As filed with the Securities and Exchange Commission on December 1, 2022
No. 333-267276
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 4
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
GEMINI THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)
Delaware	6770	85-1612845
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
297 Boston Post Road #248, Wayland, MA 017781
(617) 401-4400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Georges Gemayel, Ph.D.
Interim President and Chief Executive Officer
297 Boston Post Road #248, Wayland, MA 017781
(617) 401-4400
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies of all communications, including communications sent to agent for service, should be sent to:
Christopher D. Barnstable-Brown, Esq. Stuart M. Falber, Esq. Mark Nylen, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 7 World Trade Center 250 Greenwich Street New York, NY 10007 Tel: (212) 230-8800	William D. Collins, Esq. Stephanie Richards, Esq. Alicia M. Tschirhart, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
[1]	The Company does not currently maintain a physical headquarters but maintains a mailing address at 297 Boston Post Road #248, Wayland, MA 01778.

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED DECEMBER 1, 2022

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT
To the Stockholders of Gemini Therapeutics, Inc. and Disc Medicine, Inc.,
Gemini Therapeutics, Inc., a Delaware corporation, or Gemini, and Disc Medicine, Inc., a Delaware corporation, or Disc, entered into an Agreement and Plan of Merger and Reorganization, or the Merger Agreement, on August 9, 2022, pursuant to which, among other matters, a direct, wholly owned subsidiary of Gemini, Gemstone Merger Sub, Inc., or Merger Sub, will merge with and into Disc, with Disc surviving as a wholly owned subsidiary of Gemini, and the surviving corporation of the merger, which transaction is referred to herein as the merger. The surviving corporation following the merger is referred to herein as the combined company.
At the effective time of the merger each share of Disc common stock (after giving effect to the conversion of each share of Disc’s preferred stock into Disc common stock and including all such shares that are converted into Disc common stock) will be converted into the right to receive a number of shares of Gemini common stock equal to the exchange ratio described in more detail in the section titled “The Merger Agreement—Exchange Ratio” beginning on page 181 of the accompanying proxy statement/prospectus. The final exchange ratio is subject to adjustment prior to closing of the merger based upon Gemini’s net cash at closing and the aggregate proceeds from the sale of Disc common stock in the Disc pre-closing financing and as a result, Gemini securityholders could own more, and Disc securityholders (including, for this purpose, investors in the pre-closing financing) could own less, or vice versa, of the combined company. Based on Gemini’s and Disc’s capitalization as of August 9, 2022, the date the Merger Agreement was executed, the exchange ratio was estimated to be equal to approximately 1.1052 shares of Gemini common stock for each share of Disc capital stock, which estimated exchange ratio did not give effect to the expected Gemini reverse stock split. The following table illustrates a range of exchange ratios (including a high and a low range) at various figures of Gemini net cash (which is the sole material variable in determining the exchange ratio) after giving effect to the anticipated 1:10 reverse stock split:
Gemini Net Cash at Closing ($ in millions)	Exchange Ratio
$100 (high range)	0.1069
$97.6	0.1094
$92.5	0.1105
$86.4	0.1116
$80 (low range)	0.1194
Gemini management continues to anticipate that Gemini net cash at the closing will be between $87.4 million and $96.6 million, and, as further described below and in connection with the Merger Agreement, within such range there would be no adjustment to the exchange ratio.
In connection with the merger, each outstanding and unexercised option to purchase shares of Disc common stock that, following assumption by Gemini at the effective time, will be eligible to be registered on Form S-8, will be assumed by Gemini and will be converted into an option to purchase shares of Gemini’s common stock, with necessary adjustments to reflect the exchange ratio. All other Disc equity awards will be cancelled immediately prior to the closing of the merger.
Certain investors have agreed to purchase shares of Disc common stock at a purchase price of $2.51 per share, for an aggregate purchase price of approximately $53.5 million, referred to as the Disc pre-closing financing, immediately prior to the closing of the merger. The closing of the Disc pre-closing financing is conditioned upon the satisfaction or waiver of the conditions to the closing of the merger as well as certain other conditions. The shares of Disc common stock that are issued in the Disc pre-closing financing will be converted into the right to receive a number of shares of Gemini common stock equal to the exchange ratio described in more detail in the section titled “The Merger Agreement—Exchange Ratio” beginning on page 181 of the accompanying proxy statement/prospectus.
Each share of Gemini common stock, each option to purchase Gemini common stock and each award of restricted stock units over Gemini common stock that is issued and outstanding at the effective time of the merger will remain issued and outstanding in accordance with its terms and such shares, options and restricted stock units, subject to the proposed reverse stock split and any acceleration provided for in connection with the merger, will be unaffected by the merger. Immediately after the merger, Gemini securityholders as of immediately prior to the merger are expected to own approximately 24% of the outstanding shares of the combined company, former Disc securityholders, excluding shares purchased in the Disc pre-closing financing, are expected to own approximately 63% of the outstanding shares of the combined company and shares issued in the Disc pre-closing financing are expected to represent approximately 13% of the outstanding shares of capital stock of the combined company, subject to certain assumptions, including, but not limited to, Gemini’s net cash as of closing being between $87.4 million to $96.6 million.
Shares of Gemini common stock are currently listed on The Nasdaq Global Market, or Nasdaq, under the symbol “GMTX.” Gemini has filed an initial listing application for the combined company with Nasdaq. After completion of the merger, Gemini will be renamed “Disc Medicine, Inc.” and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “IRON.” On November 30, 2022, the last trading day before the date of the accompanying proxy statement/prospectus, the closing sale price of Gemini common stock was $1.72 per share.

The closing of the Disc pre-closing financing is conditioned upon the satisfaction or waiver of the conditions to the closing of the merger as well as certain other conditions. The Disc pre-closing financing is more fully described in the accompanying proxy statement/prospectus.
Gemini stockholders are cordially invited to attend the special meeting of Gemini stockholders. Gemini is holding its special meeting of stockholders, or the Gemini special meeting, on December 28, 2022, at 10:00 a.m. Eastern Time, unless postponed or adjourned to a later date, in order to obtain the stockholder approvals necessary to complete the merger and related matters. The Gemini special meeting will be held entirely online. Gemini stockholders will be able to attend and participate in the Gemini special meeting online by visiting www.virtualshareholdermeeting.com/GMTX2022SM where they will be able to listen to the meeting live, submit questions and vote. At the Gemini special meeting, Gemini will ask its stockholders to:
1.
Approve (i) the issuance of shares of common stock of Gemini, which will represent more than 20% of the shares of Gemini common stock outstanding immediately prior to the merger, to stockholders of Disc, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, and (ii) the change of control resulting from the merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

2.
Approve an amendment to the amended and restated certificate of incorporation of Gemini to (a) effect a reverse stock split of Gemini’s issued and outstanding common stock at a ratio of one new share of Gemini common stock for every ten shares of outstanding Gemini common stock, and (b) implement a reduction in the number of authorized shares of Gemini common stock to 100,000,000, in the form attached as Annex G to the accompanying proxy statement/prospectus;

3.	Approve, on a nonbinding, advisory basis, the compensation that will or may become payable by Gemini to its named executive officers in connection with the merger;
4.
Approve amendments to Gemini’s 2021 Stock Option and Incentive Plan and Gemini’s 2021 Employee Stock Purchase Plan to (i) increase the number of shares of common stock reserved for issuance under Gemini’s 2021 Stock Option and Incentive Plan to a number of shares representing approximately 9% of the fully diluted capitalization of Gemini, determined as of immediately following the merger and (ii) increase the number of shares of common stock reserved for issuance under Gemini’s 2021 Employee Stock Purchase Plan to a number of shares representing approximately 0.84% of the fully diluted capitalization of Gemini, determined as of immediately following the merger;

5.	Approve an adjournment of the Gemini special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2; and
6.	Transact such other business as may properly come before the stockholders at the Gemini special meeting or any adjournment or postponement thereof.
As described in the accompanying proxy statement/prospectus, certain Gemini stockholders who in the aggregate owned approximately 36% of the outstanding shares of Gemini as of August 9, 2022, and certain Disc stockholders who in the aggregate owned approximately 90% of the outstanding shares of Disc capital stock as of August 9, 2022, are parties to stockholder support agreements with Gemini and Disc, respectively, whereby such stockholders have agreed to vote in favor of the approval of the transactions contemplated therein, including, with respect to Disc stockholders, adoption of the Merger Agreement and approval of the merger and, with respect to such Gemini stockholders, the issuance of Gemini common stock in the merger pursuant to the Merger Agreement, subject to the terms of the support agreements. Following the effectiveness of the registration statement on Form S-4 of which the accompanying proxy statement/prospectus is a part and pursuant to the Merger Agreement, Disc stockholders holding a sufficient number of shares of Disc capital stock to adopt the Merger Agreement and approve the merger and related transactions will be asked to execute written consents providing for such adoption and approval.
After careful consideration, each of the Gemini and Disc boards of directors have approved the Merger Agreement and have determined that it is advisable to consummate the merger. Gemini’s board of directors has approved the proposals described in the accompanying proxy statement/prospectus and unanimously recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus.
More information about Gemini, Disc, the Merger Agreement and transactions contemplated thereby and the foregoing proposals is contained in the accompanying proxy statement/prospectus. Gemini urges you to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 22 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.
Gemini and Disc are excited about the opportunities the merger brings to Gemini’s and Disc’s stockholders and thank you for your consideration and continued support. Sincerely,
Georges Gemayel, Ph.D.	John Quisel, J.D., Ph.D.
Interim President and Chief Executive Officer	President and Chief Executive Officer
Gemini Therapeutics, Inc.	Disc Medicine, Inc.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.
The accompanying proxy statement/prospectus is dated   , 2022, and is first being mailed to Gemini’s stockholders on or about   , 2022.

GEMINI THERAPEUTICS, INC.
297 Boston Post Road #248, Wayland, MA 01778
(617) 401-4400

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To the stockholders of Gemini Therapeutics, Inc.:
NOTICE IS HEREBY GIVEN that a virtual special meeting of stockholders, or the Gemini special meeting, will be held on December 28, 2022, at 10:00 a.m. Eastern Time, unless postponed or adjourned to a later date. The Gemini special meeting will be held entirely online. You will be able to attend and participate in the Gemini special meeting online by visiting www.virtualshareholdermeeting.com/GMTX2022SM where you will be able to listen to the meeting live, submit questions and vote.
The Gemini special meeting will be held for the following purposes:
1.
To approve (i) the issuance of shares of common stock of Gemini Therapeutics, Inc., or Gemini, which will represent more than 20% of the shares of Gemini common stock outstanding immediately prior to the merger, to stockholders of Disc Medicine, Inc., or Disc, pursuant to the terms of the Agreement and Plan of Merger and Reorganization among Gemini, Disc and Gemstone Merger Sub, Inc., or Merger Sub, dated as of August 9, 2022, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, which is referred to in this Notice as the Merger Agreement, and (ii) the change of control resulting from the merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

2.
To approve an amendment to the amended and restated certificate of incorporation of Gemini to (a) effect a reverse stock split of Gemini’s issued and outstanding common stock at a ratio of one new share of Gemini common stock for every ten shares of outstanding Gemini common stock, and (b) implement a reduction in the number of authorized shares of Gemini common stock to 100,000,000, in the form attached as Annex G to the accompanying proxy statement/prospectus;

3.	To approve, on a nonbinding, advisory basis, the compensation that will or may become payable by Gemini to its named executive officers in connection with the merger;
4.
To approve amendments to Gemini’s 2021 Stock Option and Incentive Plan and Gemini’s 2021 Employee Stock Purchase Plan to (i) increase the number of shares of common stock reserved for issuance under Gemini’s 2021 Stock Option and Incentive Plan to a number of shares representing approximately 9% of the fully diluted capitalization of Gemini, determined as of immediately following the merger and (ii) increase the number of shares of common stock reserved for issuance under Gemini’s 2021 Employee Stock Purchase Plan to a number of shares representing approximately 0.84% of the fully diluted capitalization of Gemini, determined as of immediately following the merger;

5.	To approve an adjournment of the Gemini special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2; and
6.	To transact such other business as may properly come before the stockholders at the Gemini special meeting or any adjournment or postponement thereof.
Record Date: Gemini’s board of directors has fixed November 29, 2022 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Gemini special meeting and any adjournment or postponement thereof. Only holders of record of shares of Gemini common stock at the close of business on the record date are entitled to notice of, and to vote at, the Gemini special meeting. At the close of business on the record date, Gemini had 43,328,315 shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of a majority of the votes cast at the Gemini special meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 3, 4 and 5. The affirmative vote of a majority of the outstanding shares of Gemini common stock entitled to vote at the Gemini special meeting is required for approval of Proposal No. 2. Approval of each of Proposal No. 1, referred to as the merger proposal, and Proposal No. 2, referred to as the reverse stock split proposal, is a condition to the completion of the merger. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1 and 2.
Even if you plan to virtually attend the Gemini special meeting, Gemini requests that you sign and return the enclosed proxy or vote by mail or online to ensure that your shares will be represented at the Gemini special meeting if you are unable to virtually attend. You may change or revoke your proxy at any time before it is voted at the Gemini special meeting.
GEMINI’S BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, IN THE BEST INTERESTS OF, AND ADVISABLE TO GEMINI AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. GEMINI’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT GEMINI STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.
Important Notice Regarding the Availability of Proxy Materials for the Stockholders’ Meeting
to Be Held on December 28, 2022 at 10:00 a.m. Eastern Time via the internet

The proxy statement/prospectus and annual report to stockholders are available at www.virtualshareholdermeeting.com/GMTX2022SM
By Order of Gemini’s Board of Directors,
Dr. Georges Gemayel
Interim President and Chief Executive Officer
   , 2022

EXPLANATORY NOTE
The issuance of all shares of Gemini common stock in exchange for each share of Disc common stock (including all shares of Disc preferred stock converted into common stock), other than shares of Gemini common stock issued in exchange for shares of Disc common stock sold in the pre-closing financing, is intended to be covered by this registration statement on Form S-4 of which the accompanying proxy statement/prospectus is a part. There is no difference between the Gemini common stock that will be issued in exchange for each share of Disc common stock issued in the pre-closing financing and the Gemini common stock that will be issued in exchange for each other share of Disc common stock, except that the shares of Gemini common stock that will be issued as transaction consideration in exchange for each share of Disc common stock issued in the pre-closing financing will not be registered under the Securities Act and will be subject to restrictions on resale.
REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about Gemini Therapeutics, Inc. that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission website (www.sec.gov) or upon your written or oral request by contacting the Corporate Secretary of Gemini Therapeutics, Inc. by calling (617) 401-4400 or via email to IR@geminitherapeutics.com.
To ensure timely delivery of these documents, any request should be made no later than December 15, 2022 to receive them before the Gemini special meeting.
For additional details about where you can find information about Gemini, please see the section titled “Where You Can Find More Information” beginning on page 385 of this proxy statement/prospectus.
i

References to Additional Information	i
Questions and Answers about the Merger	1
Prospectus Summary	9
Market Price and Dividend Information	21
Risk Factors	22
Cautionary Note Regarding Forward-Looking Statements	132
The Special Meeting of Gemini Stockholders	133
The Merger	138
The Merger Agreement	181
Holders of Disc Common Stock or Disc Preferred Stock should not send in their Disc Stock Certificates until they receive a Letter of Transmittal from the Exchange Agent with instructions for the surrender of Disc Stock Certificates	185
Agreements Related to the Merger	200
Gemini Directors, Officers and Corporate Governance	209
Gemini Executive Compensation	215
Gemini Director Compensation	222
Equity Compensation Plan Information	224
Disc Executive Compensation	225
Disc Director Compensation	231
Matters Being Submitted to a Vote of Gemini Stockholders	232
Proposal No. 1	232
Approval of (i) The issuance of shares of Gemini Common Stock pursuant to the Merger Agreement, which will represent more than 20% of the shares of Gemini Common Stock Outstanding immediately prior to the Merger and (ii) the Change of Control resulting from the Merger pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively	232
Proposal No. 2	233
Approval of the Amendment to Amended and Restated Certificate of Incorporation of Gemini to effect the Reverse Stock Split	233
Proposal No. 3	239
Advisory, Non-Binding Vote on Merger-Related Executive Compensation Arrangements	239
Proposal No. 4	240
Amendment of Gemini Equity Plans	240
Proposal No. 5	249
Approval of Possible Adjournment of the Special Meeting	249
Gemini’s Business	250
Disc’s Business	265
Gemini Management’s Discussion and Analysis of Financial Condition and Results of Operations	315
Quantitative and Qualitative Disclosures about the Market Risk of Gemini	329
Disc’s Management’s Discussion and Analysis of Financial Condition and Results of Operations	330
Management following the Merger	342
Certain Relationships and Related Party Transactions of the Combined Company Selected Historical and Unaudited Pro Forma Condensed Combined Financial Data	348
Description of Gemini Capital Stock	370
Comparison of Rights of Holders of Gemini Capital Stock and Disc Capital Stock	371
Principal Stockholders of Gemini	379
Principal Stockholders of Disc	381
Principal Stockholders of the Combined Company	383
Legal Matters	385
Experts	385
Where You Can Find More Information	385
Other Matters	387
Index to Disc’s Consolidated Financial Statements	F-1
Annex A—Agreement and Plan of Merger	A-1
ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER
Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.
The following section provides answers to frequently asked questions about the merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.
Q:	What is the merger?
A:
Gemini Therapeutics, Inc., or Gemini, and Disc Medicine, Inc., or Disc, have entered into an Agreement and Plan of Merger and Reorganization, or the Merger Agreement, dated as of August 9, 2022, a copy of which is attached as Annex A. The Merger Agreement contains the terms and conditions of the proposed merger. Pursuant to the Merger Agreement, Gemstone Merger Sub, Inc., or Merger Sub, a direct, wholly owned subsidiary of Gemini will merge with and into Disc, with Disc surviving as a wholly owned subsidiary of Gemini. This transaction is referred to in this proxy statement/prospectus as the merger. After the completion of the merger, Gemini will change its corporate name to “Disc Medicine, Inc.” Gemini following the merger is referred to herein as the combined company.

At the effective time of the merger each share of Disc common stock (after giving effect to the conversion of each share of Disc’s preferred stock into Disc common stock) will be converted into the right to receive a number of shares of Gemini common stock equal to the exchange ratio described in more detail in the section titled “The Merger Agreement—Exchange Ratio” beginning on page 181 of this proxy statement/prospectus.
In connection with the merger, each outstanding and unexercised option to purchase shares of Disc common stock will be converted into an option to purchase shares of Gemini’s common stock, with necessary adjustments to reflect the exchange ratio.
Each share of Gemini common stock, each option to purchase Gemini common stock and each award of restricted stock units over Gemini common stock that is issued and outstanding at the effective time of the merger will remain issued and outstanding in accordance with its terms and such shares, options and restricted stock units, subject to the proposed reverse stock split and any acceleration provided for in connection with the merger, will be unaffected by the merger. Immediately after the merger, Gemini securityholders as of immediately prior to the merger are expected to own approximately 24% of the outstanding shares of the combined company, former Disc securityholders, excluding shares purchased in the Disc pre-closing financing, are expected to own approximately 63% of the outstanding shares of the combined company and shares issued in the Disc pre-closing financing are expected to represent approximately 13% of the outstanding shares of capital stock of the combined company, subject to certain assumptions, including, but not limited to, Gemini’s net cash as of closing being between $87.4 million and $96.6 million.
Q:	Why are the two companies proposing to merge?
A:
Gemini and Disc believe that combining the two companies will result in a company with a robust pipeline, a strong leadership team and substantial capital resources, positioning it to become a pre-eminent biotechnology company focusing on the discovery, development, and commercialization of novel treatments for patients suffering from serious hematologic diseases. For a more complete description of the reasons for the merger, please see the sections titled “The Merger—Gemini Reasons for the Merger” and “The Merger—Disc Reasons for the Merger” beginning on pages 148 and 152, respectively, of this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?
A:
You are receiving this proxy statement/prospectus because you have been identified as a stockholder of Gemini and/or Disc as of the applicable record date, and you are entitled to vote to approve the matters set forth herein. This document serves as:

•	a proxy statement of Gemini used to solicit proxies for the Gemini special meeting to vote on the matters set forth herein; and
•
a prospectus of Gemini used to offer shares of Gemini common stock in exchange for shares of Disc common stock (including shares of Disc common stock issued upon conversion of Disc preferred stock, but excluding shares of Disc common stock issued in the pre-closing financing) in the merger.

Q:	What is the Disc pre-closing financing?
A:
On August 9, 2022, immediately prior to the execution and delivery of the Merger Agreement, Disc entered into a subscription agreement with certain existing investors of Disc named therein, including Access Biotechnology, OrbiMed, Atlas Venture, 5AM Ventures, Novo Holdings A/S, Rock Springs Capital and Janus Henderson Investors, pursuant to which the investors agreed to purchase shares of Disc common stock, at a per share purchase price of $2.51 and an aggregate purchase price of approximately $53.5 million. Immediately after the merger, the shares issued in the Disc pre-closing financing are expected to represent approximately 13% of the outstanding shares of capital stock of the combined company. The closing of the Disc pre-closing financing is conditioned upon the satisfaction or waiver of the conditions to the closing of the merger as well as certain other conditions.

Q:	What proposals will be voted on at the Gemini special meeting in connection with the merger?
A:	Pursuant to the terms of the Merger Agreement, the following proposals must be approved by the requisite stockholder vote at the Gemini special meeting in order for the merger to close:
•
Proposal No. 1 to approve (i) the issuance of shares of Gemini common stock to the stockholders of Disc pursuant to the Merger Agreement, which shares of Gemini common stock will represent more than 20% of the shares of Gemini common stock outstanding immediately prior to the merger, and (ii) the change of control resulting from the merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively; and

•
Proposal No. 2 to approve an amendment to the amended and restated certificate of incorporation of Gemini to (a) effect a reverse stock split of Gemini’s issued and outstanding common stock at a ratio of one new share of Gemini common stock for every ten shares of outstanding Gemini common stock, and (b) implement a reduction in the number of authorized shares   of Gemini common stock to 100,000,000.

Each of Proposal Nos. 1 and 2 is a condition to completion of the merger. Proposal No. 1 is referred to herein as the merger proposal and Proposal No. 2 is referred to herein as the reverse stock split proposal. The issuance of Gemini common stock in connection with the merger and the change of control resulting from the merger, or Proposal No. 1, will not take place unless Proposal No. 1 is approved by Gemini stockholders and the merger is consummated. The amendment to the amended and restated certificate of incorporation of Gemini to effect a reverse stock split of Gemini’s issued and outstanding common stock, or Proposal No. 2, will not take place unless Proposal No. 2 is approved by the requisite Gemini stockholders and the merger is consummated.
In addition to the requirement of obtaining Gemini stockholder approval, the closing of the merger is subject to the satisfaction or waiver of each of the other closing conditions set forth in the Merger Agreement. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 194 of this proxy statement/prospectus.
The presence, by accessing online or being represented by proxy, at the Gemini special meeting of the holders of a majority of the shares of Gemini common stock outstanding and entitled to vote at the Gemini special meeting is necessary to constitute a quorum at the meeting for the purpose of approving the merger proposal.

Q:	What proposals are to be voted on at the Gemini special meeting, other than the merger proposal and the reverse stock split proposal?
A:	At the Gemini special meeting, the holders of Gemini common stock will also be asked to consider the following proposals:
•	Proposal No. 3 to approve on a nonbinding, advisory basis, the compensation that will or may become payable by Gemini to its named executive officers in connection with the merger.
•
Proposal No. 4 to approve amendments to Gemini’s 2021 Stock Option and Incentive Plan and Gemini’s 2021 Employee Stock Purchase Plan to (i) increase the number of shares of common stock reserved for issuance under Gemini’s 2021 Stock Option and Incentive Plan to a number of shares representing approximately 9% of the fully diluted capitalization of Gemini, determined as of immediately following the merger and (ii) increase the number of shares of common stock reserved for issuance under Gemini’s 2021 Employee Stock Purchase Plan to a number of shares representing approximately 0.84% of the fully diluted capitalization of Gemini, determined as of immediately following the merger.

•	Proposal No. 5 to approve an adjournment of the Gemini special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2.
The approval of Proposal Nos. 3, 4 and 5 are not a condition to the merger. Such proposals, together with Proposal Nos. 1 and 2, are referred to collectively in this proxy statement/prospectus as the proposals.
The presence, by accessing online or being represented by proxy, at the Gemini special meeting of the holders of a majority of the shares of Gemini common stock outstanding and entitled to vote at the Gemini special meeting is necessary to constitute a quorum at the meeting for the purpose of approving the proposals.
Q:	What stockholder votes are required to approve the proposals at the Gemini special meeting?
A:
The affirmative vote of a majority of votes cast at the Gemini special meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 3, 4 and 5. The affirmative vote of the holders of a majority of the outstanding shares of Gemini capital stock entitled to vote at the Gemini special meeting is required for approval of Proposal No. 2.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions and broker non-votes will also be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the special meeting. Abstentions will be counted towards the vote totals for each proposal, and will have the same effect as “AGAINST” votes. Broker non-votes will have no effect on Proposal Nos. 1, 3, 4 and 5, and will have the same effect as “AGAINST” votes for Proposal No. 2.
Q:	What are contingent value rights (CVRs)?
A:
The CVRs represent the contractual right to receive payments (in the form of common stock of the combined company) from Gemini upon the actual receipt by Gemini or certain of its affiliates of certain contingent proceeds derived from any consideration that is paid to Gemini as a result of the disposition of any of Gemini’s pre-merger assets, net of any tax, transaction costs and certain other expenses, during the period that is one year after the closing of the merger.

At or prior to the effective time of the merger, Gemini and a rights agent will enter into a Contingent Value Rights Agreement, or the CVR Agreement, pursuant to which Gemini’s stockholders of record as of immediately prior to the effective time of the merger will receive one non-transferable CVR for each outstanding share of Gemini common stock held by such stockholder on such date. A copy of the form of CVR Agreement is included as Annex F to this proxy statement/prospectus. The contingent payments under the CVR Agreement, if they become payable, will become payable to the rights agent for subsequent distribution to the holders of the CVRs. In the event that no proceeds are received, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. There can be no assurance that any holders of CVRs will receive payments with respect thereto.
The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Gemini or the combined company or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.
For a more detailed description of the CVRs and the CVR Agreement, see “Agreements Related to the Merger—Contingent Value Rights Agreement” elsewhere in this proxy statement/prospectus.
Q:	What will Disc stockholders and optionholders receive in the merger?
A:
Disc stockholders will receive shares of Gemini common stock, and Disc optionholders’ outstanding and unexercised options to purchase shares of Disc common stock eligible to be registered on Form S-8 will be assumed by Gemini and will be converted into an option to purchase shares of Gemini’s common stock, with necessary adjustments to reflect the exchange ratio. Applying the exchange ratio, the former Disc securityholders immediately before the merger, excluding shares purchased in the Disc pre-closing financing, are expected to own approximately 63% of the aggregate number of shares of the combined company’s common stock following the merger, Gemini securityholders immediately before the merger are expected to own approximately 24% of the aggregate number of shares of the combined company common stock following the merger and shares issued in the Disc pre-closing financing are expected to represent approximately 13% of the outstanding shares of capital stock of the combined company following the merger, in each case subject to certain assumptions, including, but not limited to, Gemini’s net cash as of closing being between $87.4 million and $96.6 million.

In connection with the merger, each outstanding and unexercised option to purchase shares of Disc common stock that, following assumption by Gemini at the effective time, will be eligible to be registered on Form S-8, will be converted into an option to purchase Gemini common stock, with the number of shares and exercise price being appropriately adjusted to reflect the exchange ratio between Gemini common stock and Disc common stock or preferred stock, as the case may be, determined in accordance with the Merger Agreement.
For a more complete description of the treatment of Disc common stock and Disc options in the merger, please see the sections titled “The Merger Agreement—Merger Consideration” and “The Merger Agreement—Exchange Ratio” beginning on pages 181 and 181, respectively, of this proxy statement/prospectus. For a description of the effect of the Disc pre-closing financing on Gemini’s and Disc’s current securityholders, please see the section titled “Agreements Related to the Merger—Subscription Agreement” beginning on page 201 of this proxy statement/prospectus.
Q:	Will the common stock of the combined company trade on an exchange?
A:
Shares of Gemini common stock are currently listed on Nasdaq under the symbol “GMTX.” Gemini has filed an initial listing application for the common stock of the combined company with Nasdaq. After completion of the merger, Gemini will be renamed “Disc Medicine, Inc.” and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “IRON.” On November 30, 2022, the last trading day before the date of this proxy statement/prospectus, the closing sale price of Gemini common stock was $1.72 per share.

Q:	Who will be the directors of the combined company following the merger?
A:
Immediately following the merger, the combined company’s board of directors will be composed of nine (9) members, consisting of (i) one (1) current Gemini board member, Georges Gemayel, and (ii) eight (8) current Disc board members, namely Donald Nicholson, Kevin Bitterman, Mark Chin, John Quisel (who is Disc’s Chief Executive Officer and will serve as Chief Executive Officer of the combined company), Liam Ratcliffe, William White, Mona Ashiya and Jay T. Backstrom. The staggered structure of the Gemini board of directors will remain in place for the combined company following the completion of the merger.

Q:	Who will be the executive officers of the combined company immediately following the merger?
A:	Immediately following the merger, the executive management team of the combined company is expected to consist of members of the Disc executive management team prior to the merger, including:
Name	Title
John Quisel	Chief Executive Officer and Director
Joanne Bryce	Chief Financial Officer

Name	Title
Jonathan Yu	Chief Business Officer
Will Savage	Chief Medical Officer
Brian MacDonald	Chief Innovation Officer
Rahul Khara	General Counsel
Q:	As a Gemini stockholder, how does Gemini’s board of directors recommend that I vote?
A:	After careful consideration, Gemini’s board of directors unanimously recommends that Gemini stockholders vote “FOR” all of the proposals.
Q:	What risks should I consider in deciding whether to vote in favor of the merger?
A:
You should carefully review the section titled “Risk Factors” beginning on page 22 of this proxy statement/prospectus and the documents incorporated by reference herein, which set forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Gemini and Disc, as independent companies, are subject.

Q:	When do you expect the merger to be consummated?
A:
The merger is anticipated to close in the fourth quarter of 2022, but the exact timing cannot be predicted. For more information, please see the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 194 of this proxy statement/prospectus.

Q:	What do I need to do now?
A:	Gemini urges you to read this proxy statement/prospectus carefully, including the annexes and the documents incorporated by reference, and to consider how the merger affects you.
If you are a Gemini stockholder of record, you may provide your proxy instructions in one of four different ways:
•
You can vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the Gemini special meeting, Gemini will vote your shares in accordance with the proxy card.

•	You can vote by proxy over the internet, follow the instructions provided on the Notice of Internet Availability.
•	You can vote by telephone by calling the toll free number found on the Notice of Internet Availability.
Your signed proxy card, telephonic proxy instructions, or internet proxy instructions must be received by December 27 , 2022, 11:59 p.m. Eastern Time to be counted.
If you hold your shares in “street name” (as described below), you may provide your proxy instructions via telephone or the internet by following the instructions on your vote instruction form provided by your broker. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Gemini special meeting.
Q:	What happens if I do not return a proxy card or otherwise vote or provide proxy instructions, as applicable?
A:
If you are a Gemini stockholder, the failure to return your proxy card or otherwise vote or provide proxy instructions will reduce the aggregate number of votes required to approve Proposal Nos. 1, 3, 4 and 5 and will have the same effect as a vote “AGAINST” Proposal No. 2.

Q:	May I attend the Gemini special meeting and vote in person?
A:
Stockholders of record as of November 29, 2022 will be able to attend and participate in the Gemini special meeting online by accessing www.virtualshareholdermeeting.com/GMTX2022SM. To join the Gemini special meeting, you will need to have your 16-digit control number which is included on your Notice of Internet Availability of Proxy Materials and your proxy card. If your shares are held in “street name,” you should contact your bank, broker or other nominee if you did not receive a 16 digit control number.
Q:	Who counts the votes?
A:
Broadridge Financial Solutions, Inc., or Broadridge, has been engaged as Gemini’s independent agent to tabulate stockholder votes, which Gemini refers to as the inspector of election. If you are a stockholder of record, your executed proxy card is returned directly to Broadridge for tabulation. If you hold your shares through a broker, your broker returns one proxy card to Broadridge on behalf of all its clients.

Q:	If my Gemini shares are held in “street name” by my broker, will my broker vote my shares for me?
A:
If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute “broker non-votes.” A “broker non-vote” occurs when shares held by a broker are not voted with respect to a particular proposal because the broker does not have or did not exercise discretionary authority to vote on the matter and has not received voting instructions from its clients. These matters are referred to as “non-discretionary” matters. Proposals No. 2 is anticipated to be a discretionary matter. Broker non-votes will not be considered as votes cast by the holders of Gemini common stock present or represented by proxy at the Gemini special meeting, and will therefore not have any effect with respect to Proposal Nos. 1, 3, 4 and 5. Broker non-votes, if any, will have the effect of an “Against” vote with respect to Proposals No. 2. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:	What are broker non-votes and do they count for determining a quorum?
A:
Generally, a “broker non-vote” occurs when shares held by a broker are not voted with respect to a particular proposal because the broker does not have or did not exercise discretionary authority to vote on the matter and has not received voting instructions from its clients.

Broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Gemini special meeting. Broker non-votes will not be treated as votes cast for or against a proposal and accordingly will not have any effect with respect to the outcome of Proposal Nos. 1, 3, 4 and 5, and will have the same effect as “AGAINST” votes for Proposal No. 2.
Q:	May I change my vote after I have submitted a proxy or provided proxy instructions?
A:
Gemini stockholders of record, unless such stockholder’s vote is subject to a support agreement, may change their vote at any time before their proxy is voted at the Gemini special meeting in one of four ways:

•	You may submit another properly completed proxy with a later date by mail or via the internet.
•	You can provide your proxy instructions via telephone at a later date.
•	You may send a notice that you are revoking your proxy over the internet, following the instructions provided on the Notice of Internet Availability.
•
You may attend the Gemini special meeting online and vote by following the instructions at www.virtualshareholdermeeting.com/GMTX2022SM. Simply attending the Gemini special meeting will not, by itself, revoke your proxy.

Your signed proxy card, telephonic proxy instructions, internet proxy instructions, or written notice must be received by December 27, 2022, 11:59 p.m. Eastern Time to be counted.
If a Gemini stockholder who owns Gemini shares in “street name” has instructed a broker to vote its shares of Gemini common stock, the stockholder must follow directions received from its broker to change those instructions.
Q:	Who is paying for this proxy solicitation?
A:
Gemini and Disc will share equally the cost of printing and filing of this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Gemini common stock for the forwarding of solicitation materials to the beneficial owners of Gemini common stock. Gemini will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. Gemini has retained MacKenzie Partners, Inc., or MacKenzie Partners, to assist it in soliciting proxies using the means referred to above. Gemini will pay the fees of MacKenzie Partners, which Gemini expects to be approximately $12,500, plus reimbursement of out-of-pocket expenses.
Q:	What are the material U.S. federal income tax consequences of the merger to holders of Gemini capital stock?
A:
Gemini stockholders will not sell, exchange or dispose of any shares of Gemini common stock as a result of the merger. Thus, there will be no material U.S. federal income tax consequences to Gemini stockholders as a result of the merger.

Q:	What are the material U.S. federal income tax consequences of the merger to United States holders of Disc capital stock?
A:
Subject to the limitations and qualifications described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” in the opinion of WilmerHale and Goodwin Proctor LLP, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and holders of Disc capital stock will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of shares of Gemini common stock in exchange for Disc capital stock in the merger, except with respect to cash received in lieu of a fractional share of Gemini common stock. For a more detailed discussion of the material U.S. federal income tax consequences of the merger, see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 174.

Q:	What are the material U.S. federal income tax consequences of the issuance of the CVRs, including any distributions of Gemini common stock under the CVRs?
A:
Although the U.S. federal income tax treatment of the CVRs is uncertain and the matter is not free from doubt, Gemini will treat (i) a holder’s receipt of the CVRs as a non-taxable distribution with respect to the holder’s existing shares of Gemini common stock for U.S. federal income tax purposes, and (ii) a holder’s receipt of shares of Gemini common stock in respect of the CVRs as a non-taxable exercise of the right to receive stock under the CVRs for U.S. federal income tax purposes. This position may be challenged by the Internal Revenue Service, or the IRS, in which case holders of Gemini common stock could be required to recognize taxable income in respect of the receipt of the CVRs or the receipt of Gemini common stock under the CVRs, in each case, without a corresponding receipt of cash. Please review the information in the section titled “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the CVRs to Holders of Gemini Common Stock” for a discussion of the material U.S. federal income tax consequences of the CVRs to holders of Gemini common stock.

Q:	What are the material U.S. federal income tax consequences of the reverse stock split to holders of Gemini common stock?
A:
A holder of Gemini common stock should not recognize gain or loss upon the reverse stock split, except to the extent such holder receives cash in lieu of a fractional share of Gemini common stock, and subject to the discussion in the section titled “Matters Being Submitted to a Vote of Gemini Stockholders—Proposal No. 2: Approval of the Amendment to Amended and Restated Certificate of Incorporation of Gemini to Effect the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split.” Please review the information in the section titled “Matters Being Submitted to a Vote of Gemini Stockholders—Proposal No. 2: Approval of the Amendment to Amended and Restated Certificate of Incorporation of Gemini to Effect the Reverse Stock Split—Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” for a more complete description of the material U.S. federal income tax consequences of the reverse stock split to holders of Gemini common stock.

Q:	Who can help answer my questions?
A:
If you are a Gemini stockholder and would like additional copies of this proxy statement/prospectus without charge or if you have questions about the merger or related matters, including the procedures for voting your shares, you should contact:

Gemini Therapeutics, Inc.
297 Boston Post Road #248
Wayland, MA 01778
Telephone: (617) 401-4400
Attn: Brian Piekos
Email: IR@gemtherapeutics.com

PROSPECTUS SUMMARY
This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger and the proposals being considered at the Gemini special meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/prospectus, and the documents incorporated by reference therein. For more information, please see the section titled “Where You Can Find More Information” beginning on page 385 of this proxy statement/prospectus. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.
The Companies
Gemini Therapeutics, Inc.
297 Boston Post Road #248
Wayland, MA 01778
(617) 401-4400
On February 5, 2021, FS Development Corporation, a Delaware corporation (“FSDC”), consummated a business combination (the “business combination”), by and among Gemini Therapeutics, Inc., a Delaware corporation (“old Gemini”), Shareholder Representative Services LLC, a Colorado limited liability company solely in its capacity as the representative, agent and attorney-in-fact of the company securityholders, FSDC and FSG Merger Sub Inc., a Delaware corporation. On the day prior to the closing date, old Gemini changed its name to “Gemini Therapeutics Sub, Inc.” On February 5, 2021, (i) FSDC changed its name to “Gemini Therapeutics, Inc.” and (ii) old Gemini merged with and into FSG Merger Sub Inc., with old Gemini as the surviving company and, after giving effect to such merger, old Gemini becoming a wholly-owned subsidiary of Gemini. Upon the closing of the business combination, the existing shareholders of old Gemini exchanged their interests for shares of common stock of Gemini. Since February 5, 2021, Gemini has operated as an independent publicly traded company.
Gemini is a clinical-stage precision medicine company developing novel therapeutic compounds to treat genetically defined, age-related macular degeneration (“AMD”). Gemini’s lead product candidate, GEM103, is a recombinant form of the human complement factor H protein (“CFH”) and is designed to address complement hyperactivity and overall dysregulation caused by loss of function mutations thus restoring retinal health in patients with AMD. Native CFH serves multiple functions in maintaining retinal health, including regulating lipid metabolism in the retina, protecting the retina against lipid and protein by-products of oxidative stress, and regulating the complement system, which is part of the innate immune system. This multifaceted regulation plays an integral role in engagement and maintenance of complement-mediated immune responses that are involved in pathogen defense and cellular debris clearance.
In January 2022, Gemini announced that it had discontinued both of its Phase 2a clinical trials of GEM103, the ReGAtta study and the GEM103 as an Add-On to Anti-VEGF Therapy for the Treatment of Wet-AMD study.
In February 2022, Gemini announced a corporate restructuring and that it had initiated a process to evaluate strategic alternatives. Gemini is currently focused on completing a strategic alternative and has paused current clinical development.
Since inception in 2015, Gemini has devoted substantially all its efforts and financial resources to organizing and staffing its company, business planning, raising capital, discovering product candidates and securing related intellectual property rights and conducting research and development activities for its product candidates. Gemini does not have any products approved for sale, and has not generated any revenue from product sales. Gemini may never be able to develop or commercialize a marketable product.
Disc Medicine, Inc.
321 Arsenal Street, Suite 101
Watertown, MA 02472
Telephone: (617) 674-9274
Disc is a clinical-stage biopharmaceutical company focused on the discovery, development, and commercialization of novel treatments for patients suffering from serious hematologic diseases. Disc has assembled a portfolio of clinical and preclinical product candidates that aim to modify fundamental biological pathways associated with the formation and function of red blood cells, specifically heme biosynthesis and iron homeostasis. Disc’s current pipeline includes bitopertin for the treatment of erythropoietic porphyrias, including erythropoietic protoporphyria (EPP) and X-linked protoporphyria (XLP); and DISC-0974 for the treatment of anemia of myelofibrosis (MF) and anemia of chronic kidney disease (CKD). In addition, Disc has two programs in preclinical development: DISC-0998 for the treatment of anemia associated with inflammatory diseases; and a Matriptase-2 inhibitor for the treatment of polycythemia vera (PV) and diseases of iron overload. Disc’s approach to product candidate development leverages well understood molecular mechanisms that have been validated in humans. Disc believes that each of its product candidates, if approved, has the potential to improve the lives of patients suffering from hematologic diseases.
Bitopertin is the lead product candidate in Disc’s heme biosynthesis modulation portfolio. Bitopertin was previously evaluated by Roche in a comprehensive clinical program in over 4,000 individuals in other indications which demonstrated the activity of bitopertin as a glycine transporter 1 (GlyT1) inhibitor and its effect on heme biosynthesis. Disc is planning to initially develop bitopertin for the treatment of erythropoietic porphyrias, including EPP and XLP. In July 2022, Disc received clearance of its IND for “A Randomized, Double-blind, Placebo-Controlled Study of Bitopertin to Evaluate the Safety, Tolerability, Efficacy, and Protoporphyrin IX (PPIX) Concentrations in Participants with Erythropoietic Protoporphyria (EPP)” from the FDA. In July 2022, Disc initiated BEACON, a Phase 2 open-label, parallel-dose clinical trial of bitopertin in EPP and XLP patients that is being conducted at sites in Australia. Separately, in October 2022 Disc initiated AURORA, a Phase 2, randomized, double-blind, placebo-controlled clinical trial of bitopertin in EPP patients that is being conducted at sites in the United States. Disc expects interim data from these two trials in 2023. Disc is planning additional studies in Diamond-Blackfan Anemia (DBA) and other indications.
DISC-0974 is the lead product candidate in Disc’s iron homeostasis portfolio. DISC-0974 is designed to suppress hepcidin production and increase serum iron levels. Disc submitted an IND for DISC-0974 in June 2021, received clearance in July 2021, and participants completed a Phase 1 clinical trial in healthy volunteers in the U.S. in June 2022 with results showing evidence of target engagement, iron mobilization and erythropoiesis. Disc initiated a Phase 1b/2 clinical trial in June 2022 in patients with anemia of MF, and plans to initiate a separate Phase 1b/2 clinical trial by the end of 2022 in patients with anemia of CKD. Disc expects interim data from these two trials in 2023. In addition, Disc is developing a preclinical anti-hemojuvelin, or HJV, monoclonal antibody, DISC-0998, which also targets hepcidin suppression and was in-licensed from AbbVie. DISC-0998 is designed to increase serum iron levels and has an extended serum half-life as compared to DISC-0974. Disc believes this profile may be desirable in certain subsets of patients with anemia associated with inflammatory diseases.
Lastly, Disc is developing a Matriptase-2 inhibitor as part of its iron homeostasis portfolio, which is designed to induce hepcidin production and reduce serum iron levels. Preclinical data has demonstrated positive results, and Disc is in the process of identifying and optimizing a development candidate in its Matriptase-2 inhibitor program. If successful, Disc expects to designate a lead candidate and commence IND-enabling studies.
Gemstone Merger Sub, Inc.
297 Boston Post Road #248
Wayland, MA 01778
(617) 401-4400
Merger Sub is a direct, wholly-owned subsidiary of Gemini and was formed solely for the purpose of carrying out the merger.
The Merger (see page 138)
If the merger is completed Merger Sub will merge with and into Disc, with Disc surviving as a wholly owned subsidiary of Gemini.
At the effective time, except for shares to be canceled pursuant to the Merger Agreement and dissenting shares, each outstanding share of Disc common stock or Disc preferred stock will be automatically converted solely into the right to receive a number of shares of Gemini common stock equal to the exchange ratio. The exchange ratio is calculated using a formula intended to allocate existing Gemini and Disc securityholders a percentage of the combined company. Based on Gemini’s and Disc’s capitalization as of August 9, 2022, the date the Merger Agreement was executed, the exchange ratio is estimated to be equal to approximately 1.1052 shares of Gemini common stock, which has not yet been adjusted to give effect to the expected Gemini reverse stock split because the reverse stock split is not final. This estimate is subject to adjustment prior to closing of the merger for net cash at the cash determination time and the aggregate amount of Disc common stock sold in the Disc pre-closing financing and as a result, Gemini securityholders could own more, and Disc securityholders (including, for this purpose, investors in the pre-closing financing) could own less, or vice versa, of the combined company.
In connection with the merger, each option to purchase shares of Disc common stock that is outstanding and unexercised immediately prior to the effective time of the merger under Disc’s 2017 Stock Option and Grant Plan (“Disc’s 2017 Plan”) will be converted into an option to purchase shares of Gemini common stock, and that following assumption by Gemini at the effective time, will be eligible to be registered on Form S-8, whether or not vested, will be converted into an option to purchase shares of Gemini common stock. Gemini will assume Disc’s 2017 Plan, as amended, and each such outstanding option to purchase shares of Disc common stock in accordance with the terms (as in effect as of the date of the Merger Agreement) of Disc’s 2017 Plan and the terms of the stock option agreement by which such option to purchase shares of Disc common stock is evidenced.
Each share of Gemini common stock issued and outstanding at the time of the merger will remain issued and outstanding and such shares will be appropriately adjusted to reflect the proposed reverse stock split. In addition, each option to purchase shares of Gemini common stock and each Gemini restricted stock unit that is outstanding immediately prior to the effective time of the merger, whether vested or unvested, will survive the closing and remain outstanding in accordance with its terms.
For a more complete description of the merger and the exchange ratio please see the section titled “The Merger Agreement” in this proxy statement/prospectus.
In addition, at or prior to the effective time of the merger, Gemini and a rights agent will enter into the CVR Agreement, pursuant to which Gemini’s stockholders of record as of immediately prior to the effective time of the merger will receive one non-transferable CVR for each outstanding share of Gemini common stock held by such stockholder on such date. The contingent payments under the CVR Agreement, if they become payable, will become payable to the rights agent for subsequent distribution to the holders of the CVRs. In the event that no proceeds are received, holders of the CVRs will not receive any payment pursuant to the CVR Agreement.
The merger will be completed as promptly as practicable (and in any event within two business days) after all of the conditions to completion of the merger are satisfied or waived, including the adoption of the Merger Agreement by the Disc stockholders and the approval by the Gemini stockholders of the issuance of Gemini common stock and the other transactions proposed under the Merger Agreement. Gemini and Disc are working to complete the merger as quickly as practicable. The merger is anticipated to close in the fourth quarter of 2022, after the Gemini special meeting. However, Gemini and Disc cannot predict the exact timing of the completion of the merger because it is subject to the satisfaction of various conditions. After completion of the merger, assuming that Gemini receives the required stockholder approval, Gemini will be renamed “Disc Medicine, Inc.”
Reasons for the Merger (see pages 148 and 152)
After consideration and consultation with its senior management and its financial and legal advisors, and after recommendation by the Special Committee of the Gemini board of directors (the “Special Committee”), the Gemini board of directors unanimously determined that the Merger Agreement, the merger and other transactions contemplated thereby are advisable and in the best interests of Gemini and its stockholders. The Special Committee and the Gemini board of directors considered various reasons to reach its determination. For example:
•
the financial condition and prospects of Gemini and the risks associated with continuing to operate Gemini on a stand-alone basis, particularly in light of Gemini’s October 2021 decision to discontinue research and non-clinical programs associated with gene therapy and translational research on Complement Factor H and Complement Factor I and reduce its workforce as well as Gemini’s difficulty in obtaining a strategic partner for development of GEM-103;

•
the Special Committee and its financial advisor undertook a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and merger partner candidates and the Special Committee’s and the Gemini Board of Directors’ view that no alternatives to the merger were reasonably likely to create greater value for Gemini’s stockholders;

•
the Special Committee’s and the Gemini Board of Directors’ belief, after a thorough review of strategic alternatives and discussions with Gemini’s senior management, financial advisors and legal counsel, that the merger is more favorable to Gemini Stockholders than the potential value that might have resulted from other strategic alternatives available to Gemini, including a liquidation of Gemini and the distribution of any available cash;

•
the Special Committee’s and the Gemini Board of Directors’ belief that, as a result of arm’s length negotiations with Disc, Gemini and its representatives negotiated the highest exchange ratio to which Disc was willing to agree, and that the other terms of the Merger Agreement include the most favorable terms to Gemini in the aggregate to which Disc was willing to agree;

•
the Special Committee’s and the Gemini Board of Directors’ view, based on the scientific, regulatory and technical due diligence conducted by Gemini management and advisors, of the regulatory pathway for, and market opportunity of, Disc’s product candidates; and

•
the Special Committee’s and the Gemini Board of Directors’ view, following a review with Gemini’s management and advisors of Disc’s current development and clinical trial plans, of the likelihood that the combined company would possess sufficient cash resources at the closing of the merger to fund development of Disc’s product candidates through upcoming value inflection points.

Interests of Certain Directors, Officers and Affiliates of Gemini and Disc (see pages 164 and 170)
In considering the recommendation of the Gemini board of directors with respect to issuing shares of Gemini common stock in the merger and the other matters to be acted upon by the Gemini stockholders at the Gemini special meeting, Gemini stockholders should be aware that Gemini’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Gemini’s stockholders generally. Interests of the directors and executive officers may be different from or in addition to the interests of the stockholders for the following reasons, among others:
•
Georges Gemayel, the Executive Chairperson of Gemini’s board of directors and Gemini’s interim Chief Executive Officer, will continue as a director of the combined company after the effective time of the merger, and, following the closing of the merger, will be eligible to be compensated as a non-employee director of the combined company pursuant to the non-employee director compensation policy in place following the effective time of the merger.

•	Under the Merger Agreement, Gemini’s directors and executive officers are entitled to continued indemnification, expense advancement and insurance coverage.
•
In connection with the merger, options to purchase Gemini common stock held by Gemini’s directors (including those held by Mr. Gemayel) will vest in full upon the closing of the merger and, once vested, such options shall be exercisable for a period of six months following the date on which the director ceases to provide services to Gemini (provided that no option will remain exercisable following the expiration of its term).

•
In connection with his anticipated termination of employment following the effective time of the merger, Brian Piekos, Gemini’s Chief Financial Officer and Chief Business Officer, would be entitled to receive certain enhanced severance payments and benefits under the terms of his employment agreement with Gemini. In addition, he shall be entitled to receive a retention bonus following the closing of the merger and certain restricted stock units over Gemini common stock (“Gemini RSUs”) granted to him will, in accordance with the terms of the Merger Agreement, accelerate in full at the closing of the merger.

These interests are discussed in more detail in the section titled “The Merger—Interests of Gemini Directors and Executive Officers in the Merger” beginning on page 164 of this proxy statement/prospectus. The members of Gemini’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the merger, and in recommending to the stockholders that the merger proposal be approved.
Certain Gemini stockholders have also entered into a support agreement and a lock-up agreement in connection with the merger. For a more detailed discussion of the support agreements and lock-up agreements, please see the sections titled “Agreements Related to the Merger—Support Agreements” and “Agreements Related to the Merger—Lock-Up Agreements” beginning on page 200 and page 201, respectively, of this proxy statement/prospectus.
In considering the recommendation of the Disc board of directors with respect to approving the merger and related transactions, Disc stockholders should be aware that certain members of the Disc board of directors and certain executive officers of Disc have interests in the merger that may be different from, or in addition to, interests they have as Disc stockholders. For example, Disc’s executive officers have options, subject to vesting, to purchase shares of Disc common stock, which will convert into options to purchase a number of shares of Gemini common stock determined by the exchange ratio, rounding any resulting fractional shares down to the nearest whole share, certain of Disc’s directors and executive officers are expected to become directors and executive officers of the combined company upon the closing and all of Disc’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. These interests are discussed in more detail in the section titled “The Merger—Interests of Disc Directors and Executive Officers in the Merger” beginning on page 170 of this proxy statement/prospectus. The board of directors of Disc was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the merger, and to recommend that the Disc stockholders approve the merger as contemplated by this proxy statement/prospectus.
Opinion of Gemini’s Financial Advisor (see page 155)
Gemini retained SVB Securities LLC (“SVB Securities”) as its financial advisor in connection with the merger and the other transactions contemplated by the Merger Agreement. On August 9, 2022, SVB Securities rendered to the Gemini board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Gemini Board of Directors dated August 9, 2022, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by SVB Securities in preparing its opinion, the exchange ratio proposed to be paid by Gemini pursuant to the Merger Agreement was fair, from a financial point of view, to Gemini.
The full text of the written opinion of SVB Securities, dated August 9, 2022, which describes the assumptions made and the qualifications and limitations upon the review undertaken by SVB Securities in preparing its opinion, is attached as Annex B to this proxy statement and is incorporated herein by reference. SVB Securities’ financial advisory services and opinion were provided for the information and assistance of Gemini board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Gemini board of directors’ consideration of the merger and the opinion of SVB Securities addressed only the fairness, from a financial point of view, as of the date thereof, to Gemini of the exchange ratio proposed to be paid by Gemini pursuant to the terms of the Merger Agreement. The opinion of SVB Securities did not address any other term or aspect of the Merger Agreement or the merger and does not constitute a recommendation to any stockholder of Gemini as to whether or how such holder should vote with respect to the merger or otherwise act with respect to the merger or any other matter.
The full text of the written opinion of SVB Securities should be read carefully in its entirety for a description of the assumptions made and limitations upon the review undertaken by SVB Securities in preparing its opinion
Overview of the Merger Agreement and Agreements Related to the Merger Agreement
Merger Consideration (see page 181)
At the effective time of the merger, upon the terms and subject to the conditions set forth in the Merger Agreement, each outstanding share of Disc common stock (after giving effect to the conversion of each share of Disc’s preferred stock into Disc common stock and including all such shares that are converted into Disc common stock) (excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of Gemini common stock equal to the exchange ratio described in more detail below. Based on Gemini’s and Disc’s capitalization as of August 9, 2022, the date the Merger Agreement was executed, the exchange ratio is estimated to be equal to approximately 1.1052 shares of Gemini common stock, which has not yet been adjusted to give effect to the expected Gemini reverse stock split because the reverse stock split is not final. This estimate is subject to adjustment prior to closing of the merger for net cash at the cash determination time and the aggregate amount of Disc common stock sold in the Disc pre-closing financing and as a result, Gemini securityholders could own more, and Disc securityholders (including, for this purpose, investors in the pre-closing financing) could own less, or vice versa, of the combined company.
Immediately after the merger, Gemini securityholders as of immediately prior to the merger are expected to own approximately 24% of the outstanding shares of Gemini common stock, subject to certain assumptions, including, but not limited to, Gemini’s net cash as of closing being between $87.4 million and $96.6 million. Disc securityholders, excluding shares purchased in the Disc pre-closing financing, are expected to own approximately 63% of the common stock of the combined company post-merger and shares issued in the Disc pre-closing financing are expected to represent approximately 13% of the capital stock of the combined company post-merger. For information on the impact of the Disc pre-closing financing, please see the section titled “Agreements Related to the Merger—Subscription Agreement” beginning on page 201 of this proxy statement/prospectus.

Treatment of Disc Options (see page 184)
Under the terms of the Merger Agreement, each option to purchase shares of Disc common stock that is outstanding and unexercised immediately prior to the effective time of the merger and that, following assumption by Gemini at the effective time of the merger, will be eligible to be registered on Form S-8, whether or not vested, will be assumed and converted into an option to purchase shares of Gemini common stock, based on the exchange ratio. Gemini will assume Disc’s 2017 Plan, as amended. All other Disc equity awards will be cancelled immediately prior to the closing of the merger.
Accordingly, from and after the effective time of the merger: (i) each outstanding Disc stock option assumed by Gemini may be exercised solely for shares of Gemini common stock; (ii) the number of shares of Gemini common stock subject to each outstanding Disc stock option assumed by Gemini will be determined by multiplying (A) the number of shares of Disc common stock that were subject to such Disc stock option assumed by Gemini, as in effect immediately prior to the effective time of the merger, by (B) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of Gemini common stock; and (iii) the per share exercise price of each Disc stock option assumed by Gemini will be determined by dividing (A) the per share exercise price of such Disc stock option, as in effect immediately prior to the effective time of the merger, by (B) the exchange ratio and rounding the resulting exercise price up to the nearest whole cent. Each Disc stock option assumed by Gemini will otherwise continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other terms and conditions of such Disc stock option will otherwise remain unchanged.
Each Disc stock option shall, in accordance with its terms, continue to be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Gemini common stock subsequent to the effective time of the merger. In addition, the Gemini board of directors or a committee thereof will succeed to the authority and responsibility of the Disc board of directors or any committee thereof with respect to each Disc option assumed by Gemini in accordance with the terms of the Merger Agreement.
Treatment of Gemini Common Stock, Gemini Options and Gemini RSUs (see page 184)
Each share of Gemini common stock issued and outstanding at the time of the merger will remain issued and outstanding, and, subject to the proposed reverse stock split and any acceleration provided for in connection with the merger, will be unaffected by the merger. In addition, each option to purchase shares of Gemini common stock and each Gemini RSU that is outstanding immediately prior to the effective time of the merger, whether vested or unvested, will survive the closing and remain outstanding in accordance with its terms. The number of shares of Gemini common stock underlying such options and RSUs and the exercise prices for such stock options will be appropriately adjusted to reflect the proposed reverse stock split.
Conditions to the Completion of the Merger (see page 194)
To complete the merger, Gemini stockholders must approve Proposal Nos. 1 and 2 and Disc stockholders must adopt the Merger Agreement and approve the merger and the additional transactions contemplated thereby. Additionally, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.
Non-Solicitation (see page 189)
The Merger Agreement contains non-solicitation provisions prohibiting Gemini and Disc from inquiring about or seeking a competing transaction. Each of Gemini and Disc have agreed that, subject to certain exceptions, Gemini and Disc and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries to, directly or indirectly:
•
solicit, seek, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any Acquisition Proposal (as defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—Non-Solicitation”) or Acquisition Inquiry (as defined in the section of this proxy statement/prospectus entitled “The Merger Agreement—Non-Solicitation”);

•	furnish any non-public information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;
•	approve, endorse or recommend an Acquisition Proposal;
•	execute or enter into any letter of intent or any contract contemplating or otherwise relating to an Acquisition Transaction; or
•	publicly propose to do any of the foregoing.
Board Recommendation Change (see page 191)
Neither Disc’s board of directors nor Gemini’s board of directors may change its recommendation in favor of the merger, except that prior to receipt by such party of its stockholder approval, such party’s board of directors may effect a change in recommendation with respect to a superior offer that did not result from a material breach of the Merger Agreement if:
•
such party’s board of directors shall have determined (after consultation with outside legal counsel) that the failure to effect such change in recommendation would constitute a violation of the board’s fiduciary duties under applicable law;

•
such party has provided at least four business days’ prior written notice to the other party that it intends to effect a change in recommendation, and during such period has, and has caused its financial advisors and outside legal counsel to, negotiate with the other party in good faith to make such adjustments to the terms and conditions so that the acquisition proposal ceases to constitute a superior offer;

•
if after other party shall have delivered to such party a written offer to alter the terms or conditions of the Merger Agreement during the four-business day period referred to above, such party’s board of directors shall have determined in good faith (based on the advice of its outside legal counsel), that the failure to effect a change in recommendation would constitute a violation of its fiduciary duties under applicable law.

In the event of any material amendment to any superior offer, such party would be required to provide the other party with notice of such material amendment and there would be a new two business day period following such notification during which the parties would be obligated to comply again with the requirements described above.
Termination of the Merger Agreement (see page 197)
Either Gemini or Disc may terminate the Merger Agreement under certain circumstances, which would prevent the merger from being consummated.
Termination Fee (see page 198)
If the Merger Agreement is terminated under certain circumstances, Gemini could be required to pay Disc a termination fee of $3.0 million or Disc could be required to pay Gemini a termination fee of $7.8 million, plus, in each case, up to $750,000 in expense reimbursements, respectively.
Support Agreements (see page 200)
Certain Disc stockholders are parties to support agreements with Gemini and Disc pursuant to which, among other things, each such stockholder, solely in his, her or its capacity as a Disc stockholder, has agreed to vote all of such stockholder’s shares of Disc capital stock in favor of (i) the adoption of the Merger Agreement and (ii) the approval of the merger and related transactions contemplated by the Merger Agreement. These Disc stockholders also agreed to vote against any competing Acquisition Proposal with respect to Disc.
As of August 9, 2022, the Disc stockholders that are party to a support agreement with Disc and Gemini owned approximately 90% of the outstanding shares of Disc capital stock. These stockholders include executive officers and directors of Disc, as well as certain other stockholders owning a significant portion of the outstanding shares of Disc capital stock. Following the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part and pursuant to the Merger Agreement, Disc stockholders holding a sufficient number of shares of Disc capital stock to adopt the Merger Agreement and approve the merger and related transactions will execute a written consent providing for such adoption and approval.

Certain Gemini stockholders are parties to support agreements with Gemini and Disc pursuant to which, among other things, each such stockholder, solely in his, her or its capacity as a Gemini stockholder, has agreed to vote all of such stockholder’s shares of Gemini capital stock in favor of (i) the adoption of the Merger Agreement and (ii) the approval of the merger and related transactions contemplated by the Merger Agreement. These Gemini stockholders also agreed to vote against any competing Acquisition Proposal with respect to Gemini.
As of August 9, 2022, the Gemini stockholders that are party to a support agreement with Gemini and Disc owned approximately 36% of the outstanding shares of Gemini capital stock. These stockholders include executive officers and directors of Gemini, as well as certain other stockholders owning a significant portion of the outstanding shares of Gemini capital stock.
Lock-Up Agreements (see page 201)
Certain of Disc’s executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Gemini’s common stock or any securities convertible into or exercisable or exchangeable for Gemini common stock, currently or thereafter owned, including, as applicable, shares purchased by existing Disc stockholders in the Disc pre-closing financing, until 180 days after the effective time of the merger.
Gemini’s executive officers, directors and certain of its stockholders have entered into lock-up agreements, pursuant to which such stockholders have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Gemini’s common stock or any securities convertible into or exercisable or exchangeable for Gemini common stock, currently or thereafter owned, until 180 days after the effective time of the merger.
Contingent Value Rights Agreement (see page 202)
At or prior to the effective time, Gemini and its designated rights agent, will enter into the CVR Agreement. As provided in the Merger Agreement, Gemini intends to declare a dividend to each person who as of immediately prior to the effective time was a stockholder of record of Gemini or had the right to receive Gemini’s common stock the right to receive one non-transferable CVR for each outstanding share of Gemini common stock held by such person as of such date, each representing the non-transferable contractual right to receive certain contingent payments from Gemini upon the occurrence of certain events within agreed time periods.
Pursuant to the CVR Agreement, each CVR holder is entitled to certain rights to receive shares of the combined company, which are to be issued by Gemini and delivered by the rights agent, after the end of each calendar quarter following the closing. The number of shares to be issued by Gemini in any given calendar quarter will be equal to (i) the CVR Proceeds for such applicable calendar quarter, divided by (ii) the volume weighted average of Gemini common stock’s closing market prices for the five (5) trading days ending the day prior to the date of issuance. These proceeds consist of consideration paid to or received by Gemini or any of its affiliates during the period beginning immediately following the effective time and ending on the tenth anniversary of the closing date in respect of the disposition of Gemini’s potentially transferrable assets. Such proceeds are subject to certain permitted deductions, including for applicable tax payments, certain reasonable and documented out-of-pocket costs and expenses incurred by Gemini or its affiliates, losses incurred or reasonably expected to be incurred by Gemini or its affiliates due to a third party proceeding in connection with a disposition and certain wind-down costs.
The CVRs may not be transferred, pledged, hypothecated, encumbered, assigned or otherwise disposed of (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), in whole or in part, subject to certain limited exceptions.
The CVRs will not be evidenced by a certificate or any other instrument. The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of the CVRs. The CVRs will not represent any equity or ownership interest in Gemini, any constituent company to the merger, or any of its respective affiliates.

Roche Share Issuance
In connection with Disc's May 2021 license agreement with F. Hoffmann-La Roche Ltd. and Hoffmann-La Roche Inc. (together, “Roche”) and pursuant to an addendum to that agreement executed in December 2021, Disc has agreed to issue or cause to be issued in a private placement to Roche or its affiliates, immediately following the closing of the merger and for no additional consideration, shares of common stock estimated to be approximately 2.85% of the combined company's issued and outstanding capitalization immediately following the closing of the merger and the Disc pre-closing financing. See “Disc's Business—Collaborations and License Agreement” for more information regarding Disc's license agreement with Roche.
Management Following the Merger (see page 342)
Effective as of the closing of the merger, the combined company’s executive officers are expected to be members of the Disc executive management team prior to the merger, including:
Name	Title
John Quisel	Chief Executive Officer and Director
Joanne Bryce	Chief Financial Officer
Jonathan Yu	Chief Business Officer
Will Savage	Chief Medical Officer
Brian MacDonald	Chief Innovation Officer
Rahul Khara	General Counsel
Material U.S. Federal Income Tax Consequences of the Merger (see page 174)
Subject to the limitations and qualifications described in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” in the opinion of WilmerHale and Goodwin Proctor LLP, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Since the Gemini stockholders will not sell, exchange or dispose of any shares of Gemini common stock as a result of the merger, there will be no material U.S. federal income tax consequences to Gemini stockholders as a result of the merger.
Subject to the qualifications and limitations set forth in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger,” the material U.S. federal income tax consequences to a U.S. holder of Disc capital stock as a result of the merger will be as follows:
—
such Disc stockholder will not recognize gain or loss upon the exchange of Disc capital stock for Gemini common stock pursuant to the Merger Agreement, except with respect to cash received in lieu of a fractional share of Gemini common stock;

—
such Disc stockholder’s aggregate tax basis for the shares of Gemini common stock received in the merger will equal the stockholder’s aggregate tax basis in the shares of Disc capital stock surrendered in the merger reduced by the basis allocable to any fractional share of Gemini common stock for which cash is received; and

—
the holding period of the shares of Gemini common stock received by such Disc stockholder in the merger will include the holding period of the shares of Disc capital stock surrendered in exchange therefor.

Risk Factors (see page 22)
Both Gemini and Disc are subject to various risks associated with their businesses and their industries. In addition, the merger, including the possibility that the merger may not be completed, poses a number of risks to each company and its respective securityholders, including the following risks:
Risks Related to the Merger:
•
The exchange ratio will not change or otherwise be adjusted based on the market price of Gemini common stock as the exchange ratio depends on the Gemini net cash at the closing and not the market price of Gemini common stock, so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed;

•
Failure to complete the merger may result in Gemini or Disc paying a termination fee to the other party and could harm the common stock price of Gemini and the future business and operations of each company;

•
Some Gemini and Disc executive officers and directors have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests;

•
Gemini stockholders and Disc stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger, including because the anticipated benefits reflected in the financial projections prepared by Gemini management and used in the financial analyses of Gemini's financial advisor may not be realized, such as because the assumptions underlying such financial projections may prove inaccurate; and

•	If the merger is not completed, Gemini’s stock price may decline significantly.
Risks Related to Gemini:
•	Failure to complete, or delays in completing, the proposed merger with Disc could materially and adversely affect Gemini’s results of operations, business, financial results and/or stock price;
•	Gemini’s stockholders potentially may not receive any payment on the CVRs and the CVRs may otherwise expire valueless;
•	If Gemini does not successfully consummate the merger or another strategic transaction, Gemini’s board of directors may decide to pursue a dissolution and liquidation of Gemini;
•	Gemini has incurred significant losses since Gemini’s inception and may incur losses for the foreseeable future;
•
If the merger is not consummated and Gemini continues to pursue product development, Gemini will require additional capital to finance Gemini’s operations, which may not be available to Gemini on acceptable terms, or at all;

•	Gemini’s business has historically been dependent on the success of GEM103, the trials of which have been discontinued;
•
Gemini’s success depends, and the combined company's success will depend, upon its ability to obtain and maintain intellectual property protection for its products and technologies. It is difficult and costly to protect Gemini’s proprietary rights and technology, and Gemini, and if the merger is consummated the combined company, may not be able to ensure their protection; and

•	There can be no assurance that Gemini will be able to comply with the continued listing standards of Nasdaq.
Risks Related to Disc:
•	Disc’s limited operating history may make it difficult for you to evaluate the success of Disc’s business to date and to assess Disc’s future viability;
•	Disc has no products approved for commercial sale and has not generated any revenue from product sales;
•
Disc has only successfully completed one Phase 1 clinical trial, and may be unable to successfully complete any additional clinical trials for any product candidates it develops. Certain of Disc’s programs are still in preclinical development and may never advance to clinical development;

•
Disc’s programs are focused on the development of therapeutics for patients with hematologic diseases, which is a rapidly evolving area of science, and the approach Disc is taking to discover and develop product candidates is novel and may never lead to approved or marketable products;

•	Disc may incur additional costs or experience delays in initiating or completing, or ultimately be unable to complete, the development and commercialization of its product candidates;
•	Disc faces substantial competition, which may result in others discovering, developing, or commercializing products before or more successfully than Disc does;
•
Disc relies on third parties to conduct its current clinical trials and expects to continue to rely on third parties. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements, or meet expected deadlines, Disc may not be able to obtain regulatory approval for or commercialize its product candidates and its business could be substantially harmed;

•
If Disc is unable to obtain and maintain patent and other intellectual property protection for its technology and product candidates, its competitors could develop and commercialize technology and drugs similar to Disc’s, and Disc may not be able to compete effectively in its market; and

•
Obtaining and maintaining regulatory approval of Disc’s product candidates in one jurisdiction does not mean that it will be successful in obtaining regulatory approval of its product candidates in other jurisdictions.

Risks Related to the Ownership of the Common Stock of the Combined Company:
•	The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the merger;
•	The combined company may need to raise additional capital in the future, and such funds may not be available on attractive terms, or at all;
•	If the assets subject to the CVR Agreement are not disposed of in a timely manner, the combined company may have to incur time and resources to wind down or dispose of such assets;
•
Once the combined company is no longer an emerging growth company, a smaller reporting company or otherwise no longer qualifies for applicable exemptions, the combined company will be subject to additional laws and regulations affecting public companies that will increase the combined company’s costs and the demands on management and could harm the combined company’s operating results;

•
Provisions in the combined company’s charter documents and under Delaware law could make an acquisition of the combined company more difficult and may discourage any takeover attempts which stockholders may consider favorable, and may lead to entrenchment of management;

•	An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all;
•
After completion of the merger, the combined company’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the combined company’s stockholders for approval; and

•
The combined company will have broad discretion in the use of the cash and cash equivalents of the combined company and the proceeds from the Disc pre-closing financing and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 22 of this proxy statement/prospectus. Gemini and Disc both encourage you to read and consider all of these risks carefully.
Regulatory Approvals (see page 174)
Each of Gemini and Disc will use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the transactions contemplated by the Merger Agreement, if any, and to submit promptly any additional information requested by any such governmental authority.
Nasdaq Stock Market Listing (see page 177)
Gemini has filed an initial listing application for the combined company common stock with Nasdaq. If such application is accepted, Gemini anticipates that the common stock of the combined company will be listed on Nasdaq following the closing of the merger under the trading symbol “IRON.”
Anticipated Accounting Treatment (see page 177)
The merger is expected to be treated by Gemini as a reverse merger and will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. For accounting purposes, Disc is considered to be acquiring the assets and liabilities of Gemini in this transaction based on the terms of the Merger Agreement and other factors, including: (i) Disc’s largest stockholder will retain the largest interest in the combined company; (ii) Disc will designate a majority (eight of nine) of the initial members of the board of directors of the combined company; (iii) Disc’s executive management team will become the management of the combined company; and (iv) the combined company will be named Disc Medicine, Inc. and be headquartered in Watertown, Massachusetts. Accordingly, the merger is expected to be treated as the equivalent of Disc issuing stock to acquire the net assets of Gemini. As a result of the merger, the net assets of Gemini will be recorded at their acquisition-date fair value in the financial statements of Disc and the reported operating results prior to the merger will be those of Disc. See the “Unaudited Pro Forma Condensed Combined Financial Information” elsewhere in this proxy statement/prospectus for additional information.
Appraisal Rights and Dissenters’ Rights (see page 177)
Holders of Gemini common stock are not entitled to appraisal rights in connection with the merger under Delaware law. Holders of Disc capital stock are entitled to appraisal rights in connection with the merger under Delaware law.
Comparison of Stockholder Rights (see page 371)
Both Gemini and Disc are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the Delaware General Corporation Law (“DGCL”). If the merger is completed, Disc stockholders will become Gemini stockholders, and their rights will be governed by the DGCL, the amended and restated by-laws of Gemini and the amended and restated certificate of incorporation of Gemini, as may be further amended by Proposal No. 2 if approved by the Gemini stockholders at the Gemini special meeting. The rights of Gemini stockholders contained in the amended and restated certificate of incorporation, as amended, and amended and restated by-laws, as amended, of Gemini differ from the rights of Disc stockholders under the amended and restated certificate of incorporation and amended and restated bylaws of Disc, as more fully described under the section titled “Comparison of Rights of Holders of Gemini Capital Stock and Disc Capital Stock” beginning on page 371 of this proxy statement/prospectus.

MARKET PRICE AND DIVIDEND INFORMATION
The Gemini common stock is currently listed on The Nasdaq Global Market under the symbol “GMTX.”
The closing price of the Gemini common stock on August 9, 2022, the last day of trading prior to the announcement of the Merger, as reported on The Nasdaq Global Market, was $1.56 per share.
Because the market price of the Gemini common stock is subject to fluctuation, the market value of the shares of the Gemini common stock that the Disc stockholders will be entitled to receive in the Merger may increase or decrease.
Assuming approval of Proposal Nos. 1, 2 and 3 and successful application for initial listing with The Nasdaq Global Market, following the consummation of the merger, the Gemini common stock will trade on The Nasdaq Global Market under Gemini’s new name, “Disc Medicine, Inc.,” and new trading symbol “IRON.”
As of November 29, 2022, the Record Date for the Special Meeting, there were approximately 69 registered holders of record of the Gemini common stock. As of November 30, 2022, Disc had 19 holders of record of Disc common stock and 28 holders of record of Disc Preferred Stock. For detailed information regarding the beneficial ownership of certain Gemini and Disc stockholders, see the sections of this proxy statement/prospectus titled “Principal Stockholders of Gemini” and “Principal Stockholders of Disc”.
Dividends
Gemini has never declared or paid any cash dividends on the Gemini common stock and does not anticipate paying cash dividends on the Gemini common stock for the foreseeable future, except pursuant to the CVR Agreement. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the merger will be at the discretion of the combined organization’s then-current board of directors and will depend upon a number of factors, including the combined organization’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant. Disc has never paid or declared any cash dividends on the Disc capital stock. If the merger does not occur, Disc does not anticipate paying any cash dividends on the Disc capital stock in the foreseeable future, and Disc intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the Disc board of directors and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable laws and other factors the Disc board of directors deems relevant.

RISK FACTORS
The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained or incorporated by reference in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of Gemini common stock. You should also read and consider the other information in this proxy statement/prospectus and additional information about Gemini set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which is filed with the Securities and Exchange Commission, or the SEC, as updated by its Quarterly Reports on Form 10-Q, in each case incorporated by reference into this proxy statement/prospectus. Please see the section titled “Where You Can Find More Information” beginning on page 385 of this proxy statement/prospectus for further information regarding the documents incorporated by reference into this proxy statement/prospectus.
Summary of Risk Factors
Risks Related to the Merger
•
The exchange ratio will not change or otherwise be adjusted based on the market price of Gemini common stock as the exchange ratio depends on the Gemini net cash at the closing and not the market price of Gemini common stock, so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed;

•
Failure to complete the merger may result in Gemini or Disc paying a termination fee to the other party and could harm the common stock price of Gemini and the future business and operations of each company;

•
Some Gemini and Disc executive officers and directors have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests;

•
Gemini stockholders and Disc stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger, including because the anticipated benefits reflected in the financial projections prepared by Gemini management and used in the financial analyses of Gemini's financial advisor may not be realized, such as because the assumptions underlying such financial projections may prove inaccurate; and

•	If the merger is not completed, Gemini’s stock price may decline significantly.
Risks Related to the Proposed Reverse Stock Split
•	The reverse stock split may not increase the combined company’s stock price over the long-term.
•	The reverse stock split may decrease the liquidity of the combined company’s common stock.
•	The reverse stock split may lead to a decrease in the combined company’s overall market capitalization.
Risks Related to Gemini:
•	Failure to complete, or delays in completing, the proposed merger with Disc could materially and adversely affect Gemini’s results of operations, business, financial results and/or stock price;
•	Gemini’s stockholders potentially may not receive any payment on the CVRs and the CVRs may otherwise expire valueless;
•	If Gemini does not successfully consummate the merger or another strategic transaction, Gemini’s board of directors may decide to pursue a dissolution and liquidation of Gemini;
•	Gemini has incurred significant losses since Gemini’s inception and may incur losses for the foreseeable future;
•
If the merger is not consummated and Gemini continues to pursue product development, Gemini will require additional capital to finance Gemini’s operations, which may not be available to Gemini on acceptable terms, or at all;

•	Gemini’s business has historically been dependent on the success of GEM103, the trials of which have been discontinued;

•
Gemini’s success depends, and the combined company's success will depend, upon its ability to obtain and maintain intellectual property protection for its products and technologies. It is difficult and costly to protect Gemini’s proprietary rights and technology, and Gemini, and if the merger is consummated the combined company, may not be able to ensure their protection; and

•	There can be no assurance that Gemini will be able to comply with the continued listing standards of Nasdaq.
Risks Related to Disc:
•	Disc’s limited operating history may make it difficult for you to evaluate the success of Disc’s business to date and to assess Disc’s future viability;
•	Disc has no products approved for commercial sale and has not generated any revenue from product sales;
•
Disc has only successfully completed one Phase 1 clinical trial, and may be unable to successfully complete any additional clinical trials for any product candidates it develops. Certain of Disc’s programs are still in preclinical development and may never advance to clinical development;

•
Disc’s programs are focused on the development of therapeutics for patients with hematologic diseases, which is a rapidly evolving area of science, and the approach Disc is taking to discover and develop product candidates is novel and may never lead to approved or marketable products;

•	Disc may incur additional costs or experience delays in initiating or completing, or ultimately be unable to complete, the development and commercialization of its product candidates;
•	Disc faces substantial competition, which may result in others discovering, developing, or commercializing products before or more successfully than Disc does;
•
Disc relies on third parties to conduct its current clinical trials and expects to continue to rely on third parties. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements, or meet expected deadlines, Disc may not be able to obtain regulatory approval for or commercialize its product candidates and its business could be substantially harmed;

•
If Disc is unable to obtain and maintain patent and other intellectual property protection for its technology and product candidates, its competitors could develop and commercialize technology and drugs similar to Disc’s, and Disc may not be able to compete effectively in its market; and

•
Obtaining and maintaining regulatory approval of Disc’s product candidates in one jurisdiction does not mean that it will be successful in obtaining regulatory approval of its product candidates in other jurisdictions.

Risks Related to the Ownership of the Common Stock of the Combined Company:
•	The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the merger;
•	The combined company may need to raise additional capital in the future, and such funds may not be available on attractive terms, or at all;
•	If the assets subject to the CVR Agreement are not disposed of in a timely manner, the combined company may have to incur time and resources to wind down or dispose of such assets;
•
Once the combined company is no longer an emerging growth company, a smaller reporting company or otherwise no longer qualifies for applicable exemptions, the combined company will be subject to additional laws and regulations affecting public companies that will increase the combined company’s costs and the demands on management and could harm the combined company’s operating results;

•
Provisions in the combined company’s charter documents and under Delaware law could make an acquisition of the combined company more difficult and may discourage any takeover attempts which stockholders may consider favorable, and may lead to entrenchment of management;

•	An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all;

•
After completion of the merger, the combined company’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the combined company’s stockholders for approval; and

•
The combined company will have broad discretion in the use of the cash and cash equivalents of the combined company and the proceeds from the Disc pre-closing financing and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

Risks related to the Merger
The exchange ratio will not change or otherwise be adjusted based on the market price of Gemini common stock as the exchange ratio depends on the Gemini net cash at the closing and not the market price of Gemini common stock, so the merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.
At the effective time of the merger, outstanding shares of Disc capital stock will be converted into shares of Gemini common stock. Applying the exchange ratio, the former Disc securityholders immediately before the merger, excluding shares purchased in the Disc pre-closing financing, are expected to own approximately 63% of the aggregate number of shares of Gemini common stock, shares issued in the Disc pre-closing financing are expected to represent approximately 13% of the outstanding shares of Gemini common stock and Gemini securityholders immediately before the merger are expected to own approximately 24% of the aggregate number of shares of Gemini common stock, subject to certain assumptions, including, but not limited to, Gemini’s net cash as of closing being between $87.4 million and $96.9 million. In the event Gemini’s net cash is below $87.4 million, the exchange ratio will be adjusted such that the number of shares issued to Disc’s pre-closing securityholders will be increased, and Gemini stockholders will own a smaller percentage of the combined company following the merger.
Any changes in the market price of Gemini stock before the completion of the merger will not affect the number of shares Disc stockholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the merger, the market price of Gemini common stock increases from the market price on the date of the Merger Agreement, then Disc stockholders could receive merger consideration with substantially more value for their shares of Disc capital stock than the parties had negotiated when they established the exchange ratio. Similarly, if before the completion of the merger the market price of Gemini common stock declines from the market price on the date of the Merger Agreement, then Disc stockholders could receive merger consideration with substantially lower value. The Merger Agreement does not include a price-based termination right.
Failure to complete the merger may result in either Gemini or Disc paying a termination fee to the other party, and could harm the common stock price of Gemini and future business and operations of each company.
If the merger is not completed, Gemini and Disc are subject to the following risks:
•
if the Merger Agreement is terminated under specified circumstances, Gemini could be required to pay Disc a termination fee of $3.0 million, or Disc could be required to pay Gemini a termination fee of $7.8 million, plus, in each case, up to $750,000 in expense reimbursements;

•	the price of Gemini common stock may decline and could fluctuate significantly; and
•	costs related to the merger, such as financial advisor, legal and accounting fees, a majority of which must be paid even if the merger is not completed.
If the Merger Agreement is terminated and the board of directors of Gemini or Disc determines to seek another business combination, there can be no assurance that either Gemini or Disc will be able to find another third party to transact a business combination with, yielding comparable or greater benefits.
If the conditions to the merger are not satisfied or waived, the merger may not occur.
Even if the merger is approved by the stockholders of Disc and Proposal Nos. 1 and 2 as described in this proxy statement/prospectus are approved by the Gemini stockholders, specified conditions must be satisfied or, to the extent permitted by applicable law, waived to complete the merger. These conditions are set forth in the Merger Agreement and each material condition to the completion of the merger is described in the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 194 of this proxy statement/prospectus. Gemini and Disc cannot assure you that all of the conditions to the consummation of the merger will be satisfied or waived. If the conditions are not satisfied or waived, the merger may not occur or the closing may be delayed.

The merger may be completed even though a material adverse effect may result from the announcement of the merger, industry-wide changes or other causes.
In general, neither Gemini nor Disc is obligated to complete the merger if there is a material adverse effect affecting the other party between August 9, 2022, the date of the Merger Agreement, and the closing of the merger. However, certain types of causes are excluded from the concept of a “material adverse effect.” Such exclusions include but are not limited to changes in general economic or political conditions, industry wide changes, changes resulting from the announcement of the merger, natural disasters, pandemics (including the COVID-19 pandemic), other public health events and changes in GAAP. Therefore, if any of these events were to occur and adversely affect Gemini or Disc, the other party would still be obliged to consummate the closing of the merger notwithstanding such material adverse effect. If any such adverse effects occur and Gemini and Disc consummate the closing of the merger, the stock price of the combined company may suffer. This in turn may reduce the value of the merger to the stockholders of Gemini, Disc or both. For a more complete discussion of what constitutes a material adverse effect on Gemini or Disc, see the section titled “The Merger Agreement—Representations and Warranties” beginning on page 181 of this proxy statement/prospectus.
If Gemini and Disc complete the merger, the combined company will need to raise additional capital by issuing equity securities or additional debt or through licensing arrangements, which may cause significant dilution to the combined company’s stockholders or restrict the combined company’s operations.
In August 2022, Disc entered into a subscription agreement with certain investors, including existing investors of Disc, pursuant to which the investors agreed to purchase, in the aggregate, $53.5 million in shares of common stock of Disc immediately prior to the closing of the merger, referred to as the Disc pre-closing financing. The closing of the Disc pre-closing financing is conditioned upon the satisfaction or waiver of the conditions to the closing of the merger as well as certain other conditions. The shares of Disc common stock issued in the Disc pre-closing financing will result in dilution to all securityholders of the combined company (i.e., both the pre-merger Gemini securityholders and former Disc securityholders). The Disc pre-closing financing is more fully described under the section titled “Agreements Related to the Merger—Subscription Agreement” beginning on page 200 of this proxy statement/prospectus.
Additional financing may not be available to the combined company when it is needed or may not be available on favorable terms. To the extent that the combined company raises additional capital by issuing equity securities, such financing will cause additional dilution to all securityholders of the combined company, including Gemini’s pre-merger securityholders and Disc’s former securityholders. It is also possible that the terms of any new equity securities may have preferences over the combined company’s common stock. Any debt financing the combined company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the combined company raises additional funds through licensing arrangements, it may be necessary to grant licenses on terms that are not favorable to the combined company.
Some Gemini and Disc directors and executive officers have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests.
Directors and executive officers of Gemini and Disc may have interests in the merger that are different from, or in addition to, the interests of other Gemini stockholders generally. These interests with respect to Gemini’s directors and executive officers may include, among others, acceleration of stock option or restricted stock unit vesting, retention bonus payments, extension of exercisability periods of previously issued stock option grants, severance payments if employment is terminated in a qualifying termination in connection with the merger and rights to continued indemnification, expense advancement and insurance coverage. One member of the Gemini board of directors will continue as directors of the combined company after the effective time of the merger, and, following the closing of the merger, will be eligible to be compensated as non-employee directors of the combined company. These interests with respect to Disc’s directors and executive officers may include, among others, certain of Disc’s directors and executive officers have options, subject to vesting, to purchase shares of Disc common stock which, after the effective time of the merger, will be converted into and become options to purchase shares of the common stock of the combined company; Disc’s executive officers are expected to continue as executive officers of the combined company after the effective time of the merger; and all of Disc’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

In addition, certain of Gemini’s directors and Disc’s directors are affiliated with investment funds which hold an interest in the other party, and are participating in the Disc pre-closing financing. Further, certain current members of Disc’s board of directors will continue as directors of the combined company after the effective time of the merger, and, following the closing of the merger, will be eligible to be compensated as non-employee directors of the combined company pursuant to the Gemini non-employee director compensation policy that is expected to remain in place following the effective time of the merger. The directors and executive officers own options and/or, with respect to Gemini, RSUs, to purchase the shares of their respective companies.
The Gemini and Disc boards were aware of and considered those interests, among other matters, in reaching their decisions to approve and adopt the Merger Agreement, approve the merger, and recommend the approval of the Merger Agreement to Gemini and Disc stockholders. These interests, among other factors, may have influenced the directors and executive officers of Gemini and Disc to support or approve the merger.
For more information regarding the interests of Gemini and Disc directors and executive officers in the merger, please see the sections titled “The Merger—Interests of Gemini Directors and Executive Officers in the Merger” beginning on page 164 and “The Merger—Interests of Disc Directors and Executive Officers in the Merger” beginning on page 170 of this proxy statement/prospectus.
Gemini stockholders and Disc stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger, including the conversion of Disc common stock issued in the Disc pre-closing financing.
If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the merger, Gemini stockholders and Disc stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the merger.
If the merger is not completed, Gemini’s stock price may decline significantly.
The market price of Gemini common stock is subject to significant fluctuations. During the 12-month period ended November 30, 2022, the closing sales price of Gemini’s common stock on Nasdaq ranged from a high of $3.08 on January 3, 2022 to a low of $1.22 on May 26, 2022. Market prices for securities of pharmaceutical, biotechnology and other life science companies have historically been particularly volatile. In addition, the market price of Gemini common stock will likely be volatile based on whether stockholders and other investors believe that Gemini can complete the merger or otherwise raise additional capital to support Gemini’s operations if the merger is not consummated and another strategic transaction cannot be identified, negotiated and consummated in a timely manner, if at all. The volatility of the market price of Gemini common stock is exacerbated by low trading volume. Additional factors that may cause the market price of Gemini common stock to fluctuate include:
•	the entry into, or termination of, key agreements, including commercial partner agreements;
•	announcements by commercial partners or competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;
•	the loss of key employees;
•	future sales of its common stock;
•	general and industry-specific economic conditions that may affect its research and development expenditures;
•	the failure to meet industry analyst expectations; and
•	period-to-period fluctuations in financial results.
Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of Gemini common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies.

Gemini and Disc securityholders will generally have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the completion of the merger as compared to their current ownership and voting interests in the respective companies.
After the completion of the merger, the current stockholders of Gemini and Disc will generally own a smaller percentage of the combined company than their ownership of their respective companies prior to the merger. Immediately after the merger, Gemini stockholders as of immediately prior to the merger are expected to own approximately 24% of the outstanding shares of the combined company, former Disc securityholders, excluding shares purchased in the Disc pre-closing financing are expected to own approximately 63% of the outstanding shares of the combined company and shares issued in the Disc pre-closing financing are expected to represent approximately 13% of the outstanding shares of capital stock of the combined company, subject to certain assumptions, including, but not limited to, Gemini’s net cash as of closing being between $87.4 million and $96.6 million. The Chief Executive Officer of Disc will serve as the Chief Executive Officer of the combined company following the completion of the merger.
The financial projections for Disc included in this proxy statement/prospectus under “The Merger—Certain Unaudited Financial Projections”, which were considered by the Gemini Board in evaluating the Merger and used by Gemini's financial advisor in rendering its fairness opinion and performing its related financial analyses, reflect numerous variables, estimates and assumptions and are inherently uncertain. If any of these variables, estimates and assumptions prove to be wrong, such as the assumptions relating to the approval of Disc's product candidates, the actual results for the combined company's business may be materially different than the results reflected in the financial projections.
As further described below in the section entitled “The Merger—Certain Unaudited Financial Projections”, in connection with the Gemini Board's evaluation of the merger, preliminary internal financial projections for Disc were prepared by the management of Disc and provided to the management of Gemini, and then adjusted by the management of Gemini, solely for use by Gemini's financial advisor, SVB Securities, in connection with the rendering of its fairness opinion and performing its related financial analyses, as described below under “The Merger—Opinion of Gemini's Financial Advisor”. Although presented with numerical specificity, these financial projections reflect numerous variables, estimates, and assumptions made by Disc's and Gemini's respective management at the time the initial financial projections were prepared by Disc and adjusted by Gemini. If any of these variables, estimates and assumptions prove to be wrong, the actual results for the combined company's business may differ materially from the results reflected in the financial projections. These assumptions include assumptions as to the timing and likelihood of the Disc product candidates receiving marketing authorization and revenue from these product candidates and are subject to the risk that none of the Disc product candidates receive marketing authorization on the timeline assumed in the projections or at all, that the Disc product candidates that do not receive marketing authorization do not generate the revenue anticipated or any revenue and the risk that, even assuming marketing authorization for one or more of the Disc product candidates, one or more of the Disc product candidates are not commercialized or do not realize the anticipated benefits, including the generation of revenue, reflected in the financial projections. For instance, the financial projections assume approval of bitopertin for the treatment of erythropoietic porphyrias in 2026, DISC-0974 for the treatment of myelofibrosis in 2028, and DISC-0974 for the treatment of anemia of chronic kidney disease in 2030, and were risk-adjusted to reflect, among other things, a downward adjustment based on cumulative probabilities of success of 27% for bitopertin, 25% for DISC-0974 for the treatment of myelofibrosis, and 15% for DISC-0974 for the treatment of anemia of chronic kidney disease. Gemini based the estimated probabilities of success on industry benchmarks for probabilities of success for similarly situated product candidates. However, the estimated probabilities of success take into account a range of potential outcomes, including outcomes in which product candidates fail to achieve commercial launch due to commercial and regulatory uncertainty (including failure to obtain regulatory authorization to market the applicable product candidate) as well as economic and portfolio management decisions and competition, and these assumptions, including those with respect to regulatory approval and probability of success more broadly, are inherently uncertain and could prove inaccurate. If one or more of the Disc product candidates do not receive marketing authorization when anticipated, for the indications anticipated, or at all, or the other assumptions reflected in the estimates as to probability of success prove untrue, the actual results of the combined company's business will differ materially from the results reflected in the financial projections. For example, while the Financial Forecasts reflect the blended probability of success assessments described below in the section entitled “The Merger—Certain Unaudited Financial Projections” for each of Disc’s product candidates, if one or both of these product candidates are not approved then actual results will differ materially, including the potential for one or both of these product candidates to generate no revenue at all.

In addition, the financial projections cover a significant period of time, specifically 19 years through 2041. This extended period was used in light of the anticipated timing for regulatory approval and the initiation of commercial sales of the Disc product candidates and the anticipated period of patent exclusivity for each product candidate. However, the risks and uncertainties regarding the financial projections, including the potential for adverse developments such as delays in obtaining or failure to obtain regulatory approvals or additional competition or changes in the competitive or regulatory landscape, increase with each successive year and the likelihood that the actual results will differ materially from the projected results increase with each successive year. The financial projections also do not reflect general business, economic, market and financial conditions and any changes in any of these conditions over the period of the projections could result in the actual results differing materially from the results reflected in the financial projections.
During the pendency of the merger, Gemini and Disc may not be able to enter into a business combination with another party on more favorable terms because of restrictions in the Merger Agreement, which could adversely affect their respective business prospects.
Covenants in the Merger Agreement impede the ability of Gemini and Disc to make acquisitions during the pendency of the merger, subject to specified exceptions. As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, seeking, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any acquisition proposal or acquisition inquiry or taking any action that could reasonably be expected to lead to certain transactions involving a third party, including a merger, sale of assets or other business combination, subject to specified exceptions. Any such transactions could be favorable to such party’s stockholders, but the parties may be unable to pursue them. For more information, see the section titled “The Merger Agreement—Non-Solicitation” beginning on page 189 of this proxy statement/prospectus.
Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions contemplated by the Merger Agreement.
The terms of the Merger Agreement prohibit each of Gemini and Disc from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances as described in further detail in the section titled “The Merger Agreement—Non-Solicitation” beginning on page 189 of this proxy statement/prospectus. In addition, if Gemini terminates the Merger Agreement under specified circumstances, Gemini could be required to pay Disc a termination fee of $3.0 million, or Disc could be required to pay Gemini a termination fee of $7.8 million, plus, in each case, up to $750,000 in expense reimbursements. This termination fee may discourage third parties from submitting competing proposals to Gemini, Disc or their respective stockholders, and may cause the Gemini or Disc board of directors to be less inclined to recommend a competing proposal.
Because the lack of a public market for Disc’s capital stock makes it difficult to evaluate the fair market value of Disc’s capital stock, the value of the Gemini common stock to be issued to Disc stockholders may be more or less than the fair market value of Disc’s capital stock.
The outstanding capital stock of Disc is privately held and is not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of Disc’s capital stock. Because the percentage of Gemini equity to be issued to Disc stockholders was determined based on negotiations between the parties, it is possible that the value of the Gemini common stock to be issued to Disc stockholders will be more or less than the fair market value of Disc’s capital stock.
The tax treatment of the CVRs is uncertain.
The U.S. federal income tax treatment of the CVRs is uncertain. There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of, and distribution of shares of Gemini common stock under, the CVRs, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position that could result in adverse U.S. federal income tax consequences to holders of the CVRs.
As discussed in the section titled “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the CVRs to Holders of Gemini Common Stock,” Gemini will treat (i) receipt of the CVRs as a non-taxable distribution with respect to existing shares of Gemini common stock, and (ii) receipt of shares of Gemini common stock in respect of the CVRs as a non-taxable exercise of the right to receive stock under the CVRs. This position may be challenged by the IRS in which case holders of Gemini common stock could be required to recognize taxable income in respect of the receipt of the CVRs or the receipt of Gemini common stock under the CVRs, in each case, without a corresponding receipt of cash. For example, the IRS may assert that the fair market value of the CVRs, at the time of distribution, is a taxable distribution of property, which would be taxable as a dividend to the extent of the holder’s pro rata share of Gemini’s current and accumulated earnings and profits, if any, with any excess being treated as a return of capital to the extent thereof and then as capital gain. Please review the information in the section titled “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the CVRs to Holders of Gemini Common Stock” for a discussion of the material U.S. federal income tax consequences of the CVRs to holders of Gemini common stock.
Risks Related to the Proposed Reverse Stock Split
The reverse stock split may not increase the combined company’s stock price over the long-term.
The principal purpose of the reverse stock split is to increase the per-share market price of Gemini’s common stock above the minimum bid price requirement under the Nasdaq rules so that the listing of Gemini and the shares of Gemini common stock being issued in the merger on Nasdaq will be approved. It cannot be assured, however, that the reverse stock split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of common stock will proportionally increase the market price of Gemini’s common stock, it cannot be assured that the reverse stock split will increase the market price of its common stock by a multiple of the reverse stock split ratio mutually agreed by Gemini and Disc, or result in any permanent or sustained increase in the market price of Gemini’s common stock, which is dependent upon many factors, including Gemini’s business and financial performance, general market conditions and prospects for future success. Thus, while the stock price of Gemini might meet the listing requirements for Nasdaq initially, it cannot be assured that it will continue to do so.
The reverse stock split may decrease the liquidity of the combined company’s common stock.
Although the Gemini board believes that the anticipated increase in the market price of the combined company’s common stock resulting from the proposed reverse stock split could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the reverse stock split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for the combined company’s common stock. In addition, the reverse stock split may not result in an increase in the combined company’s stock price necessary to satisfy Nasdaq’s initial listing requirements for the combined company.
The reverse stock split may lead to a decrease in the combined company’s overall market capitalization.
Should the market price of the combined company’s common stock decline after the reverse stock split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the reverse stock split. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in the combined company’s overall market capitalization. If the per share market price does not increase in proportion to the reverse stock split ratio, then the value of the combined company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the combined company’s common stock will remain the same after the reverse stock split is effected, or that the reverse stock split will not have an adverse effect on the combined company’s stock price due to the reduced number of shares outstanding after the reverse stock split.
Risks Related to Gemini
Failure to complete, or delays in completing, the proposed merger transaction with Disc could materially and adversely affect Gemini’s results of operations, business, financial results and/or stock price.
In February 2022, Gemini announced a corporate restructuring and that it initiated a process to evaluate strategic alternatives. After a comprehensive review of strategic alternatives, including identifying and reviewing potential candidates for a strategic transaction, on August 9, 2022, Gemini entered into an agreement and plan of merger and reorganization with Disc and Merger Sub, pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into Disc, with Disc continuing as the surviving company and a wholly-owned subsidiary of Gemini. The closing of the merger is subject to approval by the stockholders of Gemini and Disc as well as other customary closing conditions, including the effectiveness of a registration statement filed with the SEC in connection with the transaction. If the merger is completed, the business of Disc will continue as the business of the combined company. Any failure to satisfy a required condition to closing may prevent, delay or otherwise materially and adversely affect the completion of the transaction, which could materially and adversely affect Gemini’s results of operations, business, financial results and/or stock price. Gemini cannot predict with certainty whether or when any of the required closing conditions will be satisfied or if another uncertainty may arise and cannot assure you that the proposed merger will be successfully consummated or that Gemini will be able to successfully consummate the proposed merger as currently contemplated under the Merger Agreement or at all.
Gemini’s efforts to complete the merger could cause substantial disruptions in, and create uncertainty surrounding, Gemini’s business, which may materially adversely affect Gemini’s results of operations and Gemini’s business. Uncertainty as to whether the merger will be completed may affect Gemini’s ability to recruit prospective employees or to retain and motivate existing employees. Employee retention may be particularly challenging while the transaction is pending because employees may experience uncertainty about their roles following the transaction. A substantial amount of Gemini’s management’s and employees’ attention is being directed toward the completion of the transaction and thus is being diverted from Gemini’s day-to-day operations. Uncertainty as to Gemini’s future could adversely affect Gemini’s business and Gemini’s relationship with collaborators, suppliers, vendors, regulators and other business partners. For example, vendors, collaborators and other counterparties may defer decisions about working with Gemini or seek to change existing business relationships with Gemini. Changes to, or termination of, existing business relationships could adversely affect Gemini’s results of operations and financial condition, as well as the market price of Gemini’s common stock. The adverse effects of the pendency of the transaction could be exacerbated by any delays in completion of the transaction or termination of the Merger Agreement.
Risks related to the failure to consummate, or delay in consummating, the proposed merger transaction with Disc include, but are not limited to, the following:
•	Gemini would not realize any or all of the potential benefits of the merger, which could have a negative effect on Gemini’s results of operations, business or stock price;
•	under some circumstances, Gemini may be required to pay a termination fee to Disc of $3,000,000, and/or expense reimbursement of up to $750,000;
•	Gemini would remain liable for significant transaction costs, including legal, accounting, financial advisory and other costs relating to the merger regardless of whether the merger is consummated;
•	the trading price of Gemini’s common stock may decline to the extent that the current market price for Gemini’s stock reflects a market assumption that the merger will be completed;
•
the attention of Gemini’s management and employees may have been diverted to the merger rather than to Gemini’s operations and the pursuit of other opportunities that could have been beneficial to Gemini;

•	Gemini could be subject to litigation related to any failure to complete the merger;
•
Gemini could potentially lose key personnel during the pendency of the merger as employees and other service providers may experience uncertainty about their future roles with Gemini following completion of the merger; and

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under the Merger Agreement, Gemini is subject to certain customary restrictions on the conduct of Gemini’s business prior to completing the merger, which restrictions could adversely affect Gemini’s ability to conduct Gemini’s business as Gemini otherwise would have done if Gemini was not subject to these restrictions.

The occurrence of any of these events individually or in combination could materially and adversely affect Gemini’s results of operations, business, and Gemini’s stock price.
Gemini cannot be sure if or when the merger will be completed.
The consummation of the merger is subject to the satisfaction or waiver of various conditions, including the authorization of the merger by Gemini’s stockholders and Disc’s stockholders. Gemini cannot guarantee that the closing conditions set forth in the Merger Agreement will be satisfied. If Gemini is unable to satisfy certain closing conditions or if other mutual closing conditions are not satisfied, Disc will not be obligated to complete the merger. Under certain circumstances, Gemini would be required to pay Disc a termination fee of $3,000,000, and/or expense reimbursement of Disc of up to $750,000.

If the merger is not completed, Gemini’s board of directors, in discharging its fiduciary obligations to Gemini’s stockholders, would evaluate other strategic alternatives or financing options that may be available, which alternatives may not be as favorable to Gemini’s stockholders as the merger, including a liquidation and dissolution. Any future sale or merger, financing or other transaction, including a liquidation or dissolution, may be subject to further stockholder approval. Gemini may also be unable to find, evaluate or complete other strategic alternatives, which may have a materially adverse effect on Gemini’s business.
Until the merger is completed, the Merger Agreement restricts Disc and Gemini from taking specified actions without the consent of the other party, and requires Gemini to operate in the ordinary course of business consistent with past practice. These restrictions may prevent Disc and Gemini from making appropriate changes to Gemini respective businesses or pursuing attractive business opportunities that may arise prior to the completion of the merger. Further, if Gemini's net cash at closing is lower than anticipated, either because expenses exceed current estimates or due to delays prior to closing, then the pre-closing stockholders of Gemini will own less of the combined company pursuant to the exchange ratio adjustment set forth in the merger agreement.
Any delay in completing the proposed merger may materially and adversely affect the timing and benefits that are expected to be achieved from the proposed merger.
The exchange ratio set forth in the Merger Agreement is not adjustable based on the market price of Gemini’s common stock, so the merger consideration at the closing of the merger may have a greater or lesser value than at the time the Merger Agreement was signed.
The Merger Agreement has set the exchange ratio for Disc capital stock being converted into Gemini’s common stock, and the exchange ratio is based on the outstanding capital stock of Disc and the outstanding common stock of Gemini, in each case immediately prior to the closing of the merger. Applying the exchange ratio formula in the merger agreement, the former Disc equityholders immediately before the merger are expected to own approximately 72% of the outstanding capital stock of the combined company immediately following the merger, and the equityholders of Gemini immediately before the merger are expected to own approximately 28% of the outstanding capital stock of the combined company immediately following the merger, in each case, before giving effect to the Disc pre-closing financing and subject to certain assumptions detailed in the merger agreement. Under certain circumstances further described in the merger agreement, however, these ownership percentages may be adjusted upward or downward based on the cash levels of the respective companies at the closing of the merger, and as a result, either the Gemini stockholders or the Disc stockholders could own less of the combined company than expected.
Any changes in the market price of Gemini’s common stock before the completion of the merger will not affect the number of shares of Gemini’s common stock issuable to Disc’s stockholders pursuant to the Merger Agreement. Therefore, if before the completion of the merger the market price of Gemini’s common stock declines from the market price on the date of the merger agreement, then Disc’s stockholders could receive merger consideration with substantially lower value than the value of such merger consideration on the date of the merger agreement. Similarly, if before the completion of the merger the market price of Gemini’s common stock increases from the market price of Gemini’s common stock on the date of the merger agreement, then Disc’s stockholders could receive merger consideration with substantially greater value than the value of such merger consideration on the date of the merger agreement. The Merger Agreement does not include a price-based termination right.
The Merger Agreement contains provisions that limit Gemini’s ability to pursue alternatives to the merger, could discourage a potential competing acquiror of Gemini from making an alternative transaction proposal and, in specified circumstances, could require Gemini to pay a termination fee to Disc, which could significantly harm Gemini’s financial condition and the market price of Gemini’s common stock and negatively affect the future business and operations of each company.
The Merger Agreement contains provisions that make it difficult for Gemini to entertain a third-party proposal for an acquisition of Gemini. These provisions include Gemini’s agreement not to solicit or initiate any additional discussions with third parties regarding other proposals for Gemini’s acquisition, as well as restrictions on Gemini’s ability to respond to such proposals, subject to fulfillment of certain fiduciary requirements of Gemini’s board of directors.
If the proposed merger is not completed and the Merger Agreement is terminated under certain circumstances, Gemini may be required to pay Disc a termination fee of up to $3,000,000, and/or expense reimbursement of up to $750,000. Even if a termination fee is not payable in connection with a termination of the merger agreement, Gemini will have incurred significant fees and expenses, which must be paid whether or not the merger is completed. Further, if the proposed merger is not completed, it could significantly harm the market price of Gemini’s common stock.
In addition, if the Merger Agreement is terminated and the board of directors of Gemini determines to seek another business combination, there can be no assurance that either Gemini will be able to find a partner and close an alternative transaction on terms that are as favorable or more favorable than the terms set forth in the merger agreement.
Lawsuits may be filed against Gemini and the members of Gemini’s board of directors arising out of the proposed merger, which may delay or prevent the proposed merger.
Putative stockholder complaints, including stockholder class action complaints, and other complaints may be filed against Gemini, Gemini’s board of directors, Disc, Disc’s board of directors and others in connection with the transactions contemplated by the merger agreement. The outcome of litigation is uncertain, and Gemini may not be successful in defending against any such future claims. Lawsuits that may be filed against Gemini, Gemini’s board of directors, Disc, or Disc’s board of directors could delay or prevent the merger, divert the attention of Gemini’s management and employees from Gemini’s day-to-day business and otherwise adversely affect Gemini’s financial condition.
Gemini’s stockholders potentially may not receive any payment on the CVRs and the CVRs may otherwise expire valueless.
The Merger Agreement contemplates that, at or prior to the effective time of the merger, Gemini, the holder’s representative and the rights agent (as defined in the CVR Agreement) will execute and deliver a contingent value rights agreement, or the CVR Agreement, pursuant to which each person who as of immediately prior to the effective time was a stockholder of record of Gemini or had the right to receive Gemini’s common stock will be entitled to receive a contractual contingent value right, or CVR, issued by Gemini subject to and in accordance with the terms and conditions of the CVR Agreement. Each CVR will entitle the holder of the CVR to receive a certain number of shares of common stock of the combined company calculated based on the quotient of the gross proceeds, if any, received in connection with the sale, license, transfer, disposition or other monetizing event of any assets related to drug products, raw materials, and biological materials to which Gemini or any of its subsidiaries owned or had rights to immediately prior to the effective time and the weighted average closing market price for the five trading days prior to the date of issuance of the CVR. The right of Gemini’s stockholders to derive any value from the CVRs will be contingent solely upon the disposition of such assets within the time periods specified in the CVR Agreement.
Gemini may not be able to achieve successful results from the disposition of such assets as described above. If this is not achieved for any reason within the time periods specified in the CVR Agreement, no payments will be made under the CVRs, and the CVRs will expire valueless.
Certain of Gemini’s officers and directors may have interests in the proposed merger that are different from, or in conflict with or in addition to, those of Gemini’s stockholders generally.
Certain officers and directors of Gemini may have interests in the proposed merger that are different from the interests of Gemini’s stockholders generally, including potentially, among others, the continued service as a director of the combined company, the acceleration of stock option vesting, and continued indemnification.
The closing of the merger will also result in the acceleration of vesting of options to purchase shares of Gemini’s common stock held by Gemini’s executive officers and directors, whether or not there is a covered termination of such officer's employment or board membership. In addition, one of Gemini’s current directors and executive officers is expected to become a director of the surviving company upon the closing of the merger, and all of Gemini’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the merger agreement. These interests, among others, may influence the officers and directors of Gemini and cause them to view the merger differently from how Gemini’s stockholders generally may view it.
For more information regarding the interests of Gemini and Disc directors and executive officers in the merger, please see the sections titled “The Merger—Interests of Gemini Directors and Executive Officers in the Merger” beginning on page 164 and “The Merger—Interests of Disc Directors and Executive Officers in the Merger” beginning on page 170 of this proxy statement/prospectus, as well as the risk factor “Some Gemini and Disc directors and executive officers have interests in the merger that are different from yours and that may influence them to support or approve the merger without regard to your interests”.

Gemini’s equityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, Gemini following the closing of the merger as compared to their current ownership and voting interest in Gemini.
After the completion of the merger, the current securityholders of Gemini will own a smaller percentage of the combined company than their ownership in Gemini prior to the merger. Immediately after the merger, it is currently estimated that pre-merger Gemini’s equityholders will own approximately 28% of the common stock of the combined company, and pre-merger Disc equityholders will own approximately 72% of the common stock of the combined company, in each case, before giving effect to the Disc pre-closing financing and subject to certain assumptions. These estimates are based on the anticipated exchange ratio and are subject to adjustment as provided in the merger agreement.
In addition, the nine-member board of directors of the combined company will initially include one individual with prior affiliations with Gemini. Consequently, securityholders of Gemini will not be able to exercise the same influence over the management and policies of the combined organization following the closing of the merger than they currently exercise over the management and policies of Gemini.
Gemini’s stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.
If the combined company is unable to realize the strategic and financial benefits currently anticipated from the proposed merger, Gemini’s stockholders will have experienced substantial dilution of their ownership interests in Gemini without receiving the expected commensurate benefit, or only receive part of the commensurate benefit to the extent the combined company is able to realize only part of the expected strategic and financial benefits currently anticipated from the proposed merger.
If Gemini does not successfully consummate the merger or another strategic transaction, Gemini’s board of directors may decide to pursue a dissolution and liquidation of Gemini. In such an event, the amount of cash available for distribution to Gemini’s stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities, as to which Gemini can give you no assurance.
There can be no assurance that the merger will be completed. If the merger is not completed, Gemini’s board of directors may decide to pursue a dissolution and liquidation of Gemini. In such an event, the amount of cash available for distribution to Gemini’s stockholders will depend heavily on the timing of such decision and, ultimately, such liquidation, since the amount of cash available for distribution continues to decrease as Gemini funds its operations while pursuing the merger. In addition, if Gemini’s board of directors were to approve and recommend, and Gemini’s stockholders were to approve, a dissolution and liquidation of the company, Gemini would be required under Delaware corporate law to pay Gemini’s outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to stockholders. Gemini’s commitments and contingent liabilities may include obligations under Gemini’s employment and related agreements with certain employees that provide for severance and other payments following a termination of employment occurring for various reasons, including a change in control of the company, litigation against Gemini, and other various claims and legal actions arising in the ordinary course of business, and other unexpected and/or contingent liabilities. As a result of this requirement, a portion of Gemini’s assets would need to be reserved pending the resolution of such obligations.
In addition, Gemini may be subject to litigation or other claims related to a dissolution and liquidation of Gemini. If a dissolution and liquidation were to be pursued, Gemini’s board of directors, in consultation with Gemini’s advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Gemini’s common stock could lose all or a significant portion of their investment in the event of a liquidation, dissolution or winding up of the company. A liquidation would be a lengthy and uncertain process with no assurance of any value ever being returned to Gemini’s stockholders.
Gemini is substantially dependent on Gemini’s remaining employees to facilitate the consummation of the merger.
As of November 30, 2022, Gemini had only four full-time employees and one part-time employee. Gemini’s ability to successfully complete the merger depends in large part on Gemini’s ability to retain certain remaining personnel. Despite Gemini’s efforts to retain these employees, one or more may terminate their employment with Gemini on short notice. The loss of the services of certain employees could potentially harm Gemini’s ability to consummate the merger, to run Gemini’s day-to-day business operations, as well as to fulfill Gemini’s reporting obligations as a public company.

Risks Related to Gemini’s Financial Position and Need for Additional Capital in Event the Merger is Not Consummated
Gemini has incurred significant losses since Gemini’s inception and may incur losses for the foreseeable future.
Gemini has no products approved for commercial sale and has not generated any revenue to date, and Gemini continues to incur significant research and development and other expenses related to Gemini’s ongoing operations. As a result, Gemini is not profitable and has incurred significant losses in each period since Gemini’s inception in March 2015.
For the years ended December 31, 2021 and 2020, Gemini reported net losses of $71.9 million and $40.8 million, respectively. As of December 31, 2021, Gemini had an accumulated deficit of $184.7 million. Despite the contemplated reverse merger with Disc, the ceased Gemini's Phase 2 trials and pre-merger significant workforce restructuring, Gemini expects to incur significant losses for the foreseeable future. In the event that the merger is not consummated and it does not pursue a liquidation or dissolution or alternative strategic transaction, Gemini anticipates that Gemini’s expenses would increase substantially if, and as, Gemini:
•	conducts larger scale clinical trials for product candidates;
•	discovers and develops new product candidates, and conduct nonclinical studies, other investigational new drug (“IND”) enabling studies and clinical trials;
•	manufactures, or has manufactured, preclinical, clinical and commercial supplies of Gemini’s product candidates;
•	seeks regulatory approvals for Gemini’s product candidates;
•	commercializes any product candidates, if approved;
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attempts to transition from a company with a clinical development focus to a company capable of supporting commercial activities, including establishing sales, marketing and distribution infrastructure;

•	hires additional clinical, scientific, and management personnel;
•	adds operational, financial, and management information systems and personnel including costs related to funding Gemini’s restructuring obligations;
•	identifies additional compounds or product candidates and acquire rights from third parties to those compounds or product candidates through licenses; and
•	incurs additional costs associated with operating as a public company.
Even if Gemini continues to pursue product development and succeeds in commercializing any product candidates, Gemini may continue to incur substantial research and development and other expenditures to develop and market additional product candidates. Gemini may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect Gemini’s business for any reason, including as a result of the COVID-19 pandemic. The size of Gemini’s future net losses will depend, in part, on the rate of future growth of Gemini’s expenses and Gemini’s ability to generate revenue. Gemini’s prior losses and expected future losses have had and will continue to have an adverse effect on Gemini’s stockholders’ equity and working capital.
Gemini currently has a limited operating history, has not generated any revenue to date and may never become profitable.
Gemini is a clinical-stage biotechnology company with a limited operating history. Gemini’s operations to date have been limited to organizing and staffing the company, acquiring, developing and securing Gemini’s technology and product candidates, and conducting clinical trials and preclinical studies of Gemini’s product candidates. Gemini has not yet demonstrated Gemini’s ability to complete clinical trials, obtain regulatory approval, formulate and manufacture a commercial-scale product or conduct sales and marketing activities necessary for successful product commercialization. Investment in biotechnology product development is highly speculative because it entails substantial upfront expenditures in contract research organizations (“CROs”), and contract manufacturing organizations (“CMOs”), and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. Consequently, any predictions you may make about Gemini’s future success or viability may not be as accurate as they could be if Gemini had a longer operating history.

To date, Gemini has not generated any revenue, and Gemini will not be able to generate product revenue unless and until any product candidate, successfully completes clinical trials, receives regulatory approval and is commercialized, if ever. If the merger is not consummated and Gemini does not decide to pursue a wind-down or dissolution or alternative strategic transaction, Gemini may seek to obtain revenue from collaboration or licensing agreements with third parties. Gemini’s ability to generate future product revenue from any product candidates also depends on a number of additional factors, including Gemini’s, or Gemini’s current and future collaborators’, ability to:
•	successfully complete nonclinical studies and clinical trials for any product candidates;
•	seek and obtain marketing approvals for any product candidates that complete clinical development;
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establish and maintain supply and manufacturing relationships with third parties, and ensure adequate and legally compliant manufacturing of bulk drug substances and drug products to maintain that supply;

•	launch and commercialize any product candidates for which Gemini obtains marketing approval, and, if launched independently, successfully establish a sales, marketing and distribution infrastructure;
•	demonstrate the necessary safety data post-approval to ensure continued regulatory approval;
•	obtain coverage and adequate product reimbursement from third-party payors, including government payors;
•	achieve market acceptance for any approved products;
•	address any competing technological and market developments for Gemini’s product candidates;
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negotiate favorable terms in strategic alternatives including, but not limited to, any collaboration, licensing or other arrangements into which Gemini may enter in the future and performing Gemini’s obligations in such collaborations;

•	establish, maintain, protect and enforce Gemini’s intellectual property rights; and
•	attract, hire and retain qualified personnel.
In addition, because of the numerous risks and uncertainties associated with biotechnology product development, including that Gemini’s product candidates may not advance through development or achieve the endpoints of applicable clinical trials, Gemini is unable to predict the timing or amount of increased expenses, or if or when Gemini would achieve or maintain profitability if Gemini continues to pursue product development. In addition, Gemini’s expenses could increase beyond expectations if Gemini decides, or is required by the U.S. Food and Drug Administration (“FDA”) or applicable foreign regulatory authorities in other jurisdictions where Gemini may pursue regulatory approval, or applicable foreign regulatory authorities, to perform nonclinical studies or clinical trials in addition to those that Gemini currently anticipates. Even if Gemini completes the development and regulatory processes described above, Gemini anticipates incurring significant costs associated with launching and commercializing any approved product.
If Gemini does achieve profitability, Gemini may not be able to sustain or increase profitability on a quarterly or annual basis. Gemini’s failure to become and remain profitable would decrease the value of the company and could impair Gemini’s ability to raise capital, maintain Gemini’s research and development efforts, expand Gemini’s business or continue Gemini’s operations. A decline in the value of Gemini’s company also could cause you to lose all or part of your investment.
If Gemini continues to pursue product development in the event that the merger is not consummated, Gemini will require additional capital to finance Gemini’s operations, which may not be available to Gemini on acceptable terms, or at all. As a result, Gemini may not complete the development and commercialization of any product candidates.
As a clinical development company, Gemini’s operations have consumed substantial amounts of cash since inception.
As of December 31, 2021, Gemini had $136.6 million of cash and cash equivalents. Subject to the outcome of Gemini’s exploration of strategic alternatives, Gemini believes that Gemini’s current cash resources will enable Gemini to fund Gemini’s operating expenses and capital expenditure requirements through at least the next twelve months from the filing date of this proxy statement/prospectus. Gemini’s forecast of the period of time through which Gemini’s financial reserves will adequately support Gemini’s operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this “Risk Factors” section. Gemini has based this estimate on assumptions that may prove to be wrong, and Gemini could utilize Gemini’s available capital resources sooner than Gemini currently expects. Gemini’s future funding requirements, both short and long-term, will depend on many factors, including, but not limited to:
•	the timing and outcome of the consummation of the merger or Gemini’s exploration of potential strategic alternatives;
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the initiation, progress, timing, costs and results of nonclinical studies and clinical trials for any product candidates Gemini may develop, including COVID-19-related delays or other effects on Gemini’s development programs;

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the outcome, timing and cost of seeking and obtaining regulatory approvals from the FDA and applicable foreign regulatory authorities, including the potential for such authorities to require that Gemini performs more nonclinical studies or clinical trials than those that Gemini currently expects or changes their requirements on studies that had previously been agreed to;

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the cost to establish, maintain, expand, enforce and defend the scope of Gemini’s intellectual property portfolio, including the amount and timing of any payments Gemini may be required to make, or that Gemini may receive, in connection with licensing, preparing, filing, prosecuting, defending and enforcing any patents or other intellectual property rights;

•	the effect of competing technological and market developments;
•	market acceptance of any approved product candidates, including product pricing, as well as product coverage and the adequacy of reimbursement by third-party payors;
•	the cost of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;
•	the cost and timing of selecting, auditing and potentially validating a manufacturing site for commercial-scale manufacturing;
•	the cost of establishing sales, marketing and distribution capabilities for any product candidates for which Gemini may receive regulatory approval and that Gemini determines to commercialize; and
•	Gemini’s need to implement additional internal systems and infrastructure, including financial and reporting systems.
Gemini does not have any committed external source of funds or other support for Gemini’s development efforts, and Gemini cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent Gemini continues to pursue product development, until Gemini can generate sufficient revenue to finance Gemini’s cash requirements, which Gemini may never do, Gemini expects to finance its future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements, and other marketing or distribution arrangements. If Gemini raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely affect Gemini’s stockholders’ rights. Further, to the extent that Gemini raises additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest will be diluted. If Gemini raises additional capital through debt financing, Gemini could be subject to fixed payment obligations and may be subject to covenants limiting or restricting Gemini’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Gemini raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, Gemini may have to relinquish certain valuable rights to Gemini’s product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to Gemini. Gemini also could be required to seek collaborators for one or more of Gemini’s product candidates at an earlier stage than otherwise would be desirable or relinquish Gemini’s rights to product candidates or technologies that Gemini otherwise would seek to develop or commercialize itself. If Gemini is unable to raise additional capital in sufficient amounts or acceptable terms, Gemini may have to significantly delay, scale back or discontinue the development or commercialization of one or more of Gemini’s product candidates or one or more of Gemini’s other research and development initiatives. Any of the above events could significantly harm Gemini’s business, prospects, financial condition and results of operations and cause the price of Gemini’s common stock to decline.

Risks Related to Gemini’s Business if Merger is Not Consummated
Gemini’s business has been dependent on the success of GEM103, the trials of which have been discontinued.
Gemini currently has no products that are approved for commercial sale and may never be able to develop marketable products. If Gemini continues to pursue regulatory approval of Gemini’s product candidates, Gemini expects that a substantial portion of Gemini’s efforts and expenditures over the next several years would be devoted to Gemini’s lead product candidate, GEM103. Accordingly, Gemini’s business would depend heavily on the successful development, regulatory approval, and commercialization of GEM103. GEM103 was tested in a Phase 2a clinical trial in genetically defined patients with dry age-related macular degeneration (“AMD”) and in a Phase 2a clinical trial as an add-on to anti-VEGF therapy for the treatment of wet AMD patients at risk for progressive vision loss due to macular atrophy. Gemini announced that it was ending both of these studies in January 2022. Gemini cannot be certain that Gemini would successfully commence or complete any further clinical trials, receive regulatory approval or successfully commercialize GEM103 even if Gemini was to receive regulatory approval. If the merger is not consummated and Gemini does not decide to pursue a wind-down or dissolution or alternative strategic transaction, Gemini does not perform any future clinical development of GEM103 or if GEM103 does not receive regulatory approval or fails to achieve significant market acceptance, Gemini would be substantially delayed in Gemini’s ability to achieve profitability, if ever.
If Gemini is not successful in discovering, developing, receiving regulatory approval for and commercializing a product candidate, Gemini’s ability to expand Gemini’s business and achieve Gemini’s strategic objectives would be impaired.
If Gemini determines to continues to pursue regulatory approval of Gemini’s product candidates, Gemini would plan to devote a majority of Gemini’s resources to the continued preclinical and clinical testing and potential approval of GEM103 for the treatment of patients with AMD. However, another key element of Gemini’s strategy could be to discover, develop and commercialize a portfolio of products. Gemini could seek to do so through its internal discovery programs, but its resources are limited. Gemini may also explore strategic collaborations for the development or acquisition of new product candidates, but Gemini may not be successful in entering into such relationships. GEM103 is Gemini’s only product candidate in clinical stages of development. Research programs to identify product candidates require substantial technical, financial and human resources, regardless of whether any product candidates are ultimately identified. Gemini’s research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for many reasons, including:
•	the research methodology used may not be successful in identifying potential product candidates;
•	competitors may develop alternatives that render Gemini’s product candidates obsolete;
•	product candidates Gemini develops may nevertheless be covered by third parties’ patents or other exclusive rights;
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a product candidate may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all;
•	an approved product may not be accepted as safe and effective by trial participants, the medical community or third-party payors; and
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intellectual property or other proprietary rights of third parties for product candidates Gemini develops may potentially block Gemini’s entry into certain markets or make such entry economically impracticable.

If Gemini continues to pursue product development and Gemini fails to develop and successfully commercialize other product candidates, Gemini’s business and future prospects may be harmed, and Gemini’s business will be more vulnerable to any problems that Gemini encounters in developing and commercializing its product candidates.
Product candidates would need to undergo rigorous clinical trials and regulatory approvals, and success in nonclinical studies or earlier-stage clinical trials may not be indicative of results in future clinical trials.
To the extent Gemini continues to pursue product development, product candidates would be subject to rigorous and extensive clinical trials and extensive regulatory approval processes implemented by the FDA and applicable foreign regulatory authorities. The approval process is typically lengthy and expensive, and approval is never certain. Gemini has limited experience in conducting the clinical trials required to obtain regulatory approval. Gemini may not be able to conduct clinical trials at preferred sites, enlist clinical investigators, enroll sufficient numbers of participants or begin or successfully complete clinical trials in a timely fashion, if at all. Gemini’s planned clinical trials may be insufficient to demonstrate that its potential products will be active, safe or effective. Additional clinical trials may be required if clinical trial results are negative or inconclusive, which will require Gemini to incur additional costs and significant delays.
Success in preclinical studies and earlier-stage clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the effectiveness and safety of a product candidate. In addition, the design of a clinical trial can determine whether Gemini’s results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. Because Gemini has limited experience designing clinical trials, Gemini may be unable to design and execute a clinical trial to support regulatory approval. In addition, there is a high failure rate for drugs and biologics proceeding through clinical trials. In fact, many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in nonclinical studies and earlier-stage clinical trials. Similarly, the outcome of nonclinical studies may not predict the success of clinical trials. Moreover, data obtained from nonclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. For example, Gemini provided updates from Gemini’s Phase 2a studies in January 2022. Both studies were ended early, which may limit the ability of the data to support regulatory approval. In addition, Gemini may experience regulatory delays or rejections as a result of many factors, including due to changes in regulatory policy during the period of development of Gemini’s product candidates. Any such delays could negatively impact Gemini’s business, financial condition, results of operations and prospects.
Gemini has published, and may from time to time in the future, publish interim “top-line” or preliminary data from Gemini’s clinical trials. Preliminary or interim data from clinical trials that Gemini may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or interim data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data Gemini previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm Gemini’s business and financial prospects.
Additionally, several of Gemini’s previous clinical trials utilized an “open-label” trial design. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved biologic, drug, or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of Gemini’s product candidates for which Gemini includes an open-label clinical trial when studied in a controlled environment with a placebo or active control.
Gemini has been and may in the future be subject to many manufacturing risks, any of which could substantially increase Gemini’s costs, delay clinical programs and limit supply of Gemini’s products.
Gemini has historically contracted with third party manufacturers to make new drug substance to support clinical trials and for commercial sale, if approved. Gemini’s CMOs may not be able to adopt, adapt or scale up the manufacturing process in a timely manner to support Gemini’s future clinical trials. The process of manufacturing Gemini’s products is complex, highly regulated and subject to several risks, including:
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the manufacturing processes are susceptible to product loss due to contamination by adventitious microorganisms, equipment failure, improper installation or operation of equipment, vendor or operator error and improper storage conditions. Even minor deviations from normal manufacturing processes could result in reduced production yields and quality as well as other supply disruptions. If microbial, viral or other contaminations are discovered in Gemini’s products or in the manufacturing facilities in which Gemini’s products are made, the manufacturing facilities may need to be closed for an extended period of time to investigate and eliminate the contamination;
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the manufacturing facilities in which Gemini’s products are made could be adversely affected by equipment failures, labor and raw material shortages, financial difficulties of Gemini’s CMOs, natural disasters, power failures, local political unrest and numerous other factors; and

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any adverse developments affecting manufacturing operations for Gemini’s products may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls or other interruptions in the supply of Gemini’s products. Gemini may also have to record inventory write-offs and incur other charges and expenses for products that fail to meet specifications, undertake costly remediation efforts or seek more expensive manufacturing alternatives.

The manufacture of product candidates requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of these products sometimes encounter difficulties in production, especially during scale-up from the manufacturing process used for pre-clinical and early clinical trials to a validated process needed for pivotal clinical studies and commercial launch. These problems include failure to meet target production costs and yields, sub-par quality control testing, including stability of the product, quality assurance system failures, operator error and shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Gemini cannot assure you that any product quality issues relating to the manufacture of any product candidates will not occur in the future.
Gemini does not have and does not currently plan to acquire or build the facilities or internal capabilities to manufacture bulk drug substance or filled drug product for use in pre-clinical studies, clinical trials or commercialization. To a large extent, that makes Gemini dependent on the goodwill of Gemini’s contract manufacturing partners to quickly fix deviations that will inevitably occur during the manufacturing of Gemini’s product. Any delay or interruption in the supply of clinical trial materials could delay the completion of pre-clinical studies or clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require Gemini to commence new pre-clinical studies or clinical trials at additional expense or terminate pre-clinical studies or clinical trials altogether.
Gemini has no manufacturing facility. As a result, Gemini has been dependent on third-party manufacturers, as well as on third parties for Gemini’s supply chain, and if Gemini experiences problems with any third parties, or the actual demand for Gemini’s future product candidates, if any, exceed Gemini’s forecasts, the manufacture of adequate supplies of Gemini’s future product candidates or products could be delayed.
Gemini does not own or operate facilities for the manufacture of Gemini’s future product candidates, if any. Gemini currently has no plans to build its own manufacturing facilities for clinical or commercial operations. Gemini has in the past relied on third party manufacturers for the chemical manufacture of active pharmaceutical ingredient and for the production of final product formulation and packaging for clinical trials, and expect to rely on such third party manufacturers for any future product candidate Gemini is able to advance into clinical development. Although alternative third party suppliers with the necessary manufacturing and regulatory expertise and facilities exist, it could be expensive and take a significant amount of time to arrange for alternative suppliers should Gemini commence clinical development of any future product candidate. Gemini may encounter technical difficulties or delays in the transfer of manufacturing on a commercial scale to third party manufacturers. Gemini may be unable to enter into agreements for commercial supply with third party manufacturers, or may be unable to do so on acceptable terms. If Gemini is unable to arrange for alternative third-party manufacturing sources, or to do so on commercially reasonable terms or in a timely manner, Gemini may not be able to complete development of any future product candidates, or market or distribute them.
Reliance on third party manufacturers entails risks to which Gemini would not be subject if Gemini manufactured product candidates or products itself, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond Gemini’s control, including a failure to manufacture Gemini’s product candidates or any products Gemini may eventually commercialize in accordance with Gemini’s specifications, and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to Gemini. In addition, the FDA and other regulatory authorities require that Gemini’s product candidates and any products that Gemini may eventually commercialize be manufactured according to cGMP and similar foreign standards. Any failure by Gemini’s third-party manufacturers to comply with cGMP or failure to scale up manufacturing processes, including any failure to deliver sufficient quantities of product candidates in a timely manner, could lead to a delay in, or failure to obtain, regulatory approval of any of Gemini’s product candidates and could cause Gemini to incur higher costs and prevent Gemini from commercializing Gemini’s product candidates successfully. In addition, such failure could be the basis for the FDA to issue a warning letter, withdraw approvals for product candidates previously granted to Gemini, or take other regulatory or legal action, including recall or seizure of outside supplies of the product candidate, total or partial suspension of production, suspension of ongoing clinical trials, refusal to approve pending applications or supplemental applications, detention of products, refusal to permit the import or export of products, injunction, or imposing civil and criminal penalties.
Any significant disruption in Gemini’s supplier relationships could harm Gemini’s business. Any significant delay in the supply of a product candidate or its key materials for a clinical trial could considerably delay completion of Gemini’s clinical trials, product testing and potential regulatory approval of Gemini’s future product candidates. If Gemini’s manufacturers or Gemini is unable to purchase these key materials after regulatory approval has been obtained for Gemini’s product candidates, the commercial launch of Gemini’s product candidates would be delayed or there would be a shortage in supply, which would impair Gemini’s ability to generate revenues from the sale of Gemini’s product candidates. If Gemini’s third party manufacturers cannot manufacture sufficient quantity to meet the demand for Gemini’s product candidates after regulatory approval, there would be a shortage in supply which would negatively impact Gemini’s revenue from the sale of Gemini’s product candidates. It may take several years to establish an alternative source of supply for Gemini’s product candidates and to have any such new source approved by the FDA.
Gemini’s business could continue to be adversely affected by the effects of health epidemics, including the ongoing COVID-19 pandemic, including in regions where third parties on which Gemini relies have significant research, development or manufacturing facilities, concentrations of clinical trial sites or other business operations, causing disruption in supplies and services.
Gemini’s business could be adversely affected by health epidemics in regions where third parties on which Gemini relies, such as CROs or CMOs, have concentrations of clinical trial sites or other business operations, and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom Gemini relies. The ongoing COVID-19 pandemic and the increased prevalence of variants of the virus, and government measures taken in response, have had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. The ongoing COVID-19 pandemic and related impacts have resulted in, and will likely continue to result in, significant disruptions to the global economy and capital markets around the world. Gemini cannot predict the future progression or full impact of the outbreak and its effects on Gemini’s business and operations.
Gemini and its third-party CMOs, CROs and clinical sites have experienced, and may continue to experience, disruptions in supply of product candidates and/or procuring items that are essential for Gemini’s research and development activities, including raw materials used in the manufacturing of Gemini’s product candidates, medical and laboratory supplies used in Gemini’s clinical trials or preclinical studies or animals that are used for preclinical testing, in each case, for which there may be shortages because of ongoing efforts to address the pandemic.
Additionally, Gemini enrolled patients in its clinical trials at sites located both in the United States and internationally. Gemini’s clinical trial sites were located in areas that were affected by COVID-19 and, as a result, Gemini’s ability to enroll patients and complete Gemini’s trials were impacted. Gemini cannot predict how long these types of delays and impacts many continue, and whether they will similarly affect any future clinical trials. For example, even if sites are initiating and actively recruiting, Gemini may face difficulties recruiting or retaining patients in Gemini’s planned clinical trials if patients are affected by the virus or are unable to or are fearful of visiting or traveling to Gemini’s clinical trial sites because of the pandemic, or if patients are unable or unwilling to be vaccinated or tested. Prolonged delays or closure to enrollment in Gemini’s planned trials or patient discontinuations could have a material adverse impact on Gemini’s clinical trial plans and timelines. In addition, Gemini’s ability to collect and verify data requested of patients enrolled in Gemini’s clinical trials during this pandemic was impacted to varying degrees by COVID-19, and COVID-19 could similarly impact future clinical trials. Although clinical trial data collection continued for each of Gemini’s clinical trials, data was collected at a slower pace, and with challenges and interruptions in data collection, including, in some instances, disruption of collection of complete study data. This could have a material adverse impact on Gemini’s data quality and analysis. In addition, clinical trial sites for any potential future clinical trials may be unable or unwilling to initiate a new trial if factors relevant to the pandemic render doing so impracticable. These COVID-19 related issues may prolong the time required to conduct any potential clinical trials and/or impact the quality of the data obtained from one or more of Gemini’s completed or potential studies.
Gemini has not incurred impairment losses in the carrying values of Gemini’s assets as a result of the ongoing COVID-19 pandemic, and Gemini is not aware of any specific related event or circumstance that would require Gemini to revise its estimates reflected in its consolidated financial statements. Although the COVID-19 pandemic did not have a significant impact on Gemini’s financial results in 2021, the full extent to which the ongoing COVID-19 pandemic may impact Gemini’s business, results of operations, financial condition and cash flows will depend on future developments that are highly uncertain, and the estimates of the impact on Gemini’s business may change based on new information that may emerge concerning COVID-19, including the duration of the pandemic, any potential subsequent waves or strains of COVID-19 infection, the effectiveness, distribution and acceptance of COVID-19 vaccines and the actions to contain it or treat its impact and the economic impact on local, regional, national and international markets.
If Gemini does not retain key employees, Gemini’s ability to maintain its ongoing operations or execute a potential strategic option could be impaired.
On February 28, 2022, Gemini announced a workforce reduction by up to 24 positions, or approximately 80% of Gemini’s workforce. The loss of services from any of Gemini’s existing or continuing employees could substantially disrupt Gemini’s operations. To be successful and achieve Gemini’s strategic objectives, Gemini must retain qualified personnel. The continued review of Gemini’s strategic options may create continued uncertainty for Gemini’s employees and this uncertainty may adversely affect Gemini’s ability to retain key employees and to hire new talent necessary to maintain Gemini’s ongoing operations or to execute additional potential strategic options, which could have a material adverse effect on Gemini’s business.
In addition, Gemini’s current strategy and any changes to this strategy could place significant strain on Gemini’s resources and Gemini’s ability to maintain Gemini’s ongoing operations. Gemini may also be required to rely more heavily on temporary or part-time employees, third party contractors and consultants to assist with managing Gemini’s operations. These consultants are not Gemini’s employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to Gemini. Gemini will have only limited control over the activities of these consultants and can generally expect these individuals to devote only limited time to Gemini’s activities. Failure of any of these persons to devote sufficient time and resources to Gemini’s business could harm its business.
Accordingly, Gemini may fail to maintain Gemini’s ongoing operations or execute Gemini’s strategic plan if Gemini is unable to retain or hire qualified personnel or to manage its employees and consultants effectively.
Gemini may encounter difficulties in managing any future growth, which could adversely affect Gemini’s operations.
If Gemini pursues further clinical development and the potential commercialization of Gemini’s product candidates, Gemini will need to expand its financial, development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for Gemini. If Gemini’s operations were to expand, it would expect that it would need to manage additional relationships with various strategic collaborators, suppliers and other third parties. Gemini’s future financial performance and its ability to develop and commercialize its product candidates and to compete effectively would depend, in part, on Gemini’s ability to manage any future growth effectively. Gemini has undertaken restructurings in October 2021 and February 2022 with a substantial reduction in headcount, which would adversely impact its ability to meet any potential growth needs.
If Gemini fails to maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results or prevent fraud. As a result, stockholders could lose confidence in Gemini’s financial and other public reporting, which would harm Gemini’s business and the trading price of its common stock.
Effective internal controls over financial reporting are necessary for Gemini to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause Gemini to fail to meet its reporting obligations. In addition, any testing by Gemini conducted in connection with Section 404 of the Sarbanes-Oxley Act (“Section 404”) or any subsequent testing by Gemini’s independent registered public accounting firm, may reveal deficiencies in Gemini’s internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to Gemini’s financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in Gemini’s reported financial information, which could have a negative effect on the trading price of Gemini’s stock.
Commencing with the end of the fiscal year ended December 31, 2021, Gemini was required to perform system and process design evaluation and testing of the effectiveness of Gemini’s internal controls over financial reporting to allow management to report on the effectiveness of Gemini’s internal controls over financial reporting, as required by Section 404. This has required that Gemini incur substantial additional and recurring professional fees and internal costs to expand Gemini’s accounting and finance functions and that Gemini expends significant management efforts. Gemini will be required to disclose changes made in its internal controls and procedures on a quarterly basis. However, for as long as Gemini is an emerging growth company (“EGC”), its independent registered public accounting firm will not be required to attest to the effectiveness of its internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of Gemini’s internal controls over financial reporting could detect problems that Gemini’s management’s assessment might not. Undetected material weaknesses in Gemini’s internal controls over financial reporting could lead to restatements of Gemini’s financial statements and require Gemini to incur the expense of remediation.
If Gemini is not able to comply with the requirements of Section 404 in a timely manner or it is unable to maintain proper and effective internal controls over financial reporting Gemini may not be able to produce timely and accurate financial statements. As a result, Gemini’s investors could lose confidence in its reported financial information, the market price of Gemini’s stock could decline and Gemini could be subject to sanctions or investigations by the SEC or other regulatory authorities.
Gemini’s disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
Gemini’s disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by Gemini in reports it files or submits under the Securities Exchange Act of 1934, as amended (“Exchange Act”), is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Gemini believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in Gemini’s control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.
As a result of Gemini’s business combination with a special purpose acquisition company, regulatory obligations may impact Gemini differently than other publicly traded companies.
Gemini became a publicly traded company by completing a transaction with a special purpose acquisition company (“SPAC”). As a result of this transaction, regulatory obligations have, and may continue, to impact Gemini differently than other publicly traded companies. For instance, the SEC and other regulatory agencies may issue additional guidance or apply further regulatory scrutiny to companies like Gemini that have completed a business combination with a SPAC. Managing this regulatory environment, which has and may continue to evolve, could divert management’s attention from the operation of Gemini’s business, negatively impact Gemini’s ability to raise additional capital when needed or have an adverse effect on the price of Gemini’s common stock.
Gemini’s employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
Gemini cannot ensure that its compliance controls, policies, and procedures will in every instance protect Gemini from acts committed by Gemini’s employees, agents, contractors, or collaborators that would violate the law or regulation, including, without limitation, healthcare, employment, foreign corrupt practices, environmental, competition, and patient privacy and other privacy laws and regulations. Such improper actions could subject Gemini to civil or criminal investigations, and monetary and injunctive penalties, and could adversely impact Gemini’s ability to conduct business, operating results, and reputation.

Gemini is exposed to the risk of employee fraud or other illegal activity by Gemini’s employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to comply with the laws enforced by the FDA and applicable foreign regulatory authorities, fails to provide true, complete and accurate information to the FDA and applicable foreign regulatory authorities, fails to comply with manufacturing standards Gemini has established, fails to comply with healthcare fraud and abuse laws in the United States and similar foreign laws, or fails to report financial information or data accurately or to disclose unauthorized activities to Gemini. If Gemini obtains FDA approval of any of Gemini’s product candidates and begin commercializing those products in the United States, Gemini’s potential exposure under these laws will increase significantly, and its costs associated with compliance with these laws are also likely to increase. Additionally, Gemini is subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. These laws may impact, among other things, Gemini’s current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs. If any such actions are instituted against Gemini, and Gemini is not successful in defending itself or asserting its rights, those actions could have a significant impact on Gemini’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of Gemini’s operations, any of which could adversely affect Gemini’s ability to operate Gemini’s business and Gemini’s results of operations. It is not always possible to identify and deter employee misconduct, and the precautions Gemini takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Gemini from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against Gemini and it is not successful in defending itself or asserting its rights, those actions could result in significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, and the curtailment or restructuring of Gemini’s operations.
Enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Gemini’s control, significant competition for recruiting patients with AMD in clinical trials.
Identifying and qualifying patients to participate in Gemini’s clinical trials is critical to its success. To the extent Gemini continues to pursue product development, Gemini may encounter delays in enrolling, or be unable to enroll, a sufficient number of patients to complete any of Gemini’s clinical trials, and even once enrolled Gemini may be unable to retain a sufficient number of patients to complete any of Gemini’s trials.
Factors that may generally affect patient enrollment include:
•	the size and nature of the patient population;
•	the number and location of clinical sites where patients are to be enrolled;
•	competition with other companies for clinical sites or patients;
•	the eligibility and exclusion criteria for the trial;
•	the design of the clinical trial;
•	inability to obtain and maintain patient consents;
•	risk that enrolled participants will drop out before completion; and
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competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the product being studied in relation to other available therapies, including any new products that may be approved for the indications Gemini is investigating.

In addition, if any significant adverse events or other side effects are observed in any of Gemini’s future clinical trials, it may make it more difficult for Gemini to recruit patients to Gemini’s clinical trials and patients may drop out of Gemini’s trials, or Gemini may be required to abandon the trials or Gemini’s development efforts of one or more product candidates altogether. Gemini’s inability to enroll a sufficient number of patients for Gemini’s clinical trials would result in significant delays, which would increase Gemini’s costs and have an adverse effect on Gemini.

Gemini faces substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than Gemini.
The biotechnology industry is intensely competitive and subject to rapid and significant technological change. Gemini’s current competitors include multinational pharmaceutical companies, specialized biotechnology companies and universities and other research institutions. A number of pharmaceutical companies, as well as large and small biotechnology companies such as Apellis Pharmaceuticals, Inc. and IVERIC bio are pursuing the development or marketing of pharmaceuticals that target AMD. It is also probable that the number of companies seeking to develop products and therapies for the treatment of serious eye diseases, such as AMD, will increase. Many of Gemini’s competitors have substantially greater financial, technical, human and other resources than Gemini does and may be better equipped to develop, manufacture and market technologically superior products. In addition, many of these competitors have significantly greater experience than Gemini does in undertaking nonclinical studies and human clinical trials of new pharmaceutical products and in obtaining regulatory approvals of human therapeutic products. Accordingly, Gemini’s competitors may succeed in obtaining FDA approval for superior products. In addition, to the extent Gemini continues to pursue product development, many competitors have greater name recognition and more extensive collaborative relationships. Smaller and earlier-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies.
Gemini’s competitors may obtain regulatory approval of their products more rapidly than Gemini does or may obtain patent protection or other intellectual property rights that limit Gemini’s ability to develop or commercialize its product candidates. Gemini’s competitors may also develop drugs that are more effective, more convenient, more widely used and less costly or have a better safety profile than Gemini’s products and these competitors may also be more successful than Gemini is in manufacturing and marketing their products. If Gemini is unable to compete effectively against these companies, then Gemini may not be able to commercialize Gemini’s product candidates or achieve a competitive position in the market. This would adversely affect Gemini’s ability to generate revenue. Gemini’s competitors also compete with Gemini in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, Gemini’s programs.
Gemini’s business and operations would suffer in the event of computer system failures, cyber-attacks or deficiencies in Gemini’s or related parties’ cyber security.
Given Gemini’s limited operating history, Gemini is still in the process of implementing Gemini’s internal security measures. Gemini’s internal computer systems and those of current and future third parties on which Gemini relies may fail and are vulnerable to damage from computer viruses and unauthorized access. Gemini’s information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and connection to the Internet, face the risk of systemic failure that could disrupt Gemini’s operations. While Gemini has not, to its knowledge, experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in Gemini’s operations, it could result in a material disruption of Gemini’s development programs and Gemini’s business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in Gemini’s regulatory approval efforts and significantly increase Gemini’s costs to recover or reproduce the data. Likewise, Gemini relies on third parties for the manufacture of Gemini’s product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on Gemini’s business. To the extent that any disruption or security breach were to result in a loss of, or damage to, Gemini’s data or applications, or inappropriate disclosure of confidential or proprietary information, Gemini could incur liability, Gemini’s competitive position could be harmed and the further development and commercialization of Gemini’s product candidates could be hindered or delayed.
Comprehensive tax reform legislation could adversely affect Gemini’s business and financial condition.
The rules dealing with United States federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the United States Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect Gemini or holders of Gemini’s common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. It cannot be predicted whether, when, in what form, or with what effective dates, new tax laws may be enacted, or regulations and rulings may be promulgated or issued under existing or new tax laws, which could result in an increase in Gemini’s or Gemini’s stockholders’ tax liability or require changes in the manner in which Gemini operates in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof.

Gemini might not be able to utilize a significant portion of Gemini’s U.S. NOL carryforwards and U.S. research and development tax credit carryforwards.
As of December 31, 2021, Gemini had federal net operating loss carryforwards of $7.6 million that are subject to expire at various dates through 2037, and net operating loss carryforwards of $156.5 million, which have no expiration date, can be carried forward indefinitely, and are limited to a deduction to 80% of annual taxable income. Gemini has state tax net operating loss carryforwards of $143.1 million, which may be available to offset future income tax liabilities and expire at various dates through 2041, and state net operating loss carryforwards of $1.0 million, which have no expiration date and can be carried forward indefinitely. Gemini also has federal and state research and development tax credit carryforwards of $5.0 million and $1.2 million, respectively, which expire at various dates through 2041. Gemini does not anticipate generating revenue from sales of products for the foreseeable future, if ever, and Gemini may never achieve profitability. These NOL and tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities. Unused losses generated in taxable years beginning after December 31, 2017 will not expire and may be carried forward indefinitely, and generally may not be carried back to prior taxable years, except that, under the CARES Act a 5-year carryback of NOLs arising in taxable years beginning after December 31, 2017 and before January 1, 2021 is permitted. Additionally, for taxable years beginning after December 31, 2020, the deductibility of such U.S. federal NOLs is limited to 80% of Gemini’s taxable income in any future taxable year. In addition, under Section 382 of the Code, the amount of benefits from Gemini’s NOL carryforwards may be impaired or limited if Gemini incurs a cumulative ownership change of more than 50% over a three-year period. Gemini has not conducted a study to determine if any such changes have occurred that could limit its ability to use the net operating loss and tax credit carryforwards. Gemini may have experienced ownership changes in the past and the merger is expected to result in an ownership change. As a result, Gemini’s use of U.S. federal NOL carryforwards will likely be limited, and state NOL carryforwards may be similarly limited. Any such disallowances may result in greater tax liabilities than Gemini would incur in the absence of such a limitation and any increased liabilities could adversely affect Gemini’s business, results of operations, financial position and cash flows.
Gemini uses and generates materials that may expose Gemini to material liability.
Gemini’s research programs involve the use of hazardous materials and chemicals, which are currently only handled by third parties. Gemini is subject to foreign, federal, state and local environmental and health and safety laws and regulations governing, among other matters, the use, manufacture, handling, storage and disposal of hazardous materials and waste products. To the extent Gemini continues to pursue product development, Gemini may incur significant costs to comply with these current or future environmental and health and safety laws and regulations. In addition, Gemini cannot completely eliminate the risk of contamination or injury from hazardous materials and may incur material liability as a result of such contamination or injury. In the event of an accident, an injured party may seek to hold Gemini liable for any damages that result. Any liability could exceed the limits or fall outside the coverage of Gemini’s workers’ compensation, property and business interruption insurance and Gemini may not be able to maintain insurance on acceptable terms, if at all. Gemini currently carries no insurance specifically covering environmental claims.
Risks Related to Government Regulation
The regulatory approval processes of the FDA and applicable foreign regulatory authorities are lengthy, time-consuming and inherently unpredictable. Gemini’s inability to obtain regulatory approval for any product candidate would substantially harm Gemini’s business.
The time required to obtain approval from the FDA and applicable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of nonclinical studies and clinical trials and depends upon numerous factors, including the substantial discretion of regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s development and may vary among jurisdictions.
To the extent Gemini continues to pursue product development, its product candidates could fail to receive regulatory approval from the FDA or an applicable foreign regulatory authority for many reasons, including:
•	disagreement with the design or implementation of Gemini’s clinical trials;
•	failure to demonstrate that a product candidate is safe and effective for Gemini’s proposed indication;
•	failure of clinical trials to meet the level of statistical significance required for approval;

•	failure to demonstrate that a product candidate’s clinical and other benefits outweigh Gemini’s safety risks;
•	disagreement with Gemini’s interpretation of data from nonclinical studies or clinical trials;
•	the insufficiency of data collected from clinical trials of Gemini’s product candidates to obtain regulatory approval;
•	failure to obtain approval of the manufacturing processes or facilities of third-party manufacturers with whom Gemini contracts for clinical and commercial supplies; or
•	changes in the approval policies or regulations that render Gemini’s nonclinical and clinical data insufficient for approval.
The FDA or an applicable foreign regulatory authority may require more information, including additional nonclinical or clinical data to support approval, which may delay or prevent approval and Gemini’s commercialization plans, or Gemini may decide to abandon the development program for other reasons. If Gemini was to obtain approval, regulatory authorities may approve any of Gemini’s product for fewer more limited indications than Gemini requests, may require labeling or a Risk Evaluation Mitigation Strategy (“REMS”) that includes significant use or distribution restrictions or safety warnings, precautions, or contraindications, may grant approval contingent on the performance of costly post-marketing clinical trials or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate.
Failures or delays in the commencement or completion of, or ambiguous or negative results from, Gemini’s previous and potential clinical trials of Gemini’s product candidates could result in increased costs to Gemini and could delay, prevent, or limit Gemini’s ability to generate revenue and continue Gemini’s business.
Gemini does not know whether any of its potential clinical trials will be completed on schedule, if at all, as the commencement and completion of clinical trials can be delayed or prevented for a number of reasons, including, among others:
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the FDA or applicable foreign regulatory authorities may not authorize Gemini or Gemini’s investigators to commence its planned clinical trials or any other clinical trials Gemini may initiate, or may suspend Gemini’s clinical trials, for example, through imposition of a clinical hold, and may request additional data to permit allowance of Gemini’s IND;

•	delays in filing or receiving allowance of additional IND applications that may be required;
•	lack of adequate funding to continue Gemini’s clinical trials, such as Gemini’s previous Phase 2a studies, and nonclinical studies;
•	negative results from Gemini’s ongoing nonclinical studies;
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delays in reaching or failing to reach agreement on acceptable terms with prospective CROs and clinical study sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and study sites;

•	the inability of CROs to perform under these agreements, including due to impacts from the COVID-19 pandemic on their workforce;
•	inadequate quantity or quality of a product candidate or other materials necessary to conduct clinical trials, for example delays in the manufacturing of sufficient supply of finished drug product;
•	difficulties obtaining ethics committee or Institutional Review Board (“IRB”) approval to conduct a clinical study at a prospective site or sites;
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challenges in recruiting and enrolling subjects to participate in clinical trials, the proximity of subjects to study sites, eligibility criteria for the clinical study, the nature of the clinical study protocol, the availability of approved effective treatments for the relevant disease, and competition from other clinical study programs for similar indications;

•	severe or unexpected drug-related side effects experienced by subjects in a clinical trial;
•	Gemini may decide, or regulatory authorities may require Gemini, to conduct additional nonclinical or clinical trials or abandon product development programs;

•	delays in validating, or inability to validate, any endpoints utilized in a clinical trial;
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the FDA or applicable foreign regulatory authorities may disagree with Gemini’s clinical study design and Gemini’s interpretation of data from clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for Gemini’s clinical trials; and

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difficulties retaining subjects who have enrolled in a clinical trial but may be prone to withdraw due to rigors of the clinical trials, lack of efficacy, side effects, personal issues, or loss of interest.

Clinical trials may also be delayed or terminated as a result of ambiguous or negative interim results. In addition, a clinical study may be suspended or terminated by Gemini, the FDA or applicable foreign regulatory authorities, the IRBs at the sites where the IRBs are overseeing a clinical study, a data and safety monitoring board (“DSMB”) overseeing the clinical study at issue or other regulatory authorities due to a number of factors, including, among others:
•	failure to conduct the clinical study in accordance with regulatory requirements or Gemini’s clinical protocols;
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inspection of the clinical study operations or study sites by the FDA or other regulatory authorities that reveals deficiencies or violations that require Gemini to undertake corrective action, including in response to the imposition of a clinical hold;

•	unforeseen safety issues or safety signals, including any that could be identified in Gemini’s ongoing nonclinical studies or clinical trials, adverse side effects or lack of effectiveness;
•	changes in government regulations or administrative actions;
•	problems with clinical supply materials; and
•	lack of adequate funding to continue clinical trials.
Any inability to successfully complete nonclinical and clinical development could result in additional costs to Gemini or impair Gemini’s ability to generate revenue. In addition, if Gemini makes changes to a product candidate, such as changes to the formulation, Gemini may need to conduct additional nonclinical studies or clinical trials to bridge or demonstrate the comparability of Gemini’s modified product candidate to earlier versions, which could delay Gemini’s clinical development plan or marketing approval for Gemini’s product candidates. Clinical trial delays could also shorten any periods during which Gemini may have the exclusive right to commercialize Gemini’s product candidates or allow Gemini’s competitors to bring products to market before Gemini does, which could impair Gemini’s ability to successfully commercialize its product candidates and may harm its business and results of operations.
Gemini has limited experience in conducting clinical trials and has never obtained approval for any product candidates and may be unable to do so successfully.
As a company, Gemini has limited experience in designing, conducting or completing clinical trials and has never progressed a product candidate through to regulatory approval. In part because of this lack of experience, to the extent Gemini continues to pursue product development, Gemini’s potential clinical trials may require more time and incur greater costs than Gemini anticipates, and Gemini may not have sufficient resources to complete these trials. Gemini cannot be certain that the planned clinical trials will begin or conclude on time, if at all. Large-scale trials will require significant additional financial and management resources. Any performance failure on the part of such third parties could delay the clinical development of Gemini’s product candidates or delay or prevent Gemini from obtaining regulatory approval or commercializing Gemini’s product candidates, depriving Gemini of potential product revenue and resulting in additional losses.
The advancement of healthcare reform may negatively impact Gemini’s ability to profitably sell Gemini’s product candidates, if approved.
The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of Gemini’s product candidates, restrict or regulate post-approval activities and affect Gemini’s ability to profitably sell any product for which Gemini obtains marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact Gemini’s business in the future by requiring, for example: (i) changes to Gemini’s manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of Gemini’s products; or (iv) additional record-keeping requirements.
In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “Affordable Care Act”), was enacted, which includes measures that has significantly changed the way health care is financed by both governmental and private insurers. Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the Affordable Care Act. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the Affordable Care Act brought by several states without specifically ruling on the constitutionality of the Affordable Care Act. Prior to the Supreme Court's decision, the current President of the United States issued an Executive Order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the Affordable Care Act marketplace. The Executive Order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the Affordable Care Act. It is unclear how other healthcare reform measures of the current administrations or other efforts, if any, to challenge repeal or replace the Affordable Care Act, will impact Gemini’s business.
In addition, other legislative and regulatory changes have been proposed and adopted in the United States since the Affordable Care Act was enacted:
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On August 2, 2011, the U.S. Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. Following the temporary suspension, a 1% payment reduction will occur beginning April 1, 2022 through June 30, 2022, and the 2% payment reduction will resume on July 1, 2022.

•	On January 2, 2013, the U.S. American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers.
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On April 13, 2017, CMS published a final rule that gives states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the Affordable Care Act for plans sold through such marketplaces.

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On May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

•	On May 23, 2019, CMS published a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020.
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On December 20, 2019, the former President of the United States signed into law the Further Consolidated Appropriations Act (H.R. 1865), which repealed the Cadillac tax, the health insurance provider tax, and the medical device excise tax. It is impossible to determine whether similar taxes could be instated in the future.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and review the relationship between pricing and manufacturer patient programs. At a federal level, the current President of the United States signed an Executive Order on July 9, 2021 affirming the administration’s policy to (i) support legislative reforms that would lower the prices of prescription drug and biologics, including by allowing Medicare to negotiate drug prices, by imposing inflation caps, and, by supporting the development and market entry of lower-cost generic drugs and biosimilars; and (ii) support the enactment of a public health insurance option. Among other things, the Executive Order also directs HHS to provide a report on actions to combat excessive pricing of prescription drugs, enhance the domestic drug supply chain, reduce the price that the Federal government pays for drugs, and address price gouging in the industry; and directs the FDA to work with states and Indian Tribes that propose to develop section 804 Importation Programs in accordance with the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, and the FDA’s implementing regulations. FDA released such implementing regulations on September 24, 2020, which went into effect on November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. On September 25, 2020, CMS stated drugs imported by states under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for “best price” or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. If implemented, importation of drugs from Canada may materially and adversely affect the price Gemini receives for any of Gemini’s product candidates. Further, on November 20, 2020 CMS issued an Interim Final Rule implementing the Most Favored Nation (“MFN”) Model under which Medicare Part B reimbursement rates would have been be calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. However, on December 29, 2021, CMS rescinded the Most Favored Nations rule. Additionally, on November 30, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to court order, the removal and addition of the aforementioned safe harbors were delayed, and recent legislation imposed a moratorium on implementation of the rule until January 1, 2026. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the current administration may reverse or otherwise change these measures, both the current administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs. Gemini expects that the healthcare reform measures that has been adopted and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that Gemini receives for any approved product and could seriously harm Gemini’s future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private third-party payors.
Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain drug access and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm Gemini’s business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for Gemini’s drugs or put pressure on Gemini’s drug pricing, which could negatively affect Gemini’s business, financial condition, results of operations and prospects.
There has been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent Gemini from being able to generate revenue, attain profitability, or commercialize Gemini’s product. Such reforms could have an adverse effect on anticipated revenue from product candidates that Gemini may successfully develop and for which Gemini may obtain regulatory approval and may affect Gemini’s overall financial condition and ability to develop product candidates.

Gemini’s relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse, transparency and other healthcare laws and regulations, which, if violated, could expose Gemini to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.
Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which Gemini obtains marketing approval. Gemini’s current and future arrangements with healthcare providers, third-party payors and customers may expose Gemini to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which Gemini researches, and if approved, markets, sells and distributes Gemini’s products. Restrictions under applicable federal and state healthcare laws and regulations, include the following:
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the federal Anti-Kickback Statute prohibits persons from, among other things, knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, the referral of an individual for the furnishing or arranging for the furnishing, or the purchase, lease or order, or arranging for or recommending purchase, lease or order, of any good or service for which payment may be made under a federal healthcare program, such as Medicare and Medicaid;

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federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which can be enforced through civil whistleblower or qui tam actions, prohibit individuals or entities from, among other things knowingly presenting, or causing to be presented, to the federal government or a government contractor, grantee, or other recipient of federal funds, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) imposes criminal liability for knowingly and willfully executing a scheme to defraud any healthcare benefit program, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense or knowingly and willfully making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”) and their implementing regulations, imposes obligations on certain healthcare providers, health plans and healthcare clearinghouses, known as covered entities, as well as their business associates, which are individuals and entities that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	federal government price reporting laws, which require Gemini to calculate and report complex pricing metrics in an accurate and timely manner to government programs;
•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;
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the federal Open Payments program, created under Section 6002 of the Affordable Care Act and its implementing regulations, requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to “payments or other transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians (as defined above) and their immediate family members. Effective January 1, 2022, these reporting obligations extend to include transfers of value made to certain non-physician providers (physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants, and certified-nurse midwives); and

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analogous state, local, and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug prices; state and local laws that require the registration of pharmaceutical sales representatives; and state and foreign laws that govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.
Efforts to ensure that Gemini’s business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that Gemini’s business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If Gemini’s operations are found to be in violation of any of these laws or any other governmental regulations that may apply to Gemini, Gemini may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, and the curtailment or restructuring of Gemini’s operations. If any of the physicians or other healthcare providers or entities with whom Gemini expects to do business is found not to be in compliance with applicable laws, that person or entity may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.
Failure to comply with health and data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect Gemini’s operating results and business.
Gemini and any potential collaborators may be subject to federal, state, and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act and California Consumer Privacy Act of 2018 (“CCPA”)), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to Gemini’s operations or the operations of Gemini’s collaborators. The state of California, for example, adopted the CCPA, which went into effect in 2020. The CCPA has been characterized as the first “GDPR-like” privacy statute to be enacted in the United States because it mirrors a number of the key provisions of the European Union General Data Protection Regulation (“EU GDPR”). The CCPA establishes a new privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. In addition, Gemini may obtain health information from third parties (including research institutions from which Gemini obtain clinical trial data) that are subject to privacy and security requirements under HIPAA, as amended by HITECH. Depending on the facts and circumstances, Gemini could be subject to civil, criminal, and administrative penalties if Gemini knowingly obtains, uses, or discloses individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.
Compliance with U.S. and international data protection laws and regulations, including the EU GDPR and other EU data protection laws, could require Gemini to take on more onerous obligations in Gemini’s contracts, restrict Gemini’s ability to collect, use and disclose data, or in some cases, impact Gemini’s ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in government enforcement actions (which could include civil, criminal and administrative penalties), private litigation, and/or adverse publicity and could negatively affect Gemini’s operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom Gemini or Gemini’s potential collaborators obtain personal information, as well as the providers who share this information with Gemini, may limit Gemini’s ability to collect, use and disclose the information. Claims that Gemini has violated individuals’ privacy rights, failed to comply with data protection laws, or breached Gemini’s contractual obligations, even if Gemini is not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm Gemini’s business.

Clinical development is uncertain, and Gemini’s clinical trials for any product candidates may experience delays, which would adversely affect Gemini’s ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all, which would have an adverse effect on Gemini’s business.
Gemini cannot be sure that Gemini will be able to submit INDs or similar applications for Gemini’s preclinical programs on the timelines Gemini expects, if at all. To proceed with Gemini’s development plans and ultimately commercialization, Gemini may need to conduct and meet regulatory requirements for preclinical and clinical studies. For therapeutic applications, the FDA may require additional extensive preclinical and other studies. Gemini cannot be certain of the timely completion or outcomes of Gemini’s preclinical testing and studies and cannot predict if the FDA or other regulatory authorities will accept Gemini’s proposed clinical programs or if the outcomes of Gemini’s preclinical testing and studies will ultimately support the further development of Gemini’s programs. As a result, there is no assurance that Gemini will be able to submit INDs or similar applications on the timelines Gemini expects, if at all, and Gemini cannot be sure that submission of an IND or similar applications will result in the FDA or other regulatory authorities allowing a clinical trial design to begin.
Even if Gemini is able to obtain regulatory approvals for Gemini’s product candidates, if they exhibit harmful side effects after approval, Gemini’s regulatory approvals could be revoked or otherwise negatively impacted, and Gemini could be subject to costly and damaging product liability claims.
Clinical trials are conducted in representative samples of the potential patient population which may has significant variability. Even if Gemini receives regulatory approval for any of Gemini’s product candidates, Gemini will have tested them in only a small number of patients during Gemini’s clinical trials. Clinical trials are by design based on a limited number of subjects and of limited duration for exposure to the product used to determine whether, on a potentially statistically significant basis, the planned safety and efficacy of any product candidate can be achieved. As with the results of any statistical sampling, Gemini cannot be sure that all side effects of Gemini’s product candidates may be uncovered, and it may be the case that only with a significantly larger number of patients exposed to the product candidate for a longer duration, may a more complete safety profile be identified. Further, even larger clinical trials may not identify rare serious adverse effects or the duration of such studies may not be sufficient to identify when those events may occur. If Gemini’s applications for marketing are approved and more patients begin to use Gemini’s product, new risks and side effects associated with Gemini’s products may be discovered. There have been other products that have been approved by the regulatory authorities but for which safety concerns has been uncovered following approval. Such safety concerns have led to labelling changes or withdrawal of products from the market, and any of Gemini’s product candidates may be subject to similar risks. Additionally, Gemini may be required to conduct additional nonclinical and clinical trials, require additional warnings on the label of Gemini’s products, reformulate Gemini’s product or make changes, create a medication guide outlining the risks of such side effects for distribution to patients and obtain new approvals for Gemini’s and Gemini’s suppliers’ manufacturing facilities for any product candidates. Gemini might have to withdraw or recall its products from the marketplace. Gemini may also experience a significant drop in the potential sales of Gemini’s products if and when regulatory approvals for such products are obtained, experience harm to Gemini’s reputation in the marketplace or become subject to lawsuits, including class actions. Any of these results could decrease or prevent any sales of Gemini’s approved products or substantially increase the costs and expenses of commercializing and marketing Gemini’s products.
Even if Gemini’s product candidates receive regulatory approval, they will remain subject to extensive regulatory scrutiny and may still face future development and regulatory difficulties.
Even if Gemini obtains regulatory approval for a product candidate, regulatory authorities may still impose significant restrictions on Gemini’s product candidates, including their indicated uses or marketing, or impose ongoing requirements for potentially costly post-approval studies. Further, even if Gemini obtains regulatory approval for a product candidate, Gemini would be subject to ongoing requirements by the governing the manufacture, quality control, further development, labeling, packaging, storage, distribution, tracking and tracing, safety surveillance, import, export, advertising, promotion, recordkeeping and reporting of safety and other post-market information.
The FDA and applicable foreign regulatory authorities will continue to closely monitor the safety profile of any product even after approval. If the FDA or applicable foreign regulatory authorities become aware of new safety information after approval of Gemini’s product candidates, they may require labeling changes or establishment of a REMS or similar strategy, impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance.

In addition, manufacturers of drug and biologic products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practice (“cGMP”) regulations and standards. If Gemini or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or Gemini, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. If Gemini, Gemini’s product candidates or the manufacturing facilities for Gemini’s product candidates fail to comply with applicable regulatory requirements, or undesirable side effects caused by such products are identified, a regulatory agency may:
•	issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings about such product;
•	mandate modifications to promotional materials or require Gemini to provide corrective information to healthcare practitioners;
•	require that Gemini conducts post-marketing studies;
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require Gemini to enter into a consent decree, which can include imposition of various fines, reimbursements for inspection costs, required due dates for specific actions and penalties for noncompliance;

•	seek an injunction or impose civil or criminal penalties or monetary fines;
•	suspend marketing of, withdraw regulatory approval of or recall such product;
•	suspend any ongoing clinical studies;
•	refuse to approve pending applications or supplements to applications filed by Gemini;
•	suspend or impose restrictions on operations, including costly new manufacturing requirements; or
•	seize or detain products, refuse to permit the import or export of products or require Gemini to initiate a product recall.
The occurrence of any event or penalty described above may inhibit Gemini’s ability to commercialize its products and generate revenue.
Advertising and promotion of any product candidate that obtains approval in the United States will be heavily scrutinized by the FDA, the Department of Justice, the Department of Health and Human Services’ Office of Inspector General, state attorneys general, members of Congress and the public. Violations, including promotion of Gemini’s products for unapproved (or off-label) uses, are subject to enforcement letters, inquiries and investigations, and civil and criminal sanctions by the government. Additionally, applicable foreign regulatory authorities will heavily scrutinize advertising and promotion of any product candidate that obtains approval outside of the United States.
In the United States, engaging in the impermissible promotion of Gemini’s products for off-label uses can also subject Gemini to false claims litigation under federal and state statutes, which can lead to civil and criminal penalties and fines and agreements that materially restrict the manner in which a company promotes or distributes drug and biologic products. These false claims statutes include the federal False Claims Act, which allows any individual to bring a lawsuit against a pharmaceutical company on behalf of the federal government alleging submission of false or fraudulent claims, or causing to present such false or fraudulent claims, for payment by a federal program such as Medicare or Medicaid. If the government prevails in the lawsuit, the individual will share in any fines or settlement funds. Since 2004, these federal False Claims Act lawsuits against pharmaceutical companies has increased significantly in volume and breadth, leading to several substantial civil and criminal settlements regarding certain sales practices promoting off-label product uses involving fines in excess of $1 billion. This growth in litigation has increased the risk that a pharmaceutical company will have to defend a false claim action, pay settlement fines or restitution, agree to comply with burdensome reporting and compliance obligations and be excluded from Medicare, Medicaid and other federal and state healthcare programs. If Gemini does not lawfully promote Gemini’s approved products, Gemini may become subject to such litigation and, if Gemini does not successfully defend against such actions, those actions may have a material adverse effect on Gemini’s business, financial condition and results of operations.

The FDA’s policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Gemini’s product candidates. If Gemini is slow or unable to adapt to changes in existing requirements or adopt new requirements or policies, or if Gemini is not able to maintain regulatory compliance, Gemini may lose any marketing approval that Gemini may have obtained, which would adversely affect Gemini’s business, prospects and ability to achieve or sustain profitability.
Healthcare insurance coverage and reimbursement may be limited or unavailable for Gemini’s product candidates, if approved, which could make it difficult for Gemini to sell its product candidates profitably.
To the extent Gemini continues to pursue product development, the success of Gemini’s product candidates, if approved, depends on the availability of coverage and adequate reimbursement from third-party payors including governmental healthcare programs, such as Medicare and Medicaid, commercial payors, and health maintenance organizations. Gemini cannot be sure that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, Gemini’s product candidates or assure that coverage and reimbursement will be available for any product that Gemini may develop.
Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Coverage and adequate reimbursement from third-party payors is critical to new product acceptance.
Third-party payors decide which products and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:
•	a covered benefit under its health plan;
•	safe, effective and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.
Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States.
Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Gemini cannot be sure that reimbursement will be available for any product candidate that Gemini commercialize and, if reimbursement is available, the level of reimbursement.
In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price (“ASP”) and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs.
In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a third-party payor is a time consuming and costly process that could require Gemini to provide to each payor supporting scientific, clinical and cost effectiveness data for the use of Gemini’s products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about reimbursement for new medicines are typically made by CMS, an agency within HHS, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private third-party payors tend to follow Medicare coverage and reimbursement limitations to a substantial degree, but also has their own methods and approval process apart from Medicare determinations. Even if Gemini obtains coverage for a given product, the resulting reimbursement payment rates might not be adequate for Gemini to achieve or sustain profitability or may require co-payments that patients find unacceptably high.
In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European

Union provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of Gemini’s product candidates. Historically, products launched in the European Union do not follow price structures of the U.S. and generally prices tend to be significantly lower.
Gemini’s failure to obtain regulatory approval in international jurisdictions would prevent Gemini from marketing Gemini’s product candidates outside the United States.
Even if Gemini’s products are approved for marketing in the United States, in order to market and sell Gemini’s products in other jurisdictions, Gemini must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, Gemini must secure product reimbursement approvals before regulatory authorities will approve the product for sale in that country. Obtaining applicable foreign regulatory authorities and compliance with applicable foreign regulatory requirements could result in significant delays, difficulties and costs for Gemini and could delay or prevent the introduction of Gemini’s products in certain countries. Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries and regulatory approval in one country does not ensure approval in any other country, while a failure or delay in obtaining regulatory approval in one country may has a negative effect on the regulatory approval process in others.
Also, regulatory approval for Gemini’s product candidates may be withdrawn if Gemini fails to comply with regulatory requirements, if problems occur after the product candidate reaches the market or for other reasons. If Gemini fails to comply with the regulatory requirements in international markets and fail to receive applicable marketing approvals, Gemini’s target market will be reduced and Gemini’s ability to realize the full market potential of Gemini’s product candidates will be harmed and Gemini’s business will be adversely affected. Gemini may not obtain applicable foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions. Approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. If Gemini fails to obtain approval of Gemini’s product candidates by applicable foreign regulatory authorities, Gemini will be unable to commercialize Gemini product in that country, and the commercial prospects of that product candidate and Gemini’s business prospects could decline.
Gemini is subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair Gemini’s ability to compete in domestic and international markets. Gemini can face criminal liability and other serious consequences for violations, which can harm Gemini’s business.
Gemini is subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which Gemini conducts activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. Gemini may engage third parties to sell Gemini’s products outside the United States, to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. Gemini has direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. Gemini can be held liable for the corrupt or other illegal activities of Gemini’s employees, agents, contractors, and other collaborators, even if Gemini does not explicitly authorize or has actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.
Changes in funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new or existing product candidates from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal functions on which the operation of Gemini’s business may rely, which could negatively impact Gemini’s business.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency has fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which Gemini’s operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect Gemini’s business. For example, over the last several years, including beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, has had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process Gemini’s regulatory submissions, which could have a material adverse effect on Gemini’s business. Further, future government shutdowns could impact Gemini’s ability to access the public markets and obtain necessary capital in order to properly capitalize and continue Gemini’s operations.
Separately, since March 2020 when foreign and domestic inspections of facilities were largely placed on hold due to the COVID-19 pandemic, the FDA has been working to resume pre-pandemic levels of inspection activities, including routine surveillance, bioresearch monitoring and pre-approval inspections. Should FDA determine that an inspection is necessary for approval and an inspection cannot be completed during the review cycle due to restrictions on travel, and the FDA does not determine a remote interactive evaluation to be adequate, the agency has stated that it generally intends to issue, depending on the circumstances, a complete response letter or defer action on the application until an inspection can be completed. During the COVID-19 public health emergency, a number of companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the ongoing COVID-19 pandemic and may experience delays in their regulatory activities.
If the FDA becomes unable to continue its current level of performance, Gemini could experience delays and setbacks for Gemini’s product candidates and for any approvals Gemini may seek which could adversely affect Gemini’s business.
Product candidates for which Gemini may choose to seek approval as biologic products may face competition sooner than anticipated.
Gemini believes that any of Gemini’s product candidates approved in the United States as a biological product under a Biologics License Application (“BLA”) should qualify for the 12-year period of regulatory exclusivity. The enactment of the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”) as part of the Affordable Care Act, created an abbreviated pathway for the approval of biosimilar and interchangeable biological products. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing brand product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a BLA. Certain changes, however, and supplements to an approved BLA, and subsequent applications filed by the same sponsor, manufacturer, licensor, predecessor in interest, or other related entity do not qualify for the 12-year exclusivity period. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement the BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for Gemini’s biological products.

However, there is also a risk that this exclusivity could be changed in the future. For example, this exclusivity could be shortened due to congressional action or through other actions, including future proposed budgets, international trade agreements and other arrangements or proposals. The extent to which a biosimilar, once approved, will be substituted for any one of its reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. It is also possible that payers will give reimbursement preference to biosimilars over reference biologics, even absent a determination of interchangeability.
To the extent that Gemini does not receive any anticipated periods of regulatory exclusivity for its product candidates or the FDA or foreign regulatory authorities approve any biosimilar, interchangeable, or other competing products to its product candidates, it could have a material adverse effect on Gemini’s business, financial condition, results of operations, stock price and prospects.
Risks Related to Intellectual Property
Gemini’s success depends upon its ability to obtain and maintain intellectual property protection for its products and technologies. It is difficult and costly to protect Gemini’s proprietary rights and technology, and Gemini may not be able to ensure their protection.
Gemini’s commercial success depends in part on its ability to obtain and maintain patent protection and trade secret protection for its product candidates, proprietary patient screening technologies and their uses as well as its ability to operate without infringing upon the proprietary rights of others. Gemini generally seeks to protect Gemini’s proprietary position by filing patent applications in the United States and abroad related to Gemini’s product candidates, proprietary technologies and their uses that are important to Gemini’s business. Gemini also seeks to protect its proprietary position by acquiring or in-licensing relevant issued patents or pending applications from third parties. Finally, Gemini maintains its non-patented, but proprietary technologies, as company trade secrets.
Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent the issued claims cover the technology. There can be no assurance that Gemini’s patent applications or the patent applications of Gemini’s licensors will result in patents being issued or that issued patents will afford sufficient protection against competitors with similar technology, nor can there be any assurance that the patents issued will not be infringed, designed around or invalidated by third parties.
Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for Gemini’s and Gemini’s licensors’ proprietary rights is uncertain. Only limited protection may be available and may not adequately protect Gemini’s rights or permit Gemini to gain or keep any competitive advantage. These uncertainties and/or limitations in Gemini’s ability to properly protect the intellectual property rights relating to Gemini’s product candidates could have a material adverse effect on Gemini’s financial condition and results of operations.
Gemini currently does not have any company-owned or in-licensed patents covering its product candidates. Gemini cannot be certain that the claims in U.S. pending patent applications, corresponding international patent applications and patent applications in certain foreign territories, or those of Gemini’s licensors, will be considered patentable by the United States Patent and Trademark Office (“USPTO”), courts in the United States or by the patent offices and courts in foreign countries, nor can Gemini be certain that the claims in Gemini’s issued patent or Gemini’s licensor’s issued patents will not be found invalid or unenforceable if challenged.
The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that Gemini or any of Gemini’s potential future collaborators will be successful in protecting Gemini’s product candidates by obtaining and defending patents. These risks and uncertainties include the following:
•
the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

•	patent applications may not result in any patents being issued;
•	patents may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

•
Gemini’s competitors, many of whom have substantially greater resources than Gemini does and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate Gemini’s ability to make, use and sell Gemini’s potential product candidates;

•
there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

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countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates.

The patent prosecution process is also expensive and time-consuming, and Gemini or Gemini’s licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that Gemini or Gemini’s licensors will fail to identify patentable aspects of Gemini’s research and development output before it is too late to obtain patent protection.
In addition, although Gemini enters into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of Gemini’s research and development output, such as Gemini’s employees, outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing Gemini’s ability to seek patent protection.
Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Gemini’s intellectual property may not provide Gemini with sufficient rights to exclude others from commercializing products similar or identical to Gemini’s.
Gemini may be unable to obtain intellectual property rights or technology necessary to develop and commercialize Gemini’s product candidates.
Several third parties are actively researching and seeking and obtaining patent protection in the AMD field, and there are issued third-party patents and published third-party patent applications in these fields. Although no third party has asserted a claim of patent infringement against Gemini as of the date of this proxy statement/prospectus, a third party may hold proprietary rights that could prevent Gemini’s product candidates from being marketed. Gemini may not be aware of all third-party intellectual property rights potentially relating to Gemini’s product candidates and technologies.
Depending on what patent claims ultimately issue and how courts construe the issued patent claims, as well as depending on the ultimate formulation and method of use of Gemini’s product candidates, Gemini may need to obtain a license under such patents. There can be no assurance that such licenses will be available on commercially reasonable terms, or at all. If a third party does not offer Gemini a necessary license or offers a license only on terms that are unattractive or unacceptable to Gemini, Gemini might be unable to develop and commercialize one or more of Gemini’s product candidates, which would have a material adverse effect on Gemini’s business, financial condition and results of operations. Moreover, even if Gemini obtains licenses to such intellectual property, but subsequently fails to meet Gemini’s obligations under its license agreements, or such license agreements are terminated for any other reasons, Gemini may lose its rights to in-licensed technologies.
The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that Gemini may consider attractive or necessary. These established companies may have a competitive advantage over Gemini due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Gemini to be a competitor may be unwilling to assign or license rights to Gemini. Gemini also may be unable to license or acquire third-party intellectual property rights on terms that would allow Gemini to make an appropriate return on Gemini’s investment, or at all. If Gemini is unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights Gemini has, Gemini may have to abandon development of the relevant program or product candidate, which could have a material adverse effect on Gemini’s business, financial condition, results of operations and prospects.

If Gemini fails to comply with its obligations under any license, collaboration or other agreements, Gemini may be required to pay damages and could lose intellectual property rights that are necessary for developing and protecting its product candidates.
Gemini is dependent on patents, know-how and proprietary technology in-licensed from licensors. Gemini’s commercial success depends upon its ability to develop, manufacture, market and sell Gemini’s product candidates and use Gemini’s and Gemini’s licensor’s proprietary technologies without infringing the proprietary rights of third parties. Licensors may have the right to terminate the license agreement in full in the event Gemini materially breaches or defaults in the performance of any of the obligations under the license agreement. A termination of the license agreement with any licensors could result in the loss of significant rights and could harm Gemini’s ability to commercialize Gemini’s product candidates.
Disputes may also arise between Gemini and any current or future potential licensors, regarding intellectual property subject to a license agreement, including:
•	the scope of rights granted under the license agreement and other interpretation-related issues;
•	whether and the extent to which Gemini’s technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
•	Gemini’s right to sublicense patent and other rights to third parties under collaborative development relationships;
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Gemini’s diligence obligations with respect to the use of the licensed technology in relation to Gemini’s development and commercialization of Gemini’s product candidates and what activities satisfy those diligence obligations;

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Gemini’s licensors and Gemini and Gemini’s partners; and
•	the priority of invention of patented technology.
If disputes over intellectual property that Gemini has licensed prevent or impair Gemini’s ability to maintain Gemini’s current licensing arrangements on acceptable terms, Gemini may be unable to successfully develop and commercialize the affected product candidates.
Gemini is generally also subject to all of the same risks with respect to protection of intellectual property that Gemini licenses, as Gemini is for intellectual property that Gemini owns, which are described below. If Gemini or Gemini’s licensors fail to adequately protect this intellectual property, Gemini’s ability to commercialize products could suffer.
Patent terms may be inadequate to protect Gemini’s competitive position on its product candidates for an adequate amount of time.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering Gemini’s product candidates are obtained, once the patent life has expired, Gemini may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting Gemini’s product candidates might expire before or shortly after Gemini or Gemini’s partners commercialize those candidates. As a result, Gemini’s owned and licensed patent portfolio may not provide Gemini with sufficient rights to exclude others from commercializing products similar or identical to Gemini’s products.
Gemini may not be able to protect its intellectual property rights throughout the world.
The legal protection afforded to inventors and owners of intellectual property in countries outside of the United States may not be as protective or effective as that in the United States and Gemini may, therefore, be unable to acquire and enforce intellectual property rights outside the United States to the same extent as in the United States. Whether filed in the United States or abroad, Gemini’s patent applications may be challenged or may fail to result in issued patents.
Currently, Gemini does not own or have in-licensed issued patents covering its product candidates. Any future patents Gemini obtains may not be sufficiently broad to prevent others from practicing Gemini’s technologies or from developing or commercializing competing products. Furthermore, others may independently develop or commercialize similar or alternative technologies or drugs, or design around Gemini’s patents. Gemini’s patents may be challenged, invalidated, circumvented or narrowed, or fail to provide Gemini with any competitive advantages. In many foreign countries, patent applications and/or issued patents, or parts thereof, must be translated into the native language. If Gemini’s patent applications or issued patents are translated incorrectly, they may not adequately cover Gemini’s technologies; in some countries, it may not be possible to rectify an incorrect translation, which may result in patent protection that does not adequately cover Gemini’s technologies in those countries.
Filing, prosecuting, enforcing and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and Gemini’s intellectual property rights in some countries outside the United States are less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and certain state laws in the United States. Consequently, Gemini and Gemini’s licensor may not be able to prevent third parties from practicing Gemini’s and Gemini’s licensor’s inventions in all countries outside the United States, or from selling or importing products made using Gemini’s and Gemini’s licensor’s inventions in and into the United States or other jurisdictions. Competitors may use Gemini’s and Gemini’s licensor’s technologies in jurisdictions where Gemini has not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where Gemini and Gemini’s licensor have patent protection, but enforcement is not as strong as that in the United States. These products may compete with Gemini’s product candidates Gemini’s and Gemini’s licensor’s patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology. This could make it difficult for Gemini and Gemini’s licensor to stop the infringement of Gemini’s and Gemini’s licensor’s patents or the marketing of competing products in violation of Gemini’s and Gemini’s licensor’s proprietary rights, generally. Proceedings to enforce Gemini’s and Gemini’s licensor’s patent rights in foreign jurisdictions could result in substantial costs and divert Gemini’s and Gemini’s licensor’s efforts and attention from other aspects of Gemini’s business, could put Gemini’s and Gemini’s licensor’s patents at risk of being invalidated or interpreted narrowly, could place Gemini’s and Gemini’s licensor’s patent applications at risk of not issuing and could provoke third parties to assert claims against Gemini’s or Gemini’s licensor. Gemini’s or Gemini’s licensor may not prevail in any lawsuits that Gemini’s or Gemini’s licensor initiates and the damages or other remedies awarded, if any, may not be commercially meaningful.
The requirements for patentability differ in certain countries, particularly developing countries. For example, China has a heightened requirement for patentability and, specifically, requires a detailed description of medical uses of a claimed drug. In addition, India, certain countries in Europe and certain developing countries, including Thailand, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, Gemini’s and Gemini’s licensor may have limited remedies if patents are infringed or if Gemini’s or Gemini’s licensor are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit Gemini’s potential revenue opportunities. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. Accordingly, Gemini’s and Gemini’s licensor’s efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Gemini owns or licenses.
Obtaining and maintaining Gemini’s patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and Gemini’s patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance and annuity fees on issued United States patents and most foreign patent applications and patents must be paid to the USPTO and foreign patent agencies, respectively, in order to maintain such patents and patent applications. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application, examination and issuance processes. While an inadvertent lapse can, in some cases, be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If Gemini or Gemini’s licensor fails to maintain the patents and patent applications covering Gemini’s product candidates, Gemini’s competitors might be able to enter the market with similar or identical products or technology, which would have a material adverse effect on Gemini’s business, financial condition and results of operations.
Gemini may become involved in lawsuits or other proceedings to protect or enforce Gemini’s intellectual property, which could be expensive, time-consuming and unsuccessful and have a material adverse effect on the success of Gemini’s business.
Third parties may infringe on Gemini’s or Gemini’s licensor’s patents or misappropriate or otherwise violate Gemini’s or Gemini’s licensor’s intellectual property rights. In the future, Gemini or Gemini’s licensor may initiate legal proceedings to enforce or defend Gemini’s or Gemini’s licensor’s intellectual property rights, to protect Gemini’s or Gemini’s licensor’s trade secrets or to determine the validity or scope of intellectual property rights Gemini owns or controls. Also, third parties may initiate legal proceedings against Gemini’s or Gemini’s licensor to challenge the validity or scope of intellectual property rights Gemini owns, controls or to which Gemini has rights. For example, generic or biosimilar drug manufacturers or other competitors or third parties may challenge the scope, validity or enforceability of Gemini’s or Gemini’s licensor’s patents, requiring Gemini or Gemini’s licensor to engage in complex, lengthy and costly litigation or other proceedings. These proceedings can be expensive and time-consuming and many of Gemini’s or Gemini’s licensor’s adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than Gemini can. Moreover, the outcome following legal assertions of invalidity and unenforceability is unpredictable. Accordingly, despite Gemini’s or Gemini’s licensor’s efforts, Gemini or Gemini’s licensor may not be able to prevent third parties from infringing upon or misappropriating intellectual property rights Gemini owns, controls or has rights to, particularly in countries where the laws may not protect those rights as fully as in the United States. Litigation could result in substantial costs and diversion of management resources, which could harm Gemini’s business and financial results. In addition, if Gemini or Gemini’s licensor initiated legal proceedings against a third party to enforce a patent covering a product candidate, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. In an infringement or declaratory judgment proceeding, a court may decide that a patent owned by or licensed to Gemini is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that Gemini or Gemini’s licensor’s patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of Gemini’s or Gemini’s licensor’s patents at risk of being invalidated, narrowed, held unenforceable or interpreted in such a manner that would not preclude third parties from entering the market with competing products.
Third-party pre-issuance submission of prior art to the USPTO, or opposition, derivation, revocation reexamination, or inter partes review, or other pre-issuance or post-grant proceedings or other patent office proceedings or litigation in the United States or other jurisdictions provoked by third parties or brought by Gemini or Gemini’s licensor, may be necessary to determine the inventorship, priority, patentability or validity of inventions with respect to Gemini’s or Gemini’s licensor’s patents or patent applications. An unfavorable outcome could leave Gemini’s technology or product candidates without patent protection, allow third parties to commercialize Gemini’s technology or product candidates and compete directly with Gemini, without payment to Gemini, or could require Gemini or Gemini’s licensor to obtain license rights from the prevailing party in order to be able to manufacture or commercialize Gemini’s product candidates without infringing third-party patent rights. Gemini’s business could be harmed if the prevailing party does not offer Gemini or Gemini’s licensor a license on commercially reasonable terms, or at all. Even if Gemini or Gemini’s licensor obtains a license, it may be non-exclusive, thereby giving Gemini’s competitors access to the same technologies licensed to Gemini or Gemini’s licensor. In addition, if the breadth or strength of protection provided by Gemini’s or Gemini’s licensor’s patents and patent applications is threatened, it could dissuade companies from collaborating with Gemini to license, develop or commercialize product candidates. Even if Gemini successfully defends such litigation or proceeding, Gemini may incur substantial costs and it may distract Gemini’s management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on Gemini’s ability to raise the funds necessary to continue Gemini’s clinical trials, continue Gemini’s research programs, license necessary technology from third parties, or enter into collaborations.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Gemini’s confidential information could be compromised by disclosure during this type of litigation. In addition, many foreign jurisdictions have rules of discovery that are different than those in the United States and which may make defending or enforcing Gemini’s or Gemini’s licensor’s patents extremely difficult. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of Gemini’s Common Stock.
Third parties may initiate legal proceedings against Gemini alleging that Gemini is infringing on their intellectual property rights or Gemini may initiate legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, the outcome of which would be uncertain and could have a material adverse effect on the success of Gemini’s business.
Gemini’s commercial success depends upon Gemini’s ability to develop, manufacture, market and sell any product candidates that Gemini may develop and use Gemini’s proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. The biotechnology and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights. Third parties may initiate legal proceedings against Gemini or Gemini’s licensor alleging that Gemini or Gemini’s licensor is infringing on their intellectual property rights or Gemini or Gemini’s licensor may initiate legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, including in oppositions, revocations, reexaminations, inter partes review or derivation proceedings before the USPTO or its counterparts in other jurisdictions. These proceedings can be expensive and time-consuming and many of Gemini’s or Gemini’s licensor’s adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than Gemini or Gemini’s licensor can.
An unfavorable outcome in any such proceeding could require Gemini or Gemini’s licensor to cease using the related technology or developing or commercializing Gemini’s product candidates, or to attempt to license rights to it from the prevailing party, which may not be available on commercially reasonable terms, or at all.
Gemini could be found liable for monetary damages, including treble damages and attorneys’ fees, if Gemini is found to have willfully infringed a patent. A finding of infringement could prevent Gemini from commercializing Gemini’s product candidates or force Gemini to cease some of Gemini’s business operations, which could materially harm Gemini’s business.
Gemini performs searches of patent and scientific databases in order to identify documents that may be of potential relevance to the freedom-to-operate and/or patentability of Gemini’s product candidates. In general, such searches are conducted based on keywords, sequences, inventors/authors and assignees/entities to capture U.S. and European patents and patent applications, PCT publications and scientific journal articles.
Gemini may not be aware of all third-party intellectual property rights potentially relating to Gemini’s product candidates and technologies. Moreover, it is possible that Gemini may become aware of patents or pending patent applications that Gemini thinks do not relate to Gemini’s product candidates or that Gemini believes are invalid or unenforceable, but that may nevertheless be interpreted to encompass Gemini’s product candidates and to be valid and enforceable. As to pending third-party applications, Gemini cannot predict with any certainty which claims will issue, if any, or the scope of such issued claims. If any third party intellectual property claims are asserted against Gemini, even if Gemini believes the claims are without merit, there is no assurance that a court would find in Gemini’s favor, e.g., on questions of infringement, validity, enforceability or priority. A court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could materially and adversely affect Gemini’s ability and the ability of Gemini’s licensor to commercialize any product candidates Gemini may develop and any other product candidates or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, Gemini would need to overcome a presumption of validity. As this burden is a high one requiring Gemini to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If any such third-party patents (including those that may issue from such applications) were successfully asserted against Gemini or Gemini’s licensor or other commercialization partners and Gemini were unable to successfully challenge the validity or enforceability of any such asserted patents, then Gemini or Gemini’s licensor and other commercialization partners may be prevented from commercializing Gemini’s product candidates, or may be required to pay significant damages, including treble damages and attorneys’ fees if Gemini is found to willfully infringe the asserted patents, or obtain a license to such patents, which may not be available on commercially reasonable terms, or at all. Even if Gemini was able to obtain a license, it could be non-exclusive, thereby giving Gemini’s competitors and other third parties access to the same technologies licensed to Gemini, and it could require Gemini to make substantial licensing and royalty payments. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from Gemini’s business. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of Gemini’s confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on Gemini’s ability to raise additional funds or otherwise have a material adverse effect on Gemini’s business, results of operations, financial condition and prospects. Any of the foregoing would have a material adverse effect on Gemini’s business, financial condition and operating results.
Gemini may be subject to claims by third parties asserting that Gemini’s employees or Gemini has misappropriated a third party’s intellectual property, or claiming ownership of what Gemini regards as Gemini’s own intellectual property.
Many of Gemini’s employees, including Gemini’s senior management, were previously employed at other biotechnology or pharmaceutical companies, including Gemini’s competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Gemini may be subject to claims that Gemini or these employees have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer, or that third parties have an interest in Gemini’s patents as an inventor or co-inventor. Litigation may be necessary to defend against these claims. If Gemini fails in prosecuting or defending any such claims, in addition to paying monetary damages, Gemini may lose valuable intellectual property rights or personnel or sustain other damages. Such intellectual property rights could be awarded to a third party, and Gemini could be required to obtain a license from such third party to commercialize Gemini’s technology or products. Such a license may not be available on commercially reasonable terms, or at all. Even if Gemini successfully prosecutes or defends against such claims, litigation could result in substantial costs and distract management.
In addition, while it is Gemini’s policy to require Gemini’s employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to Gemini, Gemini may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that Gemini regards as Gemini’s own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and Gemini may be forced to bring claims against third parties, or defend claims that they may bring against Gemini, to determine the ownership of what Gemini regards as Gemini’s intellectual property. Such claims could have a material adverse effect on Gemini’s business, financial condition, results of operations and prospects.
Gemini’s inability to protect Gemini’s confidential information and trade secrets would harm Gemini’s business and competitive position.
In addition to seeking patents for some of Gemini’s technology and products, in Gemini’s activities Gemini also relies substantially on trade secrets, including unpatented know-how, technology and other proprietary materials and information, to maintain Gemini’s competitive position. Gemini seeks to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as Gemini’s employees, corporate collaborators, outside scientific collaborators, CMOs, consultants, advisors and other third parties. Gemini also enters into confidentiality and invention or patent assignment agreements with Gemini’s employees and consultants. However, these steps may be inadequate, Gemini may fail to enter into agreements with all such parties or any of these parties may breach the agreements and disclose Gemini’s proprietary information, and there may be no adequate remedy available for such breach of an agreement. Gemini cannot assure you that Gemini’s proprietary information will not be disclosed or that Gemini can meaningfully protect Gemini’s trade secrets. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts both within and outside the United States may be less willing, or unwilling, to protect trade secrets. If a competitor lawfully obtained or independently developed any of Gemini’s trade secrets, Gemini would have no right to prevent such competitor from using that technology or information to compete with Gemini, which could harm Gemini’s competitive position.

Intellectual property rights do not necessarily address all potential threats.
The degree of future protection afforded by Gemini’s intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect Gemini’s business or permit Gemini to maintain Gemini’s competitive advantage. For example:
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others may be able to make products that are similar to any product candidates Gemini may develop or utilize similar technology but that are not covered by the claims of the patents that Gemini licenses or may own in the future;

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Gemini’s, or Gemini’s current or future collaborators, might not have been the first to make the inventions covered by the issued patents and pending patent applications that Gemini licenses or may own in the future;

•	Gemini, or Gemini’s current or future collaborators, might not have been the first to file patent applications covering certain of Gemini’s or their inventions;
•	others may independently develop similar or alternative technologies or duplicate any of Gemini’s technologies without infringing Gemini’s owned or licensed intellectual property rights;
•	it is possible that Gemini’s pending patent applications or those that Gemini may own in the future will not lead to issued patents;
•	issued patents that Gemini holds rights to may be held invalid or unenforceable, including as a result of legal challenges by Gemini’s competitors;
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Gemini’s competitors might conduct research and development activities in countries where Gemini does not have patent rights and then use the information learned from such activities to develop competitive products for sale in Gemini’s major commercial markets;

•	Gemini may not develop additional proprietary technologies that are patentable;
•	the patents of others may harm Gemini’s business; and
•	Gemini may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.
Should any of these events occur, they could have a material adverse effect on Gemini’s business, financial condition, results of operations and prospects.
Patents that ultimately issue that cover Gemini’s product candidates could be found invalid or unenforceable if challenged in court or the USPTO.
If Gemini or Gemini’s licensing partner initiate legal proceedings against a third party to enforce a patent, if obtained, covering Gemini’s product candidates, the defendant could counterclaim that the patent covering Gemini’s product candidates, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. These types of mechanisms include inter partes review, post grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). These types of proceedings could result in revocation or amendment to Gemini’s patents such that they no longer cover Gemini’s product candidates. The outcome for any particular patent following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, Gemini cannot be certain that there is no invalidating prior art, of which Gemini, Gemini’s patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, or if Gemini is otherwise unable to adequately protect Gemini’s rights, Gemini would lose at least part, and perhaps all, of the patent protection on Gemini’s product candidates. A loss of patent protection for Gemini’s product candidates could have a material adverse impact on Gemini’s ability to commercialize or license Gemini’s technology and product candidates and, resultantly, on Gemini’s business, financial condition, prospects and results of operations.

Changes in patent law could diminish the value of patents in general, thereby impairing Gemini’s ability to protect Gemini’s product candidates.
As is the case with other biotechnology and pharmaceutical companies, Gemini’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology industry involves technological and legal complexity, and obtaining and enforcing biotechnology patents is costly, time-consuming and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances, weakening the rights of patent owners in certain situations or ruling that certain subject matter is not eligible for patent protection. In addition to increasing uncertainty with regard to Gemini’s and Gemini’s licensor’s ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts, the USPTO and equivalent bodies in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken Gemini’s and Gemini’s licensor’s ability to obtain new patents or to enforce existing patents and patents Gemini and Gemini’s licensor may obtain in the future.
Patent reform laws, such as the Leahy-Smith America Invents Act (“Leahy-Smith Act”), as well as changes in how patent laws are interpreted, could increase the uncertainties and costs surrounding the prosecution of Gemini’s and Gemini’s licensor’s patent applications and the enforcement or defense of Gemini’s or Gemini’s licensor’s issued patents. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the filing and prosecution strategies associated with patent applications, including a change from a “first-to-invent” to a “first-inventor-to-file” patent system, and may also affect patent prosecution and litigation, such as by allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. The USPTO has developed regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act and, in particular, the “first-inventor-to-file” provisions, became effective in 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will has on the operation of Gemini’s business. However, the Leahy-Smith Act and Gemini’s implementation could increase the uncertainties and costs surrounding the prosecution of Gemini’s or Gemini’s licensor’s patent applications and the enforcement or defense of Gemini’s or Gemini’s licensor’s issued patents, all of which could has a material adverse effect on Gemini’s business, financial condition and results of operations.
Risks Related to Reliance on Third Parties
Gemini may rely on third parties to conduct Gemini’s clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines or comply with regulatory requirements, Gemini may not be able to obtain regulatory approval of or commercialize any potential product candidates.
Gemini continues to depend upon third parties, including independent investigators, to conduct Gemini’s clinical trials under agreements with universities, medical institutions, CROs, strategic partners and others. Gemini continues to negotiate budgets and contracts with CROs and trial sites, which may result in delays to Gemini’s development timelines and increased costs.
Gemini continues to rely heavily on third parties over the course of Gemini’s clinical trials, and, as a result, will have limited control over the clinical investigators and limited visibility into their day-to-day activities, including with respect to their compliance with the approved clinical protocol. Nevertheless, Gemini’s reliance on third parties does not relieve Gemini of Gemini’s regulatory responsibilities and Gemini are responsible for ensuring that each of Gemini’s trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards. Gemini and these third parties are required to comply with good clinical practice (“GCP”) requirements, which are regulations and guidelines enforced by the FDA and applicable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, clinical investigators and trial sites. If Gemini or any of these third parties fail to comply with applicable GCP requirements, the clinical data generated in Gemini’s clinical trials may be deemed unreliable and the FDA or applicable foreign regulatory authorities may require Gemini to suspend or terminate these trials or perform additional nonclinical studies or clinical trials before approving Gemini’s marketing applications. Gemini cannot be certain that, upon inspection, regulatory authorities will determine that any of Gemini’s clinical trials comply with the GCP requirements. In addition, Gemini’s clinical trials must be conducted with products produced under cGMP requirements and may require a large number of patients. Gemini’s failure or any failure by these third parties to comply with these applicable regulations or to recruit a sufficient number of patients may require

Gemini to repeat clinical trials, which would delay the regulatory approval process. Moreover, Gemini’s business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.
The third parties who may conduct Gemini’s future clinical trials will not be Gemini’s employees and, except for remedies that may be available to Gemini under Gemini’s agreements with those third parties, Gemini cannot control whether or not they devote sufficient time and resources to Gemini’s ongoing nonclinical and clinical programs. These third parties may also have relationships with other commercial entities, including Gemini’s competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on Gemini’s behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to Gemini’s clinical protocols or regulatory requirements or for other reasons, Gemini’s clinical trials may be extended, delayed or terminated and Gemini may not be able to complete development of, obtain regulatory approval of or successfully commercialize Gemini’s product candidates in a timely manner or at all. As a result, Gemini’s financial results and the commercial prospects for Gemini’s product candidates would be harmed, Gemini’s costs could increase and Gemini’s ability to generate revenue could be delayed.
If any of Gemini’s relationships with these third-party CROs or others terminate, Gemini may not be able to enter into arrangements with alternative CROs or other third parties or to do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO begins work. As a result, delays may occur, which can materially impact Gemini’s ability to meet Gemini’s desired clinical development timelines. Though Gemini carefully manages Gemini’s relationships with Gemini’s CROs, there can be no assurance that Gemini will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on Gemini’s business, financial condition and prospects.
If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines or if the quality or accuracy of the clinical data they obtain is compromised due to the failure (including by clinical sites or investigators) to adhere to Gemini’s clinical protocols, regulatory requirements or for other reasons, Gemini’s clinical trials may be extended, delayed or terminated and Gemini may not be able to obtain regulatory approval for or successfully commercialize Gemini’s product candidates. As a result, Gemini’s results of operations and the commercial prospects for Gemini’s product candidates would be harmed, Gemini’s costs could increase substantially and Gemini’s ability to generate revenues could be delayed significantly.
Gemini contracts with third parties for the manufacture of Gemini’s product candidates for nonclinical testing and expects to continue to do so for clinical trials and for commercialization, if approved. This reliance on third parties increases the risk that Gemini will not have sufficient quantities of Gemini’s product candidates or products, if approved, or that such supply will not be available to Gemini at an acceptable cost, which could delay, prevent or impair Gemini’s development or commercialization efforts.
Gemini does not have any manufacturing facilities. Gemini currently relies, and expects to continue to rely, on third-party manufacturers for the manufacture of Gemini’s product candidates for nonclinical and clinical testing and for commercial supply of any of these product candidates for which Gemini obtains marketing approval. Reliance on third-party manufacturers may expose Gemini to different risks than if Gemini was to manufacture product candidates itself. Any disruption in supply from any supplier or manufacturing location, including on account of the ongoing COVID-19 pandemic, could lead to supply delays or interruptions which would damage Gemini’s business, financial condition, results of operations and prospects. To the extent any issues arise with Gemini’s third-party manufacturers, Gemini may be unable to establish any agreements with any other third-party manufacturers or to do so on acceptable terms. Even if Gemini is able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:
•	the possible breach of the manufacturing agreement by the third party;
•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for Gemini; and
•	reliance on the third party for regulatory compliance, quality assurance and safety and pharmacovigilance reporting.

Third-party manufacturers may not be able to comply with cGMP regulations or applicable foreign regulatory requirements. Gemini’s failure, or the failure of third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on Gemini, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or medicines, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of Gemini’s product candidates and harm Gemini’s business and results of operations.
Any product candidates that Gemini may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for Gemini.
Any performance failure on the part of Gemini’s existing or future manufacturers could delay clinical development or marketing approval. Gemini does not currently have arrangements in place for redundant supply for bulk drug substances. If any one of Gemini’s current CMOs cannot perform as agreed, Gemini may be required to replace that manufacturer. Although Gemini believes that there are several potential alternative manufacturers who could manufacture Gemini’s product candidates, Gemini may incur added costs and delays in identifying and qualifying any such replacement.
Gemini’s current and anticipated future dependence upon others for the manufacture of Gemini’s product candidates may adversely affect Gemini’s future profit margins and Gemini’s ability to commercialize any product candidates that receive marketing approval on a timely and competitive basis.
The manufacturing of Gemini’s product candidates is complex, and Gemini may encounter difficulties in production. If Gemini or any of Gemini’s third-party manufacturers encounter such difficulties, or fails to meet rigorously enforced regulatory standards, Gemini’s ability to provide supply of Gemini’s product candidates for clinical trials or Gemini’s products for patients, if approved, could be delayed or stopped, or Gemini may be unable to maintain a commercially viable cost structure.
The processes involved in manufacturing Gemini’s product candidates are complex, expensive, highly-regulated, and subject to multiple risks. Further, as product candidates are developed through nonclinical studies to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause Gemini’s product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.
In addition, the manufacturing process for any products that Gemini may develop is subject to FDA and other applicable foreign regulatory authority approval processes and continuous oversight, and Gemini will need to contract with manufacturers who can meet all applicable FDA and applicable foreign regulatory authority requirements, including, for example, complying with cGMPs, on an ongoing basis. If Gemini or Gemini’s third-party manufacturers are unable to reliably produce products to specifications acceptable to the FDA or other regulatory authorities, Gemini may not obtain or maintain the approvals Gemini needs to commercialize such products. Even if Gemini obtains regulatory approval for any of Gemini’s product candidates, there is no assurance that either Gemini or Gemini’s CMOs will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging or comparability nonclinical or clinical trials or the repetition of one or more clinical trials, increase clinical study costs, delay approval of Gemini’s product candidates, impair commercialization efforts, increase Gemini’s cost of goods, and has an adverse effect on Gemini’s business, financial condition, results of operations, and growth prospects.
Gemini may seek to establish collaborations, and, if Gemini is not able to establish them on commercially reasonable terms, Gemini may have to alter Gemini’s development and commercialization plans.
Gemini may pursue collaborations in order to develop and commercialize its product candidates. Gemini faces significant competition in seeking appropriate collaborators. Whether Gemini reaches a definitive agreement for a collaboration will depend, among other things, upon Gemini’s assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the

FDA or applicable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products and the existence of uncertainty with respect to Gemini’s ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborators may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with Gemini for Gemini’s product candidates.
Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.
Gemini may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If Gemini is unable to do so, Gemini may have to curtail the development of the product candidate for which Gemini is seeking to collaborate, reduce or delay Gemini’s development program or one or more of Gemini’s other development programs, delay Gemini’s potential commercialization or reduce the scope of any sales or marketing activities or increase Gemini’s expenditures and undertake development or commercialization activities at Gemini’s own expense. If Gemini elects to increase Gemini’s expenditures to fund development or commercialization activities on Gemini’s own, Gemini may need to obtain additional capital, which may not be available to Gemini on acceptable terms, or at all. If Gemini does not have sufficient funds, Gemini may not be able to further develop Gemini’s product candidates or bring them to market and generate product revenue.
Risks Related to Commercialization
Even if Gemini commercializes Gemini’s product candidates, these products may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which could harm Gemini’s business.
The regulations that govern marketing approvals, pricing and reimbursement for new drugs and biologics vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, Gemini might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay or limit Gemini’s commercial launch of the product, possibly for lengthy time periods, which could negatively impact the revenue Gemini generates from the sale of the product in that particular country. Adverse pricing limitations may hinder Gemini’s ability to recoup Gemini’s investment in one or more product candidates, even if Gemini’s product candidates obtain marketing approval.
Gemini’s ability to commercialize any products successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from third-party payors such as government health administration authorities, private health insurers and other organizations. Third-party payors determine which medications they will cover and establish reimbursement levels. Third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Gemini cannot be sure that coverage and reimbursement will be available for any product that Gemini commercialize and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which Gemini obtains marketing approval, if any. If coverage and reimbursement are not available or reimbursement is available only to limited levels, Gemini may not be able to successfully commercialize any product candidate for which marketing approval is obtained, if any.
There may be significant delays in obtaining coverage and reimbursement for newly approved drugs and biologics, and coverage may be more limited than the purposes for which the product is approved by the FDA or applicable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers Gemini’s costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs and biologics, if applicable, may also not be sufficient to cover Gemini’s costs and may only be temporary. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs and biologics from countries where they may be sold at lower prices than in the United States. Gemini’s inability to promptly obtain coverage and profitable reimbursement rates third-party payors for any approved products that Gemini develops could have a material adverse effect on Gemini’s operating results, Gemini’s ability to raise capital needed to commercialize products and Gemini’s overall financial condition.
If, in the future, Gemini is unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any product candidates Gemini may develop, Gemini may not be successful in commercializing those product candidates if and when they are approved.
Gemini does not currently have an infrastructure for the sales, marketing, and distribution of pharmaceutical products. In order to market Gemini’s product candidates, if approved by the FDA or any other regulatory body, Gemini must build Gemini’s sales, marketing, managerial, and other non-technical capabilities, or make arrangements with third parties to perform these services. There are risks involved with both establishing Gemini’s own commercial capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force or reimbursement specialists is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which Gemini recruits a sales force and establishes marketing and other commercialization capabilities is delayed or does not occur for any reason, Gemini would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and Gemini’s investment would be lost if Gemini cannot retain or reposition Gemini’s commercialization personnel.
If Gemini enters into arrangements with third parties to perform sales, marketing, commercial support, and distribution services, Gemini’s product revenue or the profitability of product revenue may be lower than if Gemini was to market and sell any products Gemini may develop itself. In addition, Gemini may not be successful in entering into arrangements with third parties to commercialize Gemini’s product candidates or may be unable to do so on terms that are favorable to Gemini. Gemini may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market Gemini’s products effectively and they could expose Gemini’s company to regulatory enforcement and legal risk in the execution of their sales and commercialization activities. If Gemini does not establish commercialization capabilities successfully, either on Gemini’s own or in collaboration with third parties, Gemini will not be successful in commercializing Gemini’s product candidates if approved.
If Gemini is unable to establish adequate sales, marketing, and distribution capabilities, whether independently or with third parties, or if Gemini is unable to do so on commercially reasonable terms, Gemini’s business, results of operations, financial condition, and prospects will be materially adversely affected.
Gemini’s product candidates may not achieve adequate market acceptance among physicians, patients, third-party payors and others in the medical community necessary for commercial success.
Even if Gemini’s product candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients, third-party payors, pharmaceutical companies and others in the medical community. Demonstrating the safety and efficacy of Gemini’s product candidates and obtaining regulatory approvals will not guarantee future revenue. Gemini’s commercial success also depends on coverage and adequate reimbursement of Gemini’s product candidates by third-party payors, including government payors and private insurers, which may be difficult or time-consuming to obtain, may be limited in scope and may not be obtained in all jurisdictions in which Gemini may seek to market Gemini’s products. Third-party payors closely examine medical products to determine whether they should be covered by reimbursement and, if so, the level of reimbursement that will apply. Gemini cannot be certain that third-party payors will sufficiently reimburse sales of Gemini’s product, or enable Gemini to sell Gemini’s product at a profitable price. Similar concerns could also limit the reimbursement amounts that health insurers or government agencies in other countries are prepared to pay for Gemini’s products. In many regions outside the United States where Gemini may pursue regulatory approvals and market Gemini’s products, the pricing of prescription drugs is controlled by the government or regulatory agencies.
Regulatory agencies in these countries could determine that the pricing for Gemini’s products should be based on prices of other commercially available products for the same disease, rather than allowing Gemini to market Gemini’s products at a premium as new drugs. The degree of market acceptance of any of Gemini’s approved product candidates will depend on a number of factors, including:
•	the efficacy and safety profile of the product candidate as demonstrated in clinical trials;
•	the timing of market introduction of the product candidate as well as competitive products;
•	the clinical indications for which the product candidate is approved;
•	acceptance of the product candidate as a safe and effective treatment by clinics and patients;
•	the potential and perceived advantages of the product candidate over alternative treatments, including any similar generic treatments;
•	the cost of treatment in relation to alternative treatments;
•	the availability of coverage and adequate reimbursement and pricing by third-party payors;
•	the relative convenience and ease of administration;
•	the frequency and severity of adverse events;
•	the effectiveness of sales and marketing efforts; and
•	unfavorable publicity relating to Gemini’s product candidates.
Sales of medical products also depend on the willingness of physicians to prescribe the treatment, which is likely to be based on a determination by these physicians that the products are safe, therapeutically effective and cost effective. In addition, the inclusion or exclusion of products from treatment guidelines established by various physician groups and the viewpoints of influential physicians can affect the willingness of other physicians to prescribe the treatment. Gemini cannot predict whether physicians, physicians’ organizations, hospitals, other healthcare providers, government agencies or private insurers will determine that Gemini’s product is safe, therapeutically effective and cost effective as compared with competing treatments. If any product candidate is approved but does not achieve an adequate level of acceptance by such parties, Gemini may not generate or derive sufficient revenue from that product candidate and may not become or remain profitable.
Potential product liability lawsuits against Gemini could cause Gemini to incur substantial liabilities and to limit commercialization of any products that Gemini may develop and insurance coverage may not be adequate.
Gemini faces an inherent risk of product liability exposure related to the testing of Gemini’s product candidates in human clinical trials and will face an even greater risk if Gemini commercializes any resulting products. Product liability claims may be brought against Gemini by subjects enrolled in Gemini’s clinical trials, patients, their family members, healthcare providers or others using, administering or selling Gemini’s products. If Gemini cannot successfully defend itself against claims that Gemini’s product candidates or products that Gemini may develop caused injuries, Gemini could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:
•	decreased demand for any product candidates or products that Gemini may develop;
•	termination of clinical trial sites or entire trial programs;
•	injury to Gemini’s reputation and significant negative media attention;
•	withdrawal of clinical trial participants;
•	significant costs to defend the related litigation;
•	substantial monetary awards to trial subjects or patients;
•	loss of revenue;
•	diversion of management and scientific resources from Gemini’s business operations;
•	the inability to commercialize any products that Gemini may develop; and
•	a decline in Gemini’s stock price.

Gemini’s clinical trial liability insurance coverage may not adequately cover all liabilities that Gemini may incur. Gemini may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. Gemini’s inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or delay the commercialization of any products or product candidates that Gemini develops. Gemini intends to expand Gemini’s insurance coverage for products to include the sale of commercial products if Gemini obtains marketing approval for Gemini’s product candidates in development, but Gemini may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. Large judgments have been awarded in lawsuits based on drugs that had unanticipated side effects. If Gemini is sued for any injury caused by Gemini’s products, product candidates or processes, Gemini’s liability could exceed Gemini’s product liability insurance coverage and Gemini’s total assets. Claims against Gemini, regardless of their merit or potential outcome, may also generate negative publicity or hurt Gemini’s ability to obtain physician adoption of Gemini’s product or expand Gemini’s business.
Risks Related to Gemini’s Common Stock
There can be no assurance that Gemini will be able to comply with the continued listing standards of Nasdaq.
If Nasdaq delists Gemini’s shares of common stock from trading on its exchange for failure to meet Nasdaq’s listing standards, Gemini and Gemini’s stockholders could face significant material adverse consequences including:
•	a limited availability of market quotations for Gemini’s securities;
•	reduced liquidity for Gemini’s securities;
•
a determination that Gemini’s common stock is a “penny stock” which will require brokers trading in Gemini’s common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Gemini’s securities;

•	a limited amount of news and analyst coverage; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.
The price of Gemini’s common stock has been and may continue to be volatile and the value of an investment in Gemini’s common stock may decline.
Gemini’s stock price has been and is likely to continue to be highly volatile. The stock market in general and the market for biopharmaceutical companies in particular have experienced periods of extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, a holder may not be able to sell Gemini’s common stock at or above the price at which such holder acquired shares of Gemini’s common stock.
The price of Gemini’s common stock may fluctuate due to a variety of factors, including:
•	changes in the industries in which Gemini’s and Gemini’s customers operate;
•	variations in Gemini’s operating performance and the performance of Gemini’s competitors in general;
•	material and adverse impact of the ongoing COVID-19 pandemic on the markets and the broader global economy;
•	actual or anticipated fluctuations in Gemini’s quarterly or annual operating results;
•	publication of research reports by securities analysts about Gemini or Gemini’s competitors or Gemini’s industry;
•	the public’s reaction to Gemini’s press releases, Gemini’s other public announcements and Gemini’s filings with the SEC;
•	Gemini’s failure or the failure of Gemini’s competitors to meet analysts’ projections or guidance that Gemini or Gemini’s competitors may give to the market;
•	additions and departures of key personnel;
•	changes in laws and regulations affecting Gemini’s business;
•	commencement of, or involvement in, litigation involving Gemini;

•	changes in Gemini’s capital structure, such as future issuances of securities or the incurrence of additional debt;
•	the volume of shares of Gemini’s common stock available for public sale; and
•
general economic, political and geopolitical conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, international tariffs, social, political and economic risks and acts of war or terrorism, such as the recent invasion by Russia of Ukraine.

These market and industry factors may materially reduce the market price of Gemini’s common stock regardless of Gemini’s operating performance.
Reports published by analysts, including projections in those reports that differ from Gemini’s actual results, could adversely affect the price and trading volume of Gemini’s common stock.
Securities research analysts may establish or discontinue coverage and may publish their own periodic projections for Gemini. These projections may vary widely and may not accurately predict the results Gemini actually achieves. Gemini’s share price may decline if Gemini’s actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on Gemini downgrades Gemini’s stock or publishes inaccurate or unfavorable research about Gemini’s business, Gemini’s share price could decline. If one or more of these analysts ceases coverage of Gemini or fails to publish reports on Gemini regularly, Gemini’s share price or trading volume could decline.
The future sales of shares by existing stockholders and future exercise of registration rights may adversely affect the market price of Gemini’s Common Stock.
Sales of a substantial number of shares of Gemini’s Common Stock in the public market could occur at any time. If Gemini’s stockholders sell, or the market perceives that Gemini’s stockholders intend to sell, substantial amounts of Gemini’s Common Stock in the public market, the market price of Gemini’s Common Stock could decline.
Gemini’s issuance of additional capital stock in connection with financings, acquisitions, investments, Gemini’s stock incentive plans or otherwise will dilute all other stockholders.
Gemini expects to issue additional capital stock in the future that will result in dilution to all other stockholders. Gemini expects to grant equity awards to employees, directors, and consultants under Gemini’s stock incentive plans. Gemini may also raise capital through equity financings in the future. As part of Gemini’s business strategy, Gemini may acquire or make investments in complementary companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of Gemini’s common stock to decline.
Because Gemini has no current plans to pay cash dividends on Gemini’s common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.
Gemini has no current plans to pay cash dividends on Gemini’s common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of Gemini’s board of directors. Gemini’s board of directors may take into account general and economic conditions, Gemini’s financial condition and operating results, Gemini’s available cash, current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications on the payment of dividends by Gemini to Gemini’s stockholders or by Gemini’s subsidiary to Gemini and such other factors as Gemini’s board of directors may deem relevant. In addition, the terms of Gemini’s existing financing arrangements restrict or limit Gemini’s ability to pay cash dividends. Accordingly, Gemini may not pay any dividends on Gemini’s common stock in the foreseeable future.
Future offerings of debt or equity securities by Gemini may adversely affect the market price of Gemini’s common stock.
In the future, Gemini may attempt to obtain financing or to further increase Gemini’s capital resources by issuing additional shares of Gemini’s common stock or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Future acquisitions could require substantial additional capital in excess of cash from operations. Gemini would expect to obtain the capital required for acquisitions through a combination of additional issuances of equity, corporate indebtedness and/or cash from operations.

Issuing additional shares of Gemini’s common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of Gemini’s existing stockholders or reduce the market price of Gemini’s common stock or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of Gemini’s available assets prior to the holders of Gemini’s common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit Gemini’s ability to pay dividends to the holders of Gemini’s common stock. Gemini’s decision to issue securities in any future offering will depend on market conditions and other factors beyond Gemini’s control, which may adversely affect the amount, timing and nature of Gemini’s future offerings.
Gemini may incur significant additional costs as a result of being a public company, which may adversely affect Gemini’s operating results and financial condition.
Gemini may incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), as well as rules implemented by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), the SEC and Nasdaq. Gemini’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, Gemini expects these rules and regulations are expected to increase Gemini’s accounting, legal and financial compliance costs and make some activities more time-consuming and costly. In addition, Gemini will incur additional costs associated with Gemini’s public company reporting requirements and Gemini expects those costs to increase in the future. For example, Gemini has and will continue to devote significant resources for the continuing assessment and documentation of Gemini’s internal control system and financial processes under Section 404, including an assessment of the design of Gemini’s information systems associated with Gemini’s internal controls.
Gemini may identify control deficiencies and be unable to remediate them. Furthermore, if Gemini fails to remediate any potential material weakness in Gemini’s internal control over financial reporting or if material weaknesses are identified or arise in the future, Gemini may not detect errors on a timely basis and Gemini’s financial statements may be materially misstated. Gemini may not be able to conclude on an ongoing basis that Gemini has effective internal control over financial reporting, which could harm Gemini’s operating results, cause investors to lose confidence in Gemini’s reported financial information and cause the trading price of Gemini’s stock to fall. In addition, as a public company, Gemini will be required to timely file accurate quarterly and annual reports with the SEC under the Exchange Act. Any failure to report Gemini’s financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of Gemini’s shares from Nasdaq or other adverse consequences. Gemini will incur significant costs to remediate any potential material weaknesses that Gemini may identify through these efforts. The increased costs would increase Gemini’s net loss and may require Gemini to reduce costs in other areas of Gemini’s business. Gemini also expects these rules and regulations to make it more expensive for Gemini to maintain directors’ and officers’ liability insurance, and Gemini may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for Gemini to attract and retain qualified persons to serve on Gemini’s board of directors, Gemini’s board committees or as executive officers. Gemini cannot predict or estimate the amount or timing of such costs.
New laws and regulations, as well as changes to existing laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act, the Dodd-Frank Act and rules adopted by the SEC and Nasdaq, would likely result in increased costs as Gemini responds to their requirements, which may adversely affect Gemini’s operating results and financial condition.
Gemini may be at increased risk of securities class action litigation.
Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for Gemini because biotechnology and pharmaceutical companies, including Gemini, have experienced significant stock price volatility in the past.
Anti-takeover provisions contained in Gemini’s charter and Gemini’s by-laws, as well as provisions of Delaware law, could impair a takeover attempt.
Gemini’s charter contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. Gemini is also subject to anti-takeover provisions under Delaware law, which could discourage, delay, defer or prevent a merger, tender offer, proxy contest or other change of control transaction that a stockholder might consider in Gemini’s best interest, including those attempts that might result in a premium over the market price for the shares of common stock held by Gemini’s stockholders. These provisions provide for, among other things:
•	a classified board with a three-year staggered term;
•	limit the manner in which stockholders can remove directors from the board;
•	the ability of Gemini’s board of directors to issue one or more series of “blank check” preferred stock;
•	certain limitations on convening special stockholder meetings;
•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at Gemini’s annual meetings; and
•
amendment of certain provisions of the organizational documents only by the affirmative vote of at least two-thirds of Gemini’s then-outstanding shares of capital stock entitled to vote generally at an election of directors.

These anti-takeover provisions as well as certain provisions of Delaware law could make it more difficult for a third party to acquire Gemini, even if the third party’s offer may be considered beneficial by many of Gemini’s stockholders. As a result, Gemini’s stockholders may be limited in their ability to obtain a premium for their shares. If prospective takeovers are not consummated for any reason, Gemini may experience negative reactions from the financial markets, including negative impacts on the price of Gemini’s Common Stock. These provisions could also discourage proxy contests and make it more difficult for Gemini’s stockholders to elect directors of their choosing and to cause Gemini to take other corporate actions that Gemini’s stockholders desire.
Gemini’s by-laws provide that the Court of Chancery of the State of Delaware and the federal district courts of the District of Massachusetts will be the exclusive forums for substantially all disputes between Gemini and Gemini’s stockholders, which could limit Gemini’s stockholders’ ability to obtain a favorable judicial forum for disputes with Gemini or Gemini’s directors, officers, or employees.
Gemini’s by-laws provide that the Court of Chancery of the State of Delaware is the exclusive forum for:
•	any derivative action or proceeding brought on Gemini’s behalf;
•	any action asserting a breach of fiduciary duty;
•	any action asserting a claim against Gemini arising under the Delaware General Corporation Law (“DGCL”), Gemini’s charter, or Gemini’s by-laws;
•	any action to interpret, apply, enforce or determine the validity of Gemini’s charter or Gemini’s by-laws; and
•	any action asserting a claim against Gemini that is governed by the internal-affairs doctrine.
This exclusive-forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or the Securities Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, Gemini’s by-laws provides that the federal district courts of the District of Massachusetts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
These exclusive-forum provisions may make it more expensive for stockholders to bring a claim than if the stockholders were permitted to select another jurisdiction and may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Gemini or Gemini’s directors, officers, or other employees, which may discourage lawsuits against Gemini and Gemini’s directors, officers, and other employees. If a court were to find either exclusive-forum provision in the By-laws to be inapplicable or unenforceable in an action, Gemini may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm Gemini’s business.

Risks Related to Disc
Risks Related to Disc’s Limited Operating History, Financial Position, and Capital Requirements
Disc’s limited operating history may make it difficult for you to evaluate the success of Disc’s business to date and to assess Disc’s future viability.
Disc commenced operations in 2017 and is a clinical-stage biopharmaceutical company with a limited operating history. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. Since Disc’s inception in October 2017, Disc has devoted substantially all of its efforts to organizing and staffing its company, business planning, capital raising, establishing and maintaining its intellectual property portfolio, building its pipeline of product candidates, conducting drug discovery activities, undertaking preclinical studies, conducting early-stage clinical trials, and providing general and administrative support for these operations. Disc has not yet demonstrated its ability to successfully develop any product candidate, obtain regulatory approvals, manufacture a commercial scale product or arrange for a third party to do so on its behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions you make about Disc’s future success or viability may not be as accurate as they could be if Disc had a longer operating history or a history of successfully developing and commercializing products.
In addition, as Disc’s business grows, Disc may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. Disc will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. Disc may not be successful in such a transition.
Disc has incurred significant net losses since its inception and anticipates that it will continue to incur losses for the foreseeable future.
Disc’s net losses were $20.9 million and $36.0 million for the years ended December 31, 2020 and 2021, respectively. Disc had an accumulated deficit of $101.0 million as of September 30, 2022. Substantially all of Disc’s net losses have resulted from costs incurred in connection with Disc’s research and development programs and from general and administrative costs associated with Disc’s operations. Disc expects its research and development expenses to increase significantly in connection with the commencement and continuation of clinical trials of its product candidates. In addition, if Disc obtains regulatory approval for its product candidates, Disc will incur significant sales, marketing and manufacturing expenses. Once Disc is a public company, Disc will incur additional costs associated with operating as a public company. As a result, Disc expects to continue to incur significant and increasing operating losses over the next several years and for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, Disc is unable to predict the extent of any future losses or when Disc will become profitable, if at all. Even if Disc does become profitable, Disc may not be able to sustain or increase its profitability on a quarterly or annual basis.
The amount of Disc’s future losses is uncertain and Disc’s quarterly and annual operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside of its control and may be difficult to predict, including the following:
•
the timing and success or failure of preclinical studies and clinical trials for its product candidates or competing product candidates, or any other change in the competitive landscape of its industry, including consolidation among its competitors or partners;

•	Disc’s ability to successfully open clinical trial sites and recruit and retain subjects for clinical trials, and any delays caused by difficulties in such efforts;
•	Disc’s ability to obtain regulatory approval for its product candidates, and the timing and scope of any such approvals Disc may receive;
•	the timing and cost of, and level of investment in, research and development activities relating to Disc’s product candidates, which may change from time to time;
•
the cost of manufacturing Disc’s product candidates and products, should they receive regulatory approval, which may vary depending on the quantity of production and the terms of its agreements with manufacturers;

•	Disc’s ability to attract, hire and retain qualified personnel;

•	expenditures that Disc will or may incur to develop additional product candidates;
•	the level of demand for Disc’s products should they receive regulatory approval, which may vary significantly;
•
the risk/benefit profile, cost and reimbursement policies with respect to Disc’s product candidates, if approved, and existing and potential future therapeutics that compete with Disc’s product candidates;

•	the changing and volatile U.S. and global economic environments, including as a result of the ongoing COVID-19 pandemic; and
•	future accounting pronouncements or changes in Disc’s accounting policies.
The cumulative effects of these factors could result in large fluctuations and unpredictability in Disc’s quarterly and annual operating results. As a result, comparing Disc’s operating results on a period-to-period basis may not be meaningful. This variability and unpredictability could also result in Disc failing to meet the expectations of industry or financial analysts or investors for any period. If Disc’s revenue or operating results fall below the expectations of analysts or investors or below any forecasts Disc may provide to the market, or if the forecasts Disc provides to the market are below the expectations of analysts or investors, the price of Disc’s common stock could decline substantially. Such a stock price decline could occur even if Disc has met any previously publicly stated guidance it may provide.
Disc has no products approved for commercial sale and has not generated any revenue from product sales.
Disc’s ability to become profitable depends upon Disc’s ability to generate revenue. To date, Disc has not generated collaborative revenue from its product candidates and has not generated revenue from product sales, and does not expect to generate any revenue from the sale of products in the near future. Disc does not expect to generate significant revenue unless and until Disc obtains regulatory approval of, and begins to sell, one or more of its product candidates. Disc’s ability to generate revenue depends on a number of factors, including, but not limited to, Disc’s ability to:
•	successfully complete its ongoing and planned preclinical studies for its current and future product candidates;
•	timely file and receive acceptance of its INDs in order to commence its planned clinical trials or future clinical trials;
•	successfully enroll subjects in, and complete, its ongoing and planned clinical trials;
•	initiate and successfully complete all safety and efficacy studies necessary to obtain U.S. and foreign regulatory approval for its product candidates;
•	successfully address the prevalence, duration and severity of potential side effects or other safety issues experienced with its product candidates, if any;
•
timely file New Drug Applications, or NDAs, and Biologic License Applications, or BLAs, and receive regulatory approvals for its product candidates from the U.S. Food and Drug Administration, or the FDA, and comparable foreign regulatory authorities;

•	establish and maintain clinical and commercial manufacturing capabilities or make arrangements with third-party manufacturers for clinical supply and commercial manufacturing;
•	obtain and maintain patent and trade secret protection or regulatory exclusivity for its product candidates;
•	launch commercial sales of its products, if and when approved, whether alone or in collaboration with others;
•	obtain and maintain acceptance of the products, if and when approved, by patients, the medical community and third-party payors;
•	position its product candidates to effectively compete with other therapies;
•	obtain and maintain healthcare coverage and adequate reimbursement;
•	enforce and defend intellectual property rights and claims;

•	implement measures to help minimize the risk of COVID-19 to its employees as well as patients and subjects enrolled in its clinical trials; and
•	maintain a continued acceptable safety profile of its products following approval.
If Disc does not achieve one or more of these factors in a timely manner or at all, Disc could experience significant delays or an inability to successfully commercialize its product candidates, which would materially harm its business. If Disc does not receive regulatory approvals for its product candidates, it may not be able to continue its operations.
Even if Disc completes the merger, Disc will need to raise substantial additional funding. If Disc is unable to raise capital when needed or on terms acceptable to Disc, it would be forced to delay, reduce, or eliminate some of its product development programs or commercialization efforts.
The development of pharmaceutical products is capital-intensive. Disc is currently advancing its hematologic disease programs through preclinical and clinical development. Disc expects its expenses to significantly increase in connection with its ongoing activities, particularly as Disc continues the research and development of, initiates and completes clinical trials of, and seeks regulatory approval for, its product candidates. In addition, depending on the status of regulatory approval or, if Disc obtains regulatory approval for any of its product candidates, Disc expects to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Disc may also need to raise additional funds sooner if Disc chooses to pursue additional indications and/or geographies for its current or future product candidates or otherwise expands more rapidly than presently anticipated. Furthermore, upon the closing of the merger, Disc expects to incur additional costs associated with operating as a public company. Accordingly, even if the merger is consummated, Disc will need to obtain substantial additional funding in connection with its continuing operations. If Disc is unable to raise capital when needed or on attractive terms, Disc would be forced to delay, reduce, or eliminate certain of its research and development programs or future commercialization efforts.
Disc believes that, following the closing of the merger, Disc will have cash and cash equivalents that will enable Disc to fund operating expenses and capital expenditure requirements into 2025. However, Disc has based this estimate on assumptions that may prove to be wrong, and Disc could exhaust its available capital resources sooner than expected. Disc’s future capital requirements will depend on and could increase significantly as a result of many factors, including:
•	the timing and progress of preclinical and clinical development activities;
•	the number and scope of preclinical and clinical programs Disc decides to pursue;
•	Disc’s ability to raise additional funds necessary to complete clinical development of and commercialize its product candidates;
•	Disc’s ability to establish new licensing or collaboration arrangements and the progress of the development efforts of third parties with whom Disc may enter into such arrangements;
•	Disc’s ability to maintain its current research and development programs and to establish new programs;
•	the successful initiation, enrollment and completion of clinical trials with safety, tolerability and efficacy profiles that are satisfactory to the FDA or any comparable foreign regulatory authority;
•	the receipt and related terms of regulatory approvals from applicable regulatory authorities for any product candidates;
•	the availability of raw materials for use in production of its product candidates;
•	establishing agreements with third-party manufacturers for supply of product candidate components for its clinical trials;
•	Disc’s ability to obtain and maintain patents, trade secret protection and regulatory exclusivity, both in the United States and internationally;
•	Disc’s ability to protect its other rights in its intellectual property portfolio;
•	commercializing product candidates, if and when approved, whether alone or in collaboration with others;
•	obtaining and maintaining third-party insurance coverage and adequate reimbursement for any approved products; and

•	the potential additional expenses attributable to adjusting Disc’s development plans (including any supply related matters) to the ongoing COVID-19 pandemic.
Identifying potential product candidates and conducting preclinical development testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and Disc may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, Disc’s product candidates, if approved, may not achieve commercial success. Disc’s commercial revenue, if any, will be derived from sales of products that Disc does not expect to be commercially available for many years, if at all. Accordingly, Disc will need to continue to rely on additional financing to achieve its business objectives.
Any additional fundraising efforts may divert Disc’s management from their day-to-day activities, which may adversely affect Disc’s ability to develop and commercialize its product candidates. Disruptions in the financial markets in general and more recently due to the ongoing COVID-19 pandemic may make equity and debt financing more difficult to obtain and may have a material adverse effect on Disc’s ability to meet its fundraising needs. Disc cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to Disc, if at all.
If Disc is unable to obtain funding on a timely basis or on acceptable terms, Disc may be required to significantly curtail, delay or discontinue one or more of its research or development programs or the commercialization of any product that has received regulatory approval or be unable to expand its operations or otherwise capitalize on its business opportunities as desired, which could materially affect its business, financial condition and results of operations.
Raising additional capital may cause dilution to the combined company’s stockholders, restrict its operations or require it to relinquish rights to its technologies or product candidates.
Until such time, if ever, as the combined company, operating as Disc, can generate substantial product revenue, Disc expects to finance its cash needs through a combination of private and public equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. Disc does not have any committed external source of funds. The terms of any financing may adversely affect the holdings or the rights of Disc’s stockholders and the issuance of additional securities, whether equity or debt, by Disc, or the possibility of such issuance, may cause the market price of Disc’s shares to decline. To the extent that Disc raises additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest will be diluted, and the terms of those securities may include liquidation or other preferences that may materially adversely affect your rights as a common stockholder. Debt financing, if available, would increase Disc’s fixed payment obligations and may involve agreements that include covenants limiting or restricting Disc’s ability to take specific actions, such as incurring additional debt, acquiring, selling or licensing intellectual property rights, and making capital expenditures, declaring dividends or other operating restrictions that could adversely impact Disc’s ability to conduct its business. Disc could also be required to meet certain milestones in connection with debt financing and the failure to achieve such milestones by certain dates may force Disc to relinquish rights to some of its technologies or product candidates or otherwise agree to terms unfavorable to Disc which could have a material adverse effect on Disc’s business, operating results and prospects
Disc also could be required to seek funds through arrangements with collaborators or otherwise at an earlier stage than otherwise would be desirable. If Disc raises funds through collaborations, strategic alliances or licensing arrangements with third parties, Disc may have to relinquish valuable rights to its intellectual property, future revenue streams, research programs or product candidates, grant licenses on terms that may not be favorable to Disc or grant rights to develop and market product candidates that Disc would otherwise prefer to develop and market itself, any of which may have a material adverse effect on Disc’s business, operating results and prospects.
Risks Related to the Discovery and Development of Disc’s Product Candidates
The ongoing COVID-19 pandemic, or a similar pandemic, epidemic, or outbreak of an infectious disease, may materially and adversely affect Disc’s business and financial results and could cause a disruption to the development of Disc’s product candidates.
Public health crises such as pandemics, including the ongoing COVID-19 pandemic, or similar outbreaks could adversely impact Disc’s business. The extent to which the coronavirus impacts Disc’s operations or those of its third-party partners, including its preclinical studies or clinical trial operations, will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, the identification of new variants of the virus, new information that will emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. The global impact of COVID-19 could adversely impact Disc’s preclinical or clinical trial operations, including Disc’s ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19. For example, similar to other biopharmaceutical companies, Disc may experience delays in initiating preclinical studies or clinical trials, protocol deviations, enrolling its clinical trials, or dosing of patients in its clinical trials, activating new trial sites or in receiving supplies for preclinical study or clinical trial operations. For example, Disc previously experienced delays in recruiting trial participants at its clinical site for its Phase 1 clinical trial of DISC-0974, and could in the future experience similar delays in recruiting patients to its clinical trials, including BEACON, a Phase 2 open-label, parallel-dose clinical trial of bitopertin in EPP and XLP patients that is being conducted at sites in Australia, and/or AURORA, a Phase 2, randomized, double-blind, placebo-controlled clinical trial of bitopertin in EPP patients that is being conducted at sites in the United States.
Since the beginning of the COVID-19 pandemic, several vaccines for COVID-19 have received Emergency Use Authorization by the FDA and a number of those later received marketing approval. Additional vaccines may be authorized or approved in the future. The resultant demand for vaccines and potential for manufacturing facilities and materials to be commandeered under the Defense Production Act of 1950, or equivalent foreign legislation, may make it more difficult to obtain materials or manufacturing slots for the products needed for Disc’s clinical trials, which could lead to delays in these trials. COVID-19 may also affect employees of third-party CROs located in affected geographies that Disc relies upon to carry out its clinical trials. Personnel and raw materials have been allocated preferentially to manufacturing of COVID-19 vaccines and therapies, which caused delays to Disc’s Phase 1 clinical trial of DISC-0974. In addition, supply chains for reagents and equipment have similarly been disrupted requiring long lead time and additional expenses to secure necessary supplies for Disc’s clinical trials.
In addition, the patient populations that Disc’s product candidates target may be particularly susceptible to COVID-19, which may make it more difficult for Disc to identify patients able to enroll in its current and future clinical trials and may impact the ability of enrolled patients to complete any such trials. There may also be delays in necessary interactions with regulators, institutional review boards, or IRBs, or ethics committees, and other important agencies and contractors due to limitations in employee resource or forced furlough of government employees. Any negative impact COVID-19 has to patient enrollment or treatment or the supply of Disc’s product candidates could cause costly delays to clinical trial activities, which could adversely affect Disc’s ability to obtain regulatory approval for and to commercialize its product candidates, increase its operating expenses, and have a material adverse effect on its financial results.
Additionally, timely enrollment in planned and ongoing clinical trials is dependent upon clinical trial sites which could be adversely affected by global health matters, such as pandemics. Disc is currently conducting and planning to conduct clinical trials for its product candidates in geographies which are currently being affected by the COVID-19 pandemic. Some factors from the COVID-19 pandemic that will delay or otherwise adversely affect enrollment in the clinical trials of Disc’s product candidates, as well as Disc’s business generally, include:
•
the potential diversion of healthcare resources away from the conduct of clinical trials to focus on pandemic concerns, including the attention of physicians serving as Disc’s clinical trial investigators, hospitals serving as Disc’s clinical trial sites and hospital staff supporting the conduct of Disc’s prospective clinical trials;

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limitations on travel that could interrupt key trial and business activities, such as clinical trial site initiations and monitoring, domestic and international travel by employees, contractors or patients to clinical trial sites, including any government-imposed travel restrictions or quarantines that will impact the ability or willingness of patients, employees or contractors to travel to Disc’s clinical trial sites or secure visas or entry permissions, a loss of face-to-face meetings and other interactions with potential partners, any of which could delay or adversely impact the conduct or progress of Disc’s prospective clinical trials;

•	the potential negative affect on the operations of Disc’s third-party manufacturers;
•	interruption in global shipping affecting the transport of clinical trial materials, such as patient samples, investigational drug product and other supplies used in Disc’s clinical trials;
•	business disruptions caused by potential workplace, laboratory and office closures and an increased reliance on employees working from home, disruptions to or delays in ongoing laboratory experiments;

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operations, staffing shortages, travel limitations or mass transit disruptions, any of which could adversely impact Disc’s business operations or delay necessary interactions with local regulators, ethics committees and other important agencies and contractors;

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changes in local regulations as part of a response to the COVID-19 pandemic, which may require Disc to change the ways in which its clinical trials are conducted, which may result in unexpected costs, or to discontinue such clinical trials altogether; and

•	interruption or delays in the operations of the FDA or other regulatory authorities, which may impact review and approval timelines.
Further, as a result of the COVID-19 pandemic, the extent and length of which is uncertain, Disc may be required to develop and implement additional clinical trial policies and procedures designed to help protect trial participants from the COVID-19 virus, which may include using telemedicine visits, remote monitoring of patients and clinical sites, and measures to ensure that data from clinical trials that may be disrupted as a result of the pandemic are collected pursuant to the trial protocol and consistent with Good Clinical Practice, or GCP, requirements, with any material protocol deviation reviewed and approved by the site IRB. Patients who may miss scheduled appointments, any interruption in trial drug supply or other consequence that may result in incomplete data being generated during a trial as a result of the pandemic must be adequately documented and justified.
Disc has also taken temporary precautionary measures intended to help minimize the risk of the virus to its employees, including reduced and optional on-site work hours, allowing employees to work remotely at their discretion, reduced travel for work-related meetings, and requiring all employees to be vaccinated against COVID-19. Disc cannot presently predict the scope and severity of the planned and potential shutdowns or disruptions of businesses and government agencies, such as the Securities and Exchange Commission, or the SEC, or FDA.
These and other factors arising from COVID-19 could worsen. Any of these factors, and other factors related to any such disruptions that are unforeseen, could have a material adverse effect on Disc’s business and results of operation and financial condition. Further, uncertainty around these and related issues could lead to adverse effects on the economy of the United States and other economies, which could impact Disc’s ability to raise the necessary capital needed to develop and commercialize its programs and product candidates.
Disc has only successfully completed one Phase 1 clinical trial, and may be unable to successfully complete any additional clinical trials for any product candidates it develops. Certain of Disc’s programs are still in preclinical development and may never advance to clinical development.
Disc has completed one Phase 1 clinical trial and has not yet demonstrated its continued ability to successfully complete clinical trials, including large-scale, pivotal clinical trials, obtain regulatory approvals, manufacture a commercial scale product, or arrange for a third party to do so on its behalf, or conduct sales and marketing activities necessary for successful commercialization. Disc’s programs are still in preclinical and early clinical development. Disc’s clinical programs may not advance to the next stage of clinical development, and its preclinical programs may never advance to clinical development or through clinical development, as applicable. Disc currently only has two product candidates in clinical development. In July 2022, Disc initiated BEACON, a Phase 2 open-label, parallel-dose clinical trial of bitopertin in EPP and XLP patients that is being conducted at sites in Australia. Separately, Disc has initiated AURORA, a Phase 2, randomized, double-blind, placebo-controlled clinical trial of bitopertin in EPP patients that is being conducted at sites in the United States. Disc completed its Phase 1 clinical trial of DISC-0974 in healthy volunteers. Disc initiated a Phase 1b/2 clinical trial in June 2022 in patients with anemia of MF, and plans to initiate a separate Phase 1b/2 clinical trial by the end of 2022 in patients with anemia of CKD. Disc may not initiate the DISC-0974 Phase 1b/2 clinical trial in patients with anemia of CKD until it has submitted an IND application to the FDA or comparable submissions with equivalent regulatory authorities and received regulatory clearance. Disc may not be able to submit INDs or other regulatory filings for bitopertin or any of its other product candidates on the timelines Disc expects, if at all. For example, Disc may experience manufacturing delays or other delays with IND-enabling studies. Moreover, Disc cannot be sure that submission of regulatory filings with the FDA or other regulatory authorities will result in such regulatory authorities allowing clinical trials to begin on a timely basis or at all, or that, once begun, such trials will be completed on schedule, if at all, or that issues will not arise that require Disc to revise, postpone, suspend or terminate its clinical trials. For example, Disc filed an IND in April 2022 with the FDA to initiate the AURORA Phase 2 trial of bitopertin in EPP patients, but the FDA initially placed the initiation of this trial on clinical hold; Disc received clearance to initiate the study in July 2022 after the study design was finalized with the FDA and initiated the study in October 2022. Commencing each of these clinical trials is subject to finalizing the trial design based on discussions with the FDA and other regulatory authorities. Any guidance Disc receives from the FDA or other regulatory authorities is subject to change. These regulatory authorities could change their position, including on the acceptability of Disc’s trial designs or the clinical endpoints selected, which may require Disc to complete additional clinical trials or result in the composition of stricter approval conditions than currently expected. For a further example, Disc relied on the data package generated by Roche to support its IND submission for bitopertin to initiate its planned Phase 2 clinical trial in patients with EPP, as well as its submission of an application with the Australian Therapeutic Goods Administration (TGA), for a Phase 2 clinical trial in patients with EPP or XLP, and it is possible that the FDA or TGA, as applicable, may require Disc to conduct additional preclinical studies to support a future marketing application of bitopertin. Successful completion of Disc’s clinical trials is a prerequisite to submitting an NDA or a BLA, to the FDA, a Marketing Authorization Application, or MAA, to the European Medicines Agency, or EMA, or other marketing applications to regulatory authorities in other jurisdictions, for each product candidate and, consequently, the regulatory approval of each product candidate.
A single well-controlled clinical trial may not be sufficient for approval. In general, the FDA requires two well-controlled clinical trials to support registration of a new drug or biologic. Exceptions may be made in cases of a severe disease with few treatment options, and in principle this exception may appear applicable to many of the diseases that Disc seeks to treat, such as EPP, XLP, anemia of MF, DBA and others. Nonetheless, the FDA and other regulators may always require additional clinical trials to support regulatory approval.
If Disc is required to conduct additional preclinical studies or clinical trials or other testing of its product candidates beyond those that are currently contemplated, if Disc is unable to successfully complete clinical trials of its product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, Disc may:
•	be delayed in obtaining regulatory approval for its product candidates;
•	not obtain regulatory approval at all;
•	obtain regulatory approval for indications or patient populations that are not as broad as intended or desired;
•	continue to be subject to post-marketing testing requirements; or
•	experience having the product removed from the market after obtaining regulatory approval.
Disc’s programs are focused on the development of therapeutics for patients with hematologic diseases, which is a rapidly evolving area of science, and the approach Disc is taking to discover and develop product candidates is novel and may never lead to approved or marketable products.
The discovery and development of therapeutics for patients with hematologic diseases is an emerging field, and the scientific discoveries that form the basis for Disc’s efforts to discover and develop product candidates are relatively new. The scientific evidence to support the feasibility of developing product candidates based on these discoveries is both preliminary and limited. Although Disc believes, based on its preclinical work, that its programs have the potential to provide disease-modifying therapies, clinical results may not confirm this hypothesis or may only confirm it for certain alterations or certain indications. The patient populations for Disc’s product candidates are limited to those with specific hematologic diseases. Disc cannot be certain that the patient populations for each specific disease will be large enough to allow Disc to successfully obtain approval and commercialize its product candidates and achieve profitability.
Clinical product development involves a lengthy and expensive process, with an uncertain outcome.
Disc’s preclinical studies and future and ongoing clinical trials may not be successful. Currently, all of Disc’s programs are in preclinical and early clinical development. It is impossible to predict when or if any of Disc’s product candidates will prove effective and safe in humans or will receive regulatory approval. Before obtaining regulatory approval from regulatory authorities for the sale of any product candidate, Disc must complete preclinical studies and then conduct extensive clinical trials to demonstrate the safety and efficacy of its product candidates or the safety, purity and potency of its biological product candidates in humans. There is no guarantee that Disc’s product candidates will advance in accordance with the timelines Disc anticipates, if at all. Clinical testing is expensive, difficult to design and implement, can take many years to complete and outcomes are uncertain. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical development testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain regulatory approval of their product candidates. Disc’s preclinical studies and future and ongoing clinical trials may not be successful.
Additionally, some of the clinical trials Disc conducts may be open-label in study design and may be conducted at a limited number of clinical sites on a limited number of patients. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label clinical trial may not be predictive of future clinical trial results when studied in a controlled environment with a placebo or active control.
In May 2021, Disc entered into a License Agreement, or the Roche Agreement with F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., or Roche, pursuant to which, among other things, Roche granted Disc an exclusive and sublicensable (subject to Roche’s consent, except with respect to affiliates) worldwide license under certain of Roche’s patent rights and know-how to develop and commercialize bitopertin. Although bitopertin was originally evaluated by Roche in over 4,000 individuals, Roche did not evaluate bitopertin in EPP or XLP, so the safety data generated from Roche’s clinical trials of bitopertin may not be predictive or indicative of the results of Disc’s clinical trials. Regulatory authorities may also raise questions regarding the transition in the future from Roche-manufactured drug substance to drug substance manufactured by Disc or another party, and Disc may be required to conduct comparability assessments, which could result in delays in development and additional costs.
Because Disc is developing some of its product candidates for the treatment of diseases in which there is little clinical experience and, in some cases, using new endpoints or methodologies, the FDA or other regulatory authorities may not consider the endpoints of Disc’s clinical trials to predict or provide clinically meaningful results.
Many of Disc’s product candidates are designed to treat diseases for which there are few available therapeutic options. For example, there are currently no therapies approved to treat anemia of MF and there is only one approved therapy to treat EPP. As a result, the design and conduct of clinical trials of product candidates for the treatment of these diseases may take longer, be more costly or be less effective as part of the novelty of development in these diseases. In some cases, Disc may use new or novel endpoints or methodologies. The FDA or other regulatory authorities may not consider the endpoints of Disc’s clinical trials to be validated or clinically meaningful and Disc may need to conduct proof-of-concept studies or additional work to refine its endpoints and inform the design of future studies before initiating pivotal studies of its product candidates. Even if applicable regulatory authorities do not object to Disc’s proposed endpoints in an earlier stage clinical trial, such regulatory authorities may require evaluation of additional or different clinical endpoints in later-stage clinical trials.
Even if the FDA does find Disc’s clinical trial success criteria to be sufficiently supported and clinically meaningful at the time, Disc may not achieve the pre-specified endpoint to a degree of statistical significance in any pivotal or other clinical trials it may conduct for its product candidates. Further, even if Disc does achieve the pre-specified criteria, its trials may produce results that are unpredictable or inconsistent with the results of the more traditional efficacy endpoints in the trial. The FDA also could change its view or give overriding weight to other efficacy endpoints over a primary endpoint, even if Disc achieves statistically significant results on that primary endpoint, if for example Disc does not do so on its secondary efficacy endpoints. The FDA also weighs the benefits of a product candidate against its risks and the FDA may view the efficacy results in the context of safety as not being supportive of approval. Other regulatory authorities in Europe and other countries may make similar findings with respect to these endpoints.

Interim, top-line, and preliminary data from Disc’s clinical trials that Disc announces or publishes from time to time may change as more patient data become available and are subject to confirmation, audit, and verification procedures that could result in material changes in the final data.
From time to time, Disc may publicly disclose interim, top-line or preliminary data from its clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data. Disc announced top-line results from the Phase 1 DISC-0974 clinical trial in June 2022. Disc also may make assumptions, estimations, calculations and conclusions as part of its analyses of data, and may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, top-line or preliminary results that Disc reports may differ from future results of the same trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Interim data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Interim, top-line and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the interim, top-line or preliminary data Disc previously published. As a result, interim, top-line and preliminary data should be viewed with caution until the final data are available. Adverse differences between interim, top-line or preliminary data and final data could significantly harm Disc’s business prospects and may cause the price of Disc’s common stock to fluctuate or decline.
Further, regulatory agencies and others, may not accept or agree with Disc’s assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could adversely impact the potential of the particular program, the likelihood of obtaining regulatory approval of the particular product candidate, commercialization of any approved product and the business prospects of the company in general. In addition, the information Disc chooses to publicly disclose regarding a particular study or clinical trial is derived from information that is typically extensive, and you or others may not agree with what Disc determines is material or otherwise appropriate information to include in Disc’s disclosure.
If the interim, top-line or preliminary data that Disc reports differs from actual results, or if regulatory authorities or others, disagree with the conclusions reached, Disc’s ability to obtain approval for, and commercialize, its product candidates may be significantly impaired, which could materially harm Disc’s business, operating results, prospects or financial condition.
Disc may incur additional costs or experience delays in initiating or completing, or ultimately be unable to complete, the development and commercialization of its product candidates.
Disc may experience delays in initiating or completing its preclinical studies or clinical trials, including as a result of delays in obtaining, or failure to obtain, the FDA’s authorization to initiate clinical trials under future INDs. Additionally, Disc cannot be certain that preclinical studies or clinical trials for its product candidates will not require redesign, will enroll an adequate number of subjects on time, or will be completed on schedule, if at all. Disc may experience numerous unforeseen events during, or as a result of, preclinical studies and clinical trials that could delay or prevent its ability to receive regulatory authorizations, regulatory approval or commercialize its product candidates, including:
•	Disc may receive feedback from regulatory authorities that requires Disc to modify the design or implementation of its preclinical studies or clinical trials or to delay or terminate a clinical trial;
•	regulators or IRBs or ethics committees may delay or may not authorize Disc or its investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;
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Disc may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective clinical research organizations, or CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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preclinical studies or clinical trials of Disc’s product candidates may fail to show safety or efficacy or otherwise produce negative or inconclusive results, and Disc may decide, or regulators may require Disc, to conduct additional preclinical studies or clinical trials, or Disc may decide to abandon product research or development programs;

•	preclinical studies or clinical trials of Disc’s product candidates may not produce differentiated or clinically significant results across indications;

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the number of patients required for clinical trials of Disc’s product candidates may be larger than anticipated, enrollment in these clinical trials may be slower than anticipated or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than anticipated;

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Disc’s third-party contractors may fail to comply with regulatory requirements, fail to maintain adequate quality controls, be unable to provide Disc with sufficient product supply to conduct or complete preclinical studies or clinical trials, fail to meet their contractual obligations to Disc in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that Disc adds new clinical trial sites or investigators;

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Disc may elect to, or regulators or IRBs or ethics committees may require Disc or its investigators to, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants in Disc’s clinical trials are being exposed to unacceptable health risks;

•	the cost of clinical trials of Disc’s product candidates may be greater than anticipated;
•	clinical trials of Disc’s product candidates may be delayed due to complications associated with the ongoing COVID-19 pandemic;
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the supply or quality of Disc’s product candidates or other materials necessary to conduct clinical trials of its product candidates may be insufficient or inadequate, and any transfer of manufacturing activities may require unforeseen manufacturing or formulation changes;

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Disc’s product candidates may have undesirable side effects or other unexpected characteristics, causing Disc, regulators or IRBs or ethics committees to suspend or terminate the trials, or reports may arise from preclinical or clinical testing of other hematologic disease therapies that raise safety or efficacy concerns about Disc’s product candidates;

•	any future collaborators may conduct clinical trials in ways they view as advantageous to them but that are suboptimal for Disc; and
•	regulators may revise the requirements for approving Disc’s product candidates, or such requirements may not be as anticipated.
Disc could encounter delays if a clinical trial is suspended or terminated by Disc, by the IRBs or ethics committees of the institutions at which such trials are being conducted, by the Data Safety Monitoring Board, or DSMB, for such trial or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination or clinical hold due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or Disc clinical protocols, adverse findings upon an inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. For example, Disc filed an IND in April 2022 with the FDA to initiate the AURORA Phase 2 trial of bitopertin in EPP patients, but the FDA initially placed the initiation of this trial on clinical hold; Disc received clearance to initiate the study in July 2022 after the study design was finalized with the FDA and initiated the study in October 2022. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of Disc’s product candidates. Further, the FDA may disagree with Disc’s clinical trial design or Disc’s interpretation of data from clinical trials or may change the requirements for approval even after it has reviewed and commented on the design for Disc’s clinical trials.
Moreover, principal investigators for Disc’s current and future clinical trials may serve as scientific advisors or consultants to Disc from time to time and receive compensation in connection with such services. Under certain circumstances, Disc may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between Disc and a principal investigator has created a conflict of interest or otherwise affected the interpretation of the trial. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site, and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of Disc’s marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of regulatory approval of one or more of Disc’s product candidates.
Disc’s product development costs will also increase if Disc experiences delays in testing or regulatory approvals. Disc does not know whether any of its future clinical trials will begin as planned, or whether any of its current or future clinical trials will need to be restructured or will be completed on schedule, if at all. Significant preclinical study or clinical trial delays, including those caused by the ongoing COVID-19 pandemic, also could shorten any periods during which Disc may have the exclusive right to commercialize its product candidates or allow its competitors to bring products to market before Disc does, which would impair Disc’s ability to successfully commercialize its product candidates and may significantly harm its business, operating results, financial condition and prospects.
If Disc experiences delays or difficulties in the enrollment of patients in clinical trials, Disc’s receipt of necessary regulatory approvals could be delayed or prevented.
Disc may not be able to initiate or continue clinical trials for its product candidates if Disc is unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or comparable foreign regulatory authorities, or as needed to provide appropriate statistical power for a given trial. In particular, because Disc is focused on patients with specific rare hematologic diseases for the development of its product candidates, Disc’s ability to enroll eligible patients may be limited or may result in slower enrollment than Disc anticipate.
Disc may experience difficulties with identifying specific patient populations for any defined trial cohorts. The patient eligibility criteria defined in Disc’s trial protocols, may limit the patient populations eligible for Disc’s clinical trials. Disc will also rely on the willingness and ability of clinicians to screen their patients, such as for specific genetic hematologic conditions, to indicate which patients may be eligible for enrollment in Disc’s clinical trials.
In addition, some of Disc’s competitors have ongoing clinical trials for product candidates that are intended to treat the same indications as Disc’s product candidates, and patients who would otherwise be eligible for Disc’s clinical trials may choose instead to enroll in clinical trials of Disc’s competitors’ product candidates. Furthermore, Disc’s ability to enroll patients may be significantly delayed by the ongoing COVID-19 pandemic, and Disc cannot accurately predict the extent and scope of such delays at this point.
Additionally, the process of finding patients may prove costly. Disc also may not be able to identify, recruit or enroll a sufficient number of patients to complete its clinical trials because of the small patient populations with rare hematologic diseases, the perceived risks and benefits of the product candidates under study, the availability and efficacy of competing therapies and clinical trials, the proximity and availability of clinical trial sites for prospective patients, and the patient referral practices of physicians. If patients are unwilling to participate in Disc’s studies for any reason, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of potential products may be delayed.
Patient enrollment may be affected by other factors, including:
•	the severity of the disease under investigation;
•	the efforts to obtain and maintain patient consents and facilitate timely enrollment in clinical trials;
•	the ability to monitor patients adequately during and after treatment;
•	the risk that patients enrolled in clinical trials will drop out of the clinical trials before clinical trial completion;
•	the ability to recruit clinical trial investigators with the appropriate competencies and experience;
•	reporting of the preliminary results of any of Disc’s clinical trials; and
•	factors Disc may not be able to control, including the impacts of the COVID-19 pandemic, that may limit patients, principal investigators or staff or clinical site availability.

Results from early preclinical studies and clinical trials of Disc’s programs and product candidates are not necessarily predictive of the results of later preclinical studies and clinical trials of Disc’s programs and product candidates. If Disc cannot replicate the results from earlier preclinical studies and clinical trials of its programs and product candidates in its later preclinical studies and clinical trials, Disc may be unable to successfully develop, obtain regulatory approval for and commercialize its product candidates.
Any results from early preclinical studies and clinical trials of bitopertin, DISC-0974, DISC-0998 or Disc’s other product candidates or programs may not necessarily be predictive of the results from later preclinical studies and clinical trials. For example, DISC-0974 has undergone testing in healthy volunteers and just begun clinical testing for anemia of MF. DISC-0974 has not yet undergone testing for anemia associated with CKD and therefore there can be no assurance that DISC-0974 will achieve the desired effects in these indications. Similarly, even if Disc is able to complete its planned preclinical studies and clinical trials of its product candidates according to its current development timeline, the results from such preclinical studies and clinical trials of its product candidates may not be replicated in subsequent preclinical studies or clinical trial results.
Many companies in the biopharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and Disc cannot be certain that it will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway, or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain regulatory approval.
Disc’s clinical trials or those of its future collaborators may reveal significant adverse events not seen in prior preclinical studies or clinical trials and may result in a safety profile that could inhibit regulatory approval or market acceptance of any of its product candidates.
Before obtaining regulatory approvals for the commercial sale of any products, Disc must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that its product candidates are both safe and effective for use in each target indication. Clinical testing is expensive and can take many years to complete, and outcomes are inherently uncertain. Failure can occur at any time during the clinical trial process. Because Disc’s programs and product candidates are in an early stage of development, there is a high risk of failure, and Disc may never succeed in developing marketable products. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. Product candidates in later stages of clinical trials also may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. For example, Roche had previously developed bitopertin as a potential therapy for certain symptoms of schizophrenia and obsessive-compulsive disorder, but discontinued the program for lack of efficacy in those indications after completing over 30 clinical trials in over 4,000 individuals. If the results of Disc’s ongoing or future preclinical studies and clinical trials are inconclusive with respect to the safety and efficacy of Disc’s programs and product candidates, if Disc does not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with Disc’s product candidates, Disc may be prevented from, or delayed in, obtaining regulatory approval for such product candidates. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. Results of Disc’s trials could reveal a high and unacceptable severity and prevalence of side effects. In such an event, Disc’s trials could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order Disc to cease further development of or deny approval of Disc’s product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims.
Further, Disc’s product candidates could cause undesirable side effects in clinical trials related to on-target toxicity. If on-target toxicity is observed, or if Disc’s product candidates have characteristics that are unexpected, Disc may need to abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. In addition, Disc’s product candidates could cause undesirable side effects that have not yet been observed. For example, bitopertin may demonstrate toxicities in patients with hematologic diseases not previously observed by Roche when it was studied in different indications. Many compounds that initially showed promise in early-stage testing have later been found to cause side effects that prevented further development of the compound.

Most product candidates that commence clinical trials are never approved as products, and there can be no assurance that any of Disc’s current or future clinical trials will ultimately be successful or support further clinical development or regulatory approval of any of Disc’s product candidates.
As is the case with many treatments for hematologic and rare diseases, it is likely that there may be side effects associated with the use of Disc’s product candidates. If significant adverse events or other side effects are observed in any of Disc’s current or future clinical trials, Disc may have difficulty recruiting patients to its clinical trials, patients may drop out of its trials, or Disc may be required to abandon the trials or development efforts of one or more product candidates altogether. Disc, the FDA or other applicable regulatory authorities, or an IRB may suspend or terminate clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Even if the side effects do not preclude the product from obtaining or maintaining regulatory approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies. Any of these developments could materially harm Disc’s business, operating results, financial condition and prospects.
Some of Disc’s product candidates modulate pathways for which there are currently no approved or effective therapies, which may result in greater research and development expenses, regulatory issues that could delay or prevent approval, or discovery of unknown or unanticipated adverse effects on safety or efficacy.
Some of Disc’s product candidates modulate pathways for which there are currently no approved or effective therapies, which may result in uncertainty. Disc selects programs for targets based on compelling biological rationale, including evidence of expected biological effects in humans. Disc explores new programs based on extensive preclinical data analysis which sometimes cannot predict efficacy or safety in humans. Regulatory approval of novel product candidates such as Disc’s can be more expensive, riskier and take longer than for other, more well-known or extensively studied pharmaceutical or biopharmaceutical product candidates due to Disc’s and regulatory agencies’ lack of experience with them. The novelty of the mechanism of action of any of Disc’s product candidates may lengthen the regulatory review process, require Disc to conduct additional studies or clinical trials, increase Disc’s development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of Disc’s product candidates or lead to significant post-approval limitations or restrictions. The novel mechanism of action also means that fewer people are trained in or experienced with product candidates of this type, which may make it more difficult to find, hire and retain personnel for research, development and manufacturing positions. If Disc’s product candidates utilize a novel mechanism of action that has not been the subject of extensive study compared to more well-known product candidates, there is also an increased risk that Disc may discover previously unknown or unanticipated adverse effects during its preclinical studies and clinical trials. Disc’s product candidates may achieve lower efficacy in patients than expected. Any such events could adversely impact Disc’s business prospects, operating results and financial condition.
Disc is currently conducting a Phase 2 clinical trial for bitopertin in Australia and may in the future conduct additional clinical trials for its product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials.
In July 2022, Disc initiated BEACON, a Phase 2 open-label, parallel-dose clinical trial of bitopertin in EPP and XLP patients that is being conducted at sites in Australia. In addition, Disc may in the future choose to conduct additional clinical trials outside the United States, including in Europe, Australia, or other foreign jurisdictions. The acceptance of trial data from clinical trials conducted outside the United States by the FDA may be subject to certain conditions. In cases where data from clinical trials conducted outside the United States are intended to serve as the sole basis for regulatory approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practices, (ii) the trials were performed by clinical investigators of recognized competence and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements. In addition, such foreign trials will be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority, including the TGA, will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of Disc’s business plan, and which may result in Disc’s product candidates not receiving regulatory approval or clearance for commercialization in the applicable jurisdiction.
Although Disc intends to explore other therapeutic opportunities in addition to the programs and product candidates that Disc is currently developing, Disc may fail to identify viable new product candidates for clinical development for a number of reasons. If Disc fails to identify additional product candidates, its business could be materially harmed.
Research programs to pursue the development of Disc’s existing and planned product candidates for additional indications and to identify new product candidates and disease targets require substantial technical, financial and human resources whether or not they are ultimately successful. Disc’s research programs may initially show promise in identifying potential indications and/or product candidates, yet fail to yield results for clinical development for a number of reasons, including:
•	the research methodology used may not be successful in identifying potential indications and/or product candidates;
•	potential product candidates may, after further study, be shown to have harmful adverse effects or other characteristics that indicate they are unlikely to be effective products; or
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it may take greater human and financial resources than Disc will possess to identify additional therapeutic opportunities for Disc’s product candidates or to develop suitable potential product candidates through internal research programs, thereby limiting Disc’s ability to develop, diversify and expand its product portfolio.

Because Disc has limited financial and human resources, Disc intends to initially focus on research programs and product candidates for a limited set of indications. As a result, Disc may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential or a greater likelihood of success. Disc’s resource allocation decisions may cause it to fail to capitalize on viable commercial products or profitable market opportunities.
Accordingly, there can be no assurance that Disc will ever be able to identify additional therapeutic opportunities for its product candidates or to develop suitable product candidates through internal research programs, which could materially adversely affect Disc’s future growth and prospects. Disc may focus its efforts and resources on potential product candidates or other potential programs that ultimately prove to be unsuccessful.
If Disc is not able to obtain, or if there are delays in obtaining, required regulatory approvals for Disc’s product candidates, Disc will not be able to commercialize, or will be delayed in commercializing, its product candidates, and its ability to generate revenue will be materially impaired.
Disc’s product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable foreign regulatory authorities. Before Disc can commercialize any of its product candidates, Disc must obtain regulatory approval. Currently, all of Disc’s product candidates are in discovery, preclinical or clinical development, and Disc has not received approval to market any of its product candidates from regulatory authorities in any jurisdiction. It is possible that Disc’s product candidates, including any product candidates Disc may seek to develop in the future, will never obtain regulatory approval. Disc has limited experience in filing and supporting the applications necessary to gain regulatory approvals and relies on third-party CROs and/or regulatory consultants to assist Disc in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Disc’s product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude Disc obtaining regulatory approval or prevent or limit commercial use. In addition, regulatory authorities may find fault with Disc’s manufacturing process or facilities or that of third-party contract manufacturers. Disc may also face greater than expected difficulty in manufacturing its product candidates.
The process of obtaining regulatory approvals, both in the United States and abroad, is expensive and often takes many years. If the FDA or a comparable foreign regulatory authority requires that Disc perform additional preclinical studies or clinical trials, approval may be delayed, if obtained at all. The length of such a delay varies substantially based upon a variety of factors, including the type, complexity and novelty of the product candidate involved. Changes in regulatory approval policies during the development period, changes in or enactment of additional statutes or regulations, or changes in regulatory review policies for each submitted NDA, BLA, or equivalent application types, may cause delays in the approval or rejection of an application. The FDA and comparable foreign regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that Disc’s data are insufficient for approval and require additional preclinical, clinical or other studies. Disc’s product candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including the following:
•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of Disc’s clinical trials;
•	Disc may not be able to enroll a sufficient number of patients in its clinical trials;
•	Disc may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;
•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;
•	Disc may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
•	the FDA or comparable foreign regulatory authorities may disagree with Disc’s interpretation of data from preclinical studies or clinical trials;
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the data collected from clinical trials of Disc’s product candidates may not be sufficient to support the submission of an NDA, BLA or other submission or to obtain regulatory approval in the United States or elsewhere;

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the FDA or comparable foreign regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which Disc contracts for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change such that Disc’s clinical data are insufficient for approval.
Even if Disc were to obtain regulatory approval, regulatory authorities may approve any of Disc’s product candidates for fewer or more limited indications than Disc requests, thereby narrowing the commercial potential of the product candidate. In addition, regulatory authorities may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for Disc’s product candidates.
If Disc experiences delays in obtaining, or if Disc fails to obtain, approval of its product candidates, the commercial prospects for Disc’s product candidates may be harmed and its ability to generate revenue will be materially impaired.
Risks Related to Commercialization
Disc faces substantial competition, which may result in others discovering, developing, or commercializing products before or more successfully than Disc does.
The development and commercialization of new products in the biopharmaceutical and related industries is highly competitive. Disc competes in the segments of the pharmaceutical, biotechnology, and other related markets that develop therapies in the field of hematologic diseases. There are other companies focusing on developing therapies in the field of hematologic diseases. Disc also competes more broadly across the market for cost-effective and reimbursable treatments. Some of these competitive products and therapies are based on scientific approaches that are the same as or similar to its approach, and others are based on entirely different approaches. These companies include divisions of large pharmaceutical companies and biotechnology companies of various sizes. Disc faces competition with respect to its current product candidates, and will face competition with respect to any product candidates that it may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.
Any product candidates that Disc successfully develops and commercializes will compete with currently approved therapies and new therapies that may become available in the future from segments of the pharmaceutical, biotechnology and other related markets. Key product features that would affect its ability to effectively compete with other therapeutics include the efficacy, safety and convenience of its products. Disc believes principal competitive factors to its business include, among other things, its ability to successfully transition research programs into clinical development, ability to raise capital, and the scalability of the platform, pipeline, and business.
Many of the companies that Disc competes against or which Disc may compete against in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing approved products than it does. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of its competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with Disc in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, its programs. If these or other barriers to entry do not remain in place, other companies may be able to more directly or effectively compete with Disc.
Disc’s commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that Disc or its collaborators may develop. Disc’s competitors also may obtain FDA or other regulatory approval for their products sooner than Disc may obtain approval for its product candidates, which could result in Disc’s competitors establishing a strong market position before Disc or its collaborators are able to enter the market. The key competitive factors affecting the success of all of Disc’s product candidates, if approved, are likely to be their efficacy, safety, convenience, price, level of generic competition and availability of reimbursement from government and other third-party payors.
If the market opportunities for Disc’s programs and product candidates are smaller than Disc estimates or if any regulatory approval that Disc obtains is based on a narrower definition of the patient population, Disc’s revenue and ability to achieve profitability could be materially adversely affected.
The incidence and prevalence for the target patient populations of Disc’s programs and product candidates have not been established with precision. Disc’s lead heme biosynthesis modulation product candidate, bitopertin, is an oral, selective inhibitor of GlyT1. Disc is initially focused on developing bitopertin for the treatment of EPP and XLP, which are both diseases marked by severe photosensitivity and damage to the hepatobiliary system caused by the accumulation of PPIX. In July 2022, Disc initiated BEACON, a Phase 2 open-label, parallel-dose clinical trial of bitopertin in EPP and XLP patients that is being conducted at sites in Australia. Separately, Disc has initiated AURORA, a Phase 2, randomized, double-blind, placebo-controlled clinical trial of bitopertin in EPP patients that is being conducted at sites in the United States. Disc completed its Phase 1 clinical trial of DISC-0974 in healthy volunteers. Disc initiated a Phase 1b/2 clinical trial in June 2022 in the United States in patients with anemia of MF, and plans to initiate a separate Phase 1b/2 clinical trial by the end of 2022 in patients with anemia of CKD. Disc’s projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with its programs and product candidates, are based on its estimates.
The total addressable market opportunity will ultimately depend upon, among other things, the diagnosis criteria included in the final label, the indications for which Disc’s product candidates are approved for sale, acceptance by the medical community and patient access, product pricing and reimbursement. The number of patients with erythropoietic porphyria and anemias of inflammation for which Disc’s product candidates may be approved as treatment may turn out to be lower than expected, patients may not be otherwise amenable to treatment with its products, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect its results of operations and its business. Disc may not be successful in its efforts to identify additional product candidates. Due to its limited resources and access to capital, Disc must prioritize development of certain product candidates, which may prove to be the wrong choice and may adversely affect its business.

If its current product candidates or any future product candidates do not achieve broad market acceptance, the revenue that Disc generates from its sales may be limited, and Disc may never become profitable.
Disc has never commercialized a product candidate for any indication. Even if its current product candidates and any future product candidates are approved by the appropriate regulatory authorities for marketing and sale, they may not gain acceptance among physicians, patients, third-party payors, and others in the medical community. If any product candidates for which Disc may obtain regulatory approval do not gain an adequate level of market acceptance, Disc may not generate significant revenue and may not become profitable or may be significantly delayed in achieving profitability. Market acceptance of its current product candidates and any future product candidates by the medical community, patients and third-party payors will depend on a number of factors, some of which are beyond its control. For example, physicians are often reluctant to switch their patients, and patients may be reluctant to switch, from existing therapies even when new and potentially more effective or safer treatments enter the market. If public perception is influenced by claims that the use of heme biosynthesis modulation therapies or hepcidin-targeted agents is unsafe, whether related to its or its competitors’ products, its products may not be accepted by the general public or the medical community. Future adverse events in the hematologic diseases or the biopharmaceutical industry could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of its product candidates.
In the United States and markets in other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Disc’s ability to successfully commercialize its product candidates will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow Disc to establish or maintain pricing sufficient to realize a sufficient return on its investment. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels.
Efforts to educate the medical community and third-party payors on the benefits of its current product candidates and any future product candidates may require significant resources and may not be successful. If its current product candidates or any future product candidates are approved but do not achieve an adequate level of market acceptance, Disc could be prevented from or significantly delayed in achieving profitability. The degree of market acceptance of any of Disc’s current product candidates and any future product candidates will depend on a number of factors, including:
•	the efficacy of its current product candidates and any future product candidates;
•	the prevalence and severity of adverse events associated with its current product candidates and any future product candidates;
•	the clinical indications for which its product candidates are approved and the approved claims that Disc may make for the products;
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limitations or warnings contained in the product’s FDA-approved labeling or those of comparable foreign regulatory authorities, including potential limitations or warnings for its current product candidates and any future product candidates that may be more restrictive than other competitive products;

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changes in the standard of care for the targeted indications for its current product candidates and any future product candidates, which could reduce the marketing impact of any claims that Disc could make following FDA approval or approval by comparable foreign regulatory authorities, if obtained;

•	the relative convenience and ease of administration of its current product candidates and any future product candidates;
•	the cost of treatment compared with the economic and clinical benefit of alternative treatments or therapies;
•	the availability of adequate coverage or reimbursement by third-party payors, including government healthcare programs such as Medicare and Medicaid and other healthcare payors;
•	the price concessions required by third-party payors to obtain coverage;

•	the willingness of patients to pay out-of-pocket in the absence of adequate coverage and reimbursement;
•	the extent and strength of Disc’s marketing and distribution of its current product candidates and any future product candidates;
•	the safety, efficacy, and other potential advantages over, and availability of, alternative treatments already used or that may later be approved;
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distribution and use restrictions imposed by the FDA or comparable foreign regulatory authorities with respect to its current product candidates and any future product candidates or to which Disc agrees as part of a Risk Evaluation and Mitigation Strategy, or REMS, or voluntary risk management plan;

•	the timing of market introduction of its current product candidates and any future product candidates, as well as competitive products;
•	its ability to offer its current product candidates and any future product candidates for sale at competitive prices;
•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;
•	the extent and strength of its third-party manufacturer and supplier support;
•	the approval of other new products;
•	adverse publicity about its current product candidates and any future product candidates, or favorable publicity about competitive products; and
•	potential product liability claims.
There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved products and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. Further, due to the COVID-19 pandemic, millions of individuals have lost or will be losing employer-based insurance coverage, which may adversely affect Disc’s ability to commercialize its products. It is unclear what effect, if any, the American Rescue Plan will have on the number of covered individuals.
Disc may not be successful in addressing these or other factors that might affect the market acceptance of its product candidates. Failure to achieve widespread market acceptance of Disc’s product candidates would materially harm its business, financial condition and results of operations.
Even if Disc receives regulatory approval for any of its product candidates, Disc will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, its product candidates, if approved, could be subject to post-market study requirements, marketing and labeling restrictions, and even recall or market withdrawal if unanticipated safety issues are discovered following approval. In addition, Disc may be subject to penalties or other enforcement action if it fails to comply with regulatory requirements.
If the FDA or a comparable foreign regulatory authority approves any of Disc’s product candidates, the manufacturing processes, labeling, packaging, distribution, import, export, adverse event reporting, storage, advertising, promotion, monitoring, and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, establishment registration and listing, as well as continued compliance with cGMPs and GCPs for any clinical trials that Disc conducts post-approval. Any regulatory approvals that Disc receives for its product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing studies, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product. The FDA may also require a REMS in order to approve its product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. For certain commercial prescription drug and biological products, manufacturers and other parties involved in the supply chain must also meet chain of distribution requirements and build electronic, interoperable systems for product tracking and tracing and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or other products that are otherwise unfit for distribution in the United States. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with its third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:
•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;
•	manufacturing delays and supply disruptions where regulatory inspections identify observations of noncompliance requiring remediation;
•	revisions to the labeling, including limitation on approved uses or the addition of additional warnings, contraindications or other safety information, including boxed warnings;
•	imposition of a REMS which may include distribution or use restrictions;
•	requirements to conduct additional post-market clinical trials to assess the safety of the product;
•	clinical trial holds;
•	fines, warning letters or other regulatory enforcement action;
•	refusal by the FDA to approve pending applications or supplements to approved applications filed by Disc or suspension or revocation of approvals;
•	product seizure or detention, or refusal to permit the import or export of products; and
•	injunctions or the imposition of civil or criminal penalties.
The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of its product candidates. If Disc is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Disc is not able to maintain regulatory compliance, Disc may lose any regulatory approval that it may have obtained, which would adversely affect its business, prospects and ability to achieve or sustain profitability.
Risks Related to Disc’s Reliance on Third Parties
Disc relies on third parties to conduct its Phase 2 clinical trials of bitopertin and Phase 1b/2 clinical trial of Disc-0974 and expects to rely on third parties to conduct other clinical trials for its product candidates, as well as potential investigator-sponsored clinical trials of its product candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements, or meet expected deadlines, Disc may not be able to obtain regulatory approval for or commercialize its product candidates and its business could be substantially harmed.
Disc does not have the ability to independently conduct clinical trials. Disc relies and expects to continue to rely on medical institutions, clinical investigators, contract laboratories and other third parties, such as CROs, to conduct or otherwise support clinical trials for its product candidates, including its Phase 2 clinical trials of bitopertin, Phase 1b/2 clinical trial of Disc-0974 in patients with anemia of MF, as well as any other product candidates that it develops. Disc may also rely on academic and private non-academic institutions to conduct and sponsor clinical trials relating to its product candidates, as is planned for bitopertin in DBA. Disc will not control the design or conduct of any investigator-sponsored trials, and it is possible that the FDA or non-U.S. regulatory authorities will not view these investigator-sponsored trials as providing adequate support for future clinical trials, whether controlled by Disc or third parties, for any one or more reasons, including elements of the design or execution of the trials or safety concerns or other trial results.
Such arrangements will likely provide Disc certain information rights with respect to the investigator-sponsored trials, including access to and the ability to use and reference the data, including for its own regulatory filings, resulting from the investigator-sponsored trials. However, Disc would not have control over the timing and reporting of the data from investigator-sponsored trials, nor would Disc own the data from the investigator-sponsored trials. If Disc is unable to confirm or replicate the results from the investigator-sponsored trials or if negative results are obtained, Disc would likely be further delayed or prevented from advancing further clinical development of its product candidates. Further, if investigators or institutions breach their obligations with respect to the clinical development of Disc’s product candidates, or if the data proves to be inadequate compared to the first-hand knowledge Disc might have gained had the investigator-sponsored trials been sponsored and conducted by Disc, then Disc’s ability to design and conduct any future clinical trials itself may be adversely affected.
Disc relies and expects to continue to rely heavily on these parties for execution of clinical trials for its product candidates and control only certain aspects of their activities. Nevertheless, Disc is responsible for ensuring that each of its clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and its reliance on CROs or other third parties will not relieve Disc of its regulatory responsibilities. For any violations of laws and regulations during the conduct of its clinical trials, Disc could be subject to warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.
Disc, its principal investigators and its CROs are required to comply with regulations, including GCPs, for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, or the EEA, and comparable foreign regulatory authorities for any products in clinical development. The FDA enforces GCP regulations through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If Disc, its principal investigators or its CROs fail to comply with applicable GCPs, the clinical data generated in its clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require Disc to perform additional clinical trials before approving its marketing applications. Disc cannot assure you that, upon inspection, the FDA will determine that any of its future clinical trials will comply with GCPs. In addition, Disc’s clinical trials must be conducted with product candidates produced under current Good Manufacturing Practice, or cGMP, regulations. Disc’s failure or the failure of its principal investigators or CROs to comply with these regulations may require Disc to repeat clinical trials, which would delay the regulatory approval process, significantly increase its expenditures and could also subject Disc to enforcement action. Disc also is required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.
Although Disc designed its Phase 1b/2 clinical trial of DISC-0974 and ongoing Phase 2 clinical trials of bitopertin and intends to design the future clinical trials for its product candidates, these trials are or will be conducted by CROs and Disc expects CROs will conduct all of its future clinical trials. As a result, many important aspects of Disc’s development programs, including their conduct and timing, are outside of Disc’s direct control. Disc’s reliance on third parties to conduct future clinical trials also results in less direct control over the management of data developed through clinical trials than would be the case if Disc were relying entirely upon its own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:
•	have staffing difficulties;
•	fail to comply with contractual obligations;
•	experience regulatory compliance issues;
•	undergo changes in priorities or become financially distressed; or
•	form relationships with other entities, some of which may be Disc’s competitors.
These factors may materially adversely affect the willingness or ability of third parties to conduct Disc’s clinical trials and may subject Disc to unexpected cost increases that are beyond its control. If the principal investigators or CROs do not perform clinical trials in a satisfactory manner, breach their obligations to Disc or fail to comply with regulatory requirements, the development, regulatory approval and commercialization of its product candidates may be delayed, Disc may not be able to obtain regulatory approval and commercialize its product candidates or its development program may be materially and irreversibly harmed. If Disc is unable to rely on clinical data collected by its principal investigators or CROs, Disc could be required to repeat, extend the duration of, or increase the size of any clinical trials it conducts and this could significantly delay commercialization and require significantly greater expenditures.

If any of Disc’s relationships with these third-party principal investigators or CROs terminate, Disc may not be able to enter into arrangements with alternative CROs. If principal investigators or CROs do not successfully carry out their contractual obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to Disc’s clinical protocols, regulatory requirements or for other reasons, any clinical trials such principal investigators or CROs are associated with may be extended, delayed or terminated, and Disc may not be able to obtain regulatory approval for, or successfully commercialize, its product candidates. As a result, Disc believes that its financial results and the commercial prospects for its product candidates in the subject indication would be harmed, its costs could increase and its ability to generate revenue could be delayed.
Disc may enter into collaborations in the future, and it might not realize the anticipated benefits of such collaborations.
Research, development, commercialization and/or strategic collaborations are subject to numerous risks, which include the following:
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collaborators may have significant control or discretion in determining the efforts and resources that they will apply to a collaboration, and might not commit sufficient efforts and resources or might misapply those efforts and resources;

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Disc may have limited influence or control over the approaches to research, development and/or commercialization of product candidates in the territories in which its collaboration partners lead research, development and/or commercialization;

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collaborators might not pursue research, development and/or commercialization of collaboration product candidates or might elect not to continue or renew research, development and/or commercialization programs based on preclinical studies and/or clinical trial results, changes in their strategic focus, availability of funding or other factors, such as a business combination that diverts resources or creates competing priorities;

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collaborators might delay, provide insufficient resources to, or modify or stop research or clinical development for collaboration product candidates or require a new formulation of a product candidate for clinical testing;

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collaborators with sales, marketing and distribution rights to one or more product candidates might not commit sufficient resources to sales, marketing and distribution or might otherwise fail to successfully commercialize those product candidates;

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collaborators might not properly maintain or defend Disc’s intellectual property rights or might use its intellectual property improperly or in a way that jeopardizes its intellectual property or exposes it to potential liability;

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collaboration activities might result in the collaborator having intellectual property covering Disc’s activities or product candidates, which could limit Disc’s rights or ability to research, develop and/or commercialize its product candidates;

•	collaborators might not be in compliance with laws applicable to their activities under the collaboration, which could impact the collaboration and Disc;
•	disputes might arise between a collaborator and Disc that could cause a delay or termination of the collaboration or result in costly litigation that diverts management attention and resources; and
•	collaborations might be terminated, which could result in a need for additional capital to pursue further research, development and/or commercialization of Disc’s product candidates.
In addition, funding provided by a collaborator might not be sufficient to advance product candidates under the collaboration. If a collaborator terminates a collaboration or a program under a collaboration, including by failing to exercise a license or other option under the collaboration, whether because Disc fails to meet a milestone or otherwise, any potential revenue from the collaboration would be significantly reduced or eliminated. In addition, Disc will likely need to either secure other funding to advance research, development and/or commercialization of the relevant product candidate or abandon that program, the development of the relevant product candidate could be significantly delayed, and Disc’s cash expenditures could increase significantly if it is to continue research, development and/or commercialization of the relevant product candidates.
Any one or more of these risks, if realized, could reduce or eliminate future revenue from product candidates under Disc’s collaborations, and could have a material adverse effect on its business, financial condition, results of operations and/or growth prospects.
Disc may seek to establish collaborations, and, if Disc is not able to establish them on commercially reasonable terms, or at all, Disc may have to alter its development and commercialization plans.
Disc’s product development programs and the potential commercialization of its product candidates will require substantial additional cash to fund expenses. For some of its product candidates, Disc may decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates.
Disc faces significant competition in seeking appropriate collaborators. Whether Disc reaches a definitive agreement for a collaboration will depend, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s own evaluation of a potential collaboration. Such factors a potential collaborator will use to evaluate a collaboration may include the design or results of clinical trials, the likelihood of approval by the FDA or comparable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to Disc’s ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with Disc for its product candidate. The terms of any additional collaborations or other arrangements that Disc may establish may not be favorable to it.
Disc is also restricted by Roche’s right of first negotiation under its current license agreement with them and may in the future be restricted under other license or collaboration agreements from entering into future agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.
Disc may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If Disc is unable to do so, it may have to curtail the development of the product candidate for which it is seeking to collaborate, reduce or delay its development program or one or more of its other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase its expenditures and undertake development or commercialization activities at its own expense. If Disc elects to increase its expenditures to fund development or commercialization activities on its own, Disc may need to obtain additional capital, which may not be available to it on acceptable terms or at all. If Disc does not have sufficient funds, it may not be able to further develop its product candidates or bring them to market and generate product revenue.
In addition, any future collaborations that Disc enters into may not be successful. The success of Disc’s collaboration arrangements will depend heavily on the efforts and activities of its collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority. Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration would adversely affect Disc financially and could harm its business reputation.

Disc contracts with third parties for the manufacture of its product candidates for preclinical development and clinical testing, and expects to continue to do so for commercialization. This reliance on third parties increases the risk that Disc will not have sufficient quantities of its product candidates or products or such quantities at an acceptable cost, which could delay, prevent, or impair its development or commercialization efforts.
Disc does not currently own or operate, nor does Disc have any plans to establish in the future, any manufacturing facilities. Although Disc believes it has obtained sufficient material to produce bitopertin tablets to complete its ongoing and planned Phase 2 clinical trials and DISC-0974 vials to complete its ongoing Phase 1b/2 clinical trials, it cannot be sure it has correctly estimated its drug product and API requirements or that such drug product or API will not expire before it wants to use it. While Disc has identified a contract manufacturer to produce its own GMP material, it is in the early stages of manufacturing such material. Disc relies, and expects to continue to rely, on third parties for the manufacture of its product candidates for preclinical development and clinical testing, as well as for the commercial manufacture of its products if any of its product candidates receive regulatory approval. This reliance on third parties increases the risk that Disc will not have sufficient quantities of its product candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair its development or commercialization efforts.
The facilities used by Disc’s contract manufacturers to manufacture its product candidates must be inspected by the FDA pursuant to pre-approval inspections that will be conducted after Disc submits its marketing applications to the FDA. Disc does not control the manufacturing process of, and will be completely dependent on, its contract manufacturers for compliance with cGMPs in connection with the manufacture of its product candidates. If its contract manufacturers cannot successfully manufacture material that conforms to its specifications and the strict regulatory requirements of the FDA or others, they will not be able to pass regulatory inspections and/or maintain regulatory compliance for their manufacturing facilities. In addition, Disc has no control over the ability of its contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority finds deficiencies with or does not approve these facilities for the manufacture of its product candidates or if it finds deficiencies or withdraws any such approval in the future, Disc may need to find alternative manufacturing facilities, which would significantly impact its ability to develop, obtain regulatory approval for or market its product candidates, if approved.
If any contract development and manufacturing organization, or CDMO, with whom Disc contracts fails to perform its obligations, it may be forced to enter into an agreement with a different CDMO, which it may not be able to do on reasonable terms, if at all. In such scenario, Disc’s clinical trials supply could be delayed significantly as it establishes alternative supply sources. In some cases, the technical skills required to manufacture Disc’s products or product candidates may be unique or proprietary to the original CDMO and Disc may have difficulty, or there may be contractual restrictions prohibiting Disc from, transferring such skills to a back-up or alternate supplier, or Disc may be unable to transfer such skills at all. In addition, if Disc is required to change CDMOs for any reason, it will be required to verify that the new CDMO maintains facilities and procedures that comply with quality standards and with all applicable regulations. Disc will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce its product candidate according to the specifications previously submitted to the FDA or another regulatory authority. The delays associated with the verification of a new CDMO could negatively affect Disc’s ability to develop product candidates or commercialize its products in a timely manner or within budget. In addition, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that Disc conduct bridging studies between its prior clinical supply used in its clinical trials and that of any new manufacturer. Disc may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials.
Further, Disc’s failure, or the failure of its third party manufacturers, to comply with applicable regulations could result in sanctions being imposed on it, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, if approved, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect Disc’s business and supplies of its product candidates.
Disc may be unable to establish any additional agreements with third-party manufacturers or do so on acceptable terms. Reliance on third-party manufacturers entails additional risks, including:
•	reliance on the third party for regulatory compliance and quality assurance;
•	the possible breach of the manufacturing agreement by the third party;

•	the possible misappropriation of Disc’s proprietary information, including its trade secrets and know-how; and
•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for Disc.
Disc’s product candidates and any products that it may develop may compete with other product candidates and approved products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for Disc.
Any performance failure on the part of Disc’s existing or future manufacturers could delay clinical development or regulatory approval. If Disc’s current contract manufacturers cannot perform as agreed, it may be required to replace such manufacturers. Disc may incur added costs and delays in identifying and qualifying any such replacement.
Disc’s current and anticipated future dependence upon others for the manufacture of its product candidates or products may adversely affect its future profit margins and its ability to commercialize any products that receive regulatory approval on a timely and competitive basis.
The third parties upon whom Disc relies for the supply of the active pharmaceutical ingredients used in its product candidates are its sole sources of supply, and the loss of any of these suppliers could significantly harm its business.
The active pharmaceutical ingredients, or API, used in certain of Disc’s product candidates are supplied to it from single-source suppliers. Disc’s ability to successfully develop its product candidates, and to ultimately supply its commercial products in quantities sufficient to meet the market demand, depends in part on its ability to obtain the API for these products in accordance with regulatory requirements and in sufficient quantities for clinical testing and commercialization. Disc does not currently have arrangements in place for a redundant or second-source supply of any such API in the event any of its current suppliers of such API cease their operations for any reason. Disc is also unable to predict how changing global economic conditions or potential global health concerns such as the COVID-19 pandemic will affect its third-party suppliers and manufacturers. Any negative impact of such matters on its third-party suppliers and manufacturers may also have an adverse impact on its results of operations or financial condition.
For all of Disc’s product candidates, it intends to identify and qualify additional manufacturers to provide such API prior to submission of an NDA to the FDA and/or an MAA to the EMA. Disc is not certain, however, that its single-source suppliers will be able to meet its demand for their products, either because of the nature of its agreements with those suppliers, its limited experience with those suppliers or its relative importance as a customer to those suppliers. It may be difficult for Disc to assess their ability to timely meet its demand in the future based on past performance. While Disc’s suppliers have generally met its demand for their products on a timely basis in the past, they may subordinate its needs in the future to their other customers.
Establishing additional or replacement suppliers for the API used in Disc’s product candidates, if required, may not be accomplished quickly. If Disc is able to find a replacement supplier, such replacement supplier would need to be qualified and may require additional regulatory inspection or approval, which could result in further delay. While Disc seeks to maintain adequate inventory of the API used in its product candidates, any interruption or delay in the supply of components or materials, or its inability to obtain such API from alternate sources at acceptable prices in a timely manner could impede, delay, limit or prevent its development efforts, which could harm its business, results of operations, financial condition and prospects.
The manufacture of biologics is complex and Disc’s third-party manufacturers may encounter difficulties in production. If any of Disc’s third-party manufacturers encounter such difficulties, its ability to provide supply of product candidates for clinical trials or products for patients, if approved, could be delayed or prevented.
DISC-0974 and DISC-0998 are monoclonal antibodies. Manufacturing biologics, like monoclonal antibodies, especially in large quantities, is often complex and may require the use of innovative technologies to handle living cells. Each lot of an approved biologic must undergo thorough testing for identity, strength, quality, purity and potency. Manufacturing biologics requires facilities specifically designed for and validated for this purpose, and sophisticated quality assurance and quality control procedures are necessary. Slight deviations anywhere in the manufacturing process, including filling, labeling, packaging, storage and shipping and quality control and testing, may result in lot failures, product recalls or spoilage. When changes are made to the manufacturing process, Disc may be required to provide preclinical and clinical data showing the comparable identity, strength, quality, purity or potency of the products before and after such changes. If microbial, viral or other contaminations are discovered at the facilities of Disc’s manufacturers, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm Disc’s business.
In addition, there are risks associated with large scale manufacturing for clinical trials or commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, compliance with good manufacturing practices, lot consistency and timely availability of raw materials. Even if Disc obtains regulatory approval for any of its current product candidates or any future product candidates, there is no assurance that its manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other comparable foreign regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential commercial launch of the product or to meet potential future demand. If Disc’s manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization, its development and commercialization efforts would be impaired, which would have an adverse effect on its business, financial condition, results of operations and growth prospects.
Risks Related to Disc’s Intellectual Property
If Disc is unable to obtain and maintain patent and other intellectual property protection for its technology and product candidates, or if the scope of the intellectual property protection obtained is not sufficiently broad, its competitors could develop and commercialize technology and drugs similar or identical to Disc’s, and its ability to successfully commercialize its technology and drugs may be impaired, and Disc may not be able to compete effectively in its market.
Disc’s commercial success depends in part on its ability to obtain and maintain proprietary or intellectual property protection in the U.S. and other countries for its current or future product candidates, including its current lead product candidates, bitopertin and DISC-0974, and its other current or future programs, including DISC-0998 and its Mat-2 program, as well as for their respective compositions, formulations, methods used to manufacture them, and methods of treatment, in addition to successfully defending these patents against third-party challenges. Disc seeks to protect its proprietary and intellectual property position by, among other methods, filing patent applications in the U.S. and abroad related to its proprietary technology, inventions, and improvements that are important to the development and implementation of its business. Disc’s ability to stop unauthorized third parties from making, using, selling, offering to sell, or importing its product candidates is dependent upon the extent to which Disc has rights under valid and enforceable patents or trade secrets that cover these activities. Disc also relies on trade secrets, know-how and continuing technological innovation to develop and maintain its proprietary and intellectual property position.
Disc has in-licensed, and may in the future in-license, a portion of its intellectual property, and, if it fails to comply with its obligations under these license arrangements, Disc could lose such intellectual property rights or owe damages to the licensor of such intellectual property. In particular, Disc has exclusively licensed intellectual property rights from Roche to develop and commercialize bitopertin, including certain back-up compounds and derivatives, for all prophylactic and therapeutic uses. The Roche license covers know-how, and certain specified Roche patent rights, including a composition of matter patent for bitopertin that expires in 2025. Disc also has exclusively licensed intellectual property rights from AbbVie Deutschland GmbH & Co. KG, or AbbVie, to develop and commercialize DISC-0974 and DISC-0998. The AbbVie license covers know-how, and certain specified AbbVie patent rights, including composition of matter and methods of use patents and patent applications for DISC-0974 and DISC-0998.
The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. The degree of patent protection Disc requires to successfully commercialize its current or future product candidates may be unavailable or severely limited in some cases and may not adequately protect its rights or permit it to gain or keep any competitive advantage. Disc cannot provide any assurances that any of its patents have, or that any of its pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect bitopertin, DISC-0974 or Disc’s other current or future product candidates. In addition, if the breadth or strength of protection provided by Disc’s patent applications or any patents Disc may own or in-license is threatened, it could dissuade companies from collaborating with Disc to license, develop or commercialize current or future product candidates.
In addition, the laws of foreign countries may not protect Disc’s rights to the same extent as the laws of the U.S. For example, in jurisdictions outside the U.S., a license may not be enforceable unless all the owners of the intellectual property agree or consent to the license. Accordingly, any actual or purported co-owner of Disc’s patent rights could seek monetary or equitable relief requiring Disc to pay it compensation for, or refrain from, exploiting these patents due to such co-ownership. Furthermore, patents have a limited lifespan. In the U.S., and most other jurisdictions in which Disc has undertaken patent filings, the natural expiration of a patent is generally twenty years after it is filed, assuming all maintenance fees are paid. Various extensions may be available, on a jurisdiction-by-jurisdiction basis; however, the life of a patent, and thus the protection it affords, is limited. Additionally, Disc’s product candidates may or may not be eligible for such extensions or Disc may not be able to obtain such protections due to procedural or other reasons. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, patents Disc may own or in-license may not provide it with adequate and continuing patent protection sufficient to exclude others from commercializing drugs similar or identical to Disc’s current or future product candidates, including generic versions of such drugs.
Other parties have developed technologies that may be related or competitive to Disc’s own, and such parties may have filed or may file patent applications, or may have received or may receive patents, claiming inventions that may overlap or conflict with those claimed in Disc’s own patent applications or issued patents, with respect to either the same compounds, methods, formulations or other subject matter, in either case that Disc may rely upon to dominate its patent position in the market. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the U.S. and other jurisdictions are typically not published until at least 18 months after the earliest priority date of the patent filing, or, in some cases, not at all. Therefore, Disc cannot know with certainty whether it was the first to make the inventions claimed in patents it may own or in-license patents or pending patent applications, or that it was the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of Disc’s patent rights cannot be predicted with any certainty.
In addition, the patent prosecution process is expensive and time-consuming, and Disc may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Further, with respect to certain pending patent applications covering Disc’s current or future product candidates, prosecution has yet to commence. Patent prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the relevant patent office(s) may be significantly narrowed by the time they issue, if they ever do. It is also possible that Disc will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection. Prosecution could require that claim scope narrow such that a clinical or product candidate or program is not adequately protected by the patent. Moreover, in some circumstances, Disc may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that it licenses from or to third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of Disc’s business.
Even if Disc acquires patent protection that it expects should enable it to establish and/or maintain a competitive advantage, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and Disc’s patents may be challenged in the courts or patent offices in the U.S. and abroad. Disc may become involved in post-grant proceedings such as opposition, derivation, reexamination, inter partes review, post-grant review, invalidation, or interference proceedings challenging its patent rights or the patent rights of others from whom it may in the future obtain licenses to such rights, in the U.S. Patent and Trademark Office, or USPTO, the European Patent Office, or EPO, or in other countries. In addition, Disc may be subject to a third-party submission to the USPTO, the EPO, or elsewhere, that may reduce the scope or preclude the granting of claims from its pending patent applications. Competitors may allege that they invented the inventions claimed in Disc’s issued patents or patent applications prior to Disc, or may file patent applications before Disc does. Competitors may also claim that Disc is infringing their patents and that it therefore cannot practice its technology as claimed under its patents or patent applications. Competitors may also contest Disc’s patents by claiming to an administrative patent authority or judge that the invention was not patent-eligible, was not original, was not novel, was obvious, and/or lacked inventive step, and/or that the patent application filing failed to meet relevant requirements relating to description, basis, enablement, clarity, and/or support; in litigation, a competitor could claim that Disc’s patents, if issued, are not valid or are unenforceable for a number of reasons. If a court or administrative patent authority agrees, Disc would lose its protection of those challenged patents.

In addition, Disc may in the future be subject to claims by its former employees or consultants asserting an ownership right in its patents or patent applications, as a result of the work they performed on its behalf. Although Disc generally requires all of its employees, consultants and advisors and any other third parties who have access to its proprietary know-how, information or technology to assign or grant similar rights to their inventions to it, Disc cannot be certain that it has executed such agreements with all parties who may have contributed to its intellectual property, nor can Disc be certain that its agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which Disc may not have an adequate remedy.
An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit Disc’s ability to stop others from using or commercializing similar or identical technology and drugs, without payment to it, or could limit the duration of the patent protection covering its technology and current or future product candidates. Such challenges may also result in Disc’s inability to manufacture or commercialize its current or future product candidates without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by Disc’s patents and patent applications is threatened, it could dissuade companies from collaborating with it to license, develop or commercialize current or future product candidates.
Even if they are unchallenged, Disc’s issued patents and its pending patent applications, if issued, may not provide Disc with any meaningful protection or prevent competitors from designing around its patent claims to circumvent patents Disc may own or in-license by developing similar or alternative technologies or products in a non-infringing manner. For example, a third-party may develop a competitive product that provides benefits similar to one or more of Disc’s current or future product candidates but that has a different composition that falls outside the scope of its patent protection. If the patent protection provided by the patents and patent applications Disc holds or pursues with respect to its current or future product candidates is not sufficiently broad to impede such competition, its ability to successfully commercialize its current or future product candidates could be negatively affected, which would harm its business.
Furthermore, even if Disc is able to issue patents with claims of valuable scope in one or more jurisdictions, it may not be able to secure such claims in all relevant jurisdictions, or in a sufficient number to meaningfully reduce competition. Disc’s competitors may be able to develop and commercialize their products, including products identical to its, in any jurisdiction in which Disc is unable to obtain, maintain, or enforce such patent claims. Furthermore, generic manufacturers may develop, seek approval for and launch generic versions of Disc’s products, and may challenge the scope, validity or enforceability of its patents, requiring Disc to engage in complex, lengthy and costly litigation or other proceedings.
Disc also intends to rely on regulatory exclusivity for protection of its product candidates, if approved for commercial sale. Implementation and enforcement of regulatory exclusivity, which may consist of regulatory data protection and market protection, varies widely from country to country. Failure to qualify for regulatory exclusivity, or failure to obtain or to maintain the extent or duration of such protections that Disc expects for its product candidates, if approved, could affect its decision on whether to market the products in a particular country or countries or could otherwise have an adverse impact on its revenue or results of operations.
Obtaining and maintaining its patent protection depends on compliance with various procedural, document submission, deadlines, fee payment and other requirements imposed by governmental patent agencies, and its patent protection could be reduced or eliminated if Disc fails to comply with these requirements. Disc may miss a filing deadline for patent protection on these inventions.
The USPTO and foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after issuance of any patent. In addition, periodic maintenance fees, renewal fees, annuity fees and/or various other government fees are required to be paid periodically. While an inadvertent lapse can, in some cases, be cured by payment of a late fee, or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, Disc’s competitors might be able to enter the market with similar or identical products or platforms, which could have a material adverse effect on its business prospects and financial condition.

If Disc’s trademarks and trade names for its products or company name are not adequately protected in one or more countries where it intends to market its products, Disc may delay the launch of product brand names, use different trademarks or tradenames in different countries, or face other potentially adverse consequences to building its product brand recognition.
Disc’s trademarks or trade names may be challenged, infringed, diluted, circumvented or declared generic or determined to be infringing on other marks. Disc intends to rely on both registration and common law protection for its trademarks. Disc may not be able to protect its rights to these trademarks and trade names or may be forced to stop using these names, which it needs for name recognition by potential partners or customers in its markets of interest. During the trademark registration process, Disc may receive Office Actions from the USPTO or from comparable agencies in foreign jurisdictions objecting to the registration of its trademark. Although Disc would be given an opportunity to respond to those objections, it may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and/or to seek the cancellation of registered trademarks. Opposition or cancellation proceedings may be filed against Disc’s trademark applications or registrations, and its trademark applications or registrations may not survive such proceedings. If Disc is unable to obtain a registered trademark or establish name recognition based on its trademarks and trade names, it may not be able to compete effectively and its business may be adversely affected.
If Disc is unable to adequately protect and enforce its trade secrets, its business and competitive position would be harmed.
In addition to the protection afforded by patents Disc may own or in-license, it seeks to rely on trade secret protection, confidentiality agreements, and license agreements to protect proprietary know-how that may not be patentable, processes for which patents are difficult to enforce and any other elements of its product discovery and development processes that involve proprietary know-how, information, or technology that may not be covered by patents. Although Disc requires all of its employees, consultants, advisors, and any third parties who have access to its proprietary know-how, information, or technology to enter into confidentiality agreements, trade secrets can be difficult to protect and it has limited control over the protection of trade secrets used by its collaborators and suppliers. Disc cannot be certain that it has or will obtain these agreements in all circumstances and it cannot guarantee that it has entered into such agreements with each party that may have or have had access to its trade secrets or proprietary information.
Moreover, any of these parties might breach the agreements and intentionally or inadvertently disclose its trade secret information and Disc may not be able to obtain adequate remedies for such breaches. In addition, competitors may otherwise gain access to Disc’s trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights and trade secrets to the same extent or in the same manner as the laws of the U.S. As a result, Disc may encounter significant problems in protecting and defending its intellectual property both in the U.S. and abroad. If Disc is unable to prevent unauthorized material disclosure of its intellectual property to third parties, it will not be able to establish or maintain a competitive advantage in its market, which could materially adversely affect its business, financial condition, results of operations and future prospects.
Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. If Disc chooses to go to court to stop a third party from using any of its trade secrets, it may incur substantial costs. These lawsuits may consume Disc’s time and other resources even if it is successful. Although Disc takes steps to protect its proprietary information and trade secrets, including through contractual means with its employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to its trade secrets or disclose its technology. If any of Disc’s trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, it would have no right to prevent them from using that technology or information to compete with it.
Thus, Disc may not be able to meaningfully protect its trade secrets. It is Disc’s policy to require its employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with it. These agreements provide that all confidential information concerning its business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with Disc is to be kept confidential and not disclosed to third parties except in specific circumstances. In addition, Disc takes other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of its proprietary technology by third parties. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to Disc’s current or planned business or research and development or made during normal working hours, on its premises or using its equipment or proprietary information, are Disc’s exclusive property. Although Disc requires all of its employees to assign their inventions to it, it may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that Disc regards as its own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be ineffective or breached, and Disc may be forced to bring claims against third parties, or defend claims that they may bring against it, to determine the ownership of what Disc regards as its intellectual property. Such claims could have a material adverse effect on Disc’s business, financial condition, results of operations, and prospects.
Disc may initiate, become a defendant in, or otherwise become party to lawsuits to protect or enforce its intellectual property rights, which could be expensive, time-consuming, and unsuccessful.
Competitors may infringe any patents Disc may own or in-license. In addition, any patents Disc may own or in-license also may become involved in inventorship, priority, validity or unenforceability disputes. To counter infringement or unauthorized use, Disc may be required to file infringement claims, which can be expensive and time-consuming. Disc may not prevail in any lawsuits that it initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, in an infringement proceeding, a court may decide that one or more of any patents Disc may own or in-license is not valid or is unenforceable or that the other party’s use of its technology that may be patented falls under the safe harbor to patent infringement under 35 U.S.C. § 271(e)(1). There is also the risk that, even if the validity of these patents is upheld, the court may refuse to stop the other party from using the technology at issue on the grounds that any patents Disc may own or in-license do not cover the technology in question or that such third-party’s activities do not infringe its patent applications or any patents it may own or in-license. An adverse result in any litigation or defense proceedings could put one or more of any patents Disc may own or in-license at risk of being invalidated, held unenforceable, or interpreted narrowly and could put its patent applications at risk of not issuing. Such litigation or proceedings could substantially increase Disc’s operating losses and reduce the resources available for development activities or any future sales, marketing, patient support or distribution activities. Disc may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of Disc’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Disc can because of its greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on Disc’s ability to compete in the marketplace.
Post-grant proceedings provoked by third parties or brought by or before the USPTO or other patent granting authority may be necessary to determine the validity or priority of inventions with respect to Disc’s patent applications or any patents Disc may own or in-license. These proceedings are expensive and an unfavorable outcome could result in a loss of Disc’s current patent rights and could require Disc to cease using the related technology or to attempt to license rights to it from the prevailing party. Disc’s business could be harmed if the prevailing party does not offer it a license on commercially reasonable terms. In addition to potential USPTO post-grant proceedings, Disc may become a party to patent opposition proceedings in the EPO, or similar proceedings in other foreign patent offices or courts where its patents may be challenged. The costs of these proceedings could be substantial, and may result in a loss of scope of some claims or a loss of the entire patent. An unfavorable result in a post-grant challenge proceeding may result in the loss of Disc’s right to exclude others from practicing one or more of its inventions in the relevant country or jurisdiction, which could have a material adverse effect on its business. Litigation or post-grant proceedings within patent offices may result in a decision adverse to Disc’s interests and, even if Disc is successful, may result in substantial costs and distract its management and other employees. Disc may not be able to prevent, misappropriation of its trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the U.S.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Disc’s confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Disc’s common stock.
Disc may not be able to detect infringement against any patents it may own or in-license. Even if it detects infringement by a third party of any patents it may own or in-license, it may choose not to pursue litigation against or settlement with the third party. If Disc later sues such third-party for patent infringement, the third-party may have certain legal defenses available to it, which otherwise would not be available except for the delay between when the infringement was first detected and when the suit was brought. Such legal defenses may make it impossible for Disc to enforce any patents it may own or in-license against such third party.
Intellectual property litigation and administrative patent office patent validity challenges in one or more countries could cause Disc to spend substantial resources and distract its personnel from their normal responsibilities.
Even if resolved in Disc’s favor, litigation or other legal proceedings relating to intellectual property claims may cause Disc to incur significant expenses, and could distract its technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Disc’s common stock. Such litigation or proceedings could substantially increase its operating losses and reduce the resources available for development activities or any future sales, marketing, patient support or distribution activities. Disc may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. As noted above, some of Disc’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Disc can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise Disc’s ability to compete in the marketplace, including compromising its ability to raise the funds necessary to continue its clinical trials, continue its research programs, license necessary technology from third parties, or enter into development collaborations that would help it commercialize its current or future product candidates, if approved. Any of the foregoing events would harm Disc’s business, financial condition, results of operations and prospects.
Disc may be subject to damages or settlement costs resulting from claims that it or its employees have violated the intellectual property rights of third parties, or are in breach of its agreements. Disc may be accused of, allege or otherwise become party to lawsuits or disputes alleging wrongful disclosure of third-party confidential information by it or by another party, including current or former employees, contractors or consultants. In addition to diverting attention and resources to such disputes, such disputes could adversely impact Disc’s business reputation and/or protection of its proprietary technology.
The intellectual property landscape relevant to Disc’s product candidates and programs is crowded, and third parties may initiate legal proceedings alleging that Disc is infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of its business. Disc’s commercial success depends upon its ability to develop, manufacture, market and sell its current and future product candidates and use its proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including derivation, interference, reexamination, inter partes review and post grant review proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. Disc or any of its current or future licensors or strategic partners may be party to, exposed to, or threatened with, future adversarial proceedings or litigation by third parties having patent or other intellectual property rights alleging that its current or future product candidates and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights. Disc cannot assure you that its current or future product candidates and other technologies that it has developed, are developing or may develop in the future do not or will not infringe, misappropriate or otherwise violate existing or future patents or other valid intellectual property rights owned by third parties. For example, many of Disc’s employees were previously employed at other biotechnology or pharmaceutical companies. Although Disc tries to ensure that its employees, consultants and advisors do not use the proprietary information or know-how of others in their work for it, it may be subject to claims that it or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s former employer. Disc may also be subject to claims that patents and applications it has filed to protect inventions of its employees, consultants and advisors, even those related to one or more of its current or future product candidates, are rightfully owned by their former or concurrent employer. Litigation may be necessary to defend against these claims.
While certain activities related to development and clinical testing of Disc’s current or future product candidates may be subject to safe harbor of patent infringement, such as under 35 U.S.C. §271(e)(1), upon receiving regulatory approval for such candidates Disc or any of its current or future licensors or strategic partners may immediately become party to, exposed to, or threatened with, future adversarial proceedings or litigation by third parties having patent or other intellectual property rights alleging that such product candidates infringe, misappropriate or otherwise violate their intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which Disc is developing its current or future product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that Disc’s current or future product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including Disc, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in Disc’s fields, there may be a risk that third parties may allege they have patent rights encompassing its current or future product candidates, technologies or methods.
If a third party claims that Disc infringes, misappropriates or otherwise violates its intellectual property rights, it may face a number of issues, including, but not limited to:
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infringement, misappropriation and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert Disc’s management’s attention from its core business and may impact its reputation;

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substantial damages for infringement, misappropriation or other violations, which Disc may have to pay if a court decides that the product candidate or technology at issue infringes, misappropriates or violates the third party’s rights, and, if the court finds that the infringement was willful, Disc could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

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a court prohibiting Disc from developing, manufacturing, marketing or selling its current product candidates, including bitopertin and DISC-0974, or future product candidates, or from using its proprietary technologies, unless the third-party licenses its product rights to it, which it is not required to do, on commercially reasonable terms or at all;

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if a license is available from a third party, Disc may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights for its products, or the license to it may be non-exclusive, which would permit third parties to use the same intellectual property to compete with it;

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redesigning Disc’s current or future product candidates or processes so they do not infringe, misappropriate or violate third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time; and

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there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Disc’s common stock.

Some of Disc’s competitors may be able to sustain the costs of complex patent litigation more effectively than Disc can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on Disc’s ability to raise the funds necessary to continue its operations or could otherwise have a material adverse effect on its business, results of operations, financial condition and prospects. The occurrence of any of the foregoing could have a material adverse effect on Disc’s business, financial condition, results of operations or prospects
Disc may choose to challenge the patentability of claims in a third party’s U.S. patent by requesting that the USPTO review the patent claims in an ex-parte re-exam, inter partes review or post-grant review proceedings. These proceedings are expensive and may consume Disc’s time or other resources. Disc may choose to challenge a third party’s patent in patent opposition proceedings in the EPO, or other foreign patent office. The costs of these opposition proceedings could be substantial, and may consume Disc’s time or other resources. If Disc fails to obtain a favorable result at the USPTO, EPO or other patent office then it may be exposed to litigation by a third party alleging that the patent may be infringed by its current or future product candidates or proprietary technologies.
Third parties may assert that Disc is employing their proprietary technology without authorization. Patents issued in the U.S. by law enjoy a presumption of validity that can be rebutted in U.S. courts only with evidence that is “clear and convincing,” a heightened standard of proof. There may be issued third-party patents of which Disc is currently unaware with claims to compositions, formulations, methods of manufacture or methods for treatment related to the use or manufacture of its current or future product candidates. Patent applications can take many years to issue. In addition, because some patent applications in the U.S. may be maintained in secrecy until the patents are issued, patent applications in the U.S. and many foreign jurisdictions are typically not published until 18 months after their earliest priority filing date, and publications in the scientific literature often lag behind actual discoveries, Disc cannot be certain that others have not filed patent applications covering its current or future product candidates or technology. If any such patent applications issue as patents, and if such patents have priority over Disc’s patent applications or patents it may own or in-license, Disc may be required to obtain rights to such patents owned by third parties which may not be available on commercially reasonable terms or at all, or may only be available on a non-exclusive basis. There may be currently pending third-party patent applications which may later result in issued patents that Disc’s current or future product candidates may infringe. It is also possible that patents owned by third parties of which Disc is aware, but which Disc does not believe are relevant to its current or future product candidates or other technologies, could be found to be infringed by its current or future product candidates or other technologies. In addition, third parties may obtain patents in the future and claim that use of Disc’s technologies infringes upon these patents. Moreover, Disc may fail to identify relevant patents or incorrectly conclude that a patent is invalid, not enforceable, exhausted, or not infringed by its activities. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of Disc’ current or future product candidates, molecules used in or formed during the manufacturing process, or any final product itself, the holders of any such patents may be able to block Disc’ ability to commercialize the product candidate unless it obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of Disc’s formulations, processes for manufacture or methods of use, including patient selection methods, the holders of any such patent may be able to block its ability to develop and commercialize the product candidate unless it obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If Disc is unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, its ability to commercialize its current or future product candidates may be impaired or delayed, which could in turn significantly harm its business. Even if Disc obtains a license, it may be nonexclusive, thereby giving its competitors access to the same technologies licensed to it.
Parties making claims against Disc may seek and obtain injunctive or other equitable relief, which could effectively block its ability to further develop and commercialize its current or future product candidates. Defense of these claims, regardless of their merit, could involve substantial litigation expense and would be a substantial diversion of employee resources from Disc’s business. In the event of a successful claim of infringement, misappropriation or other violation against it, Disc may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign its infringing products, which may be impossible or require substantial time and monetary expenditure. Disc cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, Disc may need or may choose to obtain licenses from third parties to advance its research or allow commercialization of its current or future product candidates. Disc may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, it would be unable to further develop and commercialize its current or future product candidates, which could harm its business significantly.
Disc may be unable to obtain patent or other intellectual property protection for its current or future product candidates or its future products, if any, in all jurisdictions throughout the world, and it may not be able to adequately enforce its intellectual property rights even in the jurisdictions where it seeks protection.
Disc may not be able to pursue patent coverage of its current or future product candidates in all countries. Filing, prosecuting and defending patents on current or future product candidates in all countries throughout the world would be prohibitively expensive, and intellectual property rights in some countries outside the U.S. can be less extensive than those in the U.S. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the U.S. Consequently, Disc may not be able to prevent third parties from practicing its inventions in all countries outside the U.S., or from selling or importing products made using its inventions in and into the U.S. or other jurisdictions. Competitors may use Disc’s technologies in jurisdictions where it has not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where Disc has patent protection, but where enforcement is not as strong as that in the U.S. These products may compete with Disc’s current or future product candidates and in jurisdictions where it does not have any issued patents, its patent applications or other intellectual property rights may not be effective or sufficient to prevent them from competing. Much of Disc’s patent portfolio is at the very early stage. Disc will need to decide whether and in which jurisdictions to pursue protection for the various inventions in its portfolio prior to applicable deadlines.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products and/or methods of using biopharmaceutical products, which could make it difficult for Disc to stop the infringement of any patents it may own or in-license or marketing of competing products in violation of its proprietary rights generally. Proceedings to enforce any rights Disc may have in its patent applications or any patents it may own or in-license in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business, could put any patents it may own or in-license at risk of being invalidated or interpreted narrowly and its patent applications at risk of not issuing and could provoke third parties to assert claims against it. Disc may not prevail in any lawsuits that it initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Disc’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that it develops or licenses.
Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If Disc is forced to grant a license to third parties with respect to any patents it may own or license that are relevant to its business, its competitive position may be impaired, and its business, financial condition, results of operations, and prospects may be adversely affected.
Disc may not obtain or grant licenses or sublicenses to intellectual property rights in all markets on equally or sufficiently favorable terms with third parties.
It may be necessary for Disc to use the patented or proprietary technology of third parties to commercialize its products, in which case it would be required to obtain a license from these third parties. The licensing of third-party intellectual property rights is a competitive area, and more established companies may pursue strategies to license or acquire third-party intellectual property rights that Disc may consider attractive or necessary. More established companies may have a competitive advantage over Disc due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Disc to be a competitor may be unwilling to assign or license rights to it. Disc also may be unable to license or acquire third-party intellectual property rights on terms that would allow it to make an appropriate return on its investment or at all. If Disc is unable to license such technology, or if it is forced to license such technology on unfavorable terms, its business could be materially harmed. If Disc is unable to obtain a necessary license, it may be unable to develop or commercialize the affected current or future product candidates, which could materially harm its business, and the third parties owning such intellectual property rights could seek either an injunction prohibiting its sales, or, with respect to its sales, an obligation on its part to pay royalties or other forms of compensation. Even if Disc is able to obtain a license, it may be non-exclusive, thereby giving its competitors access to the same technologies licensed to it. Any of the foregoing could harm its competitive position, business, financial condition, results of operations and prospects.
If Disc fails to comply with its obligations in any agreements under which it may license intellectual property rights from third parties or otherwise experience disruptions to its business relationships with its licensors, it could lose license rights that are important to its business.
Disc is party to license agreements with Roche and AbbVie and it may from time to time in the future be party to other license and collaboration agreements with third parties to advance its research or allow commercialization of current or future product candidates. Such agreements may impose numerous obligations, such as development, diligence, payment, commercialization, funding, milestone, royalty, sublicensing, insurance, patent prosecution, enforcement and other obligations on Disc and may require it to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. See “Disc's Business—Collaborations and License Agreement” for more information regarding Disc’s license agreements with Roche and AbbVie. In spite of Disc’s best efforts, its licensors might conclude that it has materially breached its license agreements and might therefore terminate the license agreements, thereby removing or limiting its ability to develop and commercialize products and technologies covered by these license agreements.

Any termination of these licenses, or if the underlying patents fail to provide the intended exclusivity, could result in the loss of significant rights and could harm Disc’s ability to commercialize its current or future product candidates, and competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical to Disc’s and it may be required to cease its development and commercialization of certain of its current or future product candidates. Any of the foregoing could have a material adverse effect on Disc’s competitive position, business, financial conditions, results of operations, and prospects.
Disputes may also arise between Disc and its licensors regarding intellectual property subject to a license agreement, including:
•	the scope of rights granted under the license agreement and other interpretation-related issues;
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whether and the extent to which Disc’s technology and processes infringe, misappropriate or otherwise violate intellectual property rights of the licensor that is not subject to the licensing agreement;

•	Disc’s right to sublicense patent and other rights to third parties under collaborative development relationships;
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Disc’s diligence obligations with respect to the use of the licensed technology in relation to its development and commercialization of its current or future product candidates, and what activities satisfy those diligence obligations;

•	the priority of invention of any patented technology; and
•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Disc’s current or future licensors and it and its partners.
In addition, the agreements under which Disc may license intellectual property or technology from third parties are likely to be complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what Disc believes to be the scope of its rights to the relevant intellectual property or technology, or increase what it believes to be its financial or other obligations under the relevant agreement, either of which could have a material adverse effect on its business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that Disc may license prevent or impair its ability to maintain future licensing arrangements on acceptable terms, it may be unable to successfully develop and commercialize the affected current or future product candidates, which could have a material adverse effect on its business, financial conditions, results of operations and prospects.
Any granted patents Disc may own or in-license covering its current or future product candidates or other valuable technology could be narrowed or found invalid or unenforceable if challenged in court or before administrative bodies in the U.S. or abroad, including the USPTO and the EPO. A patent asserted in a judicial court could be found invalid or unenforceable during the enforcement proceeding. Administrative or judicial proceedings challenging the validity of its patents or individual patent claims could take months or years to resolve.
If Disc or its licensors or strategic partners initiate legal proceedings against a third party to enforce a patent covering one of its current or future product candidates, the defendant could counterclaim that the patent covering its product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the U.S., defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of patentable subject matter, lack of written description, lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO that was material to patentability, or made a misleading statement, in the process of obtaining the patent during patent prosecution. Third parties may also raise similar claims before administrative bodies in the U.S. or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post grant review and equivalent proceedings in foreign jurisdictions (such as opposition proceedings). Such proceedings could result in revocation or amendment to Disc’s patent applications or any patents it may own or in-license in such a way that they no longer cover its current or future product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, any rights Disc may have from its patent applications or any patents it may own or in-license, allow third parties to commercialize its current or future product candidates or other technologies and compete directly with it, without payment to it, or result in its inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, Disc may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge its or its current or future licensors’ priority of invention or other features of patentability with respect to its patent applications and any patents it may own or in-license. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit Disc’s ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of Disc’s current or future product candidates and other technologies. With respect to the validity question, for example, Disc cannot be certain that there is no invalidating prior art, of which it or its current or future licensing partners and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, or if Disc is otherwise unable to adequately protect its rights, it would lose at least part, and perhaps all, of the patent protection on its current or future product candidates. Such a loss of patent protection could have a material adverse impact on Disc’s business and its ability to commercialize or license its technology and current or future product candidates.
Such proceedings also may result in substantial cost and require significant time from Disc’s scientists and management, even if the eventual outcome is favorable to it. If Disc is unsuccessful in any such proceeding or other priority or inventorship dispute, it may be required to obtain and maintain licenses from third parties, including parties involved in any such interference proceedings or other priority or inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If Disc is unable to obtain and maintain such licenses, it may need to cease the development, manufacture, and commercialization of one or more of the current or future product candidates it may develop. The loss of exclusivity or the narrowing of Disc’s patent application claims could limit its ability to stop others from using or commercializing similar or identical technology and products. Any of the foregoing could have a material adverse effect on Disc’s business, results of operations, financial condition and prospects.
Changes in patent law could diminish the value of patents in general, thereby impairing Disc’s ability to protect its current or future product candidates.
As is the case with other biopharmaceutical companies, Disc’s success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Recent patent reform legislation in the U.S. and other countries, including the Leahy-Smith America Invents Act, or Leahy-Smith Act, signed into law on September 16, 2011, could increase those uncertainties and costs. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. In addition, the Leahy-Smith Act has transformed the U.S. patent system into a “first inventor to file” system. The first-inventor-to-file provisions, however, only became effective on March 16, 2013. Accordingly, it is not yet clear what, if any, impact the Leahy-Smith Act will have on the operation of Disc’s business. However, the Leahy-Smith Act and its implementation could make it more difficult to obtain patent protection for its inventions and increase the uncertainties and costs surrounding the prosecution of its patent applications and the enforcement or defense of its issued patents, all of which could harm its business, results of operations and financial condition.
The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Additionally, there have been recent proposals for additional changes to the patent laws of the U.S. and other countries that, if adopted, could impact Disc’s ability to obtain patent protection for its proprietary technology or its ability to enforce its proprietary technology. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken Disc’s ability to obtain new patents or to enforce its existing patents and patents that it might obtain in the future.
Disc may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might subject it to infringement claims or adversely affect its ability to develop and market its current or future product candidates.
Disc cannot guarantee that any of its or its licensors’ patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can

Disc be certain that it has identified each and every third-party patent and pending patent application in the U.S. and abroad that is relevant to or necessary for the commercialization of its current or future product candidates in any jurisdiction. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the U.S. remain confidential until patents issue. As mentioned above, patent applications in the U.S. and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering Disc’s current or future product candidates could have been filed by third parties without its knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover Disc’s current or future product candidates or the use of its current or future product candidates. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Disc’s interpretation of the relevance or the scope and/or validity of a patent or a pending application may be incorrect, which may negatively impact its ability to market its current or future product candidates. Disc may incorrectly determine that its current or future product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Disc’s determination of the expiration date of any patent in the U.S. or abroad that it considers relevant may be incorrect, which may negatively impact its ability to develop and market its current or future product candidates. Disc’s failure to identify and correctly interpret relevant patents may negatively impact its ability to develop and market its current or future product candidates.
If Disc fails to identify and correctly interpret relevant patents, it may be subject to infringement claims. Disc cannot guarantee that it will be able to successfully settle or otherwise resolve such infringement claims. If Disc fails in any such dispute, in addition to being forced to pay damages, which may be significant, it may be temporarily or permanently prohibited from commercializing any of its current or future product candidates that are held to be infringing. Disc might, if possible, also be forced to redesign current or future product candidates so that it no longer infringes the third-party intellectual property rights. Any of these events, even if Disc were ultimately to prevail, could require it to divert substantial financial and management resources that it would otherwise be able to devote to its business and could adversely affect its business, financial condition, results of operations and prospects.
Intellectual property rights do not guarantee commercial success of current or future product candidates or other business activities. Numerous factors may limit any potential competitive advantage provided by Disc’s intellectual property rights.
The degree of future protection afforded by Disc’s intellectual property rights, whether owned or in-licensed, is uncertain because intellectual property rights have limitations, and may not adequately protect its business, provide a barrier to entry against its competitors or potential competitors, or permit it to maintain its competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of Disc’s technology, it may not be able to fully exercise or extract value from its intellectual property rights. The following examples are illustrative:
•	patent applications that Disc owns or may in-license may not lead to issued patents;
•	patents, should they issue, that Disc may own or in-license, may not provide it with any competitive advantages, may be narrowed in scope, or may be challenged and held invalid or unenforceable;
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others may be able to develop and/or practice technology, including compounds that are similar to the chemical compositions of Disc’s current or future product candidates, that is similar to its technology or aspects of its technology but that is not covered by the claims of any patents it may own or in-license, should any patents issue;

•	third parties may compete with Disc in jurisdictions where it does not pursue and obtain patent protection;
•	Disc, or its current or future licensors or collaborators, might not have been the first to make the inventions covered by a patent application that it owns or may in-license;
•	Disc, or its current or future licensors or collaborators, might not have been the first to file patent applications covering a particular invention;
•	others may independently develop similar or alternative technologies without infringing, misappropriating or otherwise violating Disc’s intellectual property rights;

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Disc’s competitors might conduct research and development activities in the U.S. and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where it does not have patent rights, and may then use the information learned from such activities to develop competitive products for sale in its major commercial markets;

•	Disc may not be able to obtain and/or maintain necessary licenses on reasonable terms or at all;
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third parties may assert an ownership interest in Disc’s intellectual property and, if successful, such disputes may preclude it from exercising exclusive rights, or any rights at all, over that intellectual property;

•	Disc may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third-party may subsequently file a patent covering such trade secrets or know-how;
•	Disc may not be able to maintain the confidentiality of its trade secrets or other proprietary information;
•	Disc may not develop or in-license additional proprietary technologies that are patentable; and
•	the patents of others may have an adverse effect on Disc’s business.
Should any of these events occur, they could significantly harm Disc’s business, financial condition, results of operations and prospects.
Risks Related to Government Regulation
Obtaining and maintaining regulatory approval of Disc’s product candidates in one jurisdiction does not mean that it will be successful in obtaining regulatory approval of its product candidates in other jurisdictions.
Obtaining and maintaining regulatory approval of Disc’s product candidates in one jurisdiction does not guarantee that it will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants regulatory approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In short, the foreign regulatory approval process involves all of the risks associated with FDA approval. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that Disc may intend to charge for its products will also be subject to approval.
Disc may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which Disc must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for Disc and could delay or prevent the introduction of its products in certain countries. If Disc fails to comply with the regulatory requirements in international markets and/or receive applicable regulatory approvals, its target market will be reduced and its ability to realize the full market potential of its product candidates will be harmed.
Disc may seek priority review designation for one or more of its product candidates, but it might not receive such designation, and even if it does, such designation may not lead to a faster regulatory review or approval process.
If the FDA determines that a product candidate offers a treatment for a serious condition and, if approved, the product would provide a significant improvement in safety or effectiveness, the FDA may designate the product candidate for priority review. A priority review designation means that the goal for the FDA to review an application is six months, rather than the standard review period of ten months. Disc may request priority review for its product candidates. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if Disc believes a particular product candidate is eligible for such designation or status, the FDA may decide not to grant it. Moreover, a priority review designation does not necessarily result in an expedited regulatory review or approval process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within the six-month review cycle or at all.

Disc may seek orphan drug designation for certain of its product candidates, and it may be unsuccessful or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.
As part of its business strategy, Disc may seek orphan drug designation for certain of its product candidates, and it may be unsuccessful. Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug or biologic as an orphan drug if it is a product intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population of 200,000 or more in the United States where there is no reasonable expectation that the cost of developing the product will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.
Similarly, in Europe, the European Commission, upon the recommendation of the EMA’s Committee for Orphan Medicinal Products, grants orphan drug designation to promote the development of drugs that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than 5 in 10,000 persons in Europe and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, designation is granted for drugs intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in Europe would be sufficient to justify the necessary investment in developing the drug. In Europe, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers.
Generally, if a product with an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same product and indication for that time period, except in limited circumstances. The applicable period is seven years in the United States and ten years in Europe. The European exclusivity period can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable so that market exclusivity is no longer justified.
Even if Disc obtains orphan drug exclusivity for one of its product candidates, that exclusivity may not effectively protect its product candidate from competition because different products can be approved for the same condition. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition or if another product with the same active moiety is determined to be safer, more effective, or represents a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a product nor gives the product any advantage in the regulatory review or approval process. While Disc may seek orphan drug designation for its product candidates, it may never receive such designations. Even if it does receive such designations, there is no guarantee that it will enjoy the benefits of those designations.
The FDA may further reevaluate its regulations and policies under the Orphan Drug Act. Disc does not know if, when, or how the FDA may change its orphan drug regulations and policies in the future, and it is uncertain how any changes might affect its business. Depending on what changes the FDA may make to its orphan drug regulations and policies, Disc’s business could be adversely impacted.
Disc may seek rare pediatric disease designation for bitopertin. However, a marketing application for bitopertin, if approved, may not meet the eligibility criteria for a rare pediatric disease priority review voucher.
Disc may seek rare pediatric disease designation for bitopertin in patients with EPP and XLP. The FDA defines “rare pediatric disease” as a (i) serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect ages from birth to 18 years, including age groups often called neonates, infants, children, and adolescents; and (ii) a rare disease or condition within the meaning of the Orphan Drug Act. Designation of a product candidate as a product for a rare pediatric disease does not guarantee that a marketing application for such product candidate will meet the eligibility criteria for a rare pediatric disease priority review voucher at the time the application is approved. Under the Federal Food, Drug, and Cosmetic Act, Disc will need to request a rare pediatric disease priority review voucher in its original marketing application for its product candidates for which it has received rare pediatric disease designation. The FDA may determine that a marketing application for bitopertin, if approved, does not meet the eligibility criteria for a priority review voucher.
Under the current statutory sunset provisions, after September 30, 2024, the FDA may only award a priority review voucher for an approved rare pediatric disease product application if the sponsor has rare pediatric disease designation for the drug or biologic that is the subject of such application, and that designation was granted by September 30, 2024. After September 30, 2026, the FDA may not award any rare pediatric disease priority review vouchers. However, it is possible the authority for FDA to award rare pediatric disease priority review vouchers will be further extended by Congress. As such, if Disc does not obtain approval of a marketing application for bitopertin in patients with EPP and XLP on or before September 30, 2026, and if the priority review voucher program is not extended by Congressional action, it may not receive a priority review voucher.
A breakthrough therapy designation and fast track designation by the FDA, even if granted for any of Disc’s product candidates, may not lead to a faster development, regulatory review or approval process, and each designation does not increase the likelihood that any of its product candidates will receive regulatory approval in the United States.
Disc may seek a breakthrough therapy designation for certain of its product candidates. A breakthrough therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Products designated as breakthrough therapies by the FDA may also be eligible for priority review and accelerated approval. Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if Disc believes one of its product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to therapies considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of Disc’s product candidates qualify as breakthrough therapies, the FDA may later decide that such product candidates no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.
Disc may seek fast track designation for certain of its product candidates. If a drug or biologic is intended for the treatment of a serious or life-threatening condition and the drug or biologic demonstrates the potential to address unmet medical needs for this condition, the sponsor may apply for fast track designation. The FDA has broad discretion whether or not to grant this designation, so even if Disc believes a particular product candidate is eligible for this designation, it cannot assure you that the FDA would decide to grant it. Even if Disc does receive fast track designation, it may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from Disc’s clinical development program. Fast track designation alone does not guarantee qualification for the FDA’s priority review procedures.
Accelerated approval by the FDA, even if granted for Disc’s current or any other future product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that its product candidates will receive regulatory approval.
Disc may seek accelerated approval of its current or future product candidates using the FDA’s accelerated approval pathway. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit. It is possible that at the time of submission of a marketing application, the FDA may determine that Disc’s product candidate is not eligible for accelerated approval or that accelerated approval is not warranted. Moreover, FDA may revise how it implements accelerated approval, which could negatively affect the development of Disc’s current or future product candidates.

As a condition of approval, the FDA requires that a sponsor of a drug or biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence. In addition, the FDA currently requires, unless otherwise informed by the agency, pre-approval of promotional materials for products being considered for accelerated approval, which could adversely impact the timing of the commercial launch of the product. Even if Disc does receive accelerated approval, it may not experience a faster development or regulatory review or approval process, and receiving accelerated approval does not provide assurance of ultimate full FDA approval.
If Disc’s drug product candidates or any of its future drug product candidates obtain regulatory approval, additional competitors could enter the market with generic versions of such products, which may result in a material decline in sales of its competing products.
Under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments to the Federal Food, Drug, and Cosmetic Act, or the FDCA, a company may file an abbreviated new drug application, or ANDA, seeking approval of a generic version of an approved innovator product. Under the Hatch-Waxman Amendments, a company may also submit an NDA under section 505(b)(2) of the FDCA that references the FDA’s prior approval of the innovator product or preclinical studies and/or clinical trials that were not conducted by, or for, the applicant and for which the applicant has not obtained a right of reference. A 505(b)(2) NDA product may be for a new or improved version of the original innovator product. The Hatch-Waxman Amendments also provide for certain periods of regulatory exclusivity, which preclude FDA approval (or in some circumstances, FDA filing and review) of an ANDA or 505(b)(2) NDA. In addition to the benefits of regulatory exclusivity, an innovator NDA holder may have patents claiming the active ingredient, product formulation or an approved use of the drug, which would be listed with the product in the FDA publication “Approved Drug Products with Therapeutic Equivalence Evaluations,” known as the Orange Book. If there are patents listed in the Orange Book for the applicable, approved innovator product, a generic or 505(b)(2) applicant that seeks to market its product before expiration of the patents must include in their applications what is known as a “Paragraph IV” certification, challenging the validity or enforceability, or claiming non-infringement, of the listed patent or patents. Notice of the certification must be given to the patent owner and NDA holder and if, within 45 days of receiving notice, either the patent owner or NDA holder sues for patent infringement, approval of the ANDA or 505(b)(2) NDA is stayed for up to 30 months.
Accordingly, if any of Disc’s product candidates that are regulated as drugs are approved, competitors could file ANDAs for generic versions of these products or 505(b)(2) NDAs that reference its products. If there are patents listed for such drug products in the Orange Book, those ANDAs and 505(b)(2) NDAs would be required to include a certification as to each listed patent indicating whether the ANDA applicant does or does not intend to challenge the patent. Disc cannot predict which, if any, patents in its current portfolio or patents it may obtain in the future will be eligible for listing in the Orange Book, how any generic competitor would address such patents, whether it would sue on any such patents or the outcome of any such suit.
Disc may not be successful in securing or maintaining proprietary patent protection for products and technologies it develops or licenses, despite expending a significant amount of resources that could have been focused on other areas of its business. Moreover, if any of Disc’s owned or in-licensed patents that are listed in the Orange Book are successfully challenged by way of a Paragraph IV certification and subsequent litigation, the affected product could immediately face generic competition and its sales would likely decline rapidly and materially.
If approved, Disc’s investigational products regulated as biologics may face competition from biosimilars approved through an abbreviated regulatory pathway.
The Biologics Price Competition and Innovation Act of 2009, or BPCIA, created an abbreviated approval pathway for biologic products that are biosimilar to or interchangeable with an FDA-licensed reference biologic product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of the other company’s product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty.

Disc believes that any of its product candidates approved as a biologic product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider Disc’s investigational medicines to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once licensed, will be substituted for any one of Disc’s reference products in a way that is similar to traditional generic substitution for non-biologic products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. If competitors are able to obtain regulatory approval for biosimilars referencing Disc’s products, Disc’s products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences.
The FDA, the EMA and other regulatory authorities may implement additional regulations or restrictions on the development and commercialization of Disc’s product candidates, and such changes can be difficult to predict.
The FDA, the EMA and regulatory authorities in other countries have each expressed interest in further regulating biotechnology products. Agencies at both the federal and state level in the United States, as well as the U.S. Congressional committees and other governments or governing agencies, have also expressed interest in further regulating the biotechnology industry. Such action may delay or prevent commercialization of some or all of Disc’s product candidates. Adverse developments in clinical trials of products conducted by others may cause the FDA or other oversight bodies to change the requirements for approval of any of Disc’s product candidates. These regulatory review agencies and committees and the new requirements or guidelines they promulgate may lengthen the regulatory review process, require Disc to perform additional studies or trials, increase its development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of its product candidates or lead to significant post-approval limitations or restrictions. As Disc advances its product candidates, it will be required to consult with these regulatory agencies and comply with applicable requirements and guidelines. If it fails to do so, it may be required to delay or discontinue development of such product candidates. These additional processes may result in a review and approval process that is longer than Disc otherwise would have expected. Delays as a result of an increased or lengthier regulatory approval process or further restrictions on the development of Disc’s product candidates can be costly and could negatively impact its ability to complete clinical trials and commercialize its current and future product candidates in a timely manner, if at all.
The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.
If any of Disc’s product candidates are approved and it is found to have improperly promoted off-label uses of those products, it may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, if approved. In particular, while the FDA permits the dissemination of truthful and non-misleading information about an approved product, a manufacturer may not promote a product for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If Disc is found to have promoted such off-label uses, it may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees, corporate integrity agreements or permanent injunctions under which specified promotional conduct must be changed or curtailed. If Disc cannot successfully manage the promotion of its product candidates, if approved, it could become subject to significant liability, which would materially adversely affect its business and financial condition.
Inadequate funding for the FDA, the SEC and other government agencies, including from government shut downs, or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of Disc’s business may rely, which could negatively impact its business.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect Disc’s business. In addition, government funding of the SEC and other government agencies on which Disc’s operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect Disc’s business. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process Disc’s regulatory submissions, which could have a material adverse effect on its business. Further, future government shutdowns could impact its ability to access the public markets and obtain necessary capital in order to properly capitalize and continue its operations.
Separately, in response to the COVID-19 pandemic, since March 2020 when foreign and domestic inspections of facilities were largely placed on hold, the FDA has been working to resume pre-pandemic levels of inspection activities, including routine surveillance, bioresearch monitoring and pre-approval inspections. Should FDA determine that an inspection is necessary for approval and an inspection cannot be completed during the review cycle due to restrictions on travel, and the FDA does not determine a remote interactive evaluation to be adequate, the FDA has stated that it generally intends to issue, depending on the circumstances, a complete response letter or defer action on the application until an inspection can be completed. During the COVID-19 public health emergency, a number of companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. The FDA has noted it was continuing to ensure timely reviews of applications for medical products during the ongoing COVID-19 pandemic in line with its user fee performance goals and conducting mission critical domestic and foreign inspections to ensure compliance of manufacturing facilities with FDA quality standards. However, the FDA may not be able to continue its current pace and review timelines could be extended, including where a pre-approval inspection or an inspection of clinical sites is required and due to the ongoing COVID-19 pandemic and travel restrictions, the FDA is unable to complete such required inspections during the review period. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. If a prolonged government shutdown or other disruption occurs, it could significantly impact the ability of the FDA to timely review and process Disc’s regulatory submissions, which could have a material adverse effect on its business. Future shutdowns or other disruptions could also affect other government agencies such as the SEC, which may also impact Disc’s business by delaying review of its public filings, to the extent such review is necessary, and its ability to access the public markets.
Healthcare legislative reform measures may have a material adverse effect on Disc’s business and results of operations.
The U.S. and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the U.S. and global healthcare systems that could prevent or delay regulatory approval of Disc’s current or future product candidates or any future product candidates, restrict or regulate post-approval activities and affect its ability to profitably sell a product for which it obtains regulatory approval. Changes in regulations, statutes or the interpretation of existing regulations could impact Disc’s business in the future by requiring, for example: (i) changes to its manufacturing arrangements, (ii) additions or modifications to product labeling, (iii) the recall or discontinuation of its products or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of Disc’s business. In the U.S., there have been and continue to be, on-going legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, or the ACA, was passed, as amended by the Health Care and Education Reconciliation Act of 2010, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program, and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and creates a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. Since then, the ACA risk adjustment program payment parameters have been updated annually.
Since the ACA's enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA and we expect that there will be additional challenges and amendments to the ACA in the future. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an Executive Order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The Executive Order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administrations or other efforts, if any, to challenge repeal or replace the ACA, will impact Disc’s business.
In addition, other legislative and regulatory changes have been proposed and adopted in the United States since the ACA was enacted:
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On August 2, 2011, the U.S. Budget Control Act of 2011, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. Following the suspension, a 1% payment reduction began April 1, 2022 and continued through June 30, 2022, and the 2% payment reduction resumed on July 1, 2022.

•	On January 2, 2013, the U.S. American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers.
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On April 13, 2017, CMS published a final rule that gives states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.

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On May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

•	On May 23, 2019, CMS published a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020.
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On December 20, 2019, former President Trump signed into law the Further Consolidated Appropriations Act (H.R. 1865), which repealed the Cadillac tax, the health insurance provider tax, and the medical device excise tax. It is impossible to determine whether similar taxes could be instated in the future.

There has been increasing legislative and enforcement interest in the U.S. with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At the federal level, President Biden signed an Executive Order on July 9, 2021 affirming the administration’s policy to: (i) support legislative reforms that would lower the prices of prescription drug and biologics, including by allowing Medicare to negotiate drug prices, by imposing inflation caps, and, by supporting the development and market entry of lower-cost generic drugs and biosimilars; and (ii) support the enactment of a public health insurance option. Among other things, the Executive Order also directs HHS to provide a report on actions to combat excessive pricing of prescription drugs, enhance the domestic drug supply chain, reduce the price that the Federal government pays for drugs, and address price gouging in the industry; and directs the FDA to work with states and Indian Tribes that propose to develop section 804 Importation Programs in accordance with the Medicare Prescription Drug, Improvement, and Modernization Act of

2003, and the FDA’s implementing regulations, as well as to continue to clarify and improve the approval framework for generic drugs and biosimilars, including the standards for interchangeability of biological products, facilitate the development and approval of biosimilar and interchangeable products, clarify existing requirements and procedures related to the review and submission of BLAs, and identify and address any efforts to impede generic drug and biosimilar competition. FDA released such implementing regulations on September 24, 2020, which went into effect on November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. On September 25, 2020, CMS stated drugs imported by states under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for “best price” or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. If implemented, importation of drugs from Canada may materially and adversely affect the price Disc receives for any of its product candidates. Further, on November 20, 2020 CMS issued an Interim Final Rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B reimbursement rates would have been calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. However, on December 29, 2021, CMS rescinded the Most Favored Nations rule. Additionally, on November 30, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to court order, the removal and addition of the aforementioned safe harbors were delayed and recent legislation imposed a moratorium on implementation of the rule until January 1, 2026. This deadline was pushed back further to January 1, 2027 by the Bipartisan Safer Communities Act and could potentially be pushed back to January 1, 2032 by the Inflation Reduction Act.
On August 7, 2022 the U.S. Senate passed the Inflation Reduction Act of 2022, which, among other things, allows for CMS to negotiate prices for certain single-source drugs and biologics reimbursed under Medicare Part B and Part D, beginning with ten high-cost drugs paid for by Medicare Part D starting in 2026, followed by 15 Part D drugs in 2027, 15 Part B or Part D drugs in 2028, and 20 Part B or Part D drugs in 2029 and beyond. The legislation would also subject drug manufacturers to civil monetary penalties and a potential excise tax for failing to comply with the legislation by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law or for taking price increases that exceed inflation. The legislation would also cap Medicare beneficiaries’ annual out-of-pocket drug expenses at $2,000, and cap Medicare beneficiaries’ insulin costs at $35. President Biden is expected to sign the legislation imminently. The effect of Inflation Reduction Act of 2022 on our business and the healthcare industry in general is not yet known. Although these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that it will continue to seek new legislative measures to control drug costs.
At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for Disc’s products, once approved, or put pressure on its product pricing.
Disc expects that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for its current or future product candidates or additional pricing pressures. In particular any policy changes through CMS as well as local state Medicaid programs could have a significant impact on Disc’s business.

Disc’s revenue prospects could be affected by changes in healthcare spending and policy in the U.S. and abroad. Disc operates in a highly regulated industry and new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could negatively impact its business, operations and financial condition.
There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. Disc cannot predict the initiatives that may be adopted in the future, including repeal, replacement or significant revisions to the ACA. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:
•	the demand for Disc’s current or future product candidates, if it obtains regulatory approval;
•	Disc’s ability to set a price that it believes is fair for its products;
•	Disc’s ability to obtain coverage and reimbursement approval for a product;
•	Disc’s ability to generate revenue and achieve or maintain profitability;
•	the level of taxes that Disc is required to pay; and
•	the availability of capital.
Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect Disc’s future profitability.
Disc’s relationships with customers, healthcare providers, physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose it to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished future profits and earnings.
Although Disc does not currently have any products on the market, once it begins commercializing its product candidates, it will be subject to additional healthcare statutory and regulatory requirements and enforcement by the federal government and the states and foreign governments in which it conducts its business. Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which it obtains regulatory approval. Disc’s future arrangements with third-party payors and customers may expose it to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which it markets, sells and distributes its product candidates for which it obtains regulatory approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:
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the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment of up to ten years, and exclusion from government healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil money penalties. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers and formulary managers, on the other. The HHS, Office of Inspector General, or OIG, heavily scrutinizes relationships between pharmaceutical companies and persons in a position to generate referrals for or the purchase of their products, such as physicians, other healthcare providers, and pharmacy benefit managers, among others. However, there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

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the federal civil and criminal false claims and civil monetary penalties laws, including the federal False Claims Act, or FCA, which imposes criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false of fraudulent claim for purposes of the False Claims Act. The federal False Claims Act also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the federal False Claims Act and to share in any monetary recovery;
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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program (e.g. public or private), or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal physician payment transparency requirements, sometimes referred to as the “Sunshine Act” under the ACA, which require manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report to HHS information related to transfers of value made to physicians, nurse practitioners, certified nurse anesthetists, physician assistants, clinical nurse specialists, and certified nurse midwives as well as teaching hospitals. Manufacturers are also required to disclose ownership and investment interests held by physicians and their immediate family members;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, which impose obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouses as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, there may be additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and
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federal price reporting laws, which require manufacturers to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/or discounts on approved products.

Disc is also subject to state and foreign equivalents of each of the healthcare laws and regulations described above, among others, some of which may be broader in scope and may apply regardless of the payor. Many U.S. states have adopted laws similar to the federal Anti-Kickback Statute and False Claims Act, and may apply to Disc’s business practices, including, but not limited to, research, distribution, sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental payors, including private insurers. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state and require the registration of pharmaceutical sales representatives. State and foreign laws, including for example the European Union General Data Protection Regulation, which became effective May 2018 also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. There are ambiguities as to what is required to comply with these state requirements and if Disc fails to comply with an applicable state law requirement it could be subject to penalties. Finally, there are state and foreign laws governing the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.
The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry.
Ensuring that Disc’s future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs. It is possible that governmental authorities will conclude that Disc’s business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Disc’s operations, including anticipated activities to be conducted by its sales team, were to be found to be in violation of any of these laws or any other governmental regulations that may apply to it, Disc may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the exclusion from participation in federal and state government funded healthcare programs, such as Medicare and Medicaid, reputational harm, and the curtailment or restructuring of its operations. It may also subject Disc to additional reporting obligations and oversight, if it becomes subject to a corporate integrity agreement, deferred prosecution agreement, or other agreement to resolve allegations of non-compliance with these laws. If any of the physicians or other providers or entities with whom Disc expects to do business is found not to be in compliance with applicable laws, they may be subject to similar criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.
If Disc fails to comply with environmental, health and safety laws and regulations, it could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of its business.
Disc is subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Disc’s operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Disc’s operations also produce hazardous waste products. Disc generally contracts with third parties for the disposal of these materials and wastes. Disc cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from Disc’s use of hazardous materials, it could be held liable for any resulting damages, and any liability could exceed its resources. Disc also could incur significant costs associated with civil or criminal fines and penalties.
Although Disc maintains workers’ compensation insurance to cover it for costs and expenses it may incur due to injuries to its employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. Disc does not maintain insurance for environmental liability or toxic tort claims that may be asserted against it in connection with its storage or disposal of biological, hazardous or radioactive materials. In addition, Disc may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair its research, development and production efforts, which could harm its business, prospects, financial condition or results of operations.
European data collection is governed by restrictive regulations governing the use, processing and cross-border transfer of personal information.
In the event Disc decides to conduct clinical trials or continue to enroll subjects in its ongoing or future clinical trials, it may be subject to additional privacy restrictions. The collection, use, storage, disclosure, transfer, or other processing of personal data regarding individuals in the EEA and the U.K., including personal health data, is subject to the EU General Data Protection Regulation (EU) 2016/679 (EU GDPR), the GDPR as it existed on December 31, 2020 but subject to certain U.K. specific amendments incorporated into U.K. law on January 1, 2021 under the U.K.’s European Union (Withdrawal) Act 2018 (U.K. GDPR, collectively referred to as GDPR), and other data protection requirements, including the Swiss Federal Act of 19 June 1992 on Data Protection, the Ordinance to the Swiss Federal Act on Data Protection and the revised Swiss Federal Act of 25 September 2020 on Data Protection. The GDPR applies to any company established in the EU/U.K. as well as to those outside the EU/U.K. if they collect and use personal data in connection with the offering of goods or services to individuals in the EU or the monitoring of their behavior. European data protection laws are wide-ranging in scope and impose numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, where required obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, responding to individuals’ requests to exercise their rights in respect of their personal data, implementing safeguards to protect the security and confidentiality of personal data, where required providing notification of data breaches to the competent national data protection authority and affected individuals, taking certain measures, including concluding data processing agreements, when engaging third-party processors, where required appointing data protection officers, conducting data protection impact assessments, and record-keeping.
In addition, adequate safeguards must be implemented to enable the transfer of personal data outside of the EEA or the U.K., in particular to the U.S., in compliance with European and U.K. data protection laws. On June 4, 2021, the European Commission, or EC, issued new forms of standard contractual clauses for data transfers from controllers or processors in the EU/EEA (or otherwise subject to the GDPR) to controllers or processors established outside the EU/EEA (and not subject to the GDPR). The new standard contractual clauses replace the standard contractual clauses that were adopted previously under the Data Protection Directive. The U.K. is not subject to the EC’s new standard contractual clauses but has published a draft version of its International Transfer Agreement, which, once finalized, will enable transfers from the U.K. Disc will be required to implement these new safeguards when conducting restricted data transfers under the GDPR and doing so will require significant effort and cost.
Overall, compliance with the GDPR will be a rigorous and time-intensive process that may increase Disc’s cost of doing business or require it to change its business practices, and despite those efforts, there is a risk that it may be subject to fines and penalties, litigation, and reputational harm in connection with its European and U.K. activities. The business risk is further increased by the fact that the EU Member States have implemented national laws which may partially deviate from the GDPR and impose different and more restrictive obligations from country to country, so that Disc does not expect to operate in a uniform legal landscape in the EU.
Laws and regulations governing any international operations Disc may have in the future may preclude it from developing, manufacturing and selling certain products outside of the United States and require it to develop and implement costly compliance programs.
If Disc expands its operations outside of the United States, it must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which it plans to operate. The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.
Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.
Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If Disc expands its presence outside of the United States, it will require Disc to dedicate additional resources to comply with these laws, and these laws may preclude it from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit its growth potential and increase its development costs.
The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

Risks Relating to Employee Matters and Managing Growth
Disc’s future success depends on its ability to retain key executives and experienced scientists and to attract, retain, and motivate qualified personnel.
Disc is highly dependent on many of its key employees and members of its executive management team as well as the other principal members of its management, scientific and clinical teams. Although Disc has entered into employment letter agreements with certain of its executive officers, each of them may terminate their employment with Disc at any time. Disc does not maintain “key person” insurance for any of its executives or other employees. In addition, Disc relies on consultants and advisors, including scientific and clinical advisors, to assist it in formulating its research and development and commercialization strategy. Disc’s consultants and advisors may be employed by employers other than Disc and may have commitments under consulting or advisory contracts with other entities that may limit their availability to Disc. If Disc is unable to continue to attract and retain high quality personnel, its ability to pursue its growth strategy will be limited.
Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to Disc’s success. The loss of the services of Disc’s executive officers or other key employees, including temporary loss due to illness, could impede the achievement of its research, development and commercialization objectives and seriously harm its ability to successfully implement its business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in Disc’s industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products. Competition to hire from this limited pool is intense, and Disc may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. Disc also experiences competition for the hiring of scientific and clinical personnel from universities and research institutions. Failure to succeed in clinical trials may make it more challenging to recruit and retain qualified scientific personnel.
In particular, Disc has experienced a very competitive hiring environment in the greater Boston area of Massachusetts, where it is headquartered. Many of the other pharmaceutical companies that Disc competes against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than it does. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what Disc has to offer. If Disc is unable to continue to attract and retain high-quality personnel, the rate and success with which it can discover and develop product candidates and its business will be limited.
Disc may be unable to adequately protect its information systems from cyberattacks, which could result in the disclosure of confidential or proprietary information, including personal data, damage its reputation, and subject it to significant financial and legal exposure.
Disc relies on information technology systems that it or its third-party providers operate to process, transmit and store electronic information in its day-to-day operations. In connection with its product discovery efforts, Disc may collect and use a variety of personal data, such as names, mailing addresses, email addresses, phone numbers and clinical trial information. A successful cyberattack could result in the theft or destruction of intellectual property, data, or other misappropriation of assets, or otherwise compromise Disc’s confidential or proprietary information and disrupt its operations. Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyberattacks could include wrongful conduct by hostile foreign governments, industrial espionage, wire fraud and other forms of cyber fraud, the deployment of harmful malware, denial-of-service, social engineering fraud or other means to threaten data security, confidentiality, integrity and availability. A successful cyberattack could cause serious negative consequences for Disc, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, financial loss and the disclosure of corporate strategic plans. Although Disc devotes resources to protect its information systems, it realizes that cyberattacks are a threat, and there can be no assurance that its efforts will prevent information security breaches that would result in business, legal, financial or reputational harm to it, or would have a material adverse effect on its results of operations and financial condition. Any failure to prevent or mitigate security breaches or improper access to, use of, or disclosure of Disc’s clinical data or patients’ personal data could result in significant liability under state (e.g., state breach notification laws), federal (e.g., HIPAA, as amended by HITECH), and international law (e.g., the GDPR) and may cause a material adverse impact to its reputation, affect its ability to conduct new studies and potentially disrupt its business.

Disc relies on its third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies or breaches. Disc also relies on its employees and consultants to safeguard their security credentials and follow its policies and procedures regarding use and access of computers and other devices that may contain its sensitive information. If Disc or its third-party providers fail to maintain or protect its information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to its information technology systems, Disc or its third-party providers could have difficulty preventing, detecting and controlling such cyber-attacks and any such attacks could result in the losses described above as well as disputes with physicians, patients and its partners, regulatory sanctions or penalties, increases in operating expenses, expenses or lost revenue or other adverse consequences, any of which could have a material adverse effect on its business, results of operations, financial condition, prospects and cash flows. Any failure by such third parties to prevent or mitigate security breaches or improper access to or disclosure of such information could have similarly adverse consequences for Disc. If Disc is unable to prevent or mitigate the impact of such security or data privacy breaches, it could be exposed to litigation and governmental investigations, which could lead to a potential disruption to its business. By way of example, the California Consumer Privacy Act, or CCPA, which went into effect on January 1, 2020, creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. The CCPA provides for civil penalties of up to $7,500 per violation, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase Disc’s compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states. Colorado and Virginia have also passed omnibus privacy legislation – Colorado Privacy Act and Virginia Consumer Data Protection Act respectively – that are set to take effect in 2023. By way of example regarding foreign laws and regulations with respect to data privacy and security, the GDPR went into effect in the EU in May 2018 and introduces strict requirements for processing the personal data of EU data subjects. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenue of the noncompliant company, whichever is greater.
If Disc or third-party CDMOs, CROs or other contractors or consultants fail to comply with U.S. and international data protection laws and regulations, it could result in government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect Disc’s operating results and business. Moreover, clinical trial subjects about whom Disc or its potential collaborators obtain information, as well as the providers who share this information with it, may contractually limit its ability to use and disclose the information. Claims that Disc has violated individuals’ privacy rights, failed to comply with data protection laws, or breached its contractual obligations, even if it is not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm its business.
Disc expects to expand its development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, it may encounter difficulties in managing its growth, which could disrupt its operations.
As of August 9, 2022, Disc had 37 full-time employees and one part-time employee. Disc expects to experience significant growth in the number of its employees and the scope of its operations, particularly as it functions as a public company and in the areas of product development, regulatory affairs and, if any of its product candidates receives regulatory approval, sales, marketing and distribution. To manage Disc’s anticipated future growth, it must continue to implement and improve its managerial, operational and financial systems, expand its facilities and continue to recruit and train additional qualified personnel. Due to Disc’s limited financial resources, it may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. The expansion of Disc’s operations may lead to significant costs and may divert its management and business development resources. Any inability to manage growth could delay the execution of Disc’s business plans or disrupt its operations.
Disc may acquire additional businesses or products, form strategic alliances or create joint ventures with third parties that it believe will complement or augment its existing business. If Disc acquires businesses with promising markets or technologies, it may not be able to realize the benefit of acquiring such businesses if it is unable to successfully integrate them with its existing operations and company culture. Disc may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent it from realizing their expected benefits or enhancing its business. Disc cannot assure you that, following any such acquisition, it will achieve the expected synergies to justify the transaction.

General Risks
Changes in tax law may adversely affect Disc or its investors.
The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service, or IRS, and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect Disc or holders of Disc’s common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. It cannot be predicted whether, when, in what form or with what effective dates tax laws, regulations and rulings may be enacted, promulgated or issued, which could result in an increase in Disc’s or its stockholders’ tax liability or require changes in the manner in which Disc operates in order to minimize or mitigate any adverse effects of changes in tax law. Prospective investors should consult their tax advisors regarding the potential consequences of changes in tax law on Disc’s business and on the ownership and disposition of Disc’s common stock.
Disc’s future taxable income may be subject to certain limitations.
As of December 31, 2021, Disc had federal and state net operating loss carryforwards of $55.5 million and $54.9 million, respectively, which begin to expire in various amounts in 2037. As of December 31, 2021, Disc also had federal and state research and development tax credit carryforwards of $1.1 million and $0.7 million, respectively, which begin to expire in 2032. These net operating loss and tax credit carryforwards could expire unused and be unavailable to offset future income tax liabilities. Under current law, unused U.S. federal and certain state net operating losses generated for tax years beginning after December 31, 2017 are not subject to expiration and may be carried forward indefinitely. Such U.S. federal net operating losses generally may not be carried back to prior taxable years, except that, net operating losses generated in 2018, 2019 and 2020 may be carried back to each of the five tax years preceding the tax years of such losses. For taxable years beginning after December 31, 2020, the deductibility of U.S. federal net operating losses generated for tax years beginning after December 31, 2017 is limited to 80% of Disc’s taxable income in any future taxable year. In addition, in general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses or tax credits, or NOLs or credits, to offset future taxable income or taxes. For these purposes, an ownership change generally occurs when one or more stockholders or groups of stockholders who each owns at least 5% of a corporation’s stock increase their aggregate stock ownership by more than 50 percentage points over their lowest ownership percentage within a specified testing period. Disc’s existing NOLs or credits may be subject to limitations arising from previous ownership changes, and if Disc undergoes an ownership change in connection with or after the merger, Disc’s ability to utilize NOLs or credits could be further limited by Sections 382 and 383 of the Code. In addition, future changes in Disc’s stock ownership, many of which are outside of its control, could result in an ownership change under Sections 382 and 383 of the Code. Disc’s NOLs or credits may also be impaired under state law. Accordingly, Disc may not be able to utilize a material portion of its NOLs or credits.
Disc is subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. Disc can face serious consequences for violations.
Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, CROs, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. Disc has direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. Disc also expects its non-U.S. activities to increase in time. Disc currently engages, and expects to continue to engage, third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals and Disc can be held liable for the corrupt or other illegal activities of its personnel, agents, or partners, even if Disc does not explicitly authorize or have prior knowledge of such activities.
Unfavorable global economic conditions could adversely affect Disc’s business, financial condition or results of operations.
Disc’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. For example, in 2008, the global financial crisis caused extreme volatility and disruptions in the capital and credit markets and the current COVID-19 pandemic has caused significant volatility and uncertainty in U.S. and international markets. See “Risks Related to the Discovery and Development of Disc’s Product Candidates—The ongoing COVID-19 pandemic, or a similar pandemic, epidemic, or outbreak of an infectious disease may materially and adversely affect Disc’s business and financial results and could cause a disruption to the development of Disc’s product candidates.” Interest rates in the U.S. have recently increased to levels not seen in decades. In addition, the impact of geopolitical tension, such as a deterioration in the bilateral relationship between the United States and China or an escalation in conflict between Russia and Ukraine, including any resulting sanctions, export controls or other restrictive actions, also could lead to disruption, instability and volatility in the global markets. A severe or prolonged economic downturn could result in a variety of risks to Disc’s business, including, weakened demand for Disc’s product candidates and Disc’s ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain Disc’s suppliers, possibly resulting in supply disruption, or cause Disc’s customers to delay making payments for Disc’s products. Any of the foregoing could harm Disc’s business and Disc cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact Disc’s business.
Disc’s employees, principal investigators, CROs and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements or insider trading.
Disc is exposed to the risk that its employees, principal investigators, CROs and consultants may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to Disc that violate the regulations of the FDA and other regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities; healthcare fraud and abuse laws and regulations in the United States and abroad; or laws that require the reporting of financial information or data accurately. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Other activities subject to these laws include the improper use of information obtained in the course of clinical trials or creating fraudulent data in Disc’s preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to Disc’s reputation. Disc intends to adopt a code of conduct applicable to all of its employees, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions Disc takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Disc from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, Disc is subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against Disc, and Disc is not successful in defending itself or asserting its rights, those actions could have a significant impact on Disc’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of Disc’s operations, any of which could adversely affect Disc’s ability to operate its business and its results of operations.
Risks Related to the Combined Company
The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the merger.
The market price of the combined company’s common stock following the merger could be subject to significant fluctuations. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:
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results of clinical trials and preclinical studies of the combined company’s product candidates, or those of the combined company’s competitors or the combined company’s existing or future collaborators;

•	failure to meet or exceed financial and development projections the combined company may provide to the public;
•	failure to meet or exceed the financial and development projections of the investment community;
•	if the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts;

•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the combined company or its competitors;
•	actions taken by regulatory agencies with respect to the combined company’s product candidates, clinical studies, manufacturing process or sales and marketing terms;
•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain patent protection for its technologies;
•	additions or departures of key personnel;
•	significant lawsuits, including patent or stockholder litigation;
•	if securities or industry analysts do not publish research or reports about the combined company’s business, or if they issue adverse or misleading opinions regarding its business and stock;
•	changes in the market valuations of similar companies;
•	general market or macroeconomic conditions or market conditions in the pharmaceutical and biotechnology sectors;
•	sales of securities by the combined company or its securityholders in the future;
•	if the combined company fails to raise an adequate amount of capital to fund its operations and continued development of its product candidates;
•	trading volume of the combined company’s common stock;
•	announcements by competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;
•	adverse publicity relating to precision medicine product candidates, including with respect to other products in such markets;
•	the introduction of technological innovations or new therapies that compete with the products and services of the combined company; and
•	period-to-period fluctuations in the combined company’s financial results.
Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock. In addition, a recession, depression or other sustained adverse market event resulting from the spread of COVID-19 or otherwise could materially and adversely affect the combined company’s business and the value of its common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies. Furthermore, market volatility may lead to increased shareholder activism if the combined company experiences a market valuation that activists believe is not reflective of its intrinsic value. Activist campaigns that contest or conflict with the combined company’s strategic direction or seek changes in the composition of its board of directors could have an adverse effect on its operating results and financial condition.
Following the merger, the combined company may be unable to integrate successfully the businesses of Gemini and Disc and realize the anticipated benefits of the merger.
The merger involves the combination of two companies which currently operate as independent companies. Following the merger, the combined company will be required to devote significant management attention and resources to integrating its business practices and operations. The combined company may fail to realize some or all of the anticipated benefits of the merger, including the benefits anticipated in the Financial Forecasts described under “The Merger—Certain Unaudited Financial Projections,” if the integration process takes longer than expected or is more costly than expected. Potential difficulties the combined company may encounter in the integration process include the following:
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the inability to successfully combine the businesses of Gemini and Disc in a manner that permits the combined company to achieve the anticipated benefits from the merger, which would result in the anticipated benefits of the merger not being realized partly or wholly in the time frame currently anticipated or at all;

•	creation of uniform standards, controls, procedures, policies and information systems; and
•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the merger.
In addition, Gemini and Disc have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process also could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the combined company’s ability to maintain its business relationships or the ability to achieve the anticipated benefits of the merger, or could otherwise adversely affect the business and financial results of the combined company.
If the assets subject to the CVR Agreement are not disposed of in a timely manner, the combined company may have to incur time and resources to wind down or dispose of such assets.
In connection with the merger, Gemini intends to declare a dividend to each person who as of immediately prior to the effective time was a stockholder of record of Gemini or had the right to receive Gemini’s common stock of the right to receive one non-transferable CVR for each then outstanding share of Gemini common stock, each representing the non-transferable contractual right to receive certain contingent payments from Gemini upon the occurrence of certain events within agreed time periods. See the section titled “Agreements Related to the Merger—Contingent Value Rights Agreement” beginning on page 202 of this proxy statement/prospectus. Pursuant to the terms of the CVR Agreement, if the combined company is unable to sell the assets subject to the CVR Agreement prior to the twelve-month anniversary of the closing date, the combined company will be responsible for any wind-down costs associated with the termination of such assets within the parameters contained in the CVR Agreement. Further, pursuant to the terms of the CVR Agreement, the holders of Gemini common stock prior to the closing, rather than the holders of the combined company’s common stock, are the primary recipients of any net proceeds of the disposition of the assets subject to the CVR Agreement. Absent such CVR Agreement, the combined company may have allocated such funds, time and resources to its core programs and the foregoing could be a distraction to the combined company’s management and employees. As a result, the combined company’s operations and financial condition may be adversely affected.
The combined company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.
The combined company will incur significant legal, accounting and other expenses as a public company that Disc did not incur as a private company, including costs associated with public company reporting obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The combined company’s management team will consist of the executive officers of Disc prior to the merger, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that the combined company complies with all of these requirements. Any changes the combined company makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for the combined company to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.
Once the combined company is no longer an emerging growth company, a smaller reporting company or otherwise no longer qualifies for applicable exemptions, the combined company will be subject to additional laws and regulations affecting public companies that will increase the combined company’s costs and the demands on management and could harm the combined company’s operating results.
The combined company will be subject to the reporting requirements of the Exchange Act, which requires, among other things, that the combined company file with the SEC, annual, quarterly and current reports with respect to the combined company’s business and financial condition as well as other disclosure and corporate governance requirements. However, as an emerging growth company the combined company may take advantage of exemptions from various requirements such as an exemption from the requirement to have the combined company’s independent auditors attest to the combined company’s internal control over financial reporting under Section 404 of the

Sarbanes-Oxley Act of 2002 as well as an exemption from the “say on pay” voting requirements pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. After the combined company no longer qualifies as an emerging growth company, the combined company may still qualify as a “smaller reporting company” which may allow the combined company to take advantage of some of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in the combined company’s periodic reports and proxy statements. Even after the combined company no longer qualifies as an emerging growth company, it expects to still qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act, in at least the near term, which will allow the combined company to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this proxy statement/prospectus and in the combined company’s periodic reports and proxy statements. Once the combined company is no longer an emerging growth company, a smaller reporting company or otherwise qualifies for these exemptions, the combined company will be required to comply with these additional legal and regulatory requirements applicable to public companies and will incur significant legal, accounting and other expenses to do so. If the combined company is not able to comply with the requirements in a timely manner or at all, the combined company’s financial condition or the market price of the combined company’s common stock may be harmed. For example, if the combined company or its independent auditor identifies deficiencies in the combined company’s internal control over financial reporting that are deemed to be material weaknesses the combined company could face additional costs to remedy those deficiencies, the market price of the combined company’s stock could decline or the combined company could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.
The unaudited pro forma condensed combined financial data for Gemini and Disc included in this proxy statement/prospectus are preliminary, and the combined company’s actual financial position and operations after the merger may differ materially from the unaudited pro forma financial data included in this proxy statement/prospectus.
The unaudited pro forma financial data for Gemini and Disc included in this proxy statement/prospectus are presented for illustrative purposes only and is not necessarily indicative of the combined company’s actual financial condition or results of operations of future periods, or the financial condition or results of operations that would have been realized had the entities been combined during the periods presented. The combined company’s actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma financial data included in this proxy statement/prospectus. The exchange ratio reflected in this proxy statement/prospectus is preliminary. The final exchange ratio could differ materially from the preliminary exchange ratio used to prepare the pro forma adjustments. For more information see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 348.
Provisions in the combined company’s charter documents and under Delaware law could make an acquisition of the combined company more difficult and may discourage any takeover attempts the company stockholders may consider favorable, and may lead to entrenchment of management.
Provisions of the combined company’s amended and restated certificate of incorporation and amended and restated bylaws could delay or prevent changes in control or changes in management without the consent of the board of directors. These provisions will include the following:
•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;
•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
•	a prohibition on stockholder action by written consent, which means that all stockholder action must be taken at an annual or special meeting of the stockholders;
•	a requirement that special meetings of stockholders be called only by the chairman of the board of directors, the Chief Executive Officer or by a majority of the total number of authorized directors;
•	advance notice requirements for stockholder proposals and nominations for election to the board of directors;

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a requirement that no member of the board of directors may be removed from office by stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of voting stock then entitled to vote in the election of directors;

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a requirement of approval of not less than two-thirds of all outstanding shares of voting stock to amend any bylaws by stockholder action or to amend specific provisions of the certificate of incorporation; and

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the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, these provisions would apply even if the combined company were to receive an offer that some stockholders may consider beneficial.
The combined company will also be subject to the anti-takeover provisions contained in Section 203 of the DGCL, or Section 203. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction.
The certificate of incorporation and bylaws of the combined company will provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between the combined company and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers or other employees.
The certificate of incorporation and bylaws of the combined company will provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on the combined company’s behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against it arising pursuant to any provisions of the DGCL, its certificate of incorporation or its bylaws, or any action asserting a claim against it that is governed by the internal affairs doctrine. The exclusive forum provision does not apply to actions arising under the Exchange Act. The amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. The provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined company or its directors, officers or other employees, which may discourage such lawsuits against the combined company and its directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in the certificate of incorporation and bylaws to be inapplicable or unenforceable in an action, the combined company may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect its business, financial condition and results of operations.
Gemini and Disc do not anticipate that the combined company will pay any cash dividends in the foreseeable future.
The current expectation is that the combined company will retain its future earnings, if any, to fund the growth of the combined company’s business as opposed to paying dividends. As a result, capital appreciation, if any, of the common stock of the combined company will be your sole source of gain, if any, for the foreseeable future.
An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.
Prior to the merger, there had been no public market for shares of Disc capital stock. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for the combined company’s common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.
Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.
If existing securityholders of Gemini and Disc sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus lapse, the trading price of the common stock of the combined company could decline. Based on shares outstanding as of September 30, 2022, after giving effect to the estimated exchange ratio of 0.1105 which has been adjusted to reflect the anticipated Gemini 1:10 reverse stock split, the shares to be issued in the Disc pre-closing financing and shares expected to be issued upon completion of the merger the combined company is expected to have outstanding a total of approximately 17,027,518 shares of common stock immediately following the completion of the merger. Of the shares of common stock, approximately 13,024,121 shares will be available for sale in the public market beginning 180 days after the closing of the merger as a result of the expiration of lock-up agreements between Gemini and Disc on the one hand and certain securityholders of Gemini and Disc on the other hand. All other outstanding shares of common stock, other than shares held by affiliates of the combined company and shares of Gemini common stock issued in exchange for shares of Disc common stock issued in the pre-closing financing, will be freely tradable, without restriction, in the public market. In addition, shares of common stock that are subject to outstanding options of Disc will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these shares are sold, the trading price of the combined company’s common stock could decline.
After completion of the merger, the combined company’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the combined company’s stockholders for approval.
Upon the completion of the merger, and giving effect to the issuance of the shares of common stock of Disc prior to the closing of the merger pursuant to the Disc pre-closing financing, it is anticipated that the combined company’s executive officers, directors and principal stockholders will, in the aggregate, beneficially own approximately 77% of the combined company’s outstanding shares of common stock, subject to certain assumptions, including, but not limited to, Gemini’s net cash as of closing being between $87.4 million and $96.6 million. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to the combined company’s stockholders for approval, as well as the combined company’s management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of the combined company’s assets. This concentration of voting power could delay or prevent an acquisition of the combined company on terms that other stockholders may desire.
If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.
The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of the combined company’s common stock after the completion of the merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.
The combined company will have broad discretion in the use of the cash and cash equivalents of the combined company and the proceeds from the Disc pre-closing financing and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.
The combined company will have broad discretion over the use of the cash and cash equivalents of the combined company and the proceeds from the Disc pre-closing financing. You may not agree with the combined company’s decisions, and its use of the proceeds may not yield any return on your investment. The combined company’s failure to apply these resources effectively could compromise its ability to pursue its growth strategy and the combined company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence its decisions on how to use the combined company’s cash resources.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements relating to Gemini, Disc, the merger and the other proposed transactions contemplated thereby.
These forward-looking statements include express or implied statements relating to Gemini’s and Disc’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Gemini, Disc or the proposed transaction will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Gemini’s or Disc’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the conditions to the closing of the transaction are not satisfied, including the failure to obtain stockholder approval for the transaction; the risk that the Disc pre-closing financing is not completed in a timely manner or at all; uncertainties as to the timing of the consummation of the transaction and the ability of each of Gemini and Disc to consummate the transaction, including the Disc pre-closing financing; risks related to Gemini’s continued listing on the Nasdaq Stock Market until closing of the proposed transaction; risks related to Gemini’s and Disc’s ability to correctly estimate their respective operating expenses and expenses associated with the transaction, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the merger on Gemini’s or Disc’s business relationships, operating results and business generally; costs related to the merger; the outcome of any legal proceedings that may be instituted against Gemini, Disc or any of their respective directors or officers related to the merger agreement or the transactions contemplated thereby; the ability of Gemini or Disc to protect their respective intellectual property rights; competitive responses to the transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; legislative, regulatory, political and economic developments; and uncertainties related to the initiation of Disc’s BEACON and AURORA clinical studies. Should one or more of these risks or uncertainties materialize, or should any of Gemini’s or Disc’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Some of these risks and uncertainties may in the future be amplified by the ongoing COVID-19 pandemic and there may be additional risks that Gemini considers immaterial or which are unknown. It is not possible to predict or identify all such risks. Gemini’s and Disc’s forward-looking statements only speak as of the date they are made, and Gemini and Disc do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
For a discussion of the factors that may cause Gemini, Disc or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Gemini and Disc to complete the merger and the effect of the merger on the business of Gemini, Disc and the combined company, please see the section titled “Risk Factors” beginning on page 22 of this proxy statement/prospectus. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Gemini and incorporated by reference herein. Please see the section titled “Where You Can Find More Information” beginning on page 385 of this proxy statement/prospectus. There can be no assurance that the merger will be completed, or if it is completed, that it will be completed within the anticipated time period or that the expected benefits of the merger will be realized.
If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of Gemini, Disc or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date on which the statements were made. Gemini and Disc do not undertake any obligation to (and expressly disclaim any such obligation to) publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING OF GEMINI STOCKHOLDERS
Date, Time and Place
The Gemini special meeting will be held on December 28, 2022, commencing at 10:00 a.m. Eastern Time, unless postponed or adjourned to a later date. The Gemini special meeting will be held entirely online. Gemini is sending this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by Gemini’s board of directors for use at the Gemini special meeting and any adjournments or postponements of the Gemini special meeting. This proxy statement/prospectus is first being furnished to Gemini stockholders on or about December 5, 2022.
Purposes of the Gemini Special Meeting
The purposes of the Gemini special meeting are:
1.
To approve (i) the issuance of shares of common stock of Gemini, which will represent more than 20% of the shares of Gemini common stock outstanding immediately prior to the merger, to stockholders of Disc pursuant to the terms of the Agreement and Plan of Merger and Reorganization among Gemini, Disc and Gemstone Merger Sub, Inc., or Merger Sub, dated as of August 9, 2022, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus and (ii) the change of control resulting from the merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

2.
To approve an amendment to the amended and restated certificate of incorporation of Gemini to (a) effect a reverse stock split of Gemini’s issued and outstanding common stock at a ratio of one new share of Gemini common stock for every ten shares of outstanding Gemini common stock, and (b) implement a reduction in the number of authorized shares of Gemini common stock to 100,000,000, in the form attached as Annex G to the accompanying proxy statement/prospectus;

3.	To approve, on a nonbinding, advisory basis, the compensation that will or may become payable by Gemini to its named executive officers in connection with the merger;
4.
To approve amendments to Gemini’s 2021 Stock Option and Incentive Plan and Gemini’s 2021 Employee Stock Purchase Plan to (i) increase the number of shares of common stock reserved for issuance under Gemini’s 2021 Stock Option and Incentive Plan to a number of shares representing approximately 9% of the fully diluted capitalization of Gemini, determined as of immediately following the merger and (ii) increase the number of shares of common stock reserved for issuance under Gemini’s 2021 Employee Stock Purchase Plan to a number of shares representing approximately 0.84% of the fully diluted capitalization of Gemini, determined as of immediately following the merger;

5.	To approve an adjournment of the Gemini special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2; and
6.	To transact such other business as may properly come before the stockholders at the Gemini special meeting or any adjournment or postponement thereof.
Proposal No. 1 is referred to herein as the merger proposal and Proposal No. 2 is referred to herein as the reverse stock split proposal. Each of Proposal Nos. 1 and 2 is a condition to completion of the merger. The issuance of Gemini common stock in connection with the merger, or Proposal No. 1, and the amendment to the amended and restated certificate of incorporation of Gemini to effect a reverse stock split of Gemini’s issued and outstanding common stock, or Proposal No. 2, will not take place unless approved by the requisite Gemini stockholders and the merger is consummated. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1 and 2.
Recommendation of Gemini’s Board of Directors
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Gemini’s board of directors has determined and believes that the issuance of shares of Gemini’s common stock pursuant to the Merger Agreement is fair to, in the best interests of, and advisable to, Gemini and its stockholders and has approved such issuance. Gemini’s board of directors unanimously recommends that Gemini stockholders vote “FOR” Proposal No. 1 to approve the issuance of shares of Gemini common stock pursuant to the Merger Agreement and the change of control resulting from the merger.

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Gemini’s board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Gemini and its stockholders to approve the amendment to the amended and restated certificate of incorporation of Gemini to effect the reverse stock split, as described in this proxy statement/prospectus. Gemini’s board of directors unanimously recommends that Gemini stockholders vote “FOR” Proposal No. 2 to approve the reverse stock split.

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Gemini’s board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Gemini and its stockholders to approve, on a non-binding advisory vote basis, compensation that will or may become payable by Gemini to its named executive officers in connection with the merger. Gemini’s board of directors unanimously recommends that Gemini stockholders vote “FOR” Proposal No. 3.

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Gemini’s board of directors has determined and believes that it is fair to, in the best interests of, and advisable to, Gemini and its stockholders to approve amendments to Gemini’s 2021 Stock Option and Incentive Plan and Gemini’s 2021 Employee Stock Purchase Plan to (i) increase the number of shares of common stock reserved for issuance under Gemini’s 2021 Stock Option and Incentive Plan to a number of shares representing approximately 9% of the fully diluted capitalization of Gemini, determined as of immediately following the merger and (ii) increase the number of shares of common stock reserved for issuance under Gemini’s 2021 Employee Stock Purchase Plan to a number of shares representing approximately 0.84% of the fully diluted capitalization of Gemini, determined as of immediately following the merger. Gemini’s board of directors unanimously recommends that Gemini stockholders vote “FOR” Proposal No. 4;

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Gemini’s board of directors has determined and believes that adjourning the Gemini special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2 is fair to, in the best interests of, and advisable to, Gemini and its stockholders and has approved and adopted the proposal. Gemini’s board of directors unanimously recommends that Gemini stockholders vote “FOR” Proposal No. 5 to adjourn the Gemini special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2.

Record Date and Voting Power
Only holders of record of Gemini common stock at the close of business on the record date November 29, 2022, are entitled to notice of, and to vote at, the Gemini special meeting. At the close of business on the record date, there were 69 registered holders of record of Gemini common stock and there were 43,328,315 shares of Gemini common stock issued and outstanding. Each share of Gemini common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.
Voting and Revocation of Proxies
The proxy accompanying this proxy statement/prospectus is solicited on behalf of Gemini’s board of directors for use at the Gemini special meeting.
If, as of the record date referred to above, your shares were registered directly in your name with the transfer agent for Gemini common stock, Continental Stock Transfer & Trust Company, then you are a stockholder of record. Whether or not you plan to attend the Gemini special meeting online, Gemini urges you to fill out and return the proxy card or vote by proxy over the telephone or on the internet as instructed below to ensure your vote is counted.
The procedures for voting are as follows:
If you are a stockholder of record, you may vote at the Gemini special meeting. Alternatively, you may vote by proxy by using the accompanying proxy card, over the internet or by telephone. Whether or not you plan to attend the Gemini special meeting, Gemini encourages you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the Gemini special meeting, you may still attend the Gemini special meeting and vote. In such case, your previously submitted proxy will be disregarded.
•	To vote at the Gemini special meeting, attend the Gemini special meeting online and follow the instructions posted at www.virtualshareholdermeeting.com/GMTX2022SM.
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To vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the Gemini special meeting, Gemini will vote your shares in accordance with the proxy card.

•	To vote by proxy over the internet, follow the instructions provided on the Notice of Internet Availability.
•	To vote by telephone, you may vote by proxy by calling the toll free number found on the Notice of Internet Availability.
If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a voting instruction card and voting instructions with these proxy materials from that organization rather than from Gemini. Simply complete and mail the voting instruction card to ensure that your vote is counted. To vote at the Gemini special meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy form.
Gemini provides internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.
If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute “broker non-votes.” A “broker non-vote” occurs when shares held by a broker are not voted with respect to a particular proposal because the broker does not have or did not exercise discretionary authority to vote on the matter and has not received voting instructions from its clients. These matters are referred to as “non-discretionary” matters. Proposals No. 2 is anticipated to be a discretionary matter. Broker non-votes will not be considered as votes cast by the holders of Gemini common stock present in person or represented by proxy at the Gemini special meeting, and will therefore not have any effect with respect to Proposal Nos. 1, 3, 4 and 5. Broker non-votes, if any, will have the effect of an “Against” vote with respect to Proposals No. 2. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.
All properly executed proxies that are not revoked will be voted at the Gemini special meeting and at any adjournments or postponements of the Gemini special meeting in accordance with the instructions contained in the proxy. If a holder of Gemini common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” all of the proposals in accordance with the recommendation of Gemini’s board of directors.
If you are a stockholder of record of Gemini and you have not executed a support agreement, you may change your vote at any time before your proxy is voted at the Gemini special meeting in any one of the following ways:
•	You may submit another properly completed proxy with a later date by mail or via the internet.
•	You can provide your proxy instructions via telephone at a later date.
•	You may send a written notice that you are revoking your proxy over the internet, following the instructions provided on the Notice of Internet Availability.
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You may attend the Gemini special meeting online and vote by following the instructions at www.virtualshareholdermeeting.com/GMTX2022SM. Simply attending the Gemini special meeting will not, by itself, revoke your proxy.

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.
Required Vote
The presence at the Gemini special meeting of the holders of a majority of the shares of Gemini common stock outstanding and entitled to vote at the Gemini special meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. The affirmative vote of a majority of votes cast at the Gemini special meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 3, 4 and 5. The affirmative vote of the holders of a majority of the outstanding shares of Gemini capital stock entitled to vote at the Gemini special meeting is required for approval of Proposal No. 2. Proposal No. 1 is referred to herein as the merger proposal and Proposal No. 2 is referred to herein as the reverse stock split proposal. Each of Proposal Nos. 1 and 2 is a condition to the completion of the merger. Therefore, the merger cannot be consummated without the approval of Proposal Nos. 1 and 2. The issuance of Gemini common stock in connection with the merger and the change of control resulting from the merger, or Proposal No. 1, and the amendment to the restated certificate of incorporation of Gemini to effect a reverse stock split of Gemini’s issued and outstanding common stock, or Proposal No. 2, will not take place unless approved by the requisite Gemini stockholders and the merger is consummated.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions and broker non-votes will also be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the special meeting. Abstentions will be counted towards the vote totals for each proposal, and will have the same effect as “AGAINST” votes. Broker non-votes will have no effect on Proposal Nos. 1, 3, 4 and 5, and will have the same effect as “AGAINST” votes for Proposal No. 2.
As of August 9, 2022, the directors and certain executive officers of Gemini owned or controlled 0.04% of the outstanding shares of Gemini common stock entitled to vote at the Gemini special meeting. As of August 9, 2022, the Gemini stockholders that are party to a support agreement, including the directors and certain executive officers of Gemini, owned an aggregate number of shares of Gemini common stock representing approximately 36% of the outstanding shares of Gemini common stock. Each stockholder that entered into a support agreement, including the directors and certain executive officers of Gemini, has agreed to vote all shares of Gemini common stock owned by him or her as of the record date in favor of Proposal Nos. 1, 2, 3 , 4 and 5 and against any competing “Acquisition Proposal” (as defined in the Merger Agreement).
Solicitation of Proxies
In addition to solicitation by mail, the directors, officers, employees and agents of Gemini may solicit proxies from Gemini stockholders by personal interview, telephone, email, fax or otherwise. Gemini and Disc will share equally the costs of printing and filing this proxy statement/prospectus and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Gemini common stock for the forwarding of solicitation materials to the beneficial owners of Gemini common stock. Gemini will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out of pocket expenses they incur in connection with the forwarding of solicitation materials. Gemini has retained MacKenzie Partners, Inc., to assist it in soliciting proxies using the means referred to above. Gemini will pay the fees of MacKenzie Partners, Inc., which Gemini expects to be approximately $12,500, plus reimbursement of out-of-pocket expenses.
Other Matters
As of the date of this proxy statement/prospectus, Gemini’s board of directors does not know of any business to be presented at the Gemini special meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Gemini special meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.
Certain Legal Matters
Gemini received (a) one demand letter on October 4, 2022, sent on behalf of Denise Redfield, a purported stockholder of Gemini (the “Redfield Demand”), (b) one demand letter on October 5, 2022, sent on behalf of Alex Ciccotelli, a purported stockholder of Gemini (the “Ciccotelli Demand”), (c) one draft complaint on October 11, 2022, sent on behalf of Nidhi Patel, a purported stockholder of Gemini (the “Patel Demand”), (d) one demand letter on November 7, 2022, sent on behalf of Roberto Garcia, a purported stockholder of Gemini (the “Garcia Demand”), and (e) one demand letter on November 10, 2022, attaching a draft complaint, sent on behalf of Kelly Bridges, a purported stockholder of Gemini (the “Bridges Demand”).
Each of the Redfield Demand, the Ciccotelli Demand, the Patel Demand, the Garcia Demand, and the Bridges Demand alleges omissions of material information with respect to the transaction from the Registration Statement on Form S-4 filed by Gemini on September 2, 2022, and as amended on October 7, 2022 and November 3, 2022 (“Registration Statement”), and demands that Gemini promptly provide stockholders with additional disclosure.
In addition, each of the Patel Demand and the Bridges Demand includes a draft complaint, which contains allegations substantially consistent with the demand letters and names as defendants each member of the Gemini board and alleges, among other things, that the defendants violated Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder by omitting and/or misrepresenting certain material facts related to the transaction from the Registration Statement. The complaints seek, among other relief, (i) injunctive relief preventing the consummation of the merger, (ii) rescission of the Merger Agreement or rescissory damages, (iii) an accounting of all damages sustained as a result of the alleged wrongdoing; (iv) a declaration that the defendants violated Section 14(a) and 20(a)

of the Exchange Act and Rule 14a-9 promulgated thereunder, and (v) an award of plaintiff's costs and disbursements of the action, including attorneys' and expert fees and expenses. Patel and Bridges both state an intention to file such complaint.
Separately, the Garcia Demand includes a request to inspect books and records pursuant to Del. C. § 220 (“Section 220”). The Garcia Demand states that the purpose of the Section 220 demand is to, among other things, investigate purported questions of director independence and disinterestedness and the possibility of wrongdoing, mismanagement, and/or material non-disclosure related to the Gemini board's approval of the merger and the other transactions contemplated thereby and whether suit should be brought in connection therewith. The outcome of the matters described above cannot be predicted with certainty. However, Gemini believes that the allegations in the Redfield Demand, the Ciccotelli Demand, the Patel Demand, the Garcia Demand, and the Bridges Demand, are without merit and no supplemental disclosure is required. Additional demands may be served on the Gemini, the Gemini board, and/or Disc in connection with the transaction contemplated by the Merger Agreement, and the Registration Statement. If such additional demands are served, absent new or different allegations that are material, Gemini will not necessarily announce such additional complaints.

THE MERGER
This section and the section titled “The Merger Agreement” beginning on page 181 of this proxy statement/prospectus describe the material aspects of the merger and the Merger Agreement. While Gemini and Disc believe that this description covers the material terms of the merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the merger and the Merger Agreement and the other documents to which you are referred in this proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 385 of this proxy statement/prospectus.
Background of the Merger
In an effort to enhance stockholder value, the Gemini board of directors and Gemini executive management regularly review and discuss Gemini’s near and long-term operating and strategic priorities. Among other things, these reviews and discussions focus on the opportunities and risks associated with Gemini’s development programs, financial condition and its strategic relationships and potential long-term strategic options.
In the fall of 2021, Gemini’s board of directors and executive management team initiated a review of Gemini’s development programs, for various reasons, such as the competitive landscape with respect to product candidates focused on geographic atrophy, as well as capital markets challenges, including declines in Gemini’s stock price. Accordingly, after careful review and consideration, Gemini’s board of directors determined to begin evaluating the prioritization of its programs and development pipeline, cash runway, and available alternatives, including strategic alternatives.
In October 2021, and as part of this review process, Gemini announced a restructuring plan to prioritize assets and focus on initiating and executing GEM103’s resource-intensive pivotal trial in geographic atrophy, including to deprioritize focus on gene therapy programs.
Beginning in October 2021 and continuing to date, including throughout Gemini’s process of evaluating strategic alternatives, Gemini management, at the direction of the Gemini board of directors, has engaged in discussions with various third parties with respect to the potential licensing, asset sale, or other strategic transaction with respect to its GEM103 and GEM 307 assets and related intellectual property. In furtherance of these efforts, on October 25, 2021, Gemini engaged Aquilo Partners, a life sciences investment bank specializing in, among other things, licensing and partnership transactions (“Aquilo”), to advise the company with respect to, and to help facilitate, a license, collaboration or similar partnership with respect to GEM103 and GEM 307.
From October 2021 through July 2022, Gemini management, or Aquilo on its behalf, contacted 45 companies regarding a potential transaction with respect to its GEM103 and/or GEM307 assets and related intellectual property. Gemini entered into confidentiality agreements with 22 of these parties. Eight of the 22 parties that executed confidentiality agreements conducted confidential diligence in an electronic dataroom prepared by Gemini, with various diligence and business discussions by Gemini management and Aquilo being conducted with such parties over the course of this period. Despite the continuous and ongoing outreach and effort towards finding a potential strategic partner, to date, none of these parties, or any other party, has submitted any proposals or indications of interest with respect to any licensing, asset sale, disposition or other strategic transaction with respect to GEM103 or GEM307 or the related intellectual property.
On January 8, 2022, the Gemini board of directors held a meeting by videoconference at which members of Gemini management and representatives of SVB Securities LLC (“SVB Securities”) were present. At the meeting, representatives of SVB Securities reviewed potential strategic alternatives for Gemini. Management and the Gemini board of directors also discussed recent results from Gemini’s ongoing clinical trials, including its Phase 2a ReGAtta study and the GEM103 as an Add-On to Anti-VEGF Therapy for the Treatment of Wet-AMD study. Management and SVB Securities each also discussed the competitive landscape in which Gemini operated, as well as the capital markets and general market conditions. Following discussion, the Gemini board of directors authorized and directed Gemini management and SVB Securities to contact potential strategic counterparties to gauge their interest in engaging in a strategic transaction with Gemini. The Gemini board of directors discussed and agreed upon the proposed criteria that would be used to evaluate any potential indications of interest, consisting of: the inherent attractiveness of the counterparty’s technology and development pipeline, including likelihood of applicable regulatory and marketing authorization and success, potential value inflection milestones in the relative near term, including within the anticipated cash runway period following the closing of a transaction; quality of management, board and investor base; readiness to be a US publicly traded company, including audited financial statements;

competitive differentiation; ability to fund operations following closing; potential market share; anticipated time to commercialization; and proposed relative valuations and pro forma ownership splits of the combined company’s equity (the “Criteria”). Further, based on, among other factors, SVB Securities’ qualifications, professional reputation and industry expertise, the Gemini board of directors authorized the engagement of SVB Securities to serve as Gemini’s financial advisor in connection with a potential strategic transaction. This engagement was memorialized in an engagement letter, dated January 13, 2022, between Gemini and SVB Securities. In addition, in preparing the Criteria and contemplating appropriate potential counterparties, Gemini sought input from SVB Securities because of its relationship and familiarity with Gemini, and its qualifications, reputation, experience and expertise as a transaction advisor for reverse mergers in the biopharmaceutical industry.
On January 10, 2022, Gemini publicly announced that it would discontinue both of its ongoing Phase 2a clinical trials, its ReGAtta study and the GEM103 as an Add-On to Anti-VEGF Therapy for the Treatment of Wet-AMD Study, each having achieved primary goals of evaluating GEM103’s safety and tolerability. Gemini announced it was evaluating next steps with respect to GEM103’s clinical development.
Over the course of January and February 2022, SVB Securities contacted 48 companies to determine the level of interest in a potential strategic transaction with Gemini and requested that they submit non-binding indications of interest with respect to a strategic transaction with Gemini.
On February 7, 2022, the Gemini board of directors held a meeting by videoconference in which members of Gemini management and representatives of SVB Securities were present, along with an outside counsel to the Company. SVB Securities presented to the Gemini board of directors information regarding the parties contacted, and initial responses. During the meeting, management and the Gemini board reviewed potential conflicts between certain members of the board of directors and certain of the potential counterparties to a strategic transaction, including, in particular, that certain of Gemini’s directors were affiliated with various investment funds that were investors in, and in some cases had board representation on, certain of the potential counterparties. In particular, Jason Rhodes is a general partner with Atlas Venture, and Dr. Carl L. Gordon is a founding partner and cohead of global private equity at OrbiMed. Each of Atlas Venture and OrbiMed are investors in Disc, and representatives of Atlas and OrbiMed serve on the board of directors of Disc. In addition, Jim Tananbaum is the founder and chief executive officer of Foresite Capital, and Atlas, OrbiMed and Foresite were investors in, and in some cases had board representation on, various of the other potential counterparties. Further, David Lubner was an affiliate of one of the potential counterparties. Gemini’s outside counsel then reviewed for the board its fiduciary duties. The Gemini board discussed creating a special committee of independent and disinterested directors, composed of Dr. Georges Gemayel and Dr. Tuyen Ong (the “Special Committee”). At the meeting, the Board delegated authority to the Special Committee to, among other things: direct the process for the review and evaluation of any potential strategic transaction; to provide guidance regarding a proposed strategic transaction to Gemini management and advisors; identify and engage appropriate advisors in connection with such strategic transaction; review, evaluate, pursue and reject any potential transaction or counterparty; and recommend to the full Board what action, if any, should be taken by the Board and the Company with respect to a potential strategic transaction. At this meeting, Gemini’s board of directors also determined that the Company should publicly announce that it was conducting a review of strategic alternatives.
On February 28, 2022, Gemini publicly announced that it had initiated a process to evaluate strategic alternatives in order to maximize shareholder value, as well as that it intended to effect a restructuring of its workforce and certain changes to management.
Beginning February 2022, at the direction of the Gemini board of directors and, once formed, the Special Committee, Gemini management and its advisors, as well as technical representatives from investment funds affiliated with certain of Gemini’s board of directors, conducted due diligence on various of the potential counterparties, focusing its diligence on strategic, scientific and clinical diligence as well as competitive factors. The Special Committee also engaged an independent strategic advisor with significant industry and technical experience to assist with scientific and technical diligence, including potential value and projected success of such parties' product pipelines, on all such potential counterparties.
From January 18, 2022 through the end of March 2022, of the 48 companies contacted by SVB Securities, 18 submitted non-binding indications of interests. Further, 15 of these companies executed confidentiality agreements with Gemini (none of which included “don't ask / don't waive” or standstill provisions), and 11 of these companies held management presentations and due diligence sessions for Gemini management, SVB Securities, WilmerHale, and Gemini’s due diligence advisors, members of the Special Committee and technical expert representatives from certain of the investment funds affiliated with certain members of Gemini’s Board. The Special Committee prioritized the following non-binding indications of interest received during this time period, based on the results of Gemini’s scientific and business due diligence, including that each of the parties potentially met most of the Criteria, particularly with respect to the potential attractiveness of the potential counterparty’s technology and development pipeline and potential for near-term value inflection milestones:
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The indication of interest from Party A, a privately held company, which proposed a stock-for-stock merger transaction with an ascribed value of Gemini of $108 million (assuming closing net cash of $100 million) and an ascribed value of Party A of $225 million, with an implied ownership interest in the combined company of approximately 32.4% for existing Gemini equity holders. Party A’s proposal also contemplated a concurrent financing of $30 million to $40 million, with meaningful participation from existing Party A investors.

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The indication of interest from Disc, which proposed a stock-for-stock merger transaction with an ascribed value of Gemini of $100 million (assuming closing net cash of $100 million) and an ascribed value of Disc of $315 million (which represented a 1.28x step-up to Disc’s prior post-money valuation of $246 million from its Series B financing in September 2021), with an implied ownership interest in the combined company of approximately 23.5% for existing Gemini equity holders. Disc’s proposal also contemplated a “modest” concurrent financing.

•
The indication of interest from Party B, a privately held company, which proposed a stock-for-stock merger transaction with an ascribed value of Gemini of $110 million (assuming closing net cash of $100 million) and an ascribed value of Party B of $500 million, with an implied ownership interest in the combined company of approximately 18.0% for existing Gemini equity holders. Party B’s proposal did not contemplate a concurrent financing.

On March 2, 2022, the Special Committee held a meeting by videoconference in which members of Gemini management and representatives of SVB Securities were present, along with representatives of Wilmer Cutler Pickering Hale & Dorr LLP (“WilmerHale”), outside strategic transaction counsel to the Company, and Gemini’s due diligence advisor. At the meeting, WilmerHale reviewed certain fiduciary duties of the directors. SVB Securities then reviewed for the Special Committee a summary of nine indications of interest from potential counterparties, including for Disc and Party A. Management and certain scientific advisors of Gemini retained to assist with due diligence, reviewed preliminary due diligence findings about certain of the proposed counterparties, including the results of various management presentations since the most recent meeting. The Special Committee directed SVB Securities and management to engage in further discussions with, and to obtain indications of interest from, additional counterparties, while also moving forward with due diligence, including management presentations, with certain of the potential counterparties that had presented indications of interest, based on Gemini management, its due diligence advisor and the Special Committee’s judgment of the relative attractiveness of the technology and business of such counterparties. The Special Committee, Gemini management and WilmerHale also discussed other potential strategic alternatives, including a liquidation or dissolution of Gemini.
On March 9, 2022, the Special Committee held a meeting by videoconference in which members of Gemini management, Gemini’s due diligence advisor and representatives of SVB and WilmerHale were present. At the meeting, SVB Securities, Gemini management and Gemini’s due diligence advisors reviewed certain scientific and technical diligence matters with respect to the potential counterparties, and discussed the status of the process generally. Following discussion, the Special Committee directed SVB Securities and Gemini management to continue to solicit proposals from additional potential counterparties and, based on the review of the scientific and technical diligence regarding likelihood of success and the path to regulatory approval for their product candidates, to terminate discussions with 7 of the potential counterparties, based on determinations by the Special Committee, informed by the perspectives of Gemini management, Gemini’s due diligence advisor, regarding the relative attractiveness of the technology and business of such parties as compared to the prioritized potential counterparties. In particular, the Special Committee decided to terminate discussions with these counterparties because, following extensive management presentations and due diligence, the Special Committee determined that such counterparties were unlikely to meet most of the Criteria, particularly related to the attractiveness of their technology and development pipeline and the likelihood and timing of approval of their respective product candidates. The company affiliated with Mr. Lubner was among these parties with whom the Special Committee terminated discussions. The Special Committee also determined to prioritize discussions with three potential counterparties, including Party A and Disc, based on the terms of their proposed indications of interest as well as the results of the scientific and business diligence conducted to date. Further, the Special Committee, following discussions with Gemini management and advisors, determined that terminating discussions with the 7 potential counterparties would allow Gemini to focus its limited management and other resources on discussions, diligence and negotiations with the prioritized counterparties that better met the Criteria.
On March 16, 2022, the Special Committee held an update meeting by videoconference in which members of Gemini management and representatives of SVB Securities and WilmerHale were present. At the meeting, SVB Securities, Gemini management and the Special Committee discussed the status of the strategic process, next steps and potential timelines, as well as the status of diligence. In particular, following discussion and review of due diligence to date, the Special Committee determined to prioritize diligence and further discussion with Party A, Party B and Disc, because, in its judgment, such parties potentially met most of the Criteria. Further, given that the company affiliated with Mr. Lubner was no longer part of the process, and he was otherwise independent and disinterested, Mr. Lubner was appointed to the Special Committee. The Special Committee directed SVB Securities and Gemini management to arrange for additional due diligence on these potential counterparties.
On March 23, 2022, the Special Committee, including Mr. Lubner, held an update meeting by videoconference in which members of Gemini management and representatives of SVB Securities and WilmerHale were present. Gemini management, SVB Securities, Gemini’s due diligence advisor and the Special Committee discussed the status of diligence regarding Party A, Party B and Disc, including the status of due diligence and arranging for calls with key opinion leaders, as well as the merits of including whether to request that potential counterparties agree to permit Gemini to distribute a contingent value right with respect to proceeds received in respect of Gemini’s legacy assets in connection with a transaction. The Special Committee provided feedback to Gemini management and SVB Securities regarding next steps.
On March 30, 2022, the Special Committee held an update meeting by videoconference in which members of Gemini management and representatives of SVB Securities and WilmerHale were present. The Special Committee, Gemini management and SVB Securities reviewed the status of discussions and due diligence with potential counterparties, specifically Party A, Party B and Disc.
On April 4, 2022, the Special Committee held an update meeting by videoconference in which members of Gemini management and representatives of SVB Securities and WilmerHale were present. The Special Committee, Gemini management, SVB Securities and WilmerHale discussed the status of due diligence and preliminary discussions with Party A, Party B and Disc. SVB Securities reviewed key business terms from the indications of interest from Disc, Party A and Party B, and WilmerHale reviewed key legal terms, including regarding valuation, potential adjustments to the exchange ratio based on net cash (including a “collar” around target net cash around which there would be no adjustment to the exchange ratio), and the inclusion of Gemini’s ability to distribute a contingent value right to pre-closing Gemini stockholders. Extensive discussion ensued of Party A, Disc, and Party B and next steps forward with such parties. Further, the Special Committee directed SVB Securities and Dr. Gemayel to discuss with the investor affiliated directors their perspectives as stockholders regarding certain of the potential counterparties, and whether their affiliated investment funds would execute support agreements in favor of a transaction.
During March 2022 through mid-April 2022, Gemini management, SVB Securities, Gemini’s diligence advisor and WilmerHale engaged in various due diligence activities, including participating in 12 management diligence sessions, including attending a presentation by Party A on March 4, 2022, a presentation by Party B on March 22, 2022, and a presentation by Disc on March 4, 2022.
On April 6, 2022, the Special Committee held an update meeting by videoconference in which members of Gemini management and representatives of SVB Securities and WilmerHale were present. During the meeting, the Special Committee, Gemini management, SVB Securities and WilmerHale discussed the status of diligence on the prioritized counterparties, as well as the feedback from the investor affiliated directors regarding the potential counterparties. Following discussion, and based on its judgment that Party A and Disc represented the most promising candidates for a strategic transaction based primarily on their technology and business, as well as indicative relative valuations, the Special Committee directed SVB Securities to engage in further negotiations with Party A and Disc regarding the terms in their initial proposals described above, including regarding relative valuation and ownership, the terms and amount of any concurrent financing, the concept of Gemini being permitted to distribute a contingent value right to the pre-transaction stockholders entitling them to additional value in the event of monetization of Gemini’s legacy assets, and the number of board seats each party would be entitled to in the combined company.

On April 14, 2022, the Special Committee held an update meeting by videoconference in which members of Gemini management and representatives of SVB Securities and WilmerHale were present. SVB Securities provided the Special Committee with an update regarding the status of discussions with Party A, Party B and Disc. Based on its review of due diligence as well as the indications of interest received, the Special Committee determined to continue with prioritized discussions with Disc, but directed SVB Securities, Gemini management and WilmerHale to continue due diligence activities, as well as to continue to evaluate the terms of potential transactions with Party A and Party B. At the meeting, the Special Committee also discussed obtaining the perspective of the significant stockholders of Gemini, to determine if the Special Committee agreed to terms with one of the prioritized counterparties, if the director affiliated investment funds would sign support agreements obligating them to vote their shares in favor of the transaction (subject to customary exceptions). Dr. Gemayel agreed to contact each of the investor affiliated directors.
On April 18, 2022, the Special Committee held an update meeting by videoconference in which members of Gemini management and representatives of SVB Securities and WilmerHale were present. At the meeting, the Special Committee, SVB Securities, Gemini management and WilmerHale provided updates regarding the status of discussions, including a review of diligence to date, updates from the investor affiliated directors regarding the perspective of the affiliated investment funds as stockholders regarding the potential counterparties, including their willingness to execute support agreements requiring such funds to vote their shares in favor of a transaction. The Special Committee discussed each of Party A and Disc extensively with management and Gemini’s advisors, and following such discussion determined to further prioritize discussions with Disc, and directed Gemini management and its advisors to negotiate the terms of a potential transaction. In determining to prioritize discussions with Disc, the Special Committee considered that, in its judgment, Disc was more likely to meet most of the Criteria as compared to Party A, including after considering the potential advantages of Disc over Party A with respect to the stage of development, the quality and scope of the clinical results available for Disc as opposed to Party A with respect to their respective product candidates, the potential value inflection milestones during the anticipated cash runways for the two parties, and a comparison of the potential risks regarding regulatory approval of each. In particular, in prioritizing Disc, the Special Committee directed SVB Securities to communicate to Morgan Stanley, financial advisor to Disc, a valuation of $246 million (rather than the $315.0 million valuation set forth in Disc’s initial proposal), which would result in relative ownership of 68.9% for Disc stockholders and 28.0% for Gemini stockholders, with the remaining equity going to one of Disc’s licensing partners under the terms of its agreement with Disc. Further, the Special Committee directed SVB Securities to communicate that Gemini net cash should be specified at $92 million, a more conservative estimate given the potential time to closing, with an adjustment to the exchange ratio if net cash was higher or lower than the target by more than 7.5%, that Gemini should be permitted to distribute a contingent value right to its pre-closing stockholders with respect to any proceeds received in respect of legacy Gemini assets, and that Gemini should be entitled to designate one director of the combined company.
On April 19, SVB Securities communicated Gemini’s counterproposal to Morgan Stanley. From April 19, 2022 through April 25, 2022, at the direction of the Gemini board, SVB Securities and WilmerHale engaged in discussions and negotiations with Morgan Stanley and Goodwin Procter, Disc’s financial advisor and outside legal counsel, respectively, including regarding relative valuation and ownership, an adjustment to the exchange ratio based on the amount of closing net cash (including the inclusion of a collar concept), no minimum net cash condition, and the terms of a potential contingent value right for the benefit of pre-closing Gemini stockholders. In negotiating the appropriate exchange ratio, Gemini and SVB Securities noted, among other things, the decline in general market conditions, including in the valuations for publicly traded and privately-held biotechnology companies, since Disc completed its Series B financing in September 2021. Further, SVB Securities and WilmerHale clarified that outstanding out-of-the-money Gemini stock options with strike prices in excess of $4.50 should be excluded from the calculation of the exchange ratio.
On April 22, 2022, Morgan Stanley, on behalf of Disc, delivered a counterproposal to SVB Securities. Among other things, Disc’s revised proposal represented a stated value of Disc of $272 million, an approximate 14% reduction from its original proposal, in which it valued Disc at a stated value of $315 million, which would result in ownership by pre-closing Gemini stockholders in the combined company of approximately 26%. Further, Disc agreed to Gemini’s proposals that target net cash should be $92.0 million, that there should be a “collar” to the exchange ratio adjustment (though Disc proposed waiting to set the size of the collar pending further diligence), that Gemini would be entitled to designate one director for the combined company, and that Gemini would be permitted to distribute a contingent value right to its pre-closing stockholders with respect to any proceeds arising from its legacy assets, although the payment would be in the form of stock of the combined company.

On April 25, 2022, the Special Committee held an update meeting by videoconference in which members of Gemini management and representatives of SVB Securities and WilmerHale were present. SVB Securities provided an update regarding discussions with Disc and Morgan Stanley, including a review of the terms of Disc’s counterproposal. In addition, management presented an updated calculation of estimated net cash, which reflected management’s estimate of closing net cash in light of adjustments to Gemini’s anticipated cash needs through the closing of a potential transaction. WilmerHale then reviewed for the Special Committee, the key terms of a draft merger agreement with respect to a potential transaction with Disc, including, in addition to the terms reflected in Gemini’s proposed response to Disc’s counterproposal, customary conditions, covenants (including restrictions on the ability of each party to solicit alternative proposals), and termination rights, including obligations of each party to pay a termination fee and/or reimburse the other party in certain customary situations. Following discussion, the Special Committee directed SVB Securities to provide feedback to Disc regarding its counterproposal, including agreement with the relative valuation and ownership, a reciprocal collar around target net cash for purposes of the exchange ratio adjustment, and the terms of a potential concurrent financing. The Special Committee also directed WilmerHale to send the draft merger agreement to Disc’s outside counsel. Accordingly, on April 25, 2022, WilmerHale delivered the draft merger agreement to Disc’s outside counsel. In addition, the Special Committee requested that SVB Securities prepare proposed counterproposals to Party A’s and Party B’s prior proposals for the Special Committee’s review.
On April 26, 2022, SVB Securities communicated to Morgan Stanley the terms of the Special Committee’s counterproposal.
On May 2, 2022, Goodwin sent to WilmerHale a revised merger agreement. The key open items raised by the revised draft of the merger agreement included: the terms of a proposed concurrent financing, including relative dilution; the calculation of the exchange ratio (including the treatment of out-of-the-money stock options of Gemini and the treatment of the dilution from the concurrent financing by Disc), as well as the adjustment based on the amount of Gemini net cash at closing and the related definition of Gemini net cash (including which amounts would reduce net cash, such as appropriate “wind-down” costs and anticipated costs of administering the CVR); certain provisions regarding each party’s ability to respond to unsolicited acquisition proposals as well as whether a party would have the right to terminate the agreement to accept a superior proposal; the amount of any “termination fee” as well as expense reimbursement payable in certain circumstances in which the merger agreement is terminated; and each party’s operational flexibility to take actions without the other party’s consent under the interim operating covenants.
From May 2, 2022 through May 15, 2022, Gemini and Disc, with the assistance of their financial and legal advisors, negotiated the terms of a potential transaction, conducted due diligence, exchanged drafts of a proposed merger agreement and other key transaction agreements, and engaged in negotiations and discussions regarding key transaction terms. During this period, Gemini management and SVB Securities continued discussions with other potential counterparties, including Party A and Party B. During this period, representatives of WilmerHale and representatives of Goodwin discussed aspects of the draft merger agreement, including the calculation of net cash, the net cash collar, the treatment of closing conditions, the termination fee and expense reimbursement provisions, and the interim operating covenants.
On May 16, 2022, Disc advised Gemini that the FDA had informed Disc that, in response to Disc’s investigational new drug application for its bitopertin product candidate (the “Bitopertin IND”), it was placing a clinical hold on its bitopertin program pending the FDA’s continued review of the application.
On May 24, 2022, the Special Committee held a meeting by videoconference in which members of Gemini management and representatives of SVB Securities and WilmerHale were present, as well as Gemini’s independent due diligence advisor. The Special Committee, Gemini management, SVB Securities and WilmerHale discussed the impact of the FDA hold on Disc, including Disc’s preliminary perspective shared with Gemini management. The Special Committee determined to pause engagement with Disc and to re-engage with other potential counterparties, including directing SVB Securities to identify additional potential counterparties who could make proposals to Gemini, as well as contacting previous participants in Gemini’s strategic review process. The Special Committee, Gemini management, SVB Securities and WilmerHale also discussed other potential strategic alternatives, including a liquidation or dissolution of Gemini.
In May and June 2022, at the Special Committee’s direction, SVB Securities contacted nine companies (including two companies from the initial outreach, Party A and Party B) to determine their level of interest in a potential strategic transaction with Gemini. Of the nine companies contacted by SVB Securities, seven submitted non-binding indications of interest. In connection with this outreach, Party A informed SVB Securities that it was withdrawing its indication of interest, and was focusing instead on other alternatives.
On May 27, 2022, the Special Committee held a meeting by videoconference in which members of Gemini management and representatives of SVB Securities and WilmerHale were present, as well as Gemini’s due diligence advisor. The Special Committee, Gemini management, SVB Securities, and Gemini’s independent due diligence advisor and WilmerHale discussed and reviewed potential counterparties as well as due diligence matters regarding various parties, including Party B. Following discussion, the Special Committee directed SVB Securities to solicit additional or updated proposals from various counterparties.
On June 3, 2022, the Special Committee held a meeting by videoconference in which members of Gemini management and representatives of SVB Securities and WilmerHale were present, as well as Gemini’s independent due diligence advisor. At the meeting, SVB Securities reviewed the various proposals received from potential counterparties. Dr. Gemayel also provided an update regarding feedback received from Disc regarding its communications with the FDA, and Disc’s intended process and timeline to cause the Bitopertin IND to be cleared. The Special Committee discussed the various proposals with management and Gemini’s advisors, including the relative merits of each, particularly regarding the scientific and clinical merit of the potential counterparties, as well as the key terms of the indications of interest from the companies referred to as Party C, Party D, Party E and Party F, as described below:
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The indication of interest from Party C, a privately held company, proposed a stock-for-stock merger transaction with an ascribed value of Gemini of $90 million (assuming closing net cash of $90 million) and an ascribed value of Party C of $530 million, with an implied ownership interest in the combined company of approximately 14.5% for existing Gemini equity holders.

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The indication of interest from Party D, a privately held company, proposed a stock-for-stock merger transaction with an ascribed value of Gemini of $100 million (assuming closing net cash of $90 million) and an ascribed value of Party D of $325 million, with an implied ownership interest in the combined company of approximately 23.5% for existing Gemini equity holders.

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The indication of interest from Party E, a privately held company, proposed a stock-for-stock merger transaction with an ascribed value of Gemini of $105 million (assuming closing net cash of $90 million) and an ascribed value of Party E of $235 million, with an implied ownership interest in the combined company of approximately 30.9% for existing Gemini equity holders.

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The indication of interest from Party F, a public company, proposed a transaction in which Party F would transfer certain product candidates and related assets to a newly formed subsidiary, which would then engage in a merger transaction with Gemini. The indication of interest proposed an ascribed value of Gemini of $100 million (assuming closing net cash of $100 million) and an ascribed value of the newly formed subsidiary of $140 million, with an implied ownership interest in the combined company of approximately 41.7% for existing Gemini equity holders.

From June 3, 2022 through June 16, 2022, Gemini, with the assistance of its advisors engaged in due diligence with various of the potential counterparties, including with and for Party B, Party C, Party D, Party E and Party F.
On June 10, 2022 and on June 16, 2022, the Special Committee held meetings by videoconference in which members of Gemini management and representatives of SVB Securities and WilmerHale were present, as well as Gemini’s independent due diligence advisor. At these meetings, SVB Securities provided an update regarding discussions with the potential counterparties, the results of further outreach to additional potential counterparties, and reviewed for the Special Committee the status of proposals received to date. Gemini management and Gemini’s advisors also provided updates regarding the status of due diligence and discussions to date, as well as potential prioritization of certain potential counterparties, based on the Criteria.
On June 10, 2022, the Special Committee held a meeting by videoconference in which members of Gemini management and representatives of SVB Securities and WilmerHale were present, as well as Gemini’s independent due diligence advisor. The Special Committee, Gemini management and its advisors discussed and assessed the results of due diligence, and potential prioritization of certain counterparties. The Special Committee directed SVB Securities to request and negotiate for improved proposals from Party B, Party C, Party D and Party E. Based on the Special Committee’s judgment that a transaction with Party F would not meet most of the Criteria, including based on the results of scientific and technological due diligence as compared to the other potential parties as well as a less attractive transaction structure which was not a merger and would have potentially resulted in a single controlling stockholder of Gemini, the Special Committee determined not to continue discussions with Party F.
On June 21, 2022, Party B delivered a revised proposal that represented a stated value of Party B of $350 million, which reflected an approximate 30% reduction from its original proposal.
On June 22, 2022, the Special Committee held a meeting by videoconference in which members of Gemini management and representatives of SVB Securities and WilmerHale were present, as well as Gemini’s independent due diligence advisor. The Special Committee, Gemini management and its advisors discussed additional diligence performed with respect to Party C. Dr. Gemayel relayed a conversion with John Quisel, Disc’s chief executive officer, regarding Disc’s perspective and plans in respect of the Bitopertin IND.
On June 27, 2022, the Special Committee held a meeting by videoconference in which members of Gemini management and representatives of SVB Securities and WilmerHale were present, as well as Gemini’s independent due diligence advisor. SVB Securities reviewed for the Special Committee certain additional proposals, as well as a revised proposal from Party C earlier on June 27, 2022:
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The updated indication of interest from Party C proposed a stock-for-stock merger transaction with an ascribed value of Gemini of $90 million (assuming closing net cash of $90 million) and an ascribed value of Party C of between $450 million to $475 million, with an implied ownership interest in the combined company of between 15.9% to 16.7% for existing Gemini equity holders.

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The indication of interest from Party G, a privately held company, proposed a stock-for-stock merger transaction with an ascribed value of Gemini of $98 million (assuming closing net cash of $90 million) and an ascribed value of Party G of $102 million, with an implied ownership interest in the combined company of approximately 49.0% for existing Gemini equity holders.

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The indication of interest from Party H, a privately held company, proposed a stock-for-stock merger transaction with an ascribed value of Gemini of $105 million (assuming closing net cash of $90 million) and an ascribed value of Party H of $850 million, with an implied ownership interest in the combined company of approximately 11.0% for existing Gemini equity holders.

The Special Committee and Gemini’s advisors discussed the results of due diligence as well as the key terms of the relevant proposals. Following discussion, the Special Committee directed Gemini management and its advisors to prioritize Party C based on its potential to meet the Criteria, including the quality of its management, public company readiness, valuation, and the results of the scientific and business diligence conducted by Gemini and its advisors. The Special Committee directed SVB Securities to continue negotiations with Party C to improve certain aspects of its proposal, including regarding the relative valuation of Gemini. The Special Committee also authorized Dr. Gemayel to engage in discussions with the Gemini directors affiliated with investment funds invested in Gemini, to determine if they would support, as stockholders, a transaction with Party C, and on what terms.
On June 30, 2022, the Special Committee held a meeting by videoconference in which members of Gemini management and representatives of SVB Securities and WilmerHale were present, as well as Gemini’s due diligence advisor. SVB Securities advised the Special Committee that Party C had stated that it could not, notwithstanding the updated proposal delivered on June 27, 2022, fully commit to negotiating and finalizing a transaction with Gemini, citing among other things potential financing alternatives. The Special Committee, along with Gemini management and its advisors, discussed the messages for SVB Securities to deliver to Party C, as well as the approach to other potential counterparties.
On July 1, 2022, the Special Committee held a meeting by videoconference in which members of Gemini management and representatives of SVB Securities and WilmerHale were present, as well as Gemini’s independent due diligence advisor. The Special Committee, Gemini management, SVB Securities and WilmerHale discussed the feedback from its investor affiliated directors, the relative merits of the remaining potential counterparties, next steps and alternatives, including liquidation and dissolution as a potential path forward.
From June 30, 2022 to July 11, 2022, the Special Committee held multiple meetings to continue discussions on the strategic alternatives process and assess the best path forward in the interests of Gemini’s stockholders. Gemini continued with certain due diligence activities with respect to the remaining potential counterparties, discussions regarding the relative merits of the remaining counterparties still under evaluation, including Disc, Party B, Party D and Party E, as well as alternatives potentially available to it, including the benefits and risks regarding engaging in a dissolution process. Further, the Special Committee determined to call and hold a meeting of the full board of Gemini, to provide an update regarding the status of the strategic review process as well as proposed next steps.
On July 5, 2022, the Special Committee held a meeting by videoconference in which members of management and representatives of SVB Securities and WilmerHale were present. The Special Committee also invited the remaining members of the full board to attend this Special Committee meeting, which they did. The Special Committee and SVB Securities provided an update to the other board members as to the status of discussions, certain considerations relating to the potential counterparties remaining under consideration, as well as proposed next steps for the strategic review process. The Special Committee solicited input from the other directors regarding the process, potential counterparties and alternatives, for its consideration. Following discussion, the Special Committee determined to attempt further engagement with Party C, including by advising Party C that certain of the investment funds affiliated with Gemini’s directors may be interested in investing in a concurrent financing. The Special Committee also determined to continue discussions with Disc, including regarding its expected timeline for feedback from the FDA, and to arrange for additional dialogues with Party B.
On July 7, 2022, the Special Committee held a meeting by videoconference in which members of management and representatives of SVB Securities and WilmerHale were present. The items discussed in the meeting included the status of discussions with Party C, an update regarding Disc’s perspective regarding the timeline to clearing the Bitopertin IND with the FDA, and the perspectives of the director affiliated investment funds regarding the proposed counterparties and the potential strategic alternatives. The Special Committee, with its advisors, also discussed the alternative of a potential liquidation or dissolution of the Gemini, including the amount and timing for any distribution of capital to stockholders.
On July 11, 2022, the Special Committee held a meeting by videoconference in which members of management and representatives of SVB Securities and WilmerHale were present. The Special Committee also invited the remaining members of the full board to attend this Special Committee meeting, which they did. The Special Committee and SVB Securities provided an update as to the status of discussions, certain considerations relating to the potential counterparties remaining under consideration by the Special Committee, as well as proposed next steps for the strategic review process. The Special Committee solicited input from the other directors regarding the process, potential counterparties and alternatives. At this meeting, SVB Securities advised that Party C had not engaged further. WilmerHale reviewed certain fiduciary duties of the board, including with respect to a potential liquidation or dissolution of Gemini, as well as related timelines for distributions and a winding up of Gemini’s affairs by the Special Committee. Following discussion, the Special Committee determined to prioritize discussions with Disc given that, assuming it resolved the outstanding questions from the FDA regarding the Bitopertin IND in a timely manner, Disc remained the counterparty which was most likely to satisfy most of the Criteria, while continuing to evaluate a potential transaction with Party B and Party D, as well as other strategic alternatives. The Special Committee directed management to not formally terminate discussions with the other remaining parties, including Parties D, G and H, but to prioritize management's and its advisors resources on due diligence and discussions with the other prioritized parties, given that such companies were more likely to satisfy most of the Criteria. The Special Committee also determined that it would not recommend the execution of definitive agreements and announcement of a transaction with Disc unless and until the FDA cleared the Bitopertin IND. Following the meeting, Dr. Gemayel spoke with John Quisel, chief executive officer of Disc, to request an updated proposal as well as to request additional updates regarding Disc’s discussions with the FDA regarding the Bitopertin IND.
On July 15, 2022, representatives of Gemini and Disc management discussed Gemini’s preliminary calculation of anticipated net cash as of the closing, as well as the related definition, and negotiated the specific components to be included in such calculation, including with respect to the treatment of various contractual commitments in such calculation.
From July 11, 2022 until July 18, 2022 Gemini and its advisors continued to conduct due diligence with respect to Party B and Party D, including management presentations and review of materials in such parties' electronic data rooms.
Between July 13, 2022 and July 19, 2022, Gemini, Disc, SVB Securities, Morgan Stanley, WilmerHale and Goodwin negotiated various terms of a potential transaction, including regarding relative valuation (including in light of the imposition of the clinical hold by the FDA), the adjustment to the exchange ratio based on the amount of Gemini net cash, the definition of net cash, and the terms of the contingent value rights. Gemini also communicated to Disc and its advisors that it would not execute a merger agreement and announce a transaction until the Bitopertin IND had been cleared. In particular, the parties negotiated the size of the “collar” under which there would be no adjustment to net cash, including in light of the anticipated termination of certain commercial arrangements by Gemini between signing and closing, as well as the amount which would be deducted from the calculation of net cash to reflect potential costs of administering the CVR, as well as the terms of the definition of net cash, including whether certain prepaid expenses would be additions to the calculation, which future contractual commitments of Gemini would reduce net cash, and the accounting standards which would apply to the calculation of the components of the definition.
On July 16, 2022, the Special Committee held a meeting by videoconference in which representatives of SVB Securities and WilmerHale were in attendance. During the meeting, SVB Securities, Gemini management and WilmerHale reviewed for the Special Committee the status of negotiations and proposed responses to Disc, as well as potential timelines for executing a potential transaction, and the anticipated timing for the FDA to clear the Bitopertin IND. During the meeting, representatives of WilmerHale reviewed the fiduciary duties of the Special Committee and the Gemini board of directors in connection with a potential strategic transaction involving Gemini, and the Special Committee, along with SVB Securities and Gemini management, discussed the process conducted to date by Gemini to solicit interest in a strategic transaction involving Gemini, and the terms of the most recent proposals received by Gemini, as well as the results of due diligence and the relative attractiveness of a merger with the potential counterparties. The Special Committee, Gemini management and SVB Securities also discussed the risk that, absent a period of exclusivity, Disc could select an alternative transaction, including promptly following the clearance of the Bitopertin IND by the FDA which was anticipated for early August. At the request of the Special Committee, representatives of WilmerHale expressed their view that, based on previous discussions and draft documents, the merger agreement and other related documents were capable of being negotiated and finalized during the anticipated exclusivity period. Following discussion and after taking into account the advantages and disadvantages of entering into exclusive negotiations with Disc, the Special Committee authorized Gemini management, on behalf of Gemini, to seek to enter into an exclusivity agreement with Gemini through mid-August 2022, which would provide Gemini with a sufficient of time to complete confirmatory diligence, including review the FDA’s anticipated response, and to negotiate and finalize the definitive documents for a potential transaction. WilmerHale prepared a draft exclusivity letter and shared such draft with Goodwin.
On July 18, 2022, Disc submitted a “best and final proposal”. In the proposal, Disc’s stated value of $260 million was approximately 17% lower than Disc’s stated value of $315 million in Disc’s original proposal.
On July 19, 2022, the Special Committee held a meeting by videoconference in which representatives of SVB Securities and WilmerHale were in attendance. The Special Committee discussed with Gemini management and its advisors, Disc’s most recent proposal, including regarding relative value and approach to net cash, as well as the term of exclusivity in light of the anticipated timing for the FDA to clear the Bitopertin IND. Following the meeting, Dr. Gemayel communicated the Special Committee’s determinations to Mr. Quisel of Disc, and Mr. Quisel and Dr. Gemayel each confirmed agreement to proceed on the basis of the proposal, subject to execution of definitive documents mutually acceptable to each party.
Also on July 19, 2022, Disc and Gemini entered into an exclusivity letter under which they agreed to a period of mutual exclusivity until August 15, 2022. Disc also clarified to Gemini that it expected the FDA to formally clear the Bitopertin IND by early August 2022. As required under the exclusivity letter, Gemini terminated discussions with the other parties in which it had continued discussions and due diligence, including Party B and Party D.
Between July 19, 2022 and July 27, 2022, each of Gemini, Disc, SVB Securities, Morgan Stanley, WilmerHale and Goodwin continued to negotiate and finalize the terms of a potential transaction, including exchanging drafts of a proposed merger agreement and other key transaction agreements.
On July 28, 2022, the FDA orally informed Disc that it had completed its review of the Bitopertin IND and concluded that the clinical trial may be initiated for Bitopertin. On August 3, 2022, Disc provided Gemini with a copy of the letter from the FDA regarding the lifting of the clinical hold with respect to Disc’s proposed clinical trial for Bitopertin. On August 4, 2022, Disc hosted a due diligence call to discuss the letter from the FDA, including commentary and recommendations regarding its proposed clinical trial for Bitopertin. In attendance for Gemini was the Special Committee, certain representatives of the investment funds affiliated with Gemini directors, Gemini management, SVB Securities, and Gemini’s due diligence advisors.

On August 3, 2022, financial forecasts for Disc’s fiscal years 2023 through 2041 prepared by Disc’s management were uploaded by Disc to the virtual dataroom for Gemini. Also on August 3, 2022, Disc hosted a call in which representatives of Disc, Gemini and SVB were present, during which representatives of Disc walked through the forecasts and certain of the related assumptions. Please see the section entitled “—Certain Unaudited Financial Projections” for more information on the forecasts used by the Gemini Board in connection with the evaluation of the transaction.
During the period from July 20, 2022 through August 9, 2022, representatives of Gemini and representatives of Disc completed confirmatory due diligence on each other and representatives of WilmerHale and Goodwin negotiated the remaining terms of the merger agreement, including the definition of net cash, the calculation of the exchange ratio, the representations and warranties and operating covenants of each party, the amount of the termination fees and the expense reimbursement cap, and the terms of the forms of support agreement, the form of lock-up agreement, the subscription agreement for the concurrent financing, and the contingent value rights agreement. In particular, the parties finalized the calculation of the exchange ratio (including the treatment of out-of-the-money Gemini stock options and that the pre-transaction stockholders of each company would equally share the dilution from the concurrent financing), as well as the definition of net cash (including the amount to be deducted in respect of anticipated costs of administering the CVR, the method for determining the future contractual commitments which would reduce net cash, and the accounting standards applicable to the calculation of the components of the definition of net cash). Also during this period, Disc engaged in discussions with potential investors for a financing in Disc which would close immediately prior to the closing of Gemini’s transaction with Disc. From August 3, 2022 through August 9, 2022, Gemini management, in consultation with SVB Securities, conducted confirmatory due diligence regarding the assumptions underlying the financial forecasts prepared by Disc, including discussing appropriate adjustments to such assumptions as further described in the section entitled “—Certain Unaudited Financial Projections”, and during this period also reviewed and discussed the Financial Projections with members of the board of directors of Gemini.
On August 9, 2022, the Special Committee and the full board of directors of Gemini held a joint meeting at which members of Gemini management, representatives of SVB Securities and representatives of WilmerHale were present. During the meeting, the representatives of WilmerHale reviewed the fiduciary duties of the Gemini board of directors and Special Committee in connection with the proposed transaction with Disc, and the terms of the merger agreement, forms of support agreement and form of lock-up agreement, and the contingent value rights agreement. Representatives of SVB Securities then made a financial presentation to the Gemini board of directors. Following the presentation, the Gemini board of directors, Gemini management and its advisors discussed the Financial Projections, which the Gemini board of directors believed were reasonable for transactions in the biotechnology industry, including in light of, among other things, the applicable projections period, given the expected timelines to regulatory approval, the anticipated period of patent term exclusivity for the product candidates if approved, and the other assumptions underlying such Financial Projections. Following discussion with the directors, SVB Securities then rendered to the Gemini board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated August 9, 2022, that, as of such date and based upon and subject to the assumptions made, and the qualifications and limitations upon the review undertaken by SVB Securities in preparing its opinion, the exchange ratio to be paid by Gemini pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Gemini. The Special Committee and the board of directors then discussed various considerations with respect to the proposed transaction, as summarized under “Gemini Reasons for the Merger”. Following discussion and the presentations, the members of the Special Committee unanimously recommended to the Gemini board of directors that the Gemini board of directors approve the merger agreement and the transactions contemplated by the merger agreement. Thereafter, the Gemini board of directors unanimously approved the merger agreement and the transactions contemplated by the merger agreement and authorized Gemini management to execute the merger agreement on behalf of Gemini.
Subsequently on August 9, 2022, the Disc and Gemini entered into the merger agreement. On August 10, 2022 in advance of the Nasdaq opening for trading, Disc and Gemini issued a joint press release announcing the execution of the merger agreement and the subscription agreements for the concurrent financing, and Gemini filed a current report on Form 8-K with the SEC announcing the execution of the merger agreement.
Gemini Reasons for the Merger
During the course of its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, each of the Gemini Board of Directors and the Special Committee held numerous meetings, consulted with Gemini’s senior management, legal counsel and financial advisor, and reviewed and assessed a significant amount of information. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the Special Committee, in connection with its determination and recommendation to the Gemini Board of Directors, and the Gemini Board of Directors, following such recommendation by the Special Committee, considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement, including:
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the financial condition and prospects of Gemini and the risks associated with continuing to operate Gemini on a stand-alone basis, particularly in light of Gemini’s October 2021 decision to discontinue research and non-clinical programs associated with gene therapy and translational research on Complement Factor H and Complement Factor I and reduce its workforce, as well as Gemini’s difficulty in obtaining a strategic partner for development of GEM-103;

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the Special Committee, the Gemini Board of Directors and its financial advisor undertook a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and merger partner candidates and the Special Committee’s and the Gemini Board of Directors’ view that no alternatives to the merger were reasonably likely to create greater value to Gemini’s stockholders;

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the Special Committee and, following the Special Committee’s recommendation, the Gemini Board of Directors concluded that the merger would provide the existing Gemini stockholders a significant opportunity to participate in the potential growth of the combined company following the merger, and the declaration of the special dividend for contingent value rights could result in additional shares of Gemini common stock being issued to Gemini stockholders in respect of Gemini’s legacy assets;

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the Special Committee’s and, following the Special Committee’s recommendation, the Gemini Board of Directors’ belief, after a thorough review of strategic alternatives and discussions with Gemini’s senior management, financial advisors and legal counsel, that the merger is more favorable to Gemini stockholders than the potential value that might have resulted from other strategic alternatives available to Gemini, including a liquidation or dissolution of Gemini and the distribution of any available cash;

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the Special Committee’s and, following the Special Committee’s recommendation, the Gemini Board of Directors’ belief that, as a result of arm’s length negotiations with Disc, Gemini and its representatives negotiated the highest exchange ratio to which Disc was willing to agree, and that the other terms of the Merger Agreement include the most favorable terms to Gemini in the aggregate to which Disc was willing to agree;

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that the Special Committee’s and, following the Special Committee’s recommendation, the Gemini Board of Directors’ view, based on the scientific, regulatory and technical due diligence conducted by Gemini management and advisors, of the regulatory pathway for, and market opportunity of, Disc’s product candidates, including in light of the stage of development of Disc's product candidates, the quality and scope of the clinical results available for Disc as opposed to other parties with which Gemini engaged in discussions, Disc having received the Bitopertin IND clearance from the FDA in July 2022, the expectation that Disc would initiate its AURORA trial in the second half of 2022, Disc’s plans to submit an IND in 2023 for a study in DBA, Disc’s plans to explore the potential of bitopertin to treat other hematologic diseases, and, with DISC-0974, Disc having more than one clinical-stage product candidate, providing multiple pathways to regulatory approval and the likelihood of value inflection milestones prior to the time in which the combined company would need to raise additional financing;

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the Special Committee’s and the Gemini Board of Directors’ consideration of the expected cash balances of the combined company as of the closing of the merger resulting from the approximately $92 million of net cash expected to be held by Gemini upon completion of the merger together with the cash Disc currently holds and the $53.53 million of expected gross proceeds from the Disc pre-closing financing;

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the Special Committee’s and the Gemini Board of Directors’ view, following a review with Gemini’s management and advisors of Disc’s current development and clinical trial plans, of the likelihood that the combined company would possess sufficient cash resources at the closing of the merger to fund development of Disc’s product candidates through upcoming value inflection points, including Disc’s expected commencement of its AURORA trial in the second half of 2022, Disc's initiation of a Phase 1 clinical trial in July 2022, Disc’s plans to submit an IND in 2023 for a study in DBA and Disc’s plans to initiate multiple Phase 1b/2 clinical trials of DISC-0974 in patients with anemia of different inflammatory diseases;
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the market and commercial opportunity presented by Disc’s pipeline, including the Financial Projections prepared by Gemini management, as incorporated into the opinion of SVB Securities rendered to the Gemini Board, which projections the Special Committee and the Gemini Board of Directors believed were reasonable, including the applicable projections period, given the expected timelines to regulatory approval, the anticipated period of exclusivity for the product candidates if approved, that the Financial Projections reflected separate cumulative probabilities of success for each of bitopertin and DISC-0974, the adjustments made to such Financial Projections by Gemini management compared to the financial forecasts prepared by Disc (including assuming an earlier loss of marketing exclusivity in each of the United States and Europe), and the other assumptions underlying such Financial Projections as further described under “The Merger—Certain Unaudited Financial Projections”;

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the prospects of and risks associated with the other strategic candidates that had made proposals for a strategic transaction with Gemini based on the scientific, technical and other due diligence conducted by Gemini management and advisors;

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the Special Committee’s and the Gemini Board of Directors’ view that the combined company will be led by an experienced senior management team from Disc and a board of directors with representation from each of the current boards of directors of Gemini and Disc;

•	the current financial market conditions and historical market prices, volatility and trading information with respect to Gemini Common Stock; and
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the opinion of SVB Securities, rendered orally to the Gemini Board on August 9, 2022 (and subsequently confirmed in writing as of August 9, 2022) that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by SVB Securities in preparing its opinion, the Exchange Ratio was fair, from a financial point of view, to Gemini, as more fully described below under the caption “The Merger—Opinion of Gemini’s Financial Advisor,” beginning on page 155 in this proxy statement/prospectus.

The Special Committee and, following the Special Committee’s recommendation, the Gemini Board of Directors also reviewed the terms of the Merger Agreement and related transaction documents, including those described below, and concluded that the terms of the Merger Agreement and related transaction documents, in the aggregate, were reasonable under the circumstances:
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the calculation of the exchange ratio, closing net cash and the estimated number of shares of Gemini Common Stock to be issued in the merger, including that the valuation of Gemini under the Merger Agreement would be reduced only to the extent that Gemini’s closing net cash is less than $87.4 million, and that the valuation of Gemini under the Merger Agreement would be increased to the extent Gemini closing net cash exceeds $96.6 million;

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the number and nature of the conditions to Disc’s and Gemini’s respective obligations to complete the merger and the likelihood that the merger will be completed on a timely basis, including the fact that Disc’s obligation to complete the merger would not be conditioned on Gemini having a specified level of closing net cash, as more fully described below under the caption “The Merger Agreement—Conditions to the Completion of the Merger,” beginning on page 194 in this proxy statement/prospectus;

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the respective rights of, and limitations on, Gemini and Disc under the Merger Agreement to consider and engage in discussions regarding unsolicited acquisition proposals under certain circumstances, and the limitations on the board of directors of each party to change its recommendation in favor of the merger, as more fully described below under the caption “The Merger Agreement—Non-Solicitation,” beginning on page 189 in this proxy statement/prospectus;

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the potential termination fee of $3.0 million, in the case of the fee payable by Gemini, or $7.8 million, in the case of the fee payable by Disc, and related reimbursement of certain transaction expenses of up to

$750,000, which could become payable by either Gemini or Disc to the other party if the Merger Agreement is terminated in certain circumstances, as more fully described below under the caption “The Merger Agreement—Termination and Termination Fees,” beginning on page 197 in this proxy statement/prospectus;
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the lock-up agreements, pursuant to which certain stockholders of Disc and Gemini, respectively, have, subject to certain exceptions, agreed not to transfer their shares of Gemini common stock during the period of 180 days following the completion of the merger, as more fully described below under the caption “Agreements Related to the Merger—Lock-Up Agreements,” beginning on page 201 in this proxy statement/prospectus;

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the support agreements, pursuant to which certain stockholders of Gemini and Disc, respectively, have agreed, solely in their capacities as stockholders, to vote all of their shares of Gemini common stock or Disc common stock in favor of the proposals submitted to them in connection with the merger and against any alternative acquisition proposals, as more fully described below under the caption “Agreements Related to the Merger—Support Agreements,” beginning on page 201 in this proxy statement/prospectus; and

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the expectation that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and will constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g), with the result that Disc stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Disc Common Stock for Gemini Common Stock pursuant to the Merger Agreement, as more fully described below under the caption “The Merger— Material U.S. Federal Income Tax Consequences of the Merger—Tax Characterization of the Merger,” beginning on page 176 in this proxy statement/prospectus.

In the course of its deliberations and in addition to the analyses and recommendation of the Special Committee, the Gemini Board of Directors also considered a variety of risks and other countervailing factors related to entering into the merger, including:
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the potential effect of the $3.0 million termination fee payable by Gemini and Gemini’s expense reimbursement obligations upon the occurrence of certain events in deterring other potential acquirors from proposing an alternative acquisition proposal that may be more advantageous to Gemini stockholders;

•	the prohibition on Gemini to solicit alternative acquisition proposals during the pendency of the merger;
•	the substantial expenses to be incurred by Gemini in connection with the merger;
•	the possible volatility of the trading price of the Gemini Common Stock resulting from the announcement, pendency or completion of the merger;
•	the scientific, technical, regulatory and other risks and uncertainties associated with development and commercialization of Disc’s product candidates;
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various risks related to the Financial Projections and reliance on the financial analysis included in the Fairness Opinion, including: the risk that the results of the combined company differ materially from the forecasted financial information in the Financial Projections, that the assumptions underlying the Financial Projections are inaccurate, including assumptions as to the timing and likelihood of the Disc product candidates receiving marketing authorization, including that none of product candidates obtain regulatory authorization to market one or more of Disc's product candidates on the timeline anticipated in the forecasts or at all, or, even assuming marketing authorization for one or more of the product candidates, one or more product candidates are not commercialized or do not realize the anticipated benefits reflected in the Financial Projections; the risk that the risk-adjustments and the other adjustments made to the Financial Projections by Gemini management do not sufficiently adjust the financial forecasts; risks related to the fact that the projection period, which continues for 19 years until 2041, is a significant period of time and while Gemini management and the Gemini Board believed that this period was reasonable given the anticipated timing for the initiation of commercial sales and the anticipated period of patent term exclusivity, nonetheless the extended period time of the projection period makes it more difficult to accurately project financial forecasts, particularly because of the the risk that financial projections may prove inaccurate inherently increases in the latter years of any applicable projections period, particularly here where the projections period extends for 19 years until 2041; and

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the various other risks associated with the combined company and the transaction, including those described in the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” in this proxy statement/prospectus/information statement.

The foregoing information and factors considered by the Special Committee and, following the Special Committee’s recommendation, the Gemini Board of Directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Special Committee and the Gemini Board of Directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Special Committee and the Gemini Board of Directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Special Committee and the Gemini Board of Directors may have given different weight to different factors. The Special Committee and the Gemini Board of Directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the Gemini management team and the legal and financial advisors of Gemini, and considered the factors overall to be favorable to, and to support, its determination.
Disc Reasons for the Merger
In the course of reaching its decision to approve the merger, the Disc board of directors held numerous meetings, consulted with Disc’s senior management, its financial advisors and legal counsel, and considered a wide variety of factors. Ultimately, Disc’s board of directors concluded that a merger with Gemini together with the additional financing committed by Disc’s existing investors was the best option to generate capital resources to support the advancement of Disc’s pipeline and fund the combined organization for several years.
Additional factors Disc’s board of directors considered included the following:
•
the merger will provide Disc’s current stockholders with greater liquidity by owning publicly-traded stock, and expanding the range of investors potentially available as a public company, compared to the investors Disc could otherwise gain access to if it continued to operate as a privately-held company;

•	the historical and current information concerning Disc’s business, including its financial performance and condition, operations, management and pre-clinical and clinical data;
•	the competitive nature of the industry in which Disc operates;
•	the Disc board of directors’ fiduciary duties to Disc’s stockholders;
•
the board’s belief that no alternatives to the merger were reasonably likely to create greater value for Disc’s stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by the Disc board of directors;

•
the projected financial position, operations, management structure, geographic locations, operating plans, cash burn rate and financial projections of the combined company, including the impact of the CVR agreement and the expected cash resources of the combined company (including the ability to support the combined company’s current and planned clinical trials and operations);

•	the business, history, operations, financial resources, assets, technology and credibility of Gemini;
•
the availability of appraisal rights under the DGCL to holders of Disc’s capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Disc capital stock as determined by the Delaware Court of Chancery;

•	the terms and conditions of the Merger Agreement, including the following:
•
the determination that the expected relative percentage ownership of Gemini’s stockholders and Disc’s stockholders in the combined organization was appropriate, based on the Disc board of directors’ judgment and assessment of the approximate valuations of Gemini (including the value of the net cash Gemini is expected to provide to the combined organization) and Disc;

•
the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that in the merger the Disc stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•	the limited number and nature of the conditions of the obligation of Gemini to consummate the merger;

•	the rights of Disc under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Disc receive a superior proposal;
•	the conclusion of the Disc board of directors that the potential termination fees payable by Gemini or Disc to the other party, and the circumstances when such fee may be payable, were reasonable; and
•
the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•
the shares of Gemini’s common stock issued to Disc’s stockholders will be registered on a Form S-4 registration statement and will become freely tradable for Disc’s stockholders who are not affiliates of Disc and who are not parties to lock-up agreements;

•
the support agreements, pursuant to which certain directors, officers and stockholders of Disc and Gemini, respectively, have agreed, solely in their capacity as stockholders of Disc and Gemini, respectively, to vote all of their shares of Disc capital stock or Gemini common stock in favor of the adoption or approval, respectively, of the Merger Agreement;

•	the ability to obtain a Nasdaq listing and the change of the combined organization’s name to Disc Medicine, Inc. upon the closing of the merger; and
•	the likelihood that the merger will be consummated on a timely basis.
The Disc board of directors also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the Merger Agreement, including the following:
•
the possibility that the merger might not be completed and the potential adverse effect of the public announcement of the merger on the reputation of Disc and the ability of Disc to obtain financing in the future in the event the merger is not completed;

•
the risk that future sales of common stock by existing Gemini stockholders may cause the price of Gemini common stock to fall, thus reducing the potential value of Gemini common stock received by Disc stockholders following the merger;

•
the exchange ratio used to establish the number of shares of Gemini’s common stock to be issued to Disc’s stockholders in the merger is fixed, except for adjustments due to the parties’ respective cash balances and outstanding capital stock at closing, and thus the relative percentage ownership of Gemini’s stockholders and Disc’s stockholders in the combined organization immediately following the completion of the merger is similarly fixed;

•
the termination fee payable by Disc to Gemini upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Disc’s stockholders;

•	the potential reduction of Gemini’s net cash prior to the closing;
•	the risk that the merger might not be consummated in a timely manner or at all;
•
the costs involved in connection with completing the merger, the time and effort of Disc senior management required to complete the merger, the related disruptions or potential disruptions to Disc’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Disc, and related administrative challenges associated with combining the companies;

•
the additional expenses and obligations to which Disc’s business will be subject following the merger that Disc has not previously been subject to, and the operational changes to Disc’s business, in each case that may result from being a public company;

•	the fact that the representations and warranties in the Merger Agreement do not survive the closing of the merger and the potential risk of liabilities that may arise post-closing; and
•	various other risks associated with the combined organization and the merger, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive, but summarizes the material factors considered by the Disc board of directors in its consideration of the Merger Agreement and the transactions contemplated. The Disc board of directors concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. After considering these and other factors, the Disc board of directors unanimously approved the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement.
Gemini Liquidation Analysis
In connection with the Gemini Board’s evaluation of the merger, Gemini management prepared an analysis with respect to the estimated value of the liquidation or dissolution of the Company as a potential alternative to the merger, including for such purposes the Company’s estimated cash position at the time of the potential dissolution or liquidation, the Company’s estimated expenses in connection with any such liquidation or dissolution, the present value of any future distributions to the Company’s stockholders, and the amount of cash available to be issued to the Company’s stockholders in connection with any such proposed future distributions (the “Liquidation Analysis”). The Liquidation Analysis assumes that, consistent with the requirements of applicable law, the entirety of the Gemini cash balance at the time of the dissolution or liquidation would likely not be available for distribution to Gemini’s stockholders.
The inclusion of the Liquidation Analysis should not be deemed an admission or representation by Gemini or any of its officers, directors, affiliates, advisors, or other representatives with respect to the Liquidation Analysis. The Liquidation Analysis is not included to influence your views on the merger, the Merger Agreement and the transactions contemplated thereby and is summarized in this proxy statement/prospectus solely to provide stockholders access to certain information considered by the Gemini Board in connection with its evaluation of the merger, the Merger Agreement and the transactions contemplated thereby and provided to Gemini’s financial advisor, SVB Securities. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Gemini do not purport to be appraisals or reflect the prices at which shares of Gemini common stock may actually be valued or trade, either before or after the consummation of the merger.
The Liquidation Analysis was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Neither the independent registered public accounting firm of Gemini nor any other independent accountant has audited, reviewed, compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither the independent registered public accounting firm of Gemini nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto for the purpose of this proxy statement/prospectus.
The Liquidation Analysis includes estimates of cash and of certain expenditures, which for the purpose of the Liquidation Analysis were not calculated in accordance with GAAP. Non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the merger if the disclosure is included in a document such as this proxy statement/prospectus to comply with requirements under state laws, including case law.
In light of the foregoing factors and the uncertainties inherent in estimated cash balances, stockholders are cautioned not to place undue reliance, if any, on the Liquidation Analysis.
The below summary of the Liquidation Analysis is subject to the statements above, and it represents Gemini management’s estimates of the present value of Gemini’s cash which may be distributed to stockholders as permitted under applicable law pursuant to a plan of dissolution. Key assumptions underlying the Liquidation Analysis included that the first distribution permitted by the applicable court-approved process would be in January 2023, with a final distribution of remaining residual cash in 2026; that in January 2023 Gemini would be permitted to distribute between

75% and 85% of its then current net cash balance, with the remaining amounts retained to satisfy potential claims and to pay the continued costs of operations and to complete the court-approved process; that Gemini would have approximately $100.5 million of net cash as of January 2023, after deducting costs and expenses, including additional wind-down costs, payments of indebtedness and expenses related to the dissolution process; and no adjustments for taxes; these expenditures were forecasted to total approximately $6.67 million for the period from July 2022 through January 2023. The analysis resulted in a range of an estimated cash distribution per share in January 2023 of $1.64 to $1.86 per share, with a further present value per share for a future distribution in January 2026 of $0.31 per share to $0.52 per share, resulting in a range of aggregate present value per share of distributions of $2.16 to $2.17. Gemini management and its board of directors noted that these amounts were less than the range implied by the valuation analysis prepared by SVB Securities. See the section titled “—Opinion of Gemini’s Financial Advisor”.
Opinion of Gemini’s Financial Advisor
Introduction
Gemini retained SVB Securities as its financial advisor in connection with the merger and the other transactions contemplated by the Merger Agreement. In connection with this engagement, the Gemini Board requested that SVB Securities evaluate the fairness, from a financial point of view, to Gemini of the exchange ratio proposed to be paid by Gemini pursuant to the terms of the Merger Agreement. On August 9, 2022, SVB Securities rendered to the Gemini Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated August 9, 2022, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by SVB Securities in preparing its opinion, the exchange ratio proposed to be paid by Gemini pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Gemini. In providing its opinion, SVB Securities noted that the exchange ratio is subject to certain adjustments set forth in the Merger Agreement, and SVB Securities expressed no opinion as to any such adjustments.
The full text of the written opinion of SVB Securities, dated August 9, 2022, which describes the assumptions made and the qualifications and limitations upon the review undertaken by SVB Securities in preparing its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. The summary of the written opinion of SVB Securities set forth below is qualified in its entirety by the full text of the written opinion attached hereto as Annex B. SVB Securities’ financial advisory services and opinion were provided for the information and assistance of the Gemini Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Gemini Board’s consideration of the merger and the opinion of SVB Securities addressed only the fairness, from a financial point of view, as of the date thereof, to Gemini of the exchange ratio proposed to be paid by Gemini pursuant to the terms of the Merger Agreement. The opinion of SVB Securities did not address any other term or aspect of the Merger Agreement or the merger and does not constitute a recommendation to any stockholder of Gemini as to whether or how such holder should vote with respect to the merger or otherwise act with respect to the merger or any other matter.
The full text of the written opinion of SVB Securities should be read carefully in its entirety for a description of the assumptions made and the qualifications and limitations upon the review undertaken by SVB Securities in preparing its opinion.
In connection with rendering the opinion described above and performing its related financial analyses, SVB Securities reviewed, among other things:
•	a draft of the Merger Agreement, dated August 9, 2022;
•	a draft of the form of CVR Agreement to be entered into prior to the closing of the merger by Gemini and a rights agent, dated August 9, 2022;
•	Gemini’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as filed by Gemini with the SEC;
•	Gemini’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, as filed by Gemini with the SEC;
•	certain Current Reports on Form 8-K, as filed by Gemini with, or furnished by Gemini to, the SEC;
•
certain internal information, primarily related to expense forecasts, relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Gemini, as furnished to SVB Securities by the management of Gemini; and

•
certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including the Financial Projections (as defined below), and as modified by management of Gemini and furnished to, and approved for use by, SVB Securities by Gemini for purposes of SVB Securities’ analysis, as described below under “The Merger—Certain Unaudited Financial Projections” which are referred to in this summary of the opinion of SVB Securities as the “Financial Projections”, and which are collectively referred to in this summary of the opinion of SVB Securities as the “Internal Data”.

SVB Securities also conducted discussions with members of the senior management of Gemini and Disc and their respective advisors and representatives regarding the Internal Data as well as the past and current business, operations, financial condition and prospects of each of Gemini and Disc. In addition, SVB Securities reviewed certain financial data for Disc and compared that data to similar publicly available market, financial and other data for certain other companies, the securities of which are publicly traded, that SVB Securities believed to be comparable in certain respects to Disc. SVB Securities also conducted such other financial studies and analyses and took into account such other information as SVB Securities deemed appropriate.
SVB Securities assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by SVB Securities for purposes of its opinion and, with Gemini’s consent, SVB Securities relied upon such information as being complete and accurate. In that regard, SVB Securities was advised by Gemini, and assumed, at Gemini’s direction, that the Internal Data (including, without limitation, the Financial Projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Gemini and Disc as to the matters covered thereby and SVB Securities relied, at Gemini’s direction, on the Internal Data for purposes of SVB Securities’ analysis and its opinion. SVB Securities expressed no view or opinion as to the Internal Data (including, without limitation, the Financial Projections) or the assumptions on which they were based. The Gemini Board was aware that the management of Gemini did not provide SVB Securities with, and SVB Securities did not otherwise have access to, financial forecasts regarding Gemini’s business, other than the expense forecasts described above. Accordingly, SVB Securities did not perform a discounted cash flow analysis or any multiples-based analysis with respect to Gemini. In addition, at Gemini’s direction, SVB Securities did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Gemini or Disc, nor was SVB Securities furnished with any such evaluation or appraisal, and SVB Securities was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Gemini or Disc. Furthermore, at Gemini’s direction, SVB Securities ascribed no value to the contingent value rights issuable pursuant to the CVR Agreement.
SVB Securities assumed, at Gemini’s direction, that the final executed Merger Agreement would not differ in any respect material to SVB Securities’ analysis or its opinion from the last draft of the Merger Agreement reviewed by SVB Securities. SVB Securities also assumed, at Gemini’s direction, that the representations and warranties made by Disc and Gemini and Merger Sub in the Merger Agreement and the related agreements were and would continue to be true and correct in all respects material to SVB Securities’ analysis. Furthermore, SVB Securities assumed, at Gemini’s direction, that the merger would be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to SVB Securities’ analysis or SVB Securities’ opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the merger, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to SVB Securities’ analysis or SVB Securities’ opinion. SVB Securities did not evaluate and did not express any opinion as to the solvency or fair value of Gemini or Disc, or their respective abilities to pay their obligations when they come due, or as to the impact of the merger on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. SVB Securities is not a legal, regulatory, tax or accounting advisor, and SVB Securities expressed no opinion as to any legal, regulatory tax or accounting matters.
The opinion of SVB Securities expressed no view as to, and did not address, Gemini’s underlying business decision to proceed with or effect the merger, or the relative merits of the merger as compared to any alternative business strategies or transactions that might be available to Gemini or in which Gemini might engage. The opinion of SVB Securities was limited to and addressed only the fairness, from a financial point of view, as of the date of its opinion, to Gemini of the exchange ratio proposed to be paid by Gemini pursuant to the terms of the Merger Agreement. SVB Securities was not asked to, nor did it express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the other transactions contemplated by the Merger Agreement, including, without limitation, the structure or form of the merger or the other transactions contemplated by the Merger Agreement, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the merger or the other transactions contemplated by the Merger Agreement, including, without limitation, the fairness of the merger or any other term or aspect of the merger to, or any consideration to be received in connection therewith by, or the impact of the merger on, the holders of any other class of securities, creditors or other constituencies of Gemini or any other party. In addition, SVB Securities expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Gemini or any other party, or class of such persons in connection with the merger or the other transactions contemplated by the Merger Agreement, whether relative to the exchange ratio to be paid by Gemini pursuant to the terms of the Merger Agreement or otherwise. The opinion of SVB Securities was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to SVB Securities as of, the date of its written opinion, and SVB Securities does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of its opinion. SVB Securities’ opinion does not constitute a recommendation to any stockholder of Gemini as to whether or how such stockholder should vote with respect to the merger or otherwise act with respect to the transaction or any other matter.
SVB Securities’ financial advisory services and its opinion were provided for the information and assistance of the Gemini Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the merger and the other transactions contemplated by the Merger Agreement. SVB Securities’ opinion was approved by the SVB Securities LLC Fairness Opinion Review Committee.
Summary of Financial Analyses
The following is a summary of the material financial analyses prepared by SVB Securities and reviewed with the Gemini Board in connection its opinion, which was delivered orally to the Gemini Board on August 9, 2022 and subsequently confirmed in its written opinion, dated August 9, 2022. For purposes of the analyses described below, SVB Securities was directed to rely upon the Internal Data, including the Financial Projections. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, SVB Securities, nor does the order of the analyses described below represent the relative importance or weight given to those analyses by SVB Securities. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, SVB Securities did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Accordingly, SVB Securities believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying SVB Securities’ financial analyses and its opinion.
SVB Securities may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be the view of SVB Securities as to the actual value of Gemini. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by SVB Securities. In its analyses, SVB Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Gemini or any other parties to the merger and the other transactions contemplated by the Merger Agreement. None of Gemini, Disc, Merger Sub, SVB Securities or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Gemini or Disc do not purport to be appraisals or reflect the prices at which these companies may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 9, 2022 and is not necessarily indicative of current market conditions.

SVB Securities’ financial analyses and opinion were only one of many factors taken into consideration by the Gemini Board in its evaluation of the merger, as described under “The Merger—Gemini Reasons for the Merger.” Consequently, the analyses described above should not be viewed as determinative of the views of the Gemini Board or management of Gemini with respect to the exchange ratio or as to whether the Gemini Board would have been willing to determine that a different exchange ratio was fair. The exchange ratio, as well as the type of consideration payable in the merger, was determined through arm’s-length negotiations between Gemini and Disc and was approved by the Gemini Board. SVB Securities provided advice to Gemini during these negotiations. However, SVB Securities did not recommend any specific exchange ratio or other financial terms to Gemini or the Gemini Board or that any specific exchange ratio or other financial terms constituted the only appropriate consideration for the merger.
In preparing its analysis, SVB Securities took into account that the exchange ratio contained in the Merger Agreement is calculated by attributing equity values of $100,000,000 and $260,000,000 to Gemini and Disc, respectively, subject to certain adjustments set forth in the Merger Agreement and before giving effect to the pre-closing financing of Disc. SVB Securities expressed no opinion as to any such adjustments. For purposes of its analysis, SVB utilized the estimated exchange ratio of approximately 1.1052 shares of Gemini common stock for each share of Disc, based on Gemini’s and Disc’s respective capitalization as of August 9, 2022. For additional information, see “The Merger Agreement — Exchange Ratio.”
Valuation Analysis – Discounted Cash Flow
A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors, and then adding the present value equivalent of the terminal value of the business at the end of the applicable projection period. A discounted cash flow analysis is a widely accepted valuation methodology for development stage biotechnology companies, including valuations of companies whose primary product candidate is a pre-clinical product, and for which regulatory authorization to market the applicable product candidate may not be obtained, if at all, until several years into the future. For purposes of its discounted cash flow analysis, at the direction of Gemini, SVB Securities relied upon the Financial Projections. SVB Securities was advised by Gemini, and assumed, at Gemini’s direction, that the Financial Projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Gemini as to the matters covered thereby. As discussed under “—Certain Unaudited Financial Projections,” the Financial Projections reflect, among other things, cumulative probabilities of success of 27% for bitopertin and 25% for DISC-0974 for the treatment of myelofibrosis, and 15% for DISC-0974 for the treatment of anemia of chronic kidney disease. Gemini based these probabilities of success on industry benchmarks for probabilities of success for similarly situated product candidates. Probability of success analyses take into account a range of potential outcomes, including outcomes in which product candidates fail to achieve commercial launch due to commercial and regulatory uncertainty (including failure to obtain regulatory authorization to market the applicable product candidate) as well as economic and portfolio management decisions, and the probabilities of success used in the Financial Projections reflected, in the view of Gemini management, a variety of potential risks, including the risk of failure to obtain regulatory approval, risks to commercial launch and market acceptance, and potential competitive pressures SVB Securities was advised by Gemini that the Financial Projections did not include any specific assumptions regarding competitive market entrants. Gemini advised SVB Securities that it believed these probabilities of success were reasonable, based on a review of publicly available studies and industry practice and Gemini management’s professional experience. The Financial Projections, which Gemini management directed SVB to use in deriving its financial analyses, include revenues through 2041, which is the year that patent protections for bitopertin and DISC-0974 would have expired. Gemini advised SVB Securities that it believed it was reasonable to forecast revenues through the patent life of each product candidate, including in light of the assumption by Gemini management which assumed loss of patent exclusivity at 10 years in the United States (ending in 2036 for Bitopertin and 2038 for DSC-0974) and 12 years in Europe (ending in 2038 for Bitopertin and 2040 for DSC-0974), in each case following commercial launch.
SVB Securities’ discounted cash flow analysis calculated the estimated present value of the stand-alone, unlevered, after-tax free cash flows that Disc was forecasted to generate from January 1, 2023 through December 31, 2041, which unlevered, after-tax free cash flows were derived from the Financial Projections. SVB Securities estimated the net present value of unlevered, after-tax free cash flows after fiscal year 2041 by assuming an annual decline ranging from 30% to 50% of such cash flows in perpetuity, at the direction of Gemini management. These cash flows were discounted to present value as of January 1, 2023, using a discount rate ranging from 10% to 12%, derived from a weighted average cost of capital calculation for Disc, which SVB Securities performed utilizing the capital asset pricing model with inputs that SVB Securities determined were relevant based on publicly available data and SVB Securities’ professional judgment, including target capital structure, levered and unlevered betas for certain companies deemed by SVB Securities to be comparable to Disc, and the equity market risk premium and yields for U.S. treasury bonds,, and adjusted for an estimated net cash balance of $35.0 million as of December 31, 2022 as provided by management of Disc, in order to derive an implied equity value range for Disc.
This analysis resulted in an implied equity value for Disc of approximately $495 million to $795 million and a corresponding implied exchange ratio of approximately 2.1042x to 3.3794x.
Additional Factors Observed by SVB Securities – Disc Valuation Analysis – Selected Public Companies
As additional factors not part of its financial analyses but noted for reference purposes, SVB Securities reviewed publicly available information relating to the market capitalization of certain U.S.-listed publicly traded companies whose lead products at the time of this analysis were (1) being developed for the treatment of non-malignant hematological disorders or other rare diseases and (2) in early clinical development, selected based on SVB Securities’ professional judgment and experience. These companies, which are referred to as the Selected Companies, were:
Company	Lead Relevant Program	Indication	Development Phase	Equity Value (in millions)	Enterprise Value (in millions)	Adjusted Equity Value (in millions)
Design Therapeutics, Inc.	DT-216	Friedreich Ataxia	Phase 1	$1,309	$950	$821
Keros Therapeutics, Inc.	KER-050	Myelodysplastic Syndrome	Phase 2	918	703	615
Kezar Life Sciences Inc	Zetomipzomib	Lupus Nephritis	Phase 2	688	455	409
Pharvaris N.V.	PHA121	Hereditary Angioedema (HAE)	Phase 2	633	434	391
Imago BioSciences, Inc.	Bomedemstat	Essential Thrombocythemia	Phase 2	556	350	321
Edgewise Therapeutics, Inc.	EDG-5506	Becker Muscular Dystrophy	Phase 2	566	318	294
Rallybio Corporation	RLYB212	Prevention of Fetal and Neonatal Alloimmune Thrombocytopenia (FNAIT)	Phase 1	360	199	195
SVB Securities noted that although such companies had certain financial and operating characteristics that could be considered similar to those of Disc, none of the companies had the same management, make-up, technology, size or mix of businesses as Disc and, accordingly, there were inherent limitations on the applicability of such companies to the valuation analysis of Disc. SVB Securities did not utilize in its analysis data for three companies that generally met the criteria of being U.S.-listed publicly traded companies whose lead products were (1) being developed for the treatment of non-malignant hematological disorders or other rare diseases and (2) in early clinical development. These three companies were excluded based upon SVB Securities’ professional judgment that these companies were not comparable to Disc, in the first case, because the company had announced that a Phase 3 study for the company’s lead product failed to meet its primary endpoint, in the second case because the company had announced the completion of a Phase 2a clinical trial for its lead product that met the trial’s primary and secondary endpoints and, in the third case, because at the time SVB Securities selected the Selected Companies the company traded at an enterprise value of approximately negative $50 million.
SVB Securities calculated the aggregate enterprise value of each of the Selected Companies based upon the closing price of the common stock of each Selected Company on August 8, 2022 and the fully-diluted number of shares outstanding, using the treasury stock method. Using the 25th and 75th percentile of the Selected Companies, SVB

Securities derived an enterprise value range for Disc and then added Disc’s estimated net cash for year ending December 31, 2022 of $35.0 million to derive adjusted equity values for Disc. SVB Securities then applied a 20% illiquidity discount to the derived adjusted equity values for Disc. The results of this analysis are summarized as follows:
Adjusted Equity Value (in millions)
25th Percentile	$307
75th Percentile	512
SVB Securities compared these adjusted equity valuations to the proposed Disc valuation of $260.0 million based on the proposed valuation and ownership ratio in the Merger Agreement and also compared the resulting implied exchange ratio range of 1.2965x to 2.1679x to the exchange ratio.
General
SVB Securities LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. SVB Securities has provided certain investment banking services to Gemini from time to time, for which it has received compensation. In the past two years, SVB Securities served as a co-lead private placement agent for the private placement that Gemini conducted in connection with its February 2021 business combination transaction, for which it received fees of approximately $2.4 million. SVB Securities has never received any fees or compensation for services from Disc. In the ordinary course of business, SVB Securities and its affiliates have in the past provided, currently are providing and may in the future provide investment banking and commercial banking services to Gemini, or its affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of their trading and brokerage activities, SVB Securities or its affiliates have in the past and may in the future hold positions, for their own account or the accounts of their customers, in equity, debt or other securities of Gemini, Disc or their respective affiliates.
Consistent with applicable legal and regulatory requirements, SVB Securities has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, SVB Securities’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Gemini and the merger and other participants in the merger that differ from the views of SVB Securities’ investment banking personnel.
The Gemini Board selected SVB Securities to act as Gemini’s financial advisor in connection with the merger based on SVB Securities’ qualifications, reputation, experience and expertise in the biopharmaceutical industry, its knowledge of and involvement in recent transactions in the biopharmaceutical industry and its relationship and familiarity with Gemini and its business. SVB Securities is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger and the other transactions contemplated by the Merger Agreement.
In connection with SVB Securities’ services as financial advisor to Gemini, Gemini has agreed to pay SVB Securities an aggregate fee of $2.5 million, $750,000 of which became payable upon the rendering by SVB Securities of the opinion on August 9, 2022 and the remainder of which is payable contingent upon consummation of the merger. In addition, Gemini has agreed to reimburse certain of SVB Securities’ expenses arising, and to indemnify SVB Securities against certain liabilities that may arise, out of SVB Securities’ engagement. The terms of the fee arrangement between SVB Securities and Gemini, which are customary in transactions of this nature, were negotiated at arm’s length between SVB Securities and Gemini, and the Gemini Board was aware of the arrangement, including the fact that a significant portion of the fee payable to SVB Securities is contingent upon the completion of the merger and the other transactions contemplated by the Merger Agreement.
Certain Unaudited Financial Projections
As a matter of course, Gemini does not publicly disclose long-term projections of future financial results due to the inherent unpredictability and subjectivity of underlying assumptions and estimates. However, in connection with the Gemini Board’s evaluation of the merger, preliminary internal financial projections for Disc were prepared by the management of Disc and provided to the management of Gemini, and then adjusted by the management of Gemini (such adjusted projections, the “Financial Projections”) solely for use by SVB Securities in connection with the rendering of its fairness opinion and performing its related financial analyses, as described below under “The Merger—Opinion of Gemini’s Financial Advisor.” A summary of the Financial Projections is set forth below.

The inclusion of the Financial Projections should not be deemed an admission or representation by Gemini, SVB Securities, Disc or any of their respective officers, directors, affiliates, advisors, or other representatives with respect to such Financial Projections. The Financial Projections are not included to influence your views on the merger and are summarized in this proxy statement/prospectus solely to provide stockholders access to certain non-public information considered by the Gemini Board in connection with its evaluation of the merger and provided to Gemini’s financial advisor, SVB Securities, to assist with its financial analyses as described in the section titled “The Merger—Opinion of Gemini’s Financial Advisor.” The information from the Financial Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Disc in this proxy statement/prospectus. The Financial Projections constitute all material financial projections considered by the Gemini board of directors in reaching its recommendation relating to the Merger Agreement and the merger.
The Financial Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. Neither the independent registered public accounting firm of Gemini nor Disc nor any other independent accountant has audited, reviewed, compiled, examined or performed any procedures with respect to the accompanying unaudited prospective financial information for the purpose of its inclusion herein, and accordingly, neither the independent registered public accounting firm of Gemini nor Disc nor any other independent accountant expresses an opinion or provides any form of assurance with respect thereto for the purpose of this proxy statement/prospectus. The Ernst & Young LLP reports included and incorporated by reference in this proxy statement/prospectus relate to the previously issued financial statements of Gemini. The reports do not extend to the Financial Projections and should not be read to do so.
The Financial Projections include unlevered free cash flow, total adjusted revenue and net operating profit after tax, which are “non-GAAP financial measures” and which are financial performance measures that are not calculated in accordance with GAAP. Non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the merger if the disclosure is included in a document such as this proxy statement/prospectus to comply with requirements under state laws, including case law. The Financial Projections were provided to SVB Securities in order for it to render its Opinion and to the Gemini Board in connection with its consideration of the merger and the other transactions contemplated by the Merger Agreement and other strategic alternatives, and Gemini believes it has an obligation to disclose such projections under Delaware law, including applicable case law, in order to provide a fair summary of certain of the financial analyses and substantive work of SVB Securities and because the Financial Projections were relied upon by the Gemini Board in connection with its consideration of the merger and the other transactions contemplated by the Merger Agreement and other strategic alternatives. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the SVB Securities in connection with rendering its Opinion with respect to the merger, as further described in the section titled “The Merger—Opinion of Gemini’s Financial Advisor.” Accordingly, Gemini has not provided a reconciliation of the financial measures included in the Financial Projections to the relevant GAAP financial measures.
The financial projections prepared by Disc and supplied to Gemini were prepared solely for internal use as part of Disc’s ongoing strategic planning processes and are subjective in many respects. As a result, the Financial Projections, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Although Disc and Gemini believe their respective assumptions to be reasonable, all financial projections are inherently uncertain, and Disc and Gemini expect that differences will exist between actual and projected results. Although presented with numerical specificity, the Financial Projections reflect numerous variables, estimates, and assumptions made by Disc’s and Gemini’s respective management at the time the initial financial projections were prepared by Disc and adjusted by Gemini, and also reflect general business, economic, market, and financial conditions and other matters, all of which are difficult to predict and many of which are beyond Disc’s and

Gemini’s control. In addition, the Financial Projections cover an extended period of time, and this information by its nature becomes subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the estimates and assumptions made in preparing the Financial Projections will prove accurate or that any of the Financial Projections will be realized.
Gemini management and the Gemini Board believed that, while only forming a part of the analysis involved with the approval of the merger and the related transactions and the Gemini Board’s recommendation of approval to Gemini stockholders, it was nonetheless helpful to the Gemini Board’s process and determinations to review potential forecasted financial information given that Disc is a clinical stage company and the performance of the combined company following the closing of the merger would be contingent upon, in part, the market opportunity for Disc, and as a result Gemini management prepared the Financial Projections. As noted above, Disc provided certain forecasted financial information to Gemini, but Gemini management desired to revise such forecasted financial information, including with respect to various of the underlying assumptions, and therefore Gemini believed that a revised set of forecasts with adjusted assumptions would be more appropriate for the Gemini Board to consider in connection with evaluating the merger, including for SVB Securities to use in connection with its financial analysis. In particular, as described further below, Gemini management believed that the financial forecasts provided by Disc represented an upside case, and that the below adjustments to the assumptions would be necessary for the forecasts to be appropriate to be provided to the Gemini Board and to be used by SVB in connection with its financial analyses.
The Financial Projections are based on numerous variables and assumptions that were deemed to be reasonable as of the date on which such forecasts were finalized (as of August 9, 2022), including, among other things, Disc's and Gemini's respective expectations, which may not prove to be accurate, relating to the business, earnings, cash flow, assets, liabilities and prospects of Disc, industry metrics and the regulatory and commercial probability of success and expenses adjusted on the basis thereof. Gemini management believed these assumptions to be reasonable based on, among other things, Gemini’s due diligence of Disc and its industry as well as the conservativism of the Financial Projections in relation to the financial forecasts prepared by Disc management. The Financial Projections were prepared in good faith by Gemini’s management based on management’s reasonable best estimates and facts, circumstances and information available at the time.
The material differences between the financial forecasts prepared by Disc and the Financial Projections are listed below:
•
the financial forecasts prepared by Disc assumed sales would be made in the United States and throughout Europe, while the Financial Projections reflected a 10% downward adjustment made by Gemini management to projected net sales applied by Gemini management to approximate sales only being made into the United States, the United Kingdom, France, Italy, Germany and Spain);

•
the financial forecasts prepared by Disc assumed marketing exclusivity for Bitopertin during the full patent period, while the Financial Projections assumed loss of exclusivity at 10 years in the United States (ending in 2036 for Bitopertin) and 12 years in Europe (ending in 2039 for Bitopertin) resulting in accelerated declines in forecasted revenues beginning from those periods;

•
while the financial forecasts provided by Disc did not reflect any risk adjustments based on probability of success, the estimated revenues included in the Financial Forecasts were further reduced to reflect cumulative probabilities of success of 27% for bitopertin and 25% for DISC-0974 for the treatment of myelofibrosis, and 15% for DISC-0974 for the treatment of anemia of chronic kidney disease (and therefore probabilities of failure of 73%, 75% and 85%, respectively), which probabilities of success were based on industry benchmarks and publicly available publications for probabilities of success for similarly situated product candidates and for which Gemini management believed to be reasonable, based on a review of publicly available studies and industry practice, including Estimation of Clinical Trial Success Rates and Related Parameters, Wong, Siah, Lo, Biostatistics, Vol. 20, Issue 2 (2019), Project ALPHA - Analytics for Life-sciences Professionals and Healthcare Advocates, Calculation of Probability of Success Rates, Massachusetts Institute of Technology (2022), and Clinical Development Success Rates and Contributing Factors 2011-2020, Biotechnology Innovation Organization, Informa Pharma Intelligence, and QLS Advisors (2021); probability of success analyses take into account a range of potential outcomes, including outcomes in which product candidates fail to achieve commercial launch due to commercial and regulatory uncertainty (including failure to obtain regulatory authorization to market the applicable product candidate) as well as economic and portfolio management decisions; and these probabilities of success were applied to risk-adjust the revenues included in the Financial Projections, and therefore the projected Net Operating Profit After Tax and Unlevered Free Cash Flows reflected below also reflected the risk and adjustments based on these probabilities of success;
•
in the Financial Projections, no amounts were allocated to Disc's other pipeline product candidates, and the Financial Projections did not assume any acquisitions of additional product candidates or the approval of product candidates other than bitopertin and DISC-0974;

•
the adjusted net sales included in the Financial Projections were adjusted downward to reflect the cumulative probabilities of success described above, while the financial forecasts prepared by Disc management were not risk-adjusted based on any probability of success, though the above described probabilities of success reflected, in the view of Gemini management, a variety of potential risks, including the risk of failure to obtain regulatory approval, risks to commercial launch and market acceptance, and potential competitive pressures, though the Financial Projections did not include any specific assumptions regarding competitive market entrants;

•	the Financial Projections assumed a tax rate of 25%;
•
the Financial Projections assumed additional depreciation and amortization and required capital expenditures equal to 2% of risk-adjusted revenues, and further assumed additional changes in net working capital equal to 10% of revenue, which had the effect of reducing unlevered free cash flow, while the Disc forecasts did not reflect any such adjustments; and

•
the Financial Projections assumed a one-year delay in the timing of commercial launch of bitopertin until the second half of 2026 and the Financial Projections assumed approval of bitopertin for the treatment of erythropoietic porphyrias in 2026, DISC-0974 for the treatment of myelofibrosis in 2028, and DISC-0974 for the treatment of anemia of chronic kidney disease in 2030.

The other material assumptions underlying the Financial Projections were the following:
•
the adjusted net sales will include sales in the United States and Europe (reflecting the downward 10% adjustment, as compared to the financial forecasts prepared by Disc, to projected net sales applied by Gemini management to approximate sales only being made into the United States, the United Kingdom, France, Italy, Germany and Spain, as described above) and their associated operating expenses;

•	inclusion of the potential benefit from net operating loss and usage;
•
the Financial Projections did not reflect any amounts allocated to Disc's other pipeline product candidates; the Financial Projections did not assume any acquisitions of additional product candidates or the approval of product candidates other than bitopertin and DISC-0974; the Financial Projections did not include any expected sales outside of the United States and Europe (and sales in Europe reflected to the downward adjustment to projected net sales applied by Gemini management to approximate sales only being made into the United States, the United Kingdom, France, Italy, Germany and Spain); and Disc did not provide, and Gemini management did not independently incorporate, specific assumptions regarding the market opportunity, however, Gemini management believed that the revenue projections were reasonable in light of the other assumptions (including with the adjustments made by Gemini management, as well as the topline reduction of forecasted revenues applied by Gemini management); and

•
a forecast period through 2041, which reflected Disc's expectations regarding the expected period of patent term exclusivity for each of bitopertin and DISC-0974, which forecast period Gemini management and the Gemini board of directors believed was reasonable, particularly for the use and preparation of financial forecasts in the biotechnology industry given the anticipated timing for the initiation of commercial sales and the anticipated period of patent term exclusivity, as well as in light of the other assumptions underlying the Financial Projections (including reflecting the adjustments made by Gemini management, such as assuming loss of patent exclusivity for Bitopertin at 10 years in the United States (ending in 2036) and 12 years in Europe (ending in 2039), in each case following commercial launch).

The foregoing represents the material assumptions underlying the Financial Projections. In addition, while the Financial Forecasts reflect the blended probability of success assessments described above for each of Disc’s product candidates, if one or both of these product candidates are not approved then actual results will differ materially, including the potential for one or both of these product candidates to generate no revenue at all. In particular, the Financial Projections extend for a period of 19 years and the risks and uncertainties regarding the Financial Projections, including the potential for adverse developments such as delays in obtaining or failure to obtain regulatory approvals and additional competition or changes in the competitive or regulatory landscape, increase each successive year. For a description of these and other risks related to the Financial Forecasts, see “Risks Related to the Merger—The financial projections for Disc included in this proxy statement/prospectus under “The Merger --Certain Unaudited Financial Projections'', which were considered by the Gemini Board in evaluating the Merger and used by Gemini's financial advisor in rendering its fairness opinion and performing its related financial analyses, reflect numerous variables, estimates and assumptions and are inherently uncertain. If any of these variables, estimates and assumptions prove to be wrong, such as the assumptions relating to the approval of Disc's product candidates, the actual results for the combined company's business may be materially different than the results reflected in the financial projections”. The Financial Projections are subject to many additional risks and uncertainties and you are urged to review the section titled “Risk Factors” for a description of risk factors relating to the merger and Disc’s business. You should also read the section titled “Cautionary Note Concerning Forward-Looking Statements” for additional information regarding the risks inherent in forward-looking information such as the Financial Projections.
The inclusion of the Financial Projections herein should not be regarded as an indication that Gemini, SVB Securities, Disc or any of their respective affiliates or representatives considered or consider the Financial Projections to be necessarily indicative of actual future events, and the Financial Projections should not be relied upon as such. The Financial Projections do not take into account any circumstances or events occurring after the date they were prepared. Gemini and the combined company do not intend to, and disclaim any obligation to, update, correct, or otherwise revise the Financial Projections to reflect circumstances existing or arising after the date the Financial Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions or other information underlying the Financial Projections are shown to be in error. Furthermore, the Financial Projections do not take into account the effect of any failure of the merger to be consummated and should not be viewed as accurate or continuing in that context.
In light of the foregoing factors and the uncertainties inherent in financial projections, stockholders are cautioned not to place undue reliance, if any, on the Financial Projections.
The following table, which is subject to the financial projection statements above, presents (in millions) a summary of the Financial Projections, which represent the preliminary internal financial projections for Disc as such financial projections were adjusted by the management of Gemini solely for use by SVB Securities in connection with the rendering of its Opinion and performing related financial analysis and made available to the Gemini Board. As discussed above, Gemini management and the Gemini board of directors believed the time period of the Financial Projections was reasonable, particularly for the use and preparation of financial forecasts in the biotechnology industry given the anticipated timing for the initiation of commercial sales and the anticipated period of patent term exclusivity, as well as the fact that, were a shorter projections period selected, Gemini management would have then ascribed a greater value to the “terminal value,” or the value beyond the forecast period, given the anticipated timing for revenues of the product candidates if approved, which in the judgment of Gemini management was more uncertain and not as clear as reflecting a longer forecast period and estimating values for the applicable years during the applicable exclusivity period.
	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E
Total Revenue(1)	0	0	0	$16	$59	$113	$164	$234	$375	$508	$646	$759	$867	$949	$978	$1,015	$1,005	$1,006	$1,017
Net Operating Profit After Tax(2)	($71)	($91)	($105)	($123)	($115)	($81)	($21)	$48	$142	$237	$330	$323	$387	$430	$442	$456	$450	$444	$446
Unlevered Free Cash Flow(3)	($71)	($91)	($105)	($124	($119)	$(87)	($26)	$41	$128	$224	$316	$312	$375	$422	$439	$453	$451	$444	$445
(1)	Equal to total risk-adjusted revenue.
(2)	Equal to total adjusted revenue less cost of goods sold, research and development expenses, sales and marketing expense, taxes and general and administrative expense.
(3)	Unlevered free cash flow is defined as net operating profit after tax, less change in working capital.
Interests of Gemini Directors and Executive Officers in the Merger
In considering the recommendation of the Gemini board of directors with respect to issuing shares of Gemini common stock in the merger and the other matters to be acted upon by the Gemini stockholders at the Gemini special meeting, the Gemini stockholders should be aware that Gemini’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Gemini’s stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.
The Gemini board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the merger, and to recommend that the Gemini stockholders approve the proposals to be presented to the Gemini stockholders for consideration at the Gemini special meeting as contemplated by this proxy statement/prospectus.
Ownership Interests
As of September 30, 2022, Gemini’s current non-employee directors and executive officers beneficially owned, in the aggregate, approximately 17,615 of the shares of Gemini common stock, which for purposes of this subsection excludes any Gemini shares issuable upon exercise or settlement of Gemini stock options or Gemini RSUs held by such individuals. The affirmative vote of a majority of votes cast at the Gemini special meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 3, 4 and 5. The affirmative vote of the holders of a majority of the outstanding shares of Gemini capital stock entitled to vote at the Gemini special meeting is required for approval of Proposal No. 2. As of November 21, 2022, certain Gemini stockholders who in the aggregate owned approximately 36% of the outstanding shares of Gemini have entered into a support agreement in connection with the merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 200 of this proxy statement/prospectus.
Certain Gemini stockholders affiliated with Gemini’s directors also currently hold shares of Gemini common stock. The table below sets forth the ownership of Gemini common stock by affiliates of Gemini’s directors as of September 30, 2022.
Stockholder	Number of Shares of Common Stock held
Entities affiliated with Orbimed Private Investments VI, LP (1)	5,826,224
Entities affiliated with Atlas Ventures (2)	5,254,365
FS Development Holdings, LLC (3)	4,870,250
(1)
Represents 5,826,224 shares held by OrbiMed Private Investments VI, LP. OrbiMed Capital GP VI LLC, or GP VI, is the general partner of OrbiMed Private Investments VI, LP, or OPI VI. OrbiMed Advisors LLC, or OrbiMed Advisors, is the managing member of GP VI. By virtue of such relationships, OrbiMed Advisors and GP VI may be deemed to have voting and investment power with respect to the shares held by OPI VI and as a result may be deemed to have beneficial ownership of these shares. OrbiMed Advisors exercises investment and voting power through a management committee comprised of Carl Gordon, Sven H. Borho, and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the shares held by OPI.

(2)
Represents 4,015,045 shares held by Atlas Venture Fund X, L.P. (“Atlas Fund X”), 729,320 shares held by Atlas Venture Opportunity Fund I, L.P. (“Atlas Fund I”), and 510,000 shares held by Atlas Venture Fund XII, L.P. (“Atlas Fund XII”). Atlas Venture Associates X, L.P. is the general partner of Atlas Fund X, and Atlas Venture Associates X, LLC is the general partner of Atlas Venture Associates X, L.P. Each of Atlas Fund X, Atlas Venture Associates X, L.P., and Atlas Venture Associates X, LLC may be deemed to beneficially own the shares held by Atlas Fund X. Each of Atlas Venture Associates X, L.P. and Atlas Venture Associates X, LLC disclaim Section 16 beneficial ownership of the securities owned by Atlas Fund X, except to the extent of its pecuniary interest therein, if any. Atlas Venture Associates Opportunity I, L.P. is the general partner of Atlas Fund I, and Atlas Venture Associates Opportunity I, LLC, or AVAO, LLC, is the general partner of Atlas Venture Associates Opportunity I, L.P. Each of Atlas Fund I, Atlas Venture Associates Opportunity I, L.P. and AVAO, LLC may be deemed to beneficially own the shares held by Atlas Fund I. Each of Atlas Venture Associates Opportunity I, L.P. and AVAO LLC disclaim Section 16 beneficial ownership of the securities owned by Atlas Fund I, except to the extent of its pecuniary interest therein, if any. The general partner of Atlas Fund XII is Atlas Venture Associates XII, L.P. (“AVA XII LP”). Atlas Venture Associates XII, LLC (“AVA XII LLC”) is the general partner of AVA XII LP. Each of Atlas Fund XII, AVA XII LP, and AVA XII LLC may be deemed to beneficially own the shares held by Atlas Fund XII. Each of AVA XII LP and AVA XII LLC disclaim Section 16 beneficial ownership of the securities owned by Atlas Fund XII, except to the extent of its pecuniary interest therein, if any.

(3)
FS Development Holdings, LLC is the record holder of 4,870,250 shares reported herein. Foresite Capital Management V, LLC (“FCM V”), is the general partner of Foresite Capital Fund V LP (“FCM V LP”) and Foresite Capital Opportunity Management V, LLC (“FCOM V”) is the general partner of Foresite Capital Opportunity Fund V, L.P. (“FCOM LP”), with FCM LP and FCOM LP being the sole members of FS Development Holdings, LLC. FCM V and FCOM V, as general managers of the sole members, have voting and investment discretion with respect to the common stock held of record by FS Development Holdings, LLC. Dr. Tananbaum, in his capacity as managing member of FCM V and FCOM V, may be deemed to have voting and investment discretion over these shares. Each of FCM V LP, FCOM LP, FCM V, FCOM V and Dr. Tananbaum disclaim beneficial ownership of these shares except to the extent of any pecuniary interest therein.

Treatment of Gemini Stock Options
Under the Merger Agreement, all outstanding options to purchase shares of Gemini’s common stock will continue, on and after the closing of the merger, in accordance with their terms as of immediately prior to the effective time of the merger. However, the Merger Agreement also provides that the stock options to purchase shares of Gemini’s common stock held by each of Georges Gemayel, Carl Gordon, David Lubner, Tuyen Ong, Jason Rhodes and Jim Tananbaum will, to the extent they do not already accelerate and become exercisable in full in accordance with their terms, accelerate and become exercisable in full upon the closing of the merger. The number of shares of Gemini’s common stock underlying Gemini’s outstanding options will be decreased, and the exercise price of such options will be increased, to reflect the proposed reverse stock split.
Gemini estimates that the aggregate amount that would be payable, net of exercise price, to each of the individuals who are or were at any point after March 31, 2022, Gemini’s executive officers as a group and to Gemini’s current non-employee directors as a group if they exercised their Gemini options, whether vested or unvested, and immediately sold the common stock of Gemini acquired upon exercise is $0 and $0, respectively. The amounts above are determined using a per share Gemini stock price of $1.828, which is the average closing trading price of Gemini common stock over the first five business days following the first public announcement of the transactions contemplated by the Merger Agreement.
The table below sets forth information regarding the Gemini stock options held as of September 30, 2022, before giving effect to any vesting acceleration provided for in the applicable option award agreement or the Merger Agreement, by each of the individuals who are or were at any point after March 31, 2022, Gemini’s executive officers and Gemini’s current non-employee directors. The number of shares of Gemini common stock underlying such options and the applicable exercise prices of such options will be adjusted appropriately to reflect the proposed reverse stock split.
Name	Number of Vested Gemini Options Held	Weighted Average Exercise Price of Vested Gemini Options	Number of Unvested Gemini Options Held	Weighted Average Exercise Price of Unvested Gemini Options
Executive Officers
George Gemayel, Ph.D.	435,780	$3.42	443,719	$3.69
Brian Piekos	174,639	$12.60	246,675	$12.60
Samuel Barone, M.D.	79,753	$12.59	0	$0
Non-Employee Directors
Carl Gordon, Ph.D., CFA	0	$0	17,245	$3.80
David Lubner	66,053	$10.75	60,678	$11.81
Tuyen Ong, M.D., MRCOphth	60,961	$10.87	78,769	$9.90
Jason Rhodes	0	$0	17,245	$3.80
Jim Tananbaum, M.D.	0	$0	17,245	$3.80
Treatment of Gemini RSUs
Under the Merger Agreement, all outstanding Gemini RSUs will continue, on and after the closing of the merger, in accordance with their terms as of immediately prior to the effective time of the merger, including those Gemini RSUs held by Gemini’s executive officers. However, the Merger Agreement also provides that the RSUs granted to Brian Piekos on October 18, 2021 will accelerate and vest in full at the closing of the merger. The number of outstanding RSUs will be decreased to reflect the proposed reverse stock split.

The table below sets forth information regarding the Gemini RSUs held as of September 30, 2022, before giving effect to any vesting acceleration provided for in the applicable RSU award agreement or in the Merger Agreement, by each of the individuals who are or were at any point after March 31, 2022, Gemini’s executive officers and Gemini’s current non-employee directors and the value of such RSUs based on a per share Gemini stock price of $1.828, which is the average closing trading price of Gemini common stock over the first five business days following the first public announcement of the transactions contemplated by the Merger Agreement, prior to giving effect to the proposed reverse stock split.
Name	Number of Gemini RSUs Held	Value of Gemini RSUs
Executive Officers
George Gemayel, Ph.D.	0	—
Brian Piekos	371,596	$679,277
Samuel Barone, M.D.	0	—
Non-Employee Directors
Carl Gordon, Ph.D., CFA	0	—
David Lubner	0	—
Tuyen Ong, M.D., MRCOphth	0	—
Jason Rhodes	0	—
Jim Tananbaum, M.D.	0	—
Director Positions Following the Merger
Georges Gemayel is currently the Executive Chairperson of the Gemini’s board of directors and will continue as a director of the combined company after the effective time of the merger.
Indemnification and Insurance
For a discussion of the indemnification and insurance provisions related to the Gemini directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement—Indemnification and Insurance for Directors and Officers” beginning on page 193 below.
Director Compensation
Gemini compensates its non-employee directors for their service on the Gemini board of directors pursuant to its non-employee director compensation policy but does not provide compensation to Mr. Gemayel other than for his service as an employee of Gemini. Non-employee members of the Gemini board of directors receive cash compensation, payable in quarterly installments, in arrears following the end of each quarter in which service occurred, prorated for any months of partial service. Pursuant to the non-employee director compensation policy, non-employee directors are also eligible to receive initial and annual grants of stock options. Each initial and annual stock option granted to Gemini’s non-employee directors, including those options granted to Mr. Gemayel prior to his becoming Executive Chairperson, vests and becomes exercisable in full upon the occurrence of a “sale event” as defined in the Company’s 2021 Stock Option and Incentive Plan, as amended from time to time. The merger will constitute a “sale event” for purposes of the stock options granted to Gemini’s non-employee directors. In addition, if a non-employee director ceases to serve as a non-employee director for any reason other than his death, the option shall be exercisable, to the extent vested, for a period of six months following the date of such cessation of services, provided, however, that no option shall remain exercisable following the expiration of its term.
Following the closing, Georges Gemayel will be eligible to be compensated as a non-employee director of the combined company pursuant to the non-employee director compensation policy following the effective time of the merger.
Executive Employment and Retention Arrangements
Gemini entered into an employment agreement with Mr. Piekos in connection with his commencement of employment as Gemini’s Chief Financial Officer, pursuant to which he is eligible to receive certain severance payments and benefits in the event of certain terminations of his employment. Pursuant to his employment agreement, if Mr. Piekos is terminated by Gemini without “Cause” or he resigns employment for “Good Reason” (each, as defined below) within 12 months following a “Change in Control” (defined in Mr. Piekos’s employment agreement to have the same meaning as “sale event” and which would include the merger) and subject to delivery to Gemini and effectiveness of a separation agreement including a general release of claims in favor of Gemini, Mr. Piekos will be entitled to: (a) a lump-sum payment in cash equal to the sum of his current base salary (or his base salary in effect immediately prior to the Change in Control, if higher) and his target bonus for the year in which his termination occurs, (b) full accelerated vesting of any then-outstanding equity awards as of the later of (i) the date of his termination of employment or (ii) the effective date of the separation agreement, and (c) if he elects to continue his health benefits under COBRA, monthly COBRA premiums paid by Gemini until the earliest of (i) the 12-month anniversary of the date of his termination of employment, (ii) the date Mr. Piekos becomes eligible for health insurance through another employer, and (iii) the cessation of Mr. Piekos’s continuation rights under COBRA.
In the event that Mr. Piekos is entitled to any garden leave payments for the post-employment portion of the period during which he must comply with certain nonsolicit and noncompetition restrictive covenants, cash severance amounts payable to him under his employment agreement will be reduced by the amount of garden leave payments paid or to be paid to him in the same calendar year.
For purposes of Mr. Piekos’s employment agreement, “Cause” means, in summary: (i) conduct by Mr. Piekos constituting a material act of misconduct in connection with the performance of his duties; (ii) the commission by Mr. Piekos of any felony or a misdemeanor involving moral turpitude, deceit, dishonesty or fraud, or any conduct by him that would reasonably be expected to result in material injury or reputational harm to Gemini; (iii) unsatisfactory performance by Mr. Piekos of a material responsibility (other than by reason of his physical or mental illness, incapacity or disability) as reasonably determined by Gemini’s chief executive officer, which has continued for not less than 30 days following written notice from the chief executive officer that identifies the unsatisfactory performance; (iv) a breach by Mr. Piekos of any of the restrictive covenant provisions of his employment agreement; (v) a material violation by Mr. Piekos of Gemini’s written employment policies; or (vi) failure to cooperate with a bona fide internal investigation or investigation by regulatory or law enforcement authorities, after being instructed by Gemini to cooperate or the willful destruction or failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation. For purposes of Mr. Piekos’s employment agreement, “Good Reason” means, in summary, that Mr. Piekos has complied with the good reason process (described below) following the occurrence of any of the following events: (i) reduction of his base salary without his prior consent (other than in connection with, and substantially proportionate to, reductions by Gemini of the compensation of Gemini’s management employees); (ii) material diminution in Mr. Piekos’s responsibilities, authority or duties, without his prior consent; (iii) unless he and Gemini mutually agree the remote work location for Mr. Piekos, relocation of Gemini’s offices more than 100 miles away from the current location without Mr. Piekos’s prior consent; or (iv) any material breach by Gemini or any successor thereto of Mr. Piekos’s employment agreement. In order to comply with the good reason process, (i) Mr. Piekos must reasonably determine in good faith that a “Good Reason” condition has occurred; (ii) Mr. Piekos must notify Gemini in writing of the first occurrence of the Good Reason condition within 90 days of the first occurrence of the condition; (iii) Mr. Piekos must cooperate in good faith with Gemini’s efforts, for a period of not less than 30 days following such notice to remedy the condition; and (iv) if the Good Reason condition continues to exist following such cure period, Mr. Piekos must terminate his employment within 30 days after the end of the cure period.
In addition, Gemini entered into a retention agreement with Mr. Piekos providing that if he remains employed through the closing date of a sale event which occurs on or prior to December 31, 2023 (which is referred to as a “qualifying sale event”), or if his employment is terminated without Cause (as defined in his employment agreement) prior to the closing of such a qualifying sale event, Gemini will pay Mr. Piekos a one-time cash retention bonus of $212,625, within thirty days of the closing date. The retention bonus payment is subject to proration, based on the number of days of active service provided by Mr. Piekos from the date of the retention agreement through the closing date of the qualifying sale event, if he is terminated by Gemini without Cause or Mr. Piekos takes a leave of absence from Gemini for any reason for a period longer than four weeks after the date of the agreement but before the closing date of the sale event. The retention agreement also provided for the grant of 280,876 Gemini RSUs to Mr. Piekos which RSUs vest on the first anniversary of the date of grant of the award, provided that if a sale event occurs prior to such vesting date and within 12 months of the closing date of the sale event Mr. Piekos’s service relationship is terminated by Gemini (or its successor) without Cause, then, as of the date of such termination, 100% of the unvested portion of the RSUs will accelerate and vest.

Limitations of Liability and Indemnification
In addition to the indemnification obligations required by the amended and restated certificate of incorporation and the amended and restated by-laws of Gemini, Gemini has entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of Gemini’s directors and executive officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Gemini. Gemini believes that these restated certificate of incorporation provisions, amended and restated by-laws provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the merger that has been paid or may become payable to each of Gemini’s named executive officers, in accordance with SEC rules. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section Gemini uses this term to describe this merger-related compensation payable to Gemini’s named executive officers for the year ended December 31, 2021, who are Jason Meyenburg, Gemini’s former Chief Executive Officer and President, Brian Piekos, Gemini’s Chief Financial Officer and Chief Business Officer, Samuel Barone, M.D., Gemini’s former Chief Medical Officer and Scott Lauder, Ph.D., Gemini’s former Chief Technology Officer.
The table below summarizes the potential golden parachute compensation, if any, that each named executive officer received from Gemini (in the case of each of Mr. Meyenburg, Dr. Barone and Dr. Lauder) or could be entitled to receive from Gemini (in the case of Mr. Piekos) if the merger is completed. It is currently expected that Mr. Piekos will not continue to be employed by Gemini following the closing and, accordingly, will be entitled to receive the severance and other benefits described above and below, which are contingent upon the occurrence of a change in control and qualifying termination of his employment. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Accordingly, the actual amounts, if any, to be received may differ in material respects from the amounts set forth below. Furthermore, the amounts set forth in the table below do not reflect any adjustments (to the applicable number of shares and/or exercise prices) that would be made following the proposed reverse stock split or any reductions in payments or benefits that would result from a cutback of such amounts under applicable agreements or otherwise in light of the adverse tax consequences under Sections 280G and 4999 of the Code.
The amounts set forth below represent an estimate of each named executive officer’s golden parachute compensation, assuming the following:
•	consummation of the merger constitutes a change in control and a qualifying sale event for purposes of the applicable compensation plan, arrangement or agreement;
•	the merger was consummated on September 30, 2022;
•	Mr. Piekos’ employment is terminated by Gemini without Cause or by him with Good Reason (as each such term is defined in his employment agreement, as described above) immediately following the merger;
•
the value of the vesting acceleration of the named executive officers’ equity awards is calculated based on a price per share of Gemini common stock of $1.828, which represents the average closing market price of Gemini’s common stock over the first five business days following the first public announcement of the transaction (which occurred on August 10, 2022); and

•
payments made to each of Jason Meyenburg and Samuel Barone pursuant to the terms of his advisory agreement with Gemini (under which he provides consulting services to Gemini) are not made in connection with the merger.

Name	Cash(4)	Equity(5)	Perquisites/ benefits	Total
Jason Meyenburg, former Chief Executive Officer and President(1)	—	—	—	—
Brian Piekos, Chief Financial Officer and Chief Business Officer	$807,975	$679,277	$27,317	$1,514,569
Samuel Barone, M.D., former Chief Medical Officer(2)	—	—	—	—
Scott Lauder, Ph.D.. former Chief Technology Officer(3)	—	—	—	—
(1)	Mr. Meyenburg is Gemini’s former Chief Executive Officer and President and is no longer an employee of Gemini.

(2)	Dr. Barone is Gemini’s former Chief Medical Officer and is no longer an employee of Gemini.
(3)	Dr. Lauder is Gemini’s former Chief Technology Officer and is no longer an employee of Gemini.
(4)
The amount listed in this column represents, in the case of Mr. Piekos, (i) a lump-sum payment in cash equal to the sum of Mr. Piekos’ base salary in effect as of September 30, 2022 ($425,250) and his target bonus for 2022 ($170,100), payable, in accordance with the terms of his employment agreement, within sixty days after the date of his termination of employment, and (ii) a lump-sum payment in cash equal to $212,625, payable, in accordance with the terms of his retention agreement, within thirty days of the closing of the merger. The cash payment payable pursuant to his employment agreement is a double-trigger benefit in that it will be paid only if Mr. Piekos experiences a qualifying termination of employment within 12 months following the closing of the merger. The cash payment payable pursuant to his retention agreement is a single-trigger benefit, which will be triggered by the consummation of the merger, without regard to whether Mr. Piekos’ employment is also terminated.

(5)
The amount listed in this column represents the value of the unvested Gemini stock options, to the extent they are in-the-money, and Gemini RSUs held by the named executive officers as of September 30, 2022 that would vest in connection with the merger. Gemini stock options granted to Mr. Meyenburg on March 11, 2020 and November 12, 2019, to the extent unvested, would have vested in full, on a single trigger basis, upon consummation of the merger in accordance with their terms. Pursuant to Mr. Meyenburg’s Separation Agreement and Release with Gemini entered into in connection with his termination of employment with Gemini, his unvested options would have remained exercisable until the earlier of (i) the original expiration date of such options, and (ii) 180 days following the date on which Mr. Meyenburg’s Advisory Agreement with Gemini, which was also entered into in connection with his termination of employment with Gemini and pursuant to which he provides certain consulting services to Gemini, terminates. However, pursuant to the first amendment to Mr. Meyenburg’s Advisory Agreement with Gemini, which became effective on July 24, 2022, the unvested portion of all Gemini equity awards held by Mr. Meyenburg as of such date (including the Gemini stock options that would otherwise have vested upon the consummation of the merger) were cancelled, effective as of July 24, 2022, for no consideration. Therefore, as of September 30, 2022, Mr. Meyenburg had no unvested options and Mr. Meyenburg will not receive any consideration in respect of such unvested equity awards in connection with the merger. Pursuant to his employment agreement, in the event of the termination of his employment by Gemini without Cause or by him for Good Reason within twelve months following the closing of the merger, all stock options and other stock-based awards held by Mr. Piekos will immediately accelerate and become fully exercisable or nonforfeitable (i.e., on a double trigger basis) as of the later of (i) the date of his termination of employment or (ii) the effective date of a separation and release agreement between him and Gemini. However, pursuant to the terms of the Merger Agreement, the 90,720 RSUs granted to Mr. Piekos on October 18, 2021 will accelerate and vest in full, on a single-trigger basis, at the closing of the merger, without regard to whether Mr. Piekos’ employment is also terminated. The value reflected above is, with respect to Gemini RSUs, based on a price per share of Gemini common stock of $1.828 which represents the average closing market price of Gemini’s common stock over the first five business days following the first public announcement of the transaction, and, with respect to Gemini stock options, based on the extent, if any, to which the assumed Gemini common stock price of $1.828 exceeds the exercise price of any unvested options held, as of September 30, 2022, by the named executive officer.

Name	Number of Unvested Gemini Options to Accelerate Held	Value of Accelerated Gemini Options	Number of Unvested Gemini RSUs to Accelerate Held	Value of Accelerated Gemini RSUs
Jason Meyenburg	0(a)	—	—	—
Brian Piekos	246,675	—	371,596	$679,277
Samuel Barone	—	—	—	—
Scott Lauder	—	—	—	—
(a)
The unvested Gemini stock options held by Mr. Meyenburg as of July 24, 2022 were forfeited in accordance with the terms of the first amendment to Mr. Meyenburg’s Advisory Agreement with Gemini, which first amendment became effective on July 24, 2022.

Interests of Disc Directors and Executive Officers in the Merger
In considering the recommendation of the Disc board of directors with respect to approving the merger, stockholders should be aware that Disc’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Disc stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.
The board of directors of Disc was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the merger, and to recommend that the Disc stockholders approve the merger as contemplated by this proxy statement/prospectus.
Ownership Interests
As of August 9, 2022, Disc’s current non-employee directors and executive officers beneficially owned, in the aggregate approximately 0.57% of the shares of Disc capital stock, which for purposes of this subsection excludes any Disc shares issuable upon exercise or settlement of Disc stock options held by such individual. Each of Disc’s officers, directors and affiliated stockholders have also entered into a support agreement in connection with the merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger—Support Agreements” beginning on page 200 of this proxy statement/prospectus.
Certain Disc stockholders affiliated with Disc’s directors also currently hold shares of Disc capital stock. The table below sets forth the ownership of Disc capital stock by affiliates of Disc’s directors as of August 9, 2022.

Stockholder	Number of Shares of Capital Stock held
Entities affiliated with Atlas Venture Fund (1)	24,799,496
Novo Holdings A/S(2)	20,162,193
AI DMI LLC(3)	14,738,535
Entities affiliated with OrbiMed Advisors LLC (4)	10,416,667
(1)
Consists of (i) 3,000,000 shares of Disc common stock held by Atlas Venture Fund X, L.P. (“Atlas X”), (ii) 5,000,000 shares of Disc common stock issuable upon conversion of Disc Series Seed preferred stock held by Atlas X, (iii) 8,749,999 shares of Disc common stock issuable upon conversion of Disc Series A preferred stock held by Atlas X, (iv) 3,750,000 shares of Disc common stock issuable upon conversion of Disc Series A preferred stock held by Atlas Venture Opportunity Fund I, L.P. (“AVOF I”) and (v) 4,299,497 shares of Disc common stock issuable upon conversion of Disc Series B preferred stock held by AVOF I. The general partner of Atlas X is Atlas Venture Associates X, L.P. (“AVA X LP”) and the general partner of AVA X LP is Atlas Venture Associates X, LLC (“AVA X LLC”). The members of AVA X LLC collectively make investment decisions on behalf of AVA X LLC. The general partner of AVOF I is Atlas Venture Associates Opportunity I, L.P. (“AVOF I LP”) and the general partner of AVOF I LP is Atlas Venture Associates Opportunity I, LLC (“AVOF I LLC”). The members of AVOF I LLC collectively make investment decision on behalf of AVOF I LLC. Kevin Bitterman, Ph.D., is a member of AVA X LLC, AVOF I LLC and a member of Disc’s board of directors. Each of AVA X LP, AVA X LLC, AVOF I LP, AVOF I LLC and Dr. Bitterman may be deemed to beneficially own the shares held by Atlas X and AVOF I. Each of AVA X LP, AVA X LLC, AVOF I LP, AVOF I LLC and Dr. Bitterman expressly disclaim beneficial ownership of the securities owned by Atlas X and AVOF I, except to the extent of its pecuniary interest therein, if any.

(2)
Consists of (i) 16,666,667 shares of Disc common stock issuable upon conversion of our Series A preferred stock and (ii) 3,495,526 shares of Disc common stock issuable upon conversion of Disc Series B preferred stock. Novo Holdings A/S has the sole power to vote and dispose of the shares, and no individual or other entity is deemed to hold any beneficial ownership in the shares. Eric Snyder is employed as a Principal at Novo Ventures (US), Inc., which provides certain consultancy services to Novo Holdings A/S, and is a member of Disc’s board of directors. Dr. Snyder is not deemed to hold any beneficiary ownership or reportable pecuniary interest in the shares held by Novo Holdings A/S.

(3)
Consists of (i) 11,666,667 shares of Disc common stock issuable upon conversion of Disc Series A preferred stock and (ii) 3,071,868 shares of Disc common stock issuable upon conversion of Disc Series B preferred stock. The shares held by AI DMI LLC may be deemed to be beneficially owned by Access Industries Holdings LLC (“AIH”), Access Industries Management, LLC (“AIM”) and Len Blavatnik because (i) AIH indirectly controls all of the outstanding voting interests in AI ETI LLC, (ii) AIM controls AIH and (iii) Mr. Blavatnik controls AIM and holds a majority of the outstanding voting interests in AIH. Liam Ratcliffe, a member of Disc’s board of directors, is Head of Biotechnology at Access Industries, Inc., which is an affiliate of AI DMI LLC. Each of AIM, AIH, Mr. Blavatnik and Dr. Ratcliffe, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of the shares held by AI DMI LLC.

(4)
Consists of 10,416,667 shares of Disc common stock issuable upon conversion of Disc Series B preferred stock held indirectly by OrbiMed Advisors LLC. OrbiMed Advisors LLC exercises voting and investment power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild. The business address is 601 Lexington Avenue, 54th Floor, New York, NY 10022. Dr. Ashiya is a Partner at OrbiMed Advisors LLC and a member of Disc’s board of directors.

Treatment of Disc Options
Under the terms of the Merger Agreement, each option to purchase shares of Disc common stock that is outstanding and unexercised immediately prior to the effective time of the merger under Disc’s 2017 Stock Option and Grant Plan (“Disc’s 2017 Plan”) and that, following assumption by Gemini at the effective time, will be eligible to be registered on Form S-8, whether or not vested, will be converted into an option to purchase shares of Gemini common stock. Gemini will assume Disc’s 2017 Plan, as amended, and each such outstanding option to purchase shares of Disc common stock in accordance with the terms (as in effect as of the date of the Merger Agreement) of Disc’s 2017 Plan and the terms of the stock option agreement by which such option to purchase shares of Disc common stock is evidenced.

The table below sets forth information regarding the Disc stock options held as of August 9, 2022 by each of Disc’s current executive officers and non-employee directors. The number of shares of common stock underlying such options will be adjusted appropriately to reflect the exchange ratio.
Name	Number of Vested Options Held	Weighted Average Exercise Price of Vested Options	Number of Unvested Options Held	Weighted Average Exercise Price of Unvested Options
Executive Officers
John Quisel	1,954,455	$0.31	2,369,898	$0.62
Joanne Bryce	297,250	$0.68	644,229	$0.96
Rahul Khara	—	—	865,000	$1.61
Brian MacDonald	357,436	$0.40	442,251	$0.89
William Savage	348,916	$0.56	624,085	$0.78
Jonathan Yu	357,748	$0.54	615,231	$0.76
Non-Employee Directors
Donald Nicholson	615,794	$0.23	492,450	$0.59
Jay Backstrom	—	—	216,649	$1.25
William White	116,338	$0.52	228,114	$0.52
Management Following the Merger
As described in the section captioned “Management Following the Merger” beginning on page 342 of this proxy statement/prospectus certain of Disc’s directors and executive officers are expected to become the directors and executive officers of the combined company upon the closing of the merger.
Indemnification and Insurance
For a discussion of the indemnification and insurance provisions related to the Disc directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement—Indemnification and Insurance for Directors and Officers” beginning on page 193 of this proxy statement/prospectus.
Form of the Merger
Subject to the terms and conditions of the Merger Agreement, and in accordance with Delaware law, at the completion of the merger, Merger Sub, a wholly owned subsidiary of Gemini formed by Gemini in connection with the merger, will merge with and into Disc, with Disc surviving as a wholly owned subsidiary of Gemini.
Merger Consideration and Adjustment
At the effective time of the merger, upon the terms and subject to the conditions set forth in the Merger Agreement, each outstanding share of Disc common stock (including shares of Disc common stock issued upon conversion of Disc preferred stock and shares of Disc common stock issued in the Disc pre-closing financing) (excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of Gemini common stock equal to the exchange ratio described in more detail in the sections entitled “The Merger Agreement—Merger Consideration” and “The Merger Agreement—Exchange Ratio” beginning on page 181 of this proxy statement/prospectus.
No fractional shares of Gemini common stock will be issued in connection with the merger, and no certificates or scrip for any such fractional shares will be issued. Any fractional shares of Gemini common stock resulting from the conversion of Disc capital stock into the right to receive a number of Gemini common stock equal to the exchange ratio or from the settlement of Disc options pursuant to the Merger Agreement (after aggregating all fractional shares of Gemini common stock issuable to such holder) will be rounded down to the nearest whole share of Gemini common stock, with cash being paid for any fractional share of Gemini common stock remaining.

Determination of Gemini’s Net Cash
Pursuant to the terms of the Merger Agreement, Gemini’s “final net cash” means, as of the cash determination time (which is as of 5:00 p.m. Eastern Time on the last business day prior to the anticipated closing date) the sum (without duplication) of the following:
•	Gemini’s cash and cash equivalents, restricted cash and marketable securities; and
•	Gemini’s accounts receivable (including any pending tax refunds), deposits and interest.
minus the sum (without duplication) of the following:
•	any of Gemini’s unpaid transaction expenses;
•	Gemini’s unpaid indebtedness for borrowed money;
•	Gemini’s accounts payable and accrued expenses, including any such accounts payable or accrued expenses associated with the termination of any of Gemini’s contracts;
•
any unpaid employer portion of payroll or employment taxes incurred in connection with the grant, exercise, conversion, settlement or cancellation of any restricted stock units, options, equity compensation and other change in control or severance payments or any CVRs issued to holders of restricted stock units or options or otherwise as compensation, incurred prior to the effective time of the merger;

•	any pre-payment termination, “end of term” or similar fee or charge payable to any lender in connection with the repayment of indebtedness by Gemini at or prior to the effective time of the merger;
•	contractual commitments for future payments by Gemini or its affiliates due prior to the one-year anniversary of the closing of the merger; and
•	the CVR Expenditure Amount (as defined in the Merger Agreement).
Not more than ten (10) nor less than five (5) business days prior to the anticipated closing date, Gemini will deliver to Disc a net cash schedule setting forth, in reasonable detail, Gemini’s good faith estimated calculation of its net cash at the cash determination time, prepared and certified by Gemini’s Chief Executive officer and Chief Financial Officer (or if there is no chief financial officer, the principal financial and accounting officer) together with the relevant work papers and back-up materials used or useful in preparing the net cash schedule. Within three (3) business days after delivery of such net cash schedule (the last day of such period referred to as the response date), Disc will have the right to dispute any part of the net cash schedule by delivering a written notice to that effect to Gemini (referred to herein as a dispute notice). Any dispute notice will identify, in reasonable detail and, to the extent known, the nature and amounts of any proposed revisions to Gemini’s net cash calculation.
If Disc disputes the net cash schedule, the parties shall attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of net cash. If the parties are unable to negotiate an agreed-upon determination of net cash or any component thereof within two calendar days after the delivery of Disc’s dispute notice, any remaining disagreements will be referred to an independent auditor of recognized national standing mutually agreed upon by Gemini and Disc. The determination of the amount of net cash made by such auditor shall be final and binding on Gemini and Disc.
Gemini’s net cash balance is subject to numerous factors, some of which are outside of Gemini’s control. The actual amount of net cash will depend significantly on the timing of the closing of the merger. In addition, the closing of the merger could be delayed if Gemini and Disc are not able to agree upon the amount of Gemini’s net cash as of the cash determination time.
Procedures for Exchanging Company Stock Certificates
Prior to the closing date, Gemini will select an exchange agent and, at the effective time of the merger, Gemini will deposit with the exchange agent evidence of book-entry shares representing the shares of Gemini common stock issuable pursuant to the terms of the Merger Agreement in exchange for shares of Disc common stock or Disc preferred stock.
Promptly after the effective time of the merger, the exchange agent will mail to each record holder of Disc common stock of Disc preferred stock (i) a letter of transmittal and (ii) instructions for surrendering the record holder’s stock certificates in exchange for the merger consideration. Upon delivery to the exchange agent of a duly executed letter of transmittal in accordance with the exchange agent’s instructions and the declaration for tax withholding purposes, the surrender of the record holder’s stock certificates, if applicable, and delivery to the exchange agent of such other documents as may be reasonably required by the exchange agent or Gemini, the record holder of such stock certificates or book-entry shares, as applicable, will be entitled to receive in exchange therefor book-entry shares representing the number of whole shares of Gemini common stock issuable to such holder pursuant to the Merger Agreement. The surrendered certificates representing shares of Disc common stock or Disc preferred stock will be canceled.
After the effective time of the merger, each certificate representing Disc common stock or Disc preferred stock that has not been surrendered will represent only the right to receive shares of Gemini common stock issuable pursuant to the Merger Agreement to which the holder of any such certificate is entitled.
HOLDERS OF DISC COMMON STOCK OR DISC PREFERRED STOCK SHOULD NOT SEND IN THEIR DISC STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF DISC STOCK CERTIFICATES.
Effective Time of the Merger
The Merger Agreement requires the parties to consummate the merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the Disc stockholders and the approval by the Gemini stockholders of the issuance of Gemini common stock and the other transactions proposed under the Merger Agreement, other than those conditions that by their nature are to be satisfied at the closing of the merger. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Gemini and Disc and specified in the certificate of merger. Neither Gemini nor Disc can predict the exact timing of the consummation of the merger.
Regulatory Approvals
In the United States, Gemini must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Gemini common stock to Disc’s stockholders in connection with the transactions contemplated by the Merger Agreement and the filing of this proxy statement/prospectus with the SEC. Gemini does not intend to seek any regulatory approval from antitrust authorities to consummate the transactions.
Material U.S. Federal Income Tax Consequences of the Merger
The following is a discussion of the material U.S. federal income tax consequences of the merger that are applicable to U.S. holders (as defined below) who exchange shares of Disc capital stock for shares of Gemini common stock in the merger, assuming that the merger is consummated in the manner described in the Merger Agreement and in this proxy statement/prospectus. This discussion does not purport to be a complete analysis of all potential tax consequences and is based upon current provisions of the Code, existing Treasury regulations, judicial decisions and published rulings and administrative pronouncements of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to Disc stockholders as described in this summary.
This discussion does not address all U.S. federal income tax consequences relevant to a Disc stockholder, including the alternative minimum tax. In addition, it does not address consequences relevant to Disc stockholders that are subject to particular U.S. or non-U.S. tax rules, including, without limitation, to Disc stockholders that are:
•	persons who do not hold their Disc capital stock as a “capital asset” within the meaning of Section 1221 of the Code;
•	brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;
•	real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;
•	pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);
•	persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction or other integrated transaction;

•	persons that have a functional currency other than the U.S. dollar;
•	traders in securities who elect to apply a mark-to-market method of accounting;
•	persons who hold shares of Disc capital stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;
•	persons who acquired their shares of Disc capital stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;
•
persons subject to special tax accounting rules as a result of any item of gross income with respect to Disc capital stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons deemed to sell Disc capital stock under the constructive sale provisions of the Code;
•	persons holding Disc capital stock who exercise dissenters’ rights;
•
persons who acquired their shares of Disc capital stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

•	expatriates or former citizens or long-term residents of the United States.
If an entity that is treated as a partnership for U.S. federal income tax purposes holds Disc capital stock, the U.S. federal income tax treatment of a partner in the partnership or other pass-through entity will generally depend upon the status of the partner, the activities of the partnership or other pass-through entity and certain determinations made at the partner level. If you are a partner of a partnership or other pass-through entity holding Disc capital stock, you should consult your tax advisors regarding the tax consequences of the merger.
In addition, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which shares of Disc capital stock are acquired or disposed of other than in exchange for shares of Gemini common stock in the merger; (b) the tax consequences to holders of Disc convertible notes, or options or warrants issued by Disc that are assumed in connection with the merger; (c) the tax consequences of the ownership of shares of Gemini common stock following the merger; (d) any U.S. federal non-income tax consequences of the merger, including estate, gift or other tax consequences; (e) any state, local or non-U.S. tax consequences of the merger; or (f) the Medicare contribution tax on net investment income. No ruling from the IRS, has been or will be requested in connection with the merger. Disc stockholders should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion.
DISC STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of “U.S. Holder”
For purposes of this discussion, a “U.S. holder” is a beneficial owner of Disc capital stock that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•
a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) is authorized or has the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source.

Tax Characterization of the Merger
In the opinion of WilmerHale and Goodwin Procter LLP, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the material U.S. federal income tax consequences of the merger to U.S. holders are as described below under the heading “—Tax Treatment of Disc Stockholders in the Merger.” These opinions are based on facts and representations contained in representation letters provided to WilmerHale and Goodwin Procter LLP by Gemini, Merger Sub and Disc and certain assumptions, including that the merger is completed in the manner set forth in the Merger Agreement and the Registration Statement on Form S-4 of which this proxy statement/prospectus forms a part. The accuracy of such facts, representations and assumptions could affect the conclusions set forth in such opinions. The opinions will not be binding on the IRS or the courts. If the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code (including if the IRS successfully challenges the qualification of the merger as such), then each U.S. holder would recognize gain or loss on the exchange of Disc capital stock for Gemini common stock in the merger equal to the difference between (x) the fair market value of the shares of Gemini common stock received in exchange for the Disc capital stock plus any cash received in lieu of a fractional share and (y) such Disc stockholder's adjusted tax basis in the shares of Disc capital stock surrendered. The remainder of this discussion assumes that the merger will be treated as a tax-free “reorganization” within the meaning of Section 368(a) of the Code in accordance with the opinions referred to above.
Tax Treatment of Disc Stockholders in the Merger
The material U.S. federal income tax consequences to a U.S. holder of Disc capital stock as a result of the merger will be as follows: (i) except as described below with respect to the receipt of cash in lieu of a fractional share of Gemini common stock, U.S. holders will not recognize gain or loss upon the exchange of their Disc capital stock for Gemini common stock; (ii) a U.S. holder will obtain an aggregate tax basis in the Gemini common stock such holder receives in the merger equal to the holder’s aggregate adjusted tax basis in the Disc capital stock exchanged therefor reduced by the basis allocable to any fractional share of Gemini common stock for which cash is received; and (iii) the holding period of the shares of Gemini common stock received by a U.S. holder in the merger will include the holding period of the shares of Disc capital stock surrendered in exchange therefor. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Disc capital stock surrendered to the shares of Gemini common stock received. U.S. holders of shares of Disc capital stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares. Holders of Disc capital stock are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the merger in light of their personal circumstances and the consequences to them under state, local and non-U.S. tax laws and other federal tax laws.
Cash in Lieu of Fractional Shares
A U.S. holder that receives cash in lieu of a fractional share of Gemini common stock will be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss will be recognized based on the difference between the amount of cash received in lieu of the fractional share of Gemini common stock and the portion of the U.S. holder’s aggregate adjusted tax basis in the shares of Disc capital stock exchanged therefor which is allocable to the fractional share. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for its Disc capital stock surrendered in the merger exceeds one year at the effective time. Long-term capital gains of certain non-corporate holders of Disc capital stock, including individuals, are taxed at preferential rates. The deductibility of capital losses is subject to limitations.
Reporting Requirements
Each U.S. holder who receives shares of Gemini common stock in the merger is required to retain permanent records pertaining to the merger and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of the Disc capital stock exchanged and the amount of Gemini common stock and cash received in exchange therefor. U.S. holders who owned immediately before the merger at least one percent (by vote or value) of the total outstanding stock of Disc are required to attach a statement to their tax returns for the year in which the merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. holder’s tax basis in such holder’s Disc capital stock surrendered in the merger, the fair market value of such stock, the date of the merger and the name and employer identification number of each of Disc and Gemini. U.S. holders are urged to consult with their tax advisors to comply with these rules.

Backup Withholding and Information Reporting
A U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding (currently, at a rate of 24%) on any payments of cash in lieu of fractional shares, unless such holder properly establishes an exemption or provides its correct tax identification number and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a payee’s U.S. federal income tax liability, if any, so long as such payee furnishes the required information to the IRS in a timely manner.
The foregoing summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Disc stockholder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the merger to you.
Nasdaq Stock Market Listing
Shares of Gemini common stock are currently listed on Nasdaq under the symbol “GMTX.” Gemini has agreed to use commercially reasonable efforts to cause the shares of Gemini common stock being issued in the merger to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the effective time.
In addition, under the Merger Agreement, each of Gemini’s and Disc’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, including that the shares of Gemini common stock to be issued in the merger have been approved for listing (subject to official notice of issuance) on Nasdaq as of the closing of the merger.
If the Nasdaq listing application is accepted, Gemini anticipates that the common stock of the combined company will be listed on Nasdaq following the closing of the merger under the trading symbol “IRON.” In order for the Nasdaq listing application to be accepted, among other requirements, the combined company must maintain a bid price of $4 or higher for a certain period of time following the proposed reverse stock split. As of November 30, 2022, the bid price of Gemini’s common stock was $1.72.
Anticipated Accounting Treatment
The merger is expected to be treated by Gemini as a reverse merger and will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. For accounting purposes, Disc is considered to be acquiring the assets and liabilities of Gemini in this transaction based on the terms of the Merger Agreement and other factors, including: (i) Disc’s largest stockholder will retain the largest interest in the combined company; (ii) Disc will designate a majority (eight of nine) of the initial members of the board of directors of the combined company; (iii) Disc’s executive management team will become the management of the combined company; and (iv) the combined company will be named Disc Medicine, Inc. and be headquartered in Watertown, Massachusetts. Accordingly, the merger is expected to be treated as the equivalent of Disc issuing stock to acquire the net assets of Gemini. As a result of the merger, the net assets of Gemini will be recorded at their acquisition-date fair value in the financial statements of Disc and the reported operating results prior to the merger will be those of Disc. See the “Unaudited Pro Forma Condensed Combined Financial Information” elsewhere in this proxy statement/prospectus for additional information.
Appraisal Rights and Dissenters' Rights
Under the DGCL, Gemini stockholders are not entitled to appraisal rights in connection with the merger.
Disc stockholders are entitled to appraisal rights in connection with the merger under Section 262 of the DGCL.
The discussion below is not a complete summary regarding Disc stockholders’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as Annex H in this proxy statement/prospectus. Stockholders intending to exercise appraisal rights should carefully review Annex H. Failure to follow precisely any of the statutory procedures set forth in Annex H may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Disc stockholders exercise their appraisal rights under Delaware law.
Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within ten days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger, the effective date of such merger and that appraisal rights are available.
If the merger is completed, within ten days after the effective date of the merger, Disc will notify its stockholders that the merger has been approved, the effective date of the merger and that appraisal rights are available to any stockholder who has not approved the merger. Holders of shares of Disc capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Disc within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the merger. A demand for appraisal must reasonably inform Disc of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Disc capital stock held by such stockholder. Failure to deliver a written consent approving the merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Disc Medicine, Inc., c/o Goodwin Procter LLP, 100 Northern Avenue, Boston, Massachusetts 02210, Attention: William D. Collins, and should be executed by, or on behalf of, the record holder of shares of Disc capital stock. ALL DEMANDS MUST BE RECEIVED BY DISC WITHIN 20 DAYS AFTER THE DATE DISC MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.
If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of Disc capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of Disc capital stock.
To be effective, a demand for appraisal by a holder of shares of Disc capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Disc. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time.
If you hold your shares of Disc capital stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.
At any time within 60 days after the effective time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the merger by delivering a written withdrawal to Disc. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the merger consideration for your shares of Disc capital stock.
Within 120 days after the effective date of the merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within ten days after the stockholder’s written request is received by the surviving corporation or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Disc, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.
If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.
After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.
In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”
Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.
Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the effective time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the effective time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger within 60 days after the effective time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Disc capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.
Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT
The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Gemini, Disc or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the merger and the terms and conditions of the Merger Agreement.
The Merger Agreement contains representations and warranties that Gemini and Merger Sub, on the one hand, and Disc, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Gemini and Disc do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Gemini or Disc, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Gemini, Merger Sub and Disc and are modified by the disclosure schedules.
Structure
Subject to the terms and conditions of the Merger Agreement, and in accordance with Delaware law, at the completion of the merger, Merger Sub, a wholly owned subsidiary of Gemini formed by Gemini in connection with the merger, will merge with and into Disc, with Disc surviving as a wholly owned subsidiary of Gemini.
Completion and Effectiveness of the Merger
The merger will be completed as promptly as practicable after all of the conditions to completion of the merger are satisfied or waived, including the approval by the stockholders of Gemini and Disc. Gemini and Disc are working to complete the merger as quickly as practicable and expect that the merger will be completed during the fourth quarter of 2022, after the Gemini special meeting of stockholders. However, Gemini and Disc cannot predict the completion of the merger or the exact timing of the completion of the merger because it is subject to various conditions.
Merger Consideration
At the effective time of the merger, upon the terms and subject to the conditions set forth in the Merger Agreement, each outstanding share of Disc common stock (including shares of Disc common stock issued upon conversion of Disc preferred stock and shares of Disc common stock issued in the Disc pre-closing financing) (excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of Gemini common stock equal to the exchange ratio described in more detail below.
No fractional shares of Gemini common stock will be issued in connection with the merger, and no certificates or scrip for any such fractional shares will be issued. Any fractional shares of Gemini common stock resulting from the conversion of Disc capital stock into the right to receive cash (without interest and subject to applicable tax withholding) in an amount equal to such fractional part of a share of Gemini common stock multiplied by the last reported sale price of Gemini common stock at 4:00 p.m., Eastern Time, end of regular trading hours on Nasdaq on the last day prior to the effective time of the merger.
Exchange Ratio
The exchange ratio is calculated using a formula intended to allocate existing Gemini and Disc securityholders a percentage of the combined company. Based on Gemini’s and Disc’s capitalization as of August 9, 2022, the date the Merger Agreement was executed, the exchange ratio is estimated to be equal to approximately 1.1052 shares of

Gemini common stock. This estimate is subject to adjustment prior to closing of the merger for net cash at the cash determination time (and as a result, Gemini securityholders could own more, and Disc securityholders (including, for this purpose, investors in the pre-closing financing) could own less, or vice versa, of the combined company).
Based on the estimates set forth above, without giving effect to the Disc pre-closing financing, and certain other assumptions, including, but not limited to, Gemini’s net cash as of closing being between $87.4 million and $96.9 million and following the completion of the merger, Gemini securityholders would own approximately 24% of the common stock of the combined company post-merger, Disc securityholders, excluding shares purchased in the Disc pre-closing financing, would own approximately 63% of the common stock of the combined company post-merger and shares issued in the Disc pre-closing financing are expected to represent approximately 13% of the common stock of the combined company post-merger. For more information on the Disc pre-closing financing, please see the section titled “Agreements Related to the Merger—Subscription Agreement” beginning on page 201 in this proxy statement/prospectus.
The exchange ratio formula is the quotient obtained (rounded to four decimal places) by dividing the number of Disc merger shares (defined below) by the Disc outstanding shares (defined below), in which:
•	“Aggregate valuation” means the sum of the (i) Disc valuation plus (ii) the Gemini valuation.
•
“Asset disposition proceeds” means the proceeds, in whatever form or amount, received by Gemini prior to the effective time of the merger in respect of any sale, transfer, license, assignment or other transaction with respect to any of Gemini’s tangible or intangible assets.

•	“Disc allocation percentage” means the quotient (rounded to four decimal places) determined by dividing (i) the Disc valuation by (ii) the aggregate valuation.
•	“Disc merger shares” means the product (rounded down to the nearest whole share) determined by multiplying (i) the post-closing Gemini shares by (ii) the Disc allocation percentage.
•
“Disc outstanding shares” means the total number of shares of Disc common stock and Disc preferred stock outstanding immediately prior to the effective time of the merger expressed on a fully-diluted and as-converted to Disc common stock basis and assuming, without duplication, (i) the exercise in full of all Disc options outstanding as of immediately prior to the effective time of the merger that are not cancelled at the effective time of the merger (and excluding any unvested Disc options that are forfeited at the effective time of the merger), (ii) the conversion of all shares of Disc preferred stock into Disc common stock, (iii) the issuance of shares of Disc common stock or Disc preferred stock in respect of all other outstanding options, warrants, restricted stock units, stock appreciation rights or rights to receive such shares, whether conditional or unconditional and including any outstanding options or rights triggered by or associated with the consummation of the merger. Disc outstanding shares includes all shares of Disc issued in connection with the pre-closing financing prior to the effective time of the merger and excludes any shares to be issued by Disc or Gemini following the effective time and not in connection with the merger.

•
“Disc valuation” means (i) $260,000,000 plus (ii) the amount of net proceeds actually received by Disc (less any fees, costs and expenses incurred or payable by Disc in connection therewith) in connection with the Disc pre-closing financing prior to the effective time of the merger as set forth in the allocation certificate (provided that the gross proceeds of the Disc pre-closing financing on which such net proceeds are calculated shall not exceed $53,500,000).

•	“Gemini allocation percentage” means the quotient (rounded to four decimal places) determined by dividing (i) the Gemini valuation by (ii) the aggregate valuation.
•
“Gemini outstanding shares” means, subject to certain adjustments pursuant to the terms of the Merger Agreement (including, without limitation, the effects of the reverse stock split), the total number of shares of Gemini common stock outstanding immediately prior to the effective time of the merger expressed on a fully-diluted basis, but assuming, without limitation or duplication, (i) the exercise in full of all Gemini options outstanding as of immediately prior to the effective time of the merger with a per share exercise price that is less than or equal to $4.50 (as adjusted for the reverse stock split), and (ii) the issuance of shares of Gemini common stock in respect of all other outstanding options (not including Gemini options excluded by clause (i) above), warrants, restricted stock units, restricted stock awards or rights to receive such shares, whether conditional or unconditional and including any outstanding options (other than Gemini options excluded by clause (i) above) or rights triggered by or associated with the consummation of the merger (but excluding any shares of Gemini common stock reserved for issuance other than with respect to outstanding Gemini options, restricted stock units, restricted stock awards or rights to receive such shares under the Gemini Stock Plans or Gemini ESPP as of immediately prior to the effective time of the merger.
•	“Gemini valuation” means $100,000,000 minus the Lower Gemini net cash amount (if any), plus the higher Gemini net cash amount (if any), and plus the value of any Asset disposition proceeds.
•	“Higher Gemini net cash amount” means if the final net cash is more than $96,600,000, then the amount by which the final net cash is more than $96,600,000.
•	“Lower Gemini net cash amount” means if the final net cash is less than $87,400,000, then the amount by which final net cash is less than $87,400,000.
•	“Post-closing Gemini shares” mean the quotient determined by dividing (i) the Gemini outstanding shares by (ii) the Gemini allocation percentage.
The estimated exchange ratio for purposes of the unaudited pro forma condensed combined financial information was derived on a fully-diluted basis as of August 9, 2022 using a stipulated value of Disc of approximately $313.5 million (including the Disc pre-closing financing) and of Gemini of approximately $100.0 million. For more information, see “Selected Historical and Unaudited Pro Forma Condensed Combined Financial Data.”
Calculation of Gemini’s Final Net Cash
Pursuant to the terms of the Merger Agreement, Gemini’s “final net cash” means, as of the cash determination time (which is as of 5:00 p.m. Eastern Time on the last business day prior to the anticipated closing date) the sum (without duplication) of the following:
•	Gemini’s and its subsidiaries’ cash, cash equivalents, restricted cash and marketable securities; and
•	Gemini’s accounts receivable (including any pending tax refunds), deposits and interest;
minus the sum (without duplication) of the following:
•	any unpaid transaction expenses of Gemini or its subsidiaries;
•	unpaid indebtedness for borrowed money of Gemini or its subsidiaries;
•
any accounts payable and accrued expenses (other than accrued expenses which are Transaction Expenses of Gemini), including any such accounts payable or accrued expenses associated with the termination of any Gemini contracts which were in effect prior to the effective time of the merger;

•
any unpaid employer portion of payroll or employment taxes incurred in connection with the grant, exercise, conversion, settlement or cancellation of any restricted stock units, options, equity compensation and other change in control or severance payments (including any bonuses payable) or any CVRs issued to holders of restricted stock units or options or otherwise as compensation (either incurred prior to or at the time of the merger, and for the avoidance of doubt, not calculated as of the close of business on the business day prior to the closing date of the merger), in each case, incurred in connection with the merger and payable as of the effective time of the merger;

•	any pre-payment, termination, “end of term” or similar fee or charge payable to any lender in connection with the repayment of indebtedness by Gemini at or prior to the effective time of the merger;
•	contractual commitments for future payments by Gemini or its affiliates due prior to the one-year anniversary of the closing date; and
•	the CVR expenditure amount ($250,000).
Not more than ten (10) nor less than five (5) business days prior to the anticipated closing date, Gemini will deliver to Disc a net cash schedule setting forth, in reasonable detail, Gemini’s good faith estimated calculation of its net cash at the cash determination time, prepared and certified by Gemini’s Chief Executive officer and Chief Financial Officer (or if there is no chief financial officer, the principal financial and accounting officer) together with the relevant work papers and back-up materials used or useful in preparing the net cash schedule. Within three (3) business days after delivery of such net cash schedule (the last day of such period referred to as the response date), Disc will have the right to dispute any part of the net cash schedule by delivering a written notice to that effect to Gemini (referred to herein as a dispute notice). Any dispute notice will identify, in reasonable detail and, to the extent known, the nature and amounts of any proposed revisions to Gemini’s net cash calculation.
If Disc disputes the net cash schedule, the parties shall attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of net cash. If the parties are unable to negotiate an agreed-upon determination of net cash or any component thereof within two calendar days after the delivery of Disc’s dispute notice, any remaining disagreements will be referred to an independent auditor of recognized national standing mutually agreed upon by Gemini and Disc. The determination of the amount of net cash made by such auditor shall be final and binding on Gemini and Disc.
Gemini’s net cash balance is subject to numerous factors, some of which are outside of Gemini’s control. The actual amount of net cash will depend significantly on the timing of the closing of the merger. In addition, the closing of the merger could be delayed if Gemini and Disc are not able to agree upon the amount of Gemini’s net cash as of the cash determination time.
Treatment of Disc Options
Under the terms of the Merger Agreement, each option to purchase shares of Disc common stock that is outstanding and unexercised immediately prior to the effective time of the merger and that, following assumption by Gemini at the effective time of the merger, will be eligible to be registered on Form S-8, whether or not vested, will be assumed and converted into an option to purchase shares of Gemini common stock. Gemini will assume Disc’s 2017 Plan, as amended. All other Disc equity awards will be cancelled immediately prior to the closing of the merger.
Accordingly, from and after the effective time of the merger: (i) each outstanding Disc stock option assumed by Gemini may be exercised solely for shares of Gemini common stock; (ii) the number of shares of Gemini common stock subject to each outstanding Disc stock option assumed by Gemini will be determined by multiplying (A) the number of shares of Disc common stock that were subject to such Disc stock option assumed by Gemini, as in effect immediately prior to the effective time of the merger, by (B) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of Gemini common stock; and (iii) the per share exercise price of each Disc stock option assumed by will be determined by dividing (A) the per share exercise price of such Disc stock option, as in effect immediately prior to the effective time of the merger, by (B) the exchange ratio and rounding the resulting exercise price up to the nearest whole cent. Each Disc stock option assumed by Gemini will otherwise continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other terms and conditions of such Disc stock option will otherwise remain unchanged.
However, to the extent provided under the terms of a Disc stock option assumed by Gemini in accordance with the terms of the Merger Agreement, such Disc stock option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to shares of Gemini common stock subsequent to the effective time of the merger. In addition, the Gemini board of directors or a committee thereof will succeed to the authority and responsibility of the Disc board of directors or any committee thereof with respect to each Disc option assumed by Gemini in accordance with the terms of the Merger Agreement.
Treatment of Gemini Common Stock, Gemini Options and Gemini RSUs
Each share of Gemini common stock issued and outstanding at the time of the merger will remain issued and outstanding. In addition, each option to purchase shares of Gemini common stock and each Gemini restricted stock unit that is outstanding immediately prior to the effective time of the merger, whether vested or unvested, will survive the closing and remain outstanding in accordance with its terms. The number of shares of Gemini common stock underlying such Gemini options and Gemini RSUs and the exercise prices for such stock options will be appropriately adjusted to reflect the proposed reverse stock split.
Immediately after the merger, Gemini securityholders as of immediately prior to the merger are expected to own approximately 24% of the outstanding shares of Gemini common stock, subject to certain assumptions, including, but not limited to, Gemini’s net cash as of closing being between $87.4 million and $96.6 million. For more information on the impact of the Disc pre-closing financing, please see the section titled “Agreements Related to the Merger—Subscription Agreement” beginning on page 201 of this proxy statement/prospectus.

Procedures for Exchanging Disc Stock Certificates
Prior to the closing date, Gemini will select an exchange agent and, at the effective time of the merger, Gemini will deposit with the exchange agent evidence of book-entry shares representing the shares of Gemini common stock issuable pursuant to the terms of the Merger Agreement in exchange for shares of Disc common stock or Disc preferred stock.
Promptly after the effective time of the merger, the exchange agent will mail to each record holder of Disc common stock or Disc preferred stock (i) a letter of transmittal and (ii) instructions for surrendering the record holder’s stock certificates in exchange for the merger consideration. Upon delivery to the exchange agent of a duly executed letter of transmittal in accordance with the exchange agent’s instructions and the declaration for tax withholding purposes, the surrender of the record holder’s stock certificates, if applicable, and delivery to the exchange agent of such other documents as may be reasonably required by the exchange agent or Gemini, the record holder of such stock certificates or book-entry shares, as applicable, will be entitled to receive in exchange therefor book-entry shares representing the number of whole shares of Gemini common stock issuable to such holder pursuant to the Merger Agreement. The surrendered certificates representing shares of Disc common stock or Disc preferred stock will be canceled.
After the effective time of the merger, each certificate representing Disc common stock or Disc preferred stock that has not been surrendered will represent only the right to receive shares of Gemini common stock issuable pursuant to the Merger Agreement to which the holder of any such certificate is entitled.
HOLDERS OF DISC COMMON STOCK OR DISC PREFERRED STOCK SHOULD NOT SEND IN THEIR DISC STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF DISC STOCK CERTIFICATES.
Directors and Officers of Gemini Following the Merger
Pursuant to the Merger Agreement, each of the directors and officers of Gemini who will not continue as directors or officers of Gemini following the consummation of the merger will resign effective as of the closing of the merger. Effective as of the effective time of the merger, the Gemini board of directors will consist of a total of nine directors, one of whom will be designated by Gemini and eight of whom will be designated by Disc (of which one will be the Chief Executive Officer of Disc, or the combined company or Gemini post-closing). Gemini has designated Georges Gemayel to serve as members of the Gemini board of directors and Disc has designated Donald Nicholson, Kevin Bitterman, Mark Chin, John Quisel, Liam Ratcliffe, William White, Mona Ashiya and Jay T. Backstrom to serve as members of the Gemini board of directors.
In addition, upon the closing of the merger, Disc’s Chief Executive Officer, John Quisel, will serve as Chief Executive Officer, Jonathan Yu will serve as Chief Business Officer, Will Savage, will serve as Chief Medical Officer, and Joanne Bryce will serve as Chief Financial Officer.
Amendment of the Amended and Restated Certificate of Incorporation of Gemini
Gemini agreed to amend its amended and restated certificate of incorporation to (i) effect the proposed reverse stock split and (ii) change Gemini’s name to “Disc Medicine, Inc.”
Potential Asset Sale
Gemini is entitled, but under no obligation, to sell, license, transfer, dispose or monetize any of its assets, including any and all assets, tangible and intangible, including, without limitation, patents, patent applications, know-how, trade secrets and other intellectual property rights, data, documentation, agreements and licenses, inventory related to drug products and raw materials, and biological materials, which Gemini or any of its subsidiaries owned or had rights to, as of immediately prior to the effective time of the merger.
Representations and Warranties
The Merger Agreement contains customary representations and warranties of Gemini and Disc for a transaction of this type relating to, among other things:
•	corporate organization and power, and similar corporate matters;
•	subsidiaries;

•	organizational documents;
•	authority to enter into the Merger Agreement and the related agreements;
•
votes required for completion of the merger and approval of the proposals that will come before the Gemini special meeting of stockholders and that will be the subject of the written consent of the Disc stockholders;

•
except as otherwise specifically disclosed in the Merger Agreement, the fact that the consummation of the merger would not contravene the organizational documents, certain laws, governmental authorizations or certain contracts of the parties; result in any encumbrances on the parties’ assets or require the consent of any third party;

•	the parties’ efforts with respect to ensuring the inapplicability of Section 203 of the DGCL;
•	capitalization;
•	financial statements and, with respect to Gemini, documents filed with the SEC and the accuracy of information contained in those documents;
•	material changes or events;
•	liabilities;
•	title to assets;
•	real property and leaseholds;
•	intellectual property;
•	privacy and data security;
•	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach of such contracts;
•	regulatory compliance, permits and restrictions;
•	legal proceedings and orders;
•	tax matters;
•	employee and labor matters and benefit plans;
•	environmental matters;
•	with respect to Disc, the subscription agreement;
•	insurance;
•	financial advisors fees;
•	certain transactions or relationships with affiliates; and
•	with respect to Gemini, the valid issuance in the merger of Gemini common stock.
The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of Gemini and Disc to complete the merger.

Covenants; Conduct of Business Pending the Merger
Gemini has agreed that, except as permitted by the Merger Agreement, as required by law, or unless Disc has provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the effective time and the termination of the Merger Agreement, Gemini and its subsidiaries will use commercially reasonable efforts to conduct their business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts. Gemini has also agreed that, subject to certain limited exceptions, without the consent of Disc, it will not, and will not cause or permit any of its subsidiaries to, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the effective time and the termination of the Merger Agreement:
•
declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Gemini common stock from terminated employees, directors or consultants of Gemini);

•
sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of any capital stock or other security (except for Gemini common stock issued upon the valid exercise of outstanding Gemini options or Gemini RSUs and except for any adjustment and/or dividends made by Gemini to any Gemini options, Gemini RSUs and other equity interests in connection with the CVRs); any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security;

•
except as required to give effect to anything in contemplation of the closing, amend the certificate of incorporation, bylaws or other organizational documents of Gemini or its subsidiaries, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the transactions contemplated in the Merger Agreement;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;
•	lend money to any person or entity; incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others;
•
other than in the ordinary course of business: adopt, establish or enter into certain agreements, plans or arrangements relating to employment or benefits matters; cause or permit any such agreement, plan or arrangement to be amended other than as required by law or in order to make amendments for purposes of Section 409A of the Code; pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees or independent contractors; or increase the severance or change of control benefits offered to any current or new employees, directors or consultants;

•	enter into any material transaction;
•	acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties;
•
make, change or revoke any material tax election; file any material amendment to any tax return, settle or compromise on any material tax liabilities or adopt or change any material accounting method in respect of taxes;

•	except as permitted in the Merger Agreement, enter into, amend or terminate any of Gemini’s material contracts;
•	terminate or modify in any material respect, or fail to exercise renewal rights to, any material insurance policy other than in the ordinary course of business; or
•	agree, resolve or commit to do any of the foregoing.

Disc has agreed that, except as permitted by the Merger Agreement, as required by law, or unless Gemini shall have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the effective time and the termination of the Merger Agreement, Disc will use commercially reasonable efforts to conduct its business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts. Disc has also agreed that, subject to certain limited exceptions, without the consent of Gemini, it will not, and will not cause or permit its subsidiary to, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the effective time and the termination of the Merger Agreement:
•
declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of common stock from terminated employees, directors or consultants of Disc);

•
sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to any capital stock or other security of Disc or its subsidiaries (except for shares of outstanding Disc common stock issued upon the valid exercise or settlement of Disc options in accordance with their terms as in effect as of the date of the Merger Agreement, and shares of capital stock of Disc issued in connection with the Disc pre-closing financing pursuant to the subscription agreement); any option, warrant or right to acquire any capital stock or any other security, other than grants of incentive equity awards to newly hired employees, or any instrument convertible into or exchangeable for any capital stock or other security of Disc or its subsidiaries;

•
except as required to give effect to anything in contemplation of the closing, amend the certificate of incorporation, bylaws or other organizational documents of Disc or its subsidiaries, or effect or become a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the transactions contemplated in the Merger Agreement;

•	form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;
•
lend money to any person or entity; incur or guarantee any indebtedness for borrowed money, other than in the ordinary course of business; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $1,000,000 except to the extent such expenditures are incurred in the ordinary course of business;

•
other than in the ordinary course of business: adopt, establish or enter into certain agreements, plans or arrangements relating to employment or benefits matters; cause or permit any such agreements, plans or arrangements to be amended other than as required by law; pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees or increase the severance or change of control benefits offered to any of its directors, officers or employees; or increase the severance, retention or change of control or consultants;

•	enter into any material transaction outside the ordinary course of business;
•
acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, except in the ordinary course of business;

•
sell, assign, transfer, license, sublicense or otherwise dispose of any material intellectual property rights owned by Disc, other than pursuant to non-exclusive licenses in the ordinary course of business;

•
make, change or revoke any material tax election; file any material amendment to any tax return, settle or compromise on any material tax liabilities or adopt or change any material accounting method in respect of taxes;

•
take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent the merger from qualifying for the tax treatment specified in the Merger Agreement;

•	other than in the ordinary course of business, enter into, amend or terminate any of Disc’s material contracts;
•
materially change pricing or royalties or other payments set or charged by Disc or its subsidiaries to its customer or licensees or agree to materially change pricing or royalties or other payments set or charged by persons who have licensed intellectual property to Disc or its subsidiaries; or

•	agree, resolve or commit to do any of the foregoing.
Contingent Value Rights
Prior to the effective time of the merger, Gemini will declare a dividend to its common stockholders of record of the right to receive one CVR for each outstanding share of Gemini common stock held by such stockholder as of such date. Each CVR will entitle the holder of the CVR to receive a certain number of shares of common stock of the combined company calculated based on the quotient of the gross proceeds, if any, received in connection with the sale, license, transfer, disposition or other monetizing event of any assets related to drug products, raw materials, and biological materials to which Gemini or any of its subsidiaries owned or had rights to immediately prior to the effective time and the weighted average closing market price for the five trading days prior to the date of issuance of the CVR, subject to and in accordance with the terms and conditions of, the CVR Agreement, discussed in greater detail under the section titled “Agreements Related to the Merger—Contingent Value Rights Agreement” beginning on page 202 in this proxy statement/prospectus. The record date for such dividend will be the close of business on the last business day prior to the day on which the effective time of the merger occurs and the payment date for which shall be three business days after the effective time of the merger; provided that the payment of such dividend may be conditioned upon the occurrence of the effective time of the merger. In connection with such dividend, Gemini will cause the CVR Agreement to be duly authorized, executed and delivered by Gemini and a rights agent selected by Gemini with Disc’s prior approval (such approval not to be unreasonably withheld, delayed or conditioned).
Non-Solicitation
Each of Gemini and Disc have agreed that, except as described below, Gemini and Disc and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries to, directly or indirectly:
•	solicit, seek, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any Acquisition Proposal or Acquisition Inquiry;
•	furnish any non-public information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;
•	engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;
•	approve, endorse or recommend an Acquisition Proposal;
•	execute or enter into any letter of intent or any contract contemplating or otherwise relating to an Acquisition Transaction; or
•	publicly propose to do any of the foregoing.
An “Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Disc, on the one hand, or Gemini on the other hand, to the other party) that could reasonably be expected to lead to an Acquisition Proposal.
An “Acquisition Proposal” means, with respect to a party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Disc or any of its affiliates, on the one hand, or by or on behalf of Gemini or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to any Acquisition Transaction with such party.
An “Acquisition Transaction” means any transaction or series of related transactions involving:
•
any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction: (i) in which

Gemini, Disc or Merger Sub is a constituent entity, (ii) in which any individual, entity, governmental entity, or “group,” as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Gemini, Disc or Merger Sub or any of their respective subsidiaries or (iii) in which Gemini, Disc or Merger Sub or any of their respective subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries;
•
any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of Gemini, Disc or Merger Sub and their respective subsidiaries, as applicable, taken as a whole; or

•	effect or become party to or adopt a plan of liquidation or dissolution with respect to Gemini, Disc or Merger Sub or any of their respective subsidiaries.
Notwithstanding the foregoing, before obtaining the applicable approvals of the Gemini stockholders or Disc stockholders required to consummate the merger, each party may furnish non-public information regarding such party and its subsidiaries to, and may enter into discussions or negotiations with, any third party in response to a bona fide written Acquisition Proposal, which such party’s board of directors determines in good faith, after consultation with such party’s financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a Superior Offer (and is not withdrawn), if:
•	neither such party nor any representative of such party has breached the non-solicitation provisions of the Merger Agreement described above;
•
such party’s board of directors concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of such board of directors under applicable legal requirements;

•
such party gives the other party at least two business days’ prior written notice of the identity of the third party and of that party’s intention to furnish non-public information to, or enter into discussions or negotiations with, such third party before furnishing any non-public information or entering into discussions or negotiations with such third party;

•
such party receives from the third party an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between Gemini and Disc; and

•
at least two business days prior to the furnishing of any non-public information to a third party, such party furnishes the same non-public information to the other party to the extent not previously furnished.

A “Superior Offer” means an unsolicited, bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 70% for these purposes) that (a) was not obtained or made as a direct or indirect result of a breach, or violation, of the Merger Agreement, and (b) is on terms and conditions that the board of directors of the party receiving the offer determines in good faith, based on such matters that it deems relevant, as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to that party’s stockholders than the terms of the transactions contemplated by the Merger Agreement.
The Merger Agreement also provides that each party will promptly advise the other of the status and terms of, and keep the other party reasonably informed with respect to, any Acquisition Proposal or any inquiry, indication of interest or request for information that would reasonably be expected to lead to an Acquisition Proposal or any material change or proposed material change to that Acquisition Proposal or inquiry, indication of interest or request for information that would reasonably be expected to lead to an Acquisition Proposal.

Board Recommendation Change
Under the Merger Agreement, subject to certain exceptions described below, Gemini agreed that its board of directors may not take any of the following actions, each of which are referred to in this proxy statement/prospectus as a Gemini board recommendation change:
•	withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of the Gemini board of directors in a manner adverse to Disc;
•	resolve, or have any committee of the Gemini board of directors resolve, to withdraw or modify the recommendation of the Gemini board of directors in a manner adverse to Disc; or
•	adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal.
However, notwithstanding the foregoing, at any time prior to the approval of the proposals to be considered at the Gemini special meeting by the necessary vote of Gemini stockholders, if Gemini has received a bona fide written Superior Offer, the Gemini board of directors may make a Gemini board recommendation change if, but only if, following the receipt of and on account of such Superior Offer:
•
the Gemini board of directors determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Gemini board recommendation change would result in a breach of its fiduciary duties under applicable law;

•
Gemini has, and has caused its financial advisors and outside legal counsel to, during the required four business day notice period, negotiate with Disc in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; and

•
if after Disc has delivered to Gemini a written offer to alter the terms or conditions of the Merger Agreement during the required four business day notice period, the Gemini board of directors has determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the recommendation of the Gemini board of directors would result in a breach of its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement); provided that (x) Disc receives written notice from Gemini confirming that the Gemini board of directors has determined to change its recommendation during the required notice period, which notice must include a description in reasonable detail of the reasons for such Gemini board recommendation change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any required notice period, Disc will be entitled to deliver to Gemini one or more counterproposals to such Acquisition Proposal and Gemini will, and will cause its representatives to, negotiate with Disc in good faith (to the extent Disc desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in price or percentage of the combined company that Gemini’s stockholders would receive as a result of such potential Superior Offer), Gemini will be required to provide Disc with notice of such material amendment and the required notice period will be extended, if applicable, to ensure that at least two business days remain in the required notice period following such notification during which the parties must comply again with the requirements in this provision and the Gemini board of directors must not make a Gemini board recommendation change prior to the end of such notice period as so extended (it being understood that there may be multiple extensions).

Under the Merger Agreement, subject to certain exceptions described below, Disc agreed that its board of directors may not withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of the Disc board of directors in a manner adverse to Gemini (referred to in this proxy statement/prospectus as a Disc board recommendation change).

However, notwithstanding the foregoing, at any time prior to the approval and adoption of the Merger Agreement by the necessary vote of Disc stockholders, if Disc has received a bona fide written Superior Offer, the Disc board of directors may make a Disc board recommendation change if, but only if, but only if, following the receipt of and on account of such Superior Offer:
•
the Disc board of directors determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would result in a breach of its fiduciary duties under applicable law;

•
Disc has, and has caused its financial advisors and outside legal counsel to, during the required four business day notice period, negotiate with Gemini in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; and

•
if after Gemini has delivered to Disc a written offer to alter the terms or conditions of the Merger Agreement during the required notice period, the Disc board of directors has determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the recommendation of the Disc board of directors would result in a breach of its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement); provided that (x) Gemini receives written notice from Disc confirming that the Disc board of directors has determined to change its recommendation at least four business days in advance of the Disc board recommendation change, which notice must include a description in reasonable detail of the reasons for such Disc board recommendation change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any required notice period, Gemini will be entitled to deliver to Disc one or more counterproposals to such Acquisition Proposal and Disc will, and will cause its representatives to, negotiate with Gemini in good faith (to the extent Gemini desires to negotiate) to make such adjustments in the terms and conditions of Merger Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Disc stockholders would receive as a result of such potential Superior Offer), Disc will be required to provide Gemini with notice of such material amendment and the required notice period will be extended, if applicable, to ensure that at least two business days remain in the required notice period following such notification during which the parties must comply again with the requirements in this provision and the Disc board of directors will not make a Disc board recommendation change prior to the end of such required notice period as so extended (it being understood that there may be multiple extensions).

Meeting of Gemini’s Stockholders and Written Consent of Disc’s Stockholders
Gemini is obligated under the Merger Agreement to take all action necessary under applicable law to call, give notice of and hold a meeting of the holders of Gemini common stock for the purpose of considering and voting to approve the proposals. The Gemini special meeting will be held as promptly as practicable after the registration statement on Form S-4 is declared effective under the Securities Act, and in any event no later than 45 days after the effective date of the registration statement on Form S-4.
Promptly, and no later than the second business day, after the registration statement on Form S-4 has been declared effective, Disc is required to obtain the approval by written consent from Disc stockholders sufficient to (i) adopt and approve the Merger Agreement and the contemplated transactions (including the merger), (ii) acknowledging that the approval given thereby is irrevocable and that such stockholders are aware of their rights to demand appraisal for their shares pursuant to Section 262 of the DGCL, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by their approval of the merger, they are not entitled to appraisal rights with respect to their shares in connection with the merger and thereby waive any rights to receive payment of the fair value of their capital stock under the DGCL. Promptly following receipt of such consent, Disc will prepare, and cause to be mailed to its stockholders who didn’t sign the written consent, a notice in accordance with the DGCL.
Regulatory Approvals
Each party will use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the transactions contemplated by the Merger Agreement, and to submit promptly any additional information requested by any such governmental authority. Disc and Gemini will respond as promptly as is practicable to respond in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other governmental authority in connection with antitrust or competition matters.
Indemnification and Insurance for Directors and Officers
Under the Merger Agreement, from the effective time of the merger through the sixth anniversary of the date on which the effective time of the merger occurs, Gemini and the surviving corporation in the merger agreed to indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the effective time of the merger, a director or officer of Gemini or Disc, respectively, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the indemnified officer or director is or was a director or officer of Gemini or of Disc, whether asserted or claimed prior to, at or after the effective time of the merger. From and after the effective time of the merger, Gemini and the surviving corporation in the merger will also fulfill Gemini’s and Disc’s indemnity obligations, respectively, to each person who is, has been, or who becomes prior to the effective time of the merger, a director or officer of Gemini or Disc.
The Merger Agreement also provides that the provisions of the amended and restated certificate of incorporation and amended and restated bylaws of Gemini with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Gemini that are presently set forth in the amended and restated certificate of incorporation and amended and restated bylaws of Gemini will not be amended modified or repealed for a period of six years from the effective time of the merger in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time of the merger, were officers or directors of Gemini, unless such modification is required by applicable law. The amended and restated certificate of incorporation and amended and restated bylaws of the surviving corporation will contain, and Gemini will cause the amended and restated certificate of incorporation and amended and restated bylaws of the surviving corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the amended and restated certificate of incorporation and amended and restated bylaws of Gemini.
From and after the effective time of the merger, Gemini will maintain director and officers’ liability insurance policies, with an effective date as of the closing date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Gemini. In addition, Gemini will secure and purchase a six year “tail policy” on Gemini’s existing directors’ and officers’ liability insurance policy with an effective date as of the date of the closing.
Additional Agreements
Each of Gemini and Disc has agreed to use its commercially reasonable efforts to cause to be taken all actions necessary to consummate the merger and the other transactions contemplated by the Merger Agreement. In connection therewith, each party has agreed to:
•	make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the transactions contemplated by the Merger Agreement;
•
use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable law or contract, or otherwise) in connection with the merger and the other transactions contemplated by the Merger Agreement or for such contract to remain in full force and effect;

•	use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to the transactions contemplated by the Merger Agreement; and
•	use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Merger Agreement.
Pursuant to the Merger Agreement, Gemini and Disc have further agreed that:
•
Gemini will use its commercially reasonable efforts to cause the shares of Gemini common stock being issued in the merger to be approved for listing on Nasdaq at or prior to the effective time of the merger.

•
Each party will keep the other party reasonably informed regarding any stockholder litigation against Gemini or any of its directors relating to the Merger Agreement or the transactions contemplated thereby. Prior to the closing of the merger, Gemini will control the defense and settlement of any litigation related to the Merger Agreement or the transactions contemplated thereby, but will reasonably consult with and permit Disc and its representatives to participate in consideration to Disc’s advice with respect to any such litigation. Gemini will promptly advise Disc of the initiation of, and keep Disc reasonably apprised of any material developments in connection with, any such litigation.

Conditions to the Completion of the Merger
The following contains a description of all material conditions to the completion of the merger.
Each party’s obligation to complete the merger is subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the closing, of various conditions, which include the following:
•
the registration statement on Form S-4, of which this proxy statement/prospectus is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order that has not been withdrawn;

•
there must not have been issued, and remain in effect, any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger or any of the other transactions contemplated by the Merger Agreement by any court of competent jurisdiction or other governmental authority of competent jurisdiction, and no law, statute, rule, regulation, ruling or decree will be in effect which has the effect of making the consummation of the merger or any of the other transactions contemplated by the Merger Agreement illegal;

•
the holders of a majority of the outstanding shares of Disc common stock, voting as a single class and the holders of Disc preferred stock constituting the Requisite Holders (as defined in the Merger Agreement), must have adopted and approved the Merger Agreement and the transactions contemplated therein. The holders of the shares of Gemini common stock constituting a majority of the votes cast at the Gemini special meeting must have approved the issuance of the shares of Gemini common stock to Disc securityholders pursuant to the terms of the Merger Agreement and the shares of Gemini common stock entitled to vote thereon must have approved an amendment to Gemini’s amended and restated certificate of incorporation to effect the proposed reverse stock split; and

•
the approval of the listing of the additional shares of Gemini common stock on Nasdaq will have been obtained and the shares of Gemini common stock to be issued in the merger pursuant to the Merger Agreement will have been approved for listing (subject to official notice of issuance) on Nasdaq.

In addition, each party’s obligation to complete the merger is further subject to the satisfaction or waiver by that party of the following additional conditions:
•
the other party to the Merger Agreement must have performed or complied with in all material respects all of such party’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the effective time of the merger;

•	the other party must have delivered certain certificates and other documents required under the Merger Agreement for the closing; and
•	the lock-up agreements executed by certain stockholders of Disc and Gemini will continue to be in full force and effect as of immediately following the effective time of the merger.
In addition, the obligation of Gemini and Merger Sub to complete the merger is further subject to the satisfaction or waiver of the following conditions:
•
the representations and warranties regarding certain matters related to organization, organizational documents, authority, vote required, non-contravention, capitalization, and financial advisors of Disc in the

Merger Agreement must be accurate and complete on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;
•
the representations and warranties regarding certain other capitalization matters of Disc in the Merger Agreement must be accurate and complete on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except for such inaccuracies which are de minimis, individually or in the aggregate;

•
the remaining representations and warranties of the other party in the Merger Agreement must be accurate and complete on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a material adverse effect on Disc (without giving effect to any references therein to materiality qualifications);

•
there shall have been no effect, change, event, circumstance or development that (considered together with all other effects, changes, events, circumstances or developments that have occurred prior to the applicable date of determination) has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Disc or its subsidiaries, taken as a whole; provided that effects, changes, events, circumstances or developments arising from the following will not be taken into account for purposes of determining whether such material adverse effect shall have occurred (except, with respect to certain effects, changes, events, circumstances or developments, to the extent disproportionately affecting Disc and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Disc and its subsidiaries operate):

•	the announcement of the Merger Agreement or the pendency of the transactions contemplated thereby;
•	the taking of any action, or the failure to take any action, by Disc that is required to comply with the terms of the Merger Agreement;
•
any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing;

•	any change in generally accepted accounting principles or any change in applicable laws, rules or regulations or the interpretation thereof; or
•	general economic or political conditions or conditions generally affecting the industries in which Disc and its subsidiaries operate.
•
any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar contracts between Disc and any holders of Disc common stock or Disc preferred stock, including any such contract granting any person investor rights, rights of first refusal, registration rights or director registration rights must have been terminated (or have been terminated as of the closing);

•	Disc shall have effected a conversion of all of Disc’s preferred stock into Disc common stock as of immediately following the effective time of the merger;
•	Disc shall have obtained and delivered certain third party consents;
•	each of the dividends, if any, under the CVR Agreement shall have been declared and the record dates with respect to such dividends shall have occurred; and
•	a specified agreement of Disc’s shall remain in full force and effect.
In addition, the obligation of Disc to complete the merger is further subject to the satisfaction or waiver of the following conditions:

•
the representations and warranties regarding certain matters related to organization, organizational documents, authority, vote required and financial advisors of Gemini in the Merger Agreement must be accurate and complete on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•
the representations and warranties regarding capitalization matters of Gemini in the Merger Agreement must be accurate and complete on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except for such inaccuracies which are de minimis, individually or in the aggregate;

•
the remaining representations and warranties of Gemini in the Merger Agreement must be accurate and complete on the date of the Merger Agreement and on the closing date of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a material adverse effect on Gemini (without giving effect to any references therein to materiality qualifications);

•
there shall have been no effect, change, event, circumstance or development that (considered together with all other effects, changes, circumstances or developments that have occurred prior to the applicable date of determination) has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Gemini and its subsidiaries, taken as a whole; provided, that effects, changes, events, circumstances or developments resulting from the following shall not be taken into account for purposes of determining whether such material adverse effect shall have occurred (except, with respect to certain effects, changes, events, circumstances or developments, to the extent disproportionately affecting Gemini and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Gemini and its subsidiaries operate):

•	the announcement of the Merger Agreement or the pendency of the transactions contemplated thereby;
•
any change in the stock price or trading volume of Gemini common stock (it being understood, however, that any effect causing or contributing to any change in stock price or trading volume of Gemini common stock may be taken into account in determining whether a material adverse effect with respect to Gemini has occurred, unless such effects are otherwise excepted from such determination pursuant to the terms of the Merger Agreement);

•	the taking of any action, or the failure to take any action, by Gemini that is required to comply with the terms of the Merger Agreement, or the taking of any action set forth on a specified schedule;
•
any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing;

•	any change in generally accepted accounting principles or any change in applicable laws, rules or regulations or the interpretation thereof; or
•	general economic or political conditions or conditions generally affecting the industries in which Gemini and its subsidiaries operate;
•	the existing shares of Gemini common stock shall have been continuously listed on Nasdaq from the date of the Merger Agreement through the date of the closing of the merger; and
•
Disc shall have received a true and correct copy of a payoff letter addressed to Disc and Gemini from Silicon Valley Bank in connection with the repayment by Gemini of any unpaid indebtedness for borrowed money of Gemini and related fees to Silicon Valley Bank and termination of the relevant debt facility.

Termination and Termination Fees
Termination of the Merger Agreement
The Merger Agreement may be terminated at any time before the effective time of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:
(a)	by mutual written consent of Gemini and Disc;
(b)
by either Gemini or Disc, if the merger has not been consummated by March 15, 2023 (subject to possible extension as provided in the Merger Agreement); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the merger to occur on or before March 15, 2023 and such action or failure to act constitutes a breach of the Merger Agreement; and provided, further, that such date will be extended by 60 days by either party if an injunction, investigation or order relating to antitrust laws has not been satisfied or in the event that the SEC has not declared effective the registration statement on Form S-4, of which this proxy statement/prospectus is a part, by the date which is 60 days following March 15, 2023;

(c)
by either Gemini or Disc, if a court of competent jurisdiction or governmental entity has issued a final and non-appealable order, decree or ruling or taken any other action that permanently restrains, enjoins or otherwise prohibits the merger or any of the other transactions contemplated by the Merger Agreement;

(d)
by Gemini, if the written consent of Disc stockholders necessary to adopt the Merger Agreement and approve the merger and related matters has not been obtained within two business days of the registration statement on Form S-4, of which this proxy statement/prospectus is a part, becoming effective; provided that this right to terminate the Merger Agreement will not be available to Gemini once Disc obtains such stockholder approval;

(e)
by either Gemini or Disc, if the Gemini special meeting has been held and completed and Gemini stockholders have taken a final vote on the merger proposal set forth herein to be considered at the Gemini special meeting, including the issuance of Gemini common stock to Disc stockholders in connection with the merger, and such merger proposal has not been approved by the Gemini stockholders; provided, that Gemini may not terminate the Merger Agreement pursuant to this provision if the failure to obtain the approval of Gemini stockholders was caused by the action or failure to act of Gemini and such action or failure to act constitutes a material breach by Gemini of the Merger Agreement;

(f)
by Disc, at any time prior to the approval by Gemini stockholders of the merger proposal set forth herein to be considered at the Gemini special meeting, if any of the following circumstances shall occur:

•
Gemini fails to include in this proxy statement/prospectus the Gemini board of directors’ recommendation that Gemini stockholders vote to approve the merger proposal set forth herein to be considered at the Gemini special meeting;

•	the Gemini board of directors, or any committee thereof, makes a recommendation change adverse to Disc or approves, endorses or recommends any Acquisition Proposal; or
•	Gemini enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement;
(g)	by Gemini, at any time prior to the adoption of the Merger Agreement and approval of the transactions contemplated therein by the Disc stockholders, if any of the following circumstances shall occur:
•	the Disc board of directors withdraws or modifies its recommendation in a manner adverse to Gemini or approves, endorses or recommends any Acquisition Proposal; or
•	Disc enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement;
(h)
by Disc, if Gemini or Merger Sub has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Gemini has become inaccurate, in either case such that the conditions to the closing would not be satisfied as of time of such breach or inaccuracy; provided that Disc is not then in material breach of any representation, warranty covenant or agreement under the Merger Agreement; provided, further, if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this paragraph as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from Disc to Gemini or Merger Sub and Disc’s intention to terminate pursuant to this paragraph (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Gemini or Merger Sub is cured prior to such termination becoming effective); or
(i)
by Gemini, if Disc has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Disc has become inaccurate, in either case such that the conditions to the closing would not be satisfied as of time of such breach or inaccuracy; provided that Gemini is not then in material breach of any representation, warranty covenant or agreement under the Merger Agreement; provided, further, if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this paragraph as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from Gemini to Disc and Gemini’s intention to terminate pursuant to this paragraph (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Disc is cured prior to such termination becoming effective).

The party desiring to terminate the Merger Agreement will give the other party written notice of such termination, specifying the provisions hereof pursuant to which such termination is made and the basis for termination described in reasonable detail.
Termination Fees Payable by Gemini
Gemini must pay Disc a termination fee of $3.0 million if the Merger Agreement is terminated (i) by Gemini or Disc pursuant to clause (e) above, (ii) by Disc pursuant to clause (f) above, (iii) at any time after the date of the Merger Agreement and prior to the Gemini special meeting an Acquisition Proposal with respect to Gemini will have been publicly announced, disclosed or otherwise communicated to the Gemini board of directors (and will not have been withdrawn), and (iii) in the event the Merger Agreement is terminated pursuant to clause (e) above, within 12 months after the date of such termination, Gemini enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction.
Gemini must reimburse Disc for expenses incurred by Disc in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $750,000 if Disc terminates the Merger Agreement pursuant to clause (e) or (f) above.
Termination Fees Payable by Disc
Disc must pay Gemini a termination fee of $7.8 million if (i) the Merger Agreement is terminated by Gemini pursuant to clause (d) or (g) above, (ii) at any time after the date of the Merger Agreement and before obtaining the required Disc stockholder approval an Acquisition Proposal with respect to Disc will have been publicly announced, disclosed or otherwise communicated to the Disc board of directors (and will not have been withdrawn), and (iii) in the event the Merger Agreement is terminated pursuant to clause (d) above, within 12 months after the date of such termination, Disc enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction.
Disc must reimburse Gemini for expenses incurred by Gemini in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $750,000 if Gemini terminates the Merger Agreement pursuant to clause (g) or (i) above.
Amendment and Waiver
The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of Disc, Merger Sub and Gemini. Such amendment requires the approval of the respective boards of directors of Disc, Merger Sub and Gemini at any time, except that after the Merger Agreement has been adopted and approved by the Disc stockholders or Gemini stockholders, no amendment which by law requires further approval by the Disc stockholders or Gemini stockholders, as the case may be, may be made without such further approval.
Any provision of the Merger Agreement may be waived by any party solely on that party’s behalf, without the consent of any other party. The waiver must be expressly set forth in a written instrument duly executed and delivered on behalf of such party, which will only be valid in the specific instance in which it is given. No failure or delay on the part of any party with respect to the exercise of any power, right, privilege or remedy under the Merger Agreement will operate as a waiver of such power, right, privilege or remedy. Furthermore, no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
Fees and Expenses
The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except as described above in the section titled “—Termination and Termination Fees” beginning on page 197 of this proxy statement/prospectus, and except that Disc and Gemini will share equally in any fees and expenses, other than attorneys’ and accountants’ fees and expenses, incurred in relation to the filings by the parties to the Merger Agreement under any filing requirement under antitrust or merger control laws applicable to the Merger Agreement and the transactions contemplated therein, and in relation to printing and filing with the SEC of the registration statement on Form S-4 (including any financial statements and exhibits) and any related amendments or supplements

AGREEMENTS RELATED TO THE MERGER
Support Agreements
In order to induce Gemini to enter into the Merger Agreement, certain Disc stockholders are parties to support agreements with Gemini and Disc pursuant to which, among other things, each such stockholder, solely in his, her or its capacity as a Disc stockholder, has agreed to vote all of such stockholder’s shares of Disc capital stock in favor of (i) the adoption of the Merger Agreement and (ii) the approval of the merger and related transactions contemplated by the Merger Agreement. These Disc stockholders also agreed to vote against any competing Acquisition Proposal with respect to Disc.
These Disc stockholders have also granted Disc an irrevocable proxy to vote their respective shares of Disc capital stock in accordance with the support agreements. These Disc stockholders have also agreed not to solicit any Acquisition Proposals or Acquisition Inquiries, and agreed to waive any appraisal or dissenters’ rights relating to the merger.
As of August 9, 2022, the Disc stockholders that are party to supports agreement with Disc and Gemini owned approximately 90% of the outstanding shares of Disc capital stock. These stockholders include executive officers and directors of Disc, as well as certain other stockholders owning a significant portion of the outstanding shares of Disc capital stock. Following the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part and pursuant to the Merger Agreement, Disc stockholders holding a sufficient number of shares of Disc capital stock to adopt the Merger Agreement and approve the merger and related transactions will execute a written consent providing for such adoption and approval. Therefore, holders of the requisite number of shares of Disc capital stock required by Disc’s governing documents (which such number is less than 100%) to adopt the Merger Agreement and approve the merger and related transactions are expected to adopt the Merger Agreement and approve the merger via written consent pursuant to the terms and conditions of such support agreements. No stockholders of Disc have executed a written consent approving or adopting the Merger Agreement or the merger at this time.
Under these support agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer their shares of Disc capital stock and securities convertible into shares of Disc capital stock held by them, or any voting rights with respect thereto, until the earlier of the termination of the Merger Agreement and the completion of the merger, subject to certain exceptions. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreement, each person to which any shares of Disc capital stock or securities convertible into shares of Disc capital stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement.
In addition, in order to induce Disc to enter into the Merger Agreement, certain Gemini stockholders are parties to support agreements with Gemini and Disc pursuant to which, among other things, each such stockholder, solely in his, her or its capacity as a Gemini stockholder, has agreed to vote all of such stockholder’s shares of Gemini capital stock in favor of (i) the adoption of the Merger Agreement and (ii) the approval of the merger and related transactions contemplated by the Merger Agreement. These Gemini stockholders also agreed to vote against any competing Acquisition Proposal with respect to Gemini.
These Gemini stockholders have also granted Gemini an irrevocable proxy to vote their respective shares of Gemini capital stock in accordance with the support agreements. These Gemini stockholders have also agreed not to solicit any Acquisition Proposals or Acquisition Inquiries, and agreed to waive any appraisal or dissenters’ rights relating to the merger.
As of August 9, 2022, the Gemini stockholders that are party to supports agreement with Gemini and Disc owned approximately 36% of the outstanding shares of Gemini capital stock. These stockholders include executive officers and directors of Gemini, as well as certain other stockholders owning a significant portion of the outstanding shares of Gemini capital stock.
Under these support agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer their shares of Gemini capital stock and securities convertible into shares of Gemini capital stock held by them, or any voting rights with respect thereto, until the earlier of the termination of the Merger Agreement and the completion of the merger, subject to certain exceptions. To the extent that any such sale or transfer is permitted
The foregoing descriptions of the support agreements do not purport to be complete and are qualified in their entirety by the full text of the forms of support agreements, which are attached hereto as Annex C and Annex D.

Lock-Up Agreements
Certain of Disc’s executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Gemini’s common stock or any securities convertible into or exercisable or exchangeable for Gemini common stock, currently or thereafter owned, including, as applicable, shares purchased by existing Disc stockholders in the Disc pre-closing financing, until 180 days after the effective time of the merger.
The Disc stockholders who have executed lock-up agreements as of August 9, 2022, owned in the aggregate, approximately 90% of the shares of Disc’s outstanding capital stock.
Certain of Gemini’s executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such stockholders have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Gemini’s common stock or any securities convertible into or exercisable or exchangeable for Gemini common stock, currently or thereafter owned, until 180 days after the effective time of the merger.
Gemini stockholders who have executed lock-up agreements as of August 9, 2022 owned, in the aggregate, approximately 36% of the shares of Gemini common stock.
The foregoing description of the lock-up agreements does not purport to be complete and is qualified in its entirety by the full text of the form of lock-up agreement, which is attached hereto as Annex E.
Subscription Agreement
Immediately prior to the execution and delivery of the Merger Agreement, certain existing investors of Disc entered into a subscription agreement with Disc, pursuant to which such investors have agreed to purchase Disc common stock, representing an aggregate commitment of $53.5 million, in the Disc pre-closing financing.
The shares of Disc common stock that are issued in the Disc pre-closing financing will be converted into shares of Gemini common stock in the merger. Accordingly, by approving Proposal No. 1 relating to the merger, Gemini stockholders will also be approving the issuance of shares of Gemini common stock to be issued in exchange for all shares of Disc common stock that are sold in the Disc pre-closing financing.
The subscription agreement contains customary representations and warranties of Disc and also contains customary representations and warranties of the purchasers party thereto.
Each purchaser’s obligation to purchase shares of Disc common stock from Disc pursuant to the subscription agreement is subject to the satisfaction or waiver of certain conditions, including:
•
Disc’s representations and warranties in the subscription agreement being true and correct in all respects as of the effective date of the subscription agreement and true and correct in all material respects as of closing date for the Disc pre-closing financing, subject to certain exceptions;

•	Disc having performed and complied in all material respects with all covenants, agreements, obligations and conditions required to be performed or complied with by it;
•	the issuance of a compliance certificate by the chief executive officer of Disc;
•	all registrations, qualifications, permits and approvals, if any, required under applicable state securities laws having been obtained;
•
the satisfaction or waiver of all conditions to the closing of the merger set forth in the Merger Agreement (other than the condition regarding the Disc pre-closing financing) and the closing of merger being set to occur substantially concurrently with the closing of the Disc pre-closing financing;

•	no injunction shall have been issued prohibiting the consummation of the Disc pre-closing financing; and
•	and Disc shall have delivered the registration rights agreement required by the subscription agreement;

Disc’s obligation to sell shares of Disc common stock to each purchaser pursuant to the subscription agreement is subject to the satisfaction or waiver of certain conditions, including:
•
the representations and warranties made by the purchasers being true and correct as of the effective date of the subscription agreement and true and correct in all material respects as of the closing date of the Disc pre-closing financing, subject to certain exceptions;

•	each purchaser having performed and complied with all covenants, agreements, obligations and conditions required to be performed or complied with by each purchaser;
•	the subscription agreement having not been terminated as to such investor;
•	all registrations, qualifications, permits and approvals, if any, required under applicable state securities laws having been obtained; and
•
the satisfaction or waiver of all conditions to the closing of the merger set forth in the Merger Agreement (other than the condition regarding the Disc pre-closing financing) and the closing of merger being set to occur substantially concurrently with the closing of the Disc pre-closing financing.

The subscription agreement may be changed, waived, amended or modified only by a written instrument executed by Disc and the purchasers committed to purchase at least a majority of the shares sold in the Disc pre-closing financing, including at least one of AI DMI LLC and OrbiMed. The subscription agreement may be terminated upon the earlier to occur of (i) such date and time that the Merger Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of Disc and the purchaser, (iii) if the closing conditions have not been satisfied as of the time required to be so satisfied or waived such that the transactions contemplated by the subscription agreement are not consummated, and (iv) if the closing has not occurred on or before March 15, 2023, other than as a result of a willful breach of a purchaser’s obligations under the subscription agreement.
Contingent Value Rights Agreement
The CVRs will be governed by the terms of the CVR Agreement, which will be entered into at or prior to the effective time by Gemini and a rights agent to be designated by Gemini prior to the closing.
As provided in the Merger Agreement, Gemini intends to declare a dividend to its common stockholders of record the right to receive one non-transferable CVR for each outstanding share of Gemini common stock held by such stockholder as of such date, each representing the non-transferable contractual right to receive certain contingent payments from Gemini upon the occurrence of certain events within agreed time periods.
Characteristics of the CVRs; Restrictions on Transfer
The CVRs may not be transferred, pledged, hypothecated, encumbered, assigned or otherwise disposed of (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), in whole or in part, other than pursuant to any of the following permitted transfers: (i) upon death of a holder thereof by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) if the holder thereof is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable (v) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (vi) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as permitted by The Depository Trust Company; (vii) to Gemini or its affiliates; or (viii) as the CVRs may be abandoned in accordance with the terms of the CVR Agreement.
The CVRs will not be evidenced by a certificate or any other instrument. The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of the CVRs. The CVRs will not represent any equity or ownership interest in Gemini or any of its subsidiaries.
The rights agent will maintain an up-to-date register, or the CVR Register, for the purposes of (i) identifying the holders of CVRs, (ii) determining holders’ entitlement to CVRs and (iii) registering the CVRs and permitted transfers thereof. Gemini’s obligation to make the CVR payment, if any becomes due, is neither secured nor guaranteed by Gemini or any of its affiliates.

CVR Payments
Pursuant to the CVR Agreement, each CVR holder is entitled to certain rights to receive shares of the combined company, which are to be issued by Gemini and delivered by the rights agent, after the end of each calendar quarter following the closing (but no earlier than December 31, 2022). The number of shares to be issued by Gemini in any given calendar quarter will be equal to (i) the CVR Proceeds for such applicable calendar quarter, divided by (ii) the volume weighted average of Gemini common stock’s closing market prices for the five (5) trading days ending the day prior to the date of issuance. The CVR Proceeds will include the following proceeds, in each case as calculated in accordance with GAAP using the policies, methodologies, processes and procedures used to prepare Gemini’s most recent year-end financial statements prior to the commencement of such calendar quarter:
•
any and all consideration of any kind that is paid to or received by Gemini or any of its affiliates during the period beginning immediately following the effective time and ending on the tenth anniversary of the closing date in respect of the sale, license, transfer, disposition or other monetizing event of any potentially transferrable assets, minus all accrued but unsatisfied permitted deductions, collectively, the Permitted Deductions, as of the date of payment, which include (but shall in no event be deducted until the aggregate amount exceeds $250,000):
•	applicable tax imposed on the Gross Proceeds;
•
any reasonable and documented out-of-pocket costs and expenses incurred by Gemini or its affiliates in respect of its performance of the CVR Agreement, or in respect of its performance of any agreement, in connection with any potentially transferable assets;

•
any reasonable and documented out-of-pocket costs and expenses incurred by Gemini or its affiliates in respect of the negotiation, entry into or the closing of any disposition in connection with any potentially transferable assets;

•
any losses incurred or reasonably expected to be incurred by Gemini or any of its affiliates arising out of any third-party claims relating to or in connection with any disposition, including indemnification obligations of Gemini or any of its affiliates set forth in a definitive written agreement with respect to an asset disposition;

•
any losses borne by Gemini or any of its affiliates pursuant to contracts related to potentially transferable assets, including costs arising from the termination thereof (in each case only to the extent not included in the calculation of Gemini Net Cash (calculated in accordance with the Merger Agreement); and

•
any liabilities which Gemini reasonably and in good faith determines (with the approval of the Special Committee) should have been, but were not, deducted from Gemini Net Cash (calculated in accordance with the Merger Agreement), to the extent that deduction of such liabilities would have resulted in a change in the exchange ratio under the Merger Agreement were such amounts properly deducted.

Special Committee; Efforts
In connection with the CVR Agreement the Gemini board will designate a special committee composed of the independent continuing director of Gemini (Georges Gemayel), to manage the legacy assets and to conduct any sale or transfer process, and empowered to direct any officer of Gemini to negotiate, execute and deliver a written agreement with respect to any such disposition.
For a period of 12 months following the Closing, Gemini and its subsidiaries will be required to use commercially reasonable efforts to maintain the legacy Gemini assets and effect a disposition of such assets, at the direction of the special committee. Post-Closing Gemini may also not take any action for the primary purpose of frustrating the payment of CVR proceeds.
Withholding
The CVR Agreement provides that Gemini and the rights agent will be entitled to deduct and withhold, or cause to be deducted and withheld, from any payment payable to CVR holders pursuant to the CVR Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable law relating to taxes. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts will be treated for all purposes of the CVR Agreement as having been paid to the CVR holder in respect of which such deduction and withholding was made. Prior to making any such tax deductions or withholdings or causing any such tax deductions or withholdings to be made with respect to any CVR holder, the rights agent will, to the extent reasonably practicable, provide notice to the CVR holder of such potential tax deduction or withholding and a reasonable opportunity for the CVR holder to provide any necessary tax forms in order to avoid or reduce such withholding amounts. However, the time period for the payment of amounts payable to CVR holders in accordance with the CVR Agreement will be extended by a period equal to any delay caused by the CVR holder in providing such forms, and in no event will such period be extended for more than ten business days (unless otherwise requested by the CVR holder for the purpose of delivering such forms and agreed to by the rights agent).
Payment Procedures
No later than 45 days following the end of each calendar quarter of following the closing (but not earlier than December 31, 2022), Gemini will deliver to the rights agent (or in the case of clause (iv) below, to the rights agent or as the rights agent directs) an officer’s certificate certifying for such calendar quarter the aggregate amount of (i) the CVR proceeds received by Gemini or its affiliates during such calendar quarter (or in the case of the first delivery of such certificate, all CVR proceeds received through the end of such quarter), (ii) the Permitted Deductions reflected in such CVR proceeds, and (iii) the CVR payment payable to the CVR holders.
Amendment and Termination of the CVR Agreement
Gemini may, at any time and from time to time, enter into one or more amendments to the CVR Agreement for any of the following purposes, without the consent of any of the holders of CVRs:
•
to evidence the appointment of another person as a successor rights agent and the assumption by any successor rights agent of the covenants and obligations of the rights agent pursuant to the CVR Agreement;

•	to evidence the succession of another person to Gemini and the assumption of any such successor of the covenants of Gemini pursuant to the CVR Agreement;
•
as may be necessary or appropriate to ensure that CVRs are not subject to registration under the Securities Act or the Exchange Act and the rules and regulations made thereunder, or any applicable state securities or “blue sky” laws;

•	as may be necessary or appropriate to ensure that Gemini is not required to produce a prospectus or an admission document in order to comply with applicable law;
•	to cancel CVRs (i) in the event that any holder of CVRs has abandoned its rights to such CVRs or (ii) following a transfer of such CVRs to Gemini or its affiliates; or
•	as may be necessary or appropriate to ensure that Gemini complies with applicable law.
Gemini will (or will cause the rights agent to) provide notice in general terms of the substance of any amendment to the CVR Agreement to the holders of the CVRs promptly after execution by Gemini and the rights agent, if applicable, of such amendment.
The CVR Agreement will terminate and be of no force or effect, and the parties will have no liability thereunder, upon the tenth anniversary of the closing date.
Other Provisions of the CVR Agreement
The CVR Agreement also provides, among other things, for:
•	the duties, responsibilities, rights and immunities of the rights agent, and procedures for the resignation or removal of the rights agent and appointment of a successor;
•	a prohibition on Gemini granting any lien, security, interest, pledge or similar interest in any potentially transferrable assets or any CVR proceeds, unless approved by the CVR Special Committee; and
•
the application of laws of the State of Delaware, exclusive jurisdiction over the parties by the Chancery Court of the State of Delaware, County of New Castle, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the District of Delaware (and appellate courts thereof), and waiver of trial by jury.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by the full text of the form of CVR Agreement, which is attached hereto as Annex F.
Material U.S. Federal Income Tax Consequences of the CVRs to Holders of Gemini Common Stock
The following is a discussion of the material U.S. federal income tax consequences relating to the receipt of the CVRs by Gemini stockholders pursuant to the Contingent Value Rights Agreement and distributions of Gemini common stock pursuant to the CVRs to holders of Gemini common stock. This discussion does not purport to be a complete analysis of all potential tax consequences and is based upon current provisions of the Code, existing Treasury regulations, judicial decisions and published rulings and administrative pronouncements of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to Gemini stockholders as described in this summary.
This discussion does not address all U.S. federal income tax consequences relevant to a Gemini stockholder, including the alternative minimum tax. In addition, it does not address consequences relevant to Gemini stockholders that are subject to particular U.S. or non-U.S. tax rules, including, without limitation, to Gemini stockholders that are:
•	persons who do not hold their Gemini common stock as a “capital asset” within the meaning of Section 1221 of the Code;
•	brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;
•	real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;
•	pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);
•	persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction or other integrated transaction;
•	persons that have a functional currency other than the U.S. dollar;
•	traders in securities who elect to apply a mark-to-market method of accounting;
•	persons who hold shares of Gemini common stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;
•	persons who acquired their shares of Gemini common stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;
•
persons subject to special tax accounting rules as a result of any item of gross income with respect to Gemini common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons deemed to sell Gemini common stock under the constructive sale provisions of the Code;
•	persons holding Gemini common stock who exercise dissenters’ rights;
•
persons who acquired their shares of Gemini common stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

•	certain expatriates or former citizens or long-term residents of the United States.
If an entity that is treated as a partnership for U.S. federal income tax purposes holds Gemini common stock, the U.S. federal income tax treatment of a partner in the partnership or other pass-through entity will generally depend upon the status of the partner, the activities of the partnership or other pass-through entity and certain determinations made at the partner level. If you are a partner of a partnership or other pass-through entity holding Gemini common stock, you should consult your tax advisors regarding the tax consequences of the receipt of the CVRs and distributions of Gemini common stock pursuant to the CVRs.

In addition, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the distribution of the CVRs, whether or not they are in connection with the distribution of the CVRs, including, without limitation, the merger and the reverse stock split, except as specifically provided below; (b) the tax consequences of the ownership of shares of Gemini common stock distributed with respect to the CVRs; (c) any U.S. federal non-income tax consequences of the receipt of the CVRs and distributions of Gemini common stock pursuant to the CVRs, including estate, gift or other tax consequences; (d) any state, local or non-U.S. tax consequences; or (e) the Medicare contribution tax on net investment income. The CVRs generally may not be transferred or assigned except for certain permitted transfers; accordingly, this discussion assumes the CVRs are not transferable or assignable and does not address any consequences of transferring, assigning or otherwise disposing of the CVRs or any interest therein. No ruling from the IRS has been or will be requested in connection with the distribution of the CVRs or distributions of Gemini common stock pursuant to the CVRs. Gemini stockholders should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion.
STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE RECEIPT OF THE CVRS AND DISTRIBUTIONS OF GEMINI COMMON STOCK PURSUANT TO THE CVRS ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of “U.S. Holder”
For purposes of this discussion, a “U.S. holder” is a beneficial owner of Gemini common stock that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•
a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) is authorized or has the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source.
Material U.S. Federal Income Tax Consequences for U.S. Holders
Tax Treatment of the CVRs and the Proposed Reverse Stock Split
Although the matter is not free from doubt, Gemini will treat the issuance of the CVRs and the proposed reverse stock split as separate transactions for U.S. federal income tax purposes, and the following discussion assumes this treatment will be respected. The IRS could challenge this position, however, in which case the tax consequences of the CVRs and the proposed reverse stock split could differ from those described below. Gemini urges you to consult your tax advisor with respect to whether the issuance of the CVRs and the proposed reverse stock split constitute separate transactions.
Tax Treatment of the CVRs
There is no authority directly on point addressing how contingent value rights with characteristics similar to the CVRs should be treated for federal income tax purposes. Accordingly, holders are urged to consult with their tax advisors regarding this issue.
Although the matter is not free from doubt, Gemini will treat (i) a U.S. holder’s receipt of the CVRs as a non-taxable distribution with respect to the holder’s existing shares of Gemini common stock for U.S. federal income tax purposes, and (ii) a U.S. holder’s receipt of shares of Gemini common stock in respect of the CVRs as a non-taxable exercise of the right to receive stock under the CVRs for U.S. federal income tax purposes. Pursuant to Section 305(a) of the Code, in general, the receipt by a stockholder of stock or a right to acquire stock should not be included in the taxable income of the recipient. The general rule of non-recognition in Section 305(a) is subject to exceptions in Section 305(b) of the Code, which include “disproportionate distributions.” Gemini does not believe the receipt of the CVRs should be treated as a disproportionate distribution, but the rules related to disproportionate distributions are complex.
Gemini’s position regarding the tax-free treatment of the CVRs and the distribution of shares of Gemini common stock pursuant to the CVRs is not binding on the IRS or the courts. This position may be challenged by the IRS, in which case holders of Gemini common stock could be required to recognize taxable income in respect of the receipt of the CVRs or the receipt of Gemini common stock under the CVRs, in each case, without a corresponding receipt of cash. For example, the IRS may assert that the fair market value of the CVRs, at the time of distribution, is a taxable distribution of property, which would be taxable upon receipt to holders of Gemini common stock to which the CVRs are distributed as a dividend to the extent of the holder’s pro rata share of Gemini’s current and accumulated earnings and profits, if any, with any excess being treated as a return of capital to the extent thereof and then as capital gain. In such case, issuances of Gemini common stock with respect to the CVRs may be treated as a payment with respect to a sale of a capital asset, ordinary income or dividends. U.S. Holders are urged to consult their tax advisors with respect to the proper characterization of the CVRs and the tax consequences thereof (including any future stock distributions made under the CVRs).
The following discussion assumes that the distribution of the CVRs is a non-taxable distribution to holders of Gemini common stock, and any distribution of shares of Gemini common stock pursuant to the CVRs is a non-taxable exercise of the right to receive stock under the CVRs, for U.S. federal income tax purposes.
Tax Basis in the CVRs
Although the fair market value of the CVRs is uncertain, Gemini will take the position that, on the distribution date of the CVRs, the fair market value of a CVR will be less than 15% of the fair market value of the share of Gemini common stock with respect to which such CVR is distributed. If the fair market value of the CVRs a U.S. holder receives is less than 15% of the fair market value of the holder’s existing shares of common stock with respect to which the CVRs are distributed on the date the holder receives the CVRs, the CVRs will be allocated a zero dollar basis for U.S. federal income tax purposes, unless the holder elects to allocate the holder’s basis in the holder’s existing shares of Gemini common stock with respect to which the CVRs are distributed between the holder’s existing shares of Gemini common stock and the CVRs in proportion to the relative fair market values thereof, determined on the date of receipt of the CVRs. If a U.S. holder chooses to allocate basis between the holder’s existing shares of Gemini common stock and the CVRs, the holder must make this election on a statement included with the holder’s timely filed federal income tax return (including extensions) for the taxable year in which the holder receives the CVRs. Such an election is irrevocable.
Gemini’s position regarding the relative fair market values of the CVRs and the Gemini common stock is not binding on the IRS or the courts. If this position is finally determined by the IRS or a court to be incorrect, then the holder must allocate the holder’s basis in the holder’s existing shares of Gemini common stock with respect to which the CVRs are distributed between those shares and the CVRs the holder receives in proportion to their fair market values determined on the date the holder receives the CVRs.
The fair market value of the CVRs on the date that the CVRs are distributed is uncertain, and Gemini has not obtained, and does not intend to obtain, an appraisal of the fair market value of the CVRs. In determining the fair market value of the CVRs, U.S. holders should consider all relevant facts and circumstances, including the length of the period during which the CVRs remain outstanding and the fact that the CVRs are generally non-transferable.
Expiration of the CVRs
If a U.S. holder’s CVRs expire without any distribution of shares of Gemini common stock with respect thereto, the U.S. holder should not recognize any gain or loss for U.S. federal income tax purposes, and the U.S. holder should re-allocate any portion of the tax basis in the holder’s existing Gemini common stock previously allocated to the CVRs that have expired to the existing Gemini common stock with respect to which such CVRs were received. If a U.S. holder’s CVRs expire after the holder has disposed of the shares of Gemini common stock with respect to which the CVRs were received, the U.S. holder should consult with the holder’s own tax advisor regarding the tax treatment of the expiration of the CVRs.

Due to the substantial uncertainty regarding the tax treatment of the CVRs (and any future distributions of Gemini common stock pursuant to the CVRs), U.S. holders are urged to consult their tax advisors concerning the recognition of gain and/or loss in connection with the CVRs and the applicability of information reporting and backup withholding.
Material U.S. Federal Income Tax Consequences for Non-U.S. Holders
The discussion below applies to beneficial owners of Gemini common stock that are not U.S. holders or entities treated as partnerships for U.S. federal income tax purposes (such beneficial owners, “non-U.S. holders”).
Tax Treatment of the CVRs
As discussed above, Gemini will treat the receipt of CVRs as a non-taxable distribution to holders of Gemini common stock, and any distribution of shares of Gemini common stock pursuant to the CVRs as a non-taxable exercise of the right to receive stock under the CVRs, for U.S. federal income tax purposes. In such case, non-U.S. holders will not be subject to U.S. federal income tax (or any withholding thereof) on the receipt of CVRs or on the receipt of any distributions of Gemini common stock pursuant to the CVRs.
Notwithstanding the foregoing, it is possible that the receipt of the CVRs or distributions of Gemini common stock pursuant to the CVRs could be taxable events and taxable as distributions or other income as described above under “Material U.S. Federal Income Tax Consequences for U.S. Holders—Tax Treatment of the CVRs.” In such case, non-U.S. holders could be subject to U.S. federal withholding tax at a rate of 30% on the fair market value of the CVRs, as of the distribution date, or the fair market value of shares of Gemini common stock distributed pursuant to the CVRs at the time of such distribution. Such withholding may be reduced or eliminated if the non-U.S. holder properly certifies qualification for a lower withholding rate under an applicable income tax treaty or an exemption from withholding as a result of such distributions being effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such distributions are attributable). A non-U.S. holder that is a corporation also could be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on income attributable to the CVRs. A non-U.S. holder that is an entity could also be subject to U.S. federal withholding tax at a rate of 30% if the holder has failed to comply with the requirements under the Foreign Account Tax Compliance Act or establish an exemption therefrom.
Due to the legal and factual uncertainty regarding the tax treatment of the CVRs (and any future distributions of Gemini common stock pursuant to the CVRs), non-U.S. holders are urged to consult their tax advisors concerning the recognition of gain and/or loss or withholding that may apply in connection with the CVRs. Non-U.S. holders should consult their tax advisors regarding the applicability of information reporting and backup withholding and/or withholding under the Foreign Account Tax Compliance Act with respect to the CVRs and any future distributions of Gemini common stock pursuant to the CVRs, particularly in light of the uncertainty under U.S. federal income tax law relating to the tax treatment of the CVRs.

GEMINI DIRECTORS, OFFICERS AND CORPORATE GOVERNANCE
The following sets forth certain information, as of March 10, 2022, concerning the directors and officers.
Name	Age	Position
Georges Gemayel, Ph.D.	62	Interim President and Chief Executive Officer, Executive Chairperson
Brian Piekos	47	Chief Financial Officer and Chief Business Officer
Samuel Barone, M.D.	48	Chief Medical Officer
Carl Gordon, Ph.D., CFA	57	Director
David Lubner	57	Director
Tuyen Ong, M.D., MRCOphth	47	Director
Jason Rhodes	52	Director
Jim Tananbaum, M.D.	58	Director
Georges Gemayel, Ph.D. Dr. Georges Gemayel has served as Gemini’s Interim President and Chief Executive Officer since February 2022, Executive Chairperson of the Board since November 2021 and Chairperson of the Board since May 2021. Dr. Gemayel has over 30 years of experience in the pharmaceutical industry, including management and executive positions in the U.S., Europe and the Middle East. Dr. Gemayel currently serves on the board of directors of Supernus Pharmaceuticals, Inc., and is the chair of the boards of Dynacure, Enterome SA, and GlycoEra. Previously, Dr. Gemayel served as Executive Chair of FoldRx Pharmaceuticals and of Syndexa Pharmaceuticals, as Chair of Oxthera AB, Dimension Therapeutics, Orphazyme A/S, and Epitherapeutics and as Director of Prosensa, Raptor Pharmaceuticals, NPS Pharma, Momenta Pharmaceuticals and Adolor. From 2008 to 2009, Dr. Gemayel was President and Chief Executive Officer of Altus Pharmaceuticals Inc., a publicly traded pharmaceutical company. From 2003 to 2008, he was Executive Vice President at Genzyme Corporation where he was responsible for the company’s global therapeutics, transplant, renal and biosurgery businesses. From 1998 to 2003, he held progressively senior roles at Hoffmann Ltd. and Roche Labs, most recently as Vice President, National Specialty Care, responsible for its U.S. business for dermatology, oncology, transplantation, hepatitis and HIV. Dr. Gemayel completed his doctorate in pharmacy at St. Joseph University in Beirut, Lebanon, and earned a Ph.D. in pharmacology at University in Paris, France. Gemini’s Board has concluded that Dr. Gemayel possesses the expertise and extensive professional experience and knowledge that qualifies him to serve as Gemini’s Chair of the Board.
Brian Piekos has served as Gemini’s Chief Financial Officer since February 2021 and has held the additional title of Chief Business Officer since October 2021. Mr. Piekos has more than 20 years of experience in industry and finance. Previously, Mr. Piekos was most recently Executive Vice President, Chief Financial Officer and Treasurer of AMAG Pharmaceuticals, Inc., from September 2015 to November 2020. Prior to joining AMAG, he held leadership roles in Corporate Finance, Tax and Treasury at Cubist Pharmaceuticals, Inc. from August 2010 to February 2015. Mr. Piekos began his career as a healthcare investment banker at Needham & Company and Leerink Partners, now SVB Securities. Mr. Piekos earned his MBA from the Simon Business School at the University of Rochester. He obtained an M.S. in molecular biology from the University of Massachusetts Medical School and a B.A. in biochemistry from Ithaca College.
Samuel Barone, M.D. has served as Gemini’s Chief Medical Officer since April 2021. Dr. Barone has more than 20 years of clinical and development experience. Previously, Dr. Barone was most recently co-Founder, Manager and Chief Medical Officer at Halodine, LLC, a company spun out of Veloce BioPharma. Prior to his role at Halodine, he held the role of Chief Medical Officer of Veloce BioPharma. Dr. Barone worked at Veloce BioPharma and subsequently Halodine from September 2017 to April 2021. Prior to joining Veloce BioPharma, he served as Senior Vice President at Adverum Biotechnologies (formerly Avalanche Biotechnologies) from May 2016 to September 2017. While at Avalanche Biotechnologies, Dr. Barone served as Chief Medical Officer from June 2014 to September 2016. Before joining Avalanche Biotechnologies, Dr. Barone served as a Medical Officer in the Office of Cellular, Tissue and Gene Therapies at the U.S. Food and Drug Administration (FDA) from October 2009 to June 2014. Dr. Barone received his B.S. in biology from Boston College and his M.D. from the Pennsylvania State University College of Medicine. After obtaining his medical degree, Dr. Barone served as a flight surgeon in the United States Air Force serving active duty at Andrews Air Force Base and at bases in Korea, Afghanistan, and Iraq for which he received several military honors. Following his military service, Dr. Barone completed a residency in ophthalmology at the New York Eye and Ear Infirmary, where he served as Chief Resident, as well as a medical and surgical retina fellowship at the University of California, San Diego.

Carl L. Gordon, Ph.D., CFA has served as a member of Gemini’s Board since April 2016. Dr. Gordon is a founding member, Managing Partner, and Co-Head of Global Private Equity at OrbiMed Advisors LLC, an investment firm. Dr. Gordon currently serves on the boards of directors of Adicet Bio, Inc., Compass Therapeutics Inc., Keros Therapeutics Inc., Kinnate Biopharma, Inc., Terns Pharmaceuticals, Inc., and Thesus Pharmaceuticals, Inc., as well as several private companies. Dr. Gordon previously served on the boards of directors of several biopharmaceutical companies, including Alector Inc., ARMO Biosciences, Inc., Arsanis, Inc. (which merged with X4 Pharmaceuticals, Inc.), Intellia Therapeutics, Inc., ORIC Pharmaceuticals, Inc., Passage Bio Inc., Prevail Therapeutics Inc., Selecta Biosciences, Inc., SpringWorks Therapeutics Inc., and Turning Point Therapeutics, Inc. Dr. Gordon received a B.A. in chemistry from Harvard College, a Ph.D. in molecular biology from the Massachusetts Institute of Technology, and he was a Fellow at The Rockefeller University. Gemini’s Board believes that Dr. Gordon is qualified to serve on Gemini’s Board due to his scientific expertise, extensive business experience, and experience in venture capital and the life science industry.
David C. Lubner has been a member of Gemini’s Board since April 2020. Mr. Lubner is an experienced financial professional with tenure in the biotech and pharmaceutical industry. From January 2016, until its acquisition by UCB S.A. in April 2020, Mr. Lubner served as the Executive Vice President and Chief Financial Officer of Ra Pharmaceuticals, Inc., a publicly-traded biotechnology company. Before joining Ra Pharmaceuticals, Mr. Lubner served as Senior Vice President and Chief Financial Officer of Tetraphase Pharmaceuticals, Inc. from its inception in 2006 through 2015, as the Chief Financial Officer of PharMetrics Inc., a leading patient-based pharmacy and medical claims data informatics company, from 1999 until it was acquired by IMS Health in 2015 and as Vice President and Chief Financial Officer, from 1996 to 1999, of ProScript, Inc., a biotechnology company, where Velcade® (bortezomib), a therapy widely used for treatment of the blood cancer, multiple myeloma, was discovered. Mr. Lubner currently serves on the boards of directors of Dyne Therapeutics, Inc., Arcellx, Inc., Vor Biopharma, Inc., and Point Biopharma, Inc. and several other private companies. Mr. Lubner previously served on the board of directors of Nightstar Therapeutics plc, a company focused on the development of one-time retinal gene therapies for patients suffering from rare inherited retinal diseases, acquired by Biogen in June 2019 and Therapeutics Acquisition Corporation (d/b/a as Research Alliance Corp. I.), a blank check company focused on the healthcare industry. Mr. Lubner is a member of the American Institute of CPAs and a Certified Public Accountant in the Commonwealth of Massachusetts. Mr. Lubner received his B.S. in business administration from Northeastern University and M.S. in taxation from Bentley University. Gemini’s Board believes that Mr. Lubner is qualified to serve on Gemini’s Board based on his extensive senior executive experience and his biotechnology company board experience, including serving as chair of the Audit Committee.
Tuyen Ong, M.D., MRCOphth., has served as a member of Gemini’s Board since August 2020. Dr. Ong is a board-certified ophthalmologist and biotechnology/pharmaceutical industry management executive. He currently serves as Chief Executive Officer of Ring Therapeutics. Prior to joining Ring Therapeutics, Dr. Ong served as Senior Vice President and Head of Biogen Ophthalmology Franchise at Biogen. Dr. Ong served as Chief Development Officer at Nightstar Therapeutics up until its acquisition by Biogen in June 2019, during which time he was involved with the company’s public listing on the Nasdaq, corporate and gene therapy strategy, investor and M&A activities. Dr. Ong brings over 20 years of clinical and drug development experience from both large pharma and biotech, working in the fields of ophthalmology, genetic and rare disease at PTC Therapeutics Inc., Bausch and Lomb Inc. (acquired by Valeant Pharmaceuticals International, Inc.), and Pfizer. Dr. Ong holds an M.D. from the University College London and an M.B.A. from New York University Stern School of Business. He is a member of the Royal College of Ophthalmologists and a Churchill Fellow. Gemini’s Board believes that Dr. Ong is qualified to serve on Gemini’s Board based on his extensive leadership and medical experience.
Jason Rhodes has been a member of Gemini’s Board since April 2016. Since 2014, Mr. Rhodes has been a partner at Atlas Ventures, a venture capital firm where he focuses on creating and building novel therapeutics companies. Mr. Rhodes currently serves as the chairman of the board of directors of Generation Bio Co., the chairman of the board of directors of Dyne Therapeutics, Inc., and Rectify Pharmaceuticals. He is also a member of the boards of directors of Replimune Group, Inc. and several private companies. Previously, Mr. Rhodes served as a director at Bicycle Therapeutics, Inc. from 2016 to 2020. Mr. Rhodes also served as the founding President and Chief Executive Officer of Dyne Therapeutics, Inc. from December 2017 to November 2018. From 2010 to 2014, Mr. Rhodes was at Epizyme, Inc., a biotechnology company, where he most recently served as President and Chief Financial Officer. Prior to that, he led business development at Alnylam Pharmaceuticals, Inc. from 2007 to 2010. Mr. Rhodes earned a B.A. in history from Yale University and an M.B.A. from the Wharton School of the University of Pennsylvania. Gemini’s Board believes that Mr. Rhodes is qualified to serve on Gemini’s Board based on his extensive leadership experience, his biotechnology company board experience and his experience investing in life science companies.
Jim Tananbaum, M.D. has been a director since June 2020. Prior to the closing of the merger between FS Development Corp. (“FSDC”) and Gemini Therapeutics Inc., Dr. Tananbaum also served as the President and Chief Executive Officer of FSDC since June 2020. Dr. Tananbaum currently serves as the chief executive officer of Foresite Capital, a U.S.-focused healthcare investment firm, which he founded in 2011. He is also a member of the boards of directors of Quantum-SI, Inc. Pardes Biosciences, Inc., and Kinnate Biopharma Inc. Prior to founding Foresite Capital, Dr. Tananbaum served as Managing Director of Prospect Venture Partners L.P. II and III, healthcare venture partnerships, from 2000 to 2010. Dr. Tananbaum was also a Founder of GelTex, Inc. in 1991, an intestinal medicine pharmaceutical company acquired in 1999. Dr. Tananbaum was also the founding chief executive officer of Theravance, Inc., which has since split into two parts, Theravance Biopharma, Inc., a diversified biopharmaceutical company focused on organ-selective medicines, and Innoviva, Inc., a respiratory-focused healthcare asset management company partnered with Glaxo Group Limited. Dr. Tananbaum received a B.S. and a B.S.E.E. from Yale University in Applied Math and Computer Science, and an M.D. and an M.B.A. from Harvard University. Gemini’s Board believes that Dr. Tananbaum is qualified to serve on Gemini’s Board based on his scientific, financial and strategic business development expertise gained as a physician, founder of two life science companies and venture capital investor focused on life science companies.
Number and Terms of Officers and Directors
Gemini’s Board consists of six members. In accordance with the filed Charter, the Board is divided into three classes. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election. The directors are divided among the three classes as follows:
•	the Class I director is Dr. Carl Gordon, and his term will expire at the annual meeting of stockholders to be held in 2024;
•	the Class II directors are David Lubner, Dr. Tuyen Ong, and Jason Rhodes, and their terms will expire at the annual meeting of stockholders to be held in 2022; and
•	the Class III directors are Dr. Georges Gemayel and Dr. Jim Tananbaum, and their terms will expire at the annual meeting of stockholders to be held in 2023.
Gemini expects that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the board of directors into three classes with staggered three-year terms may delay or prevent a change of Gemini’s management or a change in control.
Committees of the Board of Directors
Gemini’s Board has established an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Members will serve on these committees until their resignation or until otherwise determined by Gemini’s Board.
Audit Committee
Dr. Carl Gordon, David Lubner and Jason Rhodes serve on Gemini’s Audit Committee, which is chaired by Mr. Lubner. The Board has determined that each member of the Audit Committee is independent under the listing standards of the Nasdaq Stock Market (“Listing Standards”), and Rule 10A-3(b)(1) of the Exchange Act. The Board has determined that Mr. Lubner is an “audit committee financial expert” within the meaning of SEC regulations. The Board has also determined that each member of the Audit Committee has the requisite financial expertise required under the applicable requirements of the Nasdaq Stock Market. In arriving at this determination, the Board has examined each Audit Committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The primary purpose of the Audit Committee is to discharge the responsibilities of the Board with respect to Gemini’s accounting, financial, and other reporting and internal control practices and to oversee Gemini’s independent registered accounting firm. Specific responsibilities of Gemini’s audit committee include:
•	selecting a qualified firm to serve as the independent registered public accounting firm to audit Gemini’s financial statements;
•	helping to ensure the independence and performance of the independent registered public accounting firm;
•
discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, Gemini’s interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
•	reviewing policies on risk assessment and risk management;
•	reviewing related party transactions;
•
obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes Gemini’s internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit service to be performed by the independent registered public accounting firm.
Compensation Committee
Dr. Tuyen Ong, Jason Rhodes and Dr. Jim Tananbaum serve on Gemini’s Compensation Committee, which is chaired by Dr. Ong. The Board has determined each member is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The Board has determined that each member of the Compensation Committee, other than Dr. Tananbaum, is independent under the Listing Standards. The Listing Standards provide that, under limited and exceptional circumstances, a director who is not a current officer or employee (or a family member of an officer or employee) of the Company, but who does not otherwise meet the independence criteria, (i) may serve as a member of compensation committee if such membership is in the best interests of the Company and Gemini’s stockholders and (ii) such member does not serve longer than two years. The Board has elected to rely on this limited exception in appointing Dr. Tananbaum as a member of the Compensation Committee. In making this election, the Board considered Dr. Tananbaum’s extensive experience in the life sciences industry and the marketplace for life science executives. The primary purpose of the Compensation Committee is to discharge the responsibilities of the Board to oversee its compensation policies, plans and programs and to review and determine the compensation to be paid to its executive officers, directors and other senior management, as appropriate.
Specific responsibilities of the Compensation Committee include:
•	reviewing and approving, or recommending that Gemini’s Board approve, the compensation of Gemini’s executive officers;
•	reviewing and recommending to Gemini’s Board the compensation of Gemini’s directors;
•	administering Gemini’s stock and equity incentive plans;
•	selecting independent compensation consultants and assessing whether there are any conflicts of interest with any of the committee’s compensation advisors;
•
reviewing and approving, or recommending that Gemini’s Board approve, incentive compensation and equity plans, severance agreements, change-of-control protections and any other compensatory arrangements for Gemini’s executive officers and other senior management, as appropriate;

•	reviewing and establishing general policies relating to compensation and benefits of Gemini’s employees; and
•	reviewing Gemini’s overall compensation philosophy.

Nominating and Corporate Governance Committee
David Lubner, Jason Rhodes and Dr. Jim Tananbaum serve on Gemini’s Nominating and Corporate Governance Committee, which is chaired by Mr. Lubner. The Board has determined each member of the Nominating and Corporate Governance Committee, other than Dr. Tananbaum, is independent under the Listing Standards. The Listing Standards provide that, under limited and exceptional circumstances, a director who is not a current officer or employee (or a family member of an officer or employee) of the Company, but who does not otherwise meet the independence criteria, (i) may serve as a member of nominating and corporate governance committee if such membership is in the best interests of the Company and Gemini’s stockholders and (ii) such member does not serve longer than two years. The Board has elected to rely on this limited exception in appointing Dr. Tananbaum as a member of the Nominating and Corporate Governance Committee. In making this election, the Board considered Dr. Tananbaum’s extensive experience in the life sciences industry and in serving on the board of directors of numerous organizations.
Specific responsibilities of Gemini’s Nominating and Corporate Governance Committee include:
•	identifying, evaluating and selecting, or recommending that Gemini’s Board approve, nominees for election to Gemini’s Board;
•	evaluating the performance of Gemini’s Board and of individual directors;
•	reviewing developments in corporate governance practices;
•	evaluating the adequacy of Gemini’s corporate governance practices and reporting;
•	reviewing management succession plans; and
•	developing and making recommendations to Gemini’s Board regarding corporate governance guidelines and matters.
Compensation Committee Interlocks and Insider Participation
During 2021, Dr. Georges Gemayel, Dr. Tuyen Ong, Jason Rhodes and Dr. Jim Tananbaum served on the Compensation Committee. Other than Dr. Gemayel and Dr. Tananbaum, no member of the Compensation Committee has ever been an officer or employee of the Company or had any other relationship requiring disclosure herein. Prior to the closing of the Business Combination, Dr. Tananbaum served as the President and Chief Executive Officer of FSDC from June 2020 until such closing. Dr. Gemayel became an employee of the Company and transitioned to serve as Executive Chairperson of the Board in November 2021 and resigned from the Compensation Committee upon such transition. None of Gemini’s current executive officers serves, or has served during the last fiscal year, as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any other entity that has one or more executive officers serving as one of Gemini’s directors or on Gemini’s Compensation Committee.
Code of Ethics and Committee Charters
Gemini has adopted a Code of Ethics that applies to all of Gemini’s directors, executive officers and employees that complies with the rules and regulations of the Nasdaq. Copies of Gemini’s code of ethics and Gemini’s Board committee charters are available on Gemini’s website (https://geminitherapeutics.com). You may review these documents by accessing Gemini’s public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request to Gemini in writing at 297 Boston Post Road #248, Wayland, MA 01778 or by telephone at 617-401-4400. If Gemini make any amendments to Gemini’s Code of Ethics other than technical, administrative or other non-substantive amendments, or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics applicable to Gemini’s principal executive officer, principal financial officer principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC or Nasdaq rules, Gemini will disclose the nature of such amendment or waiver on Gemini’s website. The information included on Gemini’s website, or any of the websites of entities that Gemini is affiliated with, is not incorporated by reference into this proxy statement/prospectus or in any other report or document Gemini files with the SEC, and any references to Gemini’s website are intended to be inactive textual references only.
Limitations on Liability and Indemnification of Officers and Directors
The Certificate of Incorporation limits the liability of Gemini’s directors to the fullest extent permitted by the Delaware General Corporation Law (“DGCL”), and the Bylaws provide that Gemini will indemnify them to the fullest extent permitted by such law. Gemini has entered and expect to continue to enter into agreements to indemnify Gemini’s directors, executive officers and other employees as determined by Gemini’s Board. Under the terms of such indemnification agreements, Gemini is required to indemnify each of Gemini’s directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of Gemini or any of its subsidiaries or was serving at Gemini’s request in an official capacity for another entity. Gemini must indemnify Gemini’s officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require Gemini, if so requested, to advance within 10 days of such request all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by Gemini. Any claims for indemnification by Gemini’s directors and officers may reduce Gemini’s available funds to satisfy successful third-party claims against Gemini and may reduce the amount of money available to Gemini.

GEMINI EXECUTIVE COMPENSATION
2021 Summary Compensation Table
Gemini’s named executive officers for the year ended December 31, 2021 are:
•	Jason Meyenburg, Gemini’s former President and Chief Executive Officer,
•	Brian Piekos, Gemini’s Chief Financial Officer and Chief Business Officer,
•	Samuel Barone, M.D., Gemini’s former Chief Medical Officer, and
•	Scott Lauder, Ph.D., Gemini’s former Chief Technology Officer.
The following table presents information regarding the total compensation awarded to, earned by, and paid to Gemini’s named executive officers for services rendered to Gemini in all capacities for 2021.
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(6)	Option Awards ($)(7)	Non-Equity Incentive Plan Compensation ($)(8)	All Other Compensation ($)	Total ($)
Jason Meyenburg(1), Former Chief Executive Officer and President	2021	515,000	—	—	9,647,917	193,125	7,832(9)	10,363,874
	2020	437,800	—	—	1,541,002	201,388	49,992(9)	2,230,182

Brian Piekos(2), Chief Financial Officer and Chief Business Officer	2021	367,875	—	—	3,621,871	146,910	5,519(10)	4,142,175

Dr. Samuel Barone(3), Former Chief Medical Officer	2021	305,897	150,000(5)	—	2,194,528	172,959	13,441(10)	2,836,825

Dr. Scott Lauder(4), Former Chief Technology Officer	2021	293,872	—	—	4,725,438	—	35,909(11)	5,055,219
	2020	355,000	—	—	136,517	141,645	7,500(10)	640,662
(1)	Mr. Meyenburg's employment with Gemini terminated on February 28, 2022.
(2)	Mr. Piekos commenced employment with Gemini on February 4, 2021. His annual base salary for 2021 was $405,000.
(3)	Dr. Barone commenced employment with Gemini on April 12, 2021. His annual base salary for 2021 was $425,000.
(4)	Dr. Lauder resigned from the Company on September 17, 2021. His annual base salary for 2021 was $411,650.
(5)
The amount reported represents a $100,000 signing bonus paid to Dr. Barone pursuant to the terms of his employment agreement and a $50,000 milestone bonus paid to Dr. Barone pursuant to the terms of his retention agreement.

(6)
The amounts reported in the “Stock Awards” column reflect the aggregate grant date fair value of restricted stock units awarded to Mr. Piekos during 2021 based upon the probable outcome of performance conditions and computed in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 718. The aggregate grant date fair value of such restricted stock unit award was $0 as achievement of the performance criteria was deemed not probable on the grant date. The value of this restricted stock unit award at the grant date assuming maximum achievement of the performance conditions is $322,056. See Note 11 to Gemini’s consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2021 regarding assumptions underlying the valuation of equity awards.

(7)
The amounts reported in the “Option Awards” column reflect the aggregate grant date fair value of stock options awarded during 2021 and 2020 computed in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 718. See Note 11 to Gemini’s consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2021 regarding assumptions underlying the valuation of equity awards.

(8)	The 2021 amounts reported represent cash incentive bonuses earned by the named executive officers for performance during the year ended December 31, 2021, which were paid in March 2022.
(9)
Consists of payment for a living expense allowance of $4,166 per month to facilitate Mr. Meyenburg’s relocation to Cambridge, Massachusetts pursuant to the terms of his employment agreement with the Company as well as the Company’s portion of the executive’s health savings account contribution. The lease related to the living expense allowance was terminated in February 2021 and Mr. Meyenburg did not receive living expenses after February 2021.

(10)	Represents Gemini’s portion of the executive’s 401(k) plan and health savings account contributions.
(11)
Represents Gemini’s portion of Dr. Lauder’s 401(k) plan and health savings account contributions, as well as his vacation accrual payout of $26,409 upon terminating his employment with Gemini on September 17, 2021.

Narrative to the Summary Compensation Table
Gemini’s Board and Compensation Committee review compensation annually for all employees, including Gemini’s executive officers. In setting executive base salaries and bonuses and granting equity incentive awards, the Compensation Committee and the Board consider compensation for comparable positions in the market, the historical compensation levels of Gemini’s executive officers, individual performance as compared to Gemini’s expectations and objectives, internal equity, Gemini’s desire to motivate Gemini’s employees to achieve short- and long-term results that are in the best interests of Gemini’s stockholders, and a long-term commitment to the Company. Gemini targets a general competitive position, based on independent third-party benchmark analytics to inform the mix of compensation of base salary, bonus and long-term incentives.
Gemini’s Compensation Committee is primarily responsible for determining the compensation for Gemini’s executive officers. Gemini’s Compensation Committee typically reviews and discusses management’s proposed compensation with Gemini’s Chief Executive Officer for all executives other than the Chief Executive Officer. Based on those discussions and its discretion, taking into account the factors noted above, the Compensation Committee then sets the compensation for each executive officer other than the Chief Executive Officer and recommends the compensation for the Chief Executive Officer to Gemini’s Board for approval. Gemini’s Board discusses the Compensation Committee’s recommendation and ultimately approves the compensation of Gemini’s Chief Executive officer without members of management present. Gemini’s Compensation Committee has the authority to engage the services of a consulting firm or other outside advisor to assist it in designing Gemini’s executive compensation programs and in making compensation decisions. During 2021, the Compensation Committee retained the services of Arnosti Consulting, Inc. as its external compensation consultant to advise on executive compensation matters including Gemini’s overall compensation program design and collection of market data to inform Gemini’s compensation programs for Gemini’s executive officers and members of Gemini’s Board. Arnosti Consulting, Inc. reports directly to Gemini’s Compensation Committee. Prior to engaging Arnosti Consulting, Inc., Gemini’s Compensation Committee assessed its independence consistent with Nasdaq listing standards and concluded that the engagement of such consultant did not raise any conflict of interest.
Base salaries
Each named executive officer’s base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by Gemini’s Compensation Committee taking into account each individual’s role, responsibilities, skills, and experience. Base salaries are reviewed annually, typically in connection with Gemini’s annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. For the year ended December 31, 2021, the annual base salary for each of Mr. Meyenburg, Mr. Piekos, Dr. Barone and Dr. Lauder was $515,000, $405,000, $425,000 and $411,650, respectively.
Non-equity incentive plan compensation
Gemini pays cash bonuses to reward Gemini’s executives for their performance over the fiscal year, based on goals established by Gemini’s Board or Compensation Committee. Annual performance bonus awards are determined based on the achievement of certain predetermined annual corporate and individual performance milestones. For the year ended December 31, 2021, the target bonus for Mr. Meyenburg was equal to 50% percent of his base salary (100% based on achievement of annual corporate milestones) and the target bonus for each of Mr. Piekos, Dr. Barone and Dr. Lauder was equal to 40% of the executive officer’s base salary (in each case, 80% based on achievement of annual corporate milestones and 20% based on achievement of individual performance milestones). For fiscal year 2021, 80% of Gemini’s corporate milestones related to research and development targets and 20% related to organizational targets. Following review and determination of corporate and individual performance for 2021, the Board determined that Mr. Meyenburg’s annual bonus was earned at 75% of his target bonus, Mr. Piekos’ annual bonus was earned at 100% of his target bonus (pro-rated based on his start date) and Dr. Barone’s annual bonus was earned at 100% of his target bonus (pro-rated based on his start date). Dr. Lauder was not eligible to, and did not, receive an annual bonus for 2021.
Equity compensation
Gemini believes that equity grants provide Gemini’s executives with a strong link to Gemini’s long-term performance, create an ownership culture and help to align the interests of Gemini’s executives and Gemini’s stockholders. In addition, Gemini believes that equity grants promote executive retention because this feature incentivizes Gemini’s executive officers to remain in Gemini’s employment during the vesting period. During the year ended December 31, 2021, Gemini granted options to purchase shares of Gemini’s Common Stock and restricted stock units to Mr. Meyenburg, Mr. Piekos, Dr. Barone and Dr. Lauder, as described in more detail in the “Outstanding Equity Awards at 2021 Fiscal Year-End” table below.
Outstanding Equity Awards at 2021 Fiscal Year-End
The following table sets forth information concerning outstanding equity awards held by each of Gemini’s named executive officers as of December 31, 2021.
		Option awards				Stock awards
Name and Principal Position	Vesting commencement date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)(1)
Jason Meyenburg	9/23/2019(3)	329,890	256,582	2.16	11/12/2029	—	—
	3/11/2020(3)	56,815	73,047	2.53	3/11/2030	—	—
	10/16/2020(3)	74,904	181,909	7.62	10/16/2030	—	—
	2/5/2021(3)	—	1,124,832	12.66	2/4/2031	—	—

Brian Piekos	2/4/2021(3)	—	43,580	12.66	2/4/2031	—	—
	1/25/2021(3)	—	377,734	12.59	4/11/2031	—	—
	—	—	—	—	—	90,720(4)	263,995

Dr. Samuel Barone	4/12/2021(3)	—	255,212	12.59	4/11/2031	—	—

Dr. Scott Lauder(2)	—	—	—	—	—	—	—
(1)	Based on the fair market value of Gemini’s Common Stock as of December 31, 2021 of $2.91.
(2)	Dr. Lauder resigned from the Company on September 17, 2021. He had no outstanding equity awards as of December 31, 2021.
(3)
The shares underlying this stock option vest over four years with 25% of the shares vesting on the first anniversary of the vesting commencement date, and the remaining shares vesting in 36 equal monthly installments thereafter, subject to the executive’s continued service.

(4)
Represents a restricted stock unit award granted on October 18, 2021. Thirty-three percent (33%) of the restricted stock units shall vest upon the achievement of a clinical milestone, and the remaining sixty-seven percent (67%) of the restricted stock units shall vest on the one (1)-year anniversary of the achievement of this clinical milestone.

Employee Benefit Plans
401(k) Plan
Gemini maintains a tax-qualified retirement plan that provides eligible U.S. employees, including Gemini’s named executive officers, with an opportunity to save for retirement on a tax advantaged basis.
Employment Arrangements and Severance Agreements with Gemini’s Named Executive Officers
Gemini has entered into employment agreements with each of Gemini’s named executive officers, the material terms of which are summarized below.
Jason Meyenburg Employment Agreement
Gemini entered into an employment agreement with Mr. Meyenburg on January 21, 2021, which became effective as of February 5, 2021 (the “Meyenburg Employment Agreement”) and replaced Mr. Meyenburg’s earlier employment agreement. Pursuant to the Meyenburg Employment Agreement, Gemini employed Mr. Meyenburg as Gemini’s President and Chief Executive Officer. The Meyenburg Employment Agreement also provided for Mr. Meyenburg to serve as a member of Gemini’s Board for as long as he was employed as Gemini’s Chief Executive Officer. The employment of Mr. Meyenburg was “at will” and the Meyenburg Employment Agreement endures until terminated by either party.

Pursuant to the Meyenburg Employment Agreement, in the event Mr. Meyenburg’s employment was terminated by Gemini without Cause or he resigned for Good Reason (as each such term is defined in the Meyenburg Employment Agreement), subject to his execution and non-revocation of a separation agreement, including a general release of claims in Gemini’s favor (and, in Gemini’s sole discretion, a one-year post-employment noncompetition agreement) (a “Separation Agreement and Release”), Mr. Meyenburg was entitled to the following severance payments and benefits: (a) continuation of his then-current Base Salary (as such term is defined in the Meyenburg Employment Agreement) for 12 months; (b) a pro rata portion of his Target Bonus (as such term is defined in the Meyenburg Employment Agreement); and (c) if Mr. Meyenburg elected to continue his health benefits through COBRA, monthly COBRA premiums paid by Gemini until the earliest of: (i) the 12-month anniversary of the date of termination, (ii) the date Mr. Meyenburg becomes eligible for health insurance through another employer, or (iii) the cessation of Mr. Meyenburg’s continuation rights under COBRA.
In lieu of the payments and benefits described above, in the event Mr. Meyenburg’s employment was terminated by Gemini without Cause or he resigned for Good Reason, in either event within the 12-month period immediately following a Change in Control (as such term is defined in the Meyenburg Employment Agreement), subject to his execution and non-revocation of a Separation Agreement and Release, Mr. Meyenburg was entitled to (a) a lump sum in cash equal to one and half times the sum of (i) Mr. Meyenburg’s then current Base Salary (or his Base Salary in effect immediately prior to the Change in Control, if higher) plus (ii) Mr. Meyenburg’s Target Bonus for the then-current year; (b) full accelerated vesting of any then-outstanding equity awards as of the later of (i) the date of termination or (ii) the effective date of the Separation Agreement and Release; and (c) if Mr. Meyenburg elected to continue his health benefits through COBRA, monthly COBRA premiums paid by Gemini until the earliest of: (i) the 18-month anniversary of the date of termination, (ii) the date Mr. Meyenburg becomes eligible for health insurance through another employer, or (iii) the cessation of Mr. Meyenburg’s continuation rights under COBRA.
In the event that Mr. Meyenburg was entitled to any payments pursuant to his Employee Confidentiality, Assignment and Noncompetition Agreement with Gemini, cash severance amounts payable to him pursuant to the Meyenburg Employment Agreement would have been reduced by the amount that Mr. Meyenburg was paid in the same calendar year pursuant to the Employee Confidentiality, Assignment and Noncompetition Agreement. Severance payments under the Meyenburg Employment Agreement would have ceased in the event that Mr. Meyenburg breached his obligations under the Employee Confidentiality, Assignment and Noncompetition Agreement.
Mr. Meyenburg has also agreed to refrain from disclosing Gemini’s confidential information during or at any time following his employment with Gemini and from competing with Gemini or soliciting Gemini’s employees or customers during his employment and for 12 months following termination of his employment.
Meyenburg Separation Agreement
On February 28, 2022, Gemini entered into a separation agreement with Mr. Meyenburg (the “Separation Agreement”). Pursuant to the Separation Agreement, Mr. Meyenburg is entitled to receive (i) an amount equal to 12 months of his base salary, (ii) a pro rata portion of his Target Bonus (as defined in the Meyenburg Employment Agreement) for 2022, and (iii) monthly COBRA premiums paid by the Company until the earlier of (a) 12 months from his separation date, (b) the date Mr. Meyenburg becomes eligible for health insurance through another employer, or (c) the cessation of Mr. Meyenburg’s continuation coverage rights under COBRA. The Separation Agreement also contains a reaffirmation of Mr. Meyenburg’s confidentiality and restrictive covenant obligations to the Company and a general release of claims by Mr. Meyenburg. Mr. Meyenburg will continue to contribute to the Company in an advisory role for a period of time following his separation date, during which time he will continue to vest in his existing equity awards. In addition, Mr. Meyenburg may exercise his vested stock options until 180 days after the termination of his advisory role, or the original expiration date of such stock options, if earlier.
Brian Piekos Employment Agreement
Gemini entered into an employment agreement with Mr. Piekos on January 25, 2021, which became effective as of February 4, 2021 (the “Piekos Employment Agreement”). Pursuant to the Piekos Employment Agreement, Mr. Piekos serves as Gemini’s Chief Financial Officer, principal accounting officer and principal financial officer. Mr. Piekos was also appointed as Chief Business Officer in October 2021. The employment of Mr. Piekos is “at will” and the agreement endures until terminated by either party.
Mr. Piekos’s annual base salary for 2021 was $405,000, which is subject to periodic review and adjustment. Pursuant to the Piekos Employment Agreement, Mr. Piekos is eligible to receive an annual bonus targeted at 40% of his annual base salary. The actual amount of the bonus is determined by the Board or the Compensation Committee based on its assessment of the performance of Mr. Piekos and that of the Company against pre-established goals determined by Gemini’s Board or Compensation Committee. Mr. Piekos is also eligible to participate in the employee benefit plans available to Gemini’s employees, subject to the terms of those plans.
In the event Mr. Piekos’s employment is terminated by Gemini without Cause or he resigns for Good Reason (as each such term is defined in the Piekos Employment Agreement), subject to his execution and non-revocation of a Separation Agreement and Release, Mr. Piekos is entitled to (a) continuation of his then-current Base Salary (as such term is defined in the Piekos Employment Agreement) for nine months, (b) a pro rata portion of the Target Bonus (as such term is defined in the Piekos Employment Agreement); and (c) if Mr. Piekos elects to continue his health benefits through COBRA, monthly COBRA premiums paid by Gemini until the earliest of: (i) the nine-month anniversary of the date of termination, (ii) the date Mr. Piekos becomes eligible for health insurance through another employer, or (iii) the cessation of Mr. Piekos’s continuation rights under COBRA. Such severance payments shall cease in the event that Mr. Piekos breaches his obligations post-employment obligations to the Company.
In lieu of the payments and benefits described above, in the event Mr. Piekos’s employment is terminated by Gemini without Cause or he resigns for Good Reason, in either event within the 12-month period immediately following a Change in Control (as such term is defined in the Piekos Employment Agreement), subject to his execution and non-revocation of a Separation Agreement and Release, Mr. Piekos is entitled to (a) a lump sum in cash equal to one times the sum of (i) Mr. Piekos’s then current Base Salary (or his Base Salary in effect immediately prior to the Change in Control, if higher) plus (ii) Mr. Piekos’ Target Bonus for the then-current year; (b) full accelerated vesting of any then-outstanding equity awards as of the later of (i) the date of termination or (ii) the effective date of the Separation Agreement and Release; and (c) if Mr. Piekos elects to continue his health benefits through COBRA, monthly COBRA premiums paid by Gemini until the earliest of: (i) the 12-month anniversary of the date of termination, (ii) the date Mr. Piekos becomes eligible for health insurance through another employer, or (iii) the cessation of Mr. Piekos’s continuation rights under COBRA.
In the event that Mr. Piekos is entitled to Garden Leave Pay (as defined in the Piekos Employment Agreement), cash severance amounts payable to him pursuant to the Piekos Employment Agreement will be reduced by any Garden Leave Pay that Mr. Piekos is paid.
Mr. Piekos has also agreed to refrain from disclosing Gemini’s confidential information during or at any time following his employment with Gemini and from competing with Gemini or soliciting Gemini’s employees or customers during his employment and for one year (or two years if Mr. Piekos breaches his fiduciary duty to Gemini or if he has unlawfully taken, physically or electronically, property belonging to Gemini) following termination of his employment.
Samuel Barone, M.D. Employment Agreement
Gemini entered into an employment agreement with Dr. Barone on March 24, 2021, which became effective on April 12, 2021 (the “Barone Employment Agreement”). Pursuant to the Barone Employment Agreement, Dr. Barone served as Gemini’s Chief Medical Officer. The employment of Dr. Barone is “at will” and the agreement endures until terminated by either party.
Dr. Barone’s annual base salary for 2021 was $425,000, which is subject to periodic review and adjustment. Pursuant to the Barone Employment Agreement, Dr. Barone is eligible to receive an annual bonus targeted at 40% of his annual base salary. The actual amount of the bonus is determined by the Board or the Compensation Committee based on its assessment of the performance of Dr. Barone and that of the Company against pre-established goals determined by Gemini’s Board or Compensation Committee. Dr. Barone is also eligible to participate in the employee benefit plans available to Gemini’s employees, subject to the terms of those plans. Pursuant to the terms of the Barone Employment Agreement, Dr. Barone also received a signing bonus of $100,000 on Gemini’s first regular payroll date following March 24, 2021.
In the event Dr. Barone’s employment is terminated by Gemini without Cause or he resigns for Good Reason (as each such term is defined in the Barone Employment Agreement), subject to his execution and non-revocation of a Separation Agreement and Release, Dr. Barone is entitled to (a) continuation of his then-current Base Salary (as such term is defined in the Barone Employment Agreement) for nine months, (b) a pro rata portion of the Target Bonus (as such term is defined in the Barone Employment Agreement); and (c) if Dr. Barone elects to continue his health benefits through COBRA, monthly COBRA premiums paid by Gemini until the earliest of: (i) the nine-month anniversary of the date of termination, (ii) the date Dr. Barone becomes eligible for health insurance through another employer, or (iii) the cessation of Dr. Barone’s continuation rights under COBRA. Such severance payments shall cease in the event that Dr. Barone breaches his obligations post-employment obligations to Gemini.
In lieu of the payments and benefits described above, in the event Dr. Barone s employment is terminated by Gemini without Cause or he resigns for Good Reason, in either event within the 12-month period immediately following a Change in Control (as such term is defined in the Barone Employment Agreement), subject to his execution and non-revocation of a Separation Agreement and Release, Dr. Barone is entitled to (a) a lump sum in cash equal to one times the sum of (i) Dr. Barone’s then current Base Salary (or his Base Salary in effect immediately prior to the Change in Control, if higher) plus (ii) Dr. Barone’s Target Bonus for the then-current year; (b) full accelerated vesting of any then-outstanding equity awards as of the later of (i) the date of termination or (ii) the effective date of the Separation Agreement and Release; and (c) if Dr. Barone elects to continue his health benefits through COBRA, monthly COBRA premiums paid by Gemini until the earliest of: (i) the 12-month anniversary of the date of termination, (ii) the date Dr. Barone becomes eligible for health insurance through another employer, or (iii) the cessation of Dr. Barone’s continuation rights under COBRA.
Dr. Barone has agreed to refrain from disclosing Gemini’s confidential information during or at any time following his employment with Gemini and from soliciting Gemini’s employees or customers during his employment and for one year (or two years if Dr. Barone breaches his fiduciary duty to the Company or if he has unlawfully taken, physically or electronically, property belonging to the Company) following termination of his employment.
Samuel Barone, M.D. Retention Agreement
On October 4, 2021, Gemini entered into an agreement with Dr. Barone (the “Retention Agreement”) to modify his role and responsibilities. Pursuant to the Retention Agreement, Dr. Barone retained his title of Chief Medical Officer, however, he is no longer be primarily responsible for the Company’s regulatory and medical affairs. Under the Retention Agreement, Dr. Barone was entitled to receive his current salary and benefits and vest in his equity awards, and was also eligible to receive payments in an aggregate amount of up to $100,000, in two installments, upon achievement of certain milestones specified in the Retention Agreement. The Retention Agreement also provides that Dr. Barone is eligible to receive a retention bonus equal to the sum of (i) nine months of his base salary and (ii) a pro rata portion of his target bonus for the calendar year in which the last day of his employment occurs, to be paid in calendar year 2022 on a date determined by the Company.
Scott Lauder, Ph.D. Employment Agreement
Gemini entered into an employment agreement with Dr. Lauder dated January 22, 2021, which became effective as of February 5, 2021 (the “Lauder Employment Agreement”). Pursuant to the Lauder Employment Agreement, Dr. Lauder served as Gemini’s Chief Technology Officer.
Pursuant to the Lauder Employment Agreement, in the event Dr. Lauder’s employment was terminated without Cause or he resigned for Good Reason (as each such term is defined in Lauder Employment Agreement), subject to his execution and non-revocation of a Separation Agreement and Release, Dr. Lauder was entitled to the following: (a) continuation of his then-current Base Salary (as defined in the Lauder Employment Agreement) for nine months, (b) a pro rata portion of his Target Bonus (as such term is defined in the Lauder Employment Agreement); and (c) if Dr. Lauder elected to continue his health benefits through COBRA, monthly COBRA premiums paid by Gemini until the earlier of: (i) the 12-month anniversary of the date of termination, (ii) the date Dr. Lauder became eligible for health insurance through another employer, or (iii) the cessation of Dr. Lauder’s continuation rights under COBRA.
In lieu of the payments and benefits described above, in the event Dr. Lauder’s employment was terminated without Cause or he resigned for Good Reason, in either event within the 12-month period immediately following a Change in Control (as such term is defined in the Lauder Employment Agreement), subject to his execution and non-revocation of a Separation Agreement and Release, Dr. Lauder was entitled to (a) a lump sum in cash equal to one times the sum of (i) Dr. Lauder’s then-current Base Salary plus (ii) Dr. Lauder’s Target Bonus for the then-current year; (b) full accelerated vesting of any then-outstanding equity awards as of the later of (i) the date of termination or (ii) the effective date of the Separation Agreement and Release; and (c) if Dr. Lauder elected to continue his health benefits through COBRA, monthly COBRA premiums paid by Gemini until the earliest of: (i) the 12-month anniversary of the date of termination, (ii) the date Dr. Lauder became eligible for health insurance through another employer, or (iii) the cessation of Dr. Lauder’s continuation rights under COBRA.

In the event that Dr. Lauder was entitled to any payments pursuant to his Employee Confidentiality, Assignment and Noncompetition Agreement with Gemini, cash severance amounts payable to him pursuant to the Lauder Employment Agreement would have been reduced by the amount that Dr. Lauder was paid in the same calendar year pursuant to the Employee Confidentiality, Assignment and Noncompetition Agreement. Severance payments under the Lauder Employment Agreement would have ceased in the event that Dr. Lauder breached his obligations under the Employee Confidentiality, Assignment and Noncompetition Agreement.
Dr. Lauder has agreed to refrain from disclosing Gemini’s confidential information during or at any time following his employment with Gemini and from competing with Gemini or soliciting Gemini’s employees or customers during his employment and for twelve months following termination of his employment.

GEMINI DIRECTOR COMPENSATION
Director Compensation
The following table presents the total compensation for each person who served as a non-employee member of Gemini’s Board during 2021. Other than as set forth in the table and described more fully below, Gemini did not pay any compensation, make any equity awards to, or pay any other compensation to any of the non-employee members of Gemini’s Board. Jason Meyenburg, Gemini’s former President and Chief Executive Officer, did not receive any compensation for his service as a member of Gemini’s Board during 2021. Mr. Meyenburg’s compensation for service as an employee for fiscal year 2021 is presented in the “2021 Summary Compensation Table” above.
2021 Director Compensation Table
Name	Fees earned or paid in cash ($)	Option awards ($)(2)(3)	All other compensation ($)(4)	Total ($)
Dr. Georges Gemayel(1)	40,217	460,711	216,508	717,436
Dr. Carl Gordon	34,236	44,318	—	78,554
David Lubner	54,882	695,108	—	749,990
Dr. Tuyen Ong	43,785	706,212	—	749,997
Jason Rhodes	30,354	44,318	—	74,672
Dr. Jim Tananbaum	6,722	44,318	—	51,040
(1)	In May 2021, Dr. Gemayel was appointed to serve as Chair of the Board. In November 2021, he entered into an employment agreement to serve as Executive Chairperson of the Board.
(2)
The amounts reported in the “Option Awards” column reflect the aggregate grant date fair value of stock options awarded during the year computed in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 718. See Note 11 to Gemini’s consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2021 regarding assumptions underlying the valuation of equity awards. For Dr. Gemayel, the amount reported includes $94,921 attributable to a stock option granted to him pursuant to the terms of his employment agreement with Gemini.

(3)
Non-employee directors who served on the board of directors during 2021 held the following unexercised stock options as of December 31, 2021: Dr. Gemayel – 86,225; Dr. Gordon – 17,245; Mr. Lubner – 126,731; Dr. Ong – 139,730; Mr. Rhodes – 17,245; and Dr. Tananbaum – 17,245.

(4)
The amount reported for Dr. Gemayel represents (i) base salary paid from November 15, 2021 to December 31, 2021 for his role as Executive Chairperson ($38,333), (ii) a signing bonus paid to Dr. Gemayel pursuant to the terms of his employment agreement ($63,300), (iii) a cash incentive bonus earned for performance during the year ended December 31, 2021, which was paid in March 2022 ($112,500), and (iv) the Company’s portion of the executive’s 401(k) plan and health savings account contributions ($2,375). Dr. Gemayel’s annual base salary as Executive Chairperson is $300,000 (which is inclusive of fees associated with Dr. Gemayel’s services as both a director of the Company and in the capacity of Executive Chairperson).

Employment Agreement with Georges Gemayel, Ph.D.
Gemini entered into an employment agreement with Dr. Gemayel, which became effective as of November 15, 2021 (the “Gemayel Employment Agreement”). Pursuant to the Gemayel Employment Agreement, Gemini employs Dr. Gemayel as Gemini’s Executive Chairperson of the Board. Effective as of February 28, 2022, Dr. Gemayel was appointed as Interim President and Chief Executive Officer. The employment of Dr. Gemayel is “at will” and the Gemayel Employment Agreement endures until terminated by either party.
Dr. Gemayel’s current annual base salary is $300,000 (which is inclusive of fees associated with Dr. Gemayel’s services as both a director of the Company and in the capacity of Executive Chairperson), which is subject to periodic review and adjustment. Dr. Gemayel's employment with the Company is part-time. Pursuant to the Gemayel Employment Agreement, Dr. Gemayel also received a signing bonus of $63,300. Further, pursuant to the Gemayel Employment Agreement, Dr. Gemayel is eligible to participate in any annual bonus programs as may be established from time to time by the Board. The actual amount of the bonus is determined by the Board. Dr. Gemayel is also eligible to participate in the employee benefit plans available to Gemini’s employees, subject to the terms of those plans.
Pursuant to the Gemayel Employment Agreement, Dr. Gemayel is entitled to stock option grants as follows, in each case subject to approval of the Board, (i) a stock option to purchase 23,514 shares, which will vest in full on August 5, 2022; (ii) a stock option to purchase 17,245 shares, which will vest in full on the earlier of the one-year anniversary of the grant date and the Company’s next annual meeting of stockholders, (iii) on January 3, 2022, a stock option to purchase 793,274 shares, which will vest 50% on August 5, 2022 and the remaining 50% on August 5, 2023, and (iv) an annual equity award of an option to purchase such number of shares equal to 0.16% of the then issued and outstanding shares of the Company, which shall vest on the earlier of the one-year anniversary of the grant date and the Company’s next annual meeting of stockholders, subject in each case to Dr. Gemayel’s continued service relationship with the Company on each such vesting date.
Dr. Gemayel has also agreed to refrain from disclosing Gemini’s confidential information during or at any time following his employment with Gemini and from soliciting Gemini’s employees or customers during his employment and for 12 months following termination of his employment.
In connection with the closing of the merger, the Company intends to pay to Dr. Gemayel a one-time cash bonus of $300,000, and intends to further pay for Dr. Gemayel’s COBRA coverage for a period of 18 months following the closing.
Non-Employee Director Compensation Policy
Gemini’s Board adopted a non-employee director compensation policy, which is designed to enable Gemini to attract and retain, on a long-term basis, highly qualified non-employee directors. Employee directors do not receive additional compensation for their services as directors. Each director who is not an employee is paid cash compensation as set forth below for serving on the Board, with such compensation paid on a quarterly basis in arrears:
Annual Retainer
Board of Directors	$35,000
Board of Directors Chair	$65,000
Audit Committee Chair	$15,000
Audit Committee Member	$7,500
Compensation Committee Chair	$10,000
Compensation Committee Member	$5,000
Nominating and Corporate Governance Committee Chair	$8,000
Nominating and Corporate Governance Committee Member	$4,000
In addition, each non-employee elected or appointed to the Board following the closing of the Business Combination is granted a stock option award to purchase a number of shares of Common Stock equal to 0.08% of the total shares outstanding on the date of such director’s election or appointment to the Board, which vests in equal monthly installments over three years, subject to continued service through such vesting dates. On the date of each annual meeting of stockholders of the Company, each non-employee director will be granted an annual stock option award to purchase a number of shares of Common Stock equal to 0.04% of the total shares outstanding, which vests in full of the earlier to occur of the first anniversary of the date of grant or the next annual meeting, subject to continued service as a director through such vesting date.

EQUITY COMPENSATION PLAN INFORMATION
Securities Authorized for Issuance Under Equity Compensation Plans
The following table summarizes information about Gemini’s equity compensation plans as of December 31, 2021. All outstanding option awards relate to Gemini’s Common Stock.
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)(3)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:
2021 Stock Option and Incentive Plan(1)	4,034,537	$12.05	229,804
2021 Employee Stock Purchase Plan(2)	—	$—	430,551
2017 Stock Option and Grant Plan	849,946	$10.32	—
Equity compensation plans not approved by security holders:
2021 Inducement Plan	1,432,758	$4.11	766,949
Total	6,317,241		1,427,304
(1)
The number of shares of common stock reserved for issuance under the 2021 Stock Option and Incentive Plan automatically increases on January 1 of each calendar year, starting on January 1, 2022 and continuing through January 1, 2031, in an amount equal to 4% of the total number of shares of Gemini’s capital stock outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by the Board. Subject to this provision, Gemini added 1,728,326 shares to the 2021 Stock Option and Incentive Plan effective January 1, 2022.

(2)
The number of shares of common stock reserved for issuance under the 2021 Employee Stock Purchase Plan automatically increases on January 1 of each calendar year, starting on January 1, 2023 and continuing through January 1, 2031, in an amount equal to the least of (a) 1% of the total number of shares of the Gemini’s capital stock outstanding on the last day of the calendar month before the date of each automatic increase, (b) 430,551 shares of common stock, or (c) such number of shares determined by the Board.

(3)	The weighted-average exercise price is calculated based solely on outstanding stock options and does not include outstanding restricted stock units, which do not have an exercise price.

DISC EXECUTIVE COMPENSATION
The following discussion contains forward-looking statements that are based on Disc’s current plans and expectations regarding Disc’s future compensation programs. The actual amount and form of compensation that Disc pays and the compensation policies and practices that Disc adopts in the future may differ materially from the currently planned programs that are summarized in this discussion.
The compensation provided to Disc’s named executive officers for the fiscal years ended December 31, 2021 and 2020, as applicable, is detailed in the 2021 Summary Compensation Table and accompanying footnotes and narrative that follow.
Disc’s named executive officers for the fiscal year ended December 31, 2021, which consisted of Disc’s Chief Executive Officer and Disc’s two most highly compensated executive officers other than the Chief Executive Officer, were:
1.	John Quisel, J.D., Ph.D., Chief Executive Officer
2.	William Savage, MD, Ph.D., Chief Medical Officer
3.	Joanne Bryce, CPA, Chief Financial Officer
2021 Summary Compensation Table
The following table provides information regarding the total compensation awarded to, earned by, and paid to Disc’s named executive officers for services rendered to Disc in all capacities for the fiscal years ended December 31, 2021 and 2020, as applicable.
Name and Principal Position(1)	Year	Salary ($)	Bonus ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
John Quisel, J.D., Ph.D. Chief Executive Officer	2021	455,400		952,157	250,470		1,658,027
	2020	373,436	—	229,323	183,333	—	786,092
William Savage, MD, Ph.D. Chief Medical Officer	2021	320,000	—	315,038	105,600	—	740,638

Joanne Bryce, CPA(4) Chief Financial Officer	2021	303,818(5)	24,000(6)	448,097	88,825	—	864,740

(1)	Dr. Quisel became Disc’s Chief Executive Officer on February 24, 2020, and Dr. Savage and Ms. Bryce were not named executive officers in 2020.
(2)
The amounts reported represent the aggregate grant date fair value of the stock options awarded to Disc’s named executive officers during the 2021 and 2020 fiscal years, as applicable, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to Disc’s consolidated financial statements included elsewhere in this proxy statement/prospectus. The amounts reported in this column reflect the accounting cost for the stock options and does not correspond to the actual economic value that may be received by Disc’s named executive officers upon the exercise of the stock options or any sale of the underlying shares of common stock.

(3)
The amounts represent bonuses earned as of December 31, 2021, upon the attainment of one or more pre-established performance goals established by Disc’s board of directors on an annual basis. A portion of Ms. Bryce’s bonus was attributable to her service as a consultant.

(4)	Ms. Bryce was a consultant to Disc until September 14, 2021 when she transitioned to Chief Financial Officer.
(5)	Includes $210,818 in consulting fees that Ms. Bryce earned during 2021, prior to becoming Chief Financial Officer.
(6)	Ms. Bryce received a signing bonus for her employment in the position of Chief Financial Officer.

Narrative to Summary Compensation Table
Base Salaries
Each named executive officer’s base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by Disc’s board of directors taking into account each individual’s role, responsibilities, skills, and expertise. Base salaries are reviewed annually, typically in connection with Disc’s annual performance review process, approved by Disc’s board of directors, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. The annual base salaries for Dr. Quisel, Dr. Savage and Ms. Bryce for the year ended December 31, 2021 were $455,400, $340,000 and $340,000, respectively. The annual base salary for Dr. Quisel for year-ended December 31, 2020 was $440,000. Dr. Quisel commenced employment with Disc on February 25, 2020, and his annual base salary was prorated accordingly for the 2020 fiscal year. Dr. Savage’s base salary was increased from $300,000 to $340,000 effective July 1, 2021 in connection with his promotion to Chief Medical Officer. Ms. Bryce commenced employment with Disc (after transitioning from a consultant) on September 14, 2021, and her annual base salary was prorated accordingly for the 2021 fiscal year.
Annual Bonuses
For the fiscal year ended December 31, 2021, each named executive officer was eligible to earn an annual cash bonus based on the achievement of certain corporate performance metrics. Corporate objectives were primarily based on development goals for Disc’s product candidates such as Anti-HJV antibody development goals, matriptase-2 inhibition goals, business development goals, and increased personnel goals. The target annual bonus for Drs. Quisel and Savage and Ms. Bryce for 2021 was 50%, 30% and 30% of their respective annual base salary.
Equity Compensation
Although Disc does not have a formal policy with respect to the grant of equity incentive awards to executive officers, Disc believes that equity grants provide executives with a strong link to Disc’s long-term performance, create an ownership culture and help to align the interests of Disc’s executives and stockholders. In addition, Disc believes that equity grants promote executive retention because they incentivize executive officers to remain employed during the vesting period. Accordingly, Disc’s board of directors periodically reviews the equity incentive compensation of Disc’s named executive officers and may grant equity incentive awards to them from time to time. During the fiscal year ended December 31, 2021, Disc granted stock option awards to each of its named executive officers, as described in more detail in the “Outstanding Equity Awards at Fiscal 2021 Year-End” table.
Employment Arrangements with Disc’s Named Executive Officers
Dr. John Quisel
On October 30, 2019, Disc entered into an employment agreement with Dr. Quisel, who currently serves as Disc’s Chief Executive Officer. The employment agreement provides for Dr. Quisel’s at-will employment and an annual base salary, a target annual bonus, a stock option award, as well as his ability to participate in Disc’s employee benefit plans generally. Dr. Quisel’s employment agreement provides that if his employment is terminated as a result of a Terminating Event (as defined in Dr. Quisel’s Severance and Change in Control Agreement), then Dr. Quisel will be entitled to receive severance pursuant to such Severance and Change in Control Agreement, described below, which was attached as an appendix to Dr. Quisel’s employment agreement.
On October 30, 2019, Disc entered into a severance and change in control agreement with Dr. Quisel (the “Change in Control Agreement”), which provides that upon a Terminating Event (as defined in the Change in Control Agreement, but generally includes termination by Disc without cause and a termination by Dr. Quisel for Good Reason, as each set term is defined in the Change in Control Agreement), that occurs twelve months immediately after a “change in control” (as defined in the Change in Control Agreement) (the “Change in Control Period”), subject to signing a release, Dr. Quisel will become entitled to (i) a lump sum payment of twelve months of base salary, (ii) a lump sum payment of any earned but unpaid bonus for the year prior to the year in which the Terminating Event occurs, (iii) a lump sum payment of 100% of non-prorated target bonus, (iv) if Dr. Quisel was participating in Disc’s group health plan immediately prior to the Terminating Event and elects COBRA health continuation, a monthly cash payment for twelve months equal to the monthly employer contribution Disc would have made to provide health insurance to Dr. Quisel and his eligible dependents had he remained employed by Disc, and (v) 100%

acceleration of all outstanding and unvested stock-based awards subject to time-based vesting. Upon a Terminating Event outside of the Change in Control Period, Dr. Quisel will become entitled to all of the foregoing payments and benefits, except (i) payment of the target bonus for the year of termination will be pro-rated, (ii) the cash severance amount will be subject to reduction for any payments Dr. Quisel receives in connection with a restrictive covenant agreement, and (iii) only 25% of Dr. Quisel’s outstanding and unvested stock options subject to time-based vesting shall be subject to accelerated vesting. The Change in Control Agreement contains a Section 280G partial clawback, in which Dr. Quisel is entitled to receive the greater of (a) the best net after-tax amount of any payments that are subject to the excise tax imposed by Section 4999 of the Code, calculated in a manner consistent with Section 280G of the Code, and (b) the amount of parachute payments he would be entitled to receive if they were reduced to an amount equal to one dollar less than the amount at which Dr. Quisel becomes subject to excise tax imposed by Section 4999 of the Code.
Dr. William Savage
On June 28, 2020, Disc entered into an offer letter, which was amended effective July 1, 2021 by a promotion letter, with Dr. Savage (collectively the “Savage Offer Letter”), who currently serves as Disc’s Chief Medical Officer. The Savage Offer Letter provides for Dr. Savage’s at-will employment. Dr. Savage’s current annual base salary is $340,000 (after giving effect to a mid-year raise in connection with this promotion), which is subject to adjustment in accordance with normal business practice and at the sole discretion of Disc. The Savage Offer Letter also provides for a signing bonus equal to $41,200, which was subject to repayment on a pro-rated basis if Dr. Savage terminated employment without “good reason” or for “cause” (as each are defined in the offer letter) by August 3, 2021. Dr. Savage is eligible to earn an annual bonus with a target amount equal to 30% of his cumulative earnings during each fiscal year and to participate in the employee benefit plans generally available to Disc’s employees. The Savage Offer Letter also provides for Dr. Savage’s initial grant of an option to purchase 370,911 shares of Disc common stock upon Board approval, plus an additional grant of an option to purchase 96,000 shares in connection with his promotion to Chief Medical Officer. Dr. Savage is also subject to Disc’s confidentiality, assignment, non-solicitation, and noncompetition policies.
Ms. Joanne Bryce
On September 14, 2021, Disc entered into an offer letter with Ms. Bryce (the “Bryce Offer Letter”), who currently serves as Disc’s Chief Financial Officer. The Bryce Offer Letter provides for Ms. Bryce’s at-will employment. Ms. Bryce’s current annual base salary is $340,000, which is subject to adjustment in accordance with normal business practice and at the sole discretion of Disc. The Bryce Offer Letter provides for a $24,000 signing bonus. Ms. Bryce is eligible to earn an annual bonus with a target amount equal to 30% of her cumulative base salary earnings during each fiscal year and to participate in the employee benefit plans generally available to Disc employees. The Bryce Offer Letter also provides for Ms. Bryce’s initial grant of an option to purchase 723,042 shares of Disc common stock upon Board approval. Ms. Bryce is also subject to Disc’s confidentiality, assignment, non-solicitation, and noncompetition policies.

Outstanding Equity Awards at Fiscal 2021 Year-End
The following table sets forth information regarding outstanding equity awards held by Disc’s named executive officers as of December 31, 2021:
			Option Awards(1)				Stock Awards(2)
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
John Quisel, J.D., Ph.D. Chief Executive Officer	9/14/2021(4)	9/1/2021	96,024	1,440,360	1.08	9/13/2031
	10/23/2020(5)	10/7/2020	164,063	398,437	0.29	10/22/2030
	3/11/2020(6)	2/25/2020	1,020,006	1,205,463	0.11	3/10/2030
William Savage, MD, Ph.D. Chief Medical Officer	9/14/2021(4)	7/1/2021	10,000	86,000	1.08	9/13/2031
	9/14/2021(4)	9/1/2021	25,771	386,569	1.08	9/13/2031
	10/23/2020(7)	10/7/2020	27,342	66,408	0.29	10/22/2030
	8/11/2020(6)	8/3/2020	83,637	247,274	0.29	8/10/2030
Joanne Bryce, CPA Chief Financial Officer	9/14/2021(4)	9/1/2021	45,190	677,852	1.08	9/13/2031
	10/23/2020(4)	10/7/2020	12,649	30,719	0.29	10/22/2030
	10/23/2020(4)	1/1/2020	20,780	22,588	0.29	10/22/2030
	11/6/2019(8)	5/1/2020	20,625	34,375	0.11	11/5/2029
	11/6/2019(8)	9/13/2019	43,144	33,557	0.11	11/5/2029
	11/20/2018(6)	10/4/2018					2,395	3,784
(1)	All stock options have been granted pursuant to the terms of Disc’s 2017 Stock Option and Grant Plan, as amended, or Disc’s 2017 Plan.
(2)	All stock awards were restricted stock awards granted pursuant to the terms of Disc’s 2017 Plan.
(3)	The market price of Disc common stock is based on the assumed fair value of $1.58 per share as of December 31, 2021, based on an independent valuation report at that time.
(4)	This stock option vests in 48 equal monthly installments following the Vesting Commencement Date, subject to the named executive officer’s continuous service.
(5)
46,876 shares vested on February 25, 2021. The remaining 515,624 shares vest in 44 equal monthly installments following the Vesting Commencement Date, subject to the named executive officer’s continuous service.

(6)
25% of the shares vested on the one-year anniversary of the Vesting Commencement Date. The remaining shares vest in 36 equal monthly installments following the Vesting Commencement Date, subject to the named executive officer’s continuous service.

(7)
19,530 shares vested on August 3, 2021. The remaining 74,220 shares vest in 38 equal monthly installments following the Vesting Commencement Date, subject to the named executive officer’s continuous service.

(8)	This stock option vests in 16 equal quarterly installments commencing on the three-month anniversary of the Vesting Commencement Date, subject to the named executive officer’s continuous service.
Employee Benefits and Equity Compensation Plans
2017 Stock Option and Grant Plan
Disc’s board of directors adopted, and its stockholders approved Disc’s 2017 Plan in November 2017. Disc’s 2017 Plan was most recently amended in September 2021. Disc’s 2017 Plan allows for the grant of incentive stock options to Disc employees and any of Disc’s subsidiary corporations’ employees, and grants of non-qualified stock options, restricted stock awards to the officers, employees, directors, and consultants of Disc and its subsidiary corporations, and other stock-based awards to the officers, employees, directors, and consultants of Disc and its subsidiary corporations.
Authorized Shares. No shares will be available for future issuance under Disc’s 2017 Plan following the effectiveness of the registration statement of which this proxy statement/prospectus forms a part. However, Disc’s 2017 Plan will continue to govern outstanding awards granted thereunder. As of December 31, 2021, Disc reserved an aggregate of 16,216,325 shares of common stock for the issuance of options and other equity awards under Disc’s 2017 Plan. This number is subject to adjustment in the event of a stock split, stock dividend, or other change in Disc’s capitalization. As of December 31, 2021, stock options to purchase 13,289,901 shares of Disc common stock at a weighted average exercise price of $0.60 per share, and 186,392 shares of restricted stock were issued under Disc’s 2017 Plan and 2,261,827 shares remained available for future issuance under Disc’s 2017 Plan.

Only shares of common stock that have actually been issued under Disc’s 2017 Plan in connection with an award shall be counted against the maximum aggregate number of shares of common stock available under Disc’s 2017 Plan. Any shares of common stock that are forfeited or canceled, expire, are surrendered, or otherwise become unexercisable before the shares of common stock have been issued under the 2017 Plan shall be deemed not to have been issued for purposes of determining the maximum aggregate number of shares of common stock that may be issued under Disc’s 2017 Plan, and such unissued shares of common stock shall become available for future grant under the 2022 Plan. Shares of Common Stock that have been issued under Disc’s 2017 Plan shall not be returned to Disc’s 2017 Plan and shall not become available for future issuance under Disc’s 2017 Plan.
Administration. Disc’s board of directors or a committee or subcommittee designated by Disc’s board of directors administers Disc’s 2017 Plan. Subject to the provisions of Disc’s 2017 Plan, the committee has full authority and discretion to take any actions it deems necessary or advisable for the administration of Disc’s 2017 Plan, including the recipients, the number of shares or the amount of other consideration subject to each award, to approve forms of award agreements for use under Disc’s 2017 Plan, the exercise price, if any, the vesting schedule applicable to the awards for use under Disc’s 2017 Plan, to determine whether, to what extent and under what circumstances to provide loans to participants in order to exercise awards or to purchase or pay for shares of common stock issuable pursuant to awards under the plan, and establish additional terms, conditions, rules or procedures to accommodate the terms of any corporate transaction, award exchange program, award deferral program, or other such program, provided, however, that no award shall be subject to any such additional terms, conditions, rules, or procedures that are inconsistent with the provisions of Disc’s 2017 Plan.
Options. Stock options may be granted under Disc’s 2017 Plan. Disc’s 2017 Plan permits the granting of (i) stock options to purchase shares of common stock intended to qualify as incentive stock options under Section 422 of the Code and (ii) stock options that do not so qualify. The stock option exercise price per share of the common stock underlying each stock option was determined by Disc’s board or directors or a committee appointed by the board of directors, and must have been at least equal to 100% of the fair market value of a share of Disc common stock on the date of grant. The term of each stock option may not have exceeded 10 years from the date of grant. In the case of an incentive stock option granted to a grantee who, at the time of grant of such stock option, owned stock representing more than 10% of the combined voting power of all classes of stock of the Company, its subsidiaries or its parent or a 10% owner, the exercise price per share of Disc common stock underlying each such stock option must have been at least equal to 110% of the fair market value of a share of Disc common stock on the date of grant. the term of each stock option may not have exceeded five years from the date of grant. Stock options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the committee at the time of grant. In the event that a written employment agreement between the Company and a participant provides for a vesting schedule that is more favorable than the vesting schedule provided in the form of award agreement, the vesting schedule in such employment agreement shall govern, provided that such agreement is in effect on the date of grant and applicable to the specific stock option. Any unvested shares of common stock received in accordance with an early exercise shall be subject to a repurchase right in favor of Disc. The administrator will determine the methods of payment of the exercise price of a stock option as specified in the applicable award agreement or later authorized by the administrator under the terms of Disc’s 2017 Plan.
Restricted Stock. Disc’s 2017 Plan allows for the grant of shares of restricted stock. Restricted stock awards are grants of shares of Disc common stock that are subject to various restrictions, including restrictions on transferability and forfeitures provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the committee.
Other Stock-Based Awards. Disc’s 2017 Plan allows for the grant of other stock-based awards. The committee is authorized to grant other stock-based awards that are payable in, valued in whole or in part by reference to, or otherwise based on shares of common stock, including, shares of common stock awarded purely as a bonus and not subject to any restrictions or conditions, shares of common stock in payment of amounts due under an incentive or performance plan sponsored or maintained by Disc, restricted stock units and unrestricted stock awards. The committee may condition the grant or vesting of other stock-based awards upon the attainment of performance goals or such other factors as the committee may determine. Other stock-based awards and any underlying common stock shall vest or be forfeited to the extent set forth in the award agreement or as otherwise determined by the committee.
Termination. After a participant’s termination of employment or consultancy, Disc may repurchase all unvested shares issued upon the exercise of a stock option within the later of six months following the date of such termination or seven months following the acquisition of shares upon exercise of the stock option. The repurchase price shall be equal to the lower of the original price paid by the stock option holder or the then current fair market value. After a participant’s termination of employment or consultancy, Disc may repurchase all unvested restricted stock awards within six months following the termination event. The repurchase price shall be equal to the lower of the original price paid by the stock option holder or the then current fair market value.
Transferability or Assignability of Awards. Our awards are subject to transfer restrictions as the committee may determine. The 2017 Plan generally does not allow for the transfer or assignment of awards, other than, at the discretion of the plan administrator, by will or the laws of descent and distribution, by gift to an immediate family member, or by instrument to an inter vivos or testamentary trust in which the award is passed to beneficiaries upon the death of the participant. Prior to any proposed transfer of shares of common stock, the participant must provide a written transfer notice to Disc fully describing the proposed transfer. If Disc determines that the transfer notice is insufficient, Disc has the right to repurchase all or any part of the shares of common stock by delivering to the participant (or his or her estate or legal representative) written notice of such exercise within 20 days after the date Disc has determined the proposed transfer to be insufficient.
Change in Control. Disc’s 2017 Plan provides that upon the occurrence of a “sale event” (as defined in Disc’s 2017 Plan), the administrator may (a) cancel unvested awards for no consideration, and cancel vested awards a cash payment equal to the sale price times the number of shares outstanding being cancelled, to the extent then vested and the aggregate exercise price of all such outstanding vested and exercisable stock options and (b) provide for the issuance of a substitute award that will substantially preserve the otherwise applicable terms of any affected award previously granted. For purposes of Disc’s 2017 Plan, the completion of this initial public offering by itself, is not considered a change in control.
Certain Adjustments. In the event of certain changes in Disc’s capitalization, the number of shares available for future grants, the number of shares covered by each outstanding equity grant and the exercise price under each outstanding option will be proportionately adjusted.
Disc’s board of directors may amend, suspend, or terminate Disc’s 2017 Plan at any time, subject to stockholder approval where such approval is required by applicable law. The board of directors may also amend, modify, or terminate any outstanding award, including the exercise price of such award, provided that no amendment to an award may adversely affect any of the rights of a participant under any awards previously granted without his or her consent.
401(k) Plan
Disc maintains a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to applicable annual Code limits. Disc did not provide a matching contribution to the named executive officers or to any employees in 2021. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.
Other Benefits
Disc’s named executive officers are eligible to participate in Disc’s employee benefit plans on the same basis as Disc’s other employees, including its health and welfare plans.

DISC DIRECTOR COMPENSATION
Non-Employee Director Compensation Table
The following table presents the total compensation for each person who served as a non-employee member of Disc’s board of directors during the fiscal year ended December 31, 2021. Dr. Quisel, one of Disc’s directors who also serves as Disc’s Chief Executive Officer, does not receive any additional compensation for his service as a director. Dr. Quisel is one of Disc’s named executive officers and, accordingly, the compensation that Disc pays to Dr. Quisel is discussed above under “—2021 Summary Compensation Table” and “—Narrative to Summary Compensation Table.”
Other than as described in this paragraph and set forth in the table and described more fully below, Disc did not pay any compensation or make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of Disc’s board of directors in 2021 for their services as members of the board of directors.
Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	Total ($)
Donald Nicholson, Ph.D.	150,000	197,581	347,581
William White, MPP, J.D.	50,000	54,527	104,527
Brian MacDonald, MB, Ch.B., Ph.D.(3)	88,542	—	88,542
Jay Backstrom, MD, M.P.H.(4)	1,753	—	1,753
Mona Ashiya, Ph.D.	—	—	—
Kevin Bitterman, Ph.D.	—	—	—
Mark Chin, MS, MBA	—	—	—
Liam Ratcliffe, MD, Ph.D.	—	—	—
Eric Snyder, Ph.D.	—	—	—
(1)
The amounts reported represent the aggregate grant date fair value of the stock options awarded to the non-employee directors during fiscal year 2021, calculated in accordance with FASB ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in the notes to Disc’s consolidated financial statements included elsewhere in this proxy statement/prospectus. The amounts reported in this column reflect the accounting cost for the stock options and does not correspond to the actual economic value that may be received upon exercise of the stock option or any sale of any of the underlying shares of common stock.

(2)	As of December 31, 2021, Disc’s non-employee members of its board of directors held the following aggregate number of unexercised options and unvested shares of restricted stock as of such date:
Name	Number of Securities Underlying Unexercised Options	Number of Shares of Unvested Restricted Stock
Donald Nicholson, Ph.D.	1,108,244	52,460
William White, MPP, J.D.	344,452	0
Brian MacDonald, MB, Ch.B., Ph.D.	800,236	29,584
Jay Backstrom, MD, M.P.H.(4)	—	—
Mona Ashiya, Ph.D.	—	—
Kevin Bitterman, Ph.D	—	—
Mark Chin, MS, MBA	—	—
Liam Ratcliffe, MD, Ph.D.	—	—
Eric Snyder, Ph.D.	—	—
(3)
Dr. MacDonald resigned from Disc’s board on September 14, 2021 to become Disc’s Chief Innovation Officer. In recognition of his new role, Dr. MacDonald was awarded options with a fair value of $285,506 in September 2021. Dr. MacDonald earned $88,542 fees in fiscal year 2021 for his services as a member of Disc’s board of directors and $62,709 in consulting fees for his services as a consultant in fiscal year 2021.

(4)	Dr. Backstrom joined Disc’s board on December 16, 2021.

MATTERS BEING SUBMITTED TO A VOTE OF GEMINI STOCKHOLDERS

PROPOSAL NO. 1:

APPROVAL OF (i) THE ISSUANCE OF SHARES OF GEMINI COMMON STOCK PURSUANT TO THE MERGER AGREEMENT, WHICH WILL REPRESENT MORE THAN 20% OF THE SHARES OF GEMINI COMMON STOCK OUTSTANDING IMMEDIATELY PRIOR TO THE MERGER AND (ii) THE CHANGE OF CONTROL RESULTING FROM THE MERGER PURSUANT TO NASDAQ LISTING RULES 5635(a) AND 5635(b), RESPECTIVELY
At the Gemini special meeting, Gemini stockholders will be asked to approve (i) the issuance of shares of Gemini common stock to the stockholders of Disc pursuant to the Merger Agreement, which shares of Gemini common stock will represent more than 20% of the shares of Gemini common stock outstanding immediately prior to the merger, and (ii) the change of control resulting from the merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively.
Immediately following the merger, it is expected that the former Disc securityholders, including shares issued in the Disc pre-closing financing, will own approximately 72% of the common stock of Gemini and the Gemini securityholders as of immediately prior to the merger will own approximately 28% of the common stock of Gemini, subject to certain assumptions, including, but not limited to, Gemini’s net cash at closing being between $87.4 million and $96.6 million.
The terms of, reasons for and other aspects of the Merger Agreement, the merger and the issuance of Gemini common stock in the merger are described in detail in the other sections in this proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.
Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. The potential issuance of the shares of Gemini common stock in the merger exceeds the 20% under the Nasdaq Listing Rules and is expected to represent approximately 72% of Gemini’s common stock following the merger. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Gemini must obtain the approval of Gemini stockholders for the issuance of these shares of common stock in the merger.
Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of stock that will result in a “change of control” of the listed company. Nasdaq has determined that the merger constitutes a “change of control” of the listed company. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Gemini must obtain the approval of Gemini stockholders of the change of control resulting from the merger.
Required Vote
The affirmative vote of a majority of the total votes cast by the holders of Gemini common stock entitled to vote on the matter at the Gemini special meeting is required for approval, for purposes of Nasdaq Listing Rules 5635(a) and (d), of the issuance of shares of Gemini common stock pursuant to the terms of the Merger Agreement.
GEMINI’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 1 TO APPROVE (I) THE ISSUANCE OF SHARES OF GEMINI COMMON STOCK PURSUANT TO THE MERGER AGREEMENT, WHICH WILL REPRESENT MORE THAN 20% OF THE SHARES OF GEMINI COMMON STOCK OUTSTANDING IMMEDIATELY PRIOR TO THE MERGER AND (II) THE CHANGE OF CONTROL RESULTING FROM THE MERGER PURSUANT TO NASDAQ LISTING RULES 5635(A) AND 5635(B), RESPECTIVELY.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of (i) the issuance of shares of Gemini common stock pursuant to the Merger Agreement, which will represent more than 20% of the shares of Gemini common stock outstanding immediately prior to the merger and (ii) the change of control resulting from the merger pursuant to Nasdaq listing rules 5635(a) and 5635(b), respectively.

PROPOSAL NO. 2:

APPROVAL OF THE AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF GEMINI TO EFFECT THE REVERSE STOCK SPLIT
General
At the Gemini special meeting, Gemini stockholders will be asked to approve a series of amendments to the restated certificate of incorporation of Gemini as amended that will implement (a) a reverse stock split of the issued and outstanding shares of Gemini common stock, at a reverse stock ratio of one new share for every ten shares outstanding, and (b) a reduction of the number of authorized shares of Gemini common stock to 100,000,000. The effectiveness of any one of these amendments and the abandonment of the other amendments, or the abandonment of all of these amendments, will be determined by the Gemini board of directors in its discretion and subject to agreement by Disc in connection with the merger. Upon the effectiveness of such amendment to the restated certificate of incorporation of Gemini as amended to effect the reverse stock split, or the reverse stock split effective time, the issued and outstanding shares of Gemini common stock immediately prior to the reverse stock split effective time will be reclassified into a smaller number of shares such that a Gemini stockholder will own one new share of Gemini common stock for each ten shares of issued common stock held by such stockholder immediately prior to the reverse stock split effective time, as specified.
The Gemini board of directors may determine to effect the reverse stock split, if it is approved by the stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the issuance of Gemini common stock pursuant to the Merger Agreement.
By approving this Proposal No. 2, Gemini stockholders will: (a) approve a series of alternate amendments to the restated certificate of incorporation of Gemini as amended pursuant to which (i) ten issued and outstanding shares of common stock shall be combined and reclassified into one share of common stock, and (ii) the number of authorized shares of Gemini common stock shall be reduced to 100,000,000; and (b) authorize the Gemini board of directors to file only one such amendment, as determined by the Gemini board of directors in its sole discretion, and to abandon each amendment not selected by the Gemini board of directors. Should Gemini receive the required stockholder approval for this Proposal No. 2, and following such stockholder approval, the Gemini board of directors, subject to agreement by Disc, determines that effecting the reverse stock split is in the best interests of Gemini and its stockholders, the reverse stock split will become effective as specified in the amendment filed with the Secretary of State of the State of Delaware. The amendment filed thereby will contain the number of shares selected by the Gemini board of directors within the limits set forth in this Proposal No. 2 to be combined and reclassified into one share of Gemini common stock. Accordingly, upon the effectiveness of the amendment to the restated certificate of incorporation of Gemini as amended to effect the reverse stock split, or the split effective time, every ten shares of Gemini common stock outstanding immediately prior to the split effective time will be combined and reclassified into one share of Gemini common stock, and the number of authorized shares of Gemini common stock shall be reduced to 100,000,000.
The proposed form of certificate of amendment to the restated certificate of incorporation of Gemini as amended to effect the reverse stock split, as more fully described below, will affect the reverse stock split but will not change the number of authorized shares of Gemini common stock or preferred stock, or the par value of Gemini common stock or preferred stock.
A copy of the proposed form of certificate of amendment to the restated certificate of incorporation of Gemini as amended to effect the reverse stock split is attached as Annex G to this proxy statement/prospectus.
Notwithstanding approval of this Proposal No. 2 by Gemini stockholders, the Gemini board of directors may, in its sole discretion, abandon the proposed amendments and determine prior to the effectiveness of any filing with the Secretary of State of the State of Delaware not to effect the reverse stock split, as permitted under Section 242(c) of the Delaware General Corporation Law.
Purpose
The Gemini board of directors approved the proposal approving the amendment to the Gemini restated certificate of incorporation as amended effecting the reverse stock split for the following reasons:
•
the Gemini board of directors believes effecting the reverse stock split will result in an increase in the minimum bid price of Gemini’s common stock and reduce the risk of a delisting of Gemini common stock from Nasdaq in the future; and

•	the Gemini board of directors believes a higher stock price may help generate investor interest in Gemini and ultimately the combined company and help Gemini attract and retain employees.
If the reverse stock split successfully increases the per share price of Gemini common stock, Gemini’s board of directors also believes this increase may increase trading volume in Gemini common stock and facilitate future financings by Gemini.
Nasdaq Requirements for Listing on Nasdaq
Gemini common stock is listed on The Nasdaq Global Market under the symbol “GMTX.” Gemini has filed an initial listing application pursuant to the terms of the Merger Agreement for the combined company with Nasdaq.
According to the Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Gemini to have, among other things, a $4.00 per share minimum bid price for a certain number of trading days preceding the closing of the merger. Therefore, the reverse stock split may be necessary in order to consummate the merger.
In addition, it is a condition to the closing of the merger that the shares of Gemini common stock to be issued in the merger pursuant to the Merger Agreement having been approved for listing on Nasdaq.
One of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Gemini’s management being able to issue more shares without further stockholder approval. The reverse stock split will not affect the number of authorized shares of Gemini capital stock which will continue to be authorized pursuant to the restated certificate of incorporation of Gemini, as amended.
Potential Increased Investor Interest
On November 30, 2022, Gemini common stock closed at $1.72 per share. An investment in Gemini common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide research coverage of lower priced stocks. Also, the Gemini board of directors believes that most investment funds are reluctant to invest in lower priced stocks.
There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per share price of Gemini common stock.
Gemini cannot predict whether the reverse stock split will increase the market price for Gemini common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:
•
the market price per share of Gemini common stock after the reverse stock split will rise in proportion to the reduction in the number of shares of Gemini common stock outstanding before the reverse stock split;

•	the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;
•	the reverse stock split will result in a per share price that will increase the ability of Gemini to attract and retain employees;
•	the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing; or
•
the market price per share will achieve and maintain the $4.00 minimum bid price requirement for a sufficient period of time for the combined company’s common stock to be approved for listing by Nasdaq.

The market price of Gemini common stock will also be based on the performance of Gemini, and after the merger, on the performance of the combined company, and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Gemini common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Gemini may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Gemini common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split
The reverse stock split will be realized simultaneously for all shares of Gemini common stock, options to purchase shares of Gemini common stock outstanding immediately prior to the effective time of the reverse stock split. The reverse stock split will affect all holders of shares of Gemini common stock outstanding immediately prior to the effective time of the reverse stock split uniformly and each such stockholder will hold the same percentage of Gemini common stock outstanding immediately following the reverse stock split as that stockholder held immediately prior to the reverse stock split, except for immaterial adjustments that may result from the treatment of fractional shares as described below. The reverse stock split will not change the par value of Gemini common stock or preferred stock and will not reduce the number of authorized shares of Gemini common stock or preferred stock. Gemini common stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. The reverse stock split will not affect Gemini continuing to be subject to the periodic reporting requirements of the Exchange Act.
Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates
If the Gemini stockholders approve the amendment to the Gemini restated certificate of incorporation as amended effecting the reverse stock split, and if the Gemini board of directors still believes that a reverse stock split is in the best interests of Gemini and its stockholders, Gemini will file the amendment to the restated certificate of incorporation as amended with the Secretary of State of the State of Delaware at such time as the Gemini board of directors has determined to be the appropriate split effective time. The Gemini board of directors may delay effecting the reverse stock split without resoliciting stockholder approval. Beginning at the split effective time, each stock certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.
As soon as practicable after the split effective time, stockholders will be notified that the reverse stock split has been effected. Gemini expects that the Gemini transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent stock certificates representing pre-split shares in exchange for stock certificates (or book-entry positions) representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by Gemini. No new certificates (or book-entry positions) will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Shares held in book-entry form will be automatically exchanged. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.
Fractional Shares
No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on Nasdaq on the date of the filing of the amendment to the restated certificate of incorporation as amended effecting the reverse stock split. For the foregoing purposes, all shares of common stock held by a holder will be aggregated (thus resulting in no more than one fractional share per holder). The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.
Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Gemini is domiciled and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Gemini or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.
Potential Anti-Takeover Effect
Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Gemini board of directors or contemplating a tender offer or other transaction for the combination of Gemini with another company, the reverse stock split proposal is not being proposed in response to any effort of which Gemini is aware to accumulate shares of Gemini common stock or obtain control of Gemini, other than in connection with the merger, nor is it part of a plan by management to recommend a series of similar amendments to the Gemini board of directors and stockholders. Other than the proposals being submitted to the Gemini stockholders for their consideration at the Gemini special meeting, the Gemini board of directors does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Gemini. For more information, please see the section titled “Risk Factors—Risks Related to the Combined Company” beginning on page 22.
Material U.S. Federal Income Tax Consequences of the Reverse Stock Split
The following is a discussion of the material U.S. federal income tax consequences of the reverse stock split that are applicable to U.S. holders (as defined below) of Gemini common stock. This discussion does not purport to be a complete analysis of all potential tax consequences and is based upon current provisions of the Code, existing Treasury regulations, judicial decisions and published rulings and administrative pronouncements of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to holders of Gemini common stock as described in this summary.
This discussion does not address all U.S. federal income tax consequences relevant to holders of Gemini common stock. In addition, it does not address consequences relevant to holders of Gemini common stock that are subject to particular U.S. or non-U.S. tax rules, including, without limitation, to holders of Gemini common stock that are:
•	persons who do not hold their Gemini common stock as a “capital asset” within the meaning of Section 1221 of the Code;
•	brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;
•	real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;
•	pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);
•	subject to the alternative minimum tax provisions of the Code;
•	persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction or other integrated transaction;
•	persons that have a functional currency other than the U.S. dollar;
•	traders in securities who elect to apply a mark-to-market method of accounting;
•	persons who hold shares of Gemini common stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;
•	persons who acquired their shares of Gemini stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;
•
persons subject to special tax accounting rules as a result of any item of gross income with respect to Gemini stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons deemed to sell Gemini common stock under the constructive sale provisions of the Code;
•
persons who acquired their shares of Gemini common stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

•	certain expatriates or former citizens or long-term residents of the United States.
Holders of Gemini common stock subject to particular U.S. or non-U.S. tax rules, including those that are described in this paragraph, are urged to consult their own tax advisors regarding the consequences to them of the reverse stock split.

If an entity that is treated as a partnership for U.S. federal income tax purposes holds Gemini stock, the U.S. federal income tax treatment of a partner in the partnership or other pass-through entity will generally depend upon the status of the partner, the activities of the partnership or other pass-through entity and certain determinations made at the partner level. If you are a partner of a partnership or other pass-through entity holding Gemini common stock, you should consult your tax advisors regarding the tax consequences of the merger.
In addition, the following discussion does not address the tax consequences of the reverse stock split under state, local and foreign tax laws. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the reverse stock split, whether or not they are in connection with the reverse stock split, except as specifically provided below.
STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
This discussion is limited to holders of Gemini common stock that are U.S. holders. For purposes of this discussion, a “U.S. holder” is a beneficial owner of Gemini common stock that, for U.S. federal income tax purposes, is or is treated as:
•	an individual who is a citizen or resident of the United States;
•	a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•
a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) is authorized or has the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source.
Tax Consequences of the Reverse Stock Split
The proposed reverse stock split should constitute a “recapitalization” for U.S. federal income tax purposes pursuant to Section 368(a)(1)(E) of the Code. As a result, a U.S. holder should not recognize gain or loss upon the proposed reverse stock split, except with respect to cash received in lieu of a fractional share of Gemini common stock, as discussed below. A U.S. holder’s aggregate adjusted tax basis in the shares of Gemini common stock received pursuant to the proposed reverse stock split should equal the aggregate adjusted tax basis of the shares of the Gemini common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Gemini common stock), and such U.S. holder’s holding period in the shares of Gemini common stock received should include the holding period in the shares of Gemini common stock surrendered. U.S. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Gemini common stock surrendered to the shares of Gemini common stock received in a recapitalization pursuant to the proposed reverse stock split. U.S. holders of shares of Gemini common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.
Cash in Lieu of Fractional Shares
A U.S. holder that receives cash in lieu of a fractional share of Gemini common stock pursuant to the proposed reverse stock split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis in the shares of Gemini common stock surrendered that is allocated to such fractional share of Gemini common stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. holder’s holding period for Gemini common stock surrendered exceeded one year at the effective time of the reverse stock split.

Possible Alternative Tax Treatment
As discussed above under “Agreements Related to the Merger—Contingent Value Rights Agreement—Material U.S. Federal Income Tax Consequences of the CVRs to Holders of Gemini Common Stock—Tax Treatment of CVRs and the Proposed Reverse Stock Split,” although the matter is not free from doubt, Gemini will treat the issuance of the CVRs and the proposed reverse stock split as separate transactions for U.S. federal income tax purposes, and the above discussion assumes this treatment will be respected. It is possible that the reverse stock split and the issuance of the CVRs could be treated as a single transaction, in which case the material U.S. federal income tax consequences of the reverse stock split to a U.S. Holder may differ from those discussed above. U.S. Holders should consult their tax advisors regarding the tax consequences of the reverse stock split.
Information Reporting and Backup Withholding
Payments of cash made in lieu of a fractional share of Gemini common stock may, under certain circumstances, be subject to information reporting and backup withholding. To avoid backup withholding, each holder of Gemini common stock that does not otherwise establish an exemption should furnish its taxpayer identification number and comply with the applicable certification procedures.
Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Holders of Gemini common stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.
Required Vote
The affirmative vote of the holders of a majority of the outstanding shares of Gemini capital stock entitled to vote at the Gemini special meeting is required to approve the amendment to the restated certificate of incorporation of Gemini as amended to effect a reverse stock split of Gemini common stock.
GEMINI’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 2 TO APPROVE THE AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION OF GEMINI AS AMENDED TO EFFECT THE REVERSE STOCK SPLIT.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the amendment to the restated certificate of incorporation of Gemini as amended to effect the reverse stock split.

PROPOSAL NO. 3

ADVISORY, NON-BINDING VOTE ON MERGER-RELATED EXECUTIVE
COMPENSATION ARRANGEMENTS
Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that Gemini provide stockholders with the opportunity to vote to approve, on non-binding, advisory basis, the payment of certain compensation that will or may become payable by Gemini to its named executive officers in connection with the merger, as disclosed in the section titled “The Merger—Interests of Gemini Directors and Executive Officers in the Merger.”
Upon the consummation of the merger, each of the Gemini named executive officers that are then officers of Gemini will cease to be employed. Therefore, Gemini is asking stockholders to indicate their approval of the compensation that will or may become payable by Gemini to its named executive officers in connection with the merger and the associated termination by the named executive officers for good reason upon the consummation of the merger. These payments are set forth in the section titled “The Merger—Interests of Gemini Directors and Executive Officers in the Merger,” and the accompanying footnotes. In general, the employment agreements, equity awards and other arrangements pursuant to which these compensation payments may be made have previously formed a part of Gemini’s overall compensation program for its named executive officers and previously have been disclosed to stockholders as part of Gemini’s annual proxy statements or its other reports filed with the SEC. These historical employment agreements, equity awards and other arrangements were adopted and approved by the compensation committee of the Gemini board of directors, which is composed solely of non-management directors, and are believed to be reasonable and in line with marketplace norms.
Accordingly, Gemini is seeking approval of the following resolution at the Gemini special meeting:
“RESOLVED, that the stockholders of Gemini Therapeutics, Inc. approve, on a nonbinding, advisory basis, the compensation that will or may become payable by Gemini to its named executive officers that is based on or otherwise relates to the merger as disclosed pursuant to Item 402(t) of Regulation S-K in the section titled “The Merger—Interests of Gemini Directors and Executive Officers in the Merger.”
Stockholders of Gemini should note that this proposal is not a condition to the closing of the merger, and as an advisory vote, the result will not be binding on Gemini, its board of directors or the named executive officers. Further, the underlying employment agreements, equity awards and other arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the merger is consummated and Gemini’s named executive officers cease to be employed in connection with the merger, the named executive officers will be eligible to receive the compensation that is based on or otherwise relates to the merger in accordance with the terms and conditions applicable to the underlying employment agreements, equity awards and other arrangements Gemini entered into with these named executive officers.
Required Vote
The affirmative vote of the holders of a majority of the shares present in attendance or represented by proxy at the Gemini special meeting and entitled to vote on the matter, assuming a quorum is present, is required to approve the non-binding advisory vote on compensation that will or may become payable by Gemini to its named executive officers in connection with the merger.
GEMINI’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 3 TO APPROVE, ON A NON-BINDING ADVISORY VOTE BASIS, COMPENSATION THAT WILL OR MAY BECOME PAYABLE BY GEMINI TO ITS NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER.

PROPOSAL NO. 4

AMENDMENT OF GEMINI EQUITY PLANS
Gemini is asking Gemini’s stockholders to approve (i) an increase in the number of shares of common stock reserved for issuance under Gemini’s 2021 Stock Option and Incentive Plan (the “2021 Plan”) to 1,938,145 shares, after giving effect to the anticipated Gemini 1:10 reverse stock split, representing approximately 9% of the fully diluted capitalization of Gemini, determined as of immediately following the merger (the “2021 Plan Increase”) and (ii) an increase in the number of shares of common stock reserved for issuance under Gemini’s 2021 Employee Stock Purchase Plan (the “2021 ESPP”, and collectively with the 2021 Plan, “Gemini Equity Plans”) to 180,894 shares, after giving effect to the anticipated Gemini 1:10 reverse stock split, representing approximately 0.84% of the fully diluted capitalization of Gemini, determined as of immediately following the merger (the “2021 ESPP Increase”).
2021 Plan
The following is a summary description of the 2021 Plan. This summary is not a complete statement of the 2021 Plan and is qualified in its entirety by reference to the complete text of the 2021 Plan, a copy of which is attached to this proxy statement/prospectus as Exhibit 10.8. Gemini stockholders should refer to the 2021 Plan for more complete and detailed information about the terms and conditions of the 2021 Plan.
The purpose of the 2021 Plan following the merger is to provide a means whereby the combined company can align the longterm financial interests of its employees, consultants, and directors with the financial interests of its stockholders. In addition, the Gemini board of directors believes that the ability to grant options and other equity-based awards will help the combined company to attract, retain, and motivate employees, consultants, and directors and encourages them to devote their best efforts to the combined company’s business and financial success.
As a result, on [•], 2022 the Gemini board of directors, upon recommendation of the compensation committee of Gemini’s board of directors, and subject to the approval of Gemini’s stockholders, approved the 2021 Plan Increase. Approval of 2021 Plan Increase by Gemini’s stockholders is required, among other things, in order to: (i) comply with Nasdaq Listing Rules requiring stockholder approval of equity compensation plans and (ii) allow the grant of incentive stock options to participants in the 2021 Plan.
Approval of the 2021 Plan Increase by Gemini stockholders will allow the combined company to grant stock options, restricted stock unit awards and other awards at levels determined appropriate by the combined company’s board of directors or compensation committee following the closing of the merger. The 2021 Plan Increase will also allow the combined company to utilize a broad array of equity incentives and performance-based cash incentives in order to secure and retain the services of its employees, directors and consultants, and to provide long-term incentives that align the interests of its employees, directors and consultants with the interests of its stockholders following the closing of the merger.
The combined company’s employee equity compensation program, as implemented under the 2021 Plan, as amended by the 2021 Plan Increase, will allow the combined company to remain competitive with comparable companies in its industry by giving it the resources to attract and retain talented individuals to achieve its business objectives and build stockholder value. Approval of the 2021 Plan Increase will provide the combined company with the flexibility it needs to use equity compensation and other incentive awards to attract, retain and motivate talented employees, directors and consultants who are important to the combined company’s long-term growth and success.
Summary of Material Features of the 2021 Plan
The material features of the 2021 Plan include:
•
If the 2021 Plan Increase is approved, the maximum number of shares of Common Stock that may be issued under the 2021 Plan will be 1,938,145 shares. The number of shares of the combined company’s common stock reserved for issuance under the 2021 Plan will continue to automatically increase on January 1 of each year, by 4% of the total number of shares of common stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by the administrator of the 2021 Plan;

•
The award of stock options (both incentive and non-qualified options), stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, cash-based awards, and dividend equivalent rights is permitted;

•	Stock options and stock appreciation rights will not be repriced in any manner without stockholder approval;
•
The value of all awards awarded under the 2021 Plan and all other cash compensation paid by the combined company to any non-employee director in any calendar year may not exceed $750,000 or $1,000,000 for the year in which a nonemployee director is first appointed or elected to the combined company’s board of directors;

•	Certain amendments to the 2021 Plan are subject to approval by the combined company’s stockholders; and
•	The term of the 2021 Plan will expire on the tenth anniversary of the effective date of the 2021 Plan.
Information Regarding the Combined Company’s Equity Incentive Program
It is critical to the combined company’s long-term success that the interests of its employees, directors and consultants are tied to its success as “owners” of the business. Approval of the 2021 Plan Increase will allow the combined company to grant stock options and other equity awards at levels it determines to be appropriate in order to attract new employees and directors, retain existing employees and directors and to provide incentives for such persons to exert maximum efforts for the combined company’s success and ultimately increase stockholder value. The 2021 Plan Increase will allow the combined company to utilize a broad array of equity incentives with flexibility in designing equity incentives, including stock option grants, stock appreciation rights, restricted stock awards, restricted stock unit awards, unrestricted stock awards and dividend equivalent rights to offer competitive equity compensation packages in order to retain and motivate the talent necessary for the combined company.
If the 2021 Plan Increase is approved by Gemini stockholders, the combined company will have 1,938,145 shares, subject to adjustment for specified changes in the combined company’s capitalization, available for grant under the 2021 Plan. In addition, as further described below under section titled “— Description of the 2021 Plan,” the share reserve is subject to continuing annual increases each January 1 of 4% of the number of shares of the combined company’s common stock outstanding on the immediately preceding December 31 (or a lesser number determined by the administrator of the 2021 Plan). This pool size is necessary to provide sufficient reserved shares for a level of grants that will attract, retain, and motivate employees and other participants.
Description of the 2021 Plan
The 2021 Plan was adopted by the Gemini board of directors on October 15, 2020 and, following stockholder approval, became effective on February 8, 2021, the date immediately prior to the date on which Gemini became a publicly traded company.
The 2021 Plan currently has 5,992,667 shares of common stock (the “Current Limit”) reserved for the issuance of awards. This limit is subject to adjustment in the event of a stock split, stock dividend or other change in Gemini’s capitalization. The 2021 Plan provides that the number of shares reserved and available for issuance thereunder will automatically increase on each January 1 by 4% of the number of shares of common stock outstanding on the immediately preceding December 31 or such lesser number of shares determined by the administrator of the 2021 Plan.
The shares that are issued under the 2021 Plan are authorized but unissued shares or shares that Gemini reacquires. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by Gemini prior to vesting, satisfied without the issuance of stock, or are otherwise terminated (other than by exercise) under the 2021 Plan are added back to the shares of common stock available for issuance under the 2021 Plan. The maximum aggregate number of shares of common stock that may be issued in the form of incentive stock options under the 2021 Plan shall not exceed the Current Limit, provided that in the event the 2021 Plan Increase is approved, such limit will be increased to 1,938,145 shares, after giving effect to the anticipated Gemini 1:10 reverse stock split. Based upon a price per share of $1.72, the maximum aggregate market value of the common stock that could potentially be issued under the 2021 Plan as of the closing of the merger is $3,333,609.40.
The grant date fair value of all awards made under the 2021 Plan and all other cash compensation paid by Gemini to any nonemployee director in any calendar year may not exceed $750,000; provided, however, that such amount is $1,000,000 for the calendar year in which the applicable non-employee director is initially elected or appointed to the board.

The 2021 Plan may be administered by Gemini’s board of directors, the compensation committee of Gemini’s board of directors, or a similar committee performing the functions of the compensation committee and which is comprised of not less than two independent non-employee directors. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2021 Plan. Subject to applicable law, the administrator may delegate to a committee consisting of one or more officers the authority to grant awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and not members of the delegated committee, subject to certain limitations and guidelines. Neither the board of directors nor the administrator, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the 2021 Plan and the members of the board of directors and the administrator (and any delegate thereof) are entitled in all cases to indemnification and reimbursement in respect of any claim, loss, damage or expense arising or resulting therefrom to the fullest extent permitted by law, Gemini’s governing documents, any directors’ and officers' liability insurance coverage and/or any indemnification agreement between such individual and Gemini.
Persons eligible to participate in the 2021 Plan are Gemini’s full or part-time officers, employees, non-employee directors, and consultants as selected from time to time by the administrator in its discretion. As of the date of this proxy statement/prospectus, following the closing of the merger, approximately 93 individuals will be eligible to participate in the 2021 Plan, which includes approximately 6 officers, 37 employees who are not officers, 8 non-employee directors, and 42 consultants.
The 2021 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. Options granted under the 2021 Plan will be non-qualified options if they do not qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of the combined company and its subsidiaries. Non-qualified options may be granted to any persons eligible to awards under the 2021 Plan. The exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share’s fair market value. The term of each option is fixed by the administrator and may not exceed ten years from the date of grant. The administrator determines at what time or times each option may be exercised, and may, at any time, accelerate the vesting of such options. The exercise price of a stock option may not be reduced after the date of the option grant without stockholder approval, other than to appropriately reflect changes in Gemini’s capital structure.
Upon exercise of options, the option exercise price may be paid in cash, by certified or bank check or other instrument acceptable to the administrator or by delivery (or attestation to the ownership) of shares of common stock that are beneficially owned by the optionee free of restrictions or were purchased in the open market. Subject to applicable law, the exercise price may also be delivered by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, non-qualified options may be exercised using a “net exercise” arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with fair market value that does not exceed the aggregate exercise price.
The administrator may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to cash or shares of common stock equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each stock appreciation right is fixed by the administrator and may not exceed ten years from the date of grant. The administrator determines at what time or times each stock appreciation right may be exercised. The exercise price of a stock appreciation right may not be reduced after the date of grant without stockholder approval, other than to appropriately reflect changes in Gemini’s capital structure.
The administrator may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Except in the case of restricted stock units with a deferred settlement date that complies with Section 409A of the Code, at the end of the applicable vesting period, restricted stock units, to the extent vested, will be settled in the form of shares of common stock. Restricted stock units with deferred settlement dates are subject to Section 409A of the Code and will contain such additional terms and conditions as the administrator shall determine in order to comply with Section 409A of the Code. The administrator may also grant shares of common stock that are free from any restrictions under the 2021 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant. The administrator may grant dividend equivalent rights to participants that entitle the recipient to receive credits for cash dividends that would be paid if the recipient had held a specified number of shares of common stock.
The administrator may grant cash bonuses under the 2021 Plan to participants, subject to the achievement of certain performance goals and such other terms and conditions as the administrator may determine.
The 2021 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2021 Plan, an acquirer or successor entity may assume, continue or substitute with appropriate adjustments outstanding awards under the 2021 Plan. To the extent that awards granted under the 2021 Plan are not assumed or continued or substituted by the acquiror or successor entity, upon the effective time of the sale event, such awards shall terminate. In such case, except as may be otherwise provided in the relevant award agreement, all awards with time-based vesting conditions or restrictions shall become fully vested and exercisable or nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and exercisable or nonforfeitable in connection with a sale event in the administrator’s discretion or to the extent specified in the relevant award agreement. In the event of such termination, the combined company may make or provide for payment, in cash or in kind, to participants holding options and stock appreciation rights equal to the difference between the per share consideration payable in the sale event and the exercise price of the options or stock appreciation rights (provided that, in the case of an option or stock appreciation right with an exercise price equal to or greater than the per share consideration payable in such sale event, such option or stock appreciation right shall be cancelled for no consideration) or to permit each grantee, within a specified period of time prior to the consummation of the sale event, as determined by the administrator, to exercise all outstanding options and stock appreciation rights (to the extent then exercisable) held by such grantee. The combined company shall also have the option to make or provide for a payment, in cash or in kind, to grantees holding other awards in an amount equal to the per share consideration payable in such sale event multiplied by the number of vested shares under such award.
Gemini’s board of directors may amend or discontinue the 2021 Plan and the administrator may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may materially and adversely affect rights under an award without the holder’s consent. Certain amendments to the 2021 Plan require the approval of Gemini’s stockholders, including the 2021 Plan Increase.
No awards may be granted under the 2021 Plan after the date that is ten years from the effective date of the 2021 Plan provided that no incentive stock options may be granted after the date that is ten years from the date on which Gemini’s board of directors approved the 2021 Plan.
2021 Plan Benefits
Because the grant of awards under the 2021 Plan is within the discretion of Gemini’s board of directors and the compensation committee, Gemini cannot determine the dollar value or number of shares of common stock that will in the future be received by or allocated to any participant in the 2021 Plan. Accordingly, in lieu of providing information regarding benefits that will be received under the 2021 Plan, as amended by the 2021 Plan Increase, the following table provides information concerning the benefits that were received by the following persons and groups during the fiscal year ended December 31, 2021: each named executive officer; all current executive officers, as a group; all current directors who are not executive officers, as a group; and all current employees who are not executive officers, as a group.
	Options		Stock Awards
Name and Position	Average Exercise Price ($)	Number of Awards (#)	Dollar Value ($)(1)	Number of Awards (#)
Jason Meyenburg, Former Chief Executive Officer and President	$12.66	1,124,832	$0	0
Brian Piekos, Chief Financial Officer	$12.60	421,314	$322,056	90,720
Samuel Barone, Former Chief Medical Officer	$12.59	255,212	$0	0
Scott Lauder, Ph.D., Former Chief Technology Officer	$13.48	516,611	$0	0
All current executive officers, as a group	$11.81	507,539	$322,056	90,720
All current directors who are not executive officers, as a group	$10.57	217,502	$0	0
All current employees who are not executive officers, as a group	$10.48	120,500	$317,682	89,488

(1)
The valuation of stock awards is based on the grant date fair value computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions used in calculating these values, see Note 11 to Gemini’s consolidated financial statements in Gemini’s annual report on Form 10-K for the fiscal year ended December 31, 2021.

Form S-8
Following the consummation of the merger, when permitted by SEC rules, the combined company intends to file with the SEC a registration statement on Form S-8 covering the common stock issuable under the 2021 Plan Increase.
U.S. Federal Income Tax Consequences
The following is a summary of the principal U.S. federal income tax consequences that generally will arise with respect to awards granted under the 2021 Plan. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. In addition, this summary assumes that all awards made under the 2021 Plan are exempt from, or comply with, the rules under Section 409A of the Code regarding nonqualified deferred compensation. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired in the 2021 Plan. The 2021 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended, Gemini’s ability to realize the benefit of any tax deductions described below generally depends on Gemini’s generation of taxable income as well as the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of Gemini’s tax reporting obligations.
Incentive Stock Options. No taxable income is realized by the optionee upon the grant, or except as described below, exercise of an incentive stock option. If shares of common stock issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) Gemini will not be entitled to any deduction for federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.
If shares of common stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of common stock at exercise (or, if less, the amount realized on a sale of such shares of common stock) over the exercise price thereof, and (ii) Gemini will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering shares of common stock.
If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of death or disability).
Non-Qualified Options. No income is generally realized by the optionee at the time a non-qualified option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the shares of common stock on the date of exercise, and Gemini receives a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of common stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares of common stock.
Stock Appreciation Rights. A participant will not have income upon the grant of a SAR. A participant generally will recognize compensation income upon the exercise of a SAR equal to the amount of the cash and the fair market value of any stock received, and Gemini receives a tax deduction for the same amount. Upon the sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the SAR was exercised. This capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.
Restricted Stock Awards. A participant will not have income upon the grant of restricted stock unless an election under Section 83(b) of the Code is made within 30 days of the date of grant. If a timely 83(b) election is made, then a participant will have compensation income, equal to the value of the stock less the purchase price, if any, and Gemini receives a tax deduction for the same amount. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. If the participant does not make an 83(b) election, then when the stock vests the participant will have compensation income equal to the value of the stock on the vesting date less the purchase price, if any and Gemini receives a tax deduction for the same amount. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.
Restricted Stock Units. A participant will not have income upon the grant of a restricted stock unit. A participant is not permitted to make an election under Section 83(b) of the Code with respect to a restricted stock unit award. When the shares or common stock are delivered with respect to the restricted stock units (which may be upon vesting or may be at a later date), the participant will have income on the date of delivery in an amount equal to the fair market value of the stock on such date less the purchase price, if any, and Gemini receives a tax deduction for the same amount. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the delivery date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.
Unrestricted Stock Awards; Cash-Based Awards; Dividend Equivalent Rights. The tax consequences associated with unrestricted stock awards, cash-based awards and dividend equivalent rights will vary depending on the specific terms of such award. Among the relevant factors are whether or not the award has a readily ascertainable fair market value, whether or not the award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the award, and the participant’s holding period and tax basis for the award or underlying common stock.
2021 ESPP
On July 29, 2021, the Gemini board of directors adopted the 2021 ESPP, which was approved by the Gemini stockholders on September 29, 2021. Based solely on the closing price of Gemini’s common stock as reported by The Nasdaq Global Market on November 30, 2022, the maximum aggregate market value of the 180,894 shares of common stock that could potentially be issued under the 2021 ESPP, including the 2021 ESPP Increase (and including the maximum number of shares that could be added to the 2021 ESPP pursuant to the annual increase described below) is approximately $309,328.74.
Purpose of the 2021 ESPP Increase
On [•], 2022 the Gemini board of directors, upon recommendation of the compensation committee of Gemini’s board of directors, and subject to the approval of Gemini’s stockholders, approved the 2021 ESPP Increase. Gemini believes that the adoption of the 2021 ESPP Increase will benefit the combined company by providing employees with an opportunity to acquire shares of the combined company’s common stock, which gives employees a stake in the combined company’s growth, and will enable the combined company to attract, retain and motivate valued employees.
Material Terms of the 2021 ESPP
The following is a brief summary of certain provisions of the 2021 ESPP. A copy of the 2021 ESPP is attached as Exhibit 10.10 to this proxy statement/prospectus and is incorporated herein by reference. The following description of the 2021 ESPP does not purport to be complete and is qualified in its entirety by reference to Exhibit 10.10. The 2021 ESPP includes two components: a Code Section 423 Component (the “423 Component”) and a non-Code Section 423 Component (the “Non-423 Component”). It is Gemini’s intention that the 423 Component qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”).

Under the Non-423 Component, which does not qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code, options will be granted pursuant to rules adopted by the Administrator (as defined below) designed to achieve tax, securities laws or other objectives for eligible employees.
Shares Subject to the Plan. An aggregate of 430,551 shares is currently reserved under the 2021 ESPP, of which 420,591 shares are available for future issuance under the 2021 ESPP, and if the 2021 ESPP Increase is approved, an aggregate of 180,894 shares, after giving effect to the anticipated Gemini 1:10 reverse stock split, would be reserved and available for issuance. The 2021 ESPP provides that the number of shares reserved and available for issuance will automatically increase on January 1, 2023 and each January 1 thereafter through January 1, 2031, by the least of (i) 1% of the outstanding number of shares of common stock on the immediately preceding December 31st, (ii) 430,551 shares of common stock, or (iii) such number of shares of common stock as determined by the administrator of the 2021 ESPP. If Gemini’s capital structure changes because of a stock dividend, stock split or similar event, the number of shares that can be issued under the 2021 ESPP will be appropriately adjusted.
Plan Administration. The 2021 ESPP is administered by Gemini’s board of directors or its delegate (the “Administrator”), which has full authority to make, administer and interpret such rules and regulations regarding the 2021 ESPP as it deems advisable.
Eligibility. All individuals classified as employees on the payroll records of Gemini or its designated subsidiaries are eligible to participate in the 2021 ESPP so long as they are customarily employed by Gemini or a designated subsidiary as of the first day of the applicable offering. No person who owns or holds, or as a result of participation in the 2021 ESPP would own or hold, common stock or options to purchase common stock, that together equal 5% or more of the total outstanding common stock is entitled to participate in the 2021 ESPP. No employee may be granted an option under the 2021 ESPP that permits the employee to purchase common stock under the 2021 ESPP or any other employee stock purchase plan of Gemini or any subsidiary of Gemini having a value of more than $25,000 (determined using the fair market value of the common stock at the time such option is granted) for each calendar year in which the option is outstanding at any time.
Participation; Payroll Deductions. Participation in the 2021 ESPP is limited to eligible employees who authorize payroll deductions equal to a whole percentage of base pay to the 2021 ESPP. Employees may authorize payroll deductions, with a minimum of 1% of base pay and a maximum of 15% of base pay. As of the date of this proxy statement/prospectus, following the closing of the merger, approximately 43 employees will be eligible to participate in the 2021 ESPP. Once an employee becomes a participant in the 2021 ESPP, that employee will automatically participate in successive offering periods, as described below, until such time as that employee withdraws from the 2021 ESPP, becomes ineligible to participate in the 2021 ESPP, or his or her employment ceases.
Offering Periods. Unless otherwise determined by the Administrator, each offering of common stock under the 2021 ESPP will be for a period of six months, which we refer to as an “offering period.” The first offering period under the 2021 ESPP began on December 1, 2021. Subsequent offerings under the 2021 ESPP generally begin on the first business day occurring on or after each June 1 and December 1 and end on the last business day occurring on or before the following May 31 and November 30, respectively. Shares are purchased on the last business day of each offering period, with that day being referred to as an “exercise date.” The Administrator may establish different offering periods or exercise dates under the 2021 ESPP.
Exercise Price. On the first day of an offering period, employees participating in that offering period receive an option to purchase shares of Gemini common stock. On the exercise date of each offering period, the employee is deemed to have exercised the option, at the exercise price, to the extent of accumulated payroll deductions. The option exercise price is equal to the lesser of (1) 85% the fair market value per share of Gemini common stock on the first day of the offering period and (2) 85% of the fair market value per share of Gemini common stock on the exercise date. The maximum value of common stock that may be issued to any employee under the 2021 ESPP in any offering period is $25,000 (valued as of the first day of the offering period) or such other lesser number of shares as determined by the Administrator from time to time.
Subject to certain limitations, the number of shares of Gemini common stock a participant purchases in each offering period is determined by dividing the total amount of payroll deductions withheld from the participant’s compensation during the offering period by the option exercise price. In general, if an employee is no longer a participant on an exercise date, the employee’s option will be automatically terminated, and the amount of the employee’s accumulated payroll deductions will be refunded.

Terms of Participation. Except as may be permitted by the Administrator in advance of an offering, a participant may not increase or decrease the amount of his or her payroll deductions during any offering period but may increase or decrease his or her payroll deduction with respect to the next offering period by filing a new enrollment form at least 15 business days before the first day of such offering period. A participant may withdraw from an offering period at any time without affecting his or her eligibility to participate in future offering periods. If a participant withdraws from an offering period, that participant may not again participate in the same offering period, but may enroll in subsequent offering periods. An employee’s withdrawal will be effective as of the business day following the employee’s delivery of written notice of withdrawal under the 2021 ESPP and Gemini will promptly refund the participant’s entire account balance.
Term; Amendments and Termination. The 2021 ESPP will continue until terminated by Gemini’s board of directors. Gemini’s board of directors may, in its discretion, at any time, terminate or amend the 2021 ESPP. Certain amendments, including the 2021 ESPP Increase, require stockholder approval. Upon termination of the 2021 ESPP, all amounts in the accounts of participating employees will be refunded.
2021 ESPP Benefits. The benefits to be received by Gemini’s named executive officers, directors and employees as a result of the proposed 2021 ESPP Increase are not determinable, since the amounts of future purchases by participants are based on elective participant contributions. No purchase rights have been granted, and no shares of common stock have been issued, with respect to the 137,839 share increase for which stockholder approval is sought under this Proposal No. 4.
Summary of Federal Income Tax Consequences
The following is only a summary of the effect of the U.S. income tax laws and regulations upon an employee and us with respect to an employee’s participation in the 2021 ESPP. This summary does not purport to be a complete description of all federal tax implications of participation in the 2021 ESPP, nor does it discuss the income tax laws of any municipality, state or foreign country in which a participant may reside or otherwise be subject to tax.
A participant in the 2021 ESPP recognizes no taxable income either as a result of participation in the 2021 ESPP or upon exercise of an option to purchase shares of Gemini common stock under the terms of the 2021 ESPP.
If a participant disposes of shares purchased upon exercise of an option granted under the 2021 ESPP within two years from the first day of the applicable offering period or within one year from the exercise date, which is referred to as a “disqualifying disposition,” the participant will realize ordinary income in the year of that disposition equal to the amount by which the fair market value of the shares on the date the shares were purchased exceeds the purchase price. The amount of ordinary income will be added to the participant’s basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares will be a capital gain or loss. A capital gain or loss will be long-term if the participant’s holding period is more than 12 months, or short-term if the participant’s holding period is 12 months or less.
If the participant disposes of shares purchased upon exercise of an option granted under the 2021 ESPP at least two years after the first day of the applicable offering period and at least one year after the exercise date, the participant will realize ordinary income in the year of disposition equal to the lesser of (1) 15% of the fair market value of the common stock on the first day of the offering period in which the shares were purchased and (2) the excess of the amount actually received for the common stock over the amount paid. The amount of any ordinary income will be added to the participant’s basis in the shares, and any additional gain recognized upon the disposition after that basis adjustment will be a long-term capital gain. If the fair market value of the shares on the date of disposition is less than the exercise price, there will be no ordinary income and any loss recognized will be a long-term capital loss.
Gemini is generally entitled to a tax deduction in the year of a disqualifying disposition equal to the amount of ordinary income recognized by the participant as a result of that disposition. In all other cases, Gemini is not allowed a deduction.
Amendment of Gemini Equity Plans
Gemini’s board of directors believes that the combined company’s success depends, in large part, on the combined company’s ability to attract, retain and motivate key employees with experience and ability to efficiently advance its portfolio of clinical candidates and successfully prepare for a potential commercial launch, thereby creating value for all of the combined company’s stakeholders. Central to these objectives will be the combined company’s equity-based compensation program. Gemini and Gemini’s board of directors believe that the amendment of each of the Gemini Equity Plans would provide an essential tool in meeting the combined company’s clinical and business objectives that will be enabled as a result of the merger. Gemini expects that the proposed amendment of each of

Gemini Equity Plans will allow the combined company to continue to grant market-competitive equity awards for approximately four years, but the actual duration of each share pool may vary based on changes in participation and stock price.
Gemini believes that stock-based compensation programs will be important to the combined company’s ability to succeed in the future. If the amendments to the Gemini Equity Plans are not approved by the Gemini stockholders, the combined company may not be able to make long-term equity incentive awards that are sufficient to meet its needs. The inability to make competitive equity awards to retain talented employees in a highly competitive market could have an adverse impact on the combined company’s business and future prospects. Further, if the amendments are not approved, the combined company could be forced to increase cash compensation, which will reduce the resources the combined company expects to allocate to meeting its clinical and business needs and objectives. Therefore, the approval of the amendments is vital to the combined company’s future success.
Required Vote
The affirmative vote of the holders of a majority of the shares present in attendance or represented by proxy at the Gemini special meeting and entitled to vote on the matter, assuming a quorum is present, is required to approve the amendment of the Gemini Equity Plans.
GEMINI’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 4 TO APPROVE THE AMENDMENT OF THE GEMINI EQUITY PLANS.

PROPOSAL NO. 5

APPROVAL OF POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING
If Gemini fails to receive a sufficient number of votes to approve Proposal Nos. 1 and 2, Gemini may propose to adjourn the Gemini special meeting, for a period of not more than 60 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1 and 2. Gemini currently does not intend to propose adjournment at the Gemini special meeting if there are sufficient votes to approve Proposal Nos. 1 and 2.
Required Vote
The affirmative vote of the holders of a majority of the shares present in attendance or represented by proxy at the Gemini special meeting and entitled to vote on the matter, assuming a quorum is present, is required to approve the adjournment of the Gemini special meeting for the purpose of soliciting additional proxies to approve Proposal Nos. 1 and 2.
GEMINI’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL NO. 5 TO ADJOURN THE GEMINI SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1 AND 2.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy to vote shares “FOR” the ratification to adjourn the Gemini special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1 and 2.

GEMINI’S BUSINESS
Overview
On February 5, 2021, FS Development Corporation, a Delaware corporation (“FSDC”), consummated a business combination (the “business combination”), by and among Gemini Therapeutics, Inc., a Delaware corporation (“old Gemini”), Shareholder Representative Services LLC, a Colorado limited liability company solely in its capacity as the representative, agent and attorney-in-fact of the company securityholders, FSDC and FSG Merger Sub Inc., a Delaware corporation. On the day prior to the closing date, old Gemini changed its name to “Gemini Therapeutics Sub, Inc.” On February 5, 2021, (i) FSDC changed its name to “Gemini Therapeutics, Inc.” and (ii) old Gemini merged with and into FSG Merger Sub Inc., with old Gemini as the surviving company and, after giving effect to such merger, old Gemini becoming a wholly-owned subsidiary of Gemini. Upon the closing of the business combination, the existing shareholders of old Gemini exchanged their interests for shares of common stock of Gemini. Since February 5, 2021, Gemini has operated as a publicly traded company.
Gemini is a clinical-stage precision medicine company developing novel therapeutic compounds to treat genetically defined, age-related macular degeneration (“AMD”). Gemini’s lead product candidate, GEM103, is a recombinant form of the human complement factor H protein (“CFH”) and is designed to address complement hyperactivity and overall dysregulation caused by loss of function mutations thus restoring retinal health in patients with AMD. Native CFH serves multiple functions in maintaining retinal health including regulating lipid metabolism in the retina, protecting the retina against lipid and protein by-products of oxidative stress and regulating the complement system, which is part of the innate immune system. This multifaceted regulation plays an integral role in engagement and maintenance of complement-mediated immune responses that are involved in pathogen defense and cellular debris clearance.
In January 2022, Gemini announced that Gemini discontinued both of Gemini’s Phase 2a clinical trials of GEM103, the ReGAtta study and the GEM103 as an Add-On to Anti-VEGF Therapy for the Treatment of Wet-AMD study.
In February 2022, Gemini announced a corporate restructuring and that Gemini had initiated a process to evaluate strategic alternatives. After a comprehensive review of strategic alternatives, including identifying and reviewing potential candidates for a strategic transaction, on August 9, 2022, Gemini entered into an Agreement and Plan of Merger and Reorganization (the “Disc Merger Agreement”) with Disc Medicine, Inc., a Delaware corporation (“Disc”), and Gemstone Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Gemini’s (“Gem Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, Gem Merger Sub will merge with and into Disc (the “Disc Merger”), with Disc continuing as the surviving company and a wholly-owned subsidiary of the Company. The Disc Merger was unanimously approved by Gemini’s board of directors (the “Board”), and the Board resolved to recommend approval of the Disc Merger Agreement to Gemini’s stockholders.
Since inception in 2015, Gemini has devoted substantially all Gemini’s efforts and financial resources to organizing and staffing Gemini’s company, business planning, raising capital, discovering product candidates and securing related intellectual property rights and conducting research and development activities for Gemini’s product candidates. Gemini does not have any products approved for sale, and Gemini has not generated any revenue from product sales. Gemini may never be able to develop or commercialize a marketable product.
To the extent Gemini continues to pursue clinical development of GEM103, GEM307 or any other product candidate, Gemini’s ability to generate revenue from product sales sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of Gemini’s product candidates. Gemini has not yet successfully completed any pivotal clinical trials, nor has Gemini obtained any regulatory approvals, manufactured a commercial-scale drug, or conducted sales and marketing activities.
Gemini believes GEM103 is capable of down-regulating hyperactive complement activity while maintaining a healthy environment for the cellular architecture supporting retinal function in patients with AMD. Gemini believes that this differentiated approach to controlling complement dysregulation may be able to broadly address AMD pathology and potentially treat AMD. In September 2020, Gemini commenced a Phase 2a clinical trial of GEM103 in patients with dry AMD carrying mutations in the CFH gene, and Gemini announced discontinuation of this trial in January 2022. Based on initial data available from the ReGAtta Phase 2a study and the Add-On to Anti-VEGF Therapy for the Treatment of Wet-AMD study, GEM103 continues to be generally well-tolerated through 510 intravitreal administrations. GEM103 has been granted Fast Track designation by the U.S. Food and Drug Administration (“FDA”).

Augmenting CFH activity represents a unique approach to address imbalances in the immune system in a broad array of complement-mediated inflammatory diseases. Restoration of terminal complement pathway regulation avoids the unintended consequences of broad complement inhibition, which can result in safety issues and a reduced therapeutic index. Integration of genetic, biological, and clinical information has identified high-risk, genetically defined subpopulations present within the current broadly defined AMD cohort. In particular, loss of function variants in the gene that encodes CFH can reduce complement regulation and/or adversely affect retinal homeostasis, both of which strongly correlate with an increased risk for developing AMD. AMD is a disease primarily affecting the macula, the central portion of the retina responsible for high acuity vision, and is the number one cause of irreversible blindness in the United States and Europe. AMD has generally been characterized as either “wet” or “dry,” definitions driven by clinical presentation rather than underlying biology. In dry AMD, the center of the retina slowly degenerates leading to loss of photoreceptors over time. In wet AMD, choroidal vessels grow aberrantly and invade the retina (referred to as choroidal neovascularization (“CNV”)) rapidly degrading central vision. There are approximately 16 million AMD patients in the United States, of whom approximately 90%, or approximately 15 million, have dry AMD. Of these, approximately six million carry a variant in the CFH gene which leads to loss of function in the CFH protein. In these patients, CFH protein is generally expressed at normal levels but the genetic mutations result in functional insufficiency in the CFH expressed. For wet AMD, drugs targeting one of the central proteins in CNV pathogenesis, vascular endothelial growth factor (“VEGF”), have proven effective in its management. No treatment is currently available for the approximately 15 million patients with early, intermediate, or advanced dry AMD.
Gemini was developing GEM103 initially for the treatment of dry AMD in patients with loss of function mutations in CFH. As a complement pathway regulatory protein, GEM103 has the potential to restore appropriate complement function by ameliorating the detrimental effects of excessive complement activation, including inappropriate cell lysis and exaggerated immune responses, while simultaneously preserving the beneficial roles of CFH, including clearance of extracellular debris and repair of oxidative damage. The mechanism of action of GEM103 stands in contrast to that of broad complement pathway inhibitors developed to date which indiscriminately block both the detrimental and beneficial effects of complement activation. To Gemini’s knowledge, GEM103 is the first recombinant, native complement modulator that has been evaluated in human clinical trials.
GEM103 has been evaluated in a single ascending dose Phase 1 clinical trial of CFH-variant related dry AMD patients. The findings in the Phase 1 clinical trial enabled the initiation of a Phase 2a trial evaluating multiple ascending doses in a genetically enriched patient population carrying mutation(s) in the gene for CFH and suffering from dry AMD. Based on initial data available from the ReGAtta Phase 2a study and the Add-On to Anti-VEGF Therapy for the Treatment of Wet-AMD study, GEM103 continues to be generally well-tolerated in 510 intravitreal administrations and such preliminary data indicated rapid and sustained increased levels of CFH, supporting GEM103's biological activity to regulate complement in GA patients as indicated by a reduction in complement biomarkers elevated in patients with AMD. In January 2022, Gemini announced that Gemini discontinued the ReGAtta study and the GEM103 as an Add-On to Anti-VEGF Therapy for the Treatment of Wet-AMD study.
Gemini is also working to advance GEM307, that could be effective for treatment of systemic diseases, towards an IND filing.
Gemini’s Strategy
In January 2022, Gemini announced that Gemini discontinued both of Gemini’s Phase 2a clinical trials of GEM103, the ReGAtta study and the GEM103 as an Add-On to Anti-VEGF Therapy for the Treatment of Wet-AMD study. In February 2022, Gemini announced a corporate restructuring that will result in a substantial reduction of Gemini’s workforce. On August 9, 2022, Gemini entered into the Disc Merger Agreement, pursuant to which, subject to the satisfaction or waiver of the conditions therein, the Disc Merger will be completed.
Introduction to AMD
AMD is a progressive and irreversible disorder of the macula. The macula is the central portion of the retina in the eye and is responsible for both high acuity vision and color perception. AMD may affect vision in one or both eyes and in later stages results in progressive and chronic degeneration of the macula, leading to irreversible vision loss. AMD is a disease associated with advanced age, typically with onset occurring after the age of 50 and slowly progressing over many years. Retinal degeneration from dry AMD is a gradual process characterized by increasing drusen deposition and other extracellular debris accumulation around retinal pigment epithelium (“RPE”), complement hyperactivity and subsequent loss of photoreceptor cells in the retina in proximity to the degenerated

RPE. Eventually, geographic atrophy (“GA”) occurs when regions of the macula are replaced by scar tissue. Common symptoms of dry AMD include blurry vision, loss of night vision and loss of central vision, making activities of daily living such as reading, driving and even recognizing faces progressively more difficult. With vision being central to independent living, AMD has a large and growing societal impact as the population ages.
Dry AMD, like many complex diseases, results from the interactions between environmental and genetic risk factors. However, unlike many late-onset conditions, approximately 70% of attributable risk for advanced AMD is explained by genetic risk. Factors such as aging, smoking, diet and UV light exposure confer the strongest non-genetic risks. Research over the last decade has uncovered multiple genetic variants which can increase the risk of developing advanced AMD by up to 30-fold, including many of the loci within the complement system. One such genetic locus that occurs with high frequency and strongly increases the risk of dry AMD is the CFH gene. Gemini was developing GEM103, a recombinant human CFH molecule, to address the dysregulation resulting from loss of function variants in these patients and also to restore retinal homeostasis disrupted by CFH dysfunction.
Drugs targeting VEGF, one of the key endogenous proteins driving neovascularization, have proven to be successful in the treatment of wet AMD; however, no treatment is currently available for the remaining majority of patients with dry AMD or GA. Current standard-of-care for dry AMD is limited to over-the-counter vitamin and antioxidant supplements, and, in the absence of available therapeutic interventions, physicians can only regularly monitor a patient’s progression toward GA, vision loss, and ultimately blindness. There are a number of therapies in development for dry AMD and GA. Apellis Pharmaceuticals, Inc., has announced primary efficacy results from two ongoing Phase 3 studies of pegcetacoplan targeting complement at the level of C3. One study met its primary efficacy endpoint, and the other study did not. Zimura, a C5 inhibitor being developed by IVERIC bio, Inc., is in pivotal clinical trials. Lampalizumab, a complement factor D inhibitor which had been developed by F. Hoffmann-La Roche AG failed to meet its endpoint in its Phase 3 clinical trials. As presented publicly by that sponsor, lampalizumab failed to adequately inhibit factor D and did not have an effect on complement biomarkers of interest as assayed post hoc from in-trial aqueous humor samples. Other approaches for the treatment of dry AMD are under investigation and in earlier stages of development such as programs from Gyroscope Therapeutics Limited and NGM Biopharmaceuticals.
Gemini’s Approach to Date
Gemini believes that a precision medicine approach exemplified by those applied to treat cancer and cystic fibrosis, where molecular definitions of disease supplant clinical descriptions or pathological diagnoses, can also be applied to AMD. Precision medicine is intended to more accurately diagnose patients and precisely match therapies to the underlying genetic drivers of disease. Many well-powered and robust studies have demonstrated the significant role that genetics plays in the development of AMD and lay the groundwork for a precision approach in this large population with few options for treatment.
CLARITY Natural History Studies
In December 2018 Gemini initiated CLARITY, a set of natural history studies designed to identify and characterize disease progression in subjects with non-central GA secondary to dry AMD who are carriers of high-risk genetic variants. For this purpose, Gemini developed a custom genetic test and has genetically screened more than 500 patients. The last CLARITY study visit for the last patient occurred in July 2021. Results confirmed the frequency of pathological genotypic mutations of interest in the dry AMD population including previously published results that approximately 80% of patients with dry AMD have a loss of function variant in the CFH gene. The variants result in the expression of a CFH protein which is impaired in its ability to regulate complement in the eye and/or its ability to promote broader retinal health and homeostasis.
CFH, Complement and the Ocular Compartment
The immune system is composed of two distinct responses, innate and adaptive. The complement system, as part of the innate immune system, plays an integral role in maintaining immune-surveillance and homeostasis in the ocular microenvironment. The complement system is the first line of defense against infection and can effectively clear invading microorganisms well before activation of the adaptive immune system. Even apart from this sentinel function, localized complement activation occurs normally within the ocular compartment and is critical to maintaining retinal health, including participating in clearing of cell debris within the retinal cell layers. Complement dysfunction within the ocular compartment results in a diseased eye.

Complement components constitute a complex network of about 30 circulating or membrane-associated proteins, organized into hierarchal proteolytic cascades. The complement system can be activated by three different pathways: the classical pathway, the lectin pathway, and the alternative pathway. The alternative pathway is constitutively activated and is highly regulated on host cells to limit damage while being amplified on non-host or severely damaged cells to provide protection from pathogens and to help clear unwanted material. CFH provides critical functionality for retinal health. CFH binds to markers on the surface of the body’s own cells to protect these cells from aberrant or excessive complement activity. CFH also facilitates microbial clearance and other critical activities such as phagocytosis and lipid clearance. In the absence of sufficient levels of functional CFH protein, cells may be permanently and terminally damaged.
CFH is a key protein that is responsible for self-surface recognition as well as maintaining a well-balanced immune response by regulating the activation of the complement system. CFH functions physiologically to restore retinal health by both downregulating inappropriate cell lysis and facilitating clearance of extracellular debris and repair of oxidative damage which results from multiple sources. Immunohistochemical analyses have shown that many complement components, including CFH, are molecular constituents of drusen, a type of cell debris which is a clinical hallmark of dry AMD. Continuous control of the alternative pathway by CFH is necessary due to the amplifying properties of the alternative pathway and its potential to provoke unneeded inflammatory response if not properly controlled. This control is best achieved by maintaining regulatory function of the complement system by augmenting CFH activity and thereby inhibiting detrimental effects of the overly active complement system.
Gemini’s Clinical Development Program to Date
GEM103
Overview
GEM103 is a full length, recombinantly produced human CFH protein which provides a functional level of active CFH in AMD patients with loss of function mutations in the gene encoding CFH. GEM103 imparts physiologic regulation of the complement pathway driving the complement system toward equilibrium in patients where there is incomplete regulation due to insufficient functional CFH protein. This is a unique approach to address over-activation of the innate immune system.
Preclinical and Clinical Development
A series of preclinical studies have been performed to evaluate the pharmacokinetic and pharmacodynamic performance of GEM103. In preclinical pharmacokinetic studies, Gemini observed that GEM103 was detected in all assayed ocular compartments, including aqueous humor, vitreous humor and the retina. Of note GEM103 was distributed to the retina following intravitreal injection in non-human primate radio-labeled distribution studies. Gemini’s study shows that after an intravitreal injection of radio-labelled GEM103, the protein is detected in the aqueous humor as well as into the retina, which is the site of action for the protein, for an extended period of time following a single dose.
Actions of endogenous CFH include inhibition of the complement activation cascade while permitting clearance of foreign material, cellular debris and pathogens in the eye. In in vitro, cell-based assays, GEM103 was shown to inhibit hyperactive terminal complement activity demonstrating a more potent but comparable maximal ability to inhibit cellular lysis when compared to a broad inhibitor of C3. In addition, Gemini observed the necessary phagocytic activity required to clear lipid and other forms of debris is maintained by GEM103, while it is impaired by a broad inhibitor of C3, a potentially undesirable consequence of current approaches that results in complete suppression of complement activity.
In Gemini’s Phase 1 clinical trial, single ascending doses of GEM103 were administered via intravitreal injection (IVT) to dry AMD patients enriched for genetic variants of interest. GEM103 was well-tolerated across a range of single doses from 50 to 500 µg/eye in a 50 µL preparation delivered intravitreally, without any dose limiting toxicity or inflammation or anti-drug induced antibody, confirmed by an independent safety review committee.
The findings in the Phase 1 clinical trial enabled the initiation of a Phase 2a trial evaluating multiple ascending doses of 250 to 500 µg/eye GEM103 (in 50 µL) in a genetically enriched patient population carrying mutation(s) in the gene for CFH and suffering from dry AMD. The primary objective of this study was to evaluate the safety and tolerability of monthly IVT GEM103 and provide additional information on pharmacokinetics and exploratory biomarker responses based upon serially obtained aqueous humor samples. This study did not have a defined controlled group was not designed to inform GA efficacy.

Based on initial data available from the ReGAtta Phase 2a study and the Add-On to Anti-VEGF Therapy for the Treatment of Wet-AMD study, GEM103 continues to be generally well-tolerated through 510 intravitreal administrations with no increased risk for CNV in the GA population, no ocular serious adverse events and no study discontinuations related to GEM103. The majority of adverse events were typical of IVT injections. There was one report of mild inflammation related to GEM103 that resolved without treatment and did not require modification of GEM103 dosing.
Repeat IVT GEM103 dosing resulted in rapid and sustained increased levels of CFH, at least 12-fold above baseline levels with 500 µg/eye GEM103. A regulation of complement in GA patients has been observed with ~40% reduction in Ba and ~20% reduction in C3a, complement biomarkers elevated in patients with AMD. These initial findings support continued development and Gemini has received feedback from the FDA through an end of Phase 2 meeting on a later stage clinical trial design to potentially support approval.
Gemini also evaluated GEM103 as add-on therapy in patients suffering from wet AMD who have been treated with anti-VEGF therapy, as development of macular atrophy in that setting has been associated with a relative insufficiency in CFH. In a Phase 2a clinical trial comparing 500 µg/eye GEM103 (in 50 µL) + standard of care anti-VEGF therapy (aflibercept) to sham IVT injection + standard of care anti-VEGF therapy (aflibercept), Gemini enrolled 50 individuals and dosed every 8 weeks. Initial results for up to 6 months of dosing showed every 8-week IVT GEM103 administration was generally well-tolerated with rapid and sustained increased levels of CFH and regulation of complement as evidenced by reduction in complement biomarkers elevated in patients with AMD.
As previously described, in January 2022, Gemini announced that Gemini discontinued both of Gemini’s Phase 2a clinical trials, the ReGAtta study and the GEM103 as an Add-On to Anti-VEGF Therapy for the Treatment of Wet-AMD study, as both studies have achieved their intended purpose of evaluating GEM103’s safety and tolerability.
Additional Programs
Factor H Potentiating Antibody
In addition to AMD, there are other systemic conditions that have complement dysregulation as part of the underlying disease pathologies. Many of these conditions affect the renal system and include rare diseases such as atypical Hemolytic Urea Syndrome, C3 Glomerulopathy as well as more common disorders like IgA Nephropathy. Many of these diseases have genetic risk factors that include CFH dysregulation and other complement regulatory proteins like the CFH-related proteins. Gemini has developed GEM307 as a factor H potentiating antibody that enhances the activity of endogenous CFH, effectively increasing the effective functional concentration of CFH. Gemini has pre-clinical data supporting improvement of clinical benefit in animal models mimicking these conditions of complement dysregulation. Gemini has received pre-IND feedback from the FDA.
Manufacturing
Gemini does not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of Gemini’s product candidates. Gemini relies on well-established third-party contract manufacturing organizations (“CMOs”) to produce Gemini’s product candidates, and Gemini has recruited personnel with experience to manage the third-party CMOs producing Gemini’s product candidates and other product candidates or products that Gemini may develop in the future.
Gemini’s lead product candidate, GEM103, is a recombinant version of the endogenous CFH protein that is found most widely in Gemini’s ‘intent to treat’ population. Specifically, it contains the amino acids V62, Y402 and E936 which are those most frequently found in the Caucasian population.
The process for manufacturing GEM103 consists of a cell culture and purification processes to achieve a stringent quality, purity, strength and safety criteria in line with a product candidate dosed intravitreally.
Gemini has paused manufacturing of GEM103 as Gemini engages in a process to evaluate strategic alternatives.
The process for manufacturing GEM307 consists of a cell culture and purification processes to achieve a stringent quality, purity, strength and safety criteria in line with regulatory expectations for an IND.
Sales and Marketing
Gemini holds worldwide commercialization rights to each of Gemini’s product candidates.

In order to market for sale a product, Gemini would need to build focused capabilities to commercialize development programs for certain indications where Gemini believes that the medical specialists for the indications are sufficiently concentrated to allow Gemini to effectively promote the product with a targeted sales team. In other indications, Gemini would need to seek to enter into collaborations that Gemini would believe might contribute to Gemini’s ability to advance development and ultimately commercialize Gemini’s product candidates.
Gemini could also seek to enter into collaborations where Gemini believes that realizing the full commercial value of Gemini’s development programs would require access to broader geographic markets or the pursuit of broader patient populations or indications.
Research Collaboration and License Agreement
In April 2017, Gemini entered into a Research Collaboration and License Agreement with Sanquin Blood Supply Foundation (“Sanquin”) (the “2017 License Agreement”) to develop antibodies that bind and enhance the activity of CFH. From the effective date of the 2017 License Agreement until the end of April 2019, the parties engaged in a research program based on an agreed upon research plan. The research program was overseen by a joint steering committee, comprised of two members from each of Gemini and Sanquin, with each party having one vote with respect to decisions within the purview of the joint steering committee. If the joint steering committee was unable to resolve any issues unanimously, then such disputes were subject to a dispute resolution procedures. Gemini funded Sanquin’s research during the term of the research program.
Following the conclusion of the research program, Gemini has sole responsibility for the development of licensed products for the treatment and prevention of diseases in humans. Sanquin granted Gemini an exclusive royalty-bearing license, with the right to sublicense through multiple tiers, to Sanquin’s patent rights, including patent rights generated during the research program and a non-exclusive license, with the right to sublicense through multiple tiers, to Sanquin’s background know-how and materials, in each case to research, develop, commercialize, make, use, sell, offer for sale and import or otherwise exploit licensed products. On March 7, 2022, Gemini entered into an amendment to the 2017 License Agreement (the “2022 Amendment”) to clarify that certain patent rights directed to CFH potentiating antibodies are jointly owned by Gemini and Sanquin. Under the 2022 Amendment, Sanquin granted Gemini an exclusive (even as to Sanquin) royalty-bearing license, with the right to sublicense through multiple tiers, to the portion of these patent rights owned by Sanquin. Pursuant to the 2017 License Agreement with the 2022 Amendment incorporated (the “Amended License Agreement”), Gemini is required to use commercially reasonable efforts to conduct development and commercialization of licensed products in accordance with an agreed upon development plan.
As consideration for the license, Gemini paid Sanquin a one-time, non-refundable upfront payment of $100,000. Gemini is required to make milestone payments to Sanquin upon achievement of certain development and commercial milestones (i.e., once net sales targets exceed certain thresholds) totaling up to an aggregate amount of $29.0 million. Gemini is also required to pay Saquin a low double digit percentage of any non-royalty sublicensing income received and are required to make minimum royalty payments to Sanquin on each anniversary date of the effective date of the 2017 License Agreement. Gemini is required to make royalty payments of between 1.25% and 2.50% of net product sales if commercialization is achieved, subject to offset by minimum royalty payments due and up to 50% reduction for royalty stacking.
The Amended License Agreement shall terminate on a country-by-country and licensed product-by-licensed product basis upon the latest of (i) expiration of the last valid claim of a Sanquin patent or a jointly owned patent that covers such licensed product, (ii) seven years after the first commercial sale of such licensed product, or (iii) the date on which there is no longer any marketing exclusivity for such licensed product. The Amended License Agreement may be terminated by either party (i) upon 90 days written notice in the event of the other party’s uncured breach of the Amended License Agreement, or (ii) the other party files for bankruptcy protection, makes an assignment for the benefit of its creditors, or files a petition for bankruptcy or insolvency that is not dismissed in 90 days. Gemini has the right to terminate the Amended License Agreement at any time upon 90 days prior written notice, and Sanquin has the right to terminate the Amended License Agreement if Gemini fails to meet Gemini’s diligence obligations under the Amended License Agreement.
Intellectual Property
Gemini’s success depends in part upon Gemini’s ability to protect Gemini’s core technology and intellectual property. To protect Gemini’s intellectual property rights, Gemini relies on patents, trademarks, copyrights and trade secret laws, confidentiality procedures, and employee disclosure and invention assignment agreements. Gemini’s intellectual property is critical to Gemini’s business and Gemini strives to protect it through a variety of approaches, including by obtaining and maintaining patent protection in the United States and internationally for Gemini’s product candidates, novel biological discoveries, and other inventions that are important to Gemini’s business. For Gemini’s product candidates, Gemini generally intends to pursue patent protection covering compositions of matter, methods of making and methods of use, including combination therapies. As Gemini continues the development of Gemini’s product candidates, Gemini intends to identify additional means of obtaining patent protection that would potentially enhance commercial success, including through claims covering additional methods of use and biomarkers and complementary diagnostic and/or companion diagnostic related claims.
As of November 30, 2022, Gemini owns or exclusively licenses approximately 53 patents and pending patent applications in the United States (“U.S.”) and foreign jurisdictions, including two issued U.S. patents, 11 issued foreign patents, three pending U.S. non-provisional patent applications and 37 pending foreign patent applications, related to GEM103 and GEM307.
Gemini’s patent portfolio relating to GEM103 includes two patent families owned by Gemini. The first patent family includes a pending Patent Cooperation Treaty (“PCT”) application directed to dosage regimens for treating inflammatory ocular diseases using GEM103 and certain biomarkers for monitoring responses to the treatment. The statutory expiration for any U.S. and foreign patents issuing from this family is 2041. The second patent family includes a pending PCT application directed to methods of treating age-related macular degeneration using GEM103 in patients who carry certain CFH genetic mutations. The statutory expiration for any U.S. and foreign patents issuing from this family is 2040.
Gemini’s patent portfolio relating to Gemini’s factor H potentiating antibody program includes two patent families that Gemini exclusively licenses from Sanquin Blood Supply Foundation and one patent family that Gemini jointly owns with Sanquin. The two in-licensed patent families are directed to antibodies that bind the same region of the factor H protein as Gemini’s GEM307 product candidate. The first in-licensed family includes granted patents in Australia, France, Germany, Italy, the Netherlands, Mexico, Spain, and U.K. that cover GEM307 with statutory expiration in 2035. This family also includes pending patent applications in Brazil, Canada, Israel, Japan, and South Korea which, if issued, would have statutory expiration in 2035. The second in-licensed patent family is pending in Australia, Brazil, Canada, China, Europe, Hong Kong, Israel, Japan, the Republic of Korea, Mexico and the United States. The statutory expiration for any patents issuing from this family is 2039. The patent family jointly owned by Gemini and Sanquin is directed to the specific GEM307 product candidate. This family is pending in the United States, Argentina, Australia, Brazil, Canada, China, Europe, India, Israel, Japan, South Korea, Mexico, New Zealand, Russia, Singapore, South Africa and Taiwan. The statutory expiration for any patents issuing from this family is 2040.
In addition to patents, Gemini relies upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain Gemini’s competitive position. However, trade secrets and know-how can be difficult to protect. Gemini seeks to protect Gemini’s proprietary information, in part, by executing confidentiality agreements with Gemini’s collaborators and scientific advisors, and non-solicitation, confidentiality, and invention assignment agreements with Gemini’s employees and consultants. Gemini has also executed agreements requiring assignment of inventions with selected scientific advisors and collaborators. The confidentiality agreements Gemini enters into are designed to protect Gemini’s proprietary information and the agreements or clauses requiring assignment of inventions to Gemini are designed to grant Gemini ownership of technologies that are developed through Gemini’s relationship with the respective counterparty. Gemini cannot guarantee, however, that Gemini has executed such agreements with all applicable counterparties, such agreements will not be breached, or that these agreements will afford Gemini adequate protection of Gemini’s intellectual property and proprietary rights. For more information, see “Risk factors—Risks related to Gemini—Risks related to intellectual property.”
Competition
The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While Gemini believes that Gemini’s technologies, knowledge, experience and scientific resources provide Gemini with competitive advantages, Gemini faces potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Any product candidates that Gemini successfully develops and commercializes will compete with existing therapies and new therapies that may become available in the future.

The biotechnology and pharmaceutical industries, including complement therapies, are characterized by rapidly changing technologies, competition and a strong emphasis on intellectual property. Gemini is aware of several companies focused on developing precision medicines in various indications that may compete with Gemini’s products. Gemini may also face competition from large and specialty pharmaceutical and biotechnology companies, academic research institutions, government agencies and public and private research institutions with genetic medicine and other therapeutic approaches.
Gemini considers Gemini’s most direct competitors with respect to GEM103 for the treatment of AMD to be Apellis Pharmaceuticals, Inc. and IVERIC bio. Apellis Pharmaceuticals, Inc. has announced primary efficacy results from two ongoing Phase 3 studies of pegcetacoplan targeting complement at the level of C3. One study met its primary efficacy endpoint, while the other study did not. IVERIC bio is conducting a pivotal study in geographic atrophy for its C5 inhibitor. Other approaches are under investigation and in earlier stages of development such as programs from Gyroscope Therapeutics Limited and NGM Biopharmaceuticals.
Government Regulation
The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of biologics such as those Gemini has been developing. We, along with Gemini’s vendors, collaboration partners, contract research organizations (“CROs”) and CMOs, would be required to navigate the various preclinical, clinical, manufacturing and commercial approval requirements of the governing regulatory agencies of the countries in which Gemini wishes to conduct studies or seek approval of Gemini’s product candidates. The process of obtaining regulatory approvals of drugs and ensuring subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources.
In the United States, where Gemini has initially been focusing Gemini’s product development, the FDA regulates biologics under the Federal Food, Drug and Cosmetic Act (“FDCA”) and the Public Health Service Act (“PHSA”) and their implementing regulations. Biologics are also subject to other federal, state and local statutes and regulations. Gemini’s product candidates are early-stage and have not been approved by the FDA for marketing in the United States.
The process required by the FDA before Gemini’s product candidates are approved for therapeutic indications and may be marketed in the United States generally involves the following:
•	completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with Good Laboratory Practice (“GLP”) requirements;
•	submission to the FDA of an IND which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;
•	approval by an Institutional Review Board (“IRB”) or independent ethics committee at each clinical trial site before each trial may be initiated;
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performance of adequate and well-controlled clinical trials in accordance with Good Clinical Practice (“GCP”) requirements and other clinical trial-related regulations to establish the safety, purity and potency of the proposed biological product candidate for its intended purpose;

•	preparation and submission to the FDA of a Biologics License Application (“BLA”) after completion of all pivotal trials;
•	a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;
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satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the product will be produced to assess compliance with current Good Manufacturing Practice requirements (“cGMPs”) to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency;

•	potential FDA audit of the clinical trial sites that generated the data in support of the BLA;
•	payment of user fees for FDA review of the BLA; and
•	FDA review and approval of the BLA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the biologic in the United States.

Preclinical and clinical trials for biologics
Before testing any drug or biologic in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluations of chemistry, formulation and stability, as well as in vitro and animal studies to assess safety and in some cases to establish the rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulations and requirements, including GLP requirements for safety and toxicology studies. The results of the preclinical studies, together with manufacturing information and analytical data must be submitted to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans, and it must become effective before clinical trials may begin. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks, and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Some long-term preclinical testing may continue after the IND is submitted. Accordingly, submission of an IND may or may not result in FDA authorization to begin a trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development of a product candidate, and the FDA must grant permission, either explicitly or implicitly by not objecting, before each clinical trial can begin.
The clinical stage of development involves the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirements that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters and criteria to be used in monitoring safety and evaluating effectiveness. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable related to the anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. The FDA, the IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trials to public registries. Information about applicable clinical trials, including clinical trials results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website.
A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived. Generally, the FDA will accept a well-designed and well-conducted foreign clinical study not conducted under an IND if the study was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary. The GCP requirements encompass both ethical and data integrity standards for clinical trials. The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical trials, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign trials are conducted in a manner comparable to that required for clinical trials in the United States.
Clinical trials to evaluate therapeutic indications to support BLAs for marketing approval are typically conducted in three sequential phases, which may overlap.

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Phase 1 — Phase 1 clinical trials involve initial introduction of the investigational product into healthy human volunteers or patients with the target disease or condition. These studies are typically designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, evaluate the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness.

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Phase 2 — Phase 2 clinical trials typically involve administration of the investigational product to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3 — Phase 3 clinical trials typically involve administration of the investigational product to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of a BLA.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of a BLA.
Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators fifteen days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human participants exposed to the biologic and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor’s initial receipt of the information.
Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the biological characteristics of the product candidate and finalize a process for manufacturing the drug product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and manufacturers must develop, among other things, methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life and to identify appropriate storage conditions for the product candidate.
BLA Submission and Review by the FDA
To the extent Gemini continues to develop Gemini’s product candidates, Gemini could seek data exclusivity or market exclusivity for Gemini’s product candidates. Assuming successful completion of the required clinical testing, the relevant results of the pertinent preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. A BLA is a request for approval to market a new biologic for one or more specified indications. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety, purity and potency of the investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic may be marketed in the United States.
In addition, under the Pediatric Research Equity Act (“PREA”), a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the biological product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The Food and Drug Administration Safety and Innovation Act requires that a sponsor who is planning to submit a marketing application for a biological product that includes a new clinically active component, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan (PSP) within sixty days after an end-of-Phase 2 meeting or as may be agreed between the sponsor and FDA. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted.
The FDA reviews all submitted BLAs before it accepts them for filing and may request additional information rather than accepting the BLA for filing. The FDA must make a decision on accepting a BLA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews a BLA to determine, among other things, whether the product is safe, pure and potent and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity. Under the goals and polices agreed to by the FDA under the Prescription Drug User Fee Act (“PDUFA”), the FDA targets ten months, from the filing date, in which to complete its initial review of an original BLA and respond to the applicant, and six months from the filing date of an original BLA filed for priority review. The FDA does not always meet its PDUFA goal dates for standard or priority BLAs, and the review process is often extended by FDA requests for additional information or clarification.
Further, under PDUFA, as amended, each BLA must be accompanied by a user fee, and the sponsor of an approved BLA is also subject to an annual program fee. FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions may be available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.
The FDA may refer an application for a biologic to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, which reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
Before approving a BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP and other requirements and the integrity of the clinical data submitted to the FDA.
The FDA also may require submission of a Risk Evaluation and Mitigation Strategy (“REMS”) as a condition for approving the BLA to ensure that the benefits of the product outweigh its risks. The REMS could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk-minimization tools.
After evaluating the BLA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a Complete Response Letter. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter will usually describe all of the deficiencies that the FDA has identified in the BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response Letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response Letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications.
Even if the FDA approves a product, depending on the specific risk(s) to be addressed, the FDA may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.
Expedited development and review programs for biologics
The FDA maintains several programs intended to facilitate and expedite development and review of new drugs and biologics to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track designation, Breakthrough Therapy designation, priority review and Accelerated Approval.
A new biologic is eligible for Fast Track designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. Fast Track designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for rolling review once a marketing application is filed, meaning that the FDA may consider for review sections of the BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the BLA, the FDA agrees to accept sections of the BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the BLA.
In addition, a new drug or biological product may be eligible for Breakthrough Therapy designation if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the biologic, alone or in combination with or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy designation provides all the features of Fast Track designation in addition to intensive guidance on an efficient development program beginning as early as Phase 1, and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.
Any product submitted to the FDA for approval, including a product with Fast Track or Breakthrough Therapy designation, may also be eligible for additional FDA programs intended to expedite the review and approval process, including priority review and Accelerated Approval. A product is eligible for priority review if it is intended to treat a serious or life-threatening disease or condition, and if approved, would provide a significant improvement in safety or effectiveness. For original BLAs, priority review designation means the FDA’s goal is to take action on the marketing application within six months of the 60-day filing date (compared with ten months under standard review).
A product intended to treat serious or life-threatening diseases or conditions may receive Accelerated Approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than on irreversible morbidity or mortality which is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments.
Accelerated Approval is usually contingent on a sponsor’s agreement to conduct additional post-approval studies to verify and describe the product’s clinical benefit. The FDA may withdraw approval of a drug or biologic approved under Accelerated Approval if, for example, the sponsor fails to conduct the confirmatory trials in a timely manner or the confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, unless otherwise informed by the FDA, the FDA currently requires, as a condition for Accelerated Approval, that all advertising and promotional materials that are intended for dissemination or publication within 120 days following marketing approval be submitted to the agency for review during the pre-approval review period, and that after 120 days following marketing approval, all advertising and promotional materials must be submitted at least 30 days prior to the intended time of initial dissemination or publication.
Fast Track designation, Breakthrough Therapy designation, priority review and Accelerated Approval do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval but may expedite the development or review process.

Post-approval requirements for biologics
Drugs and biologics manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, product tracking and tracing, reporting of adverse experiences with the product, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as “off-label use”) and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe approved products for off-label uses, manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, including not only by Gemini’s employees but also by agents of ours or those speaking on Gemini’s behalf, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties, including liabilities under the False Claims Act where products carry reimbursement under federal health care programs. Promotional materials for approved biologics must be submitted to the FDA in conjunction with their first use or first publication. Further, if there are any modifications to the product, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new BLA or BLA supplement, which may require the development of additional data or preclinical studies and clinical trials.
The FDA may impose a number of post-approval requirements as a condition of approval of a BLA. For example, the FDA may require post-market testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.
In addition, drug and biologics manufacturers and their subcontractors involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP, which impose certain procedural and documentation requirements upon Gemini and Gemini’s CMOs. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon Gemini and any third-party manufacturers that Gemini may decide to use. Manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and tracing requirements and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. Failure to comply with statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution. There is also a continuing, annual program fee for any marketed product.
The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS. Other potential consequences include, among other things:
•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
•	safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;
•	mandated modification of promotional materials and labeling and issuance of corrective information;
•	fines, warning letters, or untitled letters;
•	holds on clinical trials;
•	refusal of the FDA to approve applications or supplements to approved applications, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;
•	injunctions or the imposition of civil or criminal penalties; and
•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs.
Orphan Designation and Exclusivity
Under the Orphan Drug Act, the FDA may grant orphan drug designation (“ODD”) to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with either a patient population of fewer than 200,000 individuals in the United States, or a patient population greater of than 200,000 individuals in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States of that drug or biologic. ODD must be requested before submitting a BLA. After the FDA grants ODD, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.
If a product that has received ODD and subsequently receives the first FDA approval for a particular clinically active component for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same biologic for the same indication for seven years from the approval of the BLA, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of ODD are tax credits for certain research and a waiver of the BLA application user fee.
A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received ODD. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.
Biosimilars and Exclusivity
The Affordable Care Act, signed into law in 2010, includes a subtitle called the Biologics Price Competition and Innovation Act (“BPCIA”), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. However, complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA.
Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products.
The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation, and regulatory interpretation of the BPCIA remain subject to significant uncertainty.

A biological product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.
Other regulatory matters
Manufacturing, sales, promotion and other activities of product candidates following product approval, where applicable, or commercialization are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, which may include the Centers for Medicare & Medicaid Services (“CMS”), other divisions of the Department of Health and Human Services (“HHS”), the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments and governmental agencies.

DISC’S BUSINESS
Overview
Disc is a clinical-stage biopharmaceutical company focused on the discovery, development, and commercialization of novel treatments for patients suffering from serious hematologic diseases. Disc has assembled a portfolio of clinical and preclinical product candidates that aim to modify fundamental biological pathways associated with the formation and function of red blood cells, specifically heme biosynthesis and iron homeostasis. Disc’s current pipeline includes, bitopertin for the treatment of erythropoietic porphyrias, including EPP and XLP, and DBA; and DISC-0974 for the treatment of anemia of MF and anemia of CKD. In addition, Disc has two product candidates in preclinical development: DISC-0998, a product candidate for the treatment of anemia associated with inflammatory diseases; and a Matriptase-2 inhibitor for the treatment of PV and diseases of iron overload. Disc’s approach to product candidate development leverages well-understood molecular mechanisms that have been validated in humans. Disc believes that each of its product candidates, if approved, has the potential to improve the lives of patients suffering from hematologic diseases.
Bitopertin is the lead product candidate in Disc’s heme biosynthesis modulation portfolio. Bitopertin was previously evaluated by Roche in a comprehensive clinical program in over 4,000 individuals in other indications which demonstrated the activity of bitopertin as a glycine transporter 1 (GlyT1) inhibitor and its effect on heme biosynthesis. Disc is planning to initially develop bitopertin for the treatment of erythropoietic porphyrias, including EPP and XLP. In July 2022, Disc received clearance of its IND for “A Randomized, Double-blind, Placebo-Controlled Study of Bitopertin to Evaluate the Safety, Tolerability, Efficacy, and Protoporphyrin IX (PPIX) Concentrations in Participants with Erythropoietic Protoporphyria (EPP)” from the FDA. In July 2022, Disc initiated BEACON, a Phase 2 open-label, parallel-dose clinical trial of bitopertin in EPP and XLP patients that is being conducted at sites in Australia. Separately, in October 2022 Disc initiated AURORA, a Phase 2, randomized, double-blind, placebo-controlled clinical trial of bitopertin in EPP patients that is being conducted at sites in the United States. Disc expects interim data from both of these trials in the first half of 2023. Disc is planning additional studies in Diamond-Blackfan Anemia (DBA) and other indications.
DISC-0974 is the lead product candidate in Disc’s iron homeostasis portfolio. DISC-0974 is designed to suppress hepcidin production and increase serum iron levels. Disc submitted an IND for DISC-0974 in June 2021, received clearance in July 2021, and participants completed a Phase 1 clinical trial in healthy volunteers in the U.S. in June 2022 with results showing evidence of target engagement, iron mobilization and erythropoiesis. Disc initiated a Phase 1b/2 clinical trial in June 2022 in patients with anemia of MF, and plans to initiate a separate Phase 1b/2 clinical trial by the end of 2022 in patients with anemia of CKD. Disc expects interim data from both of these trial in 2023. In addition, Disc is developing a preclinical anti-hemojuvelin, or HJV, monoclonal antibody, DISC-0998, which also targets hepcidin suppression and was in-licensed from AbbVie. DISC-0998 is designed to increase serum iron levels and has an extended serum half-life as compared to DISC-0974. Disc believes this profile may be desirable in certain subsets of patients with anemia associated with inflammatory diseases.
Lastly, Disc is developing a Matriptase-2 inhibitor as part of its iron homeostasis portfolio, which is designed to induce hepcidin production and reduce serum iron levels. Preclinical data has demonstrated positive results, and Disc is in the process of identifying and optimizing a development candidate in its Matriptase-2 inhibitor program. If successful, Disc expects to designate a lead candidate and commence IND-enabling studies.
Heme Biosynthesis Modulation: Bitopertin
Disc’s first therapeutic approach is focused on the modulation of heme biosynthesis, a multistep enzymatic process that is highly active in the formation of new red blood cells. Disc believes this approach has the potential to address a wide range of hematologic diseases where red blood cell formation becomes dysregulated. This includes a family of rare diseases called porphyrias, which are caused by genetic or acquired defects in the enzymes that mediate heme biosynthesis and result in the accumulation of toxic metabolites called porphyrins. Bitopertin is the most advanced product candidate in Disc’s heme biosynthesis portfolio. It is designed to be an oral, selective inhibitor of GlyT1, a key membrane transporter required to supply developing red blood cells with sufficient amounts of the amino acid glycine to support erythropoiesis. Glycine is necessary for the first step of heme biosynthesis, and by limiting glycine uptake in newly forming red blood cells, bitopertin has the potential to reduce the activity of the heme biosynthesis pathway, thereby reducing the pathological accumulation of toxic metabolites.
In May 2021, Disc licensed the worldwide rights to develop and commercialize bitopertin from Roche, a pharmaceutical company that had previously evaluated bitopertin in a comprehensive clinical program in over

4,000 individuals, originally with a focus on treating certain neurologic disorders. The data generated in these clinical trials failed to establish the efficacy of bitopertin in neurologic disorders. However, the data did demonstrate that, by limiting glycine uptake in newly forming red blood cells, bitopertin reduced the activity of the heme biosynthesis pathway, and Disc believes that this effect has the potential to treat many hematologic disorders. In addition, bitopertin was observed to be well tolerated in humans, with adverse events reported to be generally mild and infrequent across all trials conducted by Roche including at daily oral doses well above those that Disc plans to use in its clinical trials. Disc is initially focused on developing bitopertin for the treatment of erythropoietic protoporphyria, or EPP, and X-linked protoporphyria, or XLP, which are both diseases marked by severe photosensitivity and damage to the hepatobiliary system caused by the accumulation of protoporphyrin IX, or PPIX, a toxic metabolite of the heme biosynthesis pathway. Based on the demonstrated activity of bitopertin as a GlyT1 inhibitor and suppressor of heme biosynthesis in the clinical trials conducted by Roche, as well as the preclinical data Disc has generated in disease-relevant animal models and human cellular models, Disc has initiated a clinical program of bitopertin for EPP and XLP. In July 2022, Disc initiated BEACON, a Phase 2 open-label, parallel-dose clinical trial of bitopertin in EPP and XLP patients that is being conducted at sites in Australia. Interim data is expected in the first half of 2023. Separately, in October 2022, Disc initiated AURORA, a Phase 2, randomized, double-blind, placebo-controlled clinical trial of bitopertin in EPP patients that is being conducted at sites in the United States. In July 2022, Disc received IND clearance from the FDA. Interim data is expected in 2023. Disc also plans to explore the potential of bitopertin to treat other hematologic diseases, and plans to submit an IND in 2023 to initiate a clinical trial of bitopertin for DBA.
Targeting the Hepcidin Pathway to Modulate Iron Homeostasis: Anti-Hemojuvelin mAbs and Matriptase-2 inhibitor Programs
Disc is also developing a portfolio of product candidates focused on modulating iron homeostasis. Disc’s initial product candidates aim to control the production of hepcidin, which is the master regulator of iron homeostasis. Iron is an essential element that is required for erythropoiesis as well as other important biological functions, and when iron homeostasis becomes dysregulated, it can cause a wide range of diseases. Disc believes that modulating the production of hepcidin to correct pathologic alterations in iron homeostasis has the potential to be a powerful therapeutic strategy. Disc is leveraging two approaches that are designed to either suppress or induce hepcidin production in order to increase or decrease serum iron levels, respectively.
The lead product candidate in Disc’s iron homeostasis portfolio, DISC-0974, is designed to suppress hepcidin production and is in development for the treatment of anemia associated with inflammatory diseases. DISC-0974, an antibody that Disc in-licensed from AbbVie Deutschland GmbH & Co. KG, or AbbVie, is designed to inhibit HJV, a critical regulator of hepcidin production. Disc selected this target because the effects of inhibiting HJV, namely decreased hepcidin and increased serum iron levels, have been genetically demonstrated in both animal knockout studies and in patients with juvenile hemochromatosis who lack fully functional genes encoding HJV. Disc has completed its Phase 1, placebo-controlled, single-ascending dose clinical trial of DISC-0974 in healthy volunteers. Data from the Phase 1 clinical trial showed evidence of target engagement and iron mobilization and erythropoiesis. At the highest dose, a single 56 mg dose delivered by subcutaneous administration, DISC-0974 increased hemoglobin levels by greater than 1 g/dL relative to the placebo group. Data from the Phase 1 trial were presented at the 2022 European Hematology Association meeting. Disc initiated a Phase 1b/2 open-label clinical trial in patients with anemia of myelofibrosis, or MF, in July 2022 and expects to initiate a separate Phase 1b/2 placebo controlled, multiple ascending dose clinical trial in patients with anemia associated with chronic kidney disease, or CKD, by the end of 2022. Disc expects interim data from these two trials in 2023. DISC-0974 has undergone testing in healthy volunteers and just begun clinical testing for anemia of MF. DISC-0974 has not yet undergone testing for anemia associated with CKD, and therefore there can be no assurance that DISC-0974 will achieve the desired effects in these indications. In addition, Disc is developing a preclinical anti-HJV monoclonal antibody, DISC-0998, which also is designed to target hepcidin suppression and was in-licensed from AbbVie. DISC-0998 is designed to increase serum iron levels and has an extended serum half-life as compared to DISC-0974. Disc believes this profile may be desirable in certain subsets of patients with anemia associated with inflammatory diseases.
As part of Disc’s portfolio to modulate iron homeostasis, Disc is also advancing a preclinical program that has generated compounds designed to increase hepcidin and decrease serum iron levels. This approach is intended to restrict iron availability in a range of diseases where lowering serum iron levels would be beneficial, such as excessive red blood cell production in PV and diseases of iron overload. Disc’s program is focused on inhibiting Matriptase-2, a serine protease encoded by the gene TMPRSS6 that normally serves to limit hepcidin production. Disc believes that by inhibiting Matriptase-2, Disc’s compounds have the potential to enable the production of hepcidin and, in turn, restrict iron availability. Disc selected this target based on the genetic confirmation of the effects of decreased Matriptase-2 activity in both animal knockout studies and in patients with iron-refractory iron deficiency anemia who lack fully functional genes encoding Matriptase-2. Disc has generated selective small molecule inhibitors of Matriptase-2 for which Disc has demonstrated effects on hepcidin and serum iron levels in preclinical studies. Disc is in the process of identifying and optimizing a development candidate in its Matriptase-2 inhibitor program and, if successful, Disc expects to designate a lead candidate and commence IND-enabling studies.
Disc’s Pipeline
Disc is building an innovative pipeline of product candidates that aim to modify fundamental biological pathways associated with the formation and function of red blood cells. Disc owns worldwide rights to each of its current product candidates.
Clinical-Stage Product Candidates
The diagram below reflects the status of the clinical-stage product candidates, bitopertin and DISC-0974, and clinical trials that have been completed, are ongoing or are expected to initiate by the end of 2022. The timelines described reflect Disc’s current expectations and beliefs based on its internal plans and certain limited regulatory interactions to date.

Disc also plans to develop bitopertin and DISC-0974 for other indications. For example, Disc is exploring the potential for bitopertin as a treatment for macrocytic anemias, such as DBA and certain types of myelodysplastic syndromes, or MDS, in preclinical studies and plans to submit an IND for the clinical study of biopertin DBA in 2023.
Preclinical Product Candidates
As previously described, Disc also has several preclinical-stage programs in development, including:
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DISC-0998: a separate, preclinical anti-HJV monoclonal antibody, which is also designed to target hepcidin suppression and was in-licensed from AbbVie. DISC-0998 is designed to increase serum iron levels and has an extended serum half-life as compared to DISC-0974. Disc believes this profile may be desirable in certain subsets of patients with anemia associated with inflammatory diseases.

•
Matriptase-2 (TMPRSS6) inhibitors: a preclinical program designed to induce hepcidin production and reduce serum iron levels. Disc has generated selective, small molecule inhibitors that have been shown in preclinical studies to increase hepcidin and restrict iron. Disc is in the process of identifying and optimizing a development candidate for further study.

Disc’s Corporate History and Team
Disc was founded in 2017 with the mission to design, develop, and commercialize medicines for patients with hematologic diseases. Since inception, Disc has focused on building its pipeline of product candidates through both internal drug discovery activities and external business development, conducting preclinical studies and clinical trials, and establishing and maintaining its intellectual property portfolio.
Disc has assembled a management team with extensive experience in successfully developing, manufacturing, and commercializing transformative therapies as well as in business development and alliance management. Collectively, Disc’s team led, or was involved in, the development, regulatory approval, and commercialization of therapies for hematologic diseases, such as Idhifa, Reblozyl, Pyrukynd and Tibsovo, as well as numerous late-stage clinical and approved therapies for other therapeutic areas. Disc’s team has significant previous experience at leading biotechnology and pharmaceutical companies, including Acceleron Pharma, Inc., Agios Pharmaceuticals, Inc., Astellas Pharma, Inc., Bristol-Myers Squibb Company, GlaxoSmithKline, Johnson & Johnson, Merck & Co., Inc., Takeda Pharmaceutical Co., and The Medicines Company. Disc’s management team’s wide-ranging expertise in rare diseases, hematology, medicinal chemistry, protein biochemistry, and clinical development provide a singular vision for building a company focused on fundamental mechanisms to develop treatments for patients with hematologic diseases.
Since inception, Disc has raised an aggregate of approximately $145 million of gross proceeds from the sale of equity securities. Disc’s principal stockholders include Atlas Venture, Novo Holdings, Access Biotechnology and OrbiMed.
Disc’s Strategy
Disc’s mission is to significantly improve the lives of patients suffering from hematologic diseases by developing differentiated product candidates, including ones designed to target fundamental pathways associated with the formation and function of red blood cells. To achieve Disc’s mission, Disc is focused on the following key elements of its strategy:
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Advance the clinical development of bitopertin for the treatment of patients with EPP and XLP and expand into other diseases characterized by dysregulation of the heme biosynthesis pathway. In multiple clinical trials conducted by Roche in other indications, bitopertin was observed to be a regulator of heme biosynthesis. Disc is initially developing bitopertin for the treatment of patients with EPP and XLP, which are part of a group of severe diseases, known as porphyrias, caused by defects in the heme biosynthesis pathway that cause an accumulation of toxic metabolites referred to as porphyrins. Based on the clinical data generated by Roche in multiple clinical trials in other indications and the compelling preclinical data Disc has generated, Disc believes bitopertin has the potential to be a disease-modifying treatment for these patients. In July 2022, Disc initiated BEACON, a Phase 2 open-label, parallel-dose clinical trial of bitopertin in EPP and XLP patients that is being conducted at sites in Australia. Interim data are expected in the first half of 2023. Separately, Disc has initiated AURORA, a Phase 2, randomized, double-blind, placebo-controlled clinical trial of bitopertin in EPP patients that is being conducted at sites in the United States. In July 2022, Disc received IND clearance from the FDA and initiated AURORA in October 2022. Disc also plans to explore the potential of bitopertin to treat other hematologic diseases, including a rare, inherited disorder called Diamond-Blackfan Anemia (DBA).

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Advance the clinical development of DISC-0974 for the treatment of anemia associated with myelofibrosis, chronic kidney disease and other inflammatory diseases. Disc is initially developing its lead hepcidin-suppressing program, DISC-0974, for the treatment of anemia associated with MF and CKD. Disc has completed a Phase 1, placebo-controlled, single-ascending dose clinical trial of DISC-0974 in healthy volunteers. Data from the Phase 1 clinical trial showed evidence of target engagement and iron mobilization and erythropoiesis. Disc initiated a Phase 1b/2 open-label clinical trial in patients with anemia of MF in July 2022 and expects to initiate a separate Phase 1b/2 placebo controlled, multiple ascending dose clinical trial in patients with anemia associated with CKD by the end of 2022. Disc expects interim data from these two trials in 2023. Disc also plans to further expand the development of DISC-0974 into anemias associated with other inflammatory diseases, such as inflammatory bowel disease.

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Design and develop a selective, orally available Matriptase-2 inhibitor for the treatment of PV and expand into other diseases associated with excess iron availability. Through Disc’s internal drug discovery and development efforts, Disc is in the process of identifying and optimizing a development candidate for its Matriptase-2 inhibitor program, which is the second program in its iron homeostasis portfolio and is focused on hepcidin induction. The inhibition of Matriptase-2 has been shown in non-clinical and clinical studies to increase hepcidin levels and thereby restrict iron availability and the formation of new red blood cells. In clinical trials conducted by third parties, iron restriction through a hepcidin mechanism resulted in disease control in patients with PV, which is Disc’s initial indication of focus for this program. Disc has designed molecules that have demonstrated rapid increases in hepcidin levels in preclinical models. If Disc’s drug discovery efforts are successful, Disc expects to designate a lead clinical candidate and initiate IND-enabling studies.
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Continue to build Disc’s pipeline through internal research or business development. Though Disc has yet to generate clinical data for its product candidates, other than Phase 1 data for DISC-0974, Disc believes that all of its current product candidates, if approved, could have pipeline-in-a-product potential, and for each product candidate, Disc plans to explore its potential across multiple hematologic diseases. In addition, Disc plans to leverage its expertise in hematology to further grow its pipeline through both internal discovery and development of new therapeutic candidates and in-licensing of external assets. This approach includes developing both next-generation programs to support Disc’s existing heme biosynthesis and iron homeostasis portfolios as well as molecules that target other pathways associated with red blood cells that may be of strategic and biological interest. For example, Disc is developing DISC-0998, a preclinical monoclonal antibody as a next generation product candidate against HJV, the same target as DISC-0974. Disc believes DISC-0998 has improved pharmacokinetic and pharmacodynamic properties that may benefit certain subsets of patients with anemia associated with inflammatory diseases.

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Opportunistically evaluate strategic collaborations to maximize the value of Disc’s product candidates and preclinical programs. Disc has obtained exclusive, worldwide licenses for the development and commercialization of bitopertin, DISC-0974, and DISC-0998, and Disc owns worldwide rights to its internally developed Matriptase-2 inhibitor program. As Disc advances the development of its product candidates and preclinical programs across multiple indications and continues to generate additional data, Disc intends to continuously evaluate its options for maximizing the value of its overall portfolio. For example, in certain geographies, Disc may opportunistically enter into strategic collaborations to accelerate the development and maximize the commercial potential of any or all of its product candidates or preclinical programs. For each product candidate, preclinical program, indication, and geographic region, Disc’s goal is to find the best path forward for the development of Disc’s product candidates and preclinical programs in order to treat patients in need of new therapies, while also maximizing value for Disc’s stockholders.

Disc’s Approach
Disc’s goal is to continue to build and advance a portfolio of product candidates that focus on fundamental biological pathways associated with the formation and function of red blood cells. Red blood cells have the essential role of carrying oxygen via hemoglobin to all tissues and organs in the body. The biological processes that are required to maintain normal levels of functional red blood cells are complex, and a variety of congenital and acquired diseases occur due to imbalances or deficiencies in red blood cell formation and function. Two key components needed to support the formation and function of red blood cells are heme and iron. Heme is an essential part of red blood cells, and when complexed into the hemoglobin protein, it performs the vital function of transporting oxygen throughout the body. Iron is a key component of heme, and therefore both iron and heme are required for erythropoiesis, the biological process by which precursor cells in the bone marrow mature to become red blood cells. Based on previously conducted animal models and preclinical data, Disc believes its product candidate portfolio, by targeting fundamental pathways in red blood cell biology, has the potential to address a range of hematologic diseases in which modification of iron and heme plays a critical function.
Disc is focused on therapeutic approaches that modulate heme and iron to address diseases of heme biosynthesis and red blood cell production. Disc’s current pipeline is focused on the following three approaches:
•	Modulating the heme biosynthesis pathway, which is anticipated to be useful in diseases caused by excesses in toxic heme pathway metabolites, e.g. erythropoietic porphyrias;
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Increasing iron availability to red blood cell precursors, which is anticipated to have direct effects on increasing red blood cell production to correct anemia in diseases of iron restriction, e.g. anemia associated with inflammatory diseases; and

•	Decreasing iron availability, which is anticipated to lower red blood cell production in diseases of excessive red cell production, e.g. polycythemia vera.

Additionally, Disc focuses on therapeutic mechanisms that have been validated in humans, through evidence from either human genetics or third-party clinical trials. For example, Disc’s lead program, bitopertin, which has been evaluated in over 4,000 individuals, has demonstrated suppression of heme biosynthesis in multiple clinical trials conducted by Roche. The targets of Disc’s iron homeostasis portfolio, HJV and Matriptase-2, have both been genetically validated in humans and shown to have a role in the regulation of hepcidin and iron homeostasis. For example, individuals with inherited loss of the HJV gene exhibit low levels of hepcidin and individuals with inherited loss of the Matriptase-2 gene exhibit elevated levels of hepcidin.
By focusing on fundamental red blood cell biology that is validated in humans, Disc believes that its product candidates are more likely to exhibit well-defined biological effects in clinical trials and have the potential for broad applicability across a wide range of hematologic diseases.
Disc’s Heme Biosynthesis Modulation Portfolio
Disc’s first therapeutic approach is focused on the treatment of diseases caused by defects in heme biosynthesis, a multistep enzymatic process that is critical for the formation of new red blood cells. Heme is an essential part of red blood cells, and when complexed into the hemoglobin protein, it performs the vital function of transporting oxygen throughout the body. However, genetic or acquired defects in the enzymes that mediate heme biosynthesis, as well as deficiencies in the incorporation of heme into hemoglobin, can result in the accumulation of toxic metabolites, leading to a range of hematologic diseases.
Heme Biosynthesis: Fundamental to Erythropoiesis
Erythropoiesis is the biological process by which precursor cells in the bone marrow mature to become red blood cells. The primary function of red blood cells is to transport oxygen throughout the body. Hemoglobin, an iron-containing protein found in all red blood cells, is responsible for binding to oxygen in the lungs, transporting it throughout the body and releasing it in peripheral tissues. The key oxygen binding function of hemoglobin is mediated by its heme component, a molecular complex comprising a porphyrin molecule and iron. Because red blood cells consist largely of heme-containing hemoglobin, newly forming red blood cells must synthesize tremendous amounts of heme. Heme biosynthesis is a complex process that begins with the amino acid glycine and requires multiple subsequent enzymatic reactions, as shown in the figure below. Heme is a highly reactive and potentially toxic complex, as are many of the porphyrin molecules that are generated as metabolic intermediates during heme biosynthesis. As a result, heme biosynthesis is tightly regulated to avoid a build-up of free heme or porphyrins. As new red blood cells are forming in the bone marrow, the heme biosynthesis pathway is tightly coordinated with the expression of the protein subunits of hemoglobin, the globins, and the uptake of iron. The vast majority of newly synthesized heme is incorporated into hemoglobin and does not accumulate in free form to toxic levels. Moreover, the entire process of erythropoiesis is regulated by the availability of heme. As a result, agents that affect heme biosynthesis have broad potential to treat diseases of the heme and hemoglobin biosynthesis pathways and other hematologic diseases resulting from dysregulated erythropoiesis.
Overview of the Heme Biosynthesis Process – Eight Enzymatic Steps from Glycine to Heme

Heme Biosynthesis as a Therapeutic Target for Diseases
In many hematologic diseases, there is abnormal proliferation and differentiation of the progenitor cells that develop into red blood cells. An alteration in any aspect of red blood cell maturation can result in the build-up of metabolic intermediates from heme and hemoglobin biosynthesis, and these intermediates can cause a variety of disease states. Defects of the heme biosynthesis enzymes in the erythroid lineage can cause the build-up of metabolic intermediates called porphyrins and lead to a set of diseases referred to as EPs. In EPs, porphyrins accumulate to inappropriately high levels and cause damage, particularly in the skin, gallbladder, and liver. Similarly, defects in globin biosynthesis, often caused by mutations in the ribosomes that are necessary for mediating globin biosynthesis, result in the build-up of heme that is not complexed with globin. This free heme can damage newly forming red blood cells, leading to forms of anemia observed in DBA and in certain types of MDS. In diseases characterized by defects in the genes coding for the globins, such as sickle cell disease and beta thalassemia, the reduction of heme biosynthesis has the potential to reduce the production of pathologically altered globins that aggregate or polymerize, causing oxidative damage and hemolysis. In people without globin abnormalities, excessive production of red blood cells with normal hemoglobin can cause PV, in which the higher hematocrit can lead to thrombotic disease, including stroke. Restricting heme formation has the potential to ameliorate symptoms in certain patients with these hemoglobinopathies and disorders of red blood cell excess. Therefore, Disc believes that inhibitors of heme biosynthesis have the potential to treat a wide range of hematologic diseases by restricting the production of damaging metabolites, including porphyrins, heme and globins, as shown in the figure below.
Dysregulated Hemoglobin Biosynthesis is a Driver of Multiple Diseases

Erythropoietic Porphyrias
EPs are a family of rare, debilitating, and potentially life-threatening diseases caused by mutations that affect the heme biosynthesis pathway. These mutations result in the toxic accumulation of metabolic intermediates in the blood called porphyrins, which can absorb light through the skin and mediate the generation of toxic reactive oxygen species that cause damage to the skin and other tissues. Consequently, when patients with porphyria are exposed to sunlight, they experience excruciating pain, blistering, and edema in the skin. This severe phototoxicity often results in a lifelong aversion to and fear of light, which has a negative impact on patients and their families, particularly for young children. These effects include impaired psychosocial development and conditions, such as anxiety, depression, and social isolation that may require significant adjustments to career and other life choices. EPs comprise three subtypes that are each linked to a specific mutation or deficiency in one of the enzymes in the heme biosynthesis pathway: (1) EPP, which is linked to the ferrochelatase, or FECH, enzyme; (2) XLP, which is linked to the delta-aminolevulinic acid synthase-2, or ALAS2, enzyme; and (3) congenital erythropoietic porphyria, or CEP, which is linked to the uroporphyrinogen III cosynthase, or UROS, enzyme. As shown below, mutations in the FECH and ALAS2 enzymes lead to a pathological accumulation of PPIX, and as a result, patients with EPP or XLP typically have high levels of PPIX.

Genetic and Biochemical Basis for EPP and XLP: FECH and ALAS2 Mutations Increase PPIX Levels

EPP is a rare, inherited metabolic disease characterized by a deficiency of the FECH enzyme. FECH is responsible for the last step in heme biosynthesis and catalyzes the insertion of iron into PPIX to create the final heme moiety. In patients with EPP who have abnormally low levels of FECH, excessive amounts of PPIX accumulate in the bone marrow, blood plasma, and red blood cells. This accumulation of PPIX, which becomes highly reactive and toxic when exposed to light, causes the hallmark EPP symptom of photosensitivity, or skin hypersensitivity to sunlight and some types of artificial light, such as fluorescent lights. After exposure to light, the patient’s skin may initially become itchy and red, and then affected individuals often experience a severe burning sensation that may persist for days. PPIX also accumulates in the gallbladder and liver and causes complications in these organs for some patients. An estimated 25% of patients may develop gallstones that require surgical removal. Many patients live with subclinical liver damage, which progresses to overt liver failure and requires liver transplant in approximately 2% to 5% of patients. The onset of symptoms affecting the skin usually occurs in early childhood; however, in some cases, onset may not occur until adolescence or adulthood. EPP has been reported worldwide, with prevalence between 1 in 75,000 to 1 in 200,000, but a recent genetic study suggests that the genetic prevalence may be higher at approximately 1 in 17,000.
XLP is a genetically distinct inherited metabolic disease with a clinical presentation that is similar to EPP. The causative mutation in XLP occurs in the ALAS2 gene, which codes for the first enzyme in the heme biosynthesis pathway that is found on the X chromosome and inherited with an X-linked pattern. The mutation causes increased ALAS2 function, which results in pathologic accumulation of PPIX. XLP affects both males and females, but males usually develop a severe form of the disease. Females with an ALAS2 mutation may also develop the disease, but severity can range from being asymptomatic to a severe form. Similar to EPP, the major symptom of this disease is skin hypersensitivity to sunlight and some types of artificial light. The exact incidence or prevalence of XLP is unknown, but it is often estimated at one-tenth the incidence of EPP. EPP and XLP, when combined, are the third most common porphyria.
CEP, also known as Günther Disease, is the rarest and most severe form of the EPs and results from the deficient function in UROS, the fourth enzyme in the heme biosynthesis pathway. In CEP, the impaired function of this enzyme leads to the accumulation of excessive amounts of certain porphyrins, particularly in the bone marrow, plasma, red blood cells, urine, teeth, and bones. Similar to EPP and XLP, the major symptom of this disease is skin hypersensitivity to sunlight and some types of artificial light. However, in patients with CEP, the photoactivated porphyrins in the skin cause more profound blistering and scarring. Additionally, the accumulation of porphyrins in the bone impairs bone metabolism and can cause bone loss and deformities. CEP is extremely rare and there have been about 220 affected individuals reported to date.

Current Treatment Options for Erythropoietic Porphyrias
There are currently no disease-modifying therapies available to treat EPs other than bone marrow transplantation, which is associated with high rates of morbidity and mortality. Lifestyle alterations to avoid light exposure are the primary approach to managing phototoxicity in EP patients. Sunscreens, tinted windows, and protective clothing are also commonly used in addition to behavioral modifications. The only class of approved therapies for patients with EP are melanocortin 1 receptor agonists, which are designed to promote melanin production, or tanning, and thereby increase patient tolerance to sunlight. Afamelanotide, an a-melanocyte–stimulating hormone analog delivered by a surgically-administered subcutaneous implant, was approved by the U.S. Food and Drug Administration, or FDA, in 2019 for the treatment of EPP. Afamelanotide provides reduction in photosensitivity, but is not designed to reduce PPIX production and is associated with side effects, such as nausea, hyperpigmentation and a darkening of or increase in melanocytic nevi. In a pivotal trial, afamelanotide increased the median number of pain free hours in daytime (10am to 6pm) over 180 days from 40.5 hours in a placebo group to 64.1 hours in the treatment group. Another melanocortin 1 receptor agonist, dersimelagon, which is orally administered, is currently in Phase 3 development by a third party. Overall, there remains a significant unmet need despite the use of melanocortin 1 receptor agonists, as they provide incomplete resolution of photosensitivity and more importantly, are not designed to reduce the production of protoporphyrins or address hepatobiliary complications, such as gallstones and progressive liver disease.
Patients with EP who have progressive liver damage are managed through periodic monitoring, and in cases of liver failure, transplantation is required. While bone marrow transplantation has been used to cure EPs, it is associated with high rates of morbidity and mortality. Therefore, this procedure is usually considered only for younger patients after a liver transplant, for older patients with recurrent disease affecting the liver allograft, or for patients with progressive liver disease.
Disc’s Solution: Bitopertin, an Oral, Selective GlyT1 Inhibitor
Bitopertin is designed to be an oral, selective inhibitor of GlyT1, a key membrane transporter required to supply developing red blood cells with sufficient glycine to support erythropoiesis. By limiting glycine uptake at the first step in heme biosynthesis in newly forming red blood cells, bitopertin is designed to reduce the activity of this pathway, as shown below, and therefore has the potential to treat a range of hematologic disorders associated with the biosynthesis of heme and hemoglobin.
Bitopertin May Treat a Range of Hematologic Disorders

Disc is initially focused on the ability of bitopertin to suppress the accumulation of PPIX, as shown below, based on preclinical data from cellular and mouse models of disease. Based on its mechanism of action, Disc believes bitopertin has the potential to be a disease-modifying treatment for EPP and XLP.
Mechanism of Action for Bitopertin

EPP and XLP are diseases marked by severe photosensitivity and damage to the hepatobiliary system caused by the accumulation of PPIX. PPIX has been well-characterized to absorb light and induce inflammation and tissue damage, manifesting clinically as painful phototoxic reactions. Lower levels of PPIX are associated with lower disease severity. Epidemiologic data correlate increasing PPIX concentrations with decreased light tolerance, and interventions that reduce PPIX in patients correlate directly with increased light tolerance. Lower PPIX levels (by roughly 30-50%) increased light tolerance in patients. 25% of patients with lower PPIX levels experienced symptoms versus 75-100% of patients with medium to high PPIX levels. During pregnancy, women with EPP experience temporary disease remissions that increase sunlight tolerance and coincide with a reduction in PPIX levels. For example, in a study conducted by a third-party, pregnant women were observed to have a median reduction of 53% in PPIX levels during pregnancy, resulting in a significant reduction in their EPP symptoms. Disease symptoms return after delivery when PPIX levels revert to pre-pregnancy levels, leading to the hypothesis that the fetus may utilize plasma PPIX as a substrate for its own escalating heme biosynthesis requirements, thus reducing PPIX levels in the mother’s bloodstream. In a third-party study of extracorporeal photoinactivation, a process that reduces circulating PPIX levels, symptoms were markedly improved after reduction in blood PPIX concentrations. In this study, blood was removed from the body and illuminated with controlled wavelength light to inactivate PPIX, and the blood in which the PPIX was inactivated was re-infused. This procedure resulted in PPIX reductions of approximately 30% and light tolerance was temporarily increased 14-fold, a level of improvement that is expected to permit near-normal patient lifestyle. However, given the technical complexities associated with this procedure, it has not been widely adopted as a therapeutic option in patients.
Bitopertin has been evaluated in an extensive clinical program focused on neurological disease conducted by Roche in over 4,000 individuals, which demonstrated the activity of bitopertin as a GlyT1 inhibitor and suppressor of heme biosynthesis. Disc has also conducted preclinical studies in cellular models of EPP and animal models of EPP and XLP, which showed that bitopertin significantly decreased PPIX by 45 and 73%, respectively, which is more than the threshold 30% reduction that has been associated with marked symptom improvement in the studies described above. In a separate study, Disc also demonstrated that bitopertin reduced liver fibrosis in an animal model of EPP. Based on the aggregate of these results, Disc has initiated a clinical program to study bitopertin in EPP and XLP. In July 2022, Disc initiated BEACON, a Phase 2 open-label, parallel-dose clinical trial of bitopertin in EPP and XLP patients that will be conducted at sites in Australia. Interim data is expected in the first half of 2023. Separately, Disc has initiated AURORA, a Phase 2, randomized, double-blind, placebo-controlled clinical trial of bitopertin in EPP patients that is being conducted at sites in the United States. In July 2022, Disc received IND clearance from the FDA and initiated AURORA in October 2022. Disc also plans to explore the potential of bitopertin to treat other hematologic diseases, and plans to submit an IND in 2023 for a study in DBA.
Clinical Data
In May 2021, Disc licensed exclusive worldwide rights to develop and commercialize bitopertin from Roche. Roche had previously developed bitopertin as a potential therapy for certain symptoms of schizophrenia and obsessive-compulsive disorder, but chose to discontinue the program due to failure to meet primary endpoints in Phase 3 trials for those indications after completing over 30 clinical trials in more than 4,000 individuals. Roche conducted a pilot study for the treatment of anemia in 12 patients with beta-thalassemia, a population with a normal heme biosynthesis pathway; this trial did not show consistent increases in hemoglobin at the doses tested. Despite the observed lack of efficacy, the clinical program established a well-defined and generally well-tolerated profile for bitopertin. Importantly, these trials confirmed that bitopertin inhibits glycine uptake in red blood cells and demonstrated the role of GlyT1 inhibition in heme biosynthesis during red blood cell production. This was observed in multiple clinical trials by a mild, dose-dependent decrease in heme biosynthesis, which manifested as a decrease in hemoglobin of approximately 0.5 to 2 g/dL that stabilized after approximately 16 weeks, the approximate lifespan of a red blood cell.

For example, a single dose clinical trial in healthy volunteers evaluating bitopertin at doses ranging from 3 mg to 80 mg administered once-daily in 24 individuals demonstrated dose-dependent inhibition of erythrocyte glycine uptake levels, as shown below.
Bitopertin Inhibits Erythrocyte Glycine Uptake in Humans in a Dose-Dependent Manner

In multiple Phase 3 clinical trials, Roche demonstrated that in patients with schizophrenia who are otherwise hematologically normal, inhibition of glycine uptake resulted in a reduction in hemoglobin production. Patients were administered placebo or bitopertin at 10 mg/day or 20 mg/day dose levels. The effect on hemoglobin was dose-dependent, with patients receiving 10 mg/day and 20 mg/day of bitopertin experiencing a mean decrease in hemoglobin at 52 weeks of approximately 0.5 g/dL and approximately 1.0 g/dL, respectively. The effect of bitopertin on hemoglobin reached a plateau at approximately week 26 and effects were generally stable for the remainder of the 52-week trial.
Preclinical Data
PPIX is well-established as the pathologic driver in EPP and XLP, and Disc believes that the suppression of heme biosynthesis in patients with EPP and XLP will result in reduced levels of PPIX. As described above, there is clinical evidence suggesting that reduction of PPIX by greater than 30% has the potential to significantly reduce photosensitivity in EPP and potentially XLP patients. Based on this clinical evidence, Disc conducted preclinical research to validate the effects of bitopertin on PPIX levels in disease relevant cell and animal models. In Disc’s studies bitopertin reduced PPIX levels in a dose-responsive manner in human cell lines that were genetically modified to recapitulate the EPP disease state and in mice that were genetically modified to recapitulate the EPP and XLP disease states.
To create a cellular model of EPP, Disc genetically modified a human erythroleukemia cell line, K562, to introduce the mutations that cause EPP in human patients. Similar to the human disease state, the genetically modified cells exhibited a greater than 50-fold increase in PPIX levels. In the K562 model, bitopertin decreased the formation of 5-aminolevulinic acid, or 5-ALA, which is the first metabolite of the heme biosynthesis pathway, and prevented PPIX accumulation, as demonstrated by an EC50 of 3 nM to 10 nM, without significantly affecting heme levels, as shown below. EC50, or half maximal effective concentration, refers to the concentration of drug that induces a response halfway between baseline and the maximum potential response after a specified exposure time and nM refers to nanomolar, a measure of concentration.

Effects of Bitopertin on PPIX and Heme Levels in a Human Erythroid Cell Line Carrying EPP Mutations

To further assess the potential of bitopertin to reduce PPIX levels in vivo, Disc conducted studies in mice that were genetically modified with mutations similar to those that cause EPP and XLP in humans. Bitopertin was evaluated in female Fechm1Pas EPP and male Alas2Q548X/Y XLP mouse models. In both models, mice developed protoporphyria characterized by elevated red blood cell and liver PPIX levels. Fechm1Pas and Alas2Q548X mice were fed a diet containing 0 or 100 ppm of bitopertin for 8 weeks starting at 6 weeks of age, which is a dose level that is similar to a once-daily 30 mg dose of bitopertin in humans. As shown in the figures below, after 8 weeks of treatment, PPIX levels decreased in Fechm1Pas and Alas2Q548X animals receiving bitopertin with a mean reduction of 45% and 73%, respectively, compared to the control group. Changes in hemoglobin levels were limited, indicating bitopertin can potentially reduce PPIX accumulation without impacting erythropoiesis to a degree that is clinically relevant. In a separate study designed to evaluate liver pathology in a mouse model of EPP, bitopertin treatment was shown to significantly reduce liver fibrosis, demonstrating the potential for bitopertin to be disease modifying.
Effects of Bitopertin on PPIX and Hemoglobin Levels in Mouse Models of EPP and XLP

Clinical Development Plan
Disc believes that the findings from its preclinical studies and the clinical trials conducted by Roche demonstrate that bitopertin has the potential to act as a durable, and well-tolerated inhibitor of heme biosynthesis in humans. Importantly, Disc believes these studies support the potential for bitopertin to reduce PPIX to a degree that has, in third-party studies, been associated with marked symptom improvement in patients with EPP and XLP. Accordingly, Disc has initiated a clinical program to study bitopertin in EPP and XLP. In July 2022, Disc initiated BEACON, a Phase 2 open-label, parallel-dose clinical trial of bitopertin in EPP and XLP patients that is being conducted at sites in Australia. Interim data is expected in the first half of 2023. Separately, in October 2022 Disc initiated AURORA, a Phase 2, randomized, double-blind, placebo-controlled clinical trial of bitopertin in EPP patients being conducted at sites in the United States. Disc filed an IND for this study with the FDA in April 2022 and was on clinical hold until the study design was finalized with the FDA. In July 2022, Disc received IND clearance from the FDA to initiate the study. Disc also plans to explore the potential of bitopertin to treat other hematologic diseases, and plans to submit an IND in 2023 for a study in DBA.
Planned Phase 2 Clinical Development Program in Patients with EPP and XLP
As part of Disc’s clinical development program, Disc has initiated a clinical development program that consists of two separate Phase 2 clinical trials of bitopertin in patients with EPP and XLP.
In July 2022, Disc initiated BEACON, a Phase 2 clinical trial of bitopertin in EPP and XLP patients that is being conducted at sites in Australia. The study is a randomized, open-label, parallel-dose clinical trial designed to evaluate the safety, tolerability, and efficacy of bitopertin. It is designed to enroll approximately 20 adult patients with EPP or XLP at sites in Australia. The study will primarily assess changes in levels of PPIX as well as the pharmacokinetic profile, safety and tolerability of bitopertin in EPP or XLP patients. It will also include measures of photosensitivity, daylight tolerance, pain and exploratory biomarkers of hepatobiliary disease. Patients will receive orally-administered bitopertin for 24 weeks at doses of either 20 mg once-daily or 60 mg once-daily. These dose levels have a well-understood profile and similar dosage strengths have been shown to provide substantial inhibition of erythroid glycine uptake in the clinical trials conducted by Roche. Upon completion of the 24-week treatment period, patients may continue on bitopertin for an additional 24 weeks. Disc expects to report interim data in the first half of 2023. The trial design is summarized in the figure below.
BEACON Trial Design: Open-Label, Phase 2 Clinical Trial of Bitopertin in Patients with EPP or XLP (N ~ 20)

Separately, in October 2022 Disc initiated AURORA, a Phase 2, randomized, double-blind, placebo-controlled, parallel dosing trial in approximately 75 adult patients with EPP. Disc expects to enroll patients into a placebo group, a 20 mg/day dose group and a 60 mg/day dose group, with bitopertin delivered as tablets taken orally once per day for a period of 17 weeks. These dose levels have a well-understood profile and similar dosage strengths have been shown to provide substantial inhibition of erythroid glycine uptake based on the clinical trials conducted by Roche. This trial will include assessments of blood PPIX levels and patient photosensitivity. Additional study measures will include time to prodromal symptom, hepatobiliary markers, quality of life, safety and tolerability, among others. The FDA has previously approved afamelanotide for the treatment of photosensitivity in EPP patients on the basis of a clinical endpoint measuring a change in pain-free time spent in sunlight in treated patients, relative to patients treated with placebo. In July 2022, Disc received IND clearance from the FDA for the AURORA clinical trial. The proposed trial design is summarized in the figure below.

AURORA Trial Design: Randomized, Double-Blind, Placebo-Controlled Phase 2 Clinical Trial of Bitopertin in Patients with EPP (N ~ 75)

Additional Safety Data from Selected Clinical Trials Conducted by Roche
Based on the comprehensive data package from Roche’s healthy volunteer trials, Disc anticipates that bitopertin will have an acceptable tolerability profile. The identified risks established by Roche across the development program are (percentage bitopertin treated vs. percentage placebo treated): headache (9.8% vs. 6.7%), somnolence (5.2% vs. 3.7%), and dizziness (4.2% vs. 3.6%). The results of single dose bitopertin clinical trials in healthy volunteers at doses ranging from 3 mg to 240 mg (n=290) and multiple dose trials at doses ranging from 10 mg to 180 mg daily for 10 to 120 days (n=greater than 360) demonstrated a comprehensive tolerability profile. In one multiple ascending dose trial, reversible blurred vision was observed in 5 subjects (20%) at or above the 80 mg/day dose level. In a four-month pharmacodynamics study, 11.8% of subjects receiving an active dose noted dysphoria/low mood (mostly at 30 mg/day), as compared to 6.3% of placebo, and dermatological adverse events on hands and feet were observed in 15.7% of subjects (mostly at 60 mg/day). In Phase 3 studies, no association with bitopertin was found for dermatological adverse events or adverse events of blurred vision or low mood. The amount of hemoglobin per red blood cell or per reticulocyte decreased in a dose-dependent manner. No hematologic parameter reached a level at which Disc would expect clinical signs or symptoms. Roche’s Phase 3 program in schizophrenia consisted of six Phase 3 clinical trials (total n=2,438) of 5 mg, 10 mg, and 20 mg doses of bitopertin for up to 52 weeks, followed by extension phases. In these trials, bitopertin treatment was not associated with any significant tolerability issues. Most of the adverse events were considered mild or moderate in severity in all trials.
Additional Preclinical Safety Data from Studies Conducted by Roche
There is also comprehensive nonclinical safety data for bitopertin supporting further development in the EPP and other hematologic diseases. The main targets for bitopertin toxicity in repeat-dose toxicity studies were identified as the CNS and the intended pharmacodynamic effect of altered erythropoiesis. No primary histopathological findings attributable to bitopertin were noted in any organ. The CNS-related effects following repeated treatment with bitopertin were generally mild and reversible upon cessation of treatment. The incidence, severity, and onset of the CNS-related effects were dose-dependent, and histopathology evaluation did not show any morphological lesions. The repeat-dose toxicity studies were performed in rats for up to 26 weeks and in non-human primates, or NHPs, for up to 52 weeks. Two-year carcinogenicity studies showed that bitopertin was not carcinogenic in mice or rats. In juvenile toxicity studies conducted in rats, treatment was generally well-tolerated and no effects specific to the juvenile rat were identified on development or behavior at any dose level tested.
Bitopertin in Additional Indications: Diamond-Blackfan Anemia and Macrocytic Anemias
Disc believes that bitopertin may be therapeutically beneficial for the treatment of DBA and other anemias that are characterized as macrocytic anemias. DBA is a genetic condition marked by defective erythropoiesis that is usually caused by genetic mutations in genes coding for ribosomal proteins. Clinically, DBA is a lifelong anemia that presents in infancy and has a 25% mortality rate by age 50. Standard therapy includes chronic steroid treatment and/or regular blood transfusions, and hematopoietic stem cell transplantation is the only known cure for DBA. The ribosomal defects in patients with DBA are thought to cause a build-up of free heme in newly forming red blood cells, and this free heme exerts a toxic effect, resulting in poor red blood cell formation and anemia. Inhibitors of heme biosynthesis have shown marked effects in improving red blood cell production in third-party cellular and animal models of DBA. Accordingly, Disc anticipates that bitopertin may be able to provide relief from anemia and transfusion in patients with DBA by restricting the accumulation of toxic, free heme. Other anemias characterized by ribosomal defects exhibit a similar phenotype and are collectively referred to as macrocytic anemias. An example is the form of MDS characterized by a deletion in the 5q chromosomal locus, or Del(5q) MDS. Heme biosynthesis inhibitors have shown benefits on red blood cell formation in patient-derived cells from patients with Del(5q) MDS, and therefore Disc expects bitopertin may be therapeutically beneficial in these related conditions. Disc is continuing to explore the potential of bitopertin in these additional indications in preclinical studies.
Disc’s Iron Homeostasis Portfolio
In addition to Disc’s heme biosynthesis therapeutic approach, Disc is developing a portfolio of product candidates focused on the modulation of the hepcidin pathway to normalize iron homeostasis. Iron is an essential element that is required for erythropoiesis as well as other important biological functions. Nearly 70% of iron in the human body resides in red blood cells, where it is a fundamental component of hemoglobin, the protein that enables red blood cells to carry and transport oxygen. Although iron is critical to an array of biological functions, excessive levels can be toxic. Consequently, the management of iron levels in the body is a critical and carefully controlled process. Hepcidin is a potent hormone produced in the liver that serves as the primary regulator of iron homeostasis and plays a central role in controlling how iron is absorbed, utilized, stored, and recycled systemically. If this process becomes dysregulated, a wide range of serious, debilitating, and potentially fatal conditions can arise.
Hepcidin: The Master Regulator of Iron Homeostasis
Iron typically enters the body when it is absorbed in the intestine from dietary intake. As it enters circulation, iron is bound to carrier proteins. Iron is a highly reactive metal that can cause oxidative stress and tissue damage in an unbound state. Iron is utilized in target tissues, such as the bone marrow, to support erythropoiesis, and the remaining surplus is directed to specific storage tissues, such as the spleen, where it can be sequestered in specialized macrophages and redeployed when needed. This process is governed by hepcidin, which serves as a gatekeeper in tissues that are a source of iron, both blocking absorption of dietary iron from the intestine and preventing the release of stored iron from the spleen, as shown in the figure below. The body exerts control and responds to demands for iron by increasing or reducing the production of hepcidin, which leads to a reduction or increase in iron availability, respectively.
Hepcidin Plays a Central Role in Iron Metabolism and Homeostasis

Hepcidin is a Therapeutic Target for Diseases of Iron Metabolism
Because iron is critical to so many biological functions, particularly in red blood cells, disruptions in its homeostasis, often due to the dysregulated production of hepcidin, can result in a wide range of hematologic diseases, as shown in the figure below. These include diseases that can cause abnormally high production of hepcidin, which deprives developing red blood cells of iron and causes anemia, a frequent complication of cancer, autoimmune conditions, and other inflammatory diseases. Conversely, in certain diseases with abnormally low production of hepcidin, increasing hepcidin and restricting iron availability are expected to provide a therapeutic benefit. For example, in PV, iron restriction through a hepcidin mechanism has been demonstrated to control pathologic production of red blood cells. In other diseases, such as hereditary hemochromatosis, or HH, beta-thalassemia, and MDS, iron levels are pathologically high due to inadequate hepcidin production, and agents that increase hepcidin could be beneficial.

Dysregulated Hepcidin Drives a Wide Range of Hematologic Diseases

Disc believes that modulating the production of hepcidin to correct pathologic alterations in iron metabolism has the potential to be a powerful therapeutic strategy to address a wide range of diseases. Disc is leveraging two approaches that are designed to suppress or induce hepcidin production in order to increase or decrease serum iron levels, respectively. Disc’s product candidates target novel pathways whose biological functions have been validated by human genetics and are specific to iron modulation.
Hepcidin Suppression
Disc is developing a portfolio of product candidates designed to lower hepcidin and restore serum iron levels to address anemia of inflammatory diseases. Disc’s lead product candidate, DISC-0974, is a monoclonal antibody, which Disc in-licensed from AbbVie, that is designed to inhibit HJV, a critical target for hepcidin production. Disc selected this target because the effects of inhibiting HJV, namely decreased hepcidin and increased iron availability, have been genetically demonstrated in both animal knockout studies and in patients with juvenile hemochromatosis who lack fully functional genes encoding HJV. Disc has observed the effects of DISC-0974 on hepcidin and serum iron levels in preclinical studies, and has completed a single ascending dose Phase 1 clinical trial to evaluate these effects in healthy volunteers.
Hepcidin Induction
Disc has also initiated a research program and generated compounds that are designed to increase hepcidin and decrease serum iron levels, an approach that has the potential to address a range of diseases where restricting iron would be beneficial, such as excessive red blood cell production in PV and diseases of iron overload. Disc’s program is focused on inhibiting Matriptase-2, a serine protease encoded by the gene TMPRSS6 that normally serves to limit hepcidin production. By inhibiting Matriptase-2, Disc’s compounds have the potential to enable the production of hepcidin and, in turn, restrict iron availability. Disc selected this target based on the genetic confirmation of the effects of inhibiting Matriptase-2 in both animal knockout studies and in patients with iron-refractory iron deficiency anemia who lack fully functional genes encoding Matriptase-2. Disc has generated selective small molecule inhibitors of Matriptase-2 which have demonstrated effects on hepcidin and serum iron levels in preclinical studies. Disc is in the process of identifying and optimizing a development candidate to commence IND-enabling studies.
Disc’s Lead Hepcidin Suppression Program: DISC-0974 For the Treatment of Anemia of Inflammatory Diseases
Disc is developing DISC-0974, its lead antibody product candidate targeting hepcidin suppression, for the treatment of anemia resulting from iron restriction that typically occurs in the setting of inflammatory diseases. DISC-0974 is designed to be a selective inhibitor of HJV, a bone morphogenetic protein, or BMP, co-receptor. Inflammatory signals, potentiated by BMP signaling, are an underlying cause of elevated levels of hepcidin, leading to low iron bioavailability and subsequent anemia in a broad range of diseases. Disc believes that abnormally high levels of hepcidin are an important driver of anemia associated with inflammatory diseases and that suppression of hepcidin with DISC-0974 has the potential to provide meaningful benefit in these patients. In July 2021, Disc initiated a single ascending dose Phase 1 clinical trial of DISC-0974 in healthy volunteers. Disc has completed its Phase 1 clinical trial. Data from the Phase 1 clinical trial showed evidence of target engagement and iron mobilization and erythropoiesis. Disc has initiated a Phase 1b/2 clinical trial in patients with anemia of MF in June 2022 and expects to initiate a separate Phase 1b/2 placebo controlled, multiple ascending dose clinical trial in patients with anemia associated with CKD by the end of 2022.

Overview of Anemia Associated with Inflammatory Diseases
Anemia of inflammation is a hallmark of a wide range of autoimmune and chronic diseases, including MF, CKD, rheumatoid arthritis, inflammatory bowel disease, cancer, obesity, chronic obstructive pulmonary disease, and cardiovascular disease. Anemia occurs frequently in these diseases and for example, affects approximately 87% of myelofibrosis, 17-50% of chronic kidney disease, 25-35% of inflammatory bowel disease, 35-80% of cancer, and 50% of lupus patients. It is a common cause of chronic anemia and has been estimated to affect over one billion individuals worldwide. This type of anemia is caused by the sustained inflammation associated with these diseases, which produces a host of pro-inflammatory cytokines that impair erythropoiesis. Importantly, these cytokines have an impact on iron homeostasis by inducing the production of hepcidin, which in turn deprives developing erythrocytes of iron. There are currently no approved therapies designed to primarily lower hepcidin, and most patients remain anemic or untreated.
Anemia of Myelofibrosis
MF is a rare, chronic blood cancer that currently affects an estimated 16,000 to 18,500 patients in the United States. It is characterized by progressive fibrosis of the bone marrow brought on by the proliferation of cytokine-producing myeloid cells, which creates a state of chronic inflammation. Severe, progressive, and treatment- resistant anemia is the primary clinical manifestation of MF, and a study in over 200 patients at the Mayo Clinic showed that hepcidin is elevated by approximately 12-fold in these patients, as shown below. Elevated hepcidin levels are correlated with disease severity, anemia, and the need for red blood cell transfusions.
At diagnosis, approximately 87% of patients with MF have anemia, which progressively worsens over time and ultimately renders the majority of patients dependent on chronic red blood cell transfusions. In a study conducted by the Mayo Clinic, within a year of diagnosis, 58% of patients with MF had severe anemia, defined as hemoglobin levels of less than 10 g/dL, and 46% were transfusion-dependent, meaning they required regular transfusion therapy, as shown below. Moreover, existing treatments, such as erythropoiesis-stimulating agents, or ESAs, androgens, corticosteroids, immunomodulators, and splenectomy, are generally viewed as providing minimally effective or inconsistent results, are associated with safety concerns, and do not directly target hepcidin. This is in contrast to the effects observed in a recently published study of a hepcidin-targeted agent conducted in patients with advanced, transfusion-dependent myelofibrosis. In this clinical trial, a partial reduction of hepcidin levels led to approximately 85% of patients having lower transfusion requirements, 41% of patients becoming transfusion independent, increased hemoglobin and improved markers of iron homeostasis.
Currently, patients with MF are treated with JAK inhibitors approved to treat intermediate or high risk MF, including ruxolitinib and fedratinib, which reduce splenomegaly and other symptoms, but typically worsen anemia to the point that patients frequently discontinue treatment.
Elevated Hepcidin Levels in Patients with MF

6.5
6
5.5
5
4.5
4
3.5
Hepcidin log scale
MF Patients
Median 156,279 pg / mL
Hepcidin levels are 12x higher in MF patients (p<0.0001)
Control Group
Median 13,449 pg / mL
High
Intermediate-2
Intermediate-1
Low
Myelofibrosis Risk Score

Adapted from Pardanani et al. (2013) *Am. J. Hematol*

Anemia of MF is Progressive and Severe

Anemia of Chronic Kidney Disease
CKD is a highly prevalent disease characterized by the progressive loss of kidney function that eventually leads to kidney failure or end-stage renal disease necessitating dialysis or a kidney transplant for survival. It is caused by a constellation of underlying chronic conditions, such as diabetes, hypertension, and heart disease, that damage the kidneys over time and create a chronically inflamed state. CKD is widespread and is estimated to affect nearly 700 million patients worldwide. While it is most common in developed countries, CKD cases are growing rapidly in populous, emerging markets, such as China and India. In the U.S. alone, there are an estimated 39 million patients with CKD, the vast majority of which have not initiated dialysis.
Anemia is a hallmark of CKD and both worsens and becomes increasingly common as kidney function deteriorates. It is associated with increased risk of hospitalization, cardiovascular complications, and death, and frequently causes significant fatigue, cognitive dysfunction, and declining quality of life. The prevalence of anemia in CKD varies depending on the stage of disease and ranges from approximately 17% to 50% in patients with earlier-stage CKD who do not require dialysis to nearly all patients with end-stage renal disease who are dialysis-dependent.
While the underlying cause of anemia of CKD is multifactorial, among the primary molecular drivers are declining production by kidney cells of erythropoietin, or EPO, a growth factor that normally stimulates red blood cell production, and elevated hepcidin levels, which suppress the iron supply needed to support erythropoiesis. Hepcidin levels are correlated with CKD disease stage and severity of anemia and can be nearly 20-fold higher in patients with CKD than in healthy individuals, as shown in the graph below. Hepcidin elevation results from dysregulated overproduction induced by chronic inflammation and accumulation as the body is unable to excrete hepcidin from the kidney. This combination results in a cycle where patients become progressively more anemic and incapable of erythropoiesis as their disease progresses.

Hepcidin Levels Are Elevated in Patients with CKD

*P < 0.001 vs. healthy
Hepcidin-25 (μg/L)
1000
10
0.1
0.001
3.0 ± 0.5
60.4 ± 6.1*
Healthy Subjects
CKD Patients

Historically, the treatment of anemia of CKD has relied on red blood cell transfusions, but risks associated with iron overload, infection, and the development of antibodies precluding the ability to receive organ transplants have reduced the use of transfusions over time. Beginning in the 1990s, the standard of care shifted to injectable recombinant ESAs, such as EPOGEN (epoetin alfa) and Aranesp (darbepoetin alfa), which are administered to provide supraphysiological levels of erythropoietin to stimulate production of red blood cells. While hemoglobin levels were raised, several large clinical studies conducted by others revealed significant safety risks with the ESAs, including thrombosis, stroke, myocardial infarction, and death, which led to regulatory actions, including a black box warning and other label restrictions. In addition, changes in reimbursement and clinical practice guidelines have all significantly curtailed the use of ESAs for the treatment of anemia of CKD. As a result, a high proportion of patients with anemia of CKD today are either untreated or sub-optimally treated, despite being severely anemic. For example, according to the U.S. Renal Data System, the mean hemoglobin levels of patients who are about to initiate dialysis treatment is 9.3 g/dL, which is significantly below the normal range.
Disc’s Solution: DISC-0974, an Anti-HJV Monoclonal Antibody
DISC-0974 is designed to be an injectable, selective monoclonal antibody targeting HJV, a co-receptor required for hepcidin expression. In multiple preclinical studies, Disc has demonstrated that DISC-0974 suppressed endogenous production of hepcidin and, as a consequence, increased serum iron levels. Based on this early confirmation of its mechanism, Disc believes DISC-0974 has the potential to treat a wide range of anemias associated with inflammatory diseases where hepcidin levels are pathologically elevated and serum iron levels for erythropoiesis are restricted. Based on data from Disc’s IND-enabling studies, Disc intends to develop DISC-0974 as a once-monthly, subcutaneous injection.
Hemojuvelin Has a Critical and Specific Role for Hepcidin Regulation and Homeostasis
HJV, also called repulsive guidance molecule-c, is a cell surface co-receptor that is primarily expressed in the liver and other tissues with a significant role in iron metabolism, such as skeletal muscle, and is critical for hepcidin production. Signaling through the HJV pathway involves a complex of ligands of the TGF-b superfamily (BMP2/4/6) and other receptors (ALK2/3/6) that induce SMAD phosphorylation and hepcidin (HAMP gene) expression, as shown below. Many components of the BMP signaling pathway are expressed in tissues throughout the body and participate in a range of biological processes, including bone formation and immune cell production. As a result, therapeutic efforts to control hepcidin by targeting the ALK receptors or BMP ligands may affect other tissues and result in off-target side effects. However, based on the phenotype caused by the genetic loss of function of HJV in rodents and humans, Disc believes that the role of HJV is restricted to iron homeostasis and hepcidin expression, and therefore, Disc believes that targeting HJV has the potential to result in an improved risk-benefit profile as compared to targeting other members of the BMP pathway.

Hemojuvelin is a Critical and Specific Target for Hepcidin Expression

The importance of HJV in hepcidin expression and iron homeostasis was established through genetic studies in both animals and humans. Specifically, mutations that result in a partial or complete lack of HJV result in significantly reduced hepcidin production and are phenotypically indistinguishable from loss-of-function mutations in hepcidin itself. For example, in a study in mice conducted by a third-party, a knockout of the HJV gene resulted in significantly reduced hepcidin levels in untreated animals as well as in animals challenged with LPS, an inflammatory stimulus, as compared to mice with a functional HJV gene, as shown below.
HJV Gene Knockout in Mice Resulted in Significantly Reduced Hepcidin Levels

W
T
HJV
-/-
* p<0.05
1,000
800
600
400
200
0
Serum hepcidin (ng/ml)
*
*
*
+LPS

Adapted from Fillebeen et al. (2018) *Blood*

In addition, mutations in the HJV gene in humans markedly reduce hepcidin expression in the liver and result in juvenile hemochromatosis, the most severe form of diseases of iron overload. This genetic evidence suggests that the function of HJV is specific to hepcidin and iron regulation. Disc believes this specificity is an important attribute in selecting HJV as a target and may result in an improved therapeutic outcome by avoiding unwanted side effects that can result from systemic changes in TGF-b superfamily signaling, such as changes in bone mineral density and immune function. By targeting HJV to reduce hepcidin production, Disc believes that DISC-0974 has the potential to normalize serum iron levels and restore the production of red blood cells, thereby addressing a key underlying driver of anemia of inflammatory diseases.

Preclinical Data
In multiple preclinical studies conducted by Disc and AbbVie, DISC-0974 was observed to be a selective inhibitor of HJV and administration of DISC-0974 resulted in significantly decreased hepcidin production and increased serum iron levels, providing preclinical proof-of-mechanism.
DISC-0974 Decreased Hepcidin Expression and Increased Iron in Preclinical Studies
In multiple preclinical studies, Disc has established the pharmacology of DISC-0974. These studies demonstrated that inhibition of HJV resulted in suppression of hepcidin and increased serum iron levels and other measures of iron. The figure below is representative of the PK / PD effects of DISC-0974. In this experiment, a single, 5 mg/kg dose of DISC-0974 (serum concentration represented in blue) resulted in a rapid decrease of hepcidin levels (in gray) and an increase in serum iron levels (in red). As serum levels of DISC-0974 decreased over time, these effects were reversed and hepcidin levels increased and serum levels decreased.
A Single Dose of DISC-0974 in an NHP Reduced Hepcidin Levels and Increased Serum Iron Levels

These effects were observed to be robust, dose-dependent, and consistent across several studies in both normal animals and models of inflammation. The three panels below show data from a multiple dose study conducted in NHPs. Animals were given vehicle (0 mg/kg; purple dashes) or 0.6 mg/kg (blue lines), 3 mg/kg (red lines) or 60 mg/kg (black lines) of DISC-0974 in three subcutaneous injections, administered once every 14 days. DISC-0974 treatment resulted in dose-dependent decreases in hepcidin (middle panel) and dose-dependent increases in transferrin saturation (TSAT percentage) (right panel). Notably, transferrin saturation levels reached a maximum theoretical level (100%) at dose levels of 3 mg/kg and greater, demonstrating that DISC-0974 is an agent for controlling iron homeostasis.
Repeat Doses of DISC-0974 in NHPs Reduced Hepcidin Levels and Increased Serum Iron Levels

Disc has also evaluated the pharmacology of DISC-0974 in various animal models of anemia and inflammation, where hepcidin levels are significantly elevated. These studies included models utilizing different stimuli of inflammation, such as cytokines, peptidoglycan-polysaccharides, or heat-killed bacteria, as well as a genetic model of hepcidin elevation. Across these different settings, Disc observed that inhibition of HJV with DISC-0974 provided suppression of hepcidin and normalization of iron levels.
In a mouse model of inflammation, animals were injected with either saline (S) or the heat-killed bacteria Brucella abortus (HKBA) to provoke an inflammatory response and induce hepcidin expression. Animals were treated with either an active control antibody (hIgG) or an anti-HJV antibody (an earlier version of DISC-0974 called 5F9-AM8). As shown below, a rapid induction of hepcidin expression was observed in response to the inflammatory stimulus in animals receiving HKBA, as measured by liver Hamp mRNA levels. Administration of 5F9-AM8 inhibited the inflammatory induction of hepcidin, and these animals expressed hepcidin at near normal levels.
Anti-HJV Antibody Suppressed Hepcidin in a Mouse Model of Inflammation

To assess the effect of HJV inhibition in a primate setting, Disc established a model of inflammation-induced iron restriction by administering interleukin-6, or IL-6, to NHPs. IL-6 is a key driver of anemia across multiple inflammatory diseases, including CKD, MF, inflammatory bowed disease, and rheumatoid arthritis, among others. Disc observed that administration of IL-6 on day 1 and day 10 resulted in rapid induction of hepcidin and a corresponding suppression of iron, as shown below in gray. However, when the animals were treated with a single dose of DISC-0974 on day 4 in between the IL-6 administrations, this effect was reversed, as shown in blue and red below. Disc studied both low (0.6 mg/kg) and high (6 mg/kg) doses of DISC-0974 and observed that the effects on hepcidin suppression and increasing serum iron levels were dose-dependent.
DISC-0974 Reduced Hepcidin and Increased Serum Iron Levels in NHPs

Disc also assessed the potential for DISC-0974 to treat anemia in an established rodent model of chronic kidney disease. In this study, rats were fed either a 0.75% adenine diet, which induced kidney damage and mimicked human CKD or a control diet, and received treatment with either DISC-0974 or vehicle. Disc observed that treatment with DISC-0974 significantly suppressed hepcidin, increased serum iron, and increased hemoglobin levels by +1.7 g/dL compared to vehicle.
DISC-0974 Reduced Hepcidin, Increased Serum Iron and Increased Hemoglobin Levels in a Rodent Model of CKD Anemia

Phase 1 Clinical Trial
In July 2021, Disc initiated a first-in-human, Phase 1, single ascending dose, randomized, double-blind, placebo-controlled clinical trial of DISC-0974 in healthy volunteers to evaluate safety, tolerability, pharmacokinetics, and pharmacodynamic markers such as hepcidin, serum iron levels, TSAT and measures of erythropoiesis. In the initial cohort of the Phase 1 trial, DISC-0974 was administered intravenously. Subsequent cohorts were dosed with DISC-0974 by subcutaneous administration, which has been shown to be comparable and well-tolerated as compared to intravenous administration in preclinical studies. The trial design is summarized in the figure below.
DISC-0974 Phase 1 Clinical Trial Design

Disc has completed this Phase 1 clinical trial. Data from the Phase 1 clinical trial showed evidence of target engagement and iron mobilization and erythropoiesis. Additional data is discussed below.
Specifically, in this Phase 1 study, a single dose of DISC-0974 resulted in rapid, dose-dependent and sustained decrease in serum hepcidin and a corresponding, robust increase in measures of circulating iron. This included more than a doubling of transferrin saturation from baseline at the highest dose level (56 mg SC). Changes in serum iron also corresponded with markers of iron mobilization and erythropoiesis, including decreased ferritin levels, increased reticulocyte hemoglobin, and increased mean corpuscular hemoglobin. These findings are consistent with the mechanism of action of DISC-0974.

DISC-0974 Phase 1 SAD Study in Healthy Volunteers: Effects on Hepcidin and Transferrin Saturation

Notably, at the 56 mg SC dose level, a single administration of DISC-0974 resulted in a statistically significant improvement in hemoglobin compared to placebo (+1.1 g/dL, p=0.009) at Day 42 and a marked increase in red blood cell count.
DISC-0974 Phase 1 SAD Study in Healthy Volunteers: Single 56 mg SC Dose Increases Hemoglobin

DISC-0974 was well-tolerated at all dose levels with no serious or severe adverse events, no adverse events leading to study withdrawal, and no adverse event greater than Grade 1. Plasma exposure was dose-related in the 14 to 56 mg SC range and effects were observed through 28 days post-dose, indicating a sustained and potentially clinically meaningful duration of action. These findings were presented at the 2022 European Hematology Association (EHA) Congress in June 2022.
Planned Phase 1b / 2 Clinical Development Program in Anemia of Inflammation
Based on these findings, Disc plans to initiate multiple Phase 1b/2 clinical trials of DISC-0974 in patients with anemia of different inflammatory diseases. This includes a Phase 1b/2 clinical trial of DISC-0974 in patients with anemia of MF, which was initiated in June 2022, and a separate Phase 1b/2 clinical trial of DISC-0974 in patients with anemia of CKD, which Disc expects to initiate by the end of 2022. Disc expects to report interim data from both of these studies in 2023.

Phase 1b/2 Clinical Trial in Myelofibrosis Patients
In June 2022, Disc initiated an open-label, multi-center, Phase 1b/2 trial to evaluate the safety, tolerability, and efficacy of DISC-0974 in myelofibrosis patients with anemia. The study endpoints include hepcidin levels, serum iron and markers of iron mobilization and measures of anemia benefit such as hemoglobin, reductions in transfusion burden and transfusion independence (TI) rate. The study allows enrollment of patients receiving stable background therapy, including Janus Kinase (JAK) inhibitors. The study will be conducted in two parts:
•
Phase 1b (Dose-Escalation): Ascending, monthly doses of DISC-0974 administered for six months to MF patients with anemia, (Hb levels < 10 g/dL,), where a dose level will be selected based on optimal increases in hemoglobin and serum iron;

•
Phase 2 (Expansion Stage): Multiple, doses of DISC-0974 administered once-a-month at the dose level selected from the Phase 1b portion of the study to MF patients with anemia who are transfusion dependent (TD) according to International Working Group-Myeloproliferative Neoplasms Research and Treatment, or IWG-MRT, criteria, defined as receiving >6 units of RBC in a 12-week period.

Phase 1b/2 Open-Label, Clinical Trial of DISC-0974 in Myelofibrosis Patients with Anemia

Phase 1b/2 Clinical Trial in Patients with Non-Dialysis Dependent Chronic Kidney Disease (NDD-CKD)
Disc plans to initiate a Phase 1b/2 clinical trial to evaluate the safety, tolerability and efficacy of DISC-0974 in patients with CKD who are not receiving dialysis and are anemic. In January 2022, Disc had pre-IND interactions with the non-malignant hematology division of the FDA and is currently finalizing a study protocol and preparing an IND submission to the FDA by the end of 2022 and expects to initiate the Phase 1b/2 clinical trial by the end of 2022. The study will consist of two parts, including: a Phase 1b, randomized, placebo-controlled, single-ascending dose stage, where a dose level will be selected based on optimal increases in serum iron; followed by a Phase 2, open-label, expansion stage where patients will receive multiple doses of DISC-0974 at the selected dose level. The study endpoints will include hepcidin levels, serum iron and markers of iron mobilization and measures of anemia benefit such as hemoglobin.
Phase 1b/2 Clinical Trial of DISC-0974 in NDD-CKD Patients with Anemia

Disc’s Second Hepcidin Suppression Program: DISC-0998
Disc is also developing a preclinical product candidate targeting hepcidin suppression, DISC-0998, an anti-HJV monoclonal antibody in-licensed from AbbVie. DISC-0998 is designed to be a highly selective anti-HJV mAb with an adapted Fc region to increase PK half-life. In preclinical studies DISC-0998 demonstrated biological activity, low immunogenicity potential, and desirable pharmacokinetic, or PK, and pharmacodynamic, or PD, properties.
A dose response PK/PD study of DISC-0998 in NHPs demonstrated that it had a lower clearance (~30 – 40%), higher volume of distribution (~30 – 70%), and longer half-life (~2 times), which translated to a longer duration of PD effects compared to DISC-0974. As shown below, a single dose of DISC-0998 resulted in sustained elevation of serum iron levels. If these data are confirmed in humans, it would suggest the potential for an infrequent dosing regimen (such as potentially once every 2 or 3 months). Disc expects that such a dosing regimen would be perceived as convenient by patients and promote compliance.
DISC-0998 Dose Response PK / PD Study (NHP)

Disc’s Hepcidin Induction Program
Through Disc’s internal discovery and development efforts, Disc is focused on identifying product candidates designed to increase hepcidin levels and decrease serum iron levels to address a range of diseases where restricting iron would be beneficial, such as erythrocytosis of PV and diseases of iron overload, including HH, beta-thalassemia, and MDS. Disc has generated compounds that inhibit Matriptase-2, a serine protease encoded by the gene TMPRSS6. Matriptase-2 proteolytically degrades HJV in liver cells, as shown below. Inhibitors of Matriptase-2 are expected to increase HJV levels and thereby increase the expression of hepcidin. By inhibiting Matriptase-2, Disc’s compounds are designed to increase hepcidin production and, in turn, restrict iron availability. Disc selected Matriptase-2 as its target because the effects of reducing Matriptase-2 levels have been genetically confirmed in both animal knockout studies and in patients with iron-refractory iron deficiency anemia who lack fully functional genes encoding Matriptase-2. Disc has generated selective small molecule inhibitors of Matriptase-2 that have demonstrated effects on hepcidin and serum iron levels in preclinical studies, and Disc is currently in the process of identifying and optimizing a development candidate to advance into IND-enabling studies.
Matriptase-2 Suppresses Hepcidin by Degrading HJV

Polycythemia Vera
PV is a chronic and rare myeloproliferative neoplasm characterized by the overproduction of red blood cells and increased red cell mass. It is frequently caused by acquired mutations of the JAK2 gene that drive abnormal proliferation of red blood cells. The increased number of red blood cells alters the viscosity of blood, causing it to thicken and placing patients at an increased risk of cardiovascular and thromboembolic events, such as heart attack and stroke. The prevalence of PV is estimated to be 44 to 57 cases per 100,000 persons, with approximately 150,000 patients with PV in the United States and with prevalence estimates in Europe ranging from 10 to 50 cases per 100,000 persons. PV tends to primarily affect individuals over 60 years old.
Current management of PV centers around depleting the number of red blood cells to maintain a patient’s hematocrit (a measure of red blood cell mass) below 45%, the target threshold recommended by the National Comprehensive Cancer Network (NCCN) to reduce the risk of cardiovascular or thromboembolic events. Most patients receive low-dose aspirin and chronic therapeutic phlebotomy to physically remove blood and iron to limit erythropoiesis. However, most patients fail to achieve their target hematocrit levels and remain at risk for thrombosis and other complications. Moreover, phlebotomy causes discomfort and inconvenience for patients as well as side effects such as headaches, ringing in the ears, dizziness, and, over time, iron deficiency. Cytoreductive chemotherapy is recommended for patients at higher risk of thrombosis, including those who fail to meet their hematocrit threshold, or conversion to leukemia. These include hydroxyurea, interferons, or ruxolitinib, marketed as Jakafi, each of which are associated with side effects and can affect multiple cell types. There is currently no oral, non-cytoreductive option for the treatment of PV, which Disc believes would be beneficial for both low and high-risk patients.

Hereditary Hemochromatosis
HH is an inherited iron overload disorder caused by genetic mutations that lead to a deficiency in hepcidin production. This results in lifelong, abnormal iron homeostasis, specifically excessive absorption of iron from a patient’s diet and dysregulated distribution of iron stores in the body. Over time, this leads to the accumulation of iron at toxic levels in multiple organs, including the liver, heart, joints, skin, and others, which, if left untreated, can lead to severe organ damage and potentially organ failure. HH is one of the most common genetic disorders among Caucasians, affecting millions worldwide, including over 1 million individuals in the United States alone.
There are currently no approved pharmacologic therapies for the treatment of HH and the standard of care is regular and lifelong therapeutic phlebotomy to deplete iron. However, similar to PV, phlebotomy can be a significant burden to patients due to discomfort, frequency of treatments required, and patient inconvenience. Additionally, despite not being approved for HH, iron chelators may be used off-label in certain cases but are often associated with toxicities, particularly with chronic use.
Other Iron Overload Disorders: Beta-Thalassemia and Myelodysplastic Syndromes
Iron overload is a serious and potentially fatal complication of blood disorders associated with ineffective erythropoiesis, such as beta-thalassemia or MDS. Patients with these conditions become severely anemic due to mutations that affect the production of functional red blood cells. This results in persistent and pathologic suppression of hepcidin, leading to unchecked increases in iron and, ultimately, accumulation of toxic iron levels in organs such as the heart, liver, and kidneys, as well as in the bone marrow, which exacerbates anemia.
Both beta-thalassemia and MDS arise from mutations that cause ineffective erythropoiesis. In the case of beta-thalassemia, the genetic defects are inherited and result in impaired synthesis of beta-globin chains, a critical subunit of hemoglobin. This deficiency results in the premature death of developing erythrocytes in the marrow or peripheral circulation, resulting in severe anemia. Globally, beta-thalassemia has an incidence of approximately 1 in 100,000 individuals, but can range significantly depending on the region. In Europe, where it is more common, beta-thalassemia has an incidence of 1 in 10,000 individuals, while it is rare in the United States, and exact numbers are not known. In contrast, MDS is a form of cancer where mutations prevent precursor cells in the marrow from maturing into functional erythrocytes, which results in severe anemia and other cytopenias. MDS tends to affect older patients and has an overall estimated annual incidence of 20-50 cases per 100,000 individuals over 60 years old. There are an estimated 60,000 to 170,000 patients with MDS in the United States and a similar number in Europe.
Currently, chronic red blood cell transfusions are a mainstay of treatment for anemia caused by beta-thalassemia and MDS. However, the benefit is transient and transfusions are burdensome and carry the risk of further iron overload. While iron chelation therapy may be used in conjunction, it requires careful dose titration and is often associated with toxicities. Recently, luspatercept (marketed as Reblozyl), a red blood cell maturation agent, was approved by the FDA and EMA to treat certain forms of beta-thalassemia and MDS, with a response rate of 21.4% and 37.9% for a primary endpoint of transfusion independence in the respective pivotal trials. Based on these response rates, many patients do not respond and would benefit from an alternative treatment. Lentiglobin, marketed as Zynteglo, is a gene therapy that was approved by the FDA and EMA for the treatment of a subset of patients with beta-thalassemia requiring RBC transfusions, but uptake has been limited. Patients with more advanced forms of MDS may receive additional therapies such as lenalidomide, demethylating agents such as 5-azacitidine and decitabine, and chemotherapy.
Disc’s Solution: Matriptase-2 Inhibitor Program
Disc has initiated a research program to develop an oral, small molecule inhibitor of Matriptase-2, a serine protease encoded by the gene TMPRSS6 that selectively degrades HJV, a receptor required for hepcidin expression. Matriptase-2 plays a critical and specific function in iron metabolism by limiting the production of hepcidin. By inhibiting Matriptase-2, Disc’s program is designed to increase the endogenous production of hepcidin to therapeutically reduce serum iron levels. This mechanism has been validated by human genetics, where patients with mutations in TMPRSS6 develop elevated hepcidin levels and an iron restrictive phenotype. In addition, iron restriction has been recently validated as a potential approach to treat PV. In a Phase 2 clinical trial conducted by a third-party, a peptide hepcidin mimetic administered weekly by subcutaneous injection lowered iron availability and reduced hematocrit in patients with PV, resulting in a substantial reduction in requirements for phlebotomy and improvements in disease symptoms. Disc is initially focused on developing its Matriptase-2 program as a potential treatment for PV, diseases of iron overload, and other conditions where restriction of iron would have therapeutic benefit.

Preclinical Data
Disc believes that its preclinical studies have demonstrated proof-of-mechanism that Matriptase-2 inhibition with a small molecule protease inhibitor has the potential to induce hepcidin expression and consequently restrict iron availability. Specifically, in Disc’s studies, Disc has:
•	identified a library of selective compounds that have been shown to inhibit Matriptase-2;
•	demonstrated dose-dependent induction of endogenous hepcidin production in rodent and NHP studies; and
•	demonstrated consequent reduction in serum iron levels and TSAT in rodent and NHP studies.
In preclinical studies conducted in rats with low hepcidin, treatment with a single, subcutaneously administered dose of one of Disc’s preclinical Matriptase-2 inhibitor compounds resulted in increased hepcidin and decreased TSAT, a marker of serum iron levels. In this study, animals were fed a low iron diet and pre-treated with EPO to suppress endogenous hepcidin levels prior to administration of either a Matriptase-2 inhibitor (60 mg/kg dose, blue circles) or saline (red squares). Animals unchallenged with EPO are shown as black triangles. Disc observed that treatment with this Matriptase-2 inhibitor reduced soluble HJV, induced hepcidin expression by greater than 10-fold, and demonstrated a consequent pharmacodynamic effect of an approximately 50% reduction in TSAT, as shown below.
Treatment with a Matriptase-2 Inhibitor Reduced sHJV, Induced Hepcidin, and
Reduced Serum Iron Levels in Rats with Low Hepcidin

Disc observed similar results in a study in normal NHPs that were treated with a single, subcutaneous dose of one of Disc’s preclinical Matriptase-2 inhibitors. At doses ranging from 5 mg/kg to 50 mg/kg, dose-dependent increases in hepcidin were observed along with associated dose-dependent decreases in serum iron levels, as shown below. In addition, over the course of 48 hours, a 50 mg/kg dose of this Matriptase-2 inhibitor reduced TSAT by approximately 50%, as shown on the right below.
Treatment with a Matriptase-2 Inhibitor Induced Hepcidin and Decreased Serum Iron Levels in NHPs

Next Steps
Disc believes its preclinical studies have demonstrated that a small molecule inhibitor of Matriptase-2 has the potential to increase hepcidin levels sufficiently to reduce iron availability in a variety of animal models. Disc is continuing discovery efforts to optimize lead candidates to generate and select an orally bioavailable product candidate for advancement into IND-enabling studies.
Manufacturing
Disc does not own or operate, and currently has no plans to establish, any manufacturing facilities. Disc relies on, and expects to continue to rely on for the foreseeable future, third-party contract development and manufacturing organizations, or CDMOs, to produce its product candidates and preclinical materials, including bitopertin, DISC-0974, DISC-0998, and any candidates arising from Disc’s Matriptase-2 inhibitor program, for preclinical and clinical use. Disc plans to continue to rely on third-party CDMOs for any future trials as well as for the commercial manufacture of its product candidates and preclinical materials, if approved. In addition, Disc contracts with additional CDMOs to package, label, and distribute drug product for preclinical and clinical use.
Manufacturing biologics is complex, especially in large quantities. Biologic products must be made consistently and in compliance with a clearly defined manufacturing process. Disc requires that its CDMOs produce bulk drug substances and finished drug products in accordance with current Good Manufacturing Practices, or cGMPs, and all other applicable laws and regulations. Disc has assembled a team of experienced employees and external consultants to provide the required technical, quality, and regulatory oversight of Disc’s CDMOs and has implemented a comprehensive plan for regular audits of its CDMOs. Disc maintains agreements with its manufacturers that include confidentiality and intellectual property provisions to protect its proprietary rights related to its product candidates.
Disc obtains supplies of its product candidates from single-source CDMOs on a purchase order basis and does not currently have any long-term supply arrangements in place. While any reduction or halt in supply of Disc’s product candidates from these CDMOs could limit Disc’s ability to develop its product candidates until Disc finds a qualified replacement CDMO, Disc has procured or is in the process of procuring sufficient supply to support its planned Phase 2 trials for bitopertin and DISC-0974. In addition, Disc believes that it can identify and establish additional CDMOs to provide API and finished drug product without significant disruption to its business or clinical development timelines. As Disc’s pipeline programs expand and Disc builds new process efficiencies, Disc expects to continually evaluate this strategy with the objective of satisfying demand for registration trials and, if approved, the manufacture, sale, and distribution of commercial products.
A commercial-scale production process has been designed for bitopertin, including a four-step chemical synthesis and an optimized oral formulation. The API has been shown to be highly stable for at least 5 years, and Disc has access to substantial drug substance supplies of bitopertin manufactured and stored by Roche under GMP conditions. To support its Phase 2 clinical trials, Disc has requalified, including establishing a shelf-life that would enable its use in clinical trials, Roche-manufactured drug substance and formulating it as film-coated tablets. To support pivotal clinical trials and commercial launch, if approved, Disc is establishing the manufacturing process at a CDMO.
Competition
The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition, and a strong emphasis on intellectual property. While Disc believes that its product candidates, preclinical programs, scientific capabilities, know-how, and experience provide Disc with competitive advantages, Disc competes in a highly competitive industry and faces significant competition from many sources, including pharmaceutical and biotechnology companies, as well as academic institutions, governmental agencies, and private and public research institutions worldwide. Many of Disc’s competitors, either alone or through collaborations, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than Disc does. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of Disc’s competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies also compete with Disc in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites, and recruiting patients in clinical trials, as well as in acquiring technologies complementary to, or necessary for, Disc’s programs. As a result, Disc’s competitors may discover, develop, license, or commercialize products before or more successfully than Disc does.

Disc faces competition more specifically from companies that discover, develop, and market therapies for the treatment of hematologic diseases, including a group of diseases called porphyrias and anemia associated with inflammatory diseases. There are many other companies, including large biotechnology and pharmaceutical companies, that have commercialized or are developing therapies for the same diseases that Disc is targeting with its product candidates. These companies include, but are not limited to, Akebia Therapeutics, Inc., Amgen, Inc., Astellas Pharma, Inc., Bristol-Myers Squibb Company, FibroGen, Inc., GlaxoSmithKline, plc, Incyte Corporation, Ionis Pharmaceuticals, Inc., Keros Therapeutics, Inc., Merck & Co., Inc., Otsuka Pharmaceutical Co., Ltd. and Vifor Pharma AG, among others.
Disc is developing bitopertin, its lead product candidate in its heme biosynthesis modulation portfolio, for the treatment of EPs. If approved, bitopertin will face competition from melanocortin-1 receptor agonists, including afamelanotide, a subcutaneously implanted therapy that is approved in the U.S. and other territories and marketed as Scenesse by Clinuvel, and dersimelagon, an oral therapy in Phase 3 development by Mitsubishi Tanabe Pharma Corporation. In addition, there are other potential treatments currently in the discovery stages of development that may become competitors in the future. These therapies include, but are not limited to, gene therapies, heme biosynthesis modulators that target GlyT1 or other enzymes in the heme biosynthesis pathway, and molecules that target porphyrin export.
Bitopertin is a selective inhibitor of GlyT1 that Disc is developing to treat porphyrias and hematologic diseases. GlyT1 inhibition has been pursued in the past as an approach to treat schizophrenia. Disc is aware that Boehringer Ingelheim is conducting a Phase 3 clinical study of BI 425809, a GlyT1 inhibitor, for the improvement of cognition in patients with schizophrenia. Other companies have also had research programs designed to inhibit GlyT1 as a treatment for schizophrenia, but to Disc’s knowledge, all of these have been discontinued at various stages of development. These include PF-03463275 (Pfizer Inc.), LY2365109 (Eli Lilly and Company), ORG25935 (Organon & Co.), ALX5407 (NPS Pharmaceuticals, Inc., now Shire plc), ASP2535 (Astellas Pharma Inc.) and others. Disc believes bitopertin has an optimal profile for development as a potential treatment for EP. However, Disc recognizes that other companies may choose to develop a novel GlyT1 inhibitor or repurpose an existing one; if successfully developed as a treatment for EP, such a program would be a potential competitor to bitopertin.
Disc is also developing DISC-0974, its lead program in its hepcidin suppression portfolio, for the treatment of anemia caused by inflammatory diseases, including MF and CKD. For the treatment of anemia of MF, there are no approved therapies, but several classes of drugs are used off-label, including ESAs, such as Procrit (Janssen Pharmaceuticals, Inc.), Epogen and Aranesp (Amgen, Inc.), and Mircera (Roche), corticosteroids, and androgenic hormones, such as danazol. There are also multiple classes of drugs in development for the treatment of anemia. For example, multiple erythroid maturation agents are in development, such as luspatercept, which is in a Phase 3 trial by Bristol-Myers Squibb, and KER-050, which is in a Phase 2 trial by Keros, Inc. In addition, multiple ALK2 inhibitors, which work by a hepcidin-lowering mechanism similar to, but less specific than that of DISC-0974, are in Phase 1/2 development, including KER-047 by Keros, Inc. and INCB00928 by Incyte Corporation. Sierra Oncology, Inc. (recently acquired by GlaxoSmithKline) is developing a JAK2 kinase inhibitor, momelotinib, which has completed a Phase 3 trial and has an NDA under review by the FDA.
For the treatment of anemia of CKD, there are several therapies approved or in clinical development, including, but not limited to, ESAs, oral hypoxia inducible factor-prolyl hydroxylase inhibitors, or HIF-PHIs, which are approved in ex-U.S. territories but not in the U.S., and various forms of intravenous iron. Disc is not aware of any therapies in clinical development for the treatment of anemia of CKD that work by decreasing hepcidin levels. There are several therapies in development for the treatment of MF and CKD that do not directly target anemia, but their approvals may potentially change the treatment landscape and affect Disc’s ability to compete.
Disc’s research program to identify orally bioavailable inhibitors of Matriptase-2 is designed to induce hepcidin production. There are several therapies in development that are also designed to increase hepcidin production or mimic hepcidin activity, such as hepcidin mimetics, TMPRSS6 inhibitors, and ferroportin inhibitors. These are in various stages of development by companies, including Silence Therapeutics plc, Ionis Pharmaceuticals, Inc., Rallybio, Protagonist Therapeutics, Inc., and CSL Vifor, among others. Disc may also face competition from therapies that are currently marketed or in development that affect pathways unrelated to hepcidin, including growth and differentiation factor-based therapies, cytoreductive therapies, and chemotherapeutic agents, among others.
Disc could see a reduction or elimination of its commercial opportunity if its competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient to administer, are less expensive, or receive a more favorable label than any products that Disc may develop. Disc’s competitors also may obtain FDA or other regulatory approval for their products more rapidly than Disc may obtain approval for its products, which could result in Disc’s competitors establishing a strong market position before Disc is able to enter the market. The key competitive factors affecting the success of all of Disc’s product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the level of generic competition, and the availability of reimbursement from government and other third-party payors.
Collaborations and License Agreement
2019 Exclusive License Agreement with AbbVie Deutschland GmbH & Co. KG
In September 2019, Disc entered into an exclusive license agreement with AbbVie Deutschland GmbH & Co. KG, or AbbVie. Under the license agreement with AbbVie, or the AbbVie Agreement, Disc obtained an exclusive, worldwide license, with the right to sublicense to commercial pharmaceutical and biopharmaceutical companies (subject to AbbVie’s prior consent or pre-authorization, except with respect to Disc’s affiliates), under certain patents and technical information of AbbVie, to make, have made, use, have used, sell, have sold, lease, have leased, import, have imported or otherwise transfer licensed products for all therapeutic, diagnostic and prophylactic uses in humans and animals, excluding uses in neuroscience and neurology. The anti-hemojuvelin antibodies, DISC-0974 and DISC-0998, are licensed products under the AbbVie Agreement. Disc is required to use commercially reasonable efforts to develop and commercialize at least one licensed product in certain major markets and to maximize net sales of licensed products in certain major markets.
Under the terms of the AbbVie Agreement, Disc made an initial license payment to AbbVie of $0.5 million. Additionally, Disc is required to pay certain development milestone payments for each licensed product, which milestone payments are up to $18.0 million in the aggregate, certain commercial milestone payments for each licensed product, which milestone payments are up to $45.0 million in the aggregate, and certain milestone payments based on the level of net sales of all licensed products worldwide, which milestone payments are up to $87.5 million in aggregate. The first potential milestone is a $3.0 million payment payable upon the initiation of the first Phase 2 clinical trial with a licensed product. Disc is also obligated to pay a royalty on net sales of licensed products at a low-single digit rate. The royalty rates are subject to up to a high first decile percentage reduction for lack of a valid claim on a country-by-country basis. See “Disc’s Business—Intellectual Property—Iron Homeostasis Portfolio” for additional information concerning the intellectual property related to the AbbVie Agreement.
The obligation to pay royalties under the AbbVie Agreement expires on a licensed product-by-licensed product and country-by-country basis upon the later of expiry of (a) (i) the last valid claim of the licensed patents that cover such licensed product or the exploitation thereof in such country or (ii) the last-to-expire improvement patent in such country, whichever is later, (b) the expiration of regulatory exclusivity in such country, and (c) ten years from the first commercial sale of such product in such country.
The AbbVie Agreement expires upon expiry of the last remaining royalty obligation for the last licensed product. Under the AbbVie Agreement, either party may terminate the agreement upon the other party’s uncured material breach or insolvency, and AbbVie may also terminate the agreement upon Disc’s failure to conduct any relevant material development or commercialization activity in a 12-month period, or, to the extent AbbVie is permitted pursuant to applicable law, a challenge by Disc of the licensed patents. Disc may terminate the agreement for any reason upon specified prior written notice to AbbVie.
In connection with the AbbVie Agreement, Disc also entered into a stock purchase agreement with AbbVie in September 2019, pursuant to which Disc agreed to issue 4,336,841 shares of Disc’s common stock to AbbVie, with 2,295,174 shares vesting immediately and 2,041,667 shares subject to a performance condition tied to the second and third subsequent closings of Disc’s Series A Preferred Stock financing. During the year ended December 31, 2020, the performance conditions were met and the remaining 2,041,667 shares vested.
The stock purchase agreement provides for an adjustment mechanism in the event AbbVie’s shares represent more than a single digit percentage of Disc’s fully-diluted capitalization at the time of certain specified adjustment events. In addition, the stock purchase agreement provides for a payment to be made by Disc to AbbVie in the amount of a low double digit percentage of the aggregate value of the shares of Disc’s Series A Preferred Stock as of the closing date of Disc’s Series A Preferred stock financing. The stock purchase agreement also contains standard representations and warranties by Disc and AbbVie.
2021 Exclusive License Agreement with F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc.
In May 2021, Disc entered into the Roche Agreement, pursuant to which Roche granted Disc an exclusive and sublicensable (subject to Roche’s consent, not to be unreasonably withheld, except with respect to affiliates) worldwide license under certain of Roche’s patent rights and know-how to develop and commercialize bitopertin, including certain backup compounds and derivatives, in all indications and for all therapeutic and prophylactic uses, except diagnostic use. Roche retained the rights with respect to diagnostic uses and its own internal non-clinical research purposes.
Under the Roche Agreement, Roche has an exclusive right to negotiate a license or purchase of all licensed compounds and products in certain specified circumstances. If Disc, for a specified period of time following entry into the Roche Agreement or before completion of a Phase 3 clinical trial of a licensed product (whichever is later), intends to enter into a sublicense or assignment of the Roche Agreement granting rights in the U.S., China or one or more major EU countries, then Roche will have a specified amount of time to perform diligence and negotiate the applicable license, purchase, or acquisition. If the parties are not able to come to terms during the applicable negotiation period, Disc is free to enter into the applicable transaction, provided that Disc may not enter into such a transaction on terms less favorable to Disc than the terms offered by Roche during a specified period after the conclusion of the negotiation period.
Disc is required to use commercially reasonable efforts to develop, seek regulatory approval and, on a country-by-country basis where such regulatory approval has been obtained, commercialize at least one licensed product in each such country.
Under the Roche Agreement, Disc paid Roche an initial license payment of $4.5 million and Disc will pay Roche up to an aggregate of $50.0 million in development and regulatory milestone payments for development and approval in a first indication, up to an aggregate of $35.0 million in development and regulatory milestone payments for development and approval in a second indication. The first potential milestone is a $10.0 million payment upon the initiation of the first Phase 3 clinical trial with a licensed product in a first indication. Disc will also pay Roche up to an aggregate of $120.0 million based on achievement of certain thresholds for annual net sales of licensed products. Disc is also obligated to pay a royalty on net sales of licensed products at a tiered rate ranging from the high-single digits to the high teens. The royalty rates are subject to a reduction (i) by 25% for lack of a valid claim covering the licensed product generating such sales, and (ii) by 50% for prevalence of generic products (or 25% if there are generic products on the market but there is still a valid claim), in each case on a country-by-country basis. Additionally, royalties are apportioned where licensed compounds are commercialized in combination products.
The obligation to pay royalties under the Roche Agreement expires on a licensed product-by-licensed product and country-by-country basis upon the later of (a) expiry of the last valid claim of the licensed and improvement patents that cover such licensed product in such country, (b) the expiration of regulatory exclusivity in such country, and (c) twelve years from the first commercial sale of such product in such country. The expiry of the last valid claim of the licensed and improvement patents subject to the Roche agreement is currently scheduled to occur in April 2035.
In connection with the Roche Agreement and pursuant to an addendum to the Roche Agreement between the parties executed in December 2021, Disc has agreed to issue or cause to be issued to Roche or its affiliates, immediately following the closing of the merger and for no additional consideration, shares of common stock estimated to be approximately 2.85% of the combined company's issued and outstanding capitalization immediately following the closing of the merger and the Disc pre-closing financing.
The Roche Agreement expires upon expiry of the last remaining royalty obligation for the last licensed product. Under the Roche Agreement, either party may terminate the agreement upon the other party’s uncured material breach or insolvency. Disc may terminate the agreement for any reason upon specified prior written notice to Roche. In the event the Roche Agreement is terminated for certain causes, if Roche elects to continue development or commercialization of licensed products, certain single-digit royalties may be owed to Disc in connection with such continued development or commercialization.
Intellectual Property
Overview
Disc strives to protect the proprietary technology that Disc believes is important to its business, including seeking and maintaining patent protection in the United States and internationally for its current and future product candidates. Disc also relies on trademarks, copyrights, trade secrets, confidentiality procedures, employee disclosure, invention assignment agreements, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain its proprietary position.
Disc seeks to obtain domestic and international patent protection, and endeavors to promptly file patent applications for new commercially valuable inventions. Disc also relies on trade secrets to protect aspects of its business that are not amenable to, or that Disc does not consider appropriate for, patent protection.

Disc plans to continue to expand its intellectual property estate by filing patent applications directed to pharmaceutical compositions, methods of treatment, methods of manufacture or identified from its ongoing development of Disc’s product candidates, which include both small molecule and biologic products, such as antibodies. Disc’s success will depend on its ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to Disc’s business, defend and enforce any patents that Disc may obtain, preserve the confidentiality of Disc’s trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties.
The patent positions of companies like Disc are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent may be challenged in courts after issuance. Moreover, many jurisdictions permit third parties to challenge issued patents in administrative proceedings, which may result in further narrowing or even cancellation of patent claims. Disc cannot guarantee that its pending patent applications, or any patent applications that Disc may in the future file or license from third parties, will result in the issuance of patents. Disc cannot predict whether the patent applications Disc is currently pursuing will issue as patents in any particular jurisdiction or at all, whether the claims of any patent applications, should they issue, will cover Disc’s product candidates, or whether the claims of any issued patents will provide sufficient protection from competitors or otherwise provide any competitive advantage. Disc cannot predict the scope of claims that may be allowed or enforced in its patents. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Consequently, Disc may not obtain or maintain adequate patent protection for any of its product candidates.
Because patent applications in the United States and certain other jurisdictions are maintained in secrecy for 18 months or potentially even longer, and because publication of discoveries in the scientific or patent literature often lags behind actual discoveries and patent application filings, Disc cannot be certain of the priority of inventions covered by pending patent applications. Accordingly, Disc may not have been the first to invent the subject matter disclosed in some of Disc’s patent applications or the first to file patent applications covering such subject matter, and Disc may have to participate in interference proceedings or derivation proceedings declared by the United States Patent and Trademark Office, or USPTO, to determine priority of invention. For more information regarding the risks related to Disc’s intellectual property, see “Risk Factors—Risks Related to Disc’s Intellectual Property.”
Patent Portfolio
Disc’s patent portfolio includes patents and patent applications in the United States and selected jurisdictions outside of the United States. As of June 30, 2022, Disc’s patent portfolio in total consisted of 10 issued U.S. patents and 195 issued patents in foreign jurisdictions (e.g., Australia, China, United Kingdom, Germany, Mexico, Japan, and others), eight PCT applications, 32 pending non-provisional applications (U.S., EP and other jurisdictions), and two pending U.S. provisional applications, which include claims directed to compositions and methods of use.
The patent portfolio includes patents and applications with claims related to the following programs:
Bitopertin (GlyT1 Inhibitor)
With regard to Disc’s bitopertin program, Disc owns five pending PCT applications directed to various methods of treatment and use claims related to erythropoietic protoporphyria, or EPP, X-linked protoporphyria, or XLP, congenital erythropoietic porphyria, or CEP, Diamond-Blackfan anemia, or DBA, and polycythemia vera, or PV. In addition, Disc owns one pending U.S. provisional application directed to various methods of treatment and use claims related to hepatic porphyrias. Patents and pending applications directed to bitopertin and methods of making and using are expected to expire between 2041 and 2043, without accounting for any potential terminal disclaimers, available patent term adjustments or extensions. In particular, Disc’s first and second families are directed to methods of treating EPP, XLP, and CEP with bitopertin and related compounds, and solid forms of bitopertin, and these families, upon grant, will have a twenty-year statutory expiration date of 2041 and 2042, respectively. Disc’s third family is directed to methods of treating polycythemias, including PV with bitopertin and related compounds, and this family, upon grant, will have a twenty-year statutory expiration date of 2042. Disc’s fourth family is directed to methods of treating anemia associated with a ribosomal disorder (e.g., DBA) with bitopertin and related compounds, and this family, upon grant, will have a twenty-year statutory expiration date of 2042. Disc’s fifth family is directed to methods of treating hepatic porphyria with bitopertin and related compounds, and this family, upon grant, will have a twenty-year statutory expiration date of 2043. Disc’s sixth family is directed to methods of treating EPP, XLP, and CEP with additional GlyT1 inhibitors, and this family, upon grant, will have a twenty-year statutory expiration date of 2042. The above is summarized below in tabular form:

Family No.	Owned/ In-Licensed	Type of Protection	Expiration Date if Granted	Application Type	Jurisdiction of Pending Applications or Issued Patents
1	Disc Medicine owned	Claims to methods of treating EPP, XLP, and CEP with bitopertin and related compounds	2041	PCT	U.S., Australia, Canada, China, Europe (regional application), Japan, and Korea
2	Disc Medicine owned	Claims to methods of treating EPP, XLP, and CEP with solid forms of bitopertin	2042	PCT	International PCT application pending[1]
3	Disc Medicine owned	Claims to methods of treating polycythemias, including PV, with bitopertin and related compounds	2042	PCT	International PCT application pending[1]
4	Disc Medicine owned	Claims to methods of treating anemia associated with a ribosomal disorder (e.g., DBA) with bitopertin and related compounds	2042	PCT	International PCT application pending[1]
5	Disc Medicine owned	Claims to methods of treating hepatic porphyria with bitopertin and related compounds	2043	Provisional	U.S. provisional application pending[2]
6	Disc Medicine owned	Claims to methods of treating EPP, XLP, and CEP with additional GlyT1 inhibitors	2042	PCT	International PCT application pending[1]
1	Pending Patent Cooperation Treaty (PCT) application is eligible for prosecution and patent issuance in all PCT contracting states.
2	Pending U.S. provisional application is eligible for filing as PCT application.
Disc has also in-licensed multiple patent families from F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc. comprising eight issued U.S. patents and additional granted patents in the following jurisdictions: Algeria, Australia, Austria, Belarus, Belgium, Brazil, Bulgaria, Canada, Chile, China, Colombia, Costa Rica, Croatia, Cyprus, Czech Republic, Denmark, Ecuador, Egypt, Estonia, Eurasian Patent Convention, European Patent Convention, Finland, France, Germany, Great Britain, Greece, Gulf Cooperation Council, Hong Kong, Hungary, India, Indonesia, Ireland, Israel, Italy, Japan, Kazakhstan, Kosovo, Latvia, Lithuania, Luxembourg, Malaysia, Malta, Mexico, Monaco, Montenegro, Morocco, Netherlands, New Zealand, Norway, Philippines, Poland, Portugal, Republic of Korea, Republic of Serbia, Romania, Russian Federation, Singapore, Slovak Republic, Slovenia, South Africa, Spain, Sweden, Switzerland, Taiwan, Turkey, Ukraine, and Vietnam. Patents and pending applications directed to bitopertin, synthetic intermediates, synthetic methods, synthetic processes of making bitopertin, treatment of hematologic disorders characterized by elevated cellular hemoglobin, and crystalline forms of bitopertin are expected to expire between 2024 and 2035, without accounting for any potential terminal disclaimers, available patent term adjustments or extensions. In particular, the first family is directed to composition of matter of bitopertin and processes of preparation, and this family has a twenty-year statutory expiration date of 2024. This family has issued patents in the U.S. and the following jurisdictions: Algeria, Australia, Austria, Belarus, Belgium, Brazil, Bulgaria, Canada, Chile, China, Colombia, Costa Rica, Croatia, Cyprus, Czech Republic, Denmark, Ecuador, Egypt, Estonia, Eurasian Patent Convention, European Patent Convention, Finland, France, Germany, Great Britain, Greece, Gulf Cooperation Council, Hong Kong, Hungary, India, Indonesia, Ireland, Israel, Italy, Japan, Kazakhstan, Kosovo, Latvia, Lithuania, Luxembourg, Malaysia, Mexico, Monaco, Montenegro, Morocco, Netherlands, New Zealand, Norway, Philippines, Poland, Portugal, Republic of Korea, Republic of Serbia, Romania, Russian Federation, Singapore, Slovak Republic, Slovenia, South Africa, Spain, Sweden, Switzerland, Taiwan, Turkey, Ukraine, and Vietnam. The second family is directed to processes of preparation of bitopertin, and this family has a twenty-year statutory expiration date of 2028. This family has issued patents in the U.S. and the following jurisdictions: Australia, Austria, Belgium, Brazil, Canada, China, European Patent Convention, Finland, France, Germany, Great Britain, Hungary, Ireland, Israel, Italy, Japan, Mexico, Netherlands, Republic of Korea, Spain, Sweden, and Switzerland. The third and fourth families are directed to synthetic processes for synthetic intermediates, and these families have twenty-year statutory expiration dates of 2026 and 2027, respectively. These families each have issued patents in the U.S. and the following jurisdictions: China, European Patent Convention, France, Germany, Great Britain, Japan, and Switzerland. The fifth family is directed to methods of treating hematological disorders characterized by elevated cellular hemoglobin levels with bitopertin, and this family has a twenty-year statutory expiration date of 2035. This family has issued patents in the U.S. and the following jurisdictions: Algeria, China, Croatia, Cyprus, European Patent Convention, France, Germany, Great Britain, Greece, Hong Kong, Indonesia, Italy, Japan, Malaysia, Morocco, Portugal, Republic of Korea,

Republic of Serbia, Slovenia, South Africa, Spain, Switzerland, and Turkey. The sixth family is directed composition of matter of additional GlyT1 inhibitors, and this family has a twenty-year statutory expiration date of 2026. This family has issued patents in the U.S. and the following jurisdictions: China, European Patent Convention, France, Germany, Great Britain, Hong Kong, Japan, and Switzerland. The seventh family is directed to crystalline forms of bitopertin, and this family has a twenty-year statutory expiration date of 2027. This family has issued patents in the following jurisdictions: Australia, Austria, Belgium, Brazil, Bulgaria, Chile, Croatia, Cyprus, Czech Republic, Denmark, Estonia, European Patent Convention, Finland, France, Germany, Great Britain, Greece, Gulf Cooperation Council, Hungary, Indonesia, Ireland, Italy, Japan, Latvia, Lithuania, Luxembourg, Malaysia, Malta, Mexico, Monaco, Morocco, Netherlands, New Zealand, Norway, Philippines, Poland, Portugal, Republic of Korea, Republic of Serbia, Romania, Russian Federation, Singapore, Slovak Republic, Slovenia, South Africa, Spain, Sweden, Switzerland, Taiwan, Turkey, Ukraine, and Vietnam. The above is summarized below in tabular form:
Family No.	Owned/ In-Licensed	Type of Protection	Expiration Date if Granted	Application Type	Jurisdiction of Pending Applications or Issued Patents
1	In-Licensed from F. Hoffmann-La Roche	Claims to composition of matter of bitopertin and processes of preparation	2024	PCT
U.S. and the following jurisdictions: Algeria, Australia, Austria, Belarus, Belgium, Brazil, Bulgaria, Canada, Chile, China, Colombia, Costa Rica, Croatia, Cyprus, Czech Republic, Denmark, Ecuador, Egypt, Estonia, Eurasian Patent Convention, European Patent Convention, Finland, France, Germany, Great Britain, Greece, Gulf Cooperation Council, Hong Kong, Hungary, India, Indonesia, Ireland, Israel, Italy, Japan, Kazakhstan, Kosovo, Latvia, Lithuania, Luxembourg, Malaysia, Mexico, Monaco, Montenegro, Morocco, Netherlands, New Zealand, Norway, Philippines, Poland, Portugal, Republic of Korea, Republic of Serbia, Romania, Russian Federation, Singapore, Slovak Republic, Slovenia, South Africa, Spain, Sweden, Switzerland, Taiwan, Turkey, Ukraine, and Vietnam

2	In-Licensed from F. Hoffmann-La Roche	Claims to processes of preparation of bitopertin	2028	PCT
U.S. and the following jurisdictions: Australia, Austria, Belgium, Brazil, Canada, China, European Patent Convention, Finland, France, Germany, Great Britain, Hungary, Ireland, Israel, Italy, Japan, Mexico, Netherlands, Republic of Korea, Spain, Sweden, and Switzerland

3	In-Licensed from F. Hoffmann-La Roche	Claims to synthetic processes for synthetic intermediates	2026	PCT	U.S. and the following jurisdictions: China, European Patent Convention, France, Germany, Great Britain, Japan, and Switzerland
4	In-Licensed from F. Hoffmann-La Roche	Claims to synthetic processes for synthetic intermediates	2027	PCT	U.S. and the following jurisdictions: China, European Patent Convention, France, Germany, Great Britain, Japan, and Switzerland
5	In-Licensed	Claims to methods of treating	2035	PCT	U.S. and the following

Family No.	Owned/ In-Licensed	Type of Protection	Expiration Date if Granted	Application Type	Jurisdiction of Pending Applications or Issued Patents
	from F. Hoffmann-La Roche	hematological disorders characterized by elevated cellular hemoglobin levels with bitopertin jurisdictions: Algeria, China, Croatia, Cyprus, European Patent Convention, France, Germany, Great Britain, Greece, Hong Kong, Indonesia, Italy, Japan, Malaysia, Morocco, Portugal, Republic of Korea, Republic of Serbia, Slovenia, South Africa, Spain, Switzerland, and Turkey

6	In-Licensed from F. Hoffmann- La Roche	Claims to composition of matter of additional GlyT1 inhibitors	2026	PCT	U.S. and the following jurisdictions: China, European Patent Convention, France, Germany, Great Britain, Hong Kong, Japan, and Switzerland
7	In-Licensed from F. Hoffmann- La Roche	Claims to composition of matter of crystalline forms of bitopertin	2027	PCT
Australia, Austria, Belgium, Brazil, Bulgaria, Chile, Croatia, Cyprus, Czech Republic, Denmark, Estonia, European Patent Convention, Finland, France, Germany, Great Britain, Greece, Gulf Cooperation Council, Hungary, Indonesia, Ireland, Italy, Japan, Latvia, Lithuania, Luxembourg, Malaysia, Malta, Mexico, Monaco, Morocco, Netherlands, New Zealand, Norway, Philippines, Poland, Portugal, Republic of Korea, Republic of Serbia, Romania, Russian Federation, Singapore, Slovak Republic, Slovenia, South Africa, Spain, Sweden, Switzerland, Taiwan, Turkey, Ukraine, and Vietnam

Several of the indications that Disc expects to pursue with bitopertin, including EPP, XLP and DBA, are rare diseases, and Disc expects to file for an orphan drug designation in the United States and other relevant jurisdictions. If successful, orphan drug designation may provide a form of exclusivity for a period of years, described in greater detail below. See “Disc’s Business—Governmental Regulation—Orphan Drug Designation and Exclusivity.”
Iron Homeostasis Portfolio
With regard to Disc’s iron homeostasis portfolio, including its DISC-0974 and DISC-0998 programs, Disc owns five patent families, including one PCT patent application that has entered the national phase in Australia, Canada, China, Europe, Israel, Japan, Korea, and United States, one PCT patent application that has entered the national phase in Europe, and United States, two pending PCT patent applications, and two pending U.S. provisional applications containing composition of matter, method of treatment and use claims related to Disc’s initial indication, anemia of myelofibrosis, and Disc’s expansion indications, e.g., chronic kidney disease anemia, anemia of inflammatory bowel disease and other anemias of chronic disease involving iron restriction from elevated hepcidin. Patents issuing from these PCT applications are expected to expire in 2040 and 2041, not including any patent term adjustments and any patent term extensions. Further, the above Disc-owned patent applications within its iron homeostasis portfolio are Joint Patents according to the AbbVie Agreement, whereby Disc owns the patent applications and any patents granted thereon jointly with AbbVie, and Disc holds an exclusive license to AbbVie’s interest in the patent applications and any patents granted thereon pursuant to the AbbVie Agreement.
Disc also in-licenses a patent family from AbbVie comprised of two issued U.S. patents, US 10,822,403 and US 10,118,958, that are expected to expire in 2032 and 2035, respectively, and issued patents in Australia (AU2012352168 and AU2019261820), China (CN104144947), the United Kingdom (EP2791173), Germany (EP2791173), Mexico (MX357708), and Japan (JP6342812 and JP6926176) that are each expected to expire in 2032. These in-licensed patents include composition of matter claims, as well as method of treatment and use claims related to diseases of iron metabolism, such as anemia of chronic disease, iron-refractory iron-deficiency anemia, and anemia of chronic kidney disease. This in-licensed patent family also includes eight pending non-provisional applications in the United States, Australia, Brazil, Canada, China, Europe, Japan and Mexico. Any patents that issue on these pending non-provisional applications are likewise expected to expire in 2032, not including any patent term adjustments and any patent term extensions. The above is summarized below in tabular form:
Family No.	Owned/ In-Licensed	Type of Protection	Expiration Date	Application Type	Jurisdiction of Pending Applications or Issued Patents
1	Disc Medicine owned	Claims to methods of treating myelofibrosis and related conditions with anti-hemojuvelin (HJV) antagonists	2040	PCT	United States, Australia, Canada, China, Europe (regional application), Israel, Japan, and Korea
2	Disc Medicine owned	Claims to methods of treating anemia of chronic disease with anti-HJV antagonists	2040	PCT	United States and Europe
3	Disc Medicine owned	Claims to compositions of anti-HJV antibodies for treating anemia of chronic disease	2041	PCT	International PCT application pending[1]
4	Disc Medicine owned	Claims to compositions of anti-HJV antibodies for treating myelofibrosis	2041	PCT	International PCT application pending[1]
5	Disc Medicine owned	Claims to methods of treating anemia of kidney disease with anti-HJV antagonists	2042	Provisional	U.S. provisional applications pending[2]
6	In-Licensed	Claims to compositions and methods for the diagnosis and treatment of iron-related disorders with anti-hemojuvelin (HJV) antagonists	2032	PCT	United States[3], Australia, China, the United Kingdom, Germany, Mexico, Brazil, Canada, Mexico, Europe (regional application), and Japan
1	Pending Patent Cooperation Treaty (PCT) application is eligible for prosecution and patent issuance in all PCT contracting states.
2	Pending U.S. provisional applications are eligible for filing as PCT application.
3	Note that one U.S. patent has PTA that extends the term to 2035.
Matriptase-2 Inhibitor
With regard to Disc’s Matriptase-2 inhibitor program, Disc owns 7 pending non-provisional applications in U.S., Europe, Japan, Australia, Canada, China and India and one pending PCT international application directed to compounds that inhibit Matriptase-2 and methods of using the same. Any patents that issue in the non-provisional applications are expected to expire in 2039, not including any patent term adjustments and any patent term extensions. Any applications claiming priority to the PCT application that issue as a patent are expected to expire in 2041, not including any patent term adjustments and any patent term extensions. The above is summarized below in tabular form:
Family No.	Owned/ In-Licensed	Type of Protection	Expiration Date	Application Type	Jurisdiction of Pending Applications or Issued Patents
1	Disc Medicine owned	Claims to composition of matter of matriptase-2 inhibitors and methods of using the same	2039	PCT	United States, Australia, Canada, China, Europe (regional application), Japan, and India
2	Disc Medicine owned	Claims to composition of matter of matriptase-2 inhibitors and methods of using the same	2041	PCT	International PCT application pending[1]
1	Pending Patent Cooperation Treaty (PCT) application is eligible for prosecution and patent issuance in all PCT contracting states.
Patent Term
The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which Disc files, including the U.S., the base term is 20 years from the filing date of the earliest-filed non-provisional patent application from which the patent claims priority. The term of a U.S. patent can be lengthened by patent term adjustment, which compensates the owner of the patent for administrative delays at the USPTO. In some cases, the term of a U.S. patent is shortened by terminal disclaimer that reduces its term to that of an earlier-expiring patent. The term of a U.S. patent may be eligible for patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act, to account for at least some of the time the drug is under development and regulatory review after the patent is granted. With regard to a drug for which FDA approval is the first permitted marketing of the active ingredient, the Hatch-Waxman Act allows for extension of the term of one U.S. patent that includes at least one claim covering the composition of matter of such an FDA-approved drug, an FDA-approved method of treatment using the drug and/or a method of manufacturing the FDA-approved drug. The extended patent term cannot exceed the shorter of five years beyond the non-extended expiration of the patent or fourteen years from the date of the FDA approval of the drug, and a patent cannot be extended more than once or for more than a single product. During the period of extension, if granted, the scope of exclusivity is limited to the approved product for approved uses. Some foreign jurisdictions, including Europe and Japan, have analogous patent term extension provisions, which allow for extension of the term of a patent that covers a drug approved by the applicable foreign regulatory agency.
In the future, if and when Disc’s product candidates receive FDA approval, Disc expects to apply, if appropriate, for patent term extension on patents directed to those product candidates, their methods of use and/or methods of manufacture. However, there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with Disc’s assessment of whether such extensions should be granted, and if granted, the length of such extensions. For more information regarding the risks related to Disc’s intellectual property, see “Risk Factors—Risks Related to Disc’s Intellectual Property.”
Trade Secrets
In addition to patents, Disc relies on trade secrets and know-how to develop and maintain its competitive position. Disc typically relies on trade secrets to protect aspects of its business that are not amenable to, or that Disc does not consider appropriate for, patent protection. Disc protects trade secrets and know-how by establishing confidentiality agreements and invention assignment agreements with its employees, consultants, scientific advisors, contractors and collaborators. These agreements provide that all confidential information developed or made known during the course of an individual or entities’ relationship with Disc must be kept confidential during and after the relationship. These agreements also provide that all inventions resulting from work performed for Disc or relating to Disc’s business and conceived or completed during the period of employment or assignment, as applicable, shall be Disc’s exclusive property. In addition, Disc takes other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of its proprietary information by third parties.
Although Disc takes steps to protect its proprietary information and trade secrets, including through contractual means with its employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to Disc’s trade secrets or disclose Disc’s technology. Thus, Disc may not be able to meaningfully protect its trade secrets. For more information regarding the risks related to Disc’s intellectual property, see “Risk Factors—Risks Related to Disc’s Intellectual Property.”
Governmental Regulation
The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, recordkeeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of drugs and biologics. Disc, along with its vendors, contract research organizations, or CROs, clinical investigators and contract manufacturing organizations, or CMOs, will be required to navigate the various preclinical, clinical, manufacturing and commercial approval requirements of the governing regulatory agencies of the countries in which Disc wishes to conduct studies or seek approval of its product candidates. The process of obtaining regulatory approvals of drugs and biologics and ensuring subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources.
In the United States, the FDA regulates drug products under the Federal Food, Drug, and Cosmetic Act, or FD&C Act, and biologics under the FD&C Act and the Public Health Service Act, or PHSA, as amended, and their implementing regulations. Both drugs and biologics are also subject to other federal, state and local statutes and regulations. Disc believes that bitopertin, which is a small molecule, will be regulated by the FDA as a drug product, and DISC-0974 and DISC-0998, which are monoclonal antibodies will be regulated by FDA as biologic products. If Disc fails to comply with applicable FDA or other requirements at any time with respect to product development, clinical testing, approval or any other regulatory requirements relating to product manufacture, processing, handling, storage, quality control, safety, marketing, advertising, promotion, packaging, labeling, export, import, distribution, or sale, Disc may become subject to administrative or judicial sanctions or other legal consequences. These sanctions or consequences could include, among other things, the FDA’s refusal to approve pending applications, issuance of clinical holds for ongoing studies, suspension or revocation of approved applications, warning or untitled letters, product withdrawals or recalls, product seizures, relabeling or repackaging, total or partial suspensions of manufacturing or distribution, injunctions, fines, civil penalties or criminal prosecution.
Disc’s product candidates must be approved for therapeutic indications by the FDA before they may be marketed in the United States. For drug product candidates regulated under the FD&C Act, FDA must approve a New Drug Application, or NDA. For biologic product candidates regulated under the FD&C Act and PHSA, FDA must approve a Biologics License Application, or BLA. The process is similar for both drugs and biologics and generally involves the following:
•	completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice, or GLP, requirements;
•
completion of the manufacture, under current Good Manufacturing Practices, or cGMP, conditions, of the drug substance and drug product that the sponsor intends to use in human clinical trials along with required analytical and stability testing;

•	submission to the FDA of an IND which must become effective before clinical trials may begin and must be updated annually and when certain changes are made;
•	approval by an institutional review board, or IRB, or independent ethics committee at each clinical trial site before each trial may be initiated;
•
performance of adequate and well-controlled clinical trials in accordance with applicable IND regulations, good clinical practice, or GCP, requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

•	preparation and submission to the FDA of an NDA or BLA;
•	a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;
•
satisfactory completion of one or more FDA pre-approval or pre-license inspections of the manufacturing facility or facilities where the drug will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug or biological product’s identity, strength, quality and purity;

•	satisfactory completion of FDA audit of the clinical trial sites that generated the data in support of the NDA or BLA;
•	payment of user fees for FDA review of the NDA or BLA; and
•
FDA review and approval of the NDA or BLA, including, where applicable, consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the United States.

Preclinical Studies and Clinical Trials for Drugs and Biologics
Before testing any drug or biologic in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluations of product chemistry, formulation and stability, as well as in vitro and animal studies to assess safety and in some cases to establish the rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulation and requirements, including GLP requirements for safety/toxicology studies. The results of the preclinical studies, together with manufacturing information and analytical data, must be submitted to the FDA as part of an IND.
An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before clinical trials may begin. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes the results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. Some long-term preclinical testing may continue after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks, and imposes a full or partial clinical hold. FDA must notify the sponsor of the grounds for the hold and any identified deficiencies must be resolved before the clinical trial can begin. Submission of an IND may result in the FDA not allowing clinical trials to commence or not allowing clinical trials to commence on the terms originally specified in the IND. A clinical hold can also be imposed once a trial has already begun, thereby halting the trial until the deficiencies articulated by FDA are corrected.
The clinical stage of development involves the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators, who generally are physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirements that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters and criteria to be used in monitoring safety and evaluating effectiveness. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable compared to the anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. The FDA, the IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trials to public registries. Information about clinical trials, including results for clinical trials other than Phase 1 investigations, must be submitted within specific timeframes for publication on www.ClinicalTrials.gov, a clinical trials database maintained by the National Institutes of Health.
Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a clinical trial may move forward at designated check points based on access that only the group maintains to available data from the trial and may recommend halting the clinical trial if it determines that the participants or patients are being exposed to an unacceptable health risk or other grounds, such as no demonstration of efficacy. Other reasons for suspension or termination may be made by Disc based on evolving business objectives and/or competitive climate.
A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, FDA will nevertheless accept the results of the study in support of an NDA or BLA if the study was well-designed and well-conducted in accordance with GCP requirements, including that the clinical trial was performed by a qualified investigator(s); the data are applicable to the U.S. population and U.S. medical practice; and the FDA is able to validate the data through an onsite inspection if deemed necessary.
Clinical trials to evaluate therapeutic indications to support NDAs and BLAs for marketing approval are typically conducted in three sequential phases, which may overlap.
•
Phase 1 – Phase 1 clinical trials involve initial introduction of the investigational product in a limited population of healthy human volunteers or patients with the target disease or condition. These studies are typically designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, excretion the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness.

•
Phase 2 – Phase 2 clinical trials typically involve administration of the investigational product to a limited patient population with a specified disease or condition to evaluate the drug’s potential efficacy, to determine the optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks.

•
Phase 3 – Phase 3 clinical trials typically involve administration of the investigational product to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval and physician labeling. Generally, two adequate and well-controlled Phase 3 trials are required by the FDA for approval of an NDA or BLA.
Post-approval trials, sometimes referred to as Phase 4 clinical trials or post-marketing studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of NDA or BLA approval.
Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA. Written IND safety reports must be submitted to the FDA and the investigators fifteen days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human volunteers and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor’s initial receipt of the information. During the development of a new drug or biological product, sponsors have the opportunity to meet with the FDA at certain points, including prior to submission of an IND, at the end of Phase 2 and before submission of an NDA or BLA. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development.
Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing the drug product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and manufacturers must develop, among other things, methods for testing the identity, strength, quality and purity of the final drug product. For biological products in particular, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined in order to help ensure safety, purity and potency. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.
U.S. Marketing Approval for Drugs and Biologics
Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. An NDA is a request for approval to market a new drug for one or more specified indications and must contain proof of the drug’s safety and efficacy for the requested indications. A BLA is a request for approval to market a new biologic for one or more specified indications and must contain proof of the biologic’s safety, purity and potency for the requested indications. The marketing application is required to include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational drug, or the safety, purity and potency of the investigational biologic, to the satisfaction of the FDA. FDA must approve an NDA or BLA before a drug or biologic may be marketed in the United States. The FDA reviews all submitted NDAs and BLAs to ensure they are sufficiently complete to permit substantive review before it accepts them for filing and may request additional information rather than accepting the NDA or BLA for filing. The FDA must make a decision on accepting an NDA or BLA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the NDA or BLA. The FDA reviews an NDA or BLA to determine, among other things, whether the product is safe and effective for the indications sought and whether the facility in which it is manufactured, processed, packaged or held meets standards, including cGMP requirements, designed to assure and preserve the product’s continued identity, strength, quality and purity. Under the goals and polices agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA targets ten months, from the filing date, in which to complete its initial review of a new molecular entity NDA or BLA and respond to the applicant, and six months from the filing date of a new molecular entity NDA or BLA for priority review. The FDA does not always meet its PDUFA goal dates for standard or priority NDAs or BLAs, and the review process is often extended by FDA requests for additional information or clarification.
Further, under PDUFA, as amended, each NDA or BLA must be accompanied by a substantial user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs or BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.
The FDA also may require submission of a Risk Evaluation and Mitigation Strategy, or REMS, if it believes that a risk evaluation and mitigation strategy is necessary to ensure that the benefits of the drug outweigh its risks. A REMS can include use of risk evaluation and mitigation strategies like medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, special monitoring or other risk-minimization tools.
The FDA may refer an application for a novel drug or biologic to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, which reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
Before approving an NDA or BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and are adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP and other requirements and the integrity of the clinical data submitted to the FDA.
After evaluating the NDA or BLA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a Complete Response Letter. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA or BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response Letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response Letter, the FDA may require additional clinical or preclinical testing or recommend other actions, such as requests for additional information or clarification, that the applicant might take in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications.
Even if the FDA approves a product, depending on the specific risk(s) to be addressed it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.
Orphan Drug Designation and Exclusivity
Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, which is a disease or condition with either a patient population of fewer than 200,000 individuals in the United States, or a patient population of 200,000 or more individuals in the United States when there is no reasonable expectation that the cost of developing and making the product available in the United States for the disease or condition will be recovered from sales of the product. Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, though companies developing orphan products are eligible for certain incentives, including tax credits for qualified clinical testing and waiver of application fees.
If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to a seven-year period of marketing exclusivity during which the FDA may not approve any other applications to market the same therapeutic agent for the same indication, except in limited circumstances, such as a subsequent product’s showing of clinical superiority over the product with orphan exclusivity or where the original applicant cannot produce sufficient quantities of product. Competitors, however, may receive approval of different therapeutic agents for the indication for which the orphan product has exclusivity or obtain approval for the same therapeutic agent for a different indication than that for which the orphan product has exclusivity. Orphan product exclusivity could block the approval of one of Disc’s products for seven years if a competitor obtains approval for the same therapeutic agent for the same indication before Disc does, unless Disc is able to demonstrate that Disc’s product is clinically superior. If an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity. Further, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.
The FDA may further reevaluate its regulations and policies under the Orphan Drug Act. It is unclear as to how, if at all, the FDA may change the orphan drug regulations and policies in the future.
Rare Pediatric Disease Designation and Priority Review Vouchers
Under the FD&C Act, the FDA incentivizes the development of products that meet the definition of a “rare pediatric disease,” defined to mean a serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years and the disease affects fewer than 200,000 individuals in the United States or affects 200,000 or more in the United States and for which there is no reasonable expectation that the cost of developing and making in the United States a drug for such disease or condition will be recovered from sales in the United States of such drug. The sponsor of a product candidate for a rare pediatric disease may be eligible for a voucher that can be used to obtain a priority review for a subsequent human drug application after the date of approval of the rare pediatric disease drug product, referred to as a priority review voucher, or PRV. A sponsor may request rare pediatric disease designation from the FDA prior to the submission of its NDA or BLA. A rare pediatric disease designation does not guarantee that a sponsor will receive a PRV upon approval of its NDA or BLA. Moreover, a sponsor who chooses not to submit a rare pediatric disease designation request may nonetheless receive a PRV upon approval of its marketing application if it requests such a voucher in its original marketing application and meets all of the eligibility criteria. If a PRV is received, it may be sold or transferred an unlimited number of times. Congress has extended the PRV program through September 30, 2024, with the potential for PRVs to be granted through September 30, 2026.
Expedited Development and Review Programs for Drugs and Biologics
The FDA maintains several programs intended to facilitate and expedite development and review of new drugs and biologics to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval, and the purpose of these programs is to either expedite the development or review of important new drugs and biologics to get them to patients more quickly than standard FDA review timelines typically permit.
A new drug or biologic is eligible for Fast Track designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such disease or condition. Fast track designation applies to the combination of the product candidate and the specific indication for which it is being studied. Fast Track designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for rolling review once a marketing application is filed. Rolling review means that the FDA may review portions of the marketing application before the sponsor submits the complete application.

In addition, a new drug or biologic may be eligible for Breakthrough Therapy designation if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug or biologic, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy designation provides all the features of Fast Track designation in addition to intensive guidance on an efficient product development program beginning as early as Phase 1, and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.
Any product submitted to the FDA for approval, including a product with Fast Track or Breakthrough Therapy designation, may also be eligible for additional FDA programs intended to expedite the review and approval process, including Priority Review designation and Accelerated Approval. A product is eligible for Priority Review, once an NDA or BLA is submitted, if the product that is the subject of the marketing application has the potential to provide a significant improvement in safety or effectiveness in the treatment, diagnosis or prevention of a serious disease or condition. Under priority review, the FDA’s goal date to take action on the marketing application is six months compared to ten months for a standard review.
Products are eligible for Accelerated Approval if they can be shown to have an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or an effect on a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, which is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Accelerated Approval is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, adequate and well-controlled additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. The FDA may withdraw approval of a product or an indication approved under Accelerated Approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, for products being considered for Accelerated Approval, the FDA generally requires, unless otherwise informed by the agency, that all advertising and promotional materials intended for dissemination or publication within 120 days of marketing approval be submitted to the agency for review during the pre-approval review period. After the 120-day period has passed, all advertising and promotional materials must be submitted at least 30 days prior to the intended time of initial dissemination or publication.
Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval, though they may expedite the development or review process.
Pediatric Information and Pediatric Exclusivity
Under the Pediatric Research Equity Act, or PREA, as amended, certain NDAs and BLAs and certain NDA and BLA supplements must contain data that can be used to assess the safety and efficacy of the product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The FD&C Act requires that a sponsor who is planning to submit a marketing application for a product candidate that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 study. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs. Unless otherwise required by regulation, PREA does not apply to a drug or biologic for an indication for which orphan designation has been granted.
A product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.
U.S. Post-Approval Requirements for Drugs and Biologics
Drugs and biologics manufactured or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, reporting of adverse experiences with the product, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as “off-label use”) and limitations on industry-sponsored scientific and educational activities.
Although physicians may prescribe approved products for off-label uses, manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, including not only by company employees but also by agents of the company or those speaking on the company’s behalf, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including investigation by federal and state authorities. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Promotional materials for approved drugs and biologics must be submitted to the FDA in conjunction with their first use or first publication. Further, if there are any modifications to the drug or biologic, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or BLA or NDA or BLA supplement, which may require the development of additional data or preclinical studies and clinical trials.
The FDA may impose a number of post-approval requirements as a condition of approval of an NDA or BLA. For example, the FDA may require post-market testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. In addition, manufacturers and their subcontractors involved in the manufacture and distribution of approved drugs and biologics are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMPs, which impose certain procedural and documentation requirements on sponsors and their CMOs. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon Disc and any third-party manufacturers that a sponsor may use. Additionally, manufacturers and other parties involved in the drug supply chain for prescription drug and biological products must also comply with product tracking and tracing requirements and for notifying FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Accordingly, manufacturers must continue to expend time money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. Failure to comply with statutory and regulatory requirements may subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution. There is also a continuing, annual program user fee for any marketed product.
The FDA may withdraw approval of a product if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS. Other potential consequences include, among other things:
•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;
•	fines, warning letters or holds on post-approval clinical trials;
•	refusal of the FDA to approve applications or supplements to approved applications, or suspension or revocation of product approvals;
•	product seizure or detention, or refusal to permit the import or export of products;

•	injunctions or the imposition of civil or criminal penalties;
•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs; and
•	mandated modification of promotional materials and labeling and issuance of corrective information.
U.S. Patent Term Restoration and Marketing Exclusivity
Depending upon the timing, duration and specifics of FDA approval of Disc’s future product candidates, some of Disc’s United States patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit restoration of the patent term of up to five years as compensation for patent term lost during the FDA regulatory review process. Patent term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA plus the time between the submission date of an NDA or BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, Disc may apply for restoration of patent term for its currently owned or licensed patents to add patent life beyond a patent’s current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA or BLA.
Marketing exclusivity provisions under the FDCA also can delay the submission or the approval of certain drug product applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an Abbreviated New Drug Application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.
U.S. Biosimilars and Exclusivity
The Biologics Price Competition and Innovation Act, or BPCIA, created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars in the United States. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.
Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed.

During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.
Other Regulatory Matters
Manufacturing, labeling, packaging, distribution, sales, promotion and other activities of product candidates following product approval, where applicable, or commercialization are also potentially subject to federal and state consumer protection and unfair competition laws, among other requirements to which Disc may be subject. Additionally, the activities associated with the commercialization of product candidates is subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, which may include the Centers for Medicare & Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments and governmental agencies.
The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive recordkeeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.
The failure to comply with any of these laws or regulatory requirements may subject firms to legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, exclusion from federal healthcare programs, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, relabeling or repackaging, or refusal to allow a firm to enter into supply contracts, including government contracts. Any claim or action against Disc for violation of these laws, even if Disc successfully defends against it, could cause Disc to incur significant legal expenses and divert its management’s attention from the operation of its business. Prohibitions or restrictions on marketing, sales or withdrawal of future products marketed by Disc could materially affect Disc’s business in an adverse way.
Changes in statutes, regulations, or the interpretation of existing regulations could impact Disc’s business in the future by requiring, for example: (i) changes to Disc’s manufacturing arrangements; (ii) additions or modifications to product labeling or packaging; (iii) the recall or discontinuation of Disc’s products; or (iv) additional recordkeeping requirements. If any such changes were to be imposed, they could adversely affect the operation of Disc’s business.
Patients Rely on Insurance Coverage by Third-Party Payors (third-party payors include Medicare and Medicaid (government payors) and commercial insurance companies such as Blue Cross Blue Shield, Humana, Cigna, etc.) to Pay for Products
In the United States and markets in other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Disc’s ability to successfully commercialize its product candidates will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow Disc to establish or maintain pricing sufficient to realize a sufficient return on Disc’s investment. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels.
No Uniform Policy Exists for Coverage and Reimbursement in the U.S.
There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved products and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree.
Further, due to the COVID-19 pandemic, millions of individuals have lost/will be losing employer-based insurance coverage, which may adversely affect Disc’s ability to commercialize its products. It is unclear what effect, if any, the American Rescue Plan will have on the number of covered individuals.
Other Healthcare Laws
Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business that may constrain the financial arrangements and relationships through which Disc researches, as well as sells, markets and distributes any products for which Disc obtains marketing authorization. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, and transparency laws and regulations related to drug pricing and payments and other transfers of value made to physicians and other healthcare providers. If Disc’s operations are found to be in violation of any of such laws or any other governmental regulations that apply, Disc may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs and responsible individuals may be subject to imprisonment.
Affordable Care Act and Legislative Reform Measures
Payors, whether domestic or foreign, or governmental or private, are developing increasingly sophisticated methods of controlling healthcare costs and those methods are not always specifically adapted for new technologies such as gene therapy and therapies addressing rare diseases such as those Disc is developing. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact Disc’s ability to sell its products profitably. In particular, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, was enacted, which, among other things, subjected biologic products to potential competition by lower-cost biosimilars; addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations; subjected manufacturers to new annual fees and taxes for certain branded prescription drugs; created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and provided incentives to programs that increase the federal government’s comparative effectiveness research.
Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an Executive Order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The Executive Order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administrations or other efforts, if any, to challenge repeal or replace the ACA, will impact Disc’s business.
Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. For example, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. Further, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint

Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs, including aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension that lasted from May 1, 2020 through March 31, 2022 due to the COVID-19 pandemic. Following the suspension, a 1% payment reduction began April 1, 2022, lasting through June 30, 2022. The 2% payment reduction resumed on July 1, 2022.
Other U.S. Environmental, Health and Safety Laws and Regulations
Disc may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, Disc’s operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if Disc contracts with third parties for the disposal of these materials and waste products, Disc cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of Disc’s hazardous materials, Disc could be held liable for any resulting damages, and any liability could exceed Disc’s resources. Disc also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.
Disc maintains workers’ compensation insurance to cover costs and expenses Disc may incur due to injuries to its employees as well as insurance for environmental liability, but this insurance may not provide adequate coverage against potential liabilities. However, Disc does not maintain insurance for toxic tort claims that may be asserted against Disc.
In addition, Disc may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair Disc’s research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.
Employees and Human Capital Resources
As of August 9, 2022, Disc had 37 full-time employees, including 18 who hold Ph.D. or M.D. degrees, and one part-time employee. Of the full-time employees, 27 employees are engaged in research and development and 10 employees are engaged in management or general and administrative activities. None of Disc’s employees are subject to a collective bargaining agreement or represented by a trade or labor union. Disc considers its relationship with its employees to be good.
Disc’s human capital objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating its existing and additional employees. The principal purposes of Disc’s equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.
Facilities
Disc’s principal office is located at 321 Arsenal Street, Suite 101, Watertown, MA 02472, where Disc leases approximately 7,566 square feet of office space. The lease term began in November 2021 and will end in November 2026. Disc believes that these facilities will be adequate for its near-term needs. If required, Disc believes that suitable additional or substitute space will be available in the future on commercially reasonable terms to accommodate any such expansion of its operations.
Legal Proceedings
From time to time, Disc may be involved in various other claims and legal proceedings relating to claims arising out of Disc’s operations. Disc is not currently a party to any material legal proceedings.

GEMINI MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion and analysis of Gemini’s financial condition and results of operations should be read in conjunction with Gemini’s consolidated financial statements and notes thereto appearing elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to Gemini’s plans and strategy for Gemini’s business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, Gemini’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
Gemini is a clinical-stage precision medicine company developing novel therapeutic compounds to treat genetically defined, age-related macular degeneration (“AMD”). Gemini’s lead product candidate, GEM103, is a recombinant form of the human complement factor H protein (“CFH”) and is designed to address complement hyperactivity and overall dysregulation caused by loss of function mutations thus restoring retinal health in patients with AMD. Native CFH serves multiple functions in maintaining retinal health, including regulating lipid metabolism in the retina, protecting the retina against lipid and protein by-products of oxidative stress, and regulating the complement system, which is part of the innate immune system. This multifaceted regulation plays an integral role in engagement and maintenance of complement-mediated immune responses that are involved in pathogen defense and cellular debris clearance.
In January 2022, Gemini announced that it discontinued both of its Phase 2a clinical trials of GEM103, the ReGAtta study and the GEM103 as an Add-On to Anti-VEGF Therapy for the Treatment of Wet-AMD study.
In February 2022, Gemini announced a corporate restructuring and that it had initiated a process to evaluate strategic alternatives. After a comprehensive review of strategic alternatives, including identifying and reviewing potential candidates for a strategic transaction, on August 9, 2022, Gemini entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Disc Medicine, Inc., a Delaware corporation (“Disc”), and Gemstone Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Gemini (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into Disc (the “merger”), with Disc continuing as the surviving company and a wholly-owned subsidiary of the Company. The merger was unanimously approved by Gemini’s board of directors (the “Board”), and the Board resolved to recommend approval of the Merger Agreement to Gemini’s stockholders.
The merger is expected to close in the fourth quarter of 2022 and is subject to approval by the stockholders of Disc and Gemini as well as other customary closing conditions, including the effectiveness of a registration statement filed with the SEC in connection with the transaction and Nasdaq’s approval of the listing of the shares of Gemini’s common stock to be issued in connection with the merger. If Gemini is unable to satisfy certain closing conditions or if other mutual closing conditions are not satisfied, Disc will not be obligated to complete the merger. The Merger Agreement contains certain termination rights of each of Disc and Gemini. Under certain circumstances, Disc could be required to pay Gemini a termination fee of $7.8 million and up to $0.8 million of Gemini’s expenses. Gemini could be required to pay Disc a termination fee of $3.0 million and up to $0.8 million Disc’s expenses. If the merger is completed, the business of Disc will continue as the business of the combined company.
Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger (the “Effective Time”), each then outstanding share of Disc common stock (including shares of Disc common stock issued upon conversion of Disc preferred stock and shares of Disc common stock issued in the concurrent financing transaction) will be converted into the right to receive a number of shares of Gemini’s common stock (subject to the payment of cash in lieu of fractional shares and after giving effect to a reverse stock split of Gemini common stock) calculated in accordance with the Merger Agreement (the “Exchange Ratio”). Pursuant to the Merger Agreement, the Exchange Ratio is calculated using a formula intended to allocate existing Gemini and Disc securityholders a percentage of the combined company. The final Exchange Ratio is subject to adjustment prior to closing of the merger based on Gemini’s net cash at closing and the aggregate proceeds from the sale of Disc common stock in the concurrent Disc financing transaction. Further, at the Effective Time, each person who as of immediately prior to the Effective Time was a stockholder of record of Gemini or had the right to receive Gemini’s common stock will be entitled to receive a contractual contingent value right (“CVR”) issued by Gemini subject to and in accordance with the terms and conditions of a Contingent Value Rights Agreement between Gemini, the holder’s representative and the rights agent (the “CVR Agreement”), representing the contractual right to receive payments from the post-closing combined company upon receipt of certain proceeds derived from consideration paid as a result of the disposition of Gemini’s pre-merger assets, net of certain permitted deductions for expenses.
Concurrently with the execution and delivery of the Merger Agreement, certain parties have entered into agreements with Disc pursuant to which they have agreed, subject to the terms and conditions of such agreements, to purchase prior to the consummation of the merger shares of Disc common stock for an aggregate purchase price of approximately $53.5 million. Shares of Disc common stock issued pursuant to this financing transaction will be converted into shares of Gemini’s common stock in the merger in accordance with the Exchange Ratio.
Gemini’s future operations are highly dependent on the success of the merger and there can be no assurances that the merger will be successfully consummated. In the event that Gemini does not complete the transaction with Disc, Gemini may explore strategic alternatives, including, without limitation, another strategic transaction and/or pursue a dissolution and liquidation of Gemini.
Since inception in 2015, Gemini has devoted substantially all its efforts and financial resources to organizing and staffing Gemini’s company, business planning, raising capital, discovering product candidates and securing related intellectual property rights and conducting research and development activities for Gemini’s product candidates. Gemini does not have any products approved for sale, and Gemini has not generated any revenue from product sales. Gemini may never be able to develop or commercialize a marketable product.
To the extent Gemini continues to pursue clinical development of GEM103 or any other product candidate, Gemini’s ability to generate revenue from product sales sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of Gemini’s product candidates. Gemini has not yet successfully completed any pivotal clinical trials, nor has Gemini obtained any regulatory approvals, manufactured a commercial-scale drug, or conducted sales and marketing activities.
Macroeconomic Conditions
Gemini is currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability, including in Europe, and record inflation. Gemini’s business, financial condition and results of operations could be materially and adversely affected by any negative impact on the global economy and capital markets resulting from these global economic conditions, particularly if such conditions are prolonged or worsen.
Economic uncertainty in various global markets, including the U.S. and Europe, caused by political instability and conflict and economic challenges caused by the ongoing COVID-19 pandemic, have led to market disruptions, including significant volatility in commodity prices, credit and capital market instability and supply chain interruptions, which have caused record inflation globally.
Gemini has not incurred impairment losses in the carrying values of Gemini’s assets as a result of these macroeconomic conditions, and Gemini is not aware of any specific related event or circumstance that would require Gemini to revise its estimates reflected in its condensed consolidated financial statements. Although, to date, Gemini’s business has not been materially impacted by these global economic and geopolitical conditions, it is impossible to predict the extent to which Gemini’s operations will be impacted in the short and long term, or the ways in which such instability could impact Gemini’s business and results of operations. The extent and duration of these market disruptions, whether as a result of the military conflict between Russia and Ukraine, geopolitical tensions, record inflation or otherwise, are impossible to predict, but could be substantial. Furthermore, the ongoing COVID-19 pandemic and related impacts have resulted in and will likely continue to result in significant disruptions to the global economy and capital markets around the world. Gemini cannot predict the future progression or full impact of the outbreak and its effects on Gemini’s business and operations. Any such disruptions may also magnify the impact of other risks described in this proxy statement/prospectus.
2021 Business Combination
On February 5, 2021, FS Development Corporation, a Delaware corporation (“FSDC”), consummated a previously announced business combination pursuant to the terms of the agreement and plan of merger, dated as of October 15, 2020 (as amended, supplemented or otherwise modified from time to time, the “2020 Merger Agreement”), by and among Gemini Therapeutics, Inc., a Delaware corporation (“Old Gemini”), Shareholder Representative Services LLC, a Colorado limited liability company solely in its capacity as the representative, agent and attorney-in-fact of the company securityholders (the “Stockholders’ Representative”), and FSG Merger Sub Inc., a Delaware corporation (the “FSG Merger Sub”) (the “2021 Business Combination”).

FSDC was incorporated in Delaware on June 25, 2020 and was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
On the day prior to the closing date, Old Gemini changed its name to “Gemini Therapeutics Sub, Inc.” Pursuant to the 2020 Merger Agreement, on the closing date, (i) FSDC changed its name to “Gemini Therapeutics, Inc.”, and (ii) Old Gemini merged with and into FSG Merger Sub (the “2021 merger”), with Old Gemini as the surviving company in the 2021 merger and, after giving effect to such 2021 merger, Old Gemini becoming a wholly-owned subsidiary of Gemini. Upon the closing of the 2021 Business Combination, and pursuant to the terms of the 2020 Merger Agreement, the existing stockholders of Old Gemini exchanged their interests for shares of common stock of Gemini.
In connection with the 2021 Business Combination, certain investors purchased an aggregate of $95.1 million of Gemini’s common stock in a private placement of public equity (the “PIPE Financing”). Together with FSDC’s cash resources and funding of the PIPE Financing, Gemini received net proceeds of approximately $195.9 million.
Gemini accounted for the 2021 Business Combination as a reverse recapitalization, which is the equivalent of Old Gemini issuing stock for the net assets of FSDC, accompanied by a recapitalization, with FSDC treated as the acquired company for accounting purposes. The net assets of FSDC were stated at historical cost with no goodwill or other intangible assets recorded. Reported results from operations included herein prior to the 2021 Business Combination are those of Old Gemini. The shares and corresponding capital amounts and loss per share related to Old Gemini’s outstanding convertible preferred stock and common stock prior to the 2021 Business Combination have been retroactively restated to reflect the conversion ratio established in the 2020 Merger Agreement (1.00 Old Gemini share for 0.2180 shares of Gemini.
Financial Operations Overview
Revenue
Gemini has not generated any revenue since inception and does not expect to generate any revenue from the sale of products in the near future, if at all. If Gemini’s development efforts were to continue and were successful and Gemini was to commercialize any of its product candidates, or if Gemini enters into collaboration or license agreements with third parties, Gemini may generate revenue in the future from product sales, as well as upfront, milestone and royalty payments from such collaboration or license agreements, or a combination thereof.
Operating expenses
Research and development expenses
Research and development expenses consist primarily of costs incurred for research activities, including drug discovery efforts and the clinical development of Gemini’s product candidates. Gemini expenses research and development costs as incurred, which include:
•	expenses incurred to conduct the necessary preclinical studies and clinical trials required to obtain regulatory approval;
•	expenses incurred under agreements with CROs that are primarily engaged in the oversight and conduct of Gemini’s drug discovery efforts, preclinical studies, and clinical trials;
•	expenses incurred under agreements with CMOs that are primarily engaged to provide preclinical and clinical drug substance and product for Gemini’s research and development programs;
•
other costs related to acquiring and manufacturing materials in connection with Gemini’s drug discovery efforts and preclinical studies and clinical trial materials, including manufacturing validation batches, as well as investigative sites and consultants that conduct Gemini’s clinical trials, preclinical studies and other scientific development services;

•	payments made in cash or equity securities under third-party licensing, acquisition and option agreements;
•	employee-related expenses, including salaries and benefits, travel and stock-based compensation expense for employees engaged in research and development functions; and
•	costs related to comply with regulatory requirements.

Gemini recognizes external development costs as incurred. Any advance payments that Gemini makes for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. Such amounts are expensed as the related goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered or the services rendered. Gemini estimates and accrues for the value of goods and services received from CROs, CMOs and other third parties each reporting period based on an evaluation of the progress to completion of specific tasks using information provided to Gemini by its service providers. This process involves reviewing open contracts and purchase orders, communicating with Gemini’s personnel to identify services that have been performed on Gemini’s behalf and estimating the level of service performed and the associated cost incurred for the service when Gemini has not yet been invoiced or otherwise notified of actual costs.
Gemini does not track its research and development expenses on a program-by-program basis. Gemini’s direct external research and development expenses consist primarily of external costs, such as fees paid to outside consultants, CROs, CMOs and research laboratories in connection with Gemini’s preclinical development, process development, manufacturing and clinical development activities. Gemini does not allocate employee costs, costs associated with Gemini’s discovery efforts, laboratory supplies, and facilities, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. Gemini uses internal resources primarily to conduct its research and discovery as well as for managing its preclinical development, process development, manufacturing and clinical development activities. These employees work across multiple programs and, therefore, Gemini does not track their costs by program.
Research and development activities have historically been central to Gemini’s business model. Gemini anticipates that its research and development expenses will decrease in 2022 compared to 2021 due to its planned reduced clinical efforts in 2022 and restructuring plans implemented in connection with its exploration of strategic alternatives. If Gemini was to continue to pursue development efforts and Gemini believes a regulatory approval of a product candidate appears likely, Gemini would anticipate an increase in payroll and other expenses as a result of its preparation of regulatory filings and precommercial activities.
At this time, Gemini cannot reasonably estimate or know the nature, timing and costs of the efforts that would be necessary to complete the preclinical and clinical development of any of its product candidates or when, if ever, material net cash inflows may commence from any of its product candidates. The successful development and commercialization of any of Gemini’s product candidates is highly uncertain. This uncertainty is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of the following:
•	the scope, progress, timing, outcome and costs of any continued preclinical development activities, clinical trials and other related development activities;
•	delays, suspensions, or other setbacks or interruptions encountered, including as a result of the ongoing COVID-19 pandemic;
•	establishing an appropriate safety and efficacy profile with any IND enabling studies and obtaining clearance for future IND applications;
•	successful patient enrollment in and the initiation and completion of any clinical trials;
•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities including the U.S. Food and Drug Administration (“FDA”) and non-U.S. regulatory authorities;
•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;
•
establishing clinical and commercial manufacturing capabilities or making arrangements with third-party manufacturers in order to ensure that Gemini or Gemini’s third-party manufacturers are able to make and scale Gemini’s products successfully;

•	development and timely delivery of clinical-grade and commercial-grade drug formulations that can be used in Gemini’s clinical trials and for commercial launch;
•	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;
•	significant and changing government regulation;

•	launching commercial sales of Gemini’s product candidates, if and when approved, whether alone or in collaboration with others; and
•	maintaining a continued acceptable safety profile of Gemini’s product candidates following approval, if any, of Gemini’s product candidates.
A change in any of these variables with respect to any of Gemini’s programs would significantly change the costs, timing and viability associated with that program.
General and administrative expenses
General and administrative expenses consist primarily of employee-related expenses, including salaries and related benefits, travel and stock-based compensation for personnel in executive, business development, finance, human resources, legal, information technology and administrative functions. General and administrative expenses also include insurance costs and professional fees for legal, patent, consulting, investor and public relations, accounting and audit services. Gemini expenses general and administrative costs as incurred.
Gemini anticipates that its general and administrative expenses will decrease in 2022 as compared to 2021 due to restructuring plans Gemini implemented. If Gemini was to continue product development efforts and at any point in the future Gemini believes a regulatory approval of a product candidate appears likely, Gemini would anticipate an increase in payroll and other expenses as a result of its preparation for commercial operations, especially as it relates to the sales and marketing of that product candidate. Additionally, depending on the outcome of Gemini’s ongoing strategic alternative review process, there may be an increase in general and administrative expenses.
Other income (expense)
Interest expense
Interest expense consists of interest accrued on a term loan facility of up to $10.0 million (the “Term Loan”) Gemini entered into with Silicon Valley Bank (“SVB”) in February 2019 and, for the nine months ended September 30, 2021, interest expense for the Notes, including the accretion of the beneficial conversion feature discount recognized on the issuance date of the Notes.
Interest income
Interest income consists of income earned on Gemini’s cash, cash equivalents and restricted cash.
Loss on conversion of convertible notes
Immediately prior to the closing of the 2021 Business Combination, the outstanding principal and interest under the Notes converted into shares of Series B preferred stock, and Gemini recorded other expense equal to the difference between the reacquisition price of the Notes and the net carrying amount of the Notes in the condensed consolidated statements of operations and comprehensive loss.
Provision for income taxes
Gemini has not recorded any significant amounts related to income tax expense, Gemini has not recognized any reserves related to uncertain tax positions, nor has Gemini recorded any income tax benefits for the majority of its net losses Gemini has incurred to date or for its research and development tax credits.
Gemini accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the condensed consolidated financial statements or Gemini’s tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of existing assets and liabilities and for loss and credit carryforwards, which are measured using the enacted tax rates and laws in effect in the years in which the differences are expected to reverse. The realization of Gemini’s deferred tax assets is dependent upon the generation of future taxable income, the amount and timing of which are uncertain. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Gemini continues to maintain a full valuation allowance against all of Gemini’s net deferred tax assets based on its evaluation of all available evidence.

Gemini files income tax returns in the U.S. federal tax jurisdiction and state jurisdictions and may become subject to income tax audit and adjustments by related tax authorities. Gemini’s tax return period for U.S. federal income taxes for the tax years since 2018 remain open to examination under the statute of limitations by the Internal Revenue Service and state jurisdictions. Gemini records reserves for potential tax payments to various tax authorities related to uncertain tax positions, if any. The nature of uncertain tax positions is subject to significant judgment by management and subject to change, which may be substantial. These reserves are based on a determination of whether and how much a tax benefit taken by Gemini in its tax filings or positions is more likely than not to be realized following the resolution of any potential contingencies related to the tax benefit. Gemini develops its assessment of uncertain tax positions, and the associated cumulative probabilities, using internal expertise and assistance from third-party experts. As additional information becomes available, estimates are revised and refined. Differences between estimates and final settlement may occur resulting in additional tax expense. Potential interest and penalties associated with such uncertain tax positions is recorded as a component of Gemini’s provision for income taxes. To date, no amounts are being presented as an uncertain tax position.
In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. Gemini may experience ownership changes as a result of subsequent shifts in its stock ownership.
Results of operations
Comparison of the years ended December 31, 2021 and 2020
The following table summarizes Gemini’s results of operations for the years ended December 31, 2021 and 2020 (in thousands):
	Year Ended December 31,
	2021	2020	Change
Operating expenses:
Research and development	$48,717	$28,170	$20,547
General and administrative	20,285	5,870	14,415
Total operating expenses	69,002	34,040	34,962
Loss from operations	(69,002)	(34,040)	(34,962)
Other income (expense):
Interest expense	(2,158)	(6,826)	4,668
Interest income	15	37	(22)
Loss on conversion of convertible notes	(711)	—	(711)
Change in fair value of warrant liability	—	(8)	8
Other expense	(13)	—	(13)
Net loss and comprehensive loss	$(71,869)	$(40,837)	$(31,032)
Research and development expenses
Research and development expenses were $48.7 million for the year ended December 31, 2021, compared to $28.2 million for the year ended December 31, 2020. The increase of $20.5 million was primarily due to an increase in external research and development costs related to clinical trial activities of GEM103. In addition, research and development personnel costs were higher period over period, including stock-based compensation, due to an increase in headcount in Gemini’s research and development function to support the advancement of Gemini’s programs.
General and administrative expenses
General and administrative expenses were $20.3 million for the year ended December 31, 2021, compared to $5.9 million for the year ended December 31, 2020. The increase of $14.4 million was primarily due to higher personnel-related costs, including stock-based compensation, in support of organizational growth and higher legal, insurance and other professional fees incurred in connection with operating as a public company.

Interest expense
Interest expense was $2.2 million for the year ended December 31, 2021, compared to $6.8 million for the year ended December 31, 2020. The decrease of $4.6 million was due to the accretion of the beneficial conversion feature discount recognized at the issuance date of the Notes in 2020.
Loss on conversion of convertible notes
The loss on conversion of convertible notes was $0.7 million for the year ended December 31, 2021, compared to $0 for the year ended December 31, 2020. The increase reflects the difference between the reacquisition price of the Notes and the net carrying amount of the Notes at the time that the Notes converted into shares of Series B preferred stock immediately prior to the closing of the 2021 Business Combination.
Comparison of the three months ended September 30, 2022 and 2021
The following table summarizes Gemini’s results of operations for the three months ended September 30, 2022 and 2021 (in thousands):
	Three Months Ended September 30,
	2022	2021	Change
Operating expenses:
Research and development	$438	$13,455	$(13,017)
General and administrative	3,299	4,995	(1,696)
Total operating expenses	3,737	18,450	(14,713)
Loss from operations	(3,737)	(18,450)	14,713
Other income (expense):
Interest expense	(41)	(104)	63
Interest income	499	5	494
Other expense	—	(2)	2
Other income	2	—	2
Net loss and comprehensive loss	$(3,277)	$(18,551)	$15,274
Research and development expenses
Research and development expenses were $0.4 million for the three months ended September 30, 2022, compared to $13.5 million for the three months ended September 30, 2021. The decrease of $13.1 million was primarily due to a decrease in external research costs related to the elimination of Gemini’s lab space and a decrease in development costs related to lower clinical trial activities of GEM103. In addition, research and development personnel costs were lower period over period, including stock-based compensation, due to a decrease in headcount in Gemini’s research and development function in connection with the restructuring plans Gemini implemented.
General and administrative expenses
General and administrative expenses were $3.3 million for the three months ended September 30, 2022, compared to $5.0 million for the three months ended September 30, 2021. The decrease of $1.7 million was primarily due to lower personnel-related costs, including stock-based compensation, due to a decrease in headcount in Gemini’s general and administrative function in connection with the restructuring plans Gemini implemented.
Interest expense
Interest expense was $41 thousand and $0.1 million for the three months ended September 30, 2022 and 2021, respectively, related to interest on the Term Loan.
Interest income
Interest income was $0.5 million and $5 thousand for the three months ended September 30, 2022 and 2021, respectively, related to interest earned on our cash, cash equivalents and restricted cash.

Comparison of the nine months ended September 30, 2022 and 2021
The following table summarizes Gemini’s results of operations for the nine months ended September 30, 2022 and 2021 (in thousands):
	Nine Months Ended September 30,
	2022	2021	Change
Operating expenses:
Research and development	$12,822	$36,083	$(23,261)
General and administrative	13,326	15,177	(1,851)
Total operating expenses	26,148	51,260	(25,112)
Loss from operations	(26,148)	(51,260)	25,112
Other income (expense):
Interest expense	(155)	(2,073)	1,918
Interest income	657	11	646
Loss on conversion of convertible notes	—	(711)	711
Other expense	—	(13)	13
Other income	48	—	48
Net loss and comprehensive loss	$(25,598)	$(54,046)	$28,448
Research and development expenses
Research and development expenses were $12.8 million for the nine months ended September 30, 2022, compared to $36.1 million for the nine months ended September 30, 2021. The decrease of $23.3 million was primarily due to a decrease in external research costs related to the elimination of Gemini’s lab space and a decrease in development costs related to lower clinical trial activities of GEM103. In addition, research and development personnel costs were lower period over period, including stock-based compensation, due to both a decrease in headcount in Gemini’s research and development function in connection with the restructuring plans Gemini implemented and the employee retention credit receivable recorded during the nine months ended September 30, 2022.
General and administrative expenses
General and administrative expenses were $13.3 million for the nine months ended September 30, 2022, compared to $15.2 million for the nine months ended September 30, 2021. The decrease of $1.9 million was primarily due to lower personnel-related costs due to both a decrease in headcount in Gemini’s general and administrative function in connection with the restructuring plans Gemini implemented and the employee retention credit receivable recorded during the nine months ended September 30, 2022.
Interest expense
Interest expense was $0.2 million for the nine months ended September 30, 2022, compared to $2.1 million for the nine months ended September 30, 2021. The decrease of $1.9 million is primarily due to accretion during the nine months ended September 30, 2021 of the beneficial conversion feature discount recognized at the issuance date of the Notes in 2020.
Interest income
Interest income was $0.7 million and $11 thousand for the nine months ended September 30, 2022 and 2021, respectively, related to interest earned on our cash, cash equivalents and restricted cash.
Loss on conversion of convertible notes
The loss on conversion of convertible notes was $0 for the nine months ended September 30, 2022, compared to $0.7 million for the nine months ended September 30, 2021. The decrease reflects the difference between the reacquisition price of the Notes and the net carrying amount of the Notes at the time that the Notes converted into shares of Series B preferred stock immediately prior to the closing of the 2021 Business Combination.

Liquidity and capital resources
Sources of liquidity and capital
Since inception, Gemini has not generated any revenue from any product sales or any other sources and have incurred significant operating losses and negative cash flows from its operations. Gemini has not yet commercialized any of its product candidates and do not expect to generate revenue from sales of any product candidates for several years, if at all. Gemini’s net loss was $25.6 million for the nine months ended September 30, 2022. As of September 30, 2022, it had an accumulated deficit of $210.3 million.
Prior to the 2021 Business Combination, Gemini funded its operations primarily with proceeds from the sale of preferred stock, borrowings under convertible promissory notes and borrowings under loan agreements. In January 2020, Gemini received gross proceeds of $20.1 million from the sale of Gemini’s preferred stock. In August 2020, Gemini received gross proceeds of $14.0 million from borrowings under convertible promissory notes. In February 2021, in connection with the 2021 Business Combination, Gemini received net proceeds of $195.9 million.
As of September 30, 2022, Gemini had cash and cash equivalents of $101.7 million. Continued cash generation is highly dependent on Gemini’s ability to finance its operations through a combination of equity offerings, debt financings, collaboration arrangements and strategic transactions. However, Gemini’s resource requirements could materially change depending on the outcome of its ongoing strategic alternative review process, including to the extent Gemini identifies and enters into any potential strategic transaction, including the outcome of the proposed merger with Disc.
Until required for use in its business, Gemini typically invests its cash in investments that are highly liquid, readily convertible to cash with original maturities of 90 days or less at the date of purchase. Gemini attempts to minimize the risks related to its cash and cash equivalents by maintaining balances in accounts only with accredited financial institutions and, consequently, Gemini does not believe it is subject to unusual credit risk beyond the normal credit risk associated with ordinary commercial banking relationships.
On August 9, 2022, Gemini entered into the Merger Agreement pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into Disc, with Disc continuing as the surviving company and a wholly-owned subsidiary of Gemini. The merger was unanimously approved by Gemini’s board of directors (the “Board”), and the Board resolved to recommend approval of the Merger Agreement to Gemini’s stockholders. The closing of the merger is subject to approval by Gemini’s stockholders and the stockholders of Disc and other customary closing conditions. Gemini’s future operations are highly dependent on the success of the proposed merger transaction with Disc.
Cash flows
The following table summarizes Gemini’s cash flows for the year ended December 31, 2021 and 2020 (in thousands):
	Year Ended December 31,
	2021	2020
Net cash used in operating activities	$(59,700)	$(32,708)
Net cash provided by (used in) investing activities	344	(22)
Net cash provided by financing activities	191,480	34,247
Net increase in cash, cash equivalents and restricted cash	$132,124	$1,517
The following table summarizes Gemini’s cash flows for the nine months ended September 30, 2022 and 2021 (in thousands):
	Nine Months Ended September 30,
	2022	2021
Net cash used in operating activities	$(29,847)	$(47,032)
Net cash used in investing activities	—	(61)
Net cash provided by (used in) financing activities	(5,366)	192,659
Net increase (decrease) in cash, cash equivalents and restricted cash	$(35,213)	$145,566

Operating activities
Gemini does not generate any cash inflows from its operating activities. Gemini’s cash flows from operating activities are significantly influenced by its use of cash for operating expenses and working capital requirements to support the business. Gemini has historically experienced negative cash flows from operating activities as it invested in developing Gemini’s platform, drug discovery efforts and related infrastructure.
During the nine months ended September 30, 2022, Gemini used cash in operating activities of $29.8 million, reflecting a net loss of $25.6 million and a net change of $9.6 million in its operating assets and liabilities, partially offset by non-cash charges of $5.4 million. The non-cash charges consist primarily of $5.3 million of stock-based compensation expense. The net change in Gemini’s operating assets and liabilities was primarily due to an increase in deferred transaction costs and a decrease in accounts payable and accrued expenses and other current liabilities.
During the nine months ended September 30, 2021, Gemini used cash in operating activities of $47.0 million, reflecting a net loss of $54.0 million, partially offset by non-cash charges of $8.9 million and a net change of $1.8 million in its operating assets and liabilities. The non-cash charges consist primarily of $6.1 million of stock-based compensation expense, $1.6 million accretion of the discount on the Notes, $0.7 million of expense related to the conversion of the Notes and $0.3 million of non-cash interest expense. The net change in Gemini’s operating assets and liabilities was primarily due to an increase in prepaid expenses and other current currents, other assets and accrued expenses and other current liabilities, partially offset by a decrease in deferred offering costs and accounts payable.
During the year ended December 31, 2021, Gemini used cash in operating activities of $59.7 million, reflecting a net loss of $71.9 million, partially offset by non-cash charges of $10.3 million and a net change of $1.9 million in Gemini’s operating assets and liabilities. The non-cash charges consist primarily of $7.8 million of stock-based compensation expense, $1.6 million accretion of the discount on the Notes, and $0.7 million of expense related to the conversion of the Notes. The net change in Gemini’s operating assets and liabilities was primarily due to an increase in accounts payable and accrued expenses and other current liabilities and a decrease in deferred offering costs, partially offset by an increase in prepaid expenses and other current assets.
During the year ended December 31, 2020, Gemini used cash in operating activities of $32.7 million, reflecting a net loss of $40.8 million, offset by non-cash charges of $7.8 million and a net change of $0.3 million in Gemini’s operating assets and liabilities. The non-cash charges primarily consist of $5.9 million accretion of the discount on the Notes, $1.0 million of stock-based compensation expense and $0.6 million of non-cash interest expense. The net change in Gemini’s operating assets and liabilities was primarily due to a decrease in prepaid expenses and other current assets, partially offset by an increase in deferred offering costs.
Investing activities
During the nine months ended September 30, 2022, Gemini did not use any cash in investing activities.
During the nine months ended September 30, 2021, Gemini used cash in investing activities of less than $0.1 million, consisting of purchases of laboratory equipment.
During the year ended December 31, 2021, net cash provided by investing activities was $0.3 million, consisting primarily of proceeds from the sale of property and equipment, compared to net cash used in investing activities of less than $0.1 million during the year ended December 31, 2020, consisting of purchases of laboratory equipment.
Financing activities
During the nine months ended September 30, 2022, net cash used in financing activities was $5.4 million, consisting primarily of principal payments made on Gemini’s term loan.
During the nine months ended September 30, 2021, net cash provided by financing activities was $192.7 million, consisting primarily of $195.9 million of net proceeds received in connection with the 2021 Business Combination, partially offset by principal payments made on Gemini’s term loan.
During the year ended December 31, 2021, net cash provided by financing activities was $191.5 million, consisting primarily of $195.9 million of net proceeds received in connection with the 2021 Business Combination, partially offset by principal payments made on Gemini’s term loan.

During the year ended December 31, 2020, net cash provided by financing activities was $34.2 million, consisting primarily of $20.1 million of net proceeds from the issuance of Gemini’s Series B preferred stock and $14.0 million of net proceeds from the issuance of the convertible promissory notes.
Funding requirements
Gemini’s primary use of cash is to fund operating expenses, which has historically been primarily related to Gemini’s research and development activities. However, Gemini’s resource requirements could materially change depending on the outcome of the proposed merger with Disc or the outcome of its ongoing strategic alternative review process, including to the extent Gemini identifies and enters into any other potential strategic transaction. Cash used to fund operating expenses is impacted by the timing of when Gemini pays these expenses, as reflected in the change in Gemini’s outstanding accounts payable, accrued expenses and prepaid expenses.
Gemini currently expects its expenses to decrease in 2022 compared to 2021 due to its planned reduced clinical efforts in 2022 and the implementations of the restructurings announced in October 2021 and February 2022. To the extent it continues to pursue the development of Gemini’s product candidates, the timing and amount of Gemini’s operating expenditures will depend largely on its ability to:
•	advance preclinical development of Gemini’s early-stage programs and clinical trials of its product candidates;
•	manufacture, or have manufactured on Gemini’s behalf, including sourcing raw materials, its preclinical and clinical drug material and develop processes for late stage and commercial manufacturing;
•	seek regulatory approvals for any product candidates that successfully complete clinical trials;
•
establish a sales, marketing, medical affairs and distribution infrastructure to commercialize any product candidates for which Gemini may obtain marketing approval and intend to commercialize on its own;

•	maintain and protect Gemini’s intellectual property portfolio;
•
manage the costs of preparing, filing and prosecuting patent applications, maintaining and protecting Gemini’s intellectual property rights, including enforcing and defending intellectual property related claims;

•	manage the costs of operating as a public company; and
•	realize the anticipated benefits of Gemini’s restructuring plans.
Identifying potential product candidates and conducting preclinical studies and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and Gemini may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, Gemini’s product candidates, if approved, may not achieve commercial success. Gemini’s commercial revenues, if any, would be derived from sales of products that it does not expect to be commercially available for many years, if ever. Accordingly, Gemini will need to obtain substantial additional funds to achieve its business objectives.
As of September 30, 2022, Gemini had cash and cash equivalents of $101.7 million. Gemini believes that its cash and cash equivalents will enable Gemini to fund its operating expenses and capital expenditure requirements through at least the next twelve months from the filing of this this proxy statement/prospectus. Gemini has based this estimate on assumptions that may prove to be wrong, and Gemini could utilize its available capital resources sooner than it expects. However, Gemini’s future resource requirements could materially change depending on the outcome of the proposed merger transaction with Disc or the outcome of its ongoing strategic alternative review process, including to the extent it identifies and enters into any potential strategic transaction in the event Gemini is unable to complete the proposed merger transaction with Disc.
Until such time as Gemini can generate substantial product revenue, if ever, and subject to its pursuit of a potential strategic transaction and the consummation of such potential transaction (including the proposed merger transaction with Disc), Gemini expects to finance its operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. To the extent that Gemini raises additional capital through the sale of equity or convertible debt securities, ownership interests will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting Gemini’s ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If Gemini raises additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, Gemini may have to relinquish valuable rights to Gemini’s technologies, future revenue streams, research programs or drug candidates, or grant licenses on terms that may not be favorable to Gemini. If Gemini is unable to raise additional funds through equity or debt financings or other arrangements when needed, Gemini may be required to delay, limit, reduce or terminate its research, product development or future commercialization efforts, or grant rights to develop and market drug candidates that Gemini would otherwise prefer to develop and market itself.
Working capital
Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical product candidates, Gemini is unable to estimate the exact amount of its working capital requirements. Subject to Gemini’s pursuit of a potential strategic transaction and the consummation of such potential transaction (including the proposed merger transaction with Disc), its future funding requirements will depend on and could increase significantly as a result of many factors, including:
•	the scope, progress, results and costs of researching and developing Gemini’s product candidates, and conducting preclinical and clinical trials;
•	the costs, timing and outcome of regulatory review of Gemini’s product candidates;
•	the costs, timing and ability to manufacture Gemini’s product candidates to supply its clinical and preclinical development efforts and its clinical trials;
•
the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any of Gemini’s product candidates for which Gemini receives marketing approval;

•	the costs of raw materials and manufacturing commercial-grade product and necessary inventory to support commercial launch;
•	the ability to receive additional non-dilutive funding, including grants from organizations and foundations;
•	the revenue, if any, received from commercial sale of Gemini’s products, should any of Gemini’s product candidates receive marketing approval;
•
the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining, expanding and enforcing Gemini’s intellectual property rights and defending intellectual property-related claims;

•	Gemini’s ability to establish and maintain collaborations and strategic alliances on favorable terms, if at all; and
•	the extent to which Gemini acquires or in-license other product candidates and technologies.
Contractual obligations and commitments
Term loan
In February 2019, Gemini entered into a term loan facility of up to $10.0 million (the “Term Loan”) with SVB. The proceeds were used for general corporate and working capital purposes. Concurrent with the Term Loan, Gemini issued SVB warrants to purchase 15,257 shares of Old Gemini’s Series A preferred stock at an exercise price of $5.46. At the closing of the 2021 Business Combination, these warrants were automatically exercised for 15,257 shares of Gemini’s common stock. Gemini repaid the Term Loan in whole in September 2022. As of September 30, 2022 and December 31, 2021, Gemini had $0 and $5.4 million, respectively, in principal outstanding under the Term Loan.
The Term Loan was governed by a loan and security agreement, entered into in February 2019, between Gemini and SVB (the “SVB Loan Agreement”). The SVB Loan Agreement provided for two separate tranches under which Gemini could borrow. In April 2019, Gemini borrowed $7.5 million under the first tranche, and in December 2019, Gemini borrowed $2.5 million under the second tranche.
The Term Loan would have matured in January 2023 and accrued interest at a floating rate per annum equal to the greater of 3.75% or the prime rate minus 1.5% (4.0% as of September 15, 2022, the prepayment date). The Term Loan provided for monthly interest-only payments until February 2021. Thereafter, payments were payable in equal monthly installments of principal, plus all accrued and unpaid interest.

In April 2020, Gemini entered into a deferral agreement with SVB to defer scheduled principal repayments on its term loan by six months. The deferral agreement was offered in connection with SVB’s venture debt relief initiative, which was started due to the COVID-19 pandemic. Gemini’s first principal payment under its credit facility occurred in February 2021. The required monthly interest-only payment was not impacted by the deferral. The Term Loan’s new maturity date is January 2023 prior to the prepayment.
Gemini prepaid the Term Loan in whole in September 2022 upon 5 days’ prior written notice to SVB. The prepayment of the Term Loan was subject to a prepayment charge of 0.5% of the then outstanding principal balance. At the end of the loan term, Gemini was also required to pay a final end of term charge to SVB in the amount of 4.0% of the aggregate original principal amount advanced by SVB.
Convertible promissory notes
In August 2020, Gemini entered into a purchase agreement with existing investors to issue $14.0 million in convertible promissory notes (the “Notes”). The Notes accrued simple interest at 8% per annum and matured in February 2021. The Notes served as a bridge loan prior to the PIPE Financing that was completed in connection with the closing of the 2021 Business Combination. The Notes were amended to allow for the principal and interest to convert to shares of Series B preferred stock prior to the closing of the 2021 Business Combination. Accordingly, immediately prior to the closing of the 2021 Business Combination, the outstanding principal and interest under the Notes converted into 2,341,316 shares of Series B preferred stock at a per share conversion price of $6.1986.
Contract research and manufacturing organizations
Gemini enters into contracts in the normal course of business with CMOs, CROs and other third parties for the manufacture of its product candidates and to support clinical trials and preclinical research studies and testing. These contracts are generally cancelable at any time by Gemini following a certain period of notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including noncancelable obligations of Gemini’s service providers, up to the date of cancellation. Gemini recorded accrued expenses of approximately $0.1 million in its condensed consolidated balance sheet for expenditures incurred by CROs and CMOs as of September 30, 2022.
Disc Merger Agreement
On August 9, 2022, Gemini entered into the Merger Agreement pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into Disc, with Disc continuing as the surviving company and a wholly-owned subsidiary of Gemini. The merger was unanimously approved by the Board, and the Board resolved to recommend approval of the Merger Agreement to Gemini’s stockholders. The closing of the merger is subject to approval by Gemini’s stockholders and the stockholders of Disc and other customary closing conditions.
If Gemini is unable to satisfy certain closing conditions or if other mutual closing conditions are not satisfied, Disc will not be obligated to complete the merger. The Merger Agreement contains certain termination rights of each of Gemini and Disc. Under certain circumstances detailed in the Merger Agreement, Gemini could be required to pay Disc a termination fee of $3,000,000 or Disc could be required to pay Gemini a termination fee of $7,800,000. In addition, in certain circumstances upon the termination of the Merger Agreement, Gemini could be required to pay the costs and expenses of Disc in an amount not to exceed $750,000, or Disc could be required to pay Gemini’s costs and expenses in an amount not to exceed $750,000.
Critical accounting policies and significant judgments and estimates
Gemini’s management’s discussion and analysis of its financial condition and results of operations is based on its financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The preparation of Gemini’s financial statements and related disclosures requires Gemini to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses. Gemini bases its estimates on historical experience, known trends and events and various other factors that Gemini believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Gemini evaluates its estimates and assumptions on an ongoing basis. Gemini’s actual results may differ from these estimates under different assumptions or conditions.

During the three and nine months ended September 30, 2022, there were no material changes to Gemini’s critical accounting policies as reported in its 2021 Annual Report on Form 10-K.
Recently issued accounting pronouncements
Refer to Note 4, Summary of Significant Accounting Policies, to Gemini’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus for information regarding recently issued accounting pronouncements.
Emerging growth company and smaller reporting company status
Gemini is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and Gemini may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Gemini may take advantage of these exemptions until Gemini is no longer an emerging growth company under Section 107 of the JOBS Act, which provides that an emerging growth company can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. Gemini has elected to avail itself of the extended transition period and, therefore, while Gemini is an emerging growth company, Gemini will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies, unless Gemini chooses to early adopt a new or revised accounting standard. Gemini will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of its initial public offering, (b) in which Gemini has total annual gross revenue of at least $1.235 billion, or (c) in which Gemini is deemed to be a large accelerated filer, which means the market value of Gemini’s common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which Gemini has issued more than $1.0 billion in non-convertible debt during the prior three-year period. Additionally, Gemini is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Gemini will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of Gemini’s common stock held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) Gemini’s annual revenues exceed $100 million during such completed fiscal year and the market value of its common stock held by non-affiliates exceeds $700 million as of the prior June 30.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF GEMINI
Gemini is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information otherwise required under this section.

DISC'S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of Disc's financial condition and results of operations should be read together with Disc's consolidated financial statements and the related notes appearing elsewhere in this proxy statement/prospectus. This discussion and other parts of this proxy statement/prospectus contain forward-looking statements that involve risks and uncertainties, such as statements regarding Disc's plans, objectives, expectations, intentions and projections. Disc's actual results could differ materially from those described in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of this proxy statement/prospectus.
Overview
Disc is a clinical-stage biopharmaceutical company focused on the discovery, development, and commercialization of novel treatments for patients suffering from serious hematologic diseases. Disc has assembled a portfolio of clinical and preclinical product candidates that aim to modify fundamental biological pathways associated with the formation and function of red blood cells, specifically heme biosynthesis and iron homeostasis. Disc’s current pipeline includes bitopertin for the treatment of erythropoietic porphyrias, including erythropoietic protoporphyria (EPP) and X-linked protoporphyria (XLP); and DISC-0974 for the treatment of anemia of myelofibrosis (MF) and anemia of chronic kidney disease (CKD). In addition, Disc has two programs in preclinical development: DISC-0998 for the treatment of anemia associated with inflammatory diseases; and a Matriptase-2 inhibitor for the treatment of polycythemia vera (PV) and diseases of iron overload. Disc’s approach to product candidate development leverages well understood molecular mechanisms that have been validated in humans. Disc believes that each of its product candidates, if approved, has the potential to improve the lives of patients suffering from hematologic diseases.
Bitopertin is the lead product candidate in Disc’s heme biosynthesis modulation portfolio. Bitopertin was previously evaluated by Roche in a comprehensive clinical program in over 4,000 individuals in other indications which demonstrated the activity of bitopertin as a glycine transporter 1 (GlyT1) inhibitor and its effect on heme biosynthesis. Disc is planning to initially develop bitopertin for the treatment of erythropoietic porphyrias, including EPP and XLP. In July 2022, Disc received clearance of its IND for “A Randomized, Double-blind, Placebo-Controlled Study of Bitopertin to Evaluate the Safety, Tolerability, Efficacy, and Protoporphyrin IX (PPIX) Concentrations in Participants with Erythropoietic Protoporphyria (EPP)” from the FDA. In July 2022, Disc initiated BEACON, a Phase 2 open-label, parallel-dose clinical trial of bitopertin in EPP and XLP patients that is being conducted at sites in Australia. Separately, in October 2022 Disc initiated AURORA, a Phase 2, randomized, double-blind, placebo controlled clinical trial of bitopertin in EPP patients that is being conducted at sites in the United States. Disc expects interim data from these two trials in 2023. Disc is planning additional studies in Diamond-Blackfan Anemia (DBA) and other indications.
DISC-0974 is the lead product candidate in Disc’s iron homeostasis portfolio. DISC-0974 is designed to suppress hepcidin production and increase serum iron levels. Disc submitted an IND for DISC-0974 in June 2021, received clearance in July 2021, and completed a Phase 1 clinical trial in healthy volunteers in the U.S. in June 2022 with results showing evidence of target engagement, iron mobilization and erythropoiesis. Disc initiated a Phase 1b/2 clinical trial in June 2022 in patients with anemia of MF, and plans to initiate a separate Phase 1b/2 clinical trial by the end of 2022 in patients with anemia of CKD. Disc expects interim data from these two trials in 2023. In addition, Disc is developing a preclinical anti-hemojuvelin, or HJV, monoclonal antibody, DISC-0998, which also targets hepcidin suppression and was in-licensed from AbbVie. DISC-0998 is designed to increase serum iron levels and has an extended serum half-life as compared to DISC-0974. Disc believes this profile may be desirable in certain subsets of patients with anemia associated with inflammatory diseases.
Lastly, Disc is developing a Matriptase-2 inhibitor as part of its iron homeostasis portfolio, which is designed to induce hepcidin production and reduce serum iron levels. Preclinical data has demonstrated positive results, and Disc is in the process of identifying and optimizing a development candidate in its Matriptase-2 inhibitor program. If successful, Disc expects to designate a lead candidate and commence IND-enabling studies.

Financial Operations Overview
Revenue
Disc has not generated any revenue since its inception and does not expect to generate any revenue from the sale of products in the near future, if at all. If Disc's development efforts are successful and result in commercialization of one or more product candidates or if Disc enters into collaboration or license agreements with third parties, Disc may generate revenue in the future from product sales, payments from such collaboration or license agreements or a combination thereof.
Operating Expenses
Research and Development Expenses
Research and development expenses consist primarily of costs incurred in connection with the research and development of Disc's product candidates. These expenses include:
•	employee-related expenses, including salaries, benefits, and stock-based compensation expense, for personnel engaged in research and development functions;
•	expenses incurred in connection with Disc's research and development activities, including under agreements with third parties such as consultants, contractors and CROs;
•
costs related to contract development and manufacturing organizations, or CDMOs, that are primarily engaged to provide drug substance and product for Disc's preclinical studies, clinical trials and research and development programs, as well as investigative sites and consultants that conduct Disc's clinical trials, preclinical studies and other scientific development services;

•	the costs of acquiring and manufacturing preclinical study and clinical trial materials, including manufacturing registration and validation batches;
•	costs related to compliance with quality and regulatory requirements; and
•	payments made under third-party licensing agreements.
Disc expenses research and development costs as incurred. Costs incurred for external development activities are recognized based on an evaluation of the progress to completion of specific tasks using information provided to Disc by its vendors. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and may be reflected in Disc's consolidated financial statements as prepaid or accrued expenses. Nonrefundable advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses and expensed as the related goods are delivered or the services are performed or when it is no longer expected that the goods will be delivered or the services rendered.
Disc typically uses its employee and infrastructure resources across its product candidates and development programs. Disc tracks outsourced development costs by product candidate or development program, but Disc does not allocate personnel costs or other internal costs to specific product candidates or development programs.
Disc expects that its research and development expenses will increase substantially as Disc advances its programs into and through clinical development, including bitopertin which was licensed from Roche in the second quarter of 2021, and as Disc expands its discovery, research and preclinical activities in the near term and in the future. At this time, Disc cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any product candidates Disc may develop. A change in the outcome of any number of variables with respect to product candidates Disc may develop could significantly change the costs and timing associated with the development of that product candidate. Disc may never succeed in obtaining regulatory approval for any product candidates it may develop. The successful development of any product candidate is highly uncertain. This is due to the numerous risks and uncertainties associated with product development, including the following:
•	the timing and progress of preclinical and clinical development activities;
•	the number and scope of preclinical and clinical programs Disc decides to pursue;

•	the ability to raise additional funds necessary to complete clinical development of and commercialize Disc's product candidates;
•	Disc's ability to establish new licensing or collaboration arrangements and the progress of the development efforts of third parties with whom Disc may enter into such arrangements;
•	Disc's ability to maintain its current research and development programs and to establish new programs;
•	the successful initiation, enrollment and completion of clinical trials with safety, tolerability and efficacy profiles that are satisfactory to the FDA or any comparable foreign regulatory authority;
•	the receipt and related terms of regulatory approvals from applicable regulatory authorities for any product candidates;
•	the availability of raw materials for use in production of Disc's product candidates;
•	establishing agreements with third-party manufacturers for supply of product candidate components for Disc's clinical trials;
•	Disc's ability to obtain and maintain patents, trade secret protection and regulatory exclusivity, both in the United States and internationally;
•	Disc's ability to protect its other rights in its intellectual property portfolio;
•	commercializing product candidates, if and when approved, whether alone or in collaboration with others; and
•	obtaining and maintaining third-party insurance coverage and adequate reimbursement for any approved products.
General and Administrative Expenses
General and administrative expenses consist primarily of salaries and related costs for personnel in executive, finance, corporate and business development, and administrative functions. General and administrative expenses also include legal fees relating to patent and corporate matters, including noncapitalizable transaction costs; professional fees for accounting, auditing, tax and administrative consulting services; insurance costs, facility related expenses including maintenance and allocated expenses for rent and other operating costs.
Disc anticipates that its general and administrative expenses will increase substantially in the future as Disc increases its headcount to support its continued research and development and potential commercialization of its product candidates. Disc also expects that it will incur increased expenses associated with being a public company, including costs of accounting, audit, legal, regulatory and tax compliance services, director and officer insurance costs and investor and public relations expenses.
Other Income
Interest Income
Interest income primarily consists of interest earned on money market fund accounts.
Change in Fair Value of Derivative Liability
In May 2021, Disc entered into the Roche Agreement, described in more detail in Note 7 to Disc's 2021 consolidated financial statements appearing elsewhere in this proxy statement/prospectus, which included an obligation to issue a variable number of shares of Disc common stock to Roche for no additional consideration upon the completion of a Roche Qualified Transaction as defined by the Roche Agreement.

Results of Operations
Comparison of the Years Ended December 31, 2020 and 2021
The following table summarizes Disc's results of operations for the years ended December 31, 2020 and 2021 (in thousands):
	YEAR ENDED DECEMBER 31,
	2020	2021	CHANGE
Operating expenses:
Research and development	$18,020	$25,170	$7,150
General and administrative	2,956	5,763	2,807
Total operating expenses	20,976	30,933	9,957
Loss from operations	(20,976)	(30,933)	(9,957)
Other income (expense), net:
Interest income	40	14	(26)
Change in fair value of derivative liability	—	(5,050)	(5,050)
Total other income (expense), net	40	(5,036)	(5,076)
Net loss	$(20,936)	$(35,969)	$(15,033)
Research and Development Expenses
The following table summarizes Disc's research and development expenses for the years ended December 31, 2020 and 2021 (in thousands):
	YEAR ENDED DECEMBER 31,
	2020	2021	CHANGE
Bitopertin	$—	$8,354	$8,354
DISC-0974	8,538	7,019	(1,519)
Other research programs and expenses	6,345	5,088	(1,257)
Personnel-related (including equity-based compensation)	3,137	4,709	1,572
Total research and development expenses	$18,020	$25,170	$7,150
Research and development expenses were $18.0 million for the year ended December 31, 2020, compared to $25.2 million for the year ended December 31, 2021. The increase of $7.2 million in research and development expenses was primarily due to an $8.4 million increase in expenses incurred to advance bitopertin which was licensed from Roche in May 2021, including $5.9 million of consideration paid to Roche in connection with the Roche Agreement; a $1.6 million increase in personnel-related costs related to higher research and development headcount; partially offset by decreases in CRO and consulting spend of $1.3 million in Disc's other research programs and expenses and $1.5 million in the DISC-0974 program as a result of increased research and development headcount and reduced CRO spend.
General and Administrative Expenses
The following table summarizes Disc's general and administrative expenses for the years ended December 31, 2020 and 2021 (in thousands):
	YEAR ENDED DECEMBER 31,
	2020	2021	CHANGE
Legal, consulting and professional fees	$1,581	$2,661	$1,080
Personnel-related (including equity-based compensation)	1,187	2,692	1,505
Other expenses	188	410	222
Total general and administrative expenses	$2,956	$5,763	$2,807
General and administrative expenses were $3.0 million for the year ended December 31, 2020, compared to $5.8 million for the year ended December 31, 2021. The increase of $2.8 million in general and administrative expenses was primarily due to a $1.5 million increase in personnel-related costs related to higher general and administrative headcount and a $1.1 million increase in legal, audit and other services related to ongoing business activities.
Other Income (Expense), Net
Other income was less than $0.1 million for the year ended December 31, 2020, compared to other expense of $5.0 million for the year ended December 31, 2021. The decrease of $5.1 million in other income (expense), net was primarily due to the change in fair value of Disc's derivative liability related to the Roche Agreement during 2021.
Comparison of the Nine Months Ended September 30, 2021 and 2022
The following table summarizes Disc's results of operations for the nine months ended September 30, 2021 and 2022 (in thousands):
	NINE MONTHS ENDED SEPTEMBER 30,
	2021	2022	CHANGE
Operating expenses:
Research and development	$19,511	$23,421	$3,910
General and administrative	4,012	9,033	5,021
Total operating expenses	23,523	32,454	8,931
Loss from operations	(23,523)	(32,454)	(8,931)
Other income (expense), net:
Interest income	5	321	316
Change in fair value of derivative liability	(3,600)	(3,450)	150
Total other income (expense), net	(3,595)	(3,129)	466
Net loss	$(27,118)	$(35,583)	$(8,465)
Research and Development Expenses
The following table summarizes Disc's research and development expenses for the nine months ended September 30, 2021 and 2022 (in thousands):
	NINE MONTHS ENDED SEPTEMBER 30,
	2021	2022	CHANGE
Bitopertin	$6,748	$6,224	$(524)
DISC-0974	5,447	6,875	1,428
Other research programs and expenses	3,620	3,804	184
Personnel-related (including equity-based compensation)	3,696	6,518	2,822
Total research and development expenses	$19,511	$23,421	$3,910
Research and development expenses were $19.5 million for the nine months ended September 30, 2021, compared to $23.4 million for the nine months ended September 30, 2022. The increase of $3.9 million in research and development expenses was primarily due to a $2.8 million increase in personnel-related costs related to higher research and development headcount and an increase in external spend of $1.4 million in the DISC-0974 program due to increased clinical spending.

General and Administrative Expenses
The following table summarizes Disc's general and administrative expenses for the nine months ended September 30, 2021 and 2022 (in thousands):
	NINE MONTHS ENDED SEPTEMBER 30,
	2021	2022	CHANGE
Legal, consulting and professional fees	$2,034	$4,631	$2,597
Personnel-related (including equity-based compensation)	1,759	3,622	1,863
Other expenses	219	780	561
Total general and administrative expenses	$4,012	$9,033	$5,021
General and administrative expenses were $4.0 million for the nine months ended September 30, 2021 compared to $9.0 million for the nine months ended September 30, 2022. The increase of $5.0 million in general and administrative expenses was primarily due to the recognition of $2.2 million of deferred transaction costs in legal and consulting fees related to a planned equity financing that was superseded by the merger, and an increase of $1.9 million in personnel-related costs related to higher general and administrative headcount.
Other Income (Expense), Net
Other expense was $3.6 million for the nine months ended September 30, 2021, compared to other expense of $3.1 million for the nine months ended September 30, 2022. The decrease of $0.5 million in other expense was due to an increase of $0.3 million in interest income as well as the change in fair value of Disc's derivative liability related to the Roche Agreement.
Liquidity and Capital Resources
Sources of Liquidity
Since Disc's inception, Disc has not generated any revenue from product sales and has incurred significant operating losses. Disc expects to continue to incur significant expenses and operating losses for the foreseeable future as Disc advances the clinical development of its product candidates. Disc expects that its research and development and general and administrative costs will continue to increase significantly, including in connection with conducting clinical trials and manufacturing for its product candidates to support commercialization and providing general and administrative support for its operations, including the cost associated with operating as a public company. As a result, Disc will need additional capital to fund its operations, which Disc may obtain from additional equity or debt financings, collaborations, licensing arrangements or other sources. See “Risk Factors” for additional risks associated with Disc's substantial capital requirements.
To date Disc has funded its operations primarily with proceeds from the sale of Disc convertible preferred stock. Through September 30, 2022, Disc received gross proceeds of $145.0 million from sales of Disc Series Seed, Series A and Series B convertible preferred stock. As of September 30, 2022, Disc had cash and cash equivalents of $55.5 million.
Going Concern
Disc has incurred significant operating losses since inception and, as of September 30, 2022, had an accumulated deficit of $101.0 million. In addition, Disc expects to continue to incur significant and increasing expenses and operating losses for the foreseeable future. These factors raise substantial doubt about Disc's ability to continue as a going concern. Disc believes that its current cash resources will not be sufficient to allow Disc to fund current planned operations beyond the next twelve months from the date of this proxy statement/prospectus without additional capital.
Disc is seeking to complete a proposed merger, as described in the notes to Disc's unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus (the “merger”). Upon the completion of the proposed business combination transaction and the Disc pre-closing financing transaction, Disc expects to have enough cash resources to last into 2025. Disc may also pursue additional cash resources through public or private equity, collaborations or debt financings.

Cash Flows
The following table provides information regarding Disc's cash flows for each period presented (in thousands):
	YEAR ENDED DECEMBER 31,		NINE MONTHS ENDED SEPTEMBER 30,
	2020	2021	2021	2022
Net cash provided by (used in):
Operating activities	$(19,966)	$(27,534)	$(21,130)	$(32,587)
Investing activities	(77)	(68)	(5)	(139)
Financing activities	34,980	89,929	89,933	163
Net increase (decrease) in cash and cash equivalents and restricted cash	$14,937	$62,327	$68,798	$(32,563)
Operating Activities
Disc's cash flows from operating activities are greatly influenced by Disc's use of cash for operating expenses and working capital requirements to support Disc's business. Disc has historically experienced negative cash flows from operating activities as Disc invested in developing its portfolio, drug discovery efforts and related infrastructure. The cash used in operating activities resulted primarily from Disc's net losses adjusted for non-cash charges and changes in components of operating assets and liabilities, which are primarily the result of increased expenses and timing of vendor payments.
During the year ended December 31, 2020, net cash used in operating activities of $20.0 million was primarily due to Disc's net loss of $20.9 million, partially offset by both non-cash expenses of $0.4 million and changes in operating assets and liabilities of $0.5 million.
During the year ended December 31, 2021, net cash used in operating activities of $27.5 million was primarily due to Disc's net loss of $36.0 million, partially offset by both non-cash expenses of $7.2 million and changes in operating assets and liabilities of $1.3 million.
During the nine months ended September 30, 2021, net cash used in operating activities of $21.1 million was primarily due to Disc's net loss of $27.1 million, partially offset by both non-cash expenses of $5.4 million and changes in operating assets and liabilities of $0.6 million. The $5.4 million of non-cash expenses was driven by a $3.6 million change in the fair value of the Roche derivative liability and $1.4 million in noncash license expense for the Roche agreement.
During the nine months ended September 30, 2022, net cash used in operating activities of $32.6 million was primarily due to Disc's net loss of $35.6 million, changes in operating assets and liabilities of $1.7 million and offset by non-cash expenses of $4.7 million. The change in operating assets and liabilities was primarily driven by an increase in prepaid CRO contracts and an increase in deferred transaction costs for the planned merger, offset by the recognition of deferred costs for the planned equity financing. The change in non-cash expenses was primarily driven by a $3.5 million change in the fair value of the derivative liability and $1.1 million in stock-based compensation.
Investing Activities
During the years ended December 31, 2020 and 2021, and the nine months ended September 30, 2021 and 2022, net cash used in investing activities was due to purchases of property and equipment.
Financing Activities
During the year ended December 31, 2020, net cash provided by financing activities of $35.0 million consisted primarily of net proceeds from the issuances of Disc Series A convertible preferred stock in May 2020 and October 2020.
During the year ended December 31, 2021, net cash provided by financing activities of $89.9 million consisted primarily of net proceeds from the sale and issuance of Disc Series B convertible preferred stock in September 2021.
During the nine months ended September 30, 2021, net cash provided by financing activities of $89.9 million consisted primarily of net proceeds from the sale and issuance of our Series B preferred stock in September 2021.

During the nine months ended September 30, 2022, net cash provided by financing activities was due to proceeds from stock option exercises.
Future Funding Requirements
Disc expects its expenses to increase substantially in connection with its ongoing activities, particularly as Disc advances its product candidates into and through clinical development. In addition, upon the completion of the merger, Disc expects to incur additional costs associated with operating as a public company. Disc's funding requirements and the timing and amount of Disc's operating expenditures will depend largely on:
•	the initiation, progress, timing, costs and results of preclinical studies and clinical trials for Disc's product candidates or any future product candidates Disc may develop;
•	the costs, timing and outcome of regulatory review of Disc's product candidates;
•	changes in laws or regulations applicable to any product candidates Disc may develop, including but not limited to clinical trial requirements for approvals;
•	the cost and timing of obtaining materials to produce adequate product supply for any preclinical or clinical development of any product candidate Disc may develop;
•	the effect of competing technological and market developments;
•	Disc's ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such arrangements;
•	the payment or receipt of milestones, royalties and other collaboration-based revenues, if any;
•
the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any product candidate Disc may develop for which Disc obtains marketing approval;

•	the amount and timing of revenue, if any, received from commercial sales of Disc's product candidates for which Disc receives marketing approval; and
•	the legal costs involved in prosecuting patent applications and enforcing patent claims and other intellectual property claims.
Disc believes that the anticipated net proceeds from the merger, together with Disc's existing cash and cash equivalents, will enable Disc to fund its operating expenses and capital expenditure requirements into 2025. Disc based this estimate on assumptions that may prove to be wrong, and Disc could exhaust its available capital resources sooner than expected.
Identifying potential product candidates and conducting preclinical studies and clinical trials is a time consuming, expensive and uncertain process that takes years to complete, and Disc may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, Disc's product candidates, if approved, may not achieve commercial success. Disc's commercial revenues, if any, will be derived from sales of products that Disc does not expect to be commercially available for many years, if ever. Accordingly, Disc will need to obtain substantial additional funds to achieve its business objectives.
Until such time, if ever, as Disc can generate substantial revenue from product sales, Disc expects to finance its cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances, and marketing, distribution or licensing arrangements with third parties. However, Disc may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Market volatility resulting from the COVID-19 pandemic or other factors could also adversely impact Disc's ability to access capital as and when needed. To the extent that Disc raises additional capital through the sale of equity or convertible debt securities, the ownership interest of Disc's existing stockholders may be materially diluted, and the terms of such securities could include liquidation or other preferences that adversely affect the rights of Disc's common stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include restrictive covenants that limit Disc's ability to take specified actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Disc raises funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, Disc may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to

Disc. If Disc is unable to raise additional funds through equity or debt financings or other arrangements when needed, Disc may be required to delay, reduce or eliminate its product development or future commercialization efforts, or grant rights to develop and market product candidates that Disc would otherwise prefer to develop and market itself.
Contractual Obligations and Other Commitments
The following table summarizes Disc's contractual obligations as of September 30, 2022 and the effects that such obligations are expected to have on Disc's liquidity and cash flows in future periods (in thousands):
	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating lease commitments(1)	$1,577	$371	$770	$436	$—
Total	$1,577	$371	$770	$436	$—
(1)	Amounts reflect payments due for Disc's leased office space in Watertown, Massachusetts as of September 30, 2022. The lease term began in November 2021 and will end in November 2026.
Disc enters into contracts in the normal course of business with CROs, CDMOs and other third parties for preclinical studies, clinical trials and manufacturing services. These contracts typically do not contain minimum purchase commitments and are generally cancelable by Disc upon written notice. Payments due upon cancellation consist of payments for services provided or expenses incurred, including noncancelable obligations of Disc's service providers, up to the date of cancellation and, in the case of certain arrangements with CROs and CDMOs, may include non-cancelable fees. These payments are not included in the table above as the amount and timing of such payments are not fixed and estimable.
Disc has also entered into license agreements under which Disc is obligated to make specified milestone and royalty payments. Disc has not included future payments under these agreements in the table of contractual obligations above since the payment obligations under these agreements are contingent upon future events such as regulatory milestones or generating product sales. Disc is unable to estimate the timing or likelihood of achieving these milestones or generating future product sales. For additional information about Disc's license agreements and amounts that could become payable in the future under such agreements, see Disc's consolidated financial statements appearing elsewhere in this proxy statement/prospectus. See also “Licensing Agreements.”
Critical Accounting Policies and Estimates
Disc's management’s discussion and analysis of its financial condition and results of operations is based on Disc's consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of Disc's consolidated financial statements and related disclosures requires Disc to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in Disc's consolidated financial statements. Disc bases its estimates on historical experience, known trends and events and various other factors that Disc believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Disc evaluates its estimates and assumptions on an ongoing basis. Disc's actual results may differ from these estimates under different assumptions or conditions.
While Disc's significant accounting policies are described in more detail in Note 2 to Disc's consolidated financial statements appearing elsewhere in this proxy statement/prospectus, Disc believes that the following accounting policies are those most critical to the judgments and estimates used in the preparation of Disc's consolidated financial statements.
Research and Development Contract Costs and Accruals
As part of the process of preparing Disc's consolidated financial statements, Disc is required to estimate its accrued and prepaid research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with applicable personnel to identify services that have been performed on Disc's behalf and estimating the level of service performed and the associated cost incurred for the service when Disc has not yet been invoiced or otherwise notified of actual costs. The majority of Disc's service providers invoice Disc in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. Disc makes estimates of its accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to Disc at that time. Disc periodically confirms the accuracy of these estimates with the service providers and makes adjustments, if necessary. Examples of estimated accrued research and development expenses include fees paid to:
•	vendors in connection with preclinical development activities;
•	CROs and investigative sites in connection with preclinical studies and clinical trials; and
•	CDMOs in connection with the production of preclinical study and clinical trial materials.
The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to Disc's vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing service fees, Disc estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, Disc adjusts the accrual or the amount of prepaid expenses accordingly. Although Disc does not expect its estimates to be materially different from amounts actually incurred, Disc's understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period.
Fair Value of Derivative Liability
In May 2021, Disc entered into a license agreement (the “Roche Agreement”) with F. Hoffmann-La Roche Ltd. and Hoffmann-La Roche Inc. (together, “Roche”) pursuant to which Roche granted Disc an exclusive and sublicensable worldwide license under certain patent rights and know-how to develop, manufacture and commercialize certain compounds (the “Compounds”) as further described in Note 7 to Disc's consolidated financial statements appearing elsewhere in this proxy statement/prospectus. Disc recognized a liability in connection with the Roche Agreement which includes an obligation to issue a variable number of shares of Disc common stock to Roche for no additional consideration upon Disc's completion of an initial public offering or certain merger transactions, a “Roche Qualified Transaction.” The number of shares of common stock to be issued to Roche was estimated to be approximately 2.85% of the outstanding shares of Disc common stock as of immediately after the completion of a Roche Qualified Transaction. Disc has determined that the obligation to issue common stock upon completion of a Roche Qualified Transaction represents a liability classified financial instrument. The liability is measured at fair value as of each reporting date and the change in the fair value for the period is recorded in the consolidated statements of operations in the change in fair value of derivative liability. The fair value measurement of the derivative liability is classified as Level 3 under the fair value hierarchy as it has been valued using certain unobservable inputs. These inputs include: (1) Disc's fair value upon completion of a Roche Qualified Transaction and (2) the probability of Disc completing a Roche Qualified Transaction. The probability of Disc completing a Roche Qualified Transaction was low double-digits upon the execution of the Roche Agreement, adjusted periodically based on Disc's progress towards a Roche Qualified Transaction. Significant increases or decreases in any of those inputs could result in a significantly lower or higher fair value measurement.
Stock-Based Compensation Expense
Disc measures stock-based awards granted to employees, directors, and nonemployees based on their fair value on the date of the grant and recognize compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For stock-based awards with service-based vesting conditions, Disc recognizes compensation expense using the straight-line method. For stock-based awards with performance-based vesting conditions, Disc uses the accelerated attribution method to expense the awards over the implicit service period based on the probability of achieving the performance conditions. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the fair value of Disc common stock, the expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and the expected dividend yield. As there is no public market for Disc common stock, Disc determined the volatility for awards granted based on an analysis of reported data for a group of guideline companies that issued options with substantially similar terms. The expected volatility has been determined using a weighted average of the historical volatility measures of this group of guideline companies. Disc expects to continue to do so until such time as Disc has adequate historical data regarding the volatility of Disc's own traded stock price. The expected term of Disc's stock options granted to employees has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options, using the average between the vesting date and the contractual term. The fair value of each restricted common stock award is estimated on the date of grant based on the estimated fair value of Disc common stock on the date of grant.
Determination of the Fair Value of Common Stock
As there has been no public market for Disc common stock to date, the estimated fair value of Disc common stock has been determined by Disc's board of directors as of the date of each option grant with input from management, considering Disc's most recently available third-party valuation of common stock, and Disc's board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
Disc's common stock valuations were prepared using either an option pricing method, or OPM, or a hybrid method, both of which used market approaches to estimate Disc's enterprise value. The OPM treats common stock and convertible preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the convertible preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.
The hybrid method is a probability-weighted expected return method, or PWERM, by which the equity value in one or more scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock.
The assumptions underlying these valuations were highly complex and subjective and represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if Disc had used significantly different assumptions or estimates, the fair value of Disc common stock and stock-based compensation expense could be materially different.
These independent third-party valuations were performed at various dates, which resulted in estimated valuations of Disc common stock by Disc's board of directors of $0.11 per share as of September 13, 2019, $0.29 per share as of May 31, 2020, $1.08 per share as of August 15, 2021, $1.58 per share as of November 1, 2021, $1.61 per share as of January 31, 2022, $1.00 per share as of May 31, 2022, and $2.19 per share as of August 31, 2022.
Once a public trading market for Disc common stock has been established in connection with the completion of the merger, it will no longer be necessary for Disc's board of directors to estimate the fair value of Disc common stock in connection with its accounting for granted stock options and other such awards Disc may grant, as the fair value of Disc common stock will be determined based on the quoted market price of Disc common stock.

Stock-Based Compensation Expense
The following table sets forth by grant date the number of shares subject to options granted between January 1, 2020 and the date of this proxy statement/prospectus, the per share exercise price of the options, the fair value of common stock per share on each grant date, and the per share estimated fair value of the options:
Grant Date	Number of Shares Subject to Option	Per Share Exercise Price of Options	Per Share Fair Value of Common Stock on Grant Date	Per Share Estimated Fair Value of Options on Grant Date(1)
March 11, 2020	2,868,382	$0.11	$0.11	$0.06
August 11, 2020	989,097	$0.29	$0.29	$0.16
September 15, 2020	123,637	$0.29	$0.29	$0.16
October 23, 2020	1,692,775	$0.29	$0.29	$0.16
November 27, 2020	256,468	$0.29	$0.29	$0.16
February 12, 2021	705,287	$0.29	$0.29	$0.16
March 18, 2021	89,000	$0.29	$0.29	$0.16
April 26, 2021	192,350	$0.29	$0.29	$0.16
September 10, 2021	1,003,926	$1.08	$1.08	$0.62
September 14, 2021	4,112,590	$1.08	$1.08	$0.62
December 1, 2021	665,000	$1.58	$1.58	$0.89
February 7, 2022	1,356,149	$1.61	$1.61	$0.86
April 6, 2022	335,000	$1.61	$1.61	$0.87
July 11, 2022	518,200	$1.00	$1.00	$0.54
November 4, 2022	640,000	$2.19	$2.19	$1.24
(1)	The per share estimated fair value of options reflects the fair value of options as estimated at the date of grant using the Black-Scholes option-pricing model.
Off-Balance Sheet Arrangements
Disc did not have during the periods presented, and does not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.
Recently Issued and Adopted Accounting Pronouncements
A description of recently issued and certain recently adopted accounting pronouncements that have or may potentially impact Disc's financial position and results of operations is included in Note 2 to Disc's consolidated financial statements appearing elsewhere in this proxy statement/prospectus.
Quantitative and Qualitative Disclosures About Market Risk
As of December 31, 2020 and 2021, Disc had cash and cash equivalents of $25.8 million and $88.0 million, respectively, which consisted of cash and money market funds. As of September 30, 2022, Disc had cash and cash equivalents of $55.5 million. Interest income is sensitive to changes in the general level of interest rates; however, due to the nature of these investments, an immediate 10% change in market interest rates would not have a material effect on the fair market value of Disc's cash or cash equivalents.
Disc's employees and operations are primarily located in the United States. Disc has, from time to time, engaged in contracts with contractors or other vendors in a currency other than the U.S. dollar. To date, Disc has had minimal exposure to fluctuations in foreign currency exchange rates as the time period between the date that transactions are initiated, and the date of payment or receipt of payment is generally of short duration. Accordingly, Disc believes it does not have a material exposure to foreign currency risk.
Inflation generally affects Disc by increasing its cost of labor. Disc does not believe that inflation had a material effect on its business, financial condition or results of operations during the years ended December 31, 2020 or 2021 or during the nine months ended September 30, 2021 and 2022.

MANAGEMENT FOLLOWING THE MERGER
Executive Officers and Directors
The combined company’s board of directors will initially be fixed at nine members, consisting of (i) one(1) current Gemini board member, namely Georges Gemayel, and (ii) eight(8) current Disc board members, namely Donald Nicholson, Kevin Bitterman, Mark Chin, John Quisel (who is Disc’s Chief Executive Officer and will serve as Chief Executive Officer of the combined company), Liam Ratcliffe, William White, Mona Ashiya and Jay T. Backstrom. The staggered structure of the current Gemini board of directors will remain in place for the combined company following the completion of the merger. The Gemini board of directors has determined that each of the directors other than Dr. Quisel meet the Nasdaq independence requirements.
The following table sets forth the name, age and position of each of the individuals who are expected to serve as executives and directors of the combined company as of August 9, 2022.
Name	Age	Position
Executive Officers:
John Quisel, J.D., Ph.D.	51	Chief Executive Officer and Director
Joanne Bryce, CPA	56	Chief Financial Officer
Jonathan Yu	41	Chief Business Officer
William Savage, MD, Ph.D.	48	Chief Medical Officer
Brian MacDonald, MB, Ch.B., Ph.D.	62	Chief Innovation Officer
Rahul Khara, Pharm.D., J.D.	40	General Counsel

Non-Employee Directors:
Donald Nicholson, Ph.D.	65	Executive Chairman and Director
Mona Ashiya, Ph.D.	53	Director
Jay Backstrom, M.D., M.P.H	68	Director
Kevin Bitterman, Ph.D.	45	Director
Mark Chin, MS, MBA	45	Director
Georges Gemayel	62	Director
Liam Ratcliffe, MD, Ph.D.	59	Director
William White, MPP, J.D.	49	Director
Each executive officer will serve at the discretion of the combined company’s board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the proposed combined company’s directors or executive officers.
Executive Officers
John Quisel, J.D. Ph.D. has served as Disc’s Chief Executive Officer and as a member of Disc’s board of directors since February 2020. Previously, from October 2006 through February 2020, Dr. Quisel served in various positions at Acceleron Pharma Inc., a biopharmaceutical company, most recently as Chief Business Officer. Prior to joining Acceleron, Dr. Quisel worked as an associate at the law firms of Ropes & Gray and Foley Hoag. Dr. Quisel holds a BS from Harvard University, an MS from Stanford University, a Ph.D. from the Massachusetts Institute of Technology, and a J.D. from Harvard Law School. Dr. Quisel is qualified to serve as a member of the combined company’s board because of his significant scientific industry and management experience, including the experience gained from prior service as a Chief Business Officer.
Joanne Bryce, CPA has served as Disc’s Chief Financial Officer since September 2021. Previously, she served as a part-time consultant for Disc acting as Disc’s Chief Financial Officer from November 2017 to September 2021. Ms. Bryce was previously the Chief Financial Officer of Arkuda Therapeutics, a biotechnology company, having served from February 2018 to September 2021. Additionally, she previously served as a consultant to Dyne Therapeutics, a muscle disease company, acting as head of finance, from January 2018 to March 2020, and was also previously Chief Financial Officer of Quartet Medicine, a biotechnology company, from November 2016 to November 2018. Prior to Quartet, Ms. Bryce held Chief Financial Officer roles at a number of technology companies, including Speedy Packets from October 2014 to November 2016 and WiTricity from September 2008 to June 2014.

Ms. Bryce was Interim Chief Executive Officer at Jingle Networks from November 2005 to November 2008 and served as an independent consultant for multiple organizations between 2001 and 2005. Ms. Bryce was also Chief Financial Officer at Narrative Communications, later acquired by At Home Corporation, from January 1997 to July 2000. Ms. Bryce began her career at Arthur Andersen & Co., an accounting firm. Ms. Bryce holds a B.S. from Babson College and is a certified public accountant licensed in the Commonwealth of Massachusetts.
Jonathan Yu has served as Disc’s Chief Business Officer since August 2021, and was previously Disc’s Senior Vice President of Corporate Development from July 2020 to August 2021. Previously, he co-founded Qpex Biopharma, a biotechnology company, where he served as the Vice President of Corporate Strategy, Finance and Operations from October 2018 to July 2020. Prior to Opex, Mr. Yu served in various leadership roles at The Medicines Company, a pharmaceutical company, from July 2013 to July 2018, most recently serving as Vice President of Strategic Planning and Corporate Development. Mr. Yu has also held a variety of roles at SR One, Acceleron Pharma and Johnson & Johnson, spanning commercial planning and assessment, business development and finance. Mr. Yu holds an AB from Harvard College and an MBA from the Wharton School of the University of Pennsylvania.
William Savage, MD, Ph.D. has served as Disc’s Chief Medical Officer since August 2021 and was previously Disc’s Vice President, Head of Clinical Development from August 2020 to August 2021. Previously, he served as Senior Medical Director at Magenta Therapeutics, a biotechnology company, from July 2019 to July 2020. Prior to Magenta Therapeutics, he was the Global Clinical Development Lead in Hematology at Shire plc and Takeda Pharmaceutical Company, following its acquisition of Shire, both pharmaceutical companies, from January 2017 to July 2019. Dr. Savage was also an Assistant Professor of Pathology at Harvard Medical School/Brigham and Women’s Hospital from July 2012 to January 2017. He started his career at Johns Hopkins University School of Medicine, where he was Associate Medical Director, Transfusion Medicine. Dr. Savage holds a BA from Columbia University, an MD with honors in research from Weill Cornell Medical College and a Ph.D. from the Johns Hopkins Bloomberg School of Public Health.
Brian MacDonald, MB, Ch.B., Ph.D., has served as Disc’s Chief Innovation Officer since September 2021 and served as a member of Disc’s board of directors from February 2020 until September 2021. Dr. MacDonald was Disc’s founding and Interim Chief Executive Officer from October 2017 through February 2020, and has founded another company engaged in the discovery of hepcidin-targeting therapeutics, Merganser Biotech, Inc., where he was the Chief Executive Officer from September 2011 through July 2016. Prior to that, he spent six years as Chief Executive Officer of Zelos Therapeutics from October 2005 through September 2011. He was also previously Head of Regulatory Affairs at Tetralogic from 2004 to 2005, Vice President, Development at 3-Dimensional Pharmaceuticals, Inc. from 2002 to 2003 and Group Director, Emerging Therapeutic Areas, at GSK from 2000 to 2002. Dr. MacDonald received his MB, Ch.B. and Ph.D. from the University of Sheffield, and is a member of the Royal College of Physicians.
Rahul Khara, Pharm.D., J.D., has served as Disc’s General Counsel since December 2021. Dr. Khara previously served as Vice President, Legal and Chief Compliance Officer at Acceleron Pharma Inc. from August 2018 until December 2021. Prior to joining Acceleron he was a Senior Associate at the law firm Arnold & Porter LLP from March 2015 until August 2018. Prior to that, Dr. Khara was a Senior Associate at the law firm Sidley Austin LLP from September 2008 until March 2015. Dr. Khara received his J.D. from University of Michigan Law School. He earned a Pharm.D. from Rutgers University.
Non-Employee Directors
Donald Nicholson, Ph.D. has served as Executive Chairman of Disc’s board of directors since April 2019. Dr. Nicholson is the former chief executive officer of Nimbus Therapeutics, LLC, or Nimbus, a biotechnology company, serving from August 2014 to October 2018. Prior to joining Nimbus, Dr. Nicholson held various strategic, leadership and operational roles in diverse therapeutic areas, including respiratory, inflammation, immunology, bone, endocrine, urology, infectious disease and neurosciences at Merck from April 1998 to July 2013. Dr. Nicholson has co-authored more than 150 publications in peer-reviewed scientific and medical journals and is internationally recognized for his contributions to the field of apoptotic cell death. He also serves as a member on the board of directors of Generation Bio (Nasdaq: GBIO), Kymera Therapeutics (Nasdaq: KYMR), Jnana Therapeutics and NodThera. Dr. Nicholson received his Ph.D. and an Honors B.Sc. degree in Biochemistry from the University of Western Ontario, and trained as a Medical Research Council postdoctoral fellow at the University of Munich in Germany. Dr. Nicholson is qualified to serve as a member of the combined company’s board of directors due to his extensive experience in leadership positions throughout the life sciences industry and his strong scientific background.

Mona Ashiya, Ph.D. has served as a member of Disc’s board of directors since September 2021. Dr. Ashiya is currently a Partner at OrbiMed Advisors LLC, an investment firm, where she has been employed since October 2010. She currently serves on the board of directors of Sierra Oncology, Inc. (Nasdaq: SRRA) and several private companies. Dr. Ashiya also previously served on the board of directors of Prevail Therapeutics Inc. Dr. Ashiya received her B.A. from the University of California, Berkeley and her Ph.D. in Cellular, Molecular and Developmental Biology from the University of Pittsburgh. Dr. Ashiya is qualified to serve on the combined company’s board of directors based on her roles on public and private boards of directors as well as her extensive experience in investing in healthcare companies.
Jay Backstrom, M.D., M.P.H. has served as a member of Disc’s board of directors since December 2021. Dr. Backstrom has served as Executive Vice President, Research and Development at Acceleron Pharma Inc. since December 2019. Dr. Backstrom previously served as Chief Medical Officer of Celgene Corporation from April 2016 until November 2019. Prior to that he served as Senior Vice President, Clinical R&D and Regulatory Affairs at Celgene where he was responsible for the late stage clinical and regulatory programs across the Hematology & Oncology portfolio. Dr. Backstrom joined Celgene in March 2008 as Vice President, Clinical R&D after serving as Vice President, Global Medical Affairs and Safety for Pharmion from 2002 to 2008. Prior to joining Pharmion, Dr. Backstrom was with Marion Merrell Dow and its successor companies including Hoechst Marion Roussel. Dr. Backstrom received his M.D. from Temple University School of Medicine. He did his post graduate training in Internal Medicine at Temple University Hospital and earned a Masters degree in Public Health from Saint Louis University School of Public Health. Dr. Backstrom is qualified to serve on the combined company’s board of directors due to his extensive clinical development background.
Kevin Bitterman, Ph.D. has served as a member of Disc’s board of directors since November 2017. Dr. Bitterman currently serves as a partner at venture firm Atlas Venture, or Atlas, a venture capital firm, where he has been employed since June 2017 and where he focuses on investments in life science companies. Prior to joining Atlas, Dr. Bitterman was a partner at Polaris Partners, an investment firm, as a member of the healthcare team from July 2004 to June 2017. Dr. Bitterman was also the founding CEO at Editas Medicine Inc., a pharmaceutical company, Visterra Inc., a biotechnology company, and Morphic Rock, LLC, a biotechnology company. Dr. Bitterman currently serves on the board of directors of Akero Therapeutics, Inc. (Nasdaq: AKRO) and, during the past five years, previously served on the board of directors of, Editas Medicine, Inc. (Nasdaq: EDIT) and Kala Pharmaceuticals, Inc. (Nasdaq: KALA), as well as on the board of directors of several private companies. Dr. Bitterman also serves as board chair of the New England Venture Capital Association. Dr. Bitterman received a B.A. in biology from Rutgers College and a Ph.D. in genetics from Harvard Medical School. Dr. Bitterman is qualified to serve on the combined company’s board of directors due to his extensive experience investing in, guiding, and leading start-up and early phase companies, as well as his experience as a director of other companies.
Mark Chin, MS, MBA has served as a member of Disc’s board of directors since September 2021. Mr. Chin has served as managing director at Arix Bioscience PLC, a biotechnology-focused venture capital firm, since July 2021. From August 2016 to April 2020, Mr. Chin served as an investment director at Arix Bioscience. Prior to Arix Bioscience, he was a principal at Longitude Capital, a healthcare venture capital firm, from September 2012 to August 2016, where he focused on investments in both private and public biotechnology and medical technology companies. Prior to Longitude Capital, Mr. Chin was a consultant at the Boston Consulting Group, a global management consulting firm, from January 2011 to September 2012, where he managed strategy and corporate development projects for pharmaceutical and biotechnology companies, and prior to Boston Consulting Group, he worked in corporate development at Gilead Sciences, a biotechnology company, and in market planning at Genentech, a biotechnology company. Mr. Chin currently serves as a member of the boards of directors of Harpoon Therapeutics, Inc. (Nasdaq: HARP), Imara Inc. (Nasdaq: IMRA), and Iterum Therapeutics plc (Nasdaq: ITRM) and a number of private biotechnology companies. Mr. Chin received a BS from the University of California at San Diego, an MS from the University of Pennsylvania, and an MBA from The Wharton School at the University of Pennsylvania. Disc believes Mr. Chin is qualified to serve on the combined company’s board of directors based on his extensive experience investing in, guiding, and leading start-up and early phase companies, as well as his experience as a director of other companies.
Georges Gemayel’s biography is provided above under “Gemini Directors, Officers and Corporate Governance”.
Liam Ratcliffe, MD, Ph.D. has served as a member of Disc’s board of directors since September 2019. Dr. Ratcliffe has served as Head of Biotechnology at Access Industries, a privately held industrial group, since April 2019. Previously, he spent 10 years at New Leaf Venture Partners, a venture capital firm, from September 2008 through

March 2019, culminating his career there as Managing Director, where he focused on investing in therapeutic and therapeutic platform companies. Prior to joining New Leaf Venture Partners, Dr. Ratcliffe was Worldwide Head of Clinical Research and Development at Pfizer, where he spent 12 years of his career. Dr. Ratcliffe currently serves as a member of the boards of directors of Arvinas Inc. (Nasdaq: ARVN) since October 2015, Passage Bio Inc. (Nasdaq: PASG) since September 2019, Recludix Pharma, Inc. since December 2019, and Eliem Therapeutics Inc. (Nasdaq: ELYM) since October 2019. Previously, he served as a board member at Edge Therapeutics, Inc. (now PDS Biotechnology Corp., Nasdaq: PDSB) from October 2015 to November 2018, Unum Therapeutics Inc. (formerly listed on Nasdaq) from March 2018 to April 2019, Deciphera Pharmaceuticals Inc. (Nasdaq: DCPH) from September 2017 to March 2019, Aptinyx Inc. (Nasdaq: APTX) from June 2018 to April 2019, and RallyBio Corporation (Nasdaq: RLYB) from April 2018 to March 2019. Dr. Ratcliffe received a MBChB and a Ph.D. in immunology from University of Cape Town and an MBA from the University of Michigan. Dr. Ratcliffe is qualified to serve on the combined company’s board of directors because of his extensive clinical development and venture capital experience in the life sciences industry.
William White, MPP, J.D., has served as a member of Disc’s board of directors since December 2020. Mr. White has served as the Executive Vice President, Chief Financial Officer and Head of Corporate Development and Treasurer at Akero Therapeutics, Inc. (Nasdaq: AKRO), a biotechnology company, since April 2019. Previously, Mr. White served as a Managing Director and Head of US Life Sciences Investment Banking at Deutsche Bank, a financial service provider, from September 2017 until March 2019. Prior to that position, Mr. White was a Managing Director in Healthcare Investment Banking at Citigroup from May 2006 until September 2017. Previously, he served as an associate and later as a Vice President in Healthcare Investment Banking at Goldman, Sachs & Co. from November 2000 to March 2006. Mr. White received an AB from Princeton University, an MPP from Harvard University and a J.D. from Columbia University. Mr. White is qualified to serve on the combined company’s board of directors because of his extensive financial and investment experience in the life sciences industry.
Composition of the Board of Directors
Gemini’s board currently consists of six members, divided into three staggered classes, with one class to be elected at each annual meeting to serve for a three-year term. The staggered structure of the board of directors will remain in place for the combined company following the completion of the merger. It is anticipated that the incoming directors will be appointed to applicable vacant director seats of the combined company board of directors.
Committees of the Board of Directors
Gemini’s board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operate pursuant to a charter adopted by the board of directors. Following the completion of the merger, the board will continue to have the committees. The board of directors may also establish other committees from time to time to assist the combined company and its board of directors.
Audit Committee
The primary purpose of Gemini’s audit committee is to discharge the responsibilities of the Board with respect to its accounting, financial, and other reporting and internal control practices and to oversee its independent registered accounting firm. Specific responsibilities of Gemini’s audit committee include:
•	selecting a qualified firm to serve as the independent registered public accounting firm to audit its financial statements;
•	helping to ensure the independence and performance of the independent registered public accounting firm;
•
discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, its interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
•	reviewing policies on risk assessment and risk management;
•	reviewing related party transactions;
•
obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes its internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit service to be performed by the independent registered public accounting firm.
The audit committee of the combined company is expected to retain these duties and responsibilities following the completion of the merger.
Following the consummation of the merger, the members of the Audit Committee are expected to be William White, Liam Ratcliffe and Mark Chin. William White is expected to be the chair of the Audit Committee and is a financial expert under the rules of the SEC. To qualify as independent to serve on the combined company’s audit committee, listing standards of Nasdaq and the applicable SEC rules require that a director not accept any consulting, advisory or other compensatory fee from the combined company, other than for service as a director, or be an affiliated person of the combined company. Gemini and Disc believe that, following the completion of the merger, the composition of the audit committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.
Compensation Committee
The primary purpose of Gemini’s compensation committee is to discharge the responsibilities of the board of directors to oversee its compensation policies, plans and programs and to review and determine the compensation to be paid to its executive officers, directors and other senior management, as appropriate.
Specific responsibilities of the Gemini compensation committee include:
•	reviewing and approving, or recommending that the board of directors approve, the compensation of its executive officers;
•	reviewing and recommending to its board of directors the compensation of Gemini’s directors;
•	administering its stock and equity incentive plans;
•	selecting independent compensation consultants and assessing whether there are any conflicts of interest with any of the committee’s compensation advisors;
•
reviewing and approving, or recommending that the board of directors approve, incentive compensation and equity plans, severance agreements, change-of-control protections and any other compensatory arrangements for its executive officers and other senior management, as appropriate;

•	reviewing and establishing general policies relating to compensation and benefits of its employees; and
•	reviewing its overall compensation philosophy.
The compensation committee of the combined company is expected to retain these duties and responsibilities following completion of the merger.
Following the consummation of the merger, the members of the Compensation Committee are expected to be Donald Nicholson, Mona Ashiya and Kevin Bitterman. Dr. Nicholson is expected to be the chair of the Compensation Committee. Each member of the combined company’s compensation committee will be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. Gemini and Disc believe that, following the completion of the merger, the composition of the compensation committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.
Nominating and Corporate Governance Committee
Specific responsibilities of Gemini’s nominating and corporate governance committee include:
•	identifying, evaluating and selecting, or recommending that the board of directors approve, nominees for election to the board of directors;
•	evaluating the performance of the board of directors and of individual directors;
•	reviewing developments in corporate governance practices;
•	evaluating the adequacy of its corporate governance practices and reporting;
•	reviewing management succession plans; and

•	developing and making recommendations to the board of directors regarding corporate governance guidelines and matters.
The nominating and corporate governance committee of the combined company is expected to retain these duties and responsibilities following completion of the merger.
Following the consummation of the merger, the members of the Nominating and Corporate Governance Committee are expected to be Kevin Bitterman, Mona Ashiya, Donald Nicholson and Liam Ratcliffe. Dr. Bitterman is expected be the chair of the Nominating and Corporate Governance Committee. Gemini and Disc believe that, after the completion of the merger, the composition the nominating and corporate governance committee will meet the requirements for independence under, and the functioning of such nominating and corporate governance committee will comply with, any applicable requirements of the rules and regulations of Nasdaq and the SEC.
Compensation Committee Interlocks and Insider Participation
Each member of the compensation committee following the closing of the merger will a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. None of the proposed combined company’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or compensation committee following the completion of the merger.
Director Compensation
Prior to the merger, Disc did not have a formal policy to provide any cash or equity compensation to its non-employee directors for their service on its board of directors or committees of its board of directors, nor did any non-employee director receive any compensation for serving on Disc’s board of directors. In connection with closing of the merger, it is expected that the combined company will provide compensation to non-employee directors that is consistent with Gemini’s current practices, however, these director compensation policies may be re-evaluated by the combined company and the compensation committee following the completion of the merger and may be subject to change. Non-employee directors are expected to receive an annual retainer fee and equity compensation in the form of a stock option grant.
Gemini’s board of directors has adopted a non-employee director compensation policy, which is designed to enable Gemini to attract and retain, on a long-term basis, highly qualified non-employee directors. Employee directors do not receive additional compensation for their services as directors. Each director who is not an employee is paid cash compensation as set forth below for serving on the Gemini board of directors, with such compensation paid on a quarterly basis in arrears:
Annual Retainer
Board of Directors	$35,000
Board of Directors Chair	$65,000
Audit Committee Chair	$15,000
Audit Committee Member	$7,500
Compensation Committee Chair	$10,000
Compensation Committee Member	$5,000
Nominating and Corporate Governance Committee Chair	$8,000
Nominating and Corporate Governance Committee Member	$4,000
In addition, each non-employee elected or appointed to the Gemini board is granted a stock option award to purchase a number of shares of common stock equal to 0.08% of the total shares outstanding on the date of such director’s election or appointment to the board, which vests in equal monthly installments over three years, subject to continued service through such vesting dates. On the date of each annual meeting of stockholders of Gemini, each non-employee director will be granted an annual stock option award to purchase a number of shares of common stock equal to 0.04% of the total shares outstanding, which vests in full of the earlier to occur of the first anniversary of the date of grant or the next annual meeting, subject to continued service as a director through such vesting date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
OF THE COMBINED COMPANY
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with Disc’s and Gemini’s directors and executive officers, including those discussed in the sections titled “Management Following the Merger,” “Disc Executive Compensation” and “Gemini Executive Compensation,” the following is a description of each transaction involving Gemini since January 1, 2020, each transaction involving Disc since January 1, 2020 and each currently proposed transaction in which:
•	either Disc or Gemini has been or is to be a participant;
•	the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of Disc’s or Gemini’s total assets at year-end for the last two completed fiscal years, as applicable; and
•
any of Disc’s or Gemini’s directors, executive officers or holders of more than 5% of Disc’s or Gemini’s capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Gemini Transactions
As a smaller reporting company, SEC rules require Gemini to disclose any transaction for the last two completed fiscal years or any currently proposed transaction in which Gemini is a participant and in which any related person has or will have a direct or indirect material interest involving an amount in excess of $120,000 or one percent of the average of the Gemini’s total assets at year end for the last two fiscal years. A related person is any executive officer, director, nominee for director or holder of 5% or more of Gemini’s Common Stock or an immediate family member of any of those persons.
In accordance with such SEC rules, in addition to other disclosures contained elsewhere in this proxy statement/prospectus, Gemini notes the following related party transactions that occurred during such period:
Registration Rights Agreement
Gemini is a party to a Registration Rights Agreement pursuant to which, among other things, certain holders of its capital stock, including certain investors of FS Development Corporation, a Delaware corporation (the “FSDC Investors”), certain entities affiliated with Atlas Ventures, entities affiliated with Lightstone Ventures, OrbiMed Private Investments VI, LP, and Wu Capital Investment LLC (collectively, the “Major Gemini Investors” and together with the FSDC Investors, the “Investors”) were granted certain registration rights with respect to Registrable Securities (as defined in the Registration Rights Agreement) held by them, subject to certain conditions and limitations.
In particular, the Registration Rights Agreement provides for the following registration rights:
•
Demand registration rights. At any time after February 5, 2021, and following the expiration of any lock-up to which an Investor may have been subject, Gemini is required, upon the written request of either (i) FSDC Investors holding a majority of the Registrable Securities held by all FSDC Investors or (ii) Major Gemini Investors holding a majority of the Registrable Securities held by all Major Gemini Investors, to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) on Form S- 1 or any similar long-form registration statement or, if then available, on Form S-3, and use reasonable best efforts to effect the registration of all or part of their registrable securities requested to be included in such registration by the Investors.

•
Shelf registration rights. Gemini was required to file a shelf registration statement pursuant to Rule 415 of Securities Act, which was filed on February 17, 2021 and became effective on April 28, 2021. At any time Gemini has an effective shelf registration statement, if Gemini shall receive a request from Investors holding registrable securities with an estimated market value of at least $5,000,000, to effect an underwritten shelf takedown, Gemini shall use Gemini’s reasonable best efforts to as expeditiously as possible to effect the underwritten shelf takedown.

•
Limits on demand registration rights and shelf registration rights. Gemini shall not be obligated to effect: (a) more than one (1) demand registration or underwritten shelf takedown during any six-month period; (b) any demand registration at any time there is an effective resale shelf registration statement on file with the SEC; (c) more than two underwritten demand registrations in respect of all registrable securities held by the FSDC Investors, including those made under a shelf registration statement, or (d) more than two underwritten demand registrations in respect of all registrable securities held by the Major Gemini Investors, including those made under a shelf registration statement.
•
Piggyback registration rights. At any time after the first anniversary of the closing date, if Gemini proposes to file a registration statement to register any of its equity securities under the Securities Act or to conduct a public offering, either for its own account or for the account of any other person, subject to certain exceptions, the Investors are entitled to include their registrable securities in such registration statement, subject to customary cut-back rights.

•
Expenses and indemnification. All fees, costs and expenses of underwritten registrations will be borne by Gemini and underwriting discounts and selling commissions will be borne by the holders of the shares being registered. The Registration Rights Agreement contains customary cross-indemnification provisions, under which Gemini is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to Gemini, and holders of registrable securities are obligated to indemnify Gemini for material misstatements or omissions attributable to them.

•
Registrable securities. Securities of Gemini shall cease to be registrable securities upon the earlier of (i) tenth anniversary of February 5, 2021 and (ii) the date as of which (1) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, or (2) such securities shall have been transferred pursuant to Rule 144 of the Securities Act, or with respect to any Investor, securities of such Investor shall cease to be registrable securities, on the earlier of (x) the date such Investor ceases to hold at least 1% of the registrable securities or (y) if such Investor is an individual and such Investor is a director or an executive officer of the Company or FS Development Corporation as of immediately prior to the consummation of the business combination, the date when such Investor is permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale.

•
Lockup. Under the Registration Rights Agreement, each Investor was required to enter into a customary lockup agreement restricting such investor from transferring any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock for one hundred eighty (180) days following February 5, 2021, which restriction expired August 4, 2021. The foregoing notwithstanding, each of Gemini’s executive officers and directors was permitted to establish a plan to acquire and sell shares of Common Stock pursuant to Rule 10b5-1 under the Exchange Act; provided, however, no sale of shares under any such plan shall be made prior to the expiration of the one hundred eighty (180) day lock-up period on August 4, 2021.

Voting Agreement
Gemini is a party to the Voting Agreement, pursuant to which certain of its stockholders agree to vote all voting securities of Gemini that it owns from time to time and that it may vote in accordance with the provisions of the Voting Agreement, whether at a regular or special meeting of stockholders. Pursuant to the Voting Agreement, until the earlier of (i) the fifth (5th) anniversary of February 5, 2021 or (ii) the date on which FS Development Corporation owns less than 1,217,563 shares of Common Stock, at each of Gemini’s annual or special meetings of stockholders, FS Development Corporation shall have the right to designate for election as a member of the Board, and the Board (including any committee thereof) shall nominate (and recommend for election and include such recommendation in a timely manner in any proxy statement or other applicable announcement to its stockholders), one individual to serve as a Class III Director. If FS Development Corporation ceases to be entitled to nominate any directors, then such directors shall be nominated by the Board and approved by the holders of the outstanding shares of Common Stock.
All directors elected pursuant to the terms of the Voting Agreement shall be removed from the Board only upon the vote or written consent of the voting party that is entitled to nominate, appoint or elect such director. Upon any decrease in the rights of any such voting party to nominate, appoint or elect any director, the applicable voting party shall promptly cause the removal or resignation of an applicable directors if requested by the Board. Upon any individual elected to serve as a director pursuant to the Voting Agreement ceasing to be a member of the Board, whether by death, resignation or removal or otherwise, only the voting party that was entitled to nominate, appoint or elect such individual shall have the right to fill any resulting vacancy in the Board; provided that such voting party still has the right to nominate, appoint or elect the applicable director.
Certain Relationships and Related Transactions – FS Development Corp.
On June 30, 2020, FS Development Holdings , LLC (“FS”) purchased an aggregate of 2,875,000 shares (the “Founder Shares”) of FSDC’s Class B Common Stock, par value $0.0001 per share (the “Class B Shares”) for a total purchase price of $25,000, or approximately $0.009 per share. In July 2020, FS transferred 30,000 Class B Shares to each of Robert Carey, Dan Dubin and Deepa Pakianathan. On August 11, 2020, FSDC effected a 1:1.05 stock split of FSDC Class B Common Stock, resulting in FS holding 2,928,750 Class B Shares and there being an aggregate of 3,018,750 Class B Shares outstanding. The number of Class B Shares outstanding was determined based on the expectation that the total size of the initial public offering of FSDC would be a maximum of 12,075,000 shares of FSDC’s Class A Common Stock, par value $0.0001 per share (the “Class A Shares”), if the underwriters’ over-allotment option would be exercised in full, and therefore that such Class B Shares would represent 20% of the issued and outstanding shares of common stock (excluding the Private Placement Shares (as defined below)) after such offering.
FS purchased 441,500 Class A Shares (collectively, the “Private Placement Shares”) at a price of $10.00 per share, or $4,415,000 in the aggregate, in a private placement that closed simultaneously with FSDC’s initial public offering (the “FSDC IPO”).
Until the closing, FSDC utilized office space at 600 Montgomery Street, Suite 4500, San Francisco, California 94111 from FS. Following the closing of the FSDC IPO, FSDC paid FS $10,000 per month for office space, secretarial and administrative services provided to members of its management team pursuant to the terms of an administrative services agreement between FSDC and FS.
FS and FSDC’s executive officers and directors were reimbursed for any out-of-pocket expenses incurred in connection with activities on FSDC’s behalf, in connection with the completion of an initial business combination, such as identifying potential target businesses and performing due diligence on suitable business combinations. FSDC’s audit committee reviewed on a quarterly basis all payments that were made to FS, officers, directors or its or their affiliates.
FS loaned FSDC $200,000 to be used for a portion of the expenses of the FSDC IPO. These loans were non-interest bearing, unsecured and were due at the earlier of December 31, 2020 or the closing of the FSDC IPO. These loans were fully repaid by FSDC on August 14, 2020.
In connection with this business combination, as part of the sale of 9,506,000 newly issued shares of Common Stock, an affiliate of FS had entered into a subscription agreement to purchase 1,500,000 shares of Common Stock at a purchase price of $10 per share in a private placement concurrent with the business combination. In connection with the closing of the business combination, the affiliate of FS assigned to FS its obligation to purchase its shares under the subscription agreement so that FS purchased such shares.
On August 11, 2020, FSDC entered into a registration rights agreement (the “prior registration rights agreement”) with respect to the Founders Shares and Private Placement Shares. The holders of these securities were entitled to make up to three demands, excluding short form demands, that FSDC register such securities. In addition, the holders had certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of FSDC’s initial business combination. FSDC bears the expenses incurred in connection with the filing of any such registration statements. As part of the prior registration rights agreement, certain holders of registrable securities agreed to a lock-up period of one year from the closing of the business combination.
In connection with the closing of the business combination, the FSDC Investors and certain other stockholders entered into the Registration Rights Agreement with Gemini that replaced the prior registration rights agreement.
In connection with the merger agreement related to this business combination, the FSDC Investors entered into support agreements with FSDC, FSG Merger Sub Inc. and FS. Under such support agreements, each such stockholder agreed to vote, at any meeting of the stockholders of FSDC, and in any action by written consent of the stockholders of FSDC, all of such stockholder’s Class B Common Stock of FSDC (i) in favor of (A) the merger agreement, (B) certain proposals requiring approval by Gemini’s stockholders in connection with business combination, and (C) the transactions contemplated by the merger agreement and such support agreements, and (ii) in favor of any other matter reasonably necessary to the consummation of the transactions contemplated by the merger agreement and the approval of such stockholder proposals. In addition, such support agreements prohibit each such stockholder from, among other things, selling, assigning or transferring any Class B Common Stock of FSDC held by such stockholder or taking any action that would prevent or disable such stockholder from performing its obligations under the support agreement.
Convertible Note Financing
On August 21, 2020, FSG Merger Sub Inc. issued convertible promissory notes for aggregate gross proceeds of $14,000,000 (the “Notes”), at a closing held pursuant to a convertible note purchase agreement among FSG Merger Sub Inc. and certain investors. The following holders of more than 5% of FSG Merger Sub Inc.’s capital stock participated in the note financing. The Notes accrue simple interest at 8% per annum and matured on February 21, 2021. Prior to the closing of the business combination with FSDC, all principal and accrued interest under the Notes converted into shares of FSG Merger Sub Inc.’s Series B Preferred Stock.
Name of 5% Gemini Stockholder	Principal Amount of Note Purchased
Lightstone Singapore L.P.	$3,000,000
OrbiMed Private Investments VI, LP	$4,887,000
Atlas Venture Opportunity Fund I, L.P.	$4,361,000
Wu Capital Investment LLC	$1,752,000
Gemini Accounting Services
On April 17, 2020, FSG Merger Sub Inc. engaged Danforth Advisors, an accounting and finance advisory company managed by Gregg Beloff, Gemini’s former Interim Chief Financial Officer. For the year ended December 31, 2021, the costs incurred under this arrangement totaled $0.6 million.
Disc Transactions
The following is a description of transactions or series of transactions since January 1, 2020, to which Disc was or will be a party, in which:
•	the amount involved in the transaction exceeds, or will exceed, the lesser of $120,000 or one percent of the average of Disc’s total assets for the last two completed fiscal years; and
•
in which any of Disc’s executive officers, directors or holders of five percent or more of any class of Disc’s capital stock, including their immediate family members or affiliated entities, had or will have a direct or indirect material interest.

Compensation arrangements for Disc named executive officers and directors are described elsewhere in this proxy statement/prospectus under “Disc Executive Compensation” and “Disc Director Compensation.”

Private Placements of Securities
Series A Convertible Preferred Stock Financing
In September 2019, May 2020 and October 2020, Disc sold an aggregate of 41,666,666 shares of Series A preferred stock at a purchase price of $1.20 per share for aggregate gross proceeds of $50.0 million. Certain of the shares issued to Atlas Venture Fund X, L.P. were issued in exchange for conversion of an outstanding SAFE held by Atlas Venture Fund X, L.P. The following table summarizes purchases of Disc’s Series A preferred stock by related persons:
Participant	Shares of Series A Preferred Stock	Total Cash Purchase Price ($)
Atlas Venture Fund X, L.P.(1)	12,499,999	15,000,000
Novo Holdings A/S(2)	16,666,667	20,000,000
AI DMI LLC (3)	11,666,667	14,000,000
(1)
Entities affiliated with Atlas Venture Fund X, L.P. beneficially own more than five percent of Disc’s outstanding capital stock. Dr. Bitterman is a Partner at Atlas Ventures and a member of Disc’s board of directors.

(2)
Novo Holdings A/S is an affiliate of Novo Ventures (US), Inc., and beneficially owns more than five percent of Disc’s outstanding capital stock. Dr. Snyder is a Principal at Novo Ventures (US), Inc. and a member of Disc’s board of directors.

(3)
AI DMI LLC is an affiliate of Access Industries Management, and beneficially owns more than five percent of Disc’s outstanding capital stock. Dr. Ratcliffe is Head of Biotechnology at Access Industries Management and a member of Disc’s board of directors.

Series B Convertible Preferred Stock Financing
In September 2021, Disc sold an aggregate of 37,499,999 shares of its Series B preferred stock at a purchase price of $2.40 per share for aggregate gross proceeds of $90.0 million. The following table summarizes purchases of Disc’s Series B preferred stock by related persons:
Participant	Shares of Series B Preferred Stock	Total Purchase Price ($)
Atlas Venture Opportunity Fund I, L.P.(1)	4,299,497	10,318,793
Novo Holdings A/S(2)	3,495,526	8,389,262
AI DMI LLC(3)	3,071,868	7,372,483
Entities affiliated with OrbiMed Advisors LLC(4)	10,416,667	25,000,000
(1)
Entities affiliated with Atlas Venture Opportunity Fund I, L.P. beneficially own more than five percent of Disc’s outstanding capital stock. Dr. Bitterman is a Partner at Atlas Ventures and a member of Disc’s board of directors.

(2)
Novo Holdings A/S is an affiliate of Novo Ventures (US), Inc., and beneficially owns more than five percent of Disc’s outstanding capital stock. Dr. Snyder is a Principal at Novo Ventures (US), Inc. and a member of Disc’s board of directors.

(3)
AI DMI LLC is an affiliate of Access Industries Management, and beneficially owns more than five percent of Disc’s outstanding capital stock. Dr. Ratcliffe is Head of Biotechnology at Access Industries Management and a member of Disc’s board of directors.

(4)
Entities affiliated with OrbiMed Advisors LLC beneficially own more than five percent of Disc’s outstanding capital stock. Dr. Ashiya is a Partner at OrbiMed Advisors LLC and a member of Disc’s board of directors.

Disc Pre-Closing Financing
In connection with the Merger Agreement, Disc entered into a Subscription Agreement in August 2022 with certain investors to consummate the Disc pre-closing financing. Pursuant to the Subscription Agreement, the investors agreed to purchase an aggregate of 21,341,737 shares of Disc common stock, at a price of $2.51 per share, for aggregate gross proceeds of $53.5 million. The closing of the Disc pre-closing financing is conditioned upon the satisfaction or waiver of the conditions to the merger as well as certain other conditions. Four of the investors or their affiliates are beneficial holders of more than 5% of Disc’s capital stock, and the table below sets forth the number of shares of Disc common stock expected to be purchased by such holders at the closing of the Disc pre-closing financing:
Participant	Shares of Disc Common Stock	Total Purchase Price ($)
Atlas Venture Opportunity Fund I, L.P.(1)	1,992,031	5,000,000
Novo Holdings A/S(2)	1,195,219	3,000,000
AI DMI LLC(3)	9,960,159	25,000,000
Entities affiliated with OrbiMed Advisors LLC(4)	3,984,063	9,999,999
(1)
Entities affiliated with Atlas Venture Opportunity Fund I, L.P. beneficially own more than five percent of Disc’s outstanding capital stock. Dr. Bitterman is a Partner at Atlas Ventures and a member of Disc’s board of directors.

(2)
Novo Holdings A/S is an affiliate of Novo Ventures (US), Inc., and beneficially owns more than five percent of Disc’s outstanding capital stock. Dr. Snyder is a Principal at Novo Ventures (US), Inc. and a member of Disc’s board of directors.

(3)
AI DMI LLC is an affiliate of Access Industries Management, and beneficially owns more than five percent of Disc’s outstanding capital stock. Dr. Ratcliffe is Head of Biotechnology at Access Industries Management and a member of Disc’s board of directors.

(4)
Entities affiliated with OrbiMed Advisors LLC beneficially own more than five percent of Disc’s outstanding capital stock. Dr. Ashiya is a Partner at OrbiMed Advisors LLC and a member of Disc’s board of directors.

Other Agreements with Disc Stockholders
In connection with Disc’s Series B convertible preferred stock financing, Disc entered into investors’ rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of Disc preferred stock and certain holders of Disc common stock. These stockholder agreements will terminate upon the closing of the merger, except for the registration rights granted under Disc’s investors’ rights agreement.
Consulting Services and Rent
During the year ended December 31, 2019, Disc received operations, consulting, advisory and related services from Atlas Venture Life Science Advisors, LLC, or Atlas, and paid Atlas rent for certain office space, in the aggregate amount of $74,509. Atlas, through its affiliates Atlas Venture Opportunity Fund I, L.P. and Atlas Venture Fund X, L.P., has a greater than five percent ownership interest in Disc. Dr. Bitterman is a partner at Atlas and a member of Disc’s board of directors. These fees were paid to Atlas in amounts mutually agreed upon in advance by Disc and Atlas in consideration of office space rent and certain operations, consulting and advisory, and such services were provided to Disc on an as-needed basis, from time to time and at Disc’s request, by individuals affiliated with Atlas. Such fees were payable pursuant to invoices submitted to Disc by Atlas from time to time. None of these fees were paid directly to Dr. Bitterman. The fees paid to Atlas did not exceed five percent of the consolidated gross revenue of Atlas during the fiscal year.
License Agreements
In connection with and as partial consideration under the Roche Agreement with Roche executed in 2021, Disc has agreed to issue to Roche shares of Disc common stock estimated to be approximately 2.85% of the combined company’s issued and outstanding capitalization immediately following the closing of the merger and the Disc pre-closing financing, to Roche or its affiliates for no additional consideration concurrent with the completion of the merger. The issuance of such shares will not be registered under the Securities Act of 1933, as amended.
In connection with and as partial consideration under the AbbVie Agreement with AbbVie executed in 2019, Disc agreed to issue 4,336,841 shares of Disc common stock to AbbVie for no additional consideration. Pursuant to this agreement, 2,295,174 shares vested immediately in September 2019, with the remaining 2,041,667 shares subject to a performance condition, which was met during 2020.

Indemnification Agreements
Disc has entered into agreements to indemnify its directors and executive officers. These agreements will, among other things, require Disc to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in Disc’s right, on account of any services undertaken by such person on Disc’s behalf or that person’s status as a member of Disc’s board of directors to the maximum extent allowed under Delaware law.
Policies for Approval of Related Party Transactions
Disc’s board of directors reviews and approves transactions with its directors, officers and holders of five percent or more of its voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction are disclosed to Disc’s board of directors prior to their consideration of such transaction, and the transaction is not considered approved by the board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
Selected Historical Consolidated Financial Data of Gemini
The following tables summarize Gemini’s consolidated financial data. The consolidated statement of operations data for the years ended December 31, 2020 and 2021 and the consolidated balance sheet data as of December 31, 2020 and 2021 have been derived from the audited consolidated financial statements included in Gemini’s Annual Report on Form 10-K, which is incorporated herein by reference. The consolidated statement of operations data for the nine months ended September 30, 2021 and 2022 and the consolidated balance sheet data as of September 30, 2022 have been derived from the unaudited condensed consolidated financial statements included in Gemini’s Quarterly Report on Form 10-Q, which is incorporated herein by reference. You should read the following selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Gemini’s financial statements and the related notes incorporated by reference. Gemini’s historical results are not necessarily indicative of results that should be expected in any future period and Gemini’s results for the interim period are not necessarily indicative of the results that should be expected for the full year ending December 31, 2022.
	Year Ended December 31,		Nine Months Ended September 30,
	2020	2021	2021	2022
	(in thousands, except share and per share data)
Operating expenses:
Research and development	$28,170	$48,717	$36,083	$12,822
General and administrative	5,870	20,285	15,177	13,326
Total operating expenses	34,040	69,002	51,260	26,148
Loss from operations	(34,040)	(69,002)	(51,260)	(26,148)
Other income (expense):
Interest expense	(6,826)	(2,158)	(2,073)	(155)
Interest income	37	15	11	657
Loss on conversion of convertible notes	—	(711)	(711)	—
Change in fair value of warrant liability	(8)	—	—	—
Other income (expense)	—	(13)	(13)	48
Net loss and comprehensive loss	$(40,837)	$(71,869)	$(54,046)	$(25,598)
Net loss per share, basic and diluted	$(2.70)	$(1.78)	$(1.37)	$(0.59)
Weighted average common shares outstanding, basic and diluted	15,115,129	40,362,303	39,427,476	43,236,171
	As of December 31,		As of September 30,
	2020	2021	2022
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,503	$136,627	$101,737
Working capital (1)	(19,811)	125,266	103,200
Total assets	8,319	140,437	106,031
Total liabilities	30,180	15,596	1,464
Accumulated deficit	(112,821)	(184,690)	(210,288)
Total stockholders’ equity (deficit)	(21,861)	124,841	104,567
(1)	Working capital is defined as current assets less current liabilities.

Selected Historical Consolidated Financial Data of Disc
The following tables summarize Disc’s consolidated financial data. The consolidated statement of operations data for the years ended December 31, 2020 and 2021 and the consolidated balance sheet data as of December 31, 2020 and 2021 have been derived from Disc’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The consolidated statement of operations data for the nine months ended September 30, 2021 and 2022 and the consolidated balance sheet data as of September 30, 2022 have been derived from Disc’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus. You should read the following selected consolidated financial data together with “Disc Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Disc’s consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus. Disc’s historical results are not necessarily indicative of results that should be expected in any future period and Disc’s results for the interim period are not necessarily indicative of the results that should be expected for the full year ending December 31, 2022.
	Year Ended December 31,		Nine Months Ended September 30,
	2020	2021	2021	2022
	(in thousands, except share and per share data)
Operating expenses:
Research and development	$18,020	$25,170	$19,511	$23,421
General and administrative	2,956	5,763	4,012	9,033
Total operating expenses	20,976	30,933	23,523	32,454
Loss from operations	(20,976)	(30,933)	(23,523)	(32,454)
Other income (expense), net:
Interest income	40	14	5	321
Change in fair value of derivative liability	—	(5,050)	(3,600)	(3,450)
Total other income (expense), net	40	(5,036)	(3,595)	(3,129)
Net loss and comprehensive loss	$(20,936)	$(35,969)	$(27,118)	$(35,583)
Net loss attributable to common stockholders—basic and diluted	$(20,936)	$(35,969)	$(27,118)	$(35,583)
Weighted-average common shares outstanding—basic and diluted	6,930,451	8,014,679	7,947,355	8,604,591
Net loss per share attributable to common stockholders—basic and diluted	$(3.02)	$(4.49)	$(3.41)	$(4.14)
	As of December 31,		As of September 30,
	2020	2021	2022
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$25,825	$88,036	$55,473
Working capital (1)	22,966	77,060	42,626
Total assets	27,377	92,411	61,707
Total liabilities	4,074	14,758	18,378
Convertible preferred stock	52,112	141,856	141,856
Accumulated deficit	(29,420)	(65,389)	(100,972)
Total stockholders’ deficit	(28,809)	(64,203)	(98,527)
(1)	Working capital is defined as current assets less current liabilities.
Selected Unaudited Pro Forma Condensed Combined Financial Data of Gemini and Disc
The following unaudited pro forma condensed combined financial information was prepared based on the expectation that the Merger will be treated as a reverse recapitalization in accordance with U.S. generally accepted accounting principles (“GAAP”). For accounting purposes, Disc is considered to be acquiring Gemini in the Merger. This determination is based on the expectations that, immediately following the Merger: (i) Disc’s equity holders will own a substantial majority of the voting rights in the combined organization, (ii) Disc will designate a majority (eight of nine) of the initial board of directors of the combined organization and (iii) Disc’s senior management will hold all positions in the senior management of the combined organization and no employees from Gemini will be retained. Accordingly, for accounting purposes: (i) the Merger will be treated as the equivalent of Disc issuing stock to acquire the net assets of Gemini, (ii) the net assets of Gemini will be recorded based upon the fair values in the financial statements at the time of closing, which are primarily comprised of cash and cash equivalents and therefore expected to approximate the historical carrying value of the assets and (iii) the reported historical operating results of the combined company prior to the Merger will be those of Disc.
The unaudited pro forma condensed combined balance sheet assumes that Disc’s pre-closing financing and the merger were consummated as of September 30, 2022 and combines the historical balance sheets of Gemini and Disc as of such date. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 and the nine months ended September 30, 2022 assumes that Disc’s pre-closing financing and the merger were consummated as of January 1, 2021 and combines the historical results of Gemini and Disc for the respective periods presented.
The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma condensed combined financial data for the year ended December 31, 2021 and as of and for the nine months ended September 30, 2022 are derived from the unaudited pro forma condensed combined financial information and should be read in conjunction with that information. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/ prospectus.
Selected Unaudited Pro Forma Condensed Combined Statements of Operations Data
	Year Ended December 31,	Nine Months Ended September 30,
	2021	2022
	(in thousands, except share and per share data)
Research and development expense	$73,887	$36,243
General and administrative expense	37,052	22,359
Loss from operations	(110,939)	(58,602)
Net loss attributable to common stockholders—basic and diluted	(113,344)	(57,576)
Net loss per share attributable to common stockholders—basic and diluted	$(6.62)	$(3.30)
Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data
As of September 30,
2022
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$210,710
Working capital, net	192,079
Total assets	218,907
Total liabilities	24,758
Accumulated deficit	(103,463)
Total stockholders’ equity (deficit)	194,149
Unaudited Pro Forma Condensed Combined Financial Information
The following unaudited pro forma condensed combined financial statements are based on the Disc Medicine Inc.’s historical consolidated financial statements and Gemini Therapeutics Inc.’s historical consolidated financial statements as adjusted to give effect to the merger of the companies, accounted for as a reverse recapitalization, to the issuance of shares in a pre-closing financing and to the anticipated Gemini 1:10 reverse stock split.

The Merger
On August 9, 2022, Disc entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Gemini Therapeutics, Inc., a Delaware corporation (“Gemini”) and Gemstone Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gemini (“Merger Sub”). Pursuant to the Merger Agreement and subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into Disc, with Disc continuing as the surviving company and as a wholly owned subsidiary of Gemini (the “merger”). If the merger is completed, the business of Disc will continue as the business of the combined company. The merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.
Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger (the “Effective Time”), each then outstanding share of Disc common stock (including shares of common stock issued upon conversion of Disc preferred stock and shares of Disc common stock issued in the Disc pre-closing financing (as defined below) will be converted into the right to receive a number of shares of Gemini’s common stock (subject to the payment of cash in lieu of fractional shares) calculated in accordance with the Merger Agreement (the “exchange ratio”).
Prior to and as a condition of the closing, Gemini repaid its term loan and accrued interest and other related fees in the third quarter of 2022.
As a direct result of the reverse recapitalization, pursuant to Disc’s Roche Agreement, immediately following the Effective Date, Disc will issue shares of the combined company to Roche for no consideration (the “Roche Issuance”). The number of shares of common stock to be issued to Roche is estimated to be approximately 2.85% of the outstanding shares of common stock of the combined company as of the Effective Date. This is considered a separate transaction for accounting purposes; however, as it occurs automatically upon the closing of the merger, Disc is presenting as a pro forma adjustment.
At the Effective Time, each person who as of immediately prior to the Effective Time was a stockholder of record of Gemini or had the right to receive Gemini’s common stock will be entitled to receive a contractual contingent value right (“CVR”) issued by Gemini subject to and in accordance with the terms and conditions of a Contingent Value Rights Agreement between Gemini, the holder’s representative and the rights agent (the “CVR Agreement”), representing the contractual right to receive consideration from the post-closing combined company upon the receipt of certain proceeds from a disposition of Gemini’s pre-merger assets, calculated in accordance with the CVR Agreement. The unaudited pro forma condensed combined balance sheet does not reflect contingent consideration with respect to the CVRs because the value of the corresponding in-process research and development assets are expected to be de minimis.
The merger is expected to be treated as a reverse recapitalization in accordance with U.S. GAAP because on the effective date of the merger, the pre-combination assets of Gemini are expected to be primarily cash and cash equivalents and other non-operating assets. Disc concluded that any in-process research and development assets potentially remaining as of the combination would be de minimis when compared to the cash and cash equivalents obtained through the merger.
Immediately after the consummation of the merger, based on the estimated exchange ratio as described in this proxy statement/prospectus, Disc securityholders would own approximately 76% of the Gemini common stock as defined in the Merger Agreement, and Gemini securityholders would own approximately 24% of the Gemini common stock as defined in the Merger Agreement, after giving effect to the Disc pre-closing financing, and subject to adjustment of the exchange ratio as set forth in the Merger Agreement. Under certain circumstances further described in the Merger Agreement, the ownership percentages are subject to adjustment to the extent that Gemini’s net cash as of the closing, as defined in the Merger Agreement (“Net Cash”) is less than $87.4 million or greater than $96.6 million.
The Disc Pre-Closing Financing
In connection with the Merger Agreement, certain third parties have entered into a subscription agreement with Disc to purchase shares of Disc common stock for an aggregate purchase price of approximately $53.5 million (the “Disc pre-closing financing”). The Disc pre-closing financing is contingent on and will occur prior to the closing of the merger, subject to customary closing conditions. Shares of the Disc common stock issued pursuant to the Disc pre-closing financing will be converted into shares of Gemini common stock in accordance with the exchange ratio at the Effective Time.

The unaudited pro forma condensed combined balance sheet assumes that the Disc pre-closing financing, and the merger were consummated as of September 30, 2022 and combines the historical balance sheets of Gemini and Disc as of such date. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 and the nine months ended September 30, 2022 assumes that the Disc pre-closing financing and the merger were consummated as of January 1, 2021 and combines the historical results of Gemini and Disc for the respective periods presented.
The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that would have been realized had the entities been a single entity during these periods.
The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. The accounting for the merger requires the final calculation of net working capital for Gemini. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final accounting, expected to be completed after the closing, will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined organization’s future results of operations and financial position.
The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations in future periods or the results that would have been realized had Gemini and Disc been a combined organization during the specified periods. The actual results reported in periods following the merger may differ significantly from those reflected in the unaudited pro forma condensed combined financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this pro forma financial information.
The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate historical financial statements of Gemini and Disc, and each company’s respective Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this proxy statement/prospectus.
Accounting rules require evaluation of certain assumptions, estimates, or determination of financial statement classifications. The accounting policies of Gemini may materially vary from those of Disc. During preparation of the unaudited pro forma condensed combined financial information, management has performed a preliminary analysis and is not aware of any material differences, and accordingly, this unaudited pro forma condensed combined financial information assumes no material differences in accounting policies. Following the acquisition, management will conduct a final review of Gemini’s accounting policies in order to determine if differences in accounting policies require adjustment or reclassification of Gemini’s results of operations or reclassification of assets or liabilities to conform to Disc’s accounting policies and classifications. As a result of this review, management may identify differences that, when conformed, could have a material impact on these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Balance Sheet
September 30, 2022
(in thousands)
	Disc Medicine	Gemini Therapeutics	Disc Pre-closing Financing Adjustments	Pro Forma Merger Adjustments	Notes	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$55,473	$101,737	$53,500	$—	B	$210,710
Prepaid expenses and other current assets	4,425	2,927	—	(2,331)	D, E	5,021
Total current assets	59,898	104,664	53,500	(2,331)		215,731
Property and equipment, net	181	—	—	—		181
Right-of-use assets, operating leases	1,512	—	—	—		1,512
Other assets	116	1,367	—	—		1,483
Total assets	$61,707	$106,031	$53,500	$(2,331)		$218,907
Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$3,397	$1,139	$—	$—		$4,536
Accrued expenses	3,674	325	—	14,816	D, E, F, G	18,815
Derivative liability	9,900	—	—	(9,900)	J	—
Operating lease liabilities, current	301	—	—	—		301
Total current liabilities	17,272	1,464	—	4,916		23,652
Operating lease liabilities, non-current	1,106	—	—	—		1,106
Total liabilities	18,378	1,464	—	4,916		24,758
Series Seed convertible preferred stock	2,350	—	—	(2,350)	C	—
Series A convertible preferred stock	49,762	—	—	(49,762)	C	—
Series B convertible preferred stock	89,744	—	—	(89,744)	C	—
Stockholders’ deficit:
Common stock	1	4	2	(5)	I	2
Additional paid-in capital	2,444	314,851	53,498	(73,183)	I	297,610
Accumulated deficit	(100,972)	(210,288)	—	207,797	I	(103,463)
Total stockholders’ equity (deficit)	(98,527)	104,567	53,500	134,609		194,149
Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$61,707	$106,031	$53,500	$(2,331)		$218,907
The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 30, 2022
(in thousands, except share and per share amounts)
	Disc Medicine	Gemini Therapeutics	Pro Forma Merger Adjustments	Notes	Pro Forma Combined
Operating expenses:
Research and development	$23,421	$12,822	$—		$36,243
General and administrative	9,033	13,326	—		22,359
Total operating expenses	32,454	26,148	—		58,602
Loss from operations	(32,454)	(26,148)	—		(58,602)
Other income (expense), net:
Interest expense	—	(155)	155	A	—
Interest income	321	657	—		978
Loss on conversion of convertible notes	—	—	—		—
Change in fair value of derivative liability	(3,450)	—	3,450	J	—
Other income	—	48	—		48
Total other income (expense), net	(3,129)	550	3,605		1,026
Net loss and comprehensive loss	$(35,583)	$(25,598)	$3,605		$(57,576)
Net loss attributable to common stockholders—basic and diluted	$(35,583)	$(25,598)	$3,605		$(57,576)
Weighted-average common shares outstanding—basic and diluted	8,604,591	43,236,171	(34,368,592)	K	17,472,170
Net loss per share attributable to common stockholders—basic and diluted	$(4.14)	$(0.59)	$—		$(3.30)
The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2021
(in thousands, except share and per share amounts)
	Disc Medicine	Gemini Therapeutics	Pro Forma Merger Adjustments	Notes	Pro Forma Combined
Operating expenses:
Research and development	$25,170	$48,717	$—		$73,887
General and administrative	5,763	20,285	11,004	D, F, G, H	37,052
Total operating expenses	30,933	69,002	11,004		110,939
Loss from operations	(30,933)	(69,002)	(11,004)		(110,939)
Other income (expense), net:
Interest expense	—	(2,158)	448	A	(1,710)
Interest income	14	15	—		29
Loss on conversion of convertible notes	—	(711)	—		(711)
Change in fair value of derivative liability	(5,050)	—	5,050	J	—
Other expense	—	(13)	—		(13)
Total other income (expense), net	(5,036)	(2,867)	5,498		(2,405)
Net loss and comprehensive loss	$(35,969)	$(71,869)	$(5,506)		$(113,344)
Net loss attributable to common stockholders—basic and diluted	$(35,969)	$(71,869)	$(5,506)		$(113,344)
Weighted-average common shares outstanding—basic and diluted	8,014,679	40,362,303	(31,257,385)	K	17,119,597
Net loss per share attributable to common stockholders—basic and diluted	$(4.49)	$(1.78)	$—		$(6.62)
The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
All amounts below are in thousands, unless specifically noted otherwise, except share and per share amounts.
1. Description of Transaction
Upon the Effective Time, all shares of Disc common stock outstanding immediately prior to the Effective Time, after giving effect to the preferred stock conversion and the Disc pre-closing financing, will be converted into the right to receive approximately 12,632,832 shares of Gemini’s common stock in the aggregate, based on an estimated exchange ratio of 0.1105 which has been adjusted to reflect the anticipated Gemini 1:10 reverse stock split, and, which is subject to certain adjustments, including Gemini’s final Net Cash at closing. This exchange ratio is an estimate only and the final exchange ratio at closing will be determined pursuant to a formula described in more detail in the Merger Agreement.
Disc estimates that the aggregate value of the consideration to be paid in the merger will be approximately $74.0 million. The fair value of consideration transferred is based on the number of common shares Gemini stockholders will own of the combined company upon consummation of the merger, multiplied by the closing price of fair value of Gemini common stock on November 9, 2022, the most recent practicable date prior to the filing of this registration statement. The number and value of the shares of Gemini common stock to be issued pursuant to the Merger Agreement will not be determined until the completion of the merger and therefore, the final aggregate value of the consideration paid in the merger, may be more or less than $74.0 million. The fair value of consideration transferred is not indicative of the combined entities enterprise value upon consummation of the merger. As the merger will be accounted for as a reverse recapitalization, any difference between the consideration to be transferred in the merger and the fair value of the net assets acquired will be recorded as an adjustment to additional paid-in capital.
Consummation of the merger is subject to certain closing conditions, including, among other things, approval by the Gemini stockholders and the Disc stockholders.
2. Basis of Pro Forma Presentation
The unaudited pro forma condensed combined financial information gives effect to the anticipated Gemini 1:10 reverse stock split.
The unaudited pro forma condensed combined financial information has been prepared in accordance with SEC Regulation S-X Article 11. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 and the nine months ended September 30, 2022, give effect to the Disc pre-closing financing and merger as if they had been consummated on January 1, 2021. The unaudited pro forma condensed combined balance sheet as of September 30, 2022 gives effect to the Disc pre-closing financing and the merger as if they had been consummated on September 30, 2022.
For accounting purposes, Disc is considered to be the acquiring company and the merger is expected to be accounted for as a reverse recapitalization of Gemini by Disc because on the merger date, the pre-combination assets of Gemini are expected to be primarily cash and cash equivalents and other non-operating assets.
For purposes of these pro forma financial statements, the total estimated purchase price is summarized as follows (in thousands, except share and per share amounts):
Estimated number of shares of the combined company to be owned by Gemini stockholders(i)	4,371,418
Multiplied by the assumed price per share of Gemini common stock(ii)	$16.90
Total	$73,877
Estimated fair value of assumed Gemini equity awards based on precombination service(iii)	125
Total estimated purchase price	$74,002
i.
Reflects the number of shares of common stock of the combined company that Gemini equity holders would own as of the closing pursuant to the Merger Agreement. This amount is calculated, for purposes of this unaudited pro forma condensed combined financial information, based on shares of Gemini common stock outstanding as of November 9, 2022. The estimated number of shares reflects the impact of the anticipated Gemini 1:10 reverse stock split that is expected to be effected prior to consummation of the merger.

ii.
Reflects the price per share of Gemini common stock, which is the closing trading price of Gemini common stock outstanding as of November 9, 2022, adjusted to reflect the impact of the anticipated Gemini 1:10 reverse stock split.

iii.
The estimated purchase price includes the estimated acquisition-date fair value of the assumed Gemini’s equity awards attributable to pre-combination service (which amount is determined based on the closing trading price of Gemini common stock on November 9, 2022, the number of Gemini equity awards outstanding on this date, and the period of service provided by the holders of the awards prior to the merger closing date). The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the estimated acquisition-date fair value of the assumed Gemini’s equity awards:

Expected term (in years)	3.39
Volatility	60%
Risk free interest rate	4.41%
Dividend yield	0%
The actual purchase consideration for the net assets of Gemini will vary based on the Net Cash calculation prior to closing, the exchange ratio, and Gemini share price at closing; however, any difference between the consideration transferred and the fair value of the net assets of Gemini following determination of the actual purchase consideration for Gemini will be reflected as an adjustment to additional paid-in capital. The estimated purchase consideration reflected in these unaudited pro forma condensed combined financial information does not purport to represent what the actual purchase consideration will be when the merger is completed. The actual purchase price will fluctuate until the Effective Time of the merger.
Under reverse recapitalization accounting, the subsequent financial statements of Disc will reflect the operations of the acquirer for accounting purposes together with a deemed issuance of shares, equivalent to the shares held by the former stockholders of the legal acquirer and a recapitalization of the equity of the accounting acquirer. The accompanying unaudited proforma condensed combined financial information is derived from the historical financial statements of Gemini and Disc, and include adjustments to give pro forma effect to reflect the accounting for the transaction in accordance with U.S. GAAP. The historical financial statements of Disc will become the historical financial statements of the combined company.
Disc and Gemini may incur significant costs associated with integrating the operations of Disc and Gemini after the merger is completed. The unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies which may result from the merger.
3. Shares of Gemini Common Stock Issued to Disc Stockholders upon Closing of the Merger
Prior to the merger, all outstanding shares of Disc convertible preferred stock are expected to convert into Disc common stock, which will be exchanged for shares of Gemini common stock based on the exchange ratio determined in accordance with the Merger Agreement. The estimated exchange ratio for purposes of the unaudited pro forma condensed combined financial information was derived on a fully-diluted basis as of August 9, 2022 using a stipulated value of Disc of approximately $313.5 million (including the Disc pre-closing financing discussed above) and of Gemini of approximately $100.0 million. The estimated number of shares of common stock that Gemini expects to issue to Disc’s common and preferred stockholders as of November 9, 2022 (ignoring rounding of fractional shares) is determined as follows:
Shares of Disc common stock outstanding	8,842,872
Estimated shares of Disc common stock to be issued upon consummation of the Disc pre-closing financing	21,314,737
Shares of Disc common stock to be issued upon conversion of Disc convertible preferred stock	84,166,665
Total	114,324,274
Estimated exchange ratio	0.1105
Estimated shares of Gemini common stock to be issued to Disc shareholders upon closing of the merger	12,632,832
The estimated exchange ratio and estimated shares of Gemini common stock issued to Disc’s securityholders have been adjusted to give effect to the anticipated Gemini 1:10 reverse stock split.
4. Pro Forma Adjustments
Adjustments included in the column under the heading “Pro Forma Adjustments” are primarily based on information contained within the Disc pre-closing financing and the Merger Agreement. Further analysis will be performed after the completion of the merger to confirm the necessity of these estimates.

Both Disc and Gemini have a history of generating net operating losses and maintain a full valuation allowance against their net deferred tax asset. As a result, both entities have not previously reflected an income tax benefit or expense within the financial statement periods presented. Management has not identified any changes to the income tax positions due to the merger that would result in an incremental tax expense or benefit. Accordingly, no tax-related adjustments have been reflected for the pro forma adjustments.
The pro forma adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:
A.
As a condition of the closing, Gemini repaid its term loan and accrued interest and other related fees in the third quarter of 2022. For the purposes of the unaudited pro forma condensed combined statements of operations, Gemini’s repayment of its term loan is reflected as if it occurred on January 1, 2021, with interest expense related to the debt facility of $0.4 million and $0.2 million removed from the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 and the nine months ended September 30, 2022, respectively.

B.
The Disc pre-closing financing is contingent on the merger and is expected to close concurrently with execution of the merger and immediately prior to the consummation of the merger. The Disc pre-closing financing consists of an executed subscription agreement to receive $53.5 million in proceeds. The potential use of proceeds from the Disc pre-closing financing has not yet been finalized, and as a result, for the purposes of the unaudited pro forma condensed combined statement of operations, no adjustments were made to reflect interest income or the use of proceeds from the Disc pre-closing financing.

C.
Immediately prior to completing the merger, all classes of convertible preferred stock of Disc are expected to convert to common shares at a 1:1 conversion ratio, Series Seed convertible preferred stock are expected to convert to 5,000,000 Disc common shares, Series A convertible preferred stock are expected convert to 41,666,666 Disc common shares and Series B convertible preferred stock are expected to convert to 37,499,999 Disc common shares.

D.
To reflect Gemini’s estimated transaction costs of $8.1 million that were not accrued or expensed as of September 30, 2022, consisting of legal and accounting related fees of approximately $0.2 million, directors’ and officers’ liability tail insurance costs of approximately $6.1 million, and investment banking fees of approximately $1.8 million as an increase in accrued expenses, a reduction in prepaid insurance of $1.2 million and an increase to accumulated deficit of $8.1 million in the unaudited pro forma condensed combined balance sheet.

Gemini’s transaction costs of $8.1 million are reflected as general and administrative expense in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021.
E.
To reflect Disc’s estimated transaction costs of $7.3 million that were not accrued or expensed as of September 30, 2022, consisting of legal and accounting related fees of approximately $0.5 million and investment banking fees of approximately $5.7 million as an increase in accrued expenses, a reduction in capitalized deferred transaction costs of $1.1 million and a reduction to additional paid-in capital of $7.3 million in the unaudited pro forma condensed combined balance sheet. As the merger will be accounted for as a reverse recapitalization equivalent to the issuance of equity for the net assets, primarily cash and cash equivalents, of Gemini, these direct and incremental costs are treated as a reduction of the net proceeds received within additional paid-in capital.

The adjustments for transaction costs exclude costs related to Disc’s ongoing operations as a public company, which will be charged to expense as incurred.
F.
Gemini’s estimated compensation expense of $1.4 million related to change-in-control cash payments, retention and severance payments resulting from pre-existing employment agreements that will be payable in cash in connection with the merger but were not incurred as of September 30, 2022 is reflected as an increase to accrued expenses and accumulated deficit in the unaudited pro forma condensed combined balance sheet. Gemini’s compensation costs of $1.4 million are reflected as general and administrative expense in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021.

G.	Disc’s estimated post-merger compensation expense of $0.3 million related to a change-in-control cash payment resulting from the decision to approve a one-time payment to an executive of Gemini that will be payable in cash in connection with the merger but was not incurred as of September 30, 2022 is reflected as an increase to accrued expenses and accumulated deficit in the unaudited pro forma condensed combined balance sheet. Disc’s compensation costs of $0.3 million are reflected as general and administrative expense in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021.
H.
Estimated share-based compensation costs are recognized as a result of the transaction based on the fair value of the outstanding unvested awards on the merger date. The amounts are either recognized as a post-merger expense or are recognized in part as pre-merger expense of Gemini and in part as post-merger expense of the combined company, based on the specific facts and circumstances of each award. Certain awards included accelerated vesting upon both a change of control and subsequent separation of the individual. As a result, a portion of the expense is recognized as pre-merger expense of Gemini and a portion is recognized as post-merger expense of the combined entity, based on the percentage of the original service period of the awards that had elapsed as of the merger date. Certain other awards did not include an acceleration of vesting term upon a change of control but were modified in August 2022 to include acceleration upon a change of control. This modification was deemed to be in contemplation of the merger. The expense for the modified awards is recognized as post-merger expense of the combined entity based on the fair value of the awards on the merger date. As a result, $0.1 million of expense was recognized as pre-merger expense of Gemini for certain awards that were not previously recognized, and are reflected as an increase to additional paid-in capital and accumulated deficit in the unaudited pro forma condensed combined balance sheet and $1.1 million of expense was recognized as post-merger expense of the combined entity for certain awards that were not previously recognized, and are reflected as an increase to additional paid-in capital and accumulated deficit in the unaudited pro forma condensed combined balance sheet. Total share-based compensation costs of $1.2 million are reflected as general and administrative expense in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021.

I.	The impacts of the Disc Pre-closing Financing pro forma adjustments on the equity accounts are as follows:
(amounts in thousands, except share amounts)	Common				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Disc		Gemini
	Shares	Amount	Shares	Amount
Consummation of Disc pre-closing financing	21,314,737	$2	—	$—	$53,498	$—	$53,500
Total adjustment	21,314,737	$2	—	$—	$53,498	$—	$53,500

The impacts of the Merger pro forma adjustments on the equity accounts, including the impacts to give effect to the anticipated Gemini 1:10 reverse stock split on the Gemini shares and the estimated exchange ratio, as well as the elimination of Gemini’s historical common stock, additional paid-in capital and accumulated deficit balances and the capitalization of the fair value of the estimated number of common shares of the combined company to be owned by Gemini stockholders, are as follows:
(amounts in thousands, except share amounts)	Common				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Disc		Gemini
	Shares	Amount	Shares	Amount
Conversion of outstanding Disc convertible preferred stock into common stock	84,166,665	$8	—	$—	$141,848	$—	$141,856
Payment of transaction costs associated with the merger	—	$—	—	$—	$(7,309)	$(8,097)	$(15,406)
Payment of change-in-control, retention and severance in connection with the merger	—	$—	—	$—	$—	$(1,741)	$(1,741)
Stock-based compensation costs recognized by Gemini related to acceleration of vesting of equity awards upon Closing	—	$—	33,640	$—	$97	$(97)	$—
Stock-based compensation costs recognized by Disc subsequent to the merger date related to Gemini equity awards	23,268	$—	—	$—	$1,069	$(1,069)	$—
Elimination of Gemini’s historical equity carrying values, after pro forma adjustments	—	$—	(43,333,093)	$(4)	$(314,948)	$219,923	$(95,029)
The effect of the reverse recapitalization of Gemini	—	$—	4,371,418	$1	$95,028	$—	$95,029
Exchange of outstanding Disc common stock into Gemini common stock based on the estimated exchange ratio for purposes of these pro forma condensed combined financial information	(114,286,498)	$(11)	12,632,832	$1	$10	$—	$—
Issuance of shares of combined company to Roche at the Closing	—	$—	485,143	$—	$11,022	$(1,122)	$9,900
Total adjustment	(30,096,565)	$(3)	(25,810,060)	$(2)	$(73,183)	$207,797	$134,609

The amounts of the elimination of Gemini's historical equity carrying values within the table above include the impacts of the pro forma adjustments related to pre-merger expenses of Gemini. A reconciliation from the amounts of Gemini's historical equity carrying values contained within the unaudited pro forma condensed combined balance sheet as of September 30, 2022 is as follows:
(amounts in thousands, except share amounts)	Common				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Disc		Gemini
	Shares	Amount	Shares	Amount
Gemini's historical equity carrying values as of September 30, 2022	—	$—	43,299,453	$4	$314,851	$(210,288)	$104,567
Pro form adjustments
Payment of Gemini transaction costs associated with the merger	—	$—	—	$—	$—	$(8,097)	$(8,097)
Payment of Gemini change-in-control, retention and severance in connection with the merger	—	$—	—	$—	$—	$(1,441)	$(1,441)
Stock-based compensation costs recognized by Gemini related to acceleration of vesting of equity awards upon Closing	—	$—	33,640	$—	$97	$(97)	$—
Gemini's historical equity carrying values as of September 30, 2022, after pro forma adjustments	—	$—	43,333,093	$4	$314,948	$(219,923)	$95,029
J.
Roche is expected to receive shares of the combined organization equal to an estimated 2.85% of the outstanding shares immediately following the closing of the merger, including the Disc pre-closing financing. This stock issuance is pursuant to the contractual terms of the existing license agreement between Roche and Disc and resulted in the settlement of the derivative liability of $9.9 million, increase in additional paid-in capital of $11.0 million and increase in accumulated deficit of $1.1 million.

In addition, for the purposes of the unaudited pro forma condensed combined statements of operations, the settlement of the Roche liability is treated as if the combined organization had issued shares to Roche on January 1, 2021. As the derivative liability would have been settled on January 1, 2021, the historical change in fair value of derivative liability of $(5.1) million and $(3.5) million were removed from the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2021 and the nine months ended September 30, 2022, respectively. The incremental expense upon settlement of $1.1 million is not reflected in the pro forma statements of operations because it is an expense directly related to the settlement of the obligation, which would have increased gradually in the normal course of business leading up to the consummation of the transaction, as if it occurred on January 1, 2021.

K.
The pro forma combined basic and diluted earnings per share have been adjusted to reflect the pro forma net loss for the year ended December 31, 2021 and the nine months ended September 30, 2022. In addition, the weighted average shares outstanding for these periods have been adjusted to give effect to the issuance of Gemini’s common stock in connection with the Disc pre-closing financing and the merger as of September 30, 2022. As the combined organization is in a net loss position for both periods presented, any adjustment for potentially dilutive shares would be anti-dilutive, and as such basic and diluted loss per share are the same for both periods presented. The following table presents the calculation of the pro forma weighted average number of common stock outstanding. The estimated number of shares reflects the impact of the anticipated Gemini 1:10 reverse stock split that is expected to be effected prior to consummation of the merger:

	Year Ended December 31, 2021	Nine Months Ended September 30, 2022
Weighted-average Disc common shares outstanding-basic and diluted	8,014,679	8,604,591
Impact of Disc pre-closing financing assuming consummation as of January 1, 2021	21,314,737	21,314,737
Impact of Disc convertible preferred stock assuming conversion as of January 1, 2021	84,166,665	84,166,665
Total	113,496,081	114,085,993
Application of estimated exchange ratio to historical Disc weighted-average shares outstanding	0.1105	0.1105
Adjusted Disc weighted-average shares outstanding	12,541,316	12,606,502
Impact of Gemini common stock issued to Roche assuming issuance as of January 1, 2021	485,143	485,143
Impact of Gemini common stock related to stock units that accelerated vesting as of January 1, 2021	33,640	33,640
Impact of common shares issued upon vesting of equity awards for the combined company as of January 1, 2021	23,268	23,268
Weighted-average Gemini common shares outstanding-basic and diluted	4,036,230	4,323,617
Pro forma combined weighted average number of shares of common stock-basic and diluted	17,119,597	17,472,170

DESCRIPTION OF GEMINI CAPITAL STOCK
The following description of Gemini capital stock and provisions of Gemini’s amended and restated certificate of incorporation and bylaws are summaries and are qualified by reference to such amended and restated certificate of incorporation and bylaws and applicable provisions of Delaware corporate law. Gemini has filed copies of these documents with the SEC as exhibits to its periodic filings.
General
Gemini’s authorized capital stock consists of 250,000,000 shares of Gemini common stock, par value $0.0001 per share, and 10,000,000 shares of Gemini preferred stock, par value $0.0001 per share.
Common Stock
Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Gemini common stock possess all voting power for the election of Gemini’s directors and all other matters requiring stockholder action. Holders of Gemini common stock are entitled to one vote per share on matters to be voted on by stockholders. Each election of directors by Gemini stockholders will be determined by a plurality of the votes cast by Gemini stockholders entitled to vote on the election. Holders of Gemini common stock will be entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on Gemini common stock unless the shares of Gemini common stock at the time outstanding are treated equally and identically.
In the event of Gemini’s voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of Gemini common stock will be entitled to receive an equal amount per share of all of Gemini’s assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied. There are no sinking fund provisions applicable to Gemini common stock.
Preferred Stock
The Gemini Board has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the General Corporation Law of Delaware (the “DGCL”). The issuance of preferred stock could have the effect of decreasing the trading price of Gemini common stock, restricting dividends on the capital stock of Gemini, diluting the voting power of Gemini common stock, impairing the liquidation rights of the capital stock of Gemini, or delaying or preventing a change in control of Gemini. As of the date of this proxy statement/prospectus, there are no shares of preferred stock outstanding, and Gemini has no present plans to issue any shares of preferred stock.
Warrants
As of September 30, 2022, Gemini had no outstanding warrants to purchase shares of Gemini common stock.
Options
As of September 30, 2022, Gemini had outstanding options to purchase an aggregate of 3,301,028 shares of Gemini common stock, at a weighted average exercise price of $7.62 per share.

COMPARISON OF RIGHTS OF HOLDERS OF GEMINI CAPITAL STOCK
AND DISC CAPITAL STOCK
If the merger is completed, Disc stockholders will receive shares of Gemini common stock, pursuant to the terms of the Merger Agreement. Immediately prior to the closing of the merger, Gemini’s amended and restated certificate of incorporation will be amended to effect the reverse stock split, as set forth in the form of certificate of amendment attached as Annex G to this proxy statement/prospectus. In addition, after the completion of the merger, Gemini’s amended and restated certificate of incorporation will be amended to change its corporate name to “Disc Medicine, Inc.”
Gemini and Disc are both incorporated under the laws of the State of Delaware. The rights of Gemini stockholders and Disc stockholders are generally governed by the DGCL. Upon completion of the merger, Disc stockholders will become Gemini stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of Gemini and the amended and restated certificate of incorporation of Gemini, as amended.
The material differences between the current rights of Disc stockholders under the Disc amended and restated certificate of incorporation and amended and restated bylaws and their rights as Gemini stockholders, after the merger, under the Gemini amended and restated certificate of incorporation and the amended and restated bylaws, both as will be in effect immediately following the completion of the merger, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of Gemini or Disc before the merger and being a stockholder of the combined company following the completion of the merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” beginning on page 385 of this proxy statement/prospectus.
Gemini	Disc
Organizational Documents
The rights of Gemini stockholders are governed by Gemini’s amended and restated certificate of incorporation, Gemini’s amended and restated bylaws and the DGCL	The rights of Disc stockholders are governed by Disc’s second amended and restated certificate of incorporation, Disc’s bylaws and the DGCL.

Authorized Capital Stock
Gemini is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “undesignated preferred stock.” The total number of shares that Gemini is authorized to issue is 260,000,000, of which 250,000,000 shares are common stock, par value $0.0001 per share, and 10,000,000 shares are undesignated preferred stock, par value $0.0001 per share. The number of authorized shares of Gemini undesignated preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of Gemini entitled to vote thereon, without a separate vote of the holders of Gemini undesignated preferred stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Gemini undesignated preferred stock. The number of authorized shares of common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of common stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Disc is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “preferred stock.” Disc is authorized to issue is 108,108,833 shares of common stock, par value $0.0001 per share, and 84,166,666 shares of preferred stock, par value $0.0001 per share. The number of authorized shares of Disc preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the Requisite Holders (as defined in Disc’s second amended and restated certificate of incorporation), and under certain circumstances, the affirmative vote of the holders of at least a majority of the outstanding shares of Disc Series A Preferred Stock, voting separately as a class, and under certain circumstances, the affirmative vote of the holders of at least a majority of the outstanding shares of Disc Series B Preferred Stock, voting separately as a class. The number of authorized shares of Disc common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of preferred stock that may be required) the affirmative vote of the holders of shares of capital stock of Disc representing a

Gemini	Disc

majority of the votes represented by all outstanding shares of capital stock of Disc entitled to vote, voting together as a single class on an as-converted basis, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Common Stock
Gemini’s authorized common stock consists of 250,000,000 shares of common stock.
Each holder of a share of Gemini common stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders.

Disc’s authorized common stock consists of 108,108,833 shares of common stock. Each holder of a share of Disc common stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders.

Preferred Stock
Gemini’s authorized preferred stock consists of 10,000,000 shares of undesignated preferred stock. No shares of Gemini undesignated preferred stock are currently outstanding.
Disc’s authorized preferred stock consists of 84,166,666 shares of preferred stock, of which 5,000,000 shares are designated “Series Seed Preferred Stock”, 41,666,666 shares are designated “Series A Preferred Stock”, and 37,500,000 shares are designated “Series B Preferred Stock.” 84,166,665 shares of Disc preferred stock are currently outstanding.

Number and Qualification of Directors
The number of Gemini directors is fixed from time to time by resolution of the Gemini board of directors. The Gemini board of directors currently consists of six members. No decrease in the authorized number of directors constituting the Gemini board of directors will shorten the term of any incumbent director. Directors of Gemini need not be stockholders of Gemini.

The number of Disc directors is fixed from time to time by resolution of the Disc board of directors. The Disc board of directors currently consists of nine members. No decrease in the authorized number of directors constituting the Disc board of directors will shorten the term of any incumbent director. Directors of Disc need not be stockholders of Disc.

Structure of Board of Directors; Term of Directors; Election of Directors
Other than any directors elected by the separate vote of the holders of any series of Gemini undesignated preferred stock, the Gemini board of directors is divided into three classes, designated as Class I, Class II and Class III, respectively. Directors are assigned to each class in accordance with a resolution or resolutions adopted by the Gemini board of directors. Notwithstanding the foregoing, until the 5th anniversary of the Voting Agreement, FS Development Holdings, LLC shall have the right to designate for election as a member of the board of directors, one individual to serve as a Class III Director. At the first annual meeting of stockholders following the effectiveness of Gemini’s initial public offering, the term of office of the Class I directors expired and Class I directors were elected for a full term of three years. At the second annual meeting of stockholders following Gemini’s initial public offering, the term of office of the Class II directors expired and Class II directors were elected for a full term of three years. At the third annual meeting of

The holders of record of at least a majority of the outstanding shares of Disc Series A Preferred Stock, exclusively and as a separate class, are entitled to elect three directors of Disc. The holders of record of at least a majority of the outstanding shares of Disc Series B Preferred Stock, exclusively and as a separate class, are entitled to elect two directors of Disc. The holders of record of a majority of the outstanding shares of Disc common stock, exclusively and as a separate class, are entitled to elect one director of Disc. If the holders of shares of preferred stock or common stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, then any directorship not so filled shall remain vacant until such time as the holders of the preferred stock or common stock, as the case may be, elect a person to fill such directorship. The holders of record of the shares of common stock and of any other class or series of voting stock, exclusively and together as a single class, shall be entitled to elect the

Gemini	Disc
stockholders following Gemini’s initial public offering, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors are elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.
balance of the total number of directors of Disc. Directors hold office until their successors are elected and qualified or until their earlier resignation or removal.

Removal of Directors
Subject to the rights of the holders of any series of Gemini undesignated preferred stock to elect directors and subject to the terms of the Registration Rights Agreement and the Voting Agreement, or except as otherwise provided by the DGCL, any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of not less than two thirds (2/3) of the outstanding shares of voting stock of Gemini entitled to vote at an election of directors.

Subject to the special rights of the holders of one or more series of Disc preferred stock to elect directors, or except as otherwise provided by the DGCL or the Disc second amended and restated certificate of incorporation, the Disc board of directors or any individual director may be removed from office at any time, with or without cause by vote of the holders of a majority of the shares of stock entitled to vote in the election of directors.

No decrease in the authorized number of directors constituting the Gemini board of directors will shorten the term of any incumbent director.

Vacancies on the Board of Directors
Any director may resign at any time upon notice in writing or electronic transmission to Gemini’s Chairman of the board of directors, President or Secretary. Such resignation shall be effective upon receipt, unless the resignation otherwise provides. Subject to any limitations imposed by applicable law and subject to the rights of the holders of any series of Gemini undesignated preferred stock and subject to the terms of the Registration Rights Agreement and the Voting Agreement, any vacancies resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, will, unless the Gemini board of directors determines by resolution that any such vacancies or newly created directorships will be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor is elected and qualified or until his or her earlier resignation, death or removal.

Any director may resign at any time upon notice given in writing or by electronic transmission to Disc. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event. A vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series.

Gemini	Disc
Stockholder Action by Written Consent
No action may be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with Gemini’s amended and restated bylaws, and no action may be taken by the stockholders by written consent or by electronic transmission.

Action may be taken by written consent of Disc’s stockholders, signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Quorum
Unless otherwise provided by law, Gemini’s amended and restated certificate of incorporation, or Gemini’s amended and restated bylaws, at each meeting of stockholders the holders of a majority of the outstanding shares of stock entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business. If a quorum fails to attend any meeting, the chairperson of the meeting or the holders of a majority of the shares entitled to vote who are present at the meeting may adjourn the meeting.

The holders of a majority in interest of all stock issued, outstanding and entitled to vote at a meeting, present in person or represented by proxy, shall constitute a quorum. Any meeting may be adjourned from time to time by a majority of the votes properly cast upon the question, whether or not a quorum is present. The stockholders present at a duly constituted meeting may continue to transact business until adjournment notwithstanding the withdrawal of enough stockholders to reduce the voting shares below a quorum.

Special Meetings of Stockholders
Special meetings of stockholders may be called only by the Gemini board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office. The Gemini board of directors will determine the time and place, if any, of such special meeting. Special meetings may not be called by any other person or persons.

Special meetings of stockholders may be called by the chief executive officer, if one is elected, or, if there is no chief executive officer, a president, or by Disc’s board of directors, but such special meetings may not be called by any other person or persons. The call for the meeting shall state the place, date, hour and purposes of the meeting. Only the purposes specified in the notice of special meeting shall be considered or dealt with at such special meeting.

Notice of Stockholder Meetings
Notice of all meetings of stockholders is to be given in writing or by electronic transmission in the manner provided by law and Gemini’s amended and restated bylaws, stating the hour, date and place, if any, of the meeting and, in the case of a special meeting, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting. Unless otherwise required by applicable law, such notice is to be given not less than 10 days nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

Notice of all meetings of Disc’s stockholders shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present and vote at such meeting, and, in the case of a special meeting, the purpose or purposes of the meeting, shall be given by the secretary (or other person authorized by Disc’s bylaws) not less than ten nor more than sixty days before the meeting to each stockholder entitled to vote thereat and to each stockholder who, under Disc’s second amended and restated certificate of incorporation or bylaws is entitled to such notice. If mailed, notice is given when deposited in the mail, postage prepaid, directed to such stockholder at such stockholder’s address as it appears in Disc’s records. Without limiting the manner by which notice otherwise may be effectively given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

Gemini	Disc
Advance Notice Requirements for Stockholder Proposals
Nominations of persons for election to the Gemini board of directors and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only (i) by or at the direction of the Gemini board of directors or (ii) by any stockholder of Gemini who is a stockholder of record at the time of giving notice provided for in Gemini’s amended and restated bylaws, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in Gemini’s amended and restated bylaws. For the avoidance of doubt, the foregoing clause (ii) is the exclusive means for a stockholder to make director nominations and submit other business (other than matters properly included in the corporation’s notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Exchange Act) before an annual meeting of stockholders.
Disc’s bylaws do not contain advance notice requirements for stockholder proposals.

Amendment of Certificate of Incorporation
The affirmative vote of the majority of the outstanding shares of capital stock entitled to vote, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose, will be required to amend certain provisions of Gemini’s amended and restated certificate of incorporation.

The affirmative vote of (i) holders of at least a majority of the outstanding Disc preferred stock, voting together as a single class and on an as-converted to common stock basis, and (ii) at least one holder of Disc Series B Preferred Stock, that together with its affiliates owns at least 4,166,666 shares of Series B Preferred Stock and did not purchase any shares of Series A Preferred Stock, will be required to amend certain provisions of Disc’s second amended and restated certificate of incorporation, including provisions relating to the size of the board and authorizing the creation of additional series of capital stock. The affirmative vote of holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting separately as a class, will be required to amend certain provisions of Disc’s second amended and restated certificate of incorporation, in a manner that adversely affects the Series A Preferred Stock. The affirmative vote of holders of at least a majority of the outstanding shares of Series B Preferred Stock, voting separately as a class, will be required to amend certain provisions of Disc’s second amended and restated certificate of incorporation, in a manner that adversely affects the Series B Preferred Stock.

Notwithstanding any other provisions of Gemini’s amended and restated certificate of incorporation, Gemini’s amended and restated bylaws, or any provision of law which might otherwise permit a lesser vote or no vote, stockholders may vote to amend Gemini’s amended and restated certificate of incorporation pursuant to Section 242 of the DGCL.

Notwithstanding any other provisions of Disc’s second amended and restated certificate of incorporation, Disc’s bylaws, or any provision of law which might otherwise permit a lesser vote or no vote, stockholders may vote to amend Disc’s second amended and restated certificate of incorporation pursuant to Section 242 of the DGCL.

Gemini	Disc
Amendment of Bylaws
The affirmative vote of not less than two thirds (2/3) of the outstanding shares of capital stock entitled to vote, voting together as a single class, is required to amend or repeal Gemini’s amended and restated bylaws; provided, however, that if the Gemini board of directors recommend that stockholders approve such amendment or repeal, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class. The Gemini board of directors also has the power to amend or repeal Gemini’s amended and restated bylaws by the affirmative vote of a majority of the directors then in office.

Disc’s bylaws may be altered, amended or repealed, and new bylaws may be adopted, by the stockholders or by the board of directors; provided, that (a) the board of directors may not alter, amend or repeal any provision of Disc’s bylaws which by law, by the certificate of incorporation or by Disc’s bylaws requires action by the stockholders and (b) any alteration, amendment or repeal of Disc’s bylaws by the board of directors and any new bylaw adopted by the board of directors may be altered, amended or repealed by the stockholders. In addition, the affirmative vote of (i) holders of at least a majority of the outstanding Disc preferred stock, voting together as a single class and on an as-converted to common stock basis, and (ii) at least one holder of Disc Series B Preferred Stock, that together with its affiliates owns at least 4,166,666 shares of Series B Preferred Stock and did not purchase any shares of Series A Preferred Stock, will be required to amend Disc’s bylaws.

Limitation on Director Liability
The liability of the Gemini directors to Gemini or its stockholders for monetary damages is and will be eliminated to the fullest extent under applicable law. If applicable law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to Gemini will be eliminated or limited to the fullest extent permitted by applicable law as so amended.

The liability of the Disc directors to Disc or its stockholders for monetary damages is and will be eliminated to the fullest extent under applicable law. If applicable law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to Disc or its stockholders will be eliminated or limited to the fullest extent permitted by applicable law as so amended.

Indemnification
To the fullest extent permitted by applicable law, Gemini is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of Gemini (and any other persons to which applicable law permits Gemini to provide indemnification) through provisions of Gemini’s amended and restated bylaws, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended to authorize broader indemnification rights than such law permitted Gemini to provide prior to such amendment, then the liability of a director to Gemini will be eliminated or limited to the fullest extent permitted by applicable law as so amended.

To the fullest extent permitted by applicable law, Disc is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of Disc (and any other persons to which applicable law permits Disc to provide indemnification) through provisions of Disc’s bylaws, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. Any amendment, repeal or modification of applicable law shall not (a) adversely affect any right or protection of any director, officer or other agent of Disc existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of Disc with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

Gemini	Disc
Conversion Rights
Gemini does not have any outstanding shares of undesignated preferred stock.
Disc’s second amended and restated certificate of incorporation provides that holders of Disc preferred stock have the right to convert such shares into shares of common stock at any time at a conversion rate in accordance with the terms of Disc’s second amended and restated certificate of incorporation. In addition, upon the closing of the sale of shares of common stock in a firm-commitment underwritten public offering in which the per share price is at $3.00 and which results in at least $50 million of proceeds, all outstanding shares of preferred stock will be converted into shares of common stock.

Right of First Refusal
Gemini does not have a right of first refusal in place.
Pursuant to an Amended and Restated Right of First Refusal and Co-Sale Agreement dated August 23, 2021, or the Right of First Refusal Agreement, certain stockholders party to the Right of First Refusal Agreement, or a Key Holder, wishing to transfer any shares of Disc Common Stock must first provide Disc with the right to purchase such shares. In such an event, if Disc does not elect to exercise its right of first refusal in full, certain stockholders party to the Right of First Refusal Agreement holding the requisite amount of preferred stock, or Major Investors, have a secondary right of first refusal to purchase all or any portion of the shares of Disc common stock which are proposed for sale or transfer by the Key Holders.

Right of Co-Sale
Gemini does not have a right of co-sale in place.
Pursuant to the Right of First Refusal Agreement each Major Investor has a right of co-sale with respect to any Disc common stock proposed to be transferred or sold by any Key Holder which is not earlier purchased by Disc by exercise of its right of first refusal (as further described above) or by any Disc investor by exercise of their secondary right of first refusal (as further described above).

Preemptive Rights
Gemini stockholders do not have preemptive rights. Thus, if additional shares of Gemini common stock are issued, the current holders of Gemini common stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.

Pursuant to the Amended and Restated Investor Rights Agreement, dated August 23, 2021, or the IRA, if Disc proposes to offer or sell new equity securities, Disc must first offer such securities to certain holders of preferred stock of Disc, or the Major Investors. Each of the Major Investors will then have the right to purchase securities in such new offering equal to the proportion of the ownership interest of such Major Investor prior to such offering.

Distributions to Stockholders
Dividends upon Gemini capital stock, subject to the provisions of Gemini’s amended and restated	Dividends upon Disc capital stock, subject to the provisions of Disc’s second amended and restated

Gemini	Disc
certificate of incorporation and applicable law, if any, may be declared by the Gemini board of directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of Gemini’s amended and restated certificate of incorporation and applicable law. The Gemini board of directors may fix a record date for the determination of holders of Gemini common stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date may not be more than 60 days prior to the date fixed for the payment thereof.

certificate of incorporation and applicable law, if any, may be declared by the Disc board of directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of Disc’s second amended and restated certificate of incorporation and applicable law. The Disc board of directors may fix a record date for the determination of holders of Disc common stock entitled to receive payment of a dividend or distribution declared thereon, which record date is to be not to precede the date upon which the resolution fixing the record date is adopted, and which record date may not be more than 60 days prior to the date fixed for the payment thereof.

Exclusive Forum
Unless Gemini consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Gemini; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Gemini to Gemini or Gemini stockholders; (iii) any action asserting a claim against Gemini arising pursuant to any provision of the DGCL, Gemini’s amended and restated certificate of incorporation or Gemini’s amended and restated bylaws; or (iv) any action asserting a claim against Gemini governed by the internal affairs doctrine. The exclusive forum provision does not apply to actions arising under the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Gemini will be deemed to have notice of and to have consented to the forum selection provision of Gemini’s amended and restated certificate of incorporation.

Unless Disc consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Disc; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Disc to Disc or Disc stockholders; (iii) any action asserting a claim against Disc arising pursuant to any provision of the DGCL, Disc’s second amended and restated certificate of incorporation or Disc’s bylaws; or (iv) any action asserting a claim against Disc governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Disc will be deemed to have notice of and to have consented to the forum selection provision of Disc’s second amended and restated certificate of incorporation.

Registration Rights
Under Gemini’s Registration Rights Agreement, certain holders of Gemini’s capital stock that are party to the Registration Rights Agreement, have certain registration rights, including the right to demand that Gemini file a registration statement, so called “demand” registration rights, or request that their shares be covered by a registration statement that Gemini is otherwise filing, so-called “piggyback” registration rights.

Under the IRA, certain holders of Disc preferred stock that are party to the IRA, have certain registration rights, including the right to demand that Disc file a registration statement, so called “demand” registration rights, or request that their shares be covered by a registration statement that Disc is otherwise filing, so-called “piggyback” registration rights.

Stock Transfer Restrictions Applicable to Stockholders
Shares of Gemini are transferable in the manner prescribed by the DGCL.	Shares of Disc are transferable in the manner prescribed by the DGCL.

PRINCIPAL STOCKHOLDERS OF GEMINI
Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split.
The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of Gemini common stock at September 30, 2022 for:
•	each person, or group of affiliated persons, who is known by Gemini to beneficially own more than 5% of Gemini’s common stock;
•	each of Gemini’s named executive officers;
•	each of Gemini’s directors as of September 30, 2022; and
•	all of Gemini’s executive officers and directors as a group.
Beneficial ownership prior to the completion of the merger is based on 43,299,453 shares of Gemini common stock outstanding as of September 30, 2022.
Gemini has determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, these rules require that Gemini includes shares of common stock issuable pursuant to the vesting of restricted stock units and the exercise of stock options and warrants that are either immediately exercisable or exercisable within 60 days of September 30, 2022. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, Gemini believes that the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.
Except as otherwise noted below, the address for persons listed in the table is c/o Gemini Therapeutics, Inc., 297 Boston Post Road #248, Wayland, MA 01778.
Name of Beneficial Owner	Numbers of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (%)
5% or greater stockholders:
Orbimed Private Investments VI, LP(1)	5,826,224	13.46
BML Investment Partners, L.P(2)	5,270,000	12.17
Entities affiliated with Atlas Ventures(3)	5,254,365	12.13
FS Development Holdings, LLC(4)	4,870,250	11.25
Entities affiliated with Lightstone Ventures(5)	4,836,106	11.17
Adage Capital Partners, L.P.(6)	3,500,620	8.08
Entities affiliated with Fidelity(7)	2,789,500	6.44
Franklin Resources, Inc.(8)	2,512,773	5.80
Survetta Capital Management, LLC(9)	2,372,267	5.48

Named executive officers and directors:
Georges Gemayel(10)	457,287	*
Brian Piekos(11)	192,194	*
Carl Gordon	17,245	*
David Lubner(10)	72,151	*
Tuyen Ong(10)	82,482	*
Jason Rhodes	17,245	*
Jim Tananbaum(4)	4,887,495	11.25
•	Less than one percent.
(1)	Represents 5,826,224 shares held by OrbiMed Private Investments VI, LP. OrbiMed Capital GP VI LLC, or GP VI, is the general partner of OrbiMed Private Investments VI, LP, or OPI VI. OrbiMed Advisors LLC, or OrbiMed Advisors, is the managing member of GP VI. By virtue of such relationships, OrbiMed Advisors and GP VI may be deemed to have voting and investment power with respect to the shares held by OPI VI and as a result may be deemed to have beneficial ownership of these shares. OrbiMed Advisors exercises investment and voting power through a management committee comprised of Carl Gordon, Sven H. Borho, and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the shares held by OPI.
(2)
Represents 5,000,000 shares held by BML Investment Partners, L.P. (“BML”) and 270,000 shares held by Braden M. Leonard. Based on information included in the Schedule 13G filed by BML and Braden M. Leonard on April 13, 2022. BML is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the foregoing persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b)(1) of the Exchange Act. The address of the principal business office of BML is 65 E. Cedar – Suite 2, Zionsville, IN 46077.

(3)
Represents 4,015,045 shares held by Atlas Venture Fund X, L.P. (“Atlas Fund X”), 729,320 shares held by Atlas Venture Opportunity Fund I, L.P. (“Atlas Fund I”), and 510,000 shares held by Atlas Venture Fund XII, L.P. (“Atlas Fund XII”). Atlas Venture Associates X, L.P. is the general partner of Atlas Fund X, and Atlas Venture Associates X, LLC is the general partner of Atlas Venture Associates X, L.P. Each of Atlas Fund X, Atlas Venture Associates X, L.P., and Atlas Venture Associates X, LLC may be deemed to beneficially own the shares held by Atlas Fund X. Each of Atlas Venture Associates X, L.P. and Atlas Venture Associates X, LLC disclaim Section 16 beneficial ownership of the securities owned by Atlas Fund X, except to the extent of its pecuniary interest therein, if any. Atlas Venture Associates Opportunity I, L.P. is the general partner of Atlas Fund I, and Atlas Venture Associates Opportunity I, LLC, or AVAO, LLC, is the general partner of Atlas Venture Associates Opportunity I, L.P. Each of Atlas Fund I, Atlas Venture Associates Opportunity I, L.P. and AVAO, LLC may be deemed to beneficially own the shares held by Atlas Fund I. Each of Atlas Venture Associates Opportunity I, L.P. and AVAO LLC disclaim Section 16 beneficial ownership of the securities owned by Atlas Fund I, except to the extent of its pecuniary interest therein, if any. The general partner of Atlas Fund XII is Atlas Venture Associates XII, L.P. (“AVA XII LP”). Atlas Venture Associates XII, LLC (“AVA XII LLC”) is the general partner of AVA XII LP. Each of Atlas Fund XII, AVA XII LP, and AVA XII LLC may be deemed to beneficially own the shares held by Atlas Fund XII. Each of AVA XII LP and AVA XII LLC disclaim Section 16 beneficial ownership of the securities owned by Atlas Fund XII, except to the extent of its pecuniary interest therein, if any.

(4)
FS Development Holdings, LLC is the record holder of 4,870,250 shares reported herein. Foresite Capital Management V, LLC (“FCM V”), is the general partner of Foresite Capital Fund V LP (“FCM V LP”) and Foresite Capital Opportunity Management V, LLC (“FCOM V”) is the general partner of Foresite Capital Opportunity Fund V, L.P. (“FCOM LP”), with FCM LP and FCOM LP being the sole members of FS Development Holdings, LLC. FCM V and FCOM V, as general managers of the sole members, have voting and investment discretion with respect to the common stock held of record by FS Development Holdings, LLC. Dr. Tananbaum, in his capacity as managing member of FCM V and FCOM V, may be deemed to have voting and investment discretion over these shares. Each of FCM V LP, FCOM LP, FCM V, FCOM V and Dr. Tananbaum disclaim beneficial ownership of these shares except to the extent of any pecuniary interest therein. Mr. Tananbaum’s ownership also includes 17,245 shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable within 60 days of September 30, 2022 held by Mr. Tananbaum.

(5)
The shares are owned as follows: (i) 2,796,868 by Lightstone Ventures, L.P. (“LV LP”), (ii) 381,040 by Lightstone Ventures (A), L.P. (“LV(A) LP”), and (iii) 1,658,198 by Lightstone Singapore, L.P. (“LV Singapore”). LSV Associates, LLC (“LSV Associates”) is the General Partner of LV Singapore, LV LP and LV(A) LP. As the individual general partners of LSV Associates, Michael A. Carusi, Jean M. George and Henry A. Plain Jr. share voting and dispositive power with respect to the shares held of record by LV Singapore, LV LP and LV(A) LP.

(6)
Adage Capital Partners, L.P. (“ACP”) is the direct owner of the shares. Adage Capital Partners GP, L.LC., a Delaware limited liability company (“ACPGP”), is the general partner of ACP, Adage Capital Advisors, L.L.C, a Delaware limited liability company (“ACA”), is the managing member of ACPGP, general partner of ACP, Robert Atchinson is a managing member of ACA, managing member of ACPGP, and general partner of ACP, and Phillip Gross is a managing of ACA, managing member of ACPGP, and general partner of ACP.

(7)
Fidelity Management & Research Company, or Fidelity, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of such shares of common stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

(8)
Based on the information included in the Schedule 13G filed by Franklin Resources, Inc (“Franklin”) on December 31, 2021, Charles B. Johnson (“Mr. Johnson”), Rupert H. Johnson, Jr. (“Mr. Johnson Jr.”), and Franklin Advisors, Inc. (“Franklin Advisors”). The address of Franklin, Mr. Johnson, Mr. Johnson Jr., and Franklin Advisors is One Franklin Parkway, San Mateo, California 94403.

(9)
Based on the information included in the Schedule 13G filed by Suvretta Capital Management, LLC (“Suvretta”) on December 31, 2021, Averill Master Fund, Ltd. (“Averill”) and Aaron Cowen. The address of the principal business office of Suvretta and Mr. Cowen is c/o Suvretta Capital Management, LLC, 540 Madison Avenue, 7th Floor, New York, New York 10022. The address of the principal business office of Averill is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(10)	Represents options to purchase shares of Common Stock that are currently exercisable or exercisable within 60 days of September 30, 2022.
(11)	Represents shares currently held and options to purchase shares of Common Stock that are currently exercisable or exercisable within 60 days of September 30, 2022.

PRINCIPAL STOCKHOLDERS OF DISC
The following table sets forth certain information known to Disc regarding beneficial ownership of Disc capital stock as of September 30, 2022, for:
•	each person or group of affiliated persons known by Disc to be the beneficial owner of more than five percent of Disc capital stock;
•	each of Disc’s named executive officers;
•	each of Disc’s directors; and
•	all of Disc’s executive officers and directors as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power with respect to the securities as well as any shares of common stock that the individual or entity has the right to acquire within 60 days of September 30, 2022 through the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as noted by footnote, and subject to community property laws where applicable, Disc believes, based on the information provided to Disc, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.
Each individual or entity shown on the table has furnished information with respect to beneficial ownership. Unless otherwise indicated, the address for each beneficial owner is c/o Disc Medicine, Inc., 321 Arsenal Street, Suite 101, Watertown, MA 02472.
The percentage of beneficial ownership prior to the merger and Disc pre-closing financing in the table below is based on 93,002,024 shares of Disc common stock deemed to be outstanding as of September 30, 2022, assuming the conversion of all outstanding shares of Disc preferred stock into shares of Disc common stock. The following table does not reflect any shares of Disc common stock that such holders have agreed to purchase in the Disc pre-closing financing.
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding Beneficially Owned
Entities affiliated with Atlas Venture Fund(1)	24,799,496	26.67%
Novo Holdings A/S(2)	20,162,193	21.68%
AI DMI LLC(3)	14,738,535	15.85%
Entities affiliated with OrbiMed(4)	10,416,667	11.20%

Named Executive Officers and Directors:
John Quisel, J.D., Ph.D.(5)	2,271,090	2.44%
William Savage, MD, Ph.D.(6)	409,729	*
Joanne Bryce, CPA(7)	387,593	*
Mona Ashiya, Ph.D.	—	*
Jay Backstrom, MD, M.P.H.	—	*
Kevin Bitterman, Ph.D.	—	*
Mark Chin, MS, MBA	—	*
Donald Nicholson, Ph.D.(8)	824,952	*
Liam Ratcliffe, MD, Ph.D.	—	*
Eric Snyder, Ph.D.	—	*
William White, MPP, J.D.(9)	153,896	*
All executive officers and directors as a group (14 persons)(10)	5,119,878	5.51%
*	Less than one percent.
(1)
Consists of (i) 3,000,000 shares of Disc common stock held by Atlas Venture Fund X, L.P. (“Atlas X”), (ii) 5,000,000 shares of Disc common stock issuable upon conversion of Disc Series Seed preferred stock held by Atlas X, (iii) 8,749,999 shares of Disc common stock issuable upon conversion of Disc Series A preferred stock held by Atlas X, (iv) 3,750,000 shares of Disc common stock issuable upon conversion of our Series A preferred stock held by Atlas Venture Opportunity Fund I, L.P. (“AVOF I”) and (v) 4,299,497 shares of Disc common stock issuable upon conversion of Disc Series B preferred stock held by AVOF I. The general partner of Atlas X is Atlas Venture Associates X, L.P. (“AVA X LP”) and the general partner of AVA X LP is Atlas Venture Associates X, LLC (“AVA X LLC”). The members of AVA X LLC collectively make investment decisions on behalf of AVA X LLC. The general partner of AVOF I is Atlas Venture Associates Opportunity I, L.P. (“AVOF I LP”) and the general partner of AVOF I LP is Atlas Venture Associates Opportunity I, LLC (“AVOF I LLC”). The members of AVOF I LLC collectively make investment decision on behalf of AVOF I LLC. Kevin Bitterman, Ph.D., is a member of AVA X LLC, AVOF I LLC and a member of Disc’s board of directors. Each of AVA X LP, AVA X LLC, AVOF I LP, AVOF I LLC and Dr. Bitterman may be deemed to beneficially own the shares held by Atlas X and AVOF I. Each of AVA X LP, AVA X LLC, AVOF I LP, AVOF I LLC and Dr. Bitterman expressly disclaim beneficial ownership of the securities owned by Atlas X and AVOF I, except to the extent of its pecuniary interest therein, if any. The address for Atlas X, AVA X LP, AVA X LLC, AVOF I, AVOF I LP, and AVOF I LLC is 300 Technology Sq., 8th Floor, Cambridge, MA 02139.
(2)
Consists of (i) 16,666,667 shares of Disc common stock issuable upon conversion of Disc Series A preferred stock and (ii) 3,495,526 shares of Disc common stock issuable upon conversion of Disc Series B preferred stock. Novo Holdings A/S has the sole power to vote and dispose of the shares, and no individual or other entity is deemed to hold any beneficial ownership in the shares. Eric Snyder is employed as a Principal at Novo Ventures (US), Inc., which provides certain consultancy services to Novo Holdings A/S, and is a member of Disc’s board of directors. Dr. Snyder is not deemed to hold any beneficiary ownership or reportable pecuniary interest in the shares held by Novo Holdings A/S. The business address of Novo Holdings A/S is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

(3)
Consists of (i) 11,666,667 shares of Disc common stock issuable upon conversion of Disc Series A preferred stock and (ii) 3,071,868 shares of Disc common stock issuable upon conversion of Disc Series B preferred stock. The shares held by AI DMI LLC may be deemed to be beneficially owned by Access Industries Holdings LLC (“AIH”), Access Industries Management, LLC (“AIM”) and Len Blavatnik because (i) AIH indirectly controls all of the outstanding voting interests in AI ETI LLC, (ii) AIM controls AIH and (iii) Mr. Blavatnik controls AIM and holds a majority of the outstanding voting interests in AIH. Liam Ratcliffe, a member of Disc’s board of directors, is Head of Biotechnology at Access Industries, Inc., which is an affiliate of AI DMI LLC. Each of AIM, AIH, Mr. Blavatnik and Dr. Ratcliffe, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of the shares held by AI DMI LLC. The address of AI DMI LLC is c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, NY 10019.

(4)
Consists of 10,416,667 shares of Disc common stock issuable upon conversion of Disc Series B preferred stock held indirectly by OrbiMed Advisors LLC. OrbiMed Advisors LLC exercises voting and investment power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild. The business address is 601 Lexington Avenue, 54th Floor, New York, NY 10022.

(5)	Consists of options to purchase 2,271,090 shares of Disc common stock that are exercisable within 60 days of September 30, 2022.
(6)	Consists of 185,451 shares of common stock and options to purchase 224,278 shares of Disc common stock that are exercisable within 60 days of September 30, 2022.
(7)	Consists of 31,500 shares of restricted stock and options to purchase 356,093 shares of Disc common stock that are exercisable within 60 days of September 30, 2022.
(8)	Consists of 139,892 shares of restricted stock and options to purchase 685,060 shares of Disc common stock that are exercisable within 60 days of September 30, 2022.
(9)	Consists of options to purchase 153,896 shares of Disc common stock that are exercisable within 60 days of June 30, 2022.
(10)	Consists of 185,451 shares of common stock, 421,392 shares of restricted stock and options to purchase 4,513,035 shares of Disc common stock that are exercisable within 60 days of September 30, 2022.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY
Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split.
The following table sets forth certain information regarding beneficial ownership of the combined company’s common stock immediately after consummation of the merger, assuming the consummation of the merger occurred on September 30, 2022 for: each stockholder expected by Gemini and Disc to become the beneficial owner of more than 5% of the combined company’s outstanding common stock, each person expected to be a named executive officer of the combined company, each person expected to be a director of the combined company, and all of the combined company’s expected directors and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power with respect to the securities as well as any shares of common stock that the individual or entity has the right to acquire within 60 days of September 30, 2022 the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as noted by footnote, and subject to community property laws where applicable, Gemini and Disc believe, based on the information provided to them, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.
The table lists applicable percentage ownership based on 169,642,337 shares of common stock expected to be outstanding upon consummation of the merger, after giving effect to the Disc pre-closing financing and prior to giving effect to the anticipated Gemini 1:10 reverse stock split. The number of shares beneficially owned includes shares of common stock that each person has the right to acquire within 60 days, including upon the exercise of stock options and the vesting of restricted stock units. These stock options and restricted stock units shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the combined company’s common stock expected to be owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the combined organization’s common stock expected to be owned by any other person.
Immediately after the merger, Gemini securityholders as of immediately prior to the merger are expected to own approximately 24% of the outstanding shares of the combined company, former Disc securityholders, excluding shares purchased in the Disc pre-closing financing, are expected to own approximately 63% of the outstanding shares of the combined company and shares issued in the Disc pre-closing financing are expected to represent approximately 13% of the outstanding shares of capital stock of the combined company, subject to certain assumptions, including, but not limited to, Gemini’s net cash as of closing being between $87.4 million and $96.6 million. The table below assumes that, based on Gemini’s and Disc’s capitalization as of August 9, 2022, the date the Merger Agreement was executed, the exchange ratio is estimated to be equal to approximately 1.1052 shares of Gemini common stock, prior to giving effect to the anticipated Gemini 1:10 reverse stock split. The estimated exchange ratio for was derived on a fully-diluted basis as of August 9, 2022 using a stipulated value of Disc of approximately $313.5 million (including the Disc pre-closing financing) and of Gemini of approximately $100.0 million.
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding Beneficially Owned
Entities affiliated with Atlas Venture Fund(1)	34,864,360	20.55%
Novo Holdings A/S(2)	23,604,211	13.91%
AI DMI LLC(3)	27,296,996	16.09%
Entities affiliated with OrbiMed(4)	21,741,910	12.82%

Named Executive Officers and Directors:
John Quisel, J.D., Ph.D.(5)	2,510,008	1.48%
William Savage, MD, Ph.D.(6)	452,832	*
Joanne Bryce, CPA(7)	428,366	*

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding Beneficially Owned
Mona Ashiya, Ph.D.	—	*
Jay Backstrom, MD, M.P.H.	—	*
Kevin Bitterman, Ph.D.	—	*
Mark Chin, MS, MBA	—	*
Georges Gemayel(8)	457,287	*
Donald Nicholson, Ph.D.(9)	911,736	*
Liam Ratcliffe, MD, Ph.D.	—	*
William White, MPP, J.D.(10)	170,085	*
All executive officers and directors as a group (14 persons)(11)	6,115,771	3.61%
*	Less than one percent.
(1)
Consists of 34,864,360 shares of the combined company’s common stock held by entities affiliated with Atlas Venture Fund. The address for such funds is 300 Technology Sq., 8th Floor, Cambridge, MA 02139.

(2)
Consists of 23,604,211 shares of the combined company’s common stock. Novo Holdings A/S has the sole power to vote and dispose of the shares, and no individual or other entity is deemed to hold any beneficial ownership in the shares. Eric Snyder is employed as a Principal at Novo Ventures (US), Inc., which provides certain consultancy services to Novo Holdings A/S, and is a member of Disc’s board of directors. Dr. Snyder is not deemed to hold any beneficiary ownership or reportable pecuniary interest in the shares held by Novo Holdings A/S. The business address of Novo Holdings A/S is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

(3)
Consists of 27,296,996 shares of the combined company’s common stock. The shares held by AI DMI LLC may be deemed to be beneficially owned by Access Industries Holdings LLC (“AIH”), Access Industries Management, LLC (“AIM”) and Len Blavatnik because (i) AIH indirectly controls all of the outstanding voting interests in AI ETI LLC, (ii) AIM controls AIH and (iii) Mr. Blavatnik controls AIM and holds a majority of the outstanding voting interests in AIH. Liam Ratcliffe, a member of Disc’s board of directors, is Head of Biotechnology at Access Industries, Inc., which is an affiliate of AI DMI LLC. Each of AIM, AIH, Mr. Blavatnik and Dr. Ratcliffe, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of the shares held by AI DMI LLC. The address of AI DMI LLC is c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, NY 10019.

(4)
Consists of 21,741,910 shares of the combined company’s common stock held indirectly by OrbiMed Advisors LLC. OrbiMed Advisors LLC exercises voting and investment power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild. The business address is 601 Lexington Avenue, 54th Floor, New York, NY 10022.

(5)	Consists of options to purchase 2,510,008 shares of the combined company’s common stock that are exercisable within 60 days of June 30, 2022.
(6)	Consists of 204,960 shares of common stock and options to purchase 247,872 shares of the combined company’s common stock that are exercisable within 60 days of September 30, 2022.
(7)	Consists of 34,813 shares of restricted stock and options to purchase 393,553 shares of the combined company’s common stock that are exercisable within 60 days of September 30, 2022.
(8)	Consists of options to purchase 457,287 shares of the combined company's common stock that are exercisable within 60 days of September 30, 2022.
(9)	Consists of 154,608 shares of restricted stock and options to purchase 757,128 shares of the combined company’s common stock that are exercisable within 60 days of September 30, 2022.
(10)	Consists of options to purchase 170,085 shares of the combined company’s common stock that are exercisable within 60 days of September 30, 2022.
(11)
Consists of 204,960 shares of common stock, 465,721 shares of restricted stock and options to purchase 5,455,090 shares of the combined company’s common stock that are exercisable within 60 days of September 30, 2022.

LEGAL MATTERS
•	Wilmer Cutler Pickering Hale and Dorr LLP will pass upon the validity of Gemini’s common stock offered by this proxy statement/prospectus.
EXPERTS
The consolidated financial statements of Gemini Therapeutics, Inc. incorporated by reference in Gemini Therapeutics, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2021, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of Disc Medicine, Inc. as of December 31, 2021 and 2020, and for each of the two years in the period ended December 31, 2021, included in the proxy statement/prospectus of Gemini Therapeutics, Inc., which is referred to and made a part of this proxy statement/prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
Gemini is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a website that contains Gemini’s filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov.
Gemini also makes available free of charge on or through its website at investors.geminitherapeutics.com, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after Gemini electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and Gemini are inactive textual references and except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus.
Gemini has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the shares of Gemini common stock to be issued to Disc stockholders in the merger. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Gemini and Gemini common stock. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.
The SEC allows Gemini to “incorporate by reference” information into this proxy statement/prospectus. This means that Gemini can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, and later information that Gemini files with the SEC will automatically update and supersede the information included in this proxy statement/prospectus. This document incorporates by reference the documents that are listed below that Gemini has previously filed with the SEC, except to the extent that any information contained in such filings is deemed “furnished” in connection with SEC rules.
•	Gemini’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 10, 2022.
•
Gemini’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2022 filed with the SEC on May 6, 2022, for the quarter ended June 30, 2022, filed with the SEC on August 11, 2022, and for the quarter ended September 30, 2022, filed with the SEC on November 10, 2022.

•	Gemini’s Current Reports on Form 8-K, filed with the SEC on January 10, 2022, January 14, 2022, February 28, 2022, March 10, 2022, April 5, 2022, August 10, 2022, and August 10, 2022.
Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that Gemini has “furnished” to but not “filed” with the SEC pursuant to the Exchange Act shall be incorporated by reference in this proxy statement/prospectus.

In addition, Gemini incorporates by reference any documents that it may subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the Gemini special meeting, other than the portions of such documents not deemed to be filed. Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this proxy statement/prospectus is deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modified or superseded such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.
Gemini has supplied all the information contained in or incorporated by reference into this proxy statement/prospectus relating to Gemini, and Disc has supplied all information contained in this proxy statement/prospectus relating to Disc.
You can obtain any of the documents incorporated by reference into this proxy statement/prospectus from Gemini or from the SEC through the SEC’s website at www.sec.gov. Documents incorporated by reference are available from Gemini without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit into this proxy statement/prospectus. If you would like to request documents from Gemini or Disc, please send a request in writing or by telephone to either Gemini or Disc at the following addresses:
Gemini Therapeutics, Inc.	Disc Medicine, Inc.
297 Boston Post Road #248	321 Arsenal Street, Suite 101
Wayland, MA 01778	Watertown, MA 02472
Attn: Investor Relations	Attn: Investor Relations
Tel: (617) 401-4400	Tel: (617) 674-9274
Email: IR@geminitherapeutics.com	Email: IR@discmedicine.com
If you are a Gemini stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the merger, including the procedures for voting your shares, you should contact Gemini’s proxy solicitor, MacKenzie Partners, Inc., at the following address and telephone number:

Call Toll Free: (800) 322-2885
Email: proxy@mackenziepartners.com

OTHER MATTERS
Section 16(a) Beneficial Ownership Reporting Compliance
Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Gemini’s officers, directors and persons who beneficially own more than ten percent of Gemini’s ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish Gemini with copies of all Section 16(a) forms they file.
Gemini is not aware of any late or delinquent filings required under Section 16(a) of the Exchange Act in respect of Gemini’s equity securities other than the following reports filed late due to administrative error, as previously disclosed in Gemini’s quarterly report on Form 10-Q for the period ended March 31, 2021 and Gemini’s Proxy Statement dated August 17, 2021 filed with the SEC with respect to Gemini’s 2021 Annual Meeting of Stockholders: a Form 3 which inadvertently omitted Foresite Capital Fund V, L.P and Foresite Capital Management V LLC as beneficial owners of 3,018,750 shares of Class B Common Stock of FSDC; a Form 3 for James Tananbaum, which inadvertently omitted 3,018,750 shares of Class B Common Stock of FSDC; and a Form 4 of the Sponsor, Foresite Capital Fund V, L.P, Foresite Capital Management V LLC and James Tananbaum which inadvertently omitted 441,500 shares of Class A Common Stock of FSDC.
Stockholder Proposals
Stockholders may submit proposals for consideration at a forthcoming annual meeting of Gemini stockholders, provided such proposal is based on a proper subject for stockholders’ action. In order for a stockholder proposal to be considered for inclusion in the proxy statement in reliance on Rule 14a-8 of the Exchange Act and presented at Gemini’s 2023 annual meeting of stockholders, such proposal must be received by Gemini a reasonable time before Gemini begins to print and send its proxy materials to stockholders (in the case where Gemini will have changed the date of its annual meeting by more than 30 days from the prior year), in such form as is required by the rules and regulations promulgated by the SEC. Stockholder proposals must be submitted in writing, to Gemini’s Corporate Secretary at 297 Boston Post Road #248, Wayland, MA 01778. A proposal submitted by a stockholder outside of the process of Rule 14a-8 for Gemini’s 2023 annual meeting of stockholders will not be considered timely unless such proposal is received by Gemini a reasonable time before Gemini begins to print and send its proxy materials to stockholders. The proxy to be solicited on behalf of Gemini’s board of directors for its 2023 annual meeting of stockholders may confer discretionary authority to vote on any such proposal considered to have been received on a non-timely basis that nonetheless properly comes before Gemini’s 2023 annual meeting of stockholders. Stockholders are also advised to review the Gemini bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.
Submissions for director nomination must include (1) the full name, age, business address and, if known, residence address of such nominee, (2) the principal occupation or employment of such nominee, (3) the class and number of shares of each class of capital stock of Gemini which are owned of record and beneficially by such nominee, (4) ta description of all direct and indirect compensation and other material monetary agreements, arrangement and understandings during the past three years, and any other material relationships between or among (x) the stockholder, the beneficial owner, if any, on whose behalf the nomination is being made and the respective affiliates and associates of, or others acting in concert with, such stockholder and such beneficial owner, on the one hand, and (y) each proposed nominee, and his or her respective affiliates and associates, or others acting in concert with such nominee(s), on the other hand, including all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made or any affiliate or associate thereof or person acting in concert therewith were the “registrant” for purposes of such Item and the proposed nominee were a director or executive officer of such registrant, and (5) any other information concerning such person that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Securities Act of 1934.
A copy of the full text of the provisions of the Gemini’s bylaws dealing with stockholder nominations and proposals will be made available to stockholders from Gemini’s Corporate Secretary upon written request.
Stockholder Communication with the Gemini Board
Gemini’s stockholders may communicate with the Gemini board of directors by writing to Gemini’s Corporate Secretary at 297 Boston Post Road #248, Wayland, MA 01778. Gemini’s Corporate Secretary will review these communications and will determine whether they should be presented to the Gemini board of directors. The purpose of this screening is to allow the Gemini board of directors to avoid having to consider irrelevant or inappropriate communications. All communications directed to the audit committee of the Gemini board of directors in accordance with Gemini’s Whistleblower Policy that relate to questionable accounting or auditing matters involving Gemini will be promptly and directly forwarded to the audit committee of the Gemini board of directors.
Householding of Proxy Statement/Prospectus
The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other special meeting materials with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or other special meeting materials addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.
In connection with the Gemini special meeting, a number of brokers with account holders who are Gemini stockholders will be “householding” Gemini’s proxy materials. A single Notice of Internet Availability of Proxy Materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once the stockholder has received notice from his or her broker that the broker will be “householding” communications to the stockholder’s address, “householding” will continue until the stockholder are notified otherwise or until the stockholder revokes his or her consent. If, at any time, the stockholder no longer wishes to participate in “householding” and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, please notify the broker or Gemini. Direct the written request to Gemini Therapeutics, Inc., Attn: Corporate Secretary, 297 Boston Post Road #248, Wayland, MA 01778. Stockholders who currently receive multiple copies of the Notices of Internet Availability of Proxy Materials at their addresses and would like to request “householding” of their communications should contact their brokers.

INDEX TO DISC’S CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2021 and year ended December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Stockholders and Board of Directors of Disc Medicine, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Disc Medicine, Inc. (the Company) as of December 31, 2020 and 2021, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2020.
Boston, Massachusetts
March 25, 2022

DISC MEDICINE, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)
	December 31,
	2020	2021
Assets
Current assets:
Cash and cash equivalents	$25,825	$88,036
Prepaid expenses and other current assets	365	2,448
Total current assets	26,190	90,484
Property and equipment, net	70	106
Right-of-use assets, operating leases	1,056	1,641
Other assets	61	180
Total assets	$27,377	$92,411
Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$588	$2,559
Accrued expenses	2,437	4,096
Derivative liability	—	6,450
Operating lease liabilities, current	199	319
Total current liabilities	3,224	13,424
Operating lease liabilities, non-current	850	1,334
Total liabilities	4,074	14,758
Commitments and contingencies (Note 13)
Series Seed convertible preferred stock, $0.0001 par value; 5,000,000 shares authorized, issued and outstanding as of December 31, 2020 and 2021 (liquidation preference of $5,000 as of December 31, 2020 and 2021)	2,350	2,350
Series A convertible preferred stock, $0.0001 par value; 41,666,666 shares authorized, issued and outstanding as of December 31, 2020 and 2021 (liquidation preference of $50,000 as of December 31, 2020 and 2021)	49,762	49,762
Series B convertible preferred stock, $0.0001 par value; no shares authorized, issued or outstanding, as of December 31, 2020; 37,499,999 shares authorized, issued and outstanding as of December 31, 2021 (liquidation preference of $90,000 as of December 31, 2021)	—	89,744
Stockholders’ deficit:
Common stock, $0.0001 par value; 70,000,000 and 108,108,833 shares authorized as of December 31, 2020 and 2021, respectively; 7,924,528 and 8,390,438 shares issued December 31, 2020 and 2021, respectively; and 7,696,947 and 8,297,664 shares outstanding as of December 31, 2020 and 2021, respectively	1	1
Additional paid-in capital	610	1,185
Accumulated deficit	(29,420)	(65,389)
Total stockholders’ deficit	(28,809)	(64,203)
Total liabilities, convertible preferred stock and stockholders’ deficit	$27,377	$92,411
The accompanying notes are an integral part of these consolidated financial statements.

DISC MEDICINE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share data)
	Year Ended December 31,
	2020	2021
Operating expenses:
Research and development	$18,020	$25,170
General and administrative	2,956	5,763
Total operating expenses	20,976	30,933
Loss from operations	(20,976)	(30,933)
Other income (expense), net:
Interest income	40	14
Change in fair value of derivative liability	—	(5,050)
Total other income (expense), net	40	(5,036)
Net loss and comprehensive loss	$(20,936)	$(35,969)
Net loss attributable to common stockholders—basic and diluted	$(20,936)	$(35,969)
Weighted-average common shares outstanding—basic and diluted	6,930,451	8,014,679
Net loss per share attributable to common stockholders—basic and diluted	$(3.02)	$(4.49)
The accompanying notes are an integral part of these consolidated financial statements.

DISC MEDICINE, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS’ DEFICIT
(In thousands, except share and per share data)
	Convertible Preferred Stock
	Series Seed $0.0001 Par Value		Series A $0.0001 Par Value		Series B $0.0001 Par Value		Common Stock $0.0001 Par Value		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2019	5,000,000	$2,350	12,499,999	$14,783	—	$—	5,499,137	$1	$262	$(8,484)	$(8,221)
Issuance of Series A convertible preferred stock, net of issuance costs of $21	—	—	29,166,667	34,979	—	—	—	—	—	—	—
Vesting of common stock issued to AbbVie (Note 7)	—	—	—	—	—	—	2,041,667	—	224	—	224
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	12,295	—	1	—	1
Vesting of restricted common stock	—	—	—	—	—	—	143,848	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	123	—	123
Net loss	—	—	—	—	—	—	—	—	—	(20,936)	(20,936)
Balance at December 31, 2020	5,000,000	$2,350	41,666,666	$49,762	—	$—	7,696,947	$1	$610	$(29,420)	$(28,809)
Issuance of Series B convertible preferred stock, net of issuance costs of $256	—	—	—	—	37,499,999	89,744	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	465,910	—	68	—	68
Vesting of restricted common stock	—	—	—	—	—	—	134,807	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	507	—	507
Net loss	—	—	—	—	—	—	—	—	—	(35,969)	(35,969)
Balance at December 31, 2021	5,000,000	$2,350	41,666,666	$49,762	37,499,999	$89,744	8,297,664	$1	$1,185	$(65,389)	$(64,203)
The accompanying notes are an integral part of these consolidated financial statements.

DISC MEDICINE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Year Ended December 31,
	2020	2021
Cash flows from operating activities
Net loss	$(20,936)	$(35,969)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	20	32
Stock-based compensation	123	507
Change in fair value of derivative liability	—	5,050
Noncash license expense	224	1,400
Noncash lease expense	100	160
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(261)	(1,366)
Other assets	—	(64)
Accounts payable	(510)	1,315
Accrued expenses	1,365	1,542
Operating lease liabilities	(91)	(141)
Net cash used in operating activities	(19,966)	(27,534)
Cash flow from investing activities
Purchases of property and equipment	(77)	(68)
Net cash used in investing activities	(77)	(68)
Cash flow from financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	34,979	89,861
Proceeds from stock option exercises	1	68
Net cash provided by financing activities	34,980	89,929
Net increase in cash, cash equivalents and restricted cash	14,937	62,327
Cash, cash equivalents and restricted cash, beginning of period	10,949	25,886
Cash, cash equivalents and restricted cash, end of period	$25,886	$88,213
Supplemental cash flow information
Cash paid for income taxes	$—	$—
Supplemental disclosure of non-cash activities
Purchases of property and equipment included in accounts payable and accrued expenses	$—	$10
Right-of-use assets obtained in exchange for new operating lease liabilities	$1,156	$1,670
Decrease in right-of-use assets related to lease modification	$—	$896
Decrease in operating lease liabilities due to lease modification	$—	$896
Deferred issuance costs on Series B convertible preferred stock in accounts payable and accruals	$—	$117
Deferred offering costs included in accounts payable and accruals at end of period	$27	$656
The accompanying notes are an integral part of these consolidated financial statements.

DISC MEDICINE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Organization and Nature of the Business
Disc Medicine, Inc. (the “Company”) is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of novel treatments for patients suffering from serious hematologic disorders. The Company was incorporated in October 2017 under the laws of the State of Delaware. Its principal offices are in Watertown, Massachusetts.
Risks and Uncertainties
The Company is subject to a number of risks and uncertainties common to development stage companies in the biotechnology industry, including, but not limited to, risks associated with completing preclinical studies and clinical trials, receiving regulatory approvals for product candidates, development by competitors of new biopharmaceutical products, dependence on key personnel, reliance on third-party organizations, protection of proprietary technology, compliance with government regulations, the impact of the COVID-19 pandemic and the ability to secure additional capital to fund operations. The Company’s research and development programs will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from product sales.
Through December 31, 2021, the Company funded its operations primarily with proceeds from the sale of Series Seed convertible preferred stock (“Series Seed Preferred Stock”), Series A convertible preferred stock (“Series A Preferred Stock”) and Series B convertible preferred stock (“Series B Preferred Stock”), collectively referred to as “Preferred Stock.”
Liquidity and Going Concern
The Company has incurred recurring losses and negative cash flows from operations since inception. As of December 31, 2021, the Company had an accumulated deficit of $65.4 million. The Company expects its operating losses and negative operating cash flows to continue into the foreseeable future. There can be no assurance that the Company will ever earn revenues or achieve profitability, or if achieved, that the revenues or profitability will be sustained on a continuing basis. In addition, the Company’s preclinical and clinical development activities, manufacturing and commercialization of the Company’s product candidates, if approved, will require significant additional financing.
As of the issuance date of these consolidated financial statements, the Company expects that its existing cash and cash equivalents as of December 31, 2021 of $88.0 million will enable the Company to fund its planned operating expense and capital expenditure requirements for at least twelve months from the date of issuance of these consolidated financial statements, March 25, 2022.
The future viability of the Company is dependent on its ability to generate cash from operating activities or to raise additional capital to finance its operations.
The Company is seeking to complete an initial public offering of its common stock. Upon the closing of a qualified public offering, the Company’s outstanding convertible preferred stock will automatically convert into shares of common stock (see Note 8).
In the event that the initial public offering is not completed, the Company may seek funding through private equity financings, debt financing or collaboration agreements until it can generate sufficient operating cash flows from its operations. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders. There is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company, if at all. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business.
2. Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The Company’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative accounting principles generally accepted in the United States as found in the Accounting Standard Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).
The consolidated financial statements include the Company and its wholly-owned subsidiary, Disc Medicine Securities Corp. All intercompany transactions and balances have been eliminated in consolidation.
Use of Estimates
The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to accrued research and development expenses; stock-based compensation expense; the fair value of the common stock; the fair value of the derivative liability; the incremental borrowing rate for determining lease liabilities and right-of-use assets and income taxes. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it has concluded to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates as there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results may differ materially from those estimates or assumptions.
Segment Information
The Company manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions, resulting in a single reportable segment. The Company has assembled a portfolio of clinical and preclinical product candidates that aim to modify fundamental biological pathways associated with the formation and function of red blood cells, specifically heme biosynthesis and iron homeostasis. The Company has determined that its chief operating decision maker is its Chief Executive Officer. The Company’s chief operating decision maker reviews the Company’s financial information on a consolidated basis for purposes of allocating resources and assessing financial performance. All of the Company’s tangible assets are held in the United States.
Concentration of Credit Risk and of Significant Suppliers
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits and limits its exposure to cash risk by placing its cash with high credit quality accredited financial institutions. The Company has concluded that it is not subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.
The Company relies, and expects to continue to rely, on a small number of vendors to manufacture supplies and to process its product candidates for its development programs. These programs could be adversely affected by a significant interruption in the manufacturing process or supply chain.
Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents include cash in readily available checking and money market accounts. Cash equivalents are reflected at fair value based on quoted market prices as further described in Note 3.
Restricted Cash
The Company maintained letters of credit for the benefit of its landlords related to its leased office space in Cambridge, Massachusetts and Watertown, Massachusetts. The Company was required to maintain separate cash balances to secure its letters of credit.
The Company classified the separate cash balance related to the leased office space in Cambridge, Massachusetts as other assets (non-current) in the consolidated balance sheet as of December 31, 2020 based on the contractual release date of the restrictions on this cash. Due to the lease termination in September 2021, the letter of credit related to the leased office space in Cambridge, Massachusetts was reclassified to prepaid expenses and other current assets as of December 31, 2021. See Note 14 for more information regarding the Company’s leases.
Deferred Offering Costs
The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds from the offering, either as a reduction of the carrying value of the preferred stock or in stockholders’ deficit as a reduction of additional paid-in capital generated as a result of the common stock offering. Should the in-process equity financing be abandoned, the deferred offering costs would be expensed immediately as a charge to operating expenses in the consolidated statements of operations and comprehensive loss. As of December 31, 2021, the Company capitalized $1.7 million of deferred offering costs related to the Company’s planned initial public offering.
Fair Value Measurements
The Company categorizes its assets and liabilities measured at fair value in accordance with the authoritative accounting guidance that establishes a consistent framework for measuring fair value and expands disclosures for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
•	Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable; and
•
Level 3—Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of the Company’s cash equivalents are determined according to the fair value hierarchy described above (see Note 3). The carrying values of the Company’s prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities.
Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.
Estimated Useful Life
Computer equipment	3.0 years
Furniture and fixtures	3.0 years
Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated in accordance with the above guidelines once placed into service. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in loss from operations. Expenditures for repairs and maintenance are expensed as incurred.
Impairment of Long-lived Assets
As required under the applicable accounting guidance, the Company periodically reevaluates the original assumptions and rationale used in the establishment of the carrying value and estimated lives of all of its long-lived assets, including property and equipment. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized when the total of estimated future undiscounted cash flows, expected to result from the use of the asset and its eventual disposition, are less than its carrying amount. Impairment, if any, would be assessed using discounted cash flows or other appropriate measures of fair value. There were no impairments for the years ended December 31, 2020 and 2021.

Leases
Effective January 1, 2020, the Company adopted and accounts for its leases under ASC 842, using the modified retrospective transition approach. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease. Leases with a term greater than one year are recognized on the consolidated balance sheet as a right-of-use (“ROU”) asset and current and non-current lease liabilities, as applicable. The Company has made an accounting policy election, known as the short-term lease recognition exemption, which allows the Company to not recognize ROU assets and lease liabilities that arise from short-term leases (12 months or less) for any class of underlying asset. The Company typically only includes an initial lease term in its assessment of a lease arrangement. Options to renew or options to cancel a lease are not included in the Company’s assessment unless there is reasonable certainty that the Company will renew or will not cancel, respectively. The Company monitors its material leases on a quarterly basis.
Leases are classified at their lease commencement date, which is defined as the date on which the lessor makes the underlying asset available for use by the lessee, as either operating or finance leases based on the economic substance of the agreement. All of the Company’s leases are classified as operating leases. Operating lease liabilities and their corresponding ROU assets are recorded based on the present value of future lease payments over the expected remaining lease term. Fixed lease cost for operating leases is recognized on a straight-line basis over the lease term as an operating expense. Variable lease costs, such as common area maintenance expenses, are recognized in the period incurred. Certain adjustments to the ROU asset may be required for items such as lease prepayments or incentives received. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its estimated incremental borrowing rate, which reflects the estimated fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment.
The Company has elected to account for the lease and non-lease components together for existing classes of underlying assets.
Preferred Stock
The Company applies the guidance of ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”), when determining the classification and measurement of its preferred stock. Preferred stock subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. The Company classifies contingently redeemable preferred stock (if any), which includes preferred stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control, as temporary equity. At all other times, the Company classifies its preferred stock in stockholders’ deficit.
The Company has classified its convertible preferred stock as temporary equity in the accompanying consolidated balance sheets due to terms that allow for redemption of the shares upon the occurrence of a contingent event that is not solely within the Company’s control. The Company did not accrete the carrying values of the preferred stock to the redemption values since the contingent event was not considered probable as of December 31, 2020 and 2021. Subsequent adjustments of the carrying values to the ultimate redemption values will be made only when it becomes probable that such an event will occur.
Research and Development Expenses
Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries and bonuses, stock-based compensation, employee benefits, facilities costs, depreciation, external costs of vendors engaged to conduct preclinical development activities and clinical trials, manufacturing expenses, as well as the costs of licensing technology.
Nonrefundable prepayments for goods or services that will be used or rendered for future research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed, or when it is no longer expected that the goods will be delivered or the services rendered.
If the Company acquires an asset or group of assets under an in-licensing arrangement that does not meet the definition of a business under ASC Topic 805, Business Combinations, and the acquired in-process research and development does not have an alternative future use, any related upfront license payment is expensed as incurred in accordance with guidance in ASC Topic 730, Research and Development. In general, contingent payments are recognized when it becomes probable the payment will be required. Any contingent payments that qualify as a derivative liability are recognized at fair value on the Company’s consolidated balance sheets. Annual maintenance fees under license agreements are expensed in the period in which they are incurred. Contingent payments for assets acquired are expensed as incurred or capitalized and amortized based on the nature of the associated asset at the date the payment is recognized. Royalties owed on sales of the products licensed pursuant to license agreements are expensed in the period the related revenues are recognized.
The Company has entered into various research, development and manufacturing contracts with research institutions and other companies primarily in the United States, including contracts with third-party contract research organizations and contract development and manufacturing organizations. These agreements are generally cancelable, and related costs are recorded as research and development expenses as incurred. The Company records accrued liabilities for estimated ongoing research, development and manufacturing costs and prepaid expenses for payments made in advance of work performed. When billing terms under these contracts do not coincide with the timing of when the work is performed, the Company is required to make estimates of outstanding obligations to those third parties as of period end. Any accrual estimates are based on a number of factors, including the Company’s knowledge of the progress towards completion of the research, development and manufacturing activities, invoicing to date under the contracts, communication from the research institutions and other companies of any actual costs incurred during the period that have not yet been invoiced and the costs included in the contracts. Significant judgments and estimates are made in determining the accrued balances at the end of any reporting period. Actual results may differ from the estimates made by the Company.
Patent Costs
The Company expenses all costs as incurred in connection with patent applications, including direct application fees, and the legal and consulting expenses related to making such applications due to the uncertainty about the recovery of the expenditure. These costs are included in general and administrative expenses within the Company’s consolidated statements of operations and comprehensive loss.
Stock-Based Compensation
The Company accounts for all stock-based awards granted to employees and non-employees as stock-based compensation expense at fair value. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the fair value of the Company’s common stock on the date of grant, the expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option and the Company’s expected dividend yield. The fair value of each restricted stock award is estimated on the date of grant based on the fair value of the Company’s common stock on that same date. As there is no public market for its common stock, the Company determines the volatility for awards granted based on an analysis of reported data for a group of guideline companies that issued options with substantially similar terms. The expected volatility has been determined using a weighted-average of the historical volatility measures of this group of guideline companies. The Company expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options granted to employees has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The Company has not paid, and does not anticipate paying, cash dividends on its common stock; therefore, the expected dividend yield is assumed to be zero.
The Company recognizes compensation expense for employees and non-employees over the requisite service period, which is generally the vesting period of the respective award, based on the grant date fair value of the award. For awards that include performance-based vesting conditions expense is recognized using the accelerated attribution method when the performance condition is deemed to be probable. The Company accounts for forfeitures as they occur.
The Company classifies stock-based compensation expense in the consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.
See Note 10 for a summary of the stock-based award activity under the Company’s stock-based compensation plan.

Determination of Fair Value of Common Stock on Grant Dates
Due to the absence of an active market for the Company’s common stock, the Company and the Board were required to determine the fair value of the Company’s common stock at the time of each grant of a stock-based award. The Company estimated the fair value of its common stock utilizing methodologies in accordance with the framework of the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. In determining the exercise prices for options granted, the Company has considered the estimated fair value of the common stock as of the measurement date. The estimated fair value of the common stock has been determined at each grant date based upon a variety of factors, including prices paid for the Company’s convertible preferred stock and the rights, preferences, and privileges of the Company’s Preferred Stock and common stock; the Company’s stage of development and status of technological developments within the Company’s research; the illiquid nature of securities in a private company; the prospects of a liquidity event; and the current business climate in the marketplace. Significant changes to the key assumptions underlying the factors used could result in different fair values of common stock at each valuation date.
The Company’s common stock valuations were prepared using either an option pricing method (“OPM”), or a hybrid method, both of which used market approaches to estimate our enterprise value. The OPM treats common stock and convertible preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeds the value of the convertible preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.
The hybrid method is a probability-weighted expected return method (“PWERM”), by which the equity value in one or more scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. In addition to a scenario using the OPM, the hybrid method also considers an initial public offering scenario in which the shares of convertible preferred stock are assumed to convert to common stock. The future value of the common stock in the initial public offering scenario was discounted back to the valuation date at an appropriate risk adjusted discount rate. In the hybrid method, the present value indicated for each scenario was probability weighted to arrive at an indication of value for the Company’s common stock. The Company utilized significant estimates and assumptions in determining the fair value of its equity and equity-based awards.
Comprehensive Loss
Comprehensive loss includes net loss, as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. The Company’s comprehensive loss was equal to net loss for the years ended December 31, 2020 and 2021.
Income Taxes
Income taxes have been accounted for using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if, based upon the weight of all available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Since the Company has generated operating losses and expects to continue to incur future losses, the net deferred tax assets have been fully offset by a valuation allowance.
The Company accounts for income taxes in accordance with authoritative accounting guidance which states the impact of an uncertain income tax position is recognized at the largest amount that is “more likely than not” to be sustained upon audit by the relevant taxing authority. There are no unrecognized tax benefits included in the Company’s consolidated balance sheets at December 31, 2020 or 2021. The Company’s practice is to recognize interest and penalties related to income tax matters in income tax expense. The Company has not recognized interest or penalties in its consolidated statements of operations and comprehensive loss since inception.
The Company files income tax returns in the United States and in Massachusetts. The Company’s income tax returns are subject to review and tax assessment from an income tax examination. As of December 31, 2021, the Company was not under examination by the Internal Revenue Service or other jurisdictions for any tax year.
Net Loss Per Share
Net loss per share attributable to common stockholders is calculated using the two-class method, which is an earnings allocation formula that determines net loss per share for the holders of the Company’s common shares and participating securities. The Company’s Preferred Stock contains participation rights in any dividend paid by the Company and is deemed to be a participating security. Net income attributable to common stockholders and participating preferred shares are allocated to each share as if all of the earnings for the period had been distributed. The participating securities do not include a contractual obligation to share in losses of the Company and are not included in the calculation of net loss per share in the periods in which a net loss is recorded. Net loss attributable to common stockholders is equal to the net loss for the period.
Diluted net loss per share is computed using the more dilutive of (a) the two-class method or (b) the treasury stock method and if-converted method. The Company allocates earnings first to preferred stockholders based on dividend rights and then to common and preferred stockholders based on ownership interests. The weighted-average number of common shares included in the computation of diluted net loss gives effect to all potentially dilutive common equivalent shares, including outstanding stock options and Preferred Stock. Common stock equivalent shares are excluded from the computation of diluted net loss per share if their effect is antidilutive. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is generally the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.
Subsequent Events
The Company considers events or transactions that occur after the consolidated balance sheet date but prior to the issuance of the consolidated financial statements to provide additional evidence for certain estimates or to identify matters that require additional disclosure. The Company has evaluated events occurring after the date of its consolidated balance sheet, through March 25, 2022, the date these consolidated financial statements were available to be issued. See Note 15.
Recently Adopted Accounting Pronouncements
In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Topic 350): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This standard requires capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The Company adopted ASU 2018-15 on January 1, 2021 using the prospective method. The adoption of this standard did not have a material effect on the Company’s financial position, results of operations or disclosures.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This standard removes certain exceptions for investments, intra-period allocations and interim calculations, and adds guidance to reduce complexity in accounting for income taxes. The Company adopted ASU 2019-12 on January 1, 2021 using the prospective method. The adoption of this standard did not have a material effect on the Company’s financial position, results of operations or disclosures.
In August 2020, the FASB issued ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This standard amends the guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity and improves and amends the related earnings per share guidance for both subtopics. The Company early adopted ASU 2020-06 on January 1, 2021 using a modified retrospective approach. The adoption of this standard did not have a material effect on the Company’s financial position, results of operations or disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted
In June 2016, the FASB issued ASU No. 2016-13, Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This standard changes how companies account for credit losses for most financial assets and certain other instruments. For trade receivables, loans and held-to-maturity debt securities, companies will be required to recognize an allowance for credit losses rather than reducing the carrying value of the asset. The amendments in this standard should be applied on a modified retrospective basis to all periods presented. For public business entities that meet the definition of a U.S. Securities and Exchange Commission (“SEC”) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, the standard is effective for fiscal calendar years beginning January 1, 2020, including interim periods within those fiscal years. For all other entities, the standard is effective for fiscal calendar years beginning January 1, 2023. Early adoption is permitted. The Company is currently evaluating the impact of this new guidance but does not expect the impact of adopting this standard to be material to its consolidated financial statements and disclosures.
3. Fair Value Measurements
The following tables present information about the Company’s assets and liabilities that are regularly measured and carried at fair value on a recurring basis and indicate the level within the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value, which is described further within Note 2.
Financial assets and liabilities measured at fair value on a recurring basis are summarized as follows (in thousands):
	December 31, 2020
	Level 1	Level 2	Level 3
Assets
Money market fund in cash and cash equivalents	$216	$—	$—
Total	$216	$—	$—
	December 31, 2021
	Level 1	Level 2	Level 3
Assets
Money market funds in cash and cash equivalents	$86,119	$—	$—
Total	$86,119	$—	$—
Liabilities
Derivative liability	$—	$—	$6,450
Total	$—	$—	$6,450
The fair value of the Company’s cash equivalents, consisting of money market funds, is based on quoted market prices in active markets with no valuation adjustment. There have been no impairments of the Company’s assets measured and carried at fair value during the years ended December 31, 2020 and 2021. In addition, there were no changes in valuation techniques or transfers between Level 1 and Level 2 financial assets during the years ended December 31, 2020 and 2021. The Company did not have any non-recurring fair value measurements on any assets or liabilities during the years ended December 31, 2020 and 2021.
In May 2021, the Company entered into a license agreement (the “Roche Agreement”) with F. Hoffmann-La Roche Ltd. and Hoffmann-La Roche Inc. (together, “Roche”) pursuant to which Roche granted the Company an exclusive and sublicensable worldwide license under certain patent rights and know-how to develop, manufacture and commercialize certain compounds (the “Compounds”) as further described in Note 7. The Company recognized a liability in connection with the Roche Agreement which includes an obligation to issue a variable number of shares of the Company's common stock to Roche for no additional consideration upon the Company’s completion of an initial public offering or certain merger transactions, a “Roche Qualified Transaction.” The number of shares of common stock to be issued to Roche was estimated to be approximately 2.85% of the outstanding shares of common stock of the Company as of immediately after the completion of a Roche Qualified Transaction. The Company has determined that the obligation to issue common stock upon completion of a Roche Qualified Transaction represents a liability classified financial instrument. The liability is measured at fair value as of each reporting date and the change in the fair value for the period is recorded in the consolidated statements of operations in the change in fair value of derivative liability. The fair value measurement of the derivative liability is classified as Level 3 under the fair value hierarchy as it has been valued using certain unobservable inputs. These inputs include: (1) the Company’s fair value upon completion of a Roche Qualified Transaction and (2) the probability of the Company completing a Roche Qualified Transaction. The probability of the Company completing a Roche Qualified Transaction was low double-digits upon the execution of the Roche Agreement, adjusted periodically based on the Company’s progress towards a Roche Qualified Transaction. Significant increases or decreases in any of those inputs could result in a significantly lower or higher fair value measurement.
The following table provides a summary of changes in fair value of the Level 3 liabilities related to the Roche Agreement (in thousands):
Level 3 Rollforward
Balance at December 31, 2020	$—
Fair value recognized upon execution of Roche license agreement	1,400
Change in fair value of derivative liability	5,050
Balance at December 31, 2021	$6,450
4. Cash, Cash Equivalents and Restricted Cash
Cash, cash equivalents and restricted cash consisted of the following (in thousands):
	December 31,
	2020	2021
Cash and cash equivalents	$25,825	$88,036
Restricted cash	61	177
Total cash, cash equivalents and restricted cash as shown on the consolidated statements of cash flows	$25,886	$88,213
5. Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):
	December 31,
	2020	2021
Computer equipment	$42	$69
Furniture and fixtures	52	93
Less: Accumulated depreciation	(24)	(56)
Property and equipment, net	$70	$106
6. Accrued Expenses
Accrued expenses consisted of the following (in thousands):
	December 31,
	2020	2021
Accrued research and development	$1,269	$2,297
Accrued employee-related expenses	727	1,177
Accrued professional fees	415	601
Accrued other	26	21
Total accrued expenses	$2,437	$4,096
7. Development and License Agreements
License Agreement and Master Service Agreement with Aurigene Discoveries Technology Limited (“Aurigene”)
In February 2018, the Company entered into a license agreement with Aurigene, pursuant to which Aurigene granted the Company an exclusive worldwide license, with the right to grant sublicenses, to certain Aurigene intellectual property. Concurrent with the execution of the Aurigene license agreement, the parties entered into a master services agreement, which provides for Aurigene to provide future development services to the Company on a full-time equivalent cost basis and consumable costs incurred basis.
Pursuant to the license agreement, the Company agreed to pay an upfront fee of $0.1 million and annual maintenance fees up to $0.2 million for the licensed intellectual property. The Company may also be obligated to make future milestone payments of up to $7.1 million for the first licensed product based on the achievement of certain development and regulatory milestones. The term of the license agreement expires on a licensed product-by-licensed product and country-by-country basis on the expiration of the last-to-expire valid claim under the licensed intellectual property rights in such country. The Company can terminate the agreement, for convenience, with 90 days’ notice to Aurigene. The agreement can also be terminated by either party due to insolvency or by Aurigene due to a material breach after a specified cure period.
During the years ended December 31, 2020 and 2021, the Company recorded research and development expense of $2.5 million and $1.7 million, respectively, related to its arrangements with Aurigene.
License and Stock Purchase Agreement with AbbVie Deutschland GmbH & Co. KG (“AbbVie”)
In September 2019, the Company entered into an agreement with AbbVie, pursuant to which AbbVie granted the Company an exclusive license, with the right to grant sublicenses, to certain AbbVie intellectual property.
Under this agreement, the Company paid a non-refundable, non-creditable upfront fee of $0.6 million. The Company is also obligated to make future payments upon the achievement of certain development, commercialization and sales-based milestones up to $18.0 million, $45.0 million and $87.5 million, respectively on a licensed product-by-licensed product basis. In addition, the Company is also obligated to pay royalties based on net sales of the licensed products on a licensed product-by-licensed product and country-by-country basis. As of December 31, 2021, none of the milestones had been achieved.
The Company’s royalty obligation expires on a licensed product-by-licensed product and country-by-country basis upon the expiration of the last-to-expire valid claim under the licensed intellectual property rights in such country. Unless terminated earlier, the agreement expires upon the expiration of the Company’s royalty obligation for all licensed products. AbbVie can terminate the agreement if the Company fails to make any payments within a specified period after receiving written notice of such failure, or in the event of a material breach by the Company and failure to cure such breach within a certain period of time.
As part of the arrangement, the Company entered into a stock purchase agreement with AbbVie in September 2019, pursuant to which the Company agreed to issue 4,336,841 shares of the Company’s common stock to AbbVie, with 2,295,174 shares vesting immediately and 2,041,667 shares subject to a performance condition tied to the second and third subsequent closings of the Company’s Series A Preferred Stock financing. During the year ended December 31, 2020, the performance conditions were met and the remaining 2,041,667 shares vested, resulting in research and development expense of $0.2 million equal to the grant date fair value.
License Agreement with Roche
In connection with the Roche Agreement, the Company paid Roche an upfront, non-refundable exclusivity payment of $0.5 million in March 2021. Upon execution of the Roche Agreement in May 2021, the Company paid Roche an additional upfront, non-refundable payment of $4.0 million.
The Company is obligated to make contingent payments to Roche totaling up to $205.0 million upon achievement of certain development, regulatory and commercial milestones. Roche is also eligible to receive tiered royalties on net sales of commercialized products, at rates ranging from high single-digits to high teens.
In addition, the Company is obligated to issue shares of the Company to Roche in connection with the completion of a Roche Qualified Transaction as defined by the Roche Agreement. The number of shares of common stock to be issued to Roche was estimated to be approximately 2.85% of the outstanding shares of common stock of the Company as of immediately after the completion of a Roche Qualified Transaction, including the exercise by the underwriters thereof of any overallotment option. The Company has determined that the obligation to issue common stock upon completion of a Roche Qualified Transaction represents a liability classified financial instrument. The resulting liability is initially recorded at fair value in research and development expense, with gains and losses arising from changes in fair value recognized in other income (expense), net in the consolidated statement of operations and comprehensive loss at each period while the instrument is outstanding.

In the event that certain partnership or change of control arrangements occur prior to a Roche Qualified Transaction, the Company will pay Roche an upfront royalty based on a percentage of the net proceeds from the arrangement attributable to the Compounds ranging from low to mid- teens.
During the year ended December 31, 2021, the Company recorded research and development expense of $5.9 million related to the Roche Agreement, comprised of the upfront payment of $4.5 million and the initial fair value of the derivative liability of $1.4 million. During the year ended December 31, 2021, the Company recorded additional expense of $5.1 million from the change in fair value of the derivative liability within other income (expense), net.
8. Convertible Preferred Stock
In September 2019, the Company entered into a Series A Preferred Stock Purchase Agreement to issue an aggregate of 41,666,666 shares of Series A Preferred Stock at a price of $1.20 per share for total gross cash proceeds of $50.0 million in three tranches. The Company evaluated the terms of the Series A Preferred Stock and concluded that the investors’ right to acquire additional shares of Series A Preferred Stock was not legally detachable and therefore was not required to be separated from the Series A Preferred Stock.
During the year ended December 31, 2019, the Company closed the initial tranche, in which the Company issued and sold 12,499,999 shares of Series A Preferred Stock at $1.20 per share less issuance costs of $0.2 million for net proceeds of $14.8 million.
During the year ended December 31, 2020, the Company closed the second and third tranches, in which the Company issued and sold an aggregate of 29,166,667 shares of Series A Preferred Stock at $1.20 per share for total net proceeds of $35.0 million.
During the year ended December 31, 2021, the Company issued and sold 37,499,999 shares of Series B Preferred Stock to existing and new preferred stockholders at a price of $2.40 per share for cash proceeds of $89.7 million, net of issuance costs of $0.3 million.
The Preferred Stock consisted of the following (in thousands, except share amounts):
	December 31, 2020
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Value	Common Stock Issuable Upon Conversion
Series Seed	5,000,000	5,000,000	$2,350	$5,000	5,000,000
Series A	41,666,666	41,666,666	49,762	50,000	41,666,666
Total	46,666,666	46,666,666	$52,112	$55,000	46,666,666
	December 31, 2021
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Value	Common Stock Issuable Upon Conversion
Series Seed	5,000,000	5,000,000	$2,350	$5,000	5,000,000
Series A	41,666,666	41,666,666	49,762	50,000	41,666,666
Series B	37,499,999	37,499,999	89,744	90,000	37,499,999
Total	84,166,665	84,166,665	$141,856	$145,000	84,166,665

The Preferred Stock have the following rights and preferences:
Dividends
The holders of the Preferred Stock are entitled to receive noncumulative dividends when and if declared by the Board at the rate per annum of eight percent (8%) of the applicable Original Issue Price, which is $1.00 per share for the Series Seed Preferred Stock, $1.20 per share for the Series A Preferred Stock, and $2.40 per share for the Series B Preferred Stock. Preferred Stock dividends will be paid in preference and in priority to any dividends on common stock. If the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of the Preferred Stock will be based on the number of common shares the Preferred Stock would convert into. There have been no dividends declared by the Board through December 31, 2021.
Liquidation Preference
In the event of any liquidation, dissolution, or winding up of the Company (“Liquidation Event”), the holders of Series A and Series B Preferred Stock are entitled to receive prior and in preference to the holders of common stock and Series Seed Preferred Stock, an amount equal to an amount per share of Series A and Series B Preferred Stock equal to the Original Issue Price plus all declared and unpaid dividends on the Series A and Series B Preferred Stock. If the assets and funds available to be distributed to all holders of Series A and Series B Preferred Stock are insufficient to permit the payment, in full, of any of the liquidation preferences, then the entire assets and funds legally available for distribution to the Series A and Series B Preferred Stock shall be distributed ratably among the holders of Series A and Series B Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.
After the payment of the full liquidation preference of the Series A and Series B Preferred Stock as set forth above, the holders of shares of Series Seed Preferred Stock are entitled to receive an amount per share of Series Seed Preferred Stock equal to the Original Issue Price plus all declared and unpaid dividends on the Series Seed Preferred Stock. If the assets and funds available to be distributed to all holders of Series Seed Preferred Stock are insufficient to permit the payment, in full, of any of the liquidation preferences, then the entire assets and funds legally available for distribution to the Series Seed Preferred Stock shall be distributed ratably among the holders of Series Seed Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled or when the remaining capital is distributed.
After the payment of all preferential amounts related to the holders of Preferred Stock, the remaining assets of the Company will be distributed pro rata to the holders of the Preferred Stock and common stock as if the Preferred Stock had converted at the time of the Liquidation Event. Preferential amounts to the holders of Preferred Stock are capped at 2.5 times the applicable Original Issue Price per share plus any dividends declared but unpaid or the amount such holder would have received if all shares had been converted to common stock immediately prior to the Liquidation Event.
Conversion
As of December 31, 2021, the shares of Preferred Stock are convertible into equal shares of common stock, at the conversion price in effect at the time of such conversion, (a) at any time upon the written consent of the holders of a majority of the outstanding shares of the Preferred Stock and at least one holder of Series B Preferred Stock that owns at least 4,166,666 shares of Series B Preferred Stock and that did not purchase any shares of Series A Preferred Stock as part of the Series A Agreement or (b) immediately upon the closing of a Qualified Public Offering at a price per share of at least $3.00 per share (as adjusted for certain dilutive events) that results in gross proceeds to the Company of at least $50.0 million.
Voting Rights
The Preferred Stock vote together with the common stock on an as-converted basis, and not as a separate class, except for matters as defined by the Certificate of Incorporation which require the written consent or affirmative votes of the holders of a majority of the outstanding shares of the Preferred Stock and at least one holder of Series B Preferred Stock that owns at least 4,166,666 shares of Series B Preferred Stock and that did not purchase any shares of Series A Preferred Stock as part of the Series A Agreement. For any transactions that affect the priority of the Series A or Series B Preferred Stock, a majority of Series A or Series B Preferred Stock is required, respectively.

Redemption
The Preferred Stock is not redeemable at the option of the holders thereof. However, the Preferred Stock is redeemable upon the occurrence of certain contingent events, unless otherwise determined by the holders.
As it relates to the redemption upon the occurrence of a contingent event, the Company evaluated the Preferred Stock in accordance with the guidance in ASC 480 and determined that the redemption upon the occurrence of a contingent event is not solely within the Company’s control and accordingly classified the Preferred Stock in temporary equity. The Preferred Stock is not currently redeemable, nor is it currently probable that the instruments will become redeemable, and therefore the instruments are not being accreted to redemption value.
9. Common Stock
As of December 31, 2021, the authorized capital stock of the Company included 108,108,833 shares of common stock, $0.0001 par value per share. The voting, dividend and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth above. Each share of common stock entitles the holder to one vote, together with the holders of the Preferred Stock, on all matters submitted to the stockholders for a vote.
The Company has reserved the following shares of common stock for potential conversion of outstanding Preferred Stock and exercise of stock options:
	December 31,
	2020	2021
Series Seed convertible preferred stock	5,000,000	5,000,000
Series A convertible preferred stock	41,666,666	41,666,666
Series B convertible preferred stock	—	37,499,999
Stock options	8,405,025	13,289,901
Total	55,071,691	97,456,566
10. Stock-Based Compensation
2017 Stock Option and Grant Plan
The Company adopted the 2017 Stock Option and Grant Plan (the “Plan”) in November 2017 reserving shares of common stock for issuance to employees, directors, and consultants. The Plan allows for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards. Recipients of stock options or stock appreciation rights shall be eligible to purchase shares of the Company’s common stock at an exercise price equal to the estimated fair market value of such stock on the date of grant. The exercise price may be less than fair market value if the stock award is granted pursuant to an assumption or substitution for another stock award in the event of a merger or sale of the Company. The maximum term of options granted under the Plan is ten years, and stock options typically vest over a four-year period. The Board may assign vesting terms to the stock options grants as deemed appropriate. The Company also has the right of first refusal to purchase any proposed disposition of shares issued under the Plan. As it relates to restricted stock awards, the Company has the option to repurchase any unvested shares at the original purchase price upon any voluntary or involuntary termination. At the discretion of the Board, unvested shares held by employees, directors and consultants may accelerate vesting in the event of a change of control of the Company unless assumed or substituted by the acquirer or surviving entity.
The number of shares of common stock reserved for issuance as of December 31, 2020 and 2021 was 9,724,496 and 16,216,325, respectively. Options available for grant were 1,120,784 and 2,261,827 at December 31, 2020 and 2021, respectively.
Stock Options
For purposes of calculating stock-based compensation, the Company estimates the fair value of stock options using the Black-Scholes option-pricing model. This model incorporates various assumptions, including the expected volatility, expected term, and interest rates.
The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer public companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the option. For options with service-based vesting conditions, the expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected dividend yield of 0% is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.
The following table summarizes stock option activity for the year ended December 31, 2021.
	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value (In Thousands)
Outstanding at December 31, 2020	8,405,025	$0.18	9.30	$962
Granted	6,768,153	$1.01
Exercised	(465,910)	$0.15
Forfeited	(1,355,706)	$0.21
Expired	(61,661)	$0.27
Outstanding at December 31, 2021	13,289,901	$0.60	8.98	$13,027
Exercisable at December 31, 2021	3,167,571	$0.24	8.35	$4,260
The aggregate intrinsic value of options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the common stock as of the end of the period. The aggregate intrinsic value of stock options exercised during the year ended December 31, 2021 was $0.3 million.
The weighted-average assumptions used to estimate the fair value of stock options granted were as follows:
	Year Ended December 31,
	2020	2021
Risk-free interest rate	0.58%	0.95%
Expected term (in years)	6.00	6.00
Expected volatility	62%	59%
Expected dividend yield	0%	0%
Fair value per share of common stock	$0.20	$1.01
The weighted-average grant date fair value of options granted in the years ended December 31, 2020 and 2021 was $0.11 and $0.55 per share, respectively.
The total fair value of options vested during the year ended December 31, 2021 was $0.4 million.
Shares of Restricted Common Stock
As of December 31, 2021, the Company had issued a total of 575,392 shares of restricted common stock to the founders of the Company pursuant to subscription agreements and to certain key employees pursuant to the Plan at $0.0001 per share. The stock restrictions relate to the sale and transferability of the stock and lapse over the defined vesting period in the restricted stock agreement. The vesting period is generally contingent upon continued employment or consulting services being provided to the Company. In the event of termination, the Company has the right, but not the obligation to repurchase the unvested shares at the original purchase price.
A summary of restricted common stock activity is as follows:
	Year Ended December 31,
	2020	2021
Unvested at the beginning of the year	371,429	227,581
Vested	(143,848)	(134,807)
Unvested at the end of the year	227,581	92,774

As of December 31, 2021, the unrecognized stock-based compensation expense related to restricted common stock is expected to be recognized over a weighted-average period of 1.07 years.
Stock-Based Compensation Expense
Total stock-based compensation expense recorded as research and development and general and administrative expenses, respectively, for employees, directors and non-employees is as follows (in thousands):
	Year Ended December 31,
	2020	2021
Research and development	$62	$223
General and administrative	61	284
Total stock-based compensation expense	$123	$507
As of December 31, 2021, the total unrecognized stock-based compensation expense related to outstanding awards was $3.8 million and is expected to be recognized over a weighted-average period of 3.11 years.
11. Income Taxes
A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows:
	Year Ended December 31,
	2020	2021
Federal statutory income tax rate	21.0%	21.0%
State income taxes, net of federal benefit	6.8	7.3
Federal and state research and development tax credits	2.4	1.3
Other	(0.1)	(0.3)
Change in deferred tax asset valuation allowance	(30.1)	(29.3)
Effective income tax rate	0%	0%
For the years ended December 31, 2020 and 2021, no income tax expense was recorded due to the Company’s net operating loss (“NOL”) and full valuation allowance.
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s net deferred income taxes are as follows (in thousands):
	December 31,
	2020	2021
Deferred tax assets:
Net operating loss carryforwards	$8,407	$15,128
Capitalized licenses	283	3,214
Tax credits	763	1,639
Operating lease liabilities	287	452
Stock-based compensation	11	34
Total deferred tax assets	9,751	20,467
Valuation allowance	(9,448)	(19,997)
Total deferred tax assets, net of valuation allowance	303	470
Deferred tax liabilities:
Operating right-of-use assets	(288)	(448)
Depreciation	(15)	(22)
Total deferred tax liabilities	(303)	(470)
Net deferred tax assets	$—	$—
The Company has had no income tax expense due to operating losses incurred since inception. The Company’s losses before income taxes consist solely of losses from domestic operations. The Company evaluated the positive and negative evidence bearing upon the reliability of its deferred tax assets. Based on this, the Company has provided a valuation allowance for the full amount of the net deferred tax assets as the realization of the deferred tax assets is not determined to be more likely than not. During 2021, the valuation allowance increased by $10.5 million primarily due to the increase in the Company’s net operating loss and tax credit carryforwards during the period.
As of December 31, 2021, the Company had $55.5 million and $54.9 million of federal and state operating loss carryforwards, respectively. Substantially all of the federal NOLs are not subject to expiration and the state NOLs begin to expire in 2037. These loss carryforwards are available to reduce future federal taxable income, if any. As of December 31, 2021, the Company also had federal and state research and development tax credit carryforwards of $1.1 million and $0.7 million respectively, to offset future income taxes, which will begin to expire beginning in December 2032. These loss carryforwards are subject to review and possible adjustment by the appropriate taxing authorities.
Utilization of the Company’s NOL carryforwards and research and development credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that have occurred previously or that could occur in the future in accordance with Section 382 of the Internal Revenue Code of 1986 (“Section 382”) as well as similar state provisions. These ownership changes may limit the amount of NOL and research and development credit carryforwards that can be utilized annually to offset future taxable income and taxes, respectively. In general, an ownership change as defined by Section 382 results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. Since its formation, the Company has raised capital through the issuance of capital stock on several occasions. These financings could result in a change of control as defined by Section 382. The Company has not yet conducted an analysis under Section 382 to determine if historical changes in ownership through December 31, 2021, would limit or otherwise restrict its ability to utilize its NOL and research and development credit carryforwards. In addition, future changes in ownership occurring after December 31, 2021 could affect the limitation in future years, and any limitation may result in expiration of a portion of the NOL or research and development credit carryforwards before utilization.
On December 18, 2015, the Protecting Americans from Tax Hikes (“PATH”) Act of 2015 was signed into law. The PATH Act has created several research and development credit provisions, including allowing a qualified small business to utilize the research credit against the employer portion of payroll tax (i.e., FICA tax) not exceeding $0.3 million per year. This provision is available for credits generated in tax years beginning after 2015. The Company qualifies as a small business for 2021 and will elect to make a small business election.
The Company follows the provisions of ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which specifies how tax benefits for uncertain tax positions are to be recognized, measured, and recorded in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the consolidated balance sheets; and provides transition and interim period guidance, among other provisions. As of December 31, 2020 and 2021, the Company has not recorded any amounts for uncertain tax positions. The Company’s policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its consolidated statements of operations and comprehensive loss. As of December 31, 2020 and 2021, the Company had no reserves for uncertain tax positions. For the years ended December 31, 2020 and 2021, no estimated interest or penalties were recognized on uncertain tax positions.
The Company’s tax returns for the years ended December 31, 2018 to December 31, 2021 remain open and subject to examination by the Internal Revenue Service and state taxing authorities.

12. Net Loss Per Share
Basic and diluted loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average common shares outstanding. The following table sets forth the computation of the Company’s basic and diluted net loss per share (in thousands, except share and per share data):
	Year Ended December 31,
	2020	2021
Numerator:
Net loss attributable to common stockholders—basic and diluted	$(20,936)	$(35,969)
Denominator:
Weighted-average common shares outstanding—basic and diluted	6,930,451	8,014,679
Net loss per share attributable to common stockholders—basic and diluted	$(3.02)	$(4.49)
The Company’s potentially dilutive securities, which include convertible preferred stock, unvested restricted common stock, and stock options, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following from the computation of diluted net loss per share attributable to common stockholders because including them would have had an anti-dilutive effect:
	December 31,
	2020	2021
Series Seed convertible preferred stock	5,000,000	5,000,000
Series A convertible preferred stock	41,666,666	41,666,666
Series B convertible preferred stock	—	37,499,999
Unvested restricted common stock	227,581	92,774
Options to purchase common stock	8,405,025	13,289,901
13. Commitments and Contingencies
Indemnification Agreements
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to its vendors, lessors, contract research organizations, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its Board that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. The Company has not incurred any material costs as a result of such indemnifications and is not currently aware of any indemnification claims.
Legal Proceedings
The Company, from time to time, may be party to litigation arising in the ordinary course of business. The Company was not subject to any material legal proceedings during the years ended December 31, 2020 and 2021 and, to the best of its knowledge, no material legal proceedings are currently pending or threatened.
Payments Upon Termination
The Company has entered into agreements with certain vendors for the provision of services that the Company is not contractually able to terminate for convenience and avoid any and all future obligations to the vendors. Under such agreements, the Company is contractually obligated to make certain minimum payments to the vendors, with the exact amounts in the event of termination to be based on the timing of the termination and the exact terms of the agreement.

14. Leases
In September 2021, the Company and its landlord jointly entered a termination agreement to provide an early termination date in November 2021 for its operating lease in Cambridge, Massachusetts. In addition, the landlord provided an incentive of $0.1 million. On the modification date, the Company decreased the lease liability and corresponding right-of-use asset to zero. The Company recognized the incentive as a reduction to lease expense over the remaining lease term. As of December 31, 2020 and 2021, the Company had a security deposit in the form of an irrevocable standby letter of credit in the amount of $0.1 million related to this lease, which was recorded as other assets (non-current) and prepaid expenses and other current assets on the Company’s consolidated balance sheets as of December 31, 2020 and 2021, respectively.
In October 2021, the Company entered into a five-year lease of 7,566 square feet of office space located at 321 Arsenal Street, Watertown, Massachusetts to be used as its corporate headquarters. The Company’s landlord is a related party of the Company due to its equity ownership. The lease term began in November 2021 and will end in November 2026, unless terminated earlier. The lease contains a five-year renewal option, which the Company is not reasonably certain to exercise. Fixed lease payments include base rent, subject to annual rent increases, and a management fee. Variable lease payments include the Company’s allocated share of costs incurred for real estate taxes, utilities, and other operating expenses applicable to the leased premises. In connection with the lease, the Company delivered to the landlord a security deposit in the form of an irrevocable standby letter of credit in the amount of $0.1 million, which is recorded as other assets (non-current) on the Company’s consolidated balance sheet as of December 31, 2021. Pursuant to the lease, the Company is also obligated to pay for certain administrative costs, taxes and operating expenses.
The components of lease expense were as follows (in thousands):
	Year Ended December 31,
	2020	2021
Operating lease costs	$138	$187
Short-term lease costs	25	—
Variable lease costs	2	42
Total lease expense	$165	$229
Other information related to the Company’s leases is as follows (in thousands, except term and discount rate amounts):
	Year Ended December 31,
	2020	2021
Weighted average remaining lease term	4.48 years	4.91 years
Weighted average discount rate	6.8%	5.5%
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	$129	$250
A maturity analysis of the annual undiscounted cash flows reconciled to the carrying value of the operating lease liabilities as of December 31, 2021, reflective of the Company’s election to account for lease and non-lease components together, is as follows (in thousands):
Year Ending December 31,	Operating Leases
2022	$401
2023	373
2024	382
2025	394
2026	336
Total minimum lease payments	1,886
Less imputed interest	(233)
Present value of lease liabilities	$1,653

15. Subsequent Events
The Company has completed an evaluation of all subsequent events after the audited consolidated balance sheet date of December 31, 2021 through March 25, 2022, the date these consolidated financial statements were issued, to ensure that these consolidated financial statements include appropriate disclosure of events both recognized in the consolidated financial statements as of December 31, 2021, and events which occurred subsequently but were not recognized in the consolidated financial statements. The Company has concluded that no subsequent events have occurred that require disclosure.

DISC MEDICINE, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)
(Unaudited)
	DECEMBER 31, 2021	SEPTEMBER 30, 2022
Assets
Current assets:
Cash and cash equivalents	$88,036	$55,473
Prepaid expenses and other current assets	2,448	4,425
Total current assets	90,484	59,898
Property and equipment, net	106	181
Right-of-use assets, operating leases	1,641	1,512
Other assets	180	116
Total assets	$92,411	$61,707
Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$2,559	$3,397
Accrued expenses	4,096	3,674
Derivative liability	6,450	9,900
Operating lease liabilities, current	319	301
Total current liabilities	13,424	17,272
Operating lease liabilities, non-current	1,334	1,106
Total liabilities	14,758	18,378
Commitments and contingencies (Note 13)
Series Seed convertible preferred stock, $0.0001 par value; 5,000,000 shares authorized, issued and outstanding as of December 31, 2021 and September 30, 2022 (liquidation preference of $5,000 as of December 31, 2021 and September 30, 2022)	2,350	2,350
Series A convertible preferred stock, $0.0001 par value; 41,666,666 shares authorized, issued and outstanding as of December 31, 2021 and September 30, 2022 (liquidation preference of $50,000 as of December 31, 2021 and September 30, 2022)	49,762	49,762
Series B convertible preferred stock, $0.0001 par value; 37,499,999 shares authorized, issued and outstanding as of December 31, 2021 and September 30, 2022 (liquidation preference of $90,000 as of December 31, 2021 and September 30, 2022)	89,744	89,744
Stockholders’ deficit:
Common stock, $0.0001 par value; 108,108,833 and 109,395,840 shares authorized as of December 31, 2021 and September 30, 2022, respectively; 8,390,438 and 8,835,359 shares issued December 31, 2021 and September 30, 2022, respectively; and 8,297,664 and 8,805,096 shares outstanding as of December 31, 2021 and September 30, 2022, respectively	1	1
Additional paid-in capital	1,185	2,444
Accumulated deficit	(65,389)	(100,972)
Total stockholders’ deficit	(64,203)	(98,527)
Total liabilities, convertible preferred stock and stockholders’ deficit	$92,411	$61,707
The accompanying notes are an integral part of these condensed consolidated financial statements.

DISC MEDICINE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands, except share and per share data)
(Unaudited)
	NINE MONTHS ENDED SEPTEMBER 30,
	2021	2022
Operating expenses:
Research and development	$19,511	$23,421
General and administrative	4,012	9,033
Total operating expenses	23,523	32,454
Loss from operations	(23,523)	(32,454)
Other income (expense), net:
Interest income	5	321
Change in fair value of derivative liability	(3,600)	(3,450)
Total other income (expense), net	(3,595)	(3,129)
Net loss and comprehensive loss	$(27,118)	$(35,583)
Net loss attributable to common stockholders—basic and diluted	$(27,118)	$(35,583)
Weighted-average common shares outstanding—basic and diluted	7,947,355	8,604,591
Net loss per share attributable to common stockholders—basic and diluted	$(3.41)	$(4.14)
The accompanying notes are an integral part of these condensed consolidated financial statements.

DISC MEDICINE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS’ DEFICIT

(In thousands, except share and per share data)
(Unaudited)
	CONVERTIBLE PREFERRED STOCK
	SERIES SEED $0.0001 PAR VALUE		SERIES A $0.0001 PAR VALUE		SERIES B $0.0001 PAR VALUE		COMMON STOCK $0.0001 PAR VALUE		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS’ DEFICIT
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT
Balance at December 31, 2020	5,000,000	$2,350	41,666,666	$49,762	—	$—	7,696,947	$1	$610	$(29,420)	$(28,809)
Issuance of Series B convertible preferred stock, net of issuance costs of $256	—	—	—	—	37,499,999	89,744	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	353,465	—	49	—	49
Vesting of restricted common stock	—	—	—	—	—	—	107,885	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	237	—	237
Net loss	—	—	—	—	—	—	—	—	—	(27,118)	(27,118)
Balance at September 30, 2021	5,000,000	$2,350	41,666,666	$49,762	37,499,999	$89,744	8,158,297	$1	$896	$(56,538)	$(55,641)
Balance at December 31, 2021	5,000,000	$2,350	41,666,666	$49,762	37,499,999	$89,744	8,297,664	$1	$1,185	$(65,389)	$(64,203)
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	444,921	—	163	—	163
Vesting of restricted common stock	—	—	—	—	—	—	62,511	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	1,096	—	1,096
Net loss	—	—	—	—	—	—	—	—	—	(35,583)	(35,583)
Balance at September 30, 2022	5,000,000	$2,350	41,666,666	$49,762	37,499,999	$89,744	8,805,096	$1	$2,444	$(100,972)	$(98,527)
The accompanying notes are an integral part of these condensed consolidated financial statements.

DISC MEDICINE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)
(Unaudited)
	NINE MONTHS ENDED SEPTEMBER 30,
	2021	2022
Cash flows from operating activities
Net loss	$(27,118)	$(35,583)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	23	64
Stock-based compensation	237	1,096
Change in fair value of derivative liability	3,600	3,450
Noncash license expense	1,400	—
Noncash lease expense	155	129
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(591)	(1,689)
Other assets	—	64
Accounts payable	976	600
Accrued expenses	336	(472)
Operating lease liabilities	(148)	(246)
Net cash used in operating activities	(21,130)	(32,587)
Cash flow from investing activities
Purchases of property and equipment	(5)	(139)
Net cash used in investing activities	(5)	(139)
Cash flow from financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	89,884	—
Proceeds from stock option exercises	49	163
Net cash provided by financing activities	89,933	163
Net decrease in cash, cash equivalents and restricted cash	68,798	(32,563)
Cash, cash equivalents and restricted cash, beginning of period	25,886	88,213
Cash, cash equivalents and restricted cash, end of period	$94,684	$55,650
Supplemental cash flow information
Cash paid for income taxes	$—	$—
Supplemental disclosure of non-cash activities
Decrease in right-of-use assets related to lease modification	$896	$—
Decrease in operating lease liabilities due to lease modification	$896	$—
Deferred issuance costs on Series B convertible preferred stock in accounts payable and accruals	$157	$—
Deferred offering costs included in accounts payable and accruals at end of period	$255	$288
The accompanying notes are an integral part of these condensed consolidated financial statements.

DISC MEDICINE, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
1. Organization and Nature of the Business
Disc Medicine, Inc. (the “Company”) is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of novel treatments for patients suffering from serious hematologic disorders. The Company was incorporated in October 2017 under the laws of the State of Delaware. The Company's principal offices are in Watertown, Massachusetts.
Liquidity and Going Concern
The Company has incurred recurring losses and negative cash flows from operations since inception. As of September 30, 2022, the Company had an accumulated deficit of $101.0 million. The Company expects its operating losses and negative operating cash flows to continue into the foreseeable future. There can be no assurance that the Company will ever earn revenues or achieve profitability, or if achieved, that the revenues or profitability will be sustained on a continuing basis. In addition, the Company’s preclinical and clinical development activities, manufacturing and commercialization of the Company’s product candidates, if approved, will require significant additional financing.
As of the issuance date of these condensed consolidated financial statements, the Company expects that its existing cash and cash equivalents as of September 30, 2022 of $55.5 million, will not be sufficient to fund the Company’s operating expenses and capital expenditure requirements required to continue its development activities for at least twelve months from the date of issuance of these financial statements, and therefore there is substantial doubt regarding the Company’s ability to continue as a going concern. The Company plans to obtain additional funding through a proposed merger, described elsewhere in these condensed consolidated financial statements. The terms of any financing may adversely impact the holdings or the rights of the Company’s stockholders.
Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund operations, if at all. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate some or all of its research and development programs, which could adversely affect its business and the Company may be unable to continue operations.
Through September 30, 2022, the Company funded its operations primarily with proceeds from the sale of Series Seed convertible preferred stock (“Series Seed Preferred Stock”), Series A convertible preferred stock (“Series A Preferred Stock”) and Series B convertible preferred stock (“Series B Preferred Stock”), collectively referred to as “Preferred Stock.” The future viability of the Company is dependent on its ability to generate cash from operating activities or to raise additional capital to finance its operations.
Proposed Merger with Gemini
On August 9, 2022, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Gemini Therapeutics, Inc., a Delaware corporation (“Gemini”) and Gemstone Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gemini (“Merger Sub”). Pursuant to the Merger Agreement and subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and as a wholly owned subsidiary of Gemini (the “merger”). If the merger is completed, the business of the Company will continue as the business of the combined company. The merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.
The merger is expected to close in the fourth quarter of 2022 and is subject to approval by the stockholders of the Company and Gemini as well as other customary closing conditions, including the effectiveness of a registration statement filed with the SEC in connection with the transaction. If Gemini is unable to satisfy certain closing conditions or if other mutual closing conditions are not satisfied, the Company will not be obligated to complete the merger. The Merger Agreement contains certain termination rights of each of the Company and Gemini. Under certain circumstances, the Company could be required to pay Gemini a termination fee of $7.8 million and up to $0.8 million of Gemini’s expenses. Gemini could be required to pay the Company a termination fee of $3.0 million and up to $0.8 million the Company’s expenses.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger (the “Effective Time”), each then outstanding share of the Company’s common stock (including shares of common stock issued upon conversion of the Company’s preferred stock (see Note 8) and shares of the Company’s common stock issued in the Disc pre-closing financing defined below) will be converted into the right to receive a number of shares of Gemini’s common stock (subject to the payment of cash in lieu of fractional shares) calculated in accordance with the Merger Agreement (the “exchange ratio”). As a direct result of the reverse recapitalization, pursuant to the Roche Agreement (see Note 7), immediately following the Effective Date, the Company will issue shares of the combined company to Roche for no consideration (the “Roche Issuance”). The number of shares of common stock to be issued to Roche is estimated to be approximately 2.85% of the outstanding shares of common stock of the combined company as of the Effective Date.
In connection with the Merger Agreement, certain third parties have entered into a subscription agreement with the Company to purchase shares of the Company's common stock for an aggregate purchase price of approximately $53.5 million (the “Disc pre-closing financing”). The Disc pre-closing financing is contingent on and will occur prior to the closing of the merger, subject to customary closing conditions. Shares of the Company’s common stock issued pursuant to the Disc pre-closing financing will be converted into shares of Gemini common stock in accordance with the exchange ratio at the Effective Time.
At the Effective Time, each person who as of immediately prior to the Effective Time was a stockholder of record of Gemini or had the right to receive Gemini’s common stock will be entitled to receive a contractual contingent value right (“CVR”) issued by Gemini subject to and in accordance with the terms and conditions of a Contingent Value Rights Agreement between Gemini, the holder’s representative and the rights agent (the “CVR Agreement”), representing the contractual right to receive consideration from the post-closing combined company upon the receipt of certain proceeds from a disposition of Gemini’s pre-merger assets, calculated in accordance with the CVR Agreement.
The merger is expected to be treated as a reverse recapitalization in accordance with U.S. GAAP because on the effective date of the merger, the pre-combination assets of Gemini are expected to be primarily cash and cash equivalents and other non-operating assets. Disc concluded that any in-process research and development assets potentially remaining as of the combination would be de minimis when compared to the cash and cash equivalents obtained through the merger.
Although the Company intends to consummate the merger, there is no assurance that it will be successful. If, for any reason, the merger does not close, the Company may seek funding through an initial public offering, private equity financings, debt financing or collaboration agreements to fund its operations. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders. There is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company, if at all. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business.
2. Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The Company’s condensed consolidated financial statements are prepared in accordance with U.S. GAAP. Any reference in these notes to applicable guidance is meant to refer to the authoritative accounting principles generally accepted in the United States as found in the Accounting Standard Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).
The condensed consolidated financial statements include the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.
The Company’s significant accounting policies are disclosed in the audited consolidated financial statements for the years ended December 31, 2020 and 2021, included elsewhere in this proxy statement/prospectus. Since the date of those financial statements, there have been no changes to its significant accounting policies except as noted below.
Unaudited Interim Condensed Consolidated Financial Information
The accompanying condensed consolidated financial statements as of September 30, 2022 and for the nine months ended September 30, 2021 and 2022 are unaudited. The financial data and other information contained in the notes hereto as of September 30, 2022 and for the nine months ended September 30, 2021 and 2022 are also unaudited. The condensed consolidated balance sheet data as of December 31, 2021 was derived from the Company’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.
The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of September 30, 2022 and the results of its operations and cash flows for the nine months ended September 30, 2021 and 2022. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2021, and the notes thereto, included elsewhere in this proxy statement/prospectus.
The results for the nine months ended September 30, 2022 are not necessarily indicative of results to be expected for the year ended December 31, 2022, or any other interim periods, or any future year or period.
Use of Estimates
The preparation of the Company’s condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of expenses during the reporting period. Significant estimates and assumptions reflected in these condensed consolidated financial statements include, but are not limited to accrued research and development expenses; stock-based compensation expense; the fair value of the common stock; the fair value determinations for instruments accounted for at fair value including contingent amounts payable to third parties upon the consummation of specified transactions, including a Roche Qualified Transaction (see Note 7); the incremental borrowing rate for determining lease liabilities and right-of-use assets and income taxes. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it has concluded to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates as there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results may differ materially from those estimates or assumptions.
Restricted Cash
The Company maintained letters of credit for the benefit of its landlords related to its leased office space in Cambridge, Massachusetts and Watertown, Massachusetts. The Company was required to maintain separate cash balances to secure its letters of credit. Due to the lease termination of the office space in Cambridge, Massachusetts in September 2021, the related letter of credit was reclassified from non-current other assets to prepaid expenses and other current assets.
Deferred Transaction Costs
The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred transaction costs until such financings are consummated. After consummation of an equity financing, these costs are recorded as a reduction of the proceeds from the transaction, either as a reduction of the carrying value of the preferred stock or in stockholders’ deficit as a reduction of additional paid-in capital generated as a result of the transaction. Should the in-process equity financing be abandoned, the deferred transaction costs would be expensed immediately as a charge to operating expenses in the condensed consolidated statements of operations and comprehensive loss. During the six months ended June 30, 2022, the Company concluded not to proceed with its planned equity financing and expensed the previously capitalized related financing costs of $2.2 million to general and administrative expenses. As of September 30, 2022, the Company had capitalized deferred transaction costs of $1.1 million related to the merger.
Fair Value Measurements
The Company categorizes its assets and liabilities measured at fair value in accordance with the authoritative accounting guidance that establishes a consistent framework for measuring fair value and expands disclosures for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
•	Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable; and
•
Level 3—Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of the Company’s cash equivalents are determined according to the fair value hierarchy described above (see Note 3). The carrying values of the Company’s prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities.
Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.
ESTIMATED USEFUL LIFE
Computer equipment	3.0 years
Furniture and fixtures	3.0 years
Internally developed software	3.0 years
Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated in accordance with the above guidelines once placed into service. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in loss from operations. Expenditures for repairs and maintenance are expensed as incurred.
We capitalize internal costs incurred to develop software for internal use during the application development stage. Amortization of capitalized internally developed software costs is recorded in depreciation expense over the useful life of the related asset.
Research and Development Expenses
Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries and bonuses, stock-based compensation, employee benefits, facilities costs, depreciation, external costs of vendors engaged to conduct preclinical development activities and clinical trials, manufacturing expenses, as well as the costs of licensing technology.
Nonrefundable prepayments for goods or services that will be used or rendered for future research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed, or when it is no longer expected that the goods will be delivered or the services rendered.
If the Company acquires an asset or group of assets under an in-licensing arrangement that does not meet the definition of a business under ASC Topic 805, Business Combinations, and the acquired in-process research and development does not have an alternative future use, any related upfront license payment is expensed as incurred in accordance with guidance in ASC Topic 730, Research and Development. In general, contingent payments are recognized when it becomes probable the payment will be required. Any contingent payments that qualify as a derivative liability are recognized at fair value on the Company’s condensed consolidated balance sheets. Annual maintenance fees under license agreements are expensed in the period in which they are incurred. Contingent payments for assets acquired are expensed as incurred or capitalized and amortized based on the nature of the associated asset at the date the payment is recognized. Royalties owed on sales of the products licensed pursuant to license agreements are expensed in the period the related revenues are recognized.

The Company has entered into various research, development and manufacturing contracts with research institutions and other companies primarily in the United States, including contracts with third-party contract research organizations and contract development and manufacturing organizations. These agreements are generally cancelable, and related costs are recorded as research and development expenses as incurred. The Company records accrued liabilities for estimated ongoing research, development and manufacturing costs and prepaid expenses for payments made in advance of work performed. When billing terms under these contracts do not coincide with the timing of when the work is performed, the Company is required to make estimates of outstanding obligations to those third parties as of period end. Any accrual estimates are based on a number of factors, including the Company’s knowledge of the progress towards completion of the research, development and manufacturing activities, invoicing to date under the contracts, communication from the research institutions and other companies of any actual costs incurred during the period that have not yet been invoiced and the costs included in the contracts. Significant judgments and estimates are made in determining the accrued balances at the end of any reporting period. Actual results may differ from the estimates made by the Company.
Stock-Based Compensation
The Company utilizes significant estimates and assumptions in determining the fair value of its equity and equity-based awards. During the nine months ended September 30, 2022, the Company determined the fair value of shares of its common stock underlying stock-based awards granted using a hybrid approach. The hybrid approach is a scenario-based analysis where one or more of the scenarios allocate the equity value utilizing the option-pricing method (“OPM”). When using the hybrid approach, the Company estimates the probability-weighted value across multiple scenarios but applies the OPM to estimate the allocation of value within at least one of the scenarios. In addition to a scenario using the OPM, the hybrid method also considers a Qualified Public Offering scenario in which the shares of convertible preferred stock are assumed to convert to common stock. The future value of the common stock in the Qualified Public Offering scenario was discounted back to the valuation date at an appropriate risk adjusted discount rate. In the hybrid method, the present value indicated for each scenario was probability weighted to arrive at an indication of value for the Company’s common stock.
Comprehensive Loss
Comprehensive loss includes net loss, as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. The Company’s comprehensive loss was equal to net loss for the nine months ended September 30, 2021 and 2022.
Recently Adopted Accounting Pronouncements
There were no new accounting standards adopted by the Company in the nine months ended September 30, 2022.
Recently Issued Accounting Pronouncements Not Yet Adopted
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which has been subsequently amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11, ASU 2020-03, and ASU 2022-02 (“ASU 2016-13”). This standard requires that credit losses be recorded using an expected losses model rather than the incurred losses model that was previously used and establishes additional credit risk disclosures associated with financial assets. The amendments in this standard should be applied on a modified retrospective basis to all periods presented. For public business entities that meet the definition of a U.S. Securities and Exchange Commission (“SEC”) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, the standard is effective for fiscal calendar years beginning January 1, 2020, including interim periods within those fiscal years. For all other entities, the standard is effective for fiscal calendar years beginning January 1, 2023. Early adoption is permitted. The Company expects to inherit EGC status from Gemini upon the closing of the merger and this status allows the Company to adopt this standard for the fiscal calendar year beginning January 1, 2023. The Company does not expect that this standard will have a material impact on its condensed consolidated financial statements and disclosures.
3. Fair Value Measurements
The following tables present information about the Company’s assets and liabilities that are regularly measured and carried at fair value on a recurring basis and indicate the level within the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value, which is described further within Note 2.

Financial assets and liabilities measured at fair value on a recurring basis are summarized as follows (in thousands):
	DECEMBER 31, 2021
	Level 1	Level 2	Level 3
Assets
Money market funds in cash and cash equivalents	$86,119	$—	$—
Total	$86,119	$—	$—
Liabilities
Derivative liability	$—	$—	$6,450
Total	$—	$—	$6,450
	SEPTEMBER 30, 2022
	Level 1	Level 2	Level 3
Assets
Money market funds in cash and cash equivalents	$25,453	$—	$—
Total	$25,453	$—	$—
Liabilities
Derivative liability	$—	$—	$9,900
Total	$—	$—	$9,900
The fair value of the Company’s cash equivalents, consisting of money market funds, is based on quoted market prices in active markets with no valuation adjustment. There have been no impairments of the Company’s assets measured and carried at fair value during the nine months ended September 30, 2021 and 2022. In addition, there were no changes in valuation techniques or transfers between Level 1 and Level 2 financial assets during the nine months ended September 30, 2021 and 2022. The Company did not have any non-recurring fair value measurements on any assets or liabilities during the nine months ended September 30, 2021 and 2022.
In May 2021, the Company entered into a license agreement (the “Roche Agreement”) with F. Hoffmann-La Roche Ltd. and Hoffmann-La Roche Inc. (together, “Roche”) pursuant to which Roche granted the Company an exclusive and sublicensable worldwide license under certain patent rights and know-how to develop, manufacture and commercialize certain compounds (the “Compounds”) as further described in Note 7. The Company recognized a liability in connection with the Roche Agreement which includes an obligation to issue a variable number of shares of the Company's common stock to Roche for no additional consideration upon the Company’s completion of an initial public offering or certain merger transactions, a “Roche Qualified Transaction”. The number of shares of common stock to be issued to Roche is estimated to be approximately 2.85% of the outstanding shares of common stock of the Company as of immediately after the completion of a Roche Qualified Transaction. The Company has determined that the obligation to issue common stock upon completion of a Roche Qualified Transaction represents a liability classified financial instrument. The liability is measured at fair value as of each reporting date and the change in the fair value for the period is recorded in the condensed consolidated statements of operations in the change in fair value of derivative liability. The fair value measurement of the derivative liability is classified as Level 3 under the fair value hierarchy as it has been valued using certain unobservable inputs. These inputs include: (1) the Company’s estimated shares outstanding and fair value per share upon completion of a Roche Qualified Transaction and (2) the probability of the Company completing a Roche Qualified Transaction. The probability of the Company completing a Roche Qualified Transaction was low double-digits upon the execution of the Roche Agreement, adjusted periodically based on the Company’s progress towards a Roche Qualified Transaction. Significant increases or decreases in any of those inputs could result in a significantly lower or higher fair value measurement.

The following table provides a summary of changes in fair value of the Level 3 liabilities related to the Roche Agreement (in thousands):
LEVEL 3 ROLLFORWARD
Balance at December 31, 2021	$6,450
Change in fair value of derivative liability	3,450
Balance at September 30, 2022	$9,900
4. Cash, Cash Equivalents and Restricted Cash
Cash, cash equivalents and restricted cash consisted of the following (in thousands):
	DECEMBER 31, 2021	SEPTEMBER 30, 2022
Cash and cash equivalents	$88,036	$55,473
Restricted cash	177	177
Total cash, cash equivalents and restricted cash as shown on the condensed consolidated statements of cash flows	$88,213	$55,650
5. Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):
	DECEMBER 31, 2021	SEPTEMBER 30, 2022
Furniture and fixtures	$93	$143
Computer equipment	69	106
Internally developed software	—	52
Less: Accumulated depreciation	(56)	(120)
Property and equipment, net	$106	$181
6. Accrued Expenses
Accrued expenses consisted of the following (in thousands):
	DECEMBER 31, 2021	SEPTEMBER 30, 2022
Accrued employee-related expenses	$1,177	$1,670
Accrued research and development	2,297	1,620
Accrued professional fees	601	364
Accrued other	21	20
Total accrued expenses	$4,096	$3,674
7. Development and License Agreements
License Agreement and Master Service Agreement with Aurigene Discoveries Technology Limited (“Aurigene”)
In February 2018, the Company entered into a license agreement with Aurigene, pursuant to which Aurigene granted the Company an exclusive worldwide license, with the right to grant sublicenses, to certain Aurigene intellectual property. Concurrent with the execution of the Aurigene license agreement, the parties entered into a master services agreement, which provides for Aurigene to provide future development services to the Company on a full-time equivalent cost basis and consumable costs incurred basis.
Pursuant to the license agreement, the Company agreed to pay an upfront fee of $0.1 million and annual maintenance fees up to $0.2 million for the licensed intellectual property. The Company may also be obligated to make future milestone payments of up to $7.1 million for the first licensed product based on the achievement of certain development and regulatory milestones. The term of the license agreement expires on a licensed product-by-licensed product and country-by-country basis on the expiration of the last-to-expire valid claim under the licensed intellectual property rights in such country. The Company can terminate the agreement, for convenience, with 90 days’ notice to Aurigene. The agreement can also be terminated by either party due to insolvency or by Aurigene due to a material breach after a specified cure period.
During the nine months ended September 30, 2021 and 2022, the Company recorded research and development expense of $1.4 million and $0.6 million, respectively, related to its arrangements with Aurigene.
License and Stock Purchase Agreement with AbbVie Deutschland GmbH & Co. KG (“AbbVie”)
In September 2019, the Company entered into an agreement with AbbVie, pursuant to which AbbVie granted the Company an exclusive license, with the right to grant sublicenses, to certain AbbVie intellectual property.
Under this agreement, the Company paid a non-refundable, non-creditable upfront fee of $0.6 million. The Company is also obligated to make future payments upon the achievement of certain development, commercialization and sales-based milestones up to $18.0 million, $45.0 million and $87.5 million, respectively on a licensed product-by-licensed product basis. In addition, the Company is also obligated to pay royalties based on net sales of the licensed products on a licensed product-by-licensed product and country-by-country basis. As of September 30, 2022, none of the milestones had been achieved.
The Company’s royalty obligation expires on a licensed product-by-licensed product and country-by-country basis upon the expiration of the last-to-expire valid claim under the licensed intellectual property rights in such country. Unless terminated earlier, the agreement expires upon the expiration of the Company’s royalty obligation for all licensed products. AbbVie can terminate the agreement if the Company fails to make any payments within a specified period after receiving written notice of such failure, or in the event of a material breach by the Company and failure to cure such breach within a certain period of time.
As part of the arrangement, the Company entered into a stock purchase agreement with AbbVie, pursuant to which the Company agreed to issue 4,336,841 shares of the Company’s common stock to AbbVie. All of the shares vested and all related expense was recognized prior to December 31, 2020.
License Agreement with Roche
In connection with the Roche Agreement, the Company paid Roche an upfront, non-refundable exclusivity payment of $0.5 million in March 2021. Upon execution of the Roche Agreement in May 2021, the Company paid Roche an additional upfront, non-refundable payment of $4.0 million.
The Company is obligated to make contingent payments to Roche totaling up to $205.0 million upon achievement of certain development, regulatory and commercial milestones. Roche is also eligible to receive tiered royalties on net sales of commercialized products, at rates ranging from high single-digits to high teens.
In addition, the Company is obligated to issue shares of the Company to Roche in connection with the completion of a Roche Qualified Transaction as defined by the Roche Agreement. The number of shares of common stock to be issued to Roche is estimated to be approximately 2.85% of the outstanding shares of common stock of the Company as of immediately after the completion of a Roche Qualified Transaction, including the exercise by the underwriters thereof of any overallotment option. The Company has determined that the obligation to issue common stock upon completion of a Roche Qualified Transaction represents a liability classified financial instrument. The resulting liability is initially recorded at fair value in research and development expense, with gains and losses arising from changes in fair value recognized in other income (expense), net in the condensed consolidated statement of operations and comprehensive loss during each period while the instrument is outstanding.
In the event that certain partnership or change of control arrangements occur prior to a Roche Qualified Transaction, the Company will pay Roche an upfront royalty based on a percentage of the net proceeds from the arrangement attributable to the Compounds ranging from low to mid- teens.
During the nine months ended September 30, 2021, the Company recorded research and development expense of $5.9 million related to the Roche Agreement, comprised of the upfront payment of $4.5 million and the initial fair value of the derivative liability of $1.4 million. During the nine months ended September 30, 2021 and 2022, the Company recorded expense of $3.6 million and $3.5 million, respectively, within other income (expense), net, related to the change in fair value of the derivative liability.

8. Convertible Preferred Stock
The Preferred Stock authorized, issued and outstanding as of December 31, 2021 and September 30, 2022 consisted of the following (in thousands, except share amounts):
	PREFERRED STOCK AUTHORIZED	PREFERRED STOCK ISSUED AND OUTSTANDING	CARRYING VALUE	LIQUIDATION VALUE	COMMON STOCK ISSUABLE UPON CONVERSION
Series Seed	5,000,000	5,000,000	$2,350	$5,000	5,000,000
Series A	41,666,666	41,666,666	49,762	50,000	41,666,666
Series B	37,499,999	37,499,999	89,744	90,000	37,499,999
Total	84,166,665	84,166,665	$141,856	$145,000	84,166,665
The Preferred Stock have the following rights and preferences:
Dividends
The holders of the Preferred Stock are entitled to receive noncumulative dividends when and if declared by the Board at the rate per annum of eight percent (8%) of the applicable Original Issue Price, which is $1.00 per share for the Series Seed Preferred Stock, $1.20 per share for the Series A Preferred Stock, and $2.40 per share for the Series B Preferred Stock. Preferred Stock dividends will be paid in preference and in priority to any dividends on common stock. If the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of the Preferred Stock will be based on the number of common shares the Preferred Stock would convert into. There have been no dividends declared by the Board through September 30, 2022.
Liquidation Preference
In the event of any liquidation, dissolution, or winding up of the Company (“Liquidation Event”), the holders of Series A and Series B Preferred Stock are entitled to receive prior and in preference to the holders of common stock and Series Seed Preferred Stock, an amount equal to an amount per share of Series A and Series B Preferred Stock equal to the Original Issue Price plus all declared and unpaid dividends on the Series A and Series B Preferred Stock. If the assets and funds available to be distributed to all holders of Series A and Series B Preferred Stock are insufficient to permit the payment, in full, of any of the liquidation preferences, then the entire assets and funds legally available for distribution to the Series A and Series B Preferred Stock shall be distributed ratably among the holders of Series A and Series B Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.
After the payment of the full liquidation preference of the Series A and Series B Preferred Stock as set forth above, the holders of shares of Series Seed Preferred Stock are entitled to receive an amount per share of Series Seed Preferred Stock equal to the Original Issue Price plus all declared and unpaid dividends on the Series Seed Preferred Stock. If the assets and funds available to be distributed to all holders of Series Seed Preferred Stock are insufficient to permit the payment, in full, of any of the liquidation preferences, then the entire assets and funds legally available for distribution to the Series Seed Preferred Stock shall be distributed ratably among the holders of Series Seed Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled or when the remaining capital is distributed.
After the payment of all preferential amounts related to the holders of Preferred Stock, the remaining assets of the Company will be distributed pro rata to the holders of the Preferred Stock and common stock as if the Preferred Stock had converted at the time of the Liquidation Event. Preferential amounts to the holders of Preferred Stock are capped at 2.5 times the applicable Original Issue Price per share plus any dividends declared but unpaid or the amount such holder would have received if all shares had been converted to common stock immediately prior to the Liquidation Event.
Conversion
As of September 30, 2022, the shares of Preferred Stock are convertible into equal shares of common stock (a) at any time upon the written consent of the holders of a majority of the outstanding shares of the Preferred Stock and at least one holder of Series B Preferred Stock that owns at least 4,166,666 shares of Series B Preferred Stock and that did not purchase any shares of Series A Preferred Stock as part of the Series A Agreement or (b) immediately upon the closing of a Qualified Public Offering. As of September 30, 2022, the conversion ratio for the shares of Preferred Stock is 1:1, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization.
Voting Rights
The Preferred Stock vote together with the common stock on an as-converted basis, and not as a separate class, except for matters as defined by the Certificate of Incorporation which require the written consent or affirmative votes of the holders of a majority of the outstanding shares of the Preferred Stock and at least one holder of Series B Preferred Stock that owns at least 4,166,666 shares of Series B Preferred Stock and that did not purchase any shares of Series A Preferred Stock as part of the Series A Agreement. For any transactions that affect the priority of the Series A or Series B Preferred Stock, a majority of Series A or Series B Preferred Stock is required, respectively.
Redemption
The Preferred Stock is not redeemable at the option of the holders thereof. However, the Preferred Stock is redeemable upon the occurrence of certain contingent events, unless otherwise determined by the holders.
As it relates to the redemption upon the occurrence of a contingent event, the Company evaluated the Preferred Stock in accordance with the guidance in ASC 480 and determined that the redemption upon the occurrence of a contingent event is not solely within the Company’s control and accordingly classified the Preferred Stock in temporary equity. The Preferred Stock is not currently redeemable, nor is it currently probable that the instruments will become redeemable, and therefore the instruments are not being accreted to redemption value.
9. Common Stock
As of September 30, 2022, the authorized capital stock of the Company included 109,395,840 shares of common stock, $0.0001 par value per share. The voting, dividend and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth above. Each share of common stock entitles the holder to one vote, together with the holders of the Preferred Stock, on all matters submitted to the stockholders for a vote.
The Company has reserved the following shares of common stock for potential conversion of outstanding Preferred Stock and exercise of stock options:
	DECEMBER 31, 2021	SEPTEMBER 30, 2022
Series Seed convertible preferred stock	5,000,000	5,000,000
Series A convertible preferred stock	41,666,666	41,666,666
Series B convertible preferred stock	37,499,999	37,499,999
Stock options	13,289,901	14,661,655
Total	97,456,566	98,828,320
10. Stock-Based Compensation
2017 Stock Option and Grant Plan
The number of shares of common stock reserved for issuance increased by 1,287,009 in the third quarter of 2022 to 17,503,334 as of September 30, 2022. Awards available for grant were 2,261,827 and 1,597,161 at December 31, 2021 and September 30, 2022, respectively.

Stock Options
The following table summarizes stock option activity for the nine months ended September 30, 2022.
	NUMBER OF OPTIONS	WEIGHTED- AVERAGE EXERCISE PRICE	WEIGHTED- AVERAGE REMAINING CONTRACTUAL TERM (IN YEARS)	AGGREGATE INTRINSIC VALUE (IN THOUSANDS)
Outstanding at December 31, 2021	13,289,901	$0.60	8.98	$13,027
Granted	2,209,349	$1.47
Exercised	(444,921)	$0.37
Forfeited	(392,674)	$0.93
Outstanding at September 30, 2022	14,661,655	$0.73	8.42	$21,424
Exercisable at September 30, 2022	5,282,179	$0.38	7.89	$9,552
The aggregate intrinsic value of options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for those stock options that had exercise prices lower than the fair value of the common stock as of the end of the period. The aggregate intrinsic value of stock options exercised during nine months ended September 30, 2022 was $0.6 million.
The weighted-average assumptions used to estimate the fair value of stock options granted were as follows:
	NINE MONTHS ENDED SEPTEMBER 30,
	2021	2022
Risk-free interest rate	0.91%	2.24%
Expected term (in years)	6.00	6.00
Expected volatility	63%	55%
Expected dividend yield	0%	0%
Fair value per share of common stock	$0.95	$1.47
The weighted-average grant date fair value of options granted in the nine months ended September 30, 2021 and 2022 was $0.55 and $0.79 per share, respectively.
The total fair value of options vested during the nine months ended September 30, 2022 was $0.8 million.
Shares of Restricted Common Stock
A summary of restricted common stock activity is as follows:
	NINE MONTHS ENDED SEPTEMBER 30,
	2021	2022
Unvested at the beginning of the period	227,581	92,774
Vested	(107,885)	(62,511)
Unvested at the end of the period	119,696	30,263
As of September 30, 2022, the unrecognized stock-based compensation expense related to restricted common stock is expected to be recognized over a weighted-average period of 0.44 years.

Stock-Based Compensation Expense
Total stock-based compensation expense recorded as research and development and general and administrative expenses, respectively, for employees, directors and non-employees is as follows (in thousands):
	NINE MONTHS ENDED SEPTEMBER 30,
	2021	2022
Research and development	$102	$422
General and administrative	135	674
Total stock-based compensation expense	$237	$1,096
As of September 30, 2022, the total unrecognized stock-based compensation expense related to outstanding options was $4.2 million and is expected to be recognized over a weighted-average period of 2.64 years.
11. Income Taxes
The Company did not record a provision or benefit for income taxes during the nine months ended September 30, 2021 and 2022. The Company continues to maintain a full valuation allowance against all of its deferred tax assets.
The Company has evaluated the positive and negative evidence involving its ability to realize its deferred tax assets and has considered its history of cumulative net losses incurred since inception and its lack of any commercially ready products. The Company has concluded that it is more likely than not that it will not realize the benefits of its deferred tax assets. The Company reevaluates the positive and negative evidence at each reporting period.
12. Net Loss Per Share
The Company excluded the following from the computation of diluted net loss per share attributable to common stockholders because including them would have had an anti-dilutive effect:
	SEPTEMBER 30,
	2021	2022
Series Seed convertible preferred stock	5,000,000	5,000,000
Series A convertible preferred stock	41,666,666	41,666,666
Series B convertible preferred stock	37,499,999	37,499,999
Unvested restricted common stock	119,696	30,263
Options to purchase common stock	12,899,387	14,661,655
13. Commitments and Contingencies
Indemnification Agreements
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to its vendors, lessors, contract research organizations, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its Board that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. The Company has not incurred any material costs as a result of such indemnifications and is not currently aware of any indemnification claims.
Legal Proceedings
The Company, from time to time, may be party to litigation arising in the ordinary course of business. The Company was not subject to any material legal proceedings during the nine months ended September 30, 2021 and 2022 and, to the best of its knowledge, no material legal proceedings are currently pending or threatened.

Payments Upon Termination
The Company has entered into agreements with certain vendors for the provision of services that the Company is not contractually able to terminate for convenience and avoid any and all future obligations to the vendors. Under such agreements, the Company is contractually obligated to make certain minimum payments to the vendors, with the exact amounts in the event of termination to be based on the timing of the termination and the exact terms of the agreement.
14. Subsequent Events
The Company has completed an evaluation of all subsequent events after the unaudited condensed consolidated balance sheet date of September 30, 2022 through November 23, 2022, the date these condensed consolidated financial statements were issued, to ensure that these condensed consolidated financial statements include appropriate disclosure of events both recognized in the condensed consolidated financial statements as of September 30, 2022, and events which occurred subsequently but were not recognized in the condensed consolidated financial statements. Non-recognizable subsequent events through November 23, 2022 are summarized below.
In October 2022, the Company entered into an addendum to the License Agreement with Roche to extend the terms of the settlement of the Company’s obligation to issue common stock to Roche in connection with the completion of a Roche Qualified Transaction. The terms were extended until December 31, 2022.

Annex A
EXECUTION COPY
AGREEMENT AND PLAN OF MERGER
AND REORGANIZATION
among:
GEMINI THERAPEUTICS, INC.;

GEMSTONE MERGER SUB, INC.; and

DISC MEDICINE, INC.

Dated as of August 9, 2022

A-i

A-ii

Exhibits:
A-iii

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of August 9, 2022, by and among GEMINI THERAPEUTICS, INC., a Delaware corporation (“Gem”), GEMSTONE MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Gem (“Merger Sub”), and DISC MEDICINE, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 1.
RECITALS
A. Gem and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Gem.
B. The Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that this constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).
C. The Gem Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Gem and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Gem Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Gem vote to approve this Agreement and thereby approve the Contemplated Transactions, including the issuance of shares of Gem Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, (iv) determined that an amendment to Gem’s certificate of incorporation to effect the Nasdaq Reverse Split is advisable and in the best interests of Gem and its stockholders and (v) determined to recommend that the stockholders of Gem vote to approve an amendment to Gem’s certificate of incorporation to effect the Nasdaq Reverse Split and to make the other amendments provided in Section 2.4(c).
D. The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub votes to adopt this Agreement and approve the Contemplated Transactions.
E. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and approve the Contemplated Transactions.
F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, (i) the stockholders of Gem specified on Schedule F-1 of the Gem Disclosure Schedules are executing support agreements in favor of the Company, in substantially the form attached hereto as Exhibit A (each, a “Gem Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Gem in favor of the adoption and approval of this Agreement and approve the Contemplated Transactions and the Nasdaq Reverse Split and against any competing proposals, and (ii) the stockholders of Gem specified on Schedule F-2 of the Gem Disclosure Schedule are executing lock-up agreements in substantially the form attached hereto as Exhibit C (collectively, the “Gem Lock-Up Agreements”).
G. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Gem’s willingness to enter into this Agreement, (i) the officers, directors and 5% or greater stockholders (together with their Affiliates) of the Company listed on Section A of the Company Disclosure Schedule (solely in their capacity as stockholders of the Company) are concurrently executing support agreements in favor of Gem in substantially the form attached hereto as Exhibit B (each, a “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock in favor of the adoption and approval of this Agreement and approve the Contemplated Transactions and against any competing proposals, and (ii) the officers, directors and stockholders of the Company listed on Section B of the Company Disclosure Schedule are executing lock-up agreements in substantially the form attached hereto as Exhibit C (collectively, the “Company Lock-Up Agreements”).
J. It is contemplated by this Agreement that, within two (2) Business Days after the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Company’s certificate of incorporation and bylaws will execute and deliver an action by written consent adopting this Agreement, in form and substance reasonably acceptable to Gem, in order to obtain the Required Company Stockholder Vote (each, a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”).
K. Prior to the Effective Time, Gem shall enter into a contingent value rights agreement substantially in the form attached hereto as Exhibit E (subject to changes to reflect the reasonable requests of the other parties thereto) (the “CVR Agreement”) with an institution appointed by the parties thereto to act as Rights Agent and a person or entity which will act as the Holders’ Representative (as such terms are defined in the CVR Agreement), pursuant to which Gem shall grant each holder of Gem Common Stock as of a record date prior to the Effective Time Contingent Value Rights (as defined in the CVR Agreement) in respect of certain potential future payments.
L. Immediately prior to the execution and delivery of this Agreement, and as a condition of the willingness of Gem to enter into this Agreement, certain investors have executed the Subscription Agreement, in the form attached hereto as Exhibit D, with the Company, pursuant to which such investors have agreed to purchase certain shares of Company Capital Stock prior to the Closing in connection with the Company Pre-Closing Financing.
AGREEMENT
The Parties, intending to be legally bound, agree as follows:
Section 1. Definitions and Interpretative Provisions.
1.1 Definitions.
a) For purposes of the Agreement (including this Section 1):
“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no hire provisions. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with Gem relating to a potential Acquisition Proposal on terms that are not materially less restrictive than the Confidentiality Agreement with respect to the scope of coverage and restrictions on disclosure and use shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.
“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Gem, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal.
“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Gem or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.
“Acquisition Transaction” means any transaction or series of related transactions involving:
(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent Entity, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries;
(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole; or
(c) effect or become party to or adopt a plan of liquidation or dissolution with respect to any Party or any of its Subsidiaries.
“Affiliate” shall have the meaning given to such term in Rule 145 under the Securities Act.
“Affordable Care Act” means the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act.
“Allocation Certificate” shall have the meaning set forth in Section 6.16.
“Asset Disposition Proceeds” means the proceeds, in whatever form or amount, received by Gem prior to the Effective Time in respect of any sale, transfer, license, assignment or other transaction with respect to any of Gem’s tangible or intangible assets.
“Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Associate” means any current or former employee, independent contractor, officer or director of the Company or any of its Subsidiaries.
“Company Board” means the board of directors of the Company.
“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.
“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 3.6(a) and 3.6(d).
“Company Common Stock” means the common stock, $0.0001 par value per share, of the Company.
“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a party, (b) by which the Company or any of its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.
“Company Employee Plan” means any Employee Plan that the Company or any of its Subsidiaries sponsors, contributes to, or provides benefits under or through, or has any obligation to contribute to or provide benefits under or through, or if such plan provides benefits to or otherwise covers any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries (or their spouses, dependents, or beneficiaries) or with respect to which the Company or any of its Subsidiaries has or may have any liability (contingent or otherwise, including by reason of being an ERISA Affiliate).
“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 3.1, 3.2, 3.3, 3.4, 3.5(a)(i), 3.6(a) and 3.20.
“Company IP Rights” means all Intellectual Property owned, licensed, or controlled by the Company or any of its Subsidiaries that is necessary for or used in the operation of the business of the Company or any of its Subsidiaries as presently conducted.
“Company IP Rights Agreement” means any instrument, Contract or agreement governing, related to or pertaining to any Company IP Rights.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) the announcement of the Agreement or the pendency of the Contemplated Transactions, (b) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of the Agreement, (c) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world or any governmental or other response or reaction to any of the foregoing, (d) any change in GAAP or applicable Law or the interpretation thereof, or (e) general economic or political conditions or conditions generally affecting the industries in which the Company and its Subsidiaries operate; except in each case with respect to clauses (c), (d) and (e), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.
“Company Options” means options or other rights to purchase shares of Company Capital Stock issued by the Company.
“Company Pre-Closing Financing” means an acquisition of Company Common Stock to be consummated prior to the Closing pursuant to the Subscription Agreement with aggregate gross cash proceeds to the Company not to exceed $53,500,000 (not including any conversion of promissory notes (which promissory notes were outstanding as of the date of this Agreement) in connection therewith).
“Company Registered IP” means all Company IP Rights that are owned or exclusively licensed by the Company that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and any application or registration for any of the foregoing.
“Company Stockholder Support Agreements” shall have the meaning set forth in the recitals.
“Company Stockholder Written Consent” shall have the meaning set forth in the recitals.
“Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board or any committee thereof shall have made a Company Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal or (b) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4).
“Company Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of the Company for the three- month period ended March 31, 2022 provided to Gem prior to the date of this Agreement.
“Confidentiality Agreement” means the Mutual Non-Disclosure Agreement, dated as of January 31, 2022, between the Company and Gem.
“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Contemplated Transactions” means the Merger and the other transactions contemplated by this Agreement.
“Contract” means any agreement, contract, instrument, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected, whether written or oral.
“CVR Expenditure Amount” means an amount in dollars, equal to $250,000, to be deducted from the definition of Gem Net Cash and used by Gem solely to fund its activities pursuant to the CVR Agreement,

including to maintain the viability of, and potentially sell, assign, license, or otherwise dispose of, in one or more transactions some or all of any non-cash assets of Gem that remain in possession or control of Gem as of the Closing.
“DGCL” means the General Corporation Law of the State of Delaware.
“Effect” means any effect, change, event, circumstance, or development.
“Employee Plan” means (A) an “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA; (B) stock option plans, stock purchase plans, equity-based plans, retention plans, profit sharing plans, bonus (including any annual bonus and retention bonus) or incentive plans, programs or arrangements, deferred compensation arrangements or agreements, employment or severance pay plans, programs or arrangements, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements, not described in (A) above; and (C) plans or arrangements providing compensation to employee and non-employee directors.
“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.
“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means, with respect to any Entity, any other entity, trade or business that is, or at any applicable time was, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes such Entity.
“Equity Plan Amendments” means (a) an amendment to the Gem 2021 Stock Option and Incentive Plan to provide for such number of shares of common stock of Gem equal to nine and a half percent (9.5%) on a fully diluted basis to be available for grant or issuance thereunder, as calculated to be as of immediately following the Closing, and (b) an amendment to the Gem ESPP to provide for such number of shares of common stock of Gem equal to one percent (1%) on a fully diluted basis to be available for purchase thereunder, as calculated to be as of immediately following the Closing.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Ratio” means, subject to Section 2.5(f), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, in which:
•	“Aggregate Valuation” means the sum of (i) the Company Valuation, plus (ii) the Gem Valuation.

•	“Company Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (i) the Company Valuation by (ii) the Aggregate Valuation.
•	“Company Merger Shares” means the product (rounded down to the nearest whole share) determined by multiplying (i) the Post-Closing Gem Shares by (ii) the Company Allocation Percentage.
•
“Company Outstanding Shares” means, subject to Section 2.5(f), the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Company Common Stock basis assuming, without limitation or duplication, (i) the exercise in full of all Company Options outstanding as of immediately prior to the Effective Time that are not cancelled at the Effective Time pursuant to Section 6.5(a) (and excluding any unvested Company Options that are forfeited at the Effective Time), (ii) the conversion of all shares of Company Preferred Stock into Company Common Stock, and (iii) the issuance of shares of Company Capital Stock in respect of all other outstanding options, warrants, restricted stock units, stock appreciation rights or rights to receive such shares, whether conditional or unconditional and including any outstanding options or rights triggered by or associated with the consummation of the Merger. Company Outstanding Shares shall include all shares of the Company issued in connection with the Company Pre-Closing Financing prior to the Effective Time and exclude any shares to be issued by the Company or Gem following the Effective Time and not in connection with the Merger or the Contemplated Transactions.

•
“Company Valuation” means (i) $260,000,000 plus (ii) the amount of net proceeds actually received by the Company (less any fees, costs and expenses incurred or payable by the Company in connection therewith) in connection with the Company Pre-Closing Financing prior to the Effective Time as set forth in the Allocation Certificate (provided that the gross proceeds of such Company Pre-Closing Financing on which such net proceeds are calculated shall not exceed $53,500,000).

•	“Gem Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (i) the Gem Valuation by (ii) the Aggregate Valuation.
•
“Gem Outstanding Shares” means, subject to Section 2.5(f) (including, without limitation, the effects of the Nasdaq Reverse Split), the total number of shares of Gem Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis, but assuming, without limitation or duplication, (i) the exercise in full of all Gem Options outstanding as of immediately prior to the Effective Time with a per share exercise price that is less than or equal to $4.50 (as adjusted for the Nasdaq Reverse Split), and (ii) the issuance of shares of Gem Common Stock in respect of all other outstanding options (not including Gem Options excluded by clause (i) above), warrants, restricted stock units, restricted stock awards or rights to receive such shares, whether conditional or unconditional and including any outstanding options (other than Gem Options excluded by clause (i) above) or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Gem Common Stock reserved for issuance other than with respect to outstanding Gem Options, restricted stock units, restricted stock awards or rights to receive such shares under the Gem Stock Plans or Gem ESPP as of immediately prior to the Effective Time).

•	“Gem Valuation” means $100,000,000 minus the Lower Gem Net Cash Amount (if any), plus the Higher Gem Net Cash Amount (if any), and plus the value of any Asset Disposition Proceeds.
•	“Higher Gem Net Cash Amount” means if the Final Net Cash is more than $96,600,000, then the amount by which the Final Net Cash is more than $96,600,000.
•	“Lower Gem Net Cash Amount” means if the Final Net Cash is less than $87,400,000, then the amount by which Final Net Cash is less than $87,400,000.
•	“Post-Closing Gem Shares” mean the quotient determined by dividing (i) the Gem Outstanding Shares by (ii) the Gem Allocation Percentage.
Set forth on Annex A is an illustrative example of Exchange Ratio calculations.

“Gem Associate” means any current or former employee, independent contractor, officer or director of Gem or any of its Subsidiaries.
“Gem Board” means the board of directors of Gem.
“Gem Capitalization Representations” means the representations and warranties of Gem and Merger Sub set forth in Sections 4.6(a) and 4.6(d).
“Gem Common Stock” means the common stock, $0.0001 par value per share, of Gem.
“Gem Contract” means any Contract: (a) to which Gem is a party, (b) by which Gem is or may become bound or under which Gem has, or may become subject to, any obligation or (c) under which Gem has or may acquire any right or interest.
“Gem Effective Date” means February 5, 2021.
“Gem Employee Plan” means any Employee Plan that Gem or any of its Subsidiaries sponsors, contributes to, or provides benefits under or through, or has any obligation to contribute to or provide benefits under or through, or if such plan provides benefits to or otherwise covers any current or former employee, officer, director or other service provider of Gem or any of its Subsidiaries (or their spouses, dependents, or beneficiaries) or with respect to which Gem or any of its Subsidiaries has or may have any liability (contingent or otherwise, including by reason of being an ERISA Affiliate).
“Gem Fundamental Representations” means the representations and warranties of Gem and Merger Sub set forth in Sections 4.1(a), 4.1(b), 4.2, 4.3, 4.4 and 4.21.
“Gem IP Rights” means all Intellectual Property owned, licensed or controlled by Gem that is necessary for or used in the operation of the business of Gem as presently conducted.
“Gem IP Rights Agreement” means any instrument, Contract or agreement governing, related or pertaining to any Gem IP Rights.
“Gem Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Gem Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Gem; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Gem Material Adverse Effect: (a) the announcement of the Agreement or the pendency of the Contemplated Transactions, (b) any change in the stock price or trading volume of Gem Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Gem Common Stock may be taken into account in determining whether a Gem Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (c) the taking of any action, or the failure to take any action, by Gem that is required to comply with the terms of the Agreement or the taking of any action expressly permitted by Section 5.1(b) of the Gem Disclosure Schedule, (d) any natural disaster or epidemics, pandemics or other force majeure events, or any act or threat of terrorism or war, any armed hostilities or terrorist activities (including any escalation or general worsening of any of the foregoing) anywhere in the world, or any governmental or other response or reaction to any of the foregoing, (e) any change in GAAP or applicable Law or the interpretation thereof or (f) general economic or political conditions or conditions generally affecting the industries in which Gem operates; except, in each case with respect to clauses (d), (e) and (f), to the extent disproportionately affecting Gem relative to other similarly situated companies in the industries in which Gem operates.
“Gem Net Cash” means, as of any applicable time of determination and without duplication, (A) the sum of (1) the cash, cash equivalents, restricted cash and marketable securities of such person and its Subsidiaries and (2) accounts receivable (including any Tax refund claims pending as of the date of this Agreement), deposits and interest, minus (B) the sum of (1) any unpaid Transaction Expenses of Gem or its Subsidiaries, (2) unpaid indebtedness for borrowed money of Gem and its Subsidiaries, (3) any accounts payable and accrued expenses (other than accrued expenses which are Transaction Expenses of Gem), including any such accounts payable or accrued expenses associated with the termination of any Gem Contracts which were in effect prior to the Effective Time (even if the applicable expenses are due and payable after the Effective Time), (4) any unpaid employer portion of payroll or employment Taxes incurred in connection with the grant, exercise, conversion, settlement or cancellation of any RSUs, options, equity compensation and other change in control or severance payments (including any bonuses payable) or any CVRs issued to holders of RSUs or options or otherwise as compensation (either incurred prior to or at the time of the Merger, and for the avoidance of doubt, not calculated as of the close of business on the Business Day prior to the Closing Date)), in each case with respect to this clause (4), incurred in connection with the Merger by Gem at or prior to the Effective Time (even if payable after the Effective Time), (5) any pre-payment, termination, “end of term” or similar fee or charge payable to any lender in connection with the repayment of indebtedness by Gem at or prior to the Effective Time, (6) contractual commitments for future payments by Gem or its Affiliates due prior to the one-year anniversary of the Closing Date; and (7) the CVR Expenditure Amount. Each component of Gem Net Cash, to the extent applicable, shall be determined in accordance with GAAP, applied on a basis consistent with the application of GAAP in the preparation of Gem’s most recent audited or reviewed financial statements. A sample calculation of Gem Net Cash and its components is set forth in Annex B for illustrative purposes only.
“Gem Options” means options or other rights to purchase shares of Gem Common Stock issued by Gem, other than options or other rights to purchase shares of Gem Common Stock under the Gem ESPP.
“Gem Registered IP” means all Gem IP Rights that are owned or exclusively licensed by Gem that are registered, filed or issued under the authority of, with or by any Governmental Authority, including all patents, registered copyrights and registered trademarks and any applications or registrations for any of the foregoing.
“Gem RSU” or “Gem RSUs” means restricted stock unit awards or similar rights to receive shares of Gem Common Stock issued by Gem.
“Gem Stock Plans” means each of the Gem 2021 Stock Option and Incentive Plan, the Gem 2021 Inducement Plan, and the Gem 2017 Stock Option and Grant Plan, as amended, and the Gem 2015 Employee, Director and Consultant Stock Option Plan.
“Gem Stockholder Support Agreements” shall have the meaning set forth in the recitals.
“Gem Triggering Event” shall be deemed to have occurred if: (a) Gem shall have failed to include in the Proxy Statement the Gem Board Recommendation, (b) the Gem Board or any committee thereof shall have made a Gem Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal (other than with the Company), or (c) Gem shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.4).
“Gem Unaudited Interim Balance Sheet” means the unaudited consolidated balance sheet of Gem for the three-month period ended March 31, 2022 provided to the Company prior to the date of this Agreement.
“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, supra-national or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (d) self-regulatory organization (including Nasdaq).
“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, approval, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law or (b) right under any Contract with any Governmental Authority.
“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Intellectual Property” means (a) United States, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, extensions, supplementary protection certificates, reexaminations, term extensions, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (b) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs, trade dress, logos, social media accounts and other source identifiers, including registrations and applications for registration thereof, (c) copyrights, including registrations and applications for registration thereof, (d) software, including all source code, object code and related documentation, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not and (e) all United States and foreign rights arising under or associated with any of the foregoing.
“IRS” means the United States Internal Revenue Service.
“Key Employee” means, with respect to the Company or Gem, an executive officer of such Party or any employee of such Party that reports directly to the board of directors of such Party or to the Chief Executive Officer or Chief Accounting Officer of such Party.
“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any executive officer or director of such Person as of the date is actually aware of the relevant fact and such knowledge is imputed has or should reasonably be expected to have Knowledge of such fact or other matter.
“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).
“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.
“Material Continuing Obligation” shall mean, other than any obligations specifically set forth in the CVR Agreement, any non-competition obligation affecting any of the assets of the Company as they exist as of the date of this Agreement.
“Merger Sub Board” means the board of directors of Merger Sub.
“Multiemployer Plan” means (a) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in clause (a) of this definition.
“Multiple Employer Plan” means (a) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210 of ERISA or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in clause (a) of this definition.
“Multiple Employer Welfare Arrangement” means (a) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in clause (a) of this definition.
“Nasdaq” means The Nasdaq Stock Market.
“Nasdaq Reverse Split” means a reverse stock split of all outstanding shares of Gem Common Stock at a reverse stock split ratio as mutually agreed to by Gem and the Company that is effected by Gem prior to the Effective Time.

“Order” means any judgment, order, writ, injunction, ruling, decision or decree of (that is binding on a Party), or any plea agreement, corporate integrity agreement, resolution agreement, or deferred prosecution agreement with, or any settlement under the jurisdiction of, any court or Governmental Authority or arbitrator.
“Ordinary Course of Business” means, in the case of each of the Company and Gem, such actions taken in the ordinary course of its normal operations and consistent with its past practices; provided, however, that during the Pre-Closing Period, the Ordinary Course of Business of Gem shall also be deemed to include actions taken to effect the sale, transfer and/or winding down of its prior research and development assets and activities.
“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.
“Party” or “Parties” means the Company, Merger Sub and Gem.
“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.
“Permitted Encumbrance” means (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the Gem Unaudited Interim Balance Sheet, as applicable, in accordance with GAAP (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or any of its Subsidiaries or Gem, as applicable, (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law and (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.
“Person” means any individual, Entity or Governmental Authority.
“Personal Information” means information about an identified or identifiable individual.
“Privacy Laws” mean Laws relating to privacy, security and/or collection, use or other processing of Personal Information.
“Representatives” means directors, officers, equityholders, employees, agents, consultants, attorneys, accountants, investment bankers, advisors and other representatives.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Subscription Agreement” means the Subscription Agreement attached hereto as Exhibit D, among the Company and the Persons named therein, pursuant to which such Persons have agreed to purchase the number of shares of Company Capital Stock set forth therein in connection with the Company Pre-Closing Financing.
“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 70% for these purposes).
An Entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 70% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement, and (b) is on terms and conditions that the Gem Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof, the financing terms thereof, any termination or break-up fees and conditions to consummation), as well as any written offer by the other Party to the Agreement to amend the terms of the Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Gem’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions.
“Tax” means any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax or similar charge, and including any fine, penalty, addition to tax or interest with respect thereto imposed by a Governmental Authority.
“Tax Opinion” shall have the meaning set forth in Section 2.10(b).
“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.
“Transfer Taxes” shall have the meaning set forth in Section 6.11(b).
“Transaction Expenses” means, with respect to any person as of the applicable time of determination and without duplication, the sum of (A) the cash cost of any change of control, bonus, severance, retention or similar payments that become due and payable by such person or any of its Subsidiaries at or prior to the Effective Time or as a result of the Merger or the transactions contemplated hereby, and (B) subject to Section 10.3, all costs, fees and expenses incurred by such person or its Subsidiaries at or prior to the Effective Time in connection with the negotiation, preparation and execution of this Agreement or any agreements, documents, certificates, opinions or other items contemplated hereby and the consummation of the Merger or the other transactions contemplated hereby and that are unpaid as of the Effective Time, including brokerage fees and commissions, finders’ fees or financial advisory fees payable by such person at or prior to the Effective Time.
“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.
“U.S. Tax Treatment” shall have the meaning set forth in Section 2.10(a).

b) Each of the following terms is defined in the Section set forth opposite such term:
Term	Section
Accounting Firm	2.11(e)
Agreement	Preamble
Anticipated Closing Date	2.11(a)
Assumed Option	6.5(a)
Capitalization Date	4.6(a)
Cash Determination Time	2.11(a)
Certificate of Merger	2.3
Closing	2.3
Closing Date	2.3
Company	Preamble
Company Audited Financial Statements	3.7(e)
Company Board Adverse Recommendation Change	6.2(d)
Company Board Recommendation	6.2(c)
Company Disclosure Schedule	Section 3
Company Financials	3.7(a)
Company Interim Financial Statements	6.1(e)
Company Lock-Up Agreements	Recitals
Company Material Contract	3.13(a)
Company Plan	3.6(c)
Company Permits	3.14(b)
Company Preferred Stock	3.6(a)
Company Preferred Stock Conversion	8.8
Company Product Candidates	3.14(d)
Company Real Estate Leases	3.11
Company Regulatory Permits	3.14(d)
Company Stock Certificate	2.6
Company Stockholder Written Consents	Recitals
Company Termination Fee	10.3(b)
Costs	6.8(a)
CVR Agreement	Recitals
D&O Indemnified Parties	6.8(a)
Delivery Date	2.11(a)
Dispute Notice	2.11(b)
Dissenting Shares	2.8(a)
Dividends	5.1(b)(i)
Drug Regulatory Agency	3.14(c)
Effective Time	2.3
End Date	10.1(b)
Exchange Agent	2.7(a)
FDA	3.14(c)
FDCA	3.14(c)
Final Net Cash	2.11(c)
Form S-4	6.1(a)
GAAP	3.7(a)
Gem	Preamble
Gem Asset Disposition	5.7
Gem Board Adverse Recommendation Change	6.3(b)
Gem Board Recommendation	6.3(b)
Gem Disclosure Schedule	Section 4

Term	Section
Gem ESPP	4.6(c)
Gem Lock-Up Agreements	Recitals
Gem Material Contract	4.13
Gem Permits	4.14(b)
Gem Product Candidates	4.14(d)
Gem Regulatory Permits	4.14(d)
Gem Real Estate Leases	4.11
Gem SEC Documents	4.7(a)
Gem Stockholder Matters	6.3(a)
Gem Stockholder Meeting	6.3(a)
Gem Stockholder Support Agreement	Recitals
Gem Termination Fee	10.3(c)
Grant Date	3.6(f)
Investor Agreements	6.14
Liability	3.9
Merger	Recitals
Merger Consideration	2.5(a)(ii)
Merger Sub	Preamble
Net Cash Calculation	2.11(a)
Net Cash Schedule	2.11(a)
Notice Period	6.2(d)
PHSA	3.14(c)
Pre-Closing Period	5.1(a)
Privacy Policies	3.22
Proxy Statement	6.1(a)
Registration Statement	6.1(a)
Required Company Stockholder Vote	3.4
Required Gem Stockholder Vote	4.4
Response Date	2.11(b)
Stockholder Notice	6.2(b)
Surviving Corporation	2.1
Transaction Litigation	6.19
1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Sections, Exhibits and Schedules are to Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine gender. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended, modified, re-enacted thereof, substituted, from time to time. References to “$” and “dollars” are to the currency of the United States. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP unless otherwise expressly specified. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement. The Parties agree that the Company Disclosure Schedule or Gem Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 3 or Section 4, respectively. The disclosures in any section or subsection of the Company Disclosure Schedule or the Gem Disclosure Schedule shall qualify other sections and subsections in Section 3 or Section 4, respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The words “delivered” or “made available” mean, with respect to any documentation, that prior to 5:00 p.m. (New York City time) on the date that is the day prior to the date of this Agreement, a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party for the purposes of the Contemplated Transactions. The inclusion of any information in the Company Disclosure Schedule or Gem Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgement, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Company Material Adverse Effect or Gem Material Adverse Effect, as the case may be, or its outside the Ordinary Course of Business.
Section 2. Description of Transaction
2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).
2.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of Gem.
2.3 Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 10.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 7, 8 and 9, the consummation of the Merger (the “Closing”) shall take place remotely, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 7, 8 and 9, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Gem and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in form and substance as agreed to by the Parties (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Gem and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).
2.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:
(a) By virtue of the Merger, the certificate of incorporation of the Surviving Corporation shall be amended and restated as set forth in an exhibit to the Certificate of Merger, until thereafter amended as provided by the DGCL and such certificate of incorporation;
(b) Gem the shall take all actions necessary so that certificate of incorporation of Gem shall remain in effect following the Effective Time, until thereafter amended as provided by the DGCL; provided, however, that at or prior to the Effective Time, Gem shall file an amendment to its certificate of incorporation to (i) change the name of Gem to “Disc Medicine, Inc.”, (ii) effect the Nasdaq Reverse Split and (iii) make such other changes as are mutually agreeable to Gem and the Company;
(c) the bylaws of the Surviving Corporation shall be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such bylaws;
(d) the parties shall take the actions necessary so that the directors and officers of Gem, each to hold office in accordance with the certificate of incorporation and bylaws of Gem, shall be as set forth in Section 6.13; and
(e) the parties shall take the actions necessary so that the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Gem as set forth in Section 6.13, after giving effect to the provisions of Section 6.13.
2.5 Conversion of Shares.
(a) At the Effective Time (after giving effect to the Company Preferred Stock Conversion), by virtue of the Merger and without any further action on the part of Gem, Merger Sub, the Company or any stockholder of the Company or Gem:
(i) any shares of Company Capital Stock held as treasury stock immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and
(ii) subject to Section 2.5(c), each share of Company Capital Stock (including any shares of Company Capital Stock issued pursuant to the Company Pre-Closing Financing) outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 2.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of Gem Common Stock equal to the Exchange Ratio (the “Merger Consideration”).
(b) If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock award agreement or other similar agreement with the Company, then the shares of Gem Common Stock issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Gem Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Gem is entitled to exercise any such repurchase option or other right set forth in any such restricted stock award agreement or other agreement.
(c) No fractional shares of Gem Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Notwithstanding any other provision of this Agreement, each holder of shares of Company Capital Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Gem Common Stock (after taking into account all Certificates delivered by such holder and the aggregate number of shares of Company Capital Stock represented thereby) shall receive, in lieu thereof, cash (without interest and subject to applicable Tax withholding) in an amount equal to such fractional part of a share of Gem Common Stock multiplied by the last reported sale price of Gem Common Stock at the 4:00 p.m., Eastern time, end of regular trading hours on Nasdaq on the last trading day prior to the Effective Time
(d) All Company Options and all stock appreciation rights outstanding immediately prior to the Effective Time under the Company Plan shall be treated in accordance with Section 6.5.
(e) Each share of common stock, $0.001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation until presented for transfer or exchange.

(f) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Capital Stock or Gem Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Nasdaq Reverse Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Company Options and Gem Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Gem to take any action with respect to Company Capital Stock or Gem Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.
2.6 Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 2.5(a), and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company (other than the right to receive the Merger Consideration) and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 2.5 and 2.7.
2.7 Surrender of Certificates.
(a) On or prior to the Closing Date, Gem shall select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Gem shall deposit with the Exchange Agent evidence of book-entry shares representing the shares of Gem Common Stock issuable pursuant to Section 2.5(a) in exchange for shares of Company Capital Stock.
(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Gem may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent) and (ii) instructions for effecting the surrender of Company Stock Certificates in exchange for book-entry shares of Gem Common Stock. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Gem: (A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of Gem Common Stock) that such holder has the right to receive pursuant to the provisions of Section 2.5(a) and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.7(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive book-entry shares of Gem Common Stock representing the Merger Consideration. If any Company Stock Certificate shall have been lost, stolen or destroyed, Gem may, in its discretion and as a condition precedent to the delivery of any shares of Gem Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying Gem against any claim suffered by Gem related to the lost, stolen or destroyed Company Stock Certificate or any Gem Common Stock issued in exchange therefor as Gem may reasonably request.
(c) No dividends or other distributions declared or made with respect to Gem Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Gem Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 2.7 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).
(d) Any shares of Gem Common Stock deposited with the Exchange Agent that remain undistributed to holders of Company Stock Certificates as of the date that is 180 days after the Closing Date shall be delivered to Gem upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 2.7 shall thereafter look only to Gem for satisfaction of their claims for Gem Common Stock and any dividends or distributions with respect to shares of Gem Common Stock.
(e) No Party shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any shares of Gem Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.
2.8 Appraisal Rights.
(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 2.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them as determined by the Delaware Court of Chancery in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Section 2.5.
(b) The Company shall give Gem prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands. The Company shall not, without Gem’s prior written consent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.
2.9 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.
2.10 Tax Consequences; Withholding.
(a) For U.S. federal (and applicable state and local) income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code (the “U.S. Tax Treatment”). The Parties hereby (i) adopt this Agreement insofar as it relates to the Merger as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g), (ii) agree to file and retain such information as shall be required under Treasury Regulations Section 1.368-3, and (iii) agree to file all Tax Returns on a basis consistent with the U.S. Tax Treatment, unless otherwise required by a “determination” that is final within the meaning of Section 1313(a) of the Code. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the Parties acknowledge and agree that, other than the representations set forth in Sections 3.16(l) and 4.16(k), no Party is making any representation or warranty as to the qualification of the Merger as a reorganization under Section 368(a) of the Code or as to the effect, if any, that any transaction consummated on, after or prior to the Effective Time has or may have on any such reorganization status. Each of the Parties acknowledges and agrees that each such Party (A) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement and (B) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Merger is determined not to qualify as a reorganization under Section 368(a) of the Code.
(b) If, in connection with the preparation and filing of the Registration Statement or any other filing required by applicable Law or the SEC’s review thereof, the SEC requests or requires that a tax opinion with respect to the U.S. federal income tax consequences of the Merger be prepared and submitted (a “Tax Opinion”), (i) the Company and Gem shall each use their reasonable best efforts to deliver to Goodwin Procter LLP and Wilmer Cutler Pickering Hale and Dorr LLP, respectively, in connection with any Tax Opinion to be rendered by such counsel, customary Tax representation letters satisfactory to such counsel, dated and executed as of the date such relevant filing shall have been declared effective by the SEC and such other date(s) as determined to be reasonably necessary by such counsel in connection with the preparation and filing of such Registration Statement or any other filing required by applicable Law, and (ii) the Company and Gem shall each use its reasonable best efforts to cause Goodwin Procter LLP and Wilmer Cutler Pickering Hale and Dorr LLP, respectively, to furnish a Tax Opinion, subject to customary assumptions and limitations, to the effect that the U.S. Tax Treatment should apply to the Merger. For the avoidance of doubt, in no event shall any such Tax Opinion be a condition to Closing.
(c) Each of the Exchange Agent, Gem and the Surviving Corporation shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Capital Stock and any other recipient of payments hereunder such amounts as it reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable provision of Law. To the extent that amounts are so withheld and paid to the appropriate taxing authority by the Exchange Agent, the Surviving Corporation or Gem, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Capital Stock or other recipient of payments hereunder in respect of which such deduction and withholding was made by the Exchange Agent, the Surviving Corporation or Gem, as the case may be. Prior to the Exchange Agent, Gem or the Surviving Corporation making any deduction or withholding determined to be required under applicable Law, the Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).
2.11 Gem Net Cash.
(a) Not more than ten (10) nor less than five (5) Business Days prior to the anticipated date for Closing (as mutually agreed in good faith by Gem and the Company) (the “Anticipated Closing Date”), Gem will deliver to the Company a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, Gem’s good faith estimated calculation of Gem Net Cash (the “Net Cash Calculation” and the date of delivery of such schedule, the “Delivery Date”) as of 5:00 p.m. Eastern Time on the last Business Day prior to the Anticipated Closing Date (the “Cash Determination Time”), prepared and certified by Gem’s chief executive officer and chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer for Gem). Gem shall make available to the Company, or its accountants and/or counsel, the work papers and reasonable back-up materials used or useful in preparing the Net Cash Schedule, as reasonably requested by the Company (and at reasonable times and upon reasonable notice).
(b) Within three (3) Business Days after the Delivery Date (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Net Cash Calculation by delivering a written notice to that effect to Gem (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Net Cash Calculation.
(c) If, on or prior to the Response Date, the Company notifies Gem in writing that it has no objections to the Net Cash Calculation or, if prior to 5:00 p.m. Eastern Time on the Response Date, the Company has

failed to deliver a Dispute Notice as provided in Section 2.11(b), then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Cash Determination Time (the “Final Net Cash”) for purposes of this Agreement.
(d) If the Company delivers a Dispute Notice on or prior to 5:00 p.m. Eastern Time on the Response Date, then Representatives of Gem and the Company shall promptly, and in no event later than one (1) calendar day after the Response Date, meet (in person, virtually or telephonically) and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Gem Net Cash, which agreed upon Gem Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Net Cash for purposes of this Agreement.
(e) If Representatives of Gem and the Company are unable to negotiate an agreed-upon determination of Final Net Cash pursuant to Section 2.11(c) within two (2) calendar days after delivery of the Dispute Notice (or such other period as Gem and the Company may mutually agree upon), then any disputed items remaining under disagreement as to the calculation of Gem Net Cash shall be referred to an independent auditor of recognized national standing jointly selected and mutually agreed upon by Gem and the Company (the “Accounting Firm”). Gem shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and Gem and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) calendar days of accepting its selection. Gem and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Gem and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of Gem Net Cash made by the Accounting Firm shall be made in writing delivered to each of Gem and the Company, shall be final and binding on Gem and the Company and shall be deemed to have been finally determined for purposes of this Agreement and to represent the Final Net Cash for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 2.11(e). The fees and expenses of the Accounting Firm shall be allocated between Gem and the Company in the same proportion that the disputed amount of the Gem Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Gem Net Cash amount. If this Section 2.11(e) applies as to the determination of the Final Net Cash described in Section 2.11(c), upon resolution of the matter in accordance with this Section 2.11(e), the Parties shall not be required to determine Gem Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Gem and the Company may require a redetermination of the Final Net Cash if the Closing Date is more than ten (10) calendar days after the Anticipated Closing Date.
Section 3. Representations and Warranties of the Company.
Subject to Section 3, except as set forth in the written disclosure schedule delivered by the Company to Gem (the “Company Disclosure Schedule”), the Company represents and warrants to Gem and Merger Sub as follows.
3.1 Due Organization; Subsidiaries.
(a) Each of the Company and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound.
(b) Each of the Company and its Subsidiaries is duly licensed and qualified to do business and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c) The Company has no Subsidiaries, except for the Entities identified in Section 3.1(c) of the Company Disclosure Schedule; and neither the Company nor any of the Entities identified in Section 3.1(c) of the Company Disclosure Schedule owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 3.1(c) of the Company Disclosure Schedule. Neither the Company nor any of its Subsidiaries is or has been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither the Company nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
3.2 Organizational Documents. The Company has delivered to Gem accurate and complete copies of the Organizational Documents of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.
3.3 Authority; Binding Nature of Agreement. The Company and each of its Subsidiaries have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Gem and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Prior to the execution of the Company Stockholder Support Agreements, the Company Board approved the Company Stockholder Support Agreements and the transactions contemplated thereby.
3.4 Vote Required. The affirmative vote of (i) the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon, voting as a single class, and (ii) the holders of Company Preferred Stock constituting the Requisite Holders (including at least one Specified Series B Holder) each as defined in the Company’s Second Amended and Restated Certificate of Incorporation, as in effect from time to time (the “Required Company Stockholder Vote”), is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.
3.5 Non-Contravention; Consents.
(a) Subject to compliance with obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(i) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;
(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order by which the Company or its Subsidiaries, or any of the assets owned or used by the Company or its Subsidiaries, is subject;
(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or its Subsidiaries;
(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Company Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract, (C) accelerate the maturity or performance of any Company Material Contract or (D) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material breach, default, penalty or modification; or
(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company or its Subsidiaries (except for Permitted Encumbrances).
(b) Except for (i) the Required Company Stockholder Vote, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither the Company nor any of its Subsidiaries was, is, or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.
(c) The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Company Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements or any of the Contemplated Transactions.
3.6 Capitalization.
(a) The authorized Company Capital Stock as of the date of this Agreement consists of (i) 109,395,840 shares of Company Common Stock, par value $0.0001 per share, of which 8,759,908 shares have been issued and are outstanding as of the date of this Agreement, and (ii) 84,166,666 shares of Preferred Stock, par value $0.0001 per share (the “Company Preferred Stock”), of which (a) 5,000,000 shares have been designated Series Seed Preferred Stock, all of which are issued and outstanding, (b) 41,666,666 shares have been designated Series A Preferred Stock, all of which are issued or outstanding, and (c) 37,500,000 shares have been designated Series B Preferred Stock, all of which are issued and outstanding as of the date of this Agreement. The Company does not hold any shares of its capital stock in its treasury.
(b) All of the outstanding shares of Company Common Stock and Company Preferred Stock and all outstanding securities of the Subsidiaries as set out in Section 3.6(b) of the Company Disclosure Schedule have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. None of the outstanding shares of Company Common Stock or Company Preferred Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Common Stock or Company Preferred Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock or Company Preferred Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities. Section 3.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable. Each share of Company Preferred Stock is convertible into one share of Company Common Stock.
(c) Except for the Company’s 2017 Stock Option and Grant Plan, as amended (the “Company Plan”), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 17,503,334 shares of Company Common Stock for issuance under the Company Plan, of which 1,034,067 shares have been issued and are currently outstanding, 14,935,273 have been reserved for issuance upon exercise of Company Options granted under the Company Plan, and 1,533,994 shares of Company Common Stock remain available for future issuance pursuant to the Company Plan. Section 3.6(c) of the Company Disclosure Schedule sets forth the following information (A) with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee, (ii) the number of shares of Company Common Stock subject to such Company Option at the time of grant, (iii) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement, (iv) the exercise price of such Company Option, (v) the date on which such Company Option was granted, (vi) the applicable vesting schedule, including any acceleration provisions, and the number of vested and unvested options as of the date of this Agreement, (vii) the expiration date of such Company Option and (viii) whether such Company Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option and (B) with respect to each stock appreciation right granted by the Company as of the date of this Agreement (a “Company SAR”), (i) the name of the recipient of the grant of the Company SAR, (ii) the number of shares of Company Common Stock subject to such Company SAR at the time of grant, (iii) the number of shares of Company Common Stock subject to such Company SAR as of the date of this Agreement, (iv) the exercise price of such Company SAR, (v) the date on which such Company SAR was granted, (vi) the applicable vesting schedule, including any acceleration provisions, and the number of vested and unvested options as of the date of this Agreement, (vii) the expiration date of such Company SAR. The Company has made available to Gem an accurate and complete copy of the Company Plan, forms of all award agreements evidencing outstanding equity awards thereunder, any equity award agreements that differ in any material respect from the forms of award agreements and evidence of board and stockholder approval of the Company Plan and any amendments thereto. No vesting of Company Options will accelerate in connection with the closing of the Contemplated Transactions.
(d) Except for the outstanding Company Options and Company SARs set forth on Section 3.6(c) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company or any of its Subsidiaries, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any of its Subsidiaries, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or any of its Subsidiaries. No consent of the holders of Company Options is required in connection with the actions contemplated by Article II.
(e) All outstanding shares of Company Common Stock, Company Preferred Stock, Company Options, Company SARs and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.
(f) With respect to Company Options and Company SARs, (i) each grant was duly authorized no later than the date on which the grant of such Company Option or Company SAR was by its terms to be effective (the “Grant Date”) by all necessary corporate action, (ii) each grant was made in all material respects in accordance with the terms of the Company Plan and (iii) the per share exercise price of each Company Option or Company SAR was not less than the fair market value of a share of Company Common Stock on the applicable Grant Date determined in a manner consistent with Section 409A of the Code and has not otherwise been subject to “modification” or “extension” within the meaning of Section 409A of the Code or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option.
3.7 Financial Statements.
(a) Section 3.7(a) of the Company Disclosure Schedule includes accurate and complete copies of (i) the Company’s audited consolidated balance sheets at December 31, 2020 and December 31, 2021, (ii) the Company Unaudited Interim Balance Sheet, (iii) the Company’s audited consolidated statements of income, cash flow and stockholders’ equity for the years ended 2021 and 2020 and (iv) the Company’s unaudited statements of income, cash flow and stockholders’ equity for the three months ended March 31,

2022 (collectively, the “Company Financials”). The Company Financials (A) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the footnotes to such Company Financials and that unaudited financial statements may not have notes thereto) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (B) fairly present, in all material respects, the financial position and operating results of the Company and its consolidated Subsidiaries as of the dates and for the periods indicated therein.
(b) Each of the Company and its Subsidiaries maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries in conformity with GAAP and to maintain accountability of the Company’s and its Subsidiaries’ assets, (iii) access to the Company’s and its Subsidiaries’ assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for the Company’s and its Subsidiaries’ assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.
(c) Section 3.7(c) of the Company Disclosure Schedule lists, and the Company has delivered to Gem accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company or any of its Subsidiaries since January 1, 2019.
(d) Since January 1, 2019, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Since January 1, 2019, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company, any of its Subsidiaries, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.
(e) The Company has made available to Gem audited financial statements of the Company for each of its fiscal years required to be included in the Proxy Registration Statement (the “Company Audited Financial Statements”).
3.8 Absence of Changes. Except as set forth on Section 3.8 of the Company Disclosure Schedule, between the date of the Company Unaudited Interim Balance Sheet and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or an event or development that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, or (b) action, event or occurrence that would have required consent of Gem pursuant to Section 5.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.
3.9 Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise (each a “Liability”), in each case, of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Interim Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by the Company or its Subsidiaries since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of the Company or any of its Subsidiaries under Company Contracts, and (d) Liabilities incurred in connection with the Contemplated Transactions.

3.10 Title to Assets. Each of the Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Company
Unaudited Interim Balance Sheet and (b) all other assets reflected in the books and records of the Company or any of its Subsidiaries as being owned by the Company or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by the Company or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.
3.11 Real Property; Leasehold. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. The Company has made available to Gem (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.
3.12 Intellectual Property.
(a) Section 3.12(a) of the Company Disclosure Schedule is a complete listing of all Company Registered IP, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, and names of all current registered owners(s), as applicable, or in the case of domain names or social media accounts, the URL or social media account, the registrar or social media company and the date on which such URL or social media account expires (if any).
(b) Section 3.12(b) of the Company Disclosure Schedule sets forth (i) all material Company Contracts pursuant to which Company IP Rights are licensed to the Company or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Company and its employees in Company’s standard form thereof), (ii) the corresponding Company Contract pursuant to which such Company IP Rights are licensed to the Company or any of its Subsidiaries and (iii) whether the license or licenses granted to the Company or any of its Subsidiaries are exclusive or non-exclusive.
(c) Section 3.12(c) of the Company Disclosure Schedule sets forth each Company Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Company IP Rights non-exclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for the Company’s benefit).
(d) Neither the Company nor any of its Subsidiaries is bound by, and no Company IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any of its Subsidiaries to use, exploit, assert, defend, or enforce any Company IP Rights anywhere in the world.
(e) The Company or one of its Subsidiaries exclusively owns all right, title, and interest to and in Company IP Rights (other than (i) Company IP Rights exclusively and non-exclusively licensed to the Company or one of its Subsidiaries, or co-owned rights, each as set forth in Section 3.12(b) of the Company Disclosure Schedule, (ii) any non-customized software that (A) is licensed to the Company or any of its Subsidiaries solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services and (iii) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:
(i) All documents and instruments necessary to register or apply for or renew registration of Company Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Authority.
(ii) Each Person who is or was an employee or contractor of the Company or any of its Subsidiaries and who is or was involved in the creation or development of any Company IP Rights purported to be owned by the Company has signed a valid, enforceable agreement containing a present assignment of such Intellectual Property to the Company or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of the Company and its Subsidiaries.
(iii) To the Knowledge of the Company, no current or former stockholder, officer, director, or employee of the Company or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Company IP Rights owned or purported to be owned by the Company. To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting such employee from performing such employee’s duties for the Company or such Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Company IP Rights owned or purported to be owned by the Company or confidentiality provisions protecting trade secrets and confidential information comprising Company IP Rights owned or purported to be owned by the Company.
(iv) No funding, facilities, or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Company IP Rights in which the Company or any of its Subsidiaries has an ownership interest.
(v) The Company and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company or such Subsidiary holds, or purports to hold, as confidential or a trade secret. There has been no unauthorized disclosure of any trade secret of the Company. No trade secret that is material to the Company has been disclosed to any third party under any confidentiality agreement with a limited term of protection.
(vi) Neither the Company nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP Rights to any other Person.
(vii) To the Knowledge of the Company, the Company IP Rights constitute all Intellectual Property necessary for the Company and its Subsidiaries to conduct its business as currently conducted and planned to be conducted.
(f) The Company has delivered or made available to Gem a complete and accurate copy of all Company IP Rights Agreements. With respect to each of the Company IP Rights Agreements: (i) each such agreement is valid and binding on the Company or its Subsidiaries, as applicable, and the applicable counterparty so such Company IP Rights Agreement, and in full force and effect, (ii) the Company has not received any written notice of termination or cancellation under such agreement, or received any written notice of breach or default under such Company IP Rights Agreement, which breach has not been cured or waived and (iii) neither the Company nor its Subsidiaries, and to the Knowledge of the Company, no other party to any such agreement, is in breach or default thereof in any material respect.
(g) The manufacture, marketing, license, sale, offering for sale, importation, use, or intended use or other disposal of any product or technology as currently licensed or sold or under development by the Company or any of its Subsidiaries does not violate any license or agreement between the Company or any of its Subsidiaries and any third party, and, to the Knowledge of the Company, does not infringe, misappropriate or otherwise violate any Intellectual Property right of any other Person, other than any Company Intellectual Property licensed to the Company by any other Person. To the Knowledge of the Company, no third party is infringing, misappropriating or otherwise violating any Intellectual Property owned by Company within the Company IP Rights, or breaching any license or agreement with the Company or its Subsidiaries relating to any Company IP Rights.

(h) As of the date of this Agreement, Company is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, enforceability, claim construction, ownership or right to use, sell, offer for sale, license or dispose of any Company IP Rights. Neither the Company nor any of its Subsidiaries has received any written notice asserting that any Company IP Rights or the proposed use, sale, offer for sale, license or disposition of products, methods, or processes claimed or covered thereunder conflicts with or infringes, misappropriates or otherwise violates the rights of any other Person or that the Company or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person. None of the Company IP Rights is subject to any outstanding Order of or agreement with any Governmental Authority or arbitrator that limits the ability of the Company to exploit any Company IP Rights.
(i) Each item of Company IP Rights that is Company Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline. To the Knowledge of the Company, all Company Registered IP that is issued or granted is valid and enforceable.
(j) To the Knowledge of the Company, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by the Company or any of its Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which the Company or any of its Subsidiaries has or purports to have an ownership interest has been impaired as determined by the Company or any of its Subsidiaries in accordance with GAAP. The Company has not granted any license under any trademark or trade name owned or purported to be owned by the Company.
(k) Except as set forth in Sections 3.12(b) or 3.12(c) of the Company Disclosure Schedule or as contained in license, distribution and service agreements entered into in the Ordinary Course of Business by the Company (i) neither the Company nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to the Company and its Subsidiaries, taken as a whole and (ii) neither the Company nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.
(l) Neither the Company nor any of its Subsidiaries is party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Company IP Rights, result in breach of, default under or termination of such Contract with respect to any Company IP Rights, or impair the right of the Company or the Surviving Corporation and its Subsidiaries to use, sell or license, defend or enforce any Company IP Rights, except for the occurrence of any such grant or impairment that would not individually or in the aggregate reasonably be expected to result in a Company Material Adverse Effect.
3.13 Agreements, Contracts and Commitments.
(a) Section 3.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):
(i) each Company Contract requiring payments by the Company after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or Entity providing employment related, consulting or independent contractor services, not terminable by the Company or its Subsidiaries on ninety (90) calendar days’ or less notice without liability, except to the extent general principles of wrongful termination Law may limit the Company’s, its Subsidiaries’ or such successor’s ability to terminate employees at will;

(ii) each Company Contract relating to any agreement of holding harmless, indemnification, defending, reimbursing or guaranty not entered into in the Ordinary Course of Business;
(iii) each Company Contract containing (A) any covenant limiting the freedom of the Company, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Company’s products or services, (B) any “most-favored nation” arrangement, including any most-favored pricing provision, (C) any exclusivity provision, (D) any non-solicitation provision, (E) any right of first refusal, right of first negotiation or similar right or (F) any grant of any option to any Intellectual Property rights;
(iv) each Company Contract required to be set forth in Sections 3.12(b) or 3.12(c) of the Company Disclosure Schedule;
(v) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $250,000 pursuant to its express terms and not cancelable without penalty;
(vi) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;
(vii) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $250,000, creating any Encumbrance with respect to any Company IP Right or creating any material Encumbrances with respect to any other assets of the Company or any of its Subsidiaries or any loans or debt obligations with officers or directors of the Company;
(viii) each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions), (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company, (C) any dealer, distributor, joint marketing, alliance, joint venture, collaboration, cooperation, development or other agreement currently in force under which the Company has continuing obligations to research, develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company or (D) any Contract to license any patent, trademark registration, service mark registration, trade name or copyright registration to or from any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;
(ix) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;
(x) each Company Real Estate Lease;
(xi) each Company Contract that would be a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act if the Company were subject to such regulation;
(xii) each Company Contract under which a third party would be entitled to receive a license or have any other rights in Intellectual Property of the Company, Gem or any of their Subsidiaries at the time of or immediately after the Effective Time;
(xiii) each Company Contract under which the consequences of a default or termination would reasonably be likely to have a Company Material Adverse Effect;
(xiv) each Company Contract, plan, program, or policy providing for severance, termination compensation, retention or stay pay, change in control payments, or transaction-based bonuses;

(xv) each settlement Company Contract or settlement-related Company Contract (including any Company Contract in connection with which any employment-related claim has been settled) under which either party to the settlement Company Contract or settlement-related Company Contract has continuing obligations;
(xvi) any dealer, distribution, joint marketing, joint venture, joint development, partnership, strategic alliance, collaboration, development agreement or outsourcing arrangement or other similar Company Contract;
(xvii) each Company Contract which would give rise to or otherwise result in proxy statement disclosure pursuant to Item 404 of Regulation S-K (assuming the Company was subject to the requirements of the Exchange Act; or
(xviii) any other Company Contract (A) which involves payment or receipt by the Company or its Subsidiaries after the date of this Agreement under any such agreement, contract or commitment of more than $250,000 in the aggregate, or obligations after the date of this Agreement in excess of $250,000 in the aggregate or (B) that is material to the business or operations of the Company and its Subsidiaries, taken as a whole.
(b) The Company has delivered or made available to Gem accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. Neither the Company nor any of its Subsidiaries has, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company and its Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.
3.14 Compliance; Permits; Restrictions.
(a) The Company and each of its Subsidiaries are, and since January 1, 2019 have been, in compliance in all material respects with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. There is no agreement or Order binding upon the Company or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of material property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(b) The Company and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of the Company and its Subsidiaries as currently conducted (the “Company Permits”). Section 3.14(b) of the Company Disclosure Schedule identifies each Company Permit. Each of the Company and its Subsidiaries is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened in writing, which seeks to revoke, substantially limit, suspend, or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.
(c) There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged material violation by the Company or any of its Subsidiaries of the Federal Food, Drug, and

Cosmetic Act (“FDCA”), the Public Health Service Act (“PHSA”), the U.S. Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substances Act or any other similar Law promulgated by the FDA or other comparable Governmental Authority responsible for regulation of the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug products (“Drug Regulatory Agency”).
(d) The Company and each of its Subsidiaries holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of the Company or such Subsidiary as currently conducted, and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (the “Company Product Candidates”) (collectively, the “Company Regulatory Permits”) and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications. The Company and each of its Subsidiaries have timely maintained and are in compliance in all material respects with the Company Regulatory Permits and have not, since January 1, 2019, received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit. The Company has made available to Gem all information requested by Gem in the Company’s or its Subsidiaries’ possession or control relating to the Company Product Candidates and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of the Company Product Candidates, including but not limited to complete copies of the following (to the extent there are any): (x) adverse event reports; pre-clinical, clinical and other study reports and material study data; inspection reports, notices of adverse findings, untitled letters, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority. All such information is accurate and complete in all material respects.
(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company or its Subsidiaries, or in which the Company or its Subsidiaries or their respective current products or product candidates, including the Company Product Candidates, have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures, in material compliance with the applicable protocols, and in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Neither the Company nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of the Company threatening to initiate, any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any clinical studies conducted by or on behalf of, or sponsored by, the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries or their respective current products or product candidates, including the Company Product Candidates, have participated. Further, no clinical investigator, researcher, or clinical staff participating in any clinical study conducted by or, to the Knowledge of the Company, on behalf of the Company or its Subsidiaries has been disqualified from participating in studies involving the Company Product Candidates, and to the Knowledge of the Company, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.
(f) Neither the Company nor any of its Subsidiaries, and to the Knowledge of the Company, no contract manufacturer with respect to any Company Product Candidate, is the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries and no contract manufacturer with respect to any Company Product Candidate has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Company, any of its Subsidiaries, or any contract manufacturer with respect to any Company

Product Candidate, or any of their respective officers, directors, employees or agents has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar applicable Law, or is or has ever been debarred or excluded. To the Knowledge of the Company, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company, any of its Subsidiaries, and to the Knowledge of the Company, any contract manufacturer with respect to any Company Product Candidate, or any of their respective officers, employees or agents.
(g) All manufacturing operations conducted by, or to the Knowledge of the Company, for the benefit of, the Company or its Subsidiaries in connection with any Company Product Candidate, since January 1, 2019, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210, 211, 600-680, and 1271, and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.
(h) No manufacturing site owned by the Company or its Subsidiaries, and to the Knowledge of the Company, no manufacturing site of a contract manufacturer, with respect to any Company Product Candidate, (i) is subject to a Drug Regulatory Agency shutdown or import or export prohibition or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Governmental Authority, and, to the Knowledge of the Company, neither the FDA nor any other Governmental Authority is considering such action.
3.15 Legal Proceedings; Orders.
(a) There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any of its Subsidiaries, any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b) There is no Order to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or other Key Employee of the Company or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries or to any material assets owned or used by the Company or any of its Subsidiaries.
3.16 Tax Matters.
(a) The Company and each of its Subsidiaries has timely filed all federal income Tax Returns and other material Tax Returns that it was required to file under applicable Law. All such Tax Returns are true, correct and complete in all material respects and have been prepared in material compliance with all applicable Laws. No written claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any such Subsidiary is subject to taxation by that jurisdiction.
(b) All material Taxes due and owing by the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been paid. Since the date of the Company Unaudited Interim Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.
(c) The Company and each of its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid by it in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.
(d) There are no Encumbrances for Taxes (other than Permitted Encumbrances) upon any of the assets of the Company or any of its Subsidiaries.

(e) No deficiencies for Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been resolved or settled in full. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is currently in effect.
(f) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.
(g) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary indemnification provisions in commercial contracts not primarily related to Taxes entered into in the Ordinary Course of Business, including with vendors, customers, lenders, or landlords.
(h) Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company). Neither the Company nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than the Company and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law) or as a transferee or successor.
(i) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.
(j) Neither the Company nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2) or any analogous provision of state or local Law.
(k) Section 3.16(k) of the Company Disclosure Schedule sets forth the entity classification of each of the Company’s Subsidiaries for U.S. federal income tax purposes under Section 7701 of the Code.
(l) Neither the Company nor any of its Subsidiaries is aware of any facts, or has knowingly taken or agreed to take or refrain from taking any action, in each case, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(m) There is no outstanding power of attorney from the Company or any of its Subsidiaries authorizing anyone to act on behalf of the Company or any of its Subsidiaries in connection with any Tax, Tax Return or action relating to any Tax or Tax Return of the Company or any of its Subsidiaries.
(n) Neither the Company nor its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, any taxable period (or a portion thereof) ending after the Closing Date as a result of any of the following that occurred or existed on or prior to the Closing Date: (i) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), (ii) an installment sale or open transaction, (iii) a prepaid amount received outside the Ordinary Course of Business, (iv) an intercompany item under Treasury Regulations Section 1.1502-13 or an excess loss account under Treasury Regulations Section 1.1502-19, (v) a change in the accounting method of the Company pursuant to Section 481 of the Code or any similar provision of state, local or non-U.S. income Tax Law or the use of a method of accounting with respect to any transaction that occurred on or before the Closing Date; or (vi) any inclusion under Section 965 of the Code.
(o) The Company is not an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.
3.17 Employee and Labor Matters; Benefit Plans.
(a) The employment of each of the Company’s and any of its Subsidiaries’ employees is terminable by the Company or the applicable Subsidiary at will, subject to any notice provisions of applicable employment agreements. The Company has made available to Gem accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Company Associates to the extent currently effective and material.
(b) Neither the Company nor any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company or its Subsidiaries.
(c) Section 3.17(c) of the Company Disclosure Schedule lists all Company Employee Plans.
(d) Each Company Employee Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Employee Plan for any period for which such Employee Plan would not otherwise be covered by an IRS determination. To the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan or require corrective action to the IRS or Employee Plan Compliance Resolution System to maintain such qualification.
(e) Each Company Employee Plan has been established, operated and administered in compliance, in all material respects, with its terms and all applicable Law, including without limitation, the Code, ERISA, and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan. All payments and/or contributions required to have been made with respect to all Company Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Company Employee Plan and applicable Law.
(f) Neither the Company nor any of its ERISA Affiliates has ever maintained, contributed to, or been required to contribute to or had any liability or obligation (including on account of any ERISA Affiliate) with respect to (i) any employee benefit plan that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither the Company nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA that has not been paid in full.
(g) Except for as listed on Section 3.17(g) of the Company Disclosure Schedule, no Company Employee Plan provides health care or any other non-pension benefits to any service provider beyond termination of service or retirement (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state Law or as cash severance). No Company Employee Plan provides major medical health or long-term disability benefits that are not fully insured through an insurance contract.
(h) No Company Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States.
(i) Each Company Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) has been operated and maintained in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance thereunder. No payment to be made under any Company Employee Plan is, or to the Knowledge of the Company, will be subject to the penalties of Section 409A(a)(1) of the Code.
(j) Any transfer of property by the Company or any of its Subsidiaries which was subject to a substantial risk of forfeiture and which would otherwise have been subject to taxation under Section 83(a) of the Code is covered by a valid and timely filed election under Section 83(b) of the Code, and a copy of such election has been provided to the Company.
(k) The Company and each of its Subsidiaries is and has since January 1, 2019 been in material compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, and tax withholding. prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to the employees of the Company and its Subsidiaries: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). To the Knowledge of the Company or any of its Subsidiaries, there are no pending or threatened or reasonably anticipated claims or actions against the Company, any of its Subsidiaries, any Company trustee or any trustee of any Subsidiary under any workers’ compensation policy or long-term disability policy that would or would be reasonably expected to result in a material liability to the Company. Neither the Company nor any Subsidiary thereof is a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.
(l) Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification since January 1, 2019 of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Neither the Company nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under the WARN Act or any similar state or local law that remains unsatisfied.
(m) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting the Company or any of its Subsidiaries. No event has occurred within the past six months, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.
(n) Neither the Company nor any of its Subsidiaries is, nor has the Company or any of its Subsidiaries been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened or reasonably anticipated relating to any employment contract, employment termination, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Company Associate, including charges of unfair labor practices or discrimination complaints.
(o) No Company Employee Plan provides for any tax “gross-up” or similar “make-whole” payments.
(p) Except as set forth on Section 3.17(p) of the Company Disclosure Schedule, none of the execution and delivery of this Agreement, the shareholder approval of this Agreement, or the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Company or any of its Subsidiaries; (ii) further restrict any rights of the Company to amend or terminate any Company Employee Plan; (iii) result in the forgiveness of any indebtedness of any employee, officer, director or other service provider of the Company or any of its Subsidiaries to the Company or its Subsidiaries or (iv) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).
3.18 Environmental Matters. Since January 1, 2019, the Company and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received since January 1, 2019, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that the Company or any of its Subsidiaries is not in compliance with any Environmental Law and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company or any of its Subsidiaries has received since January 1, 2019, any written notice or other communication relating to property owned or leased at any time by the Company or any of its Subsidiaries, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither the Company nor any of its Subsidiaries has any material liability under any Environmental Law.
3.19 Insurance. The Company has delivered to Gem accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each of its Subsidiaries. Each of such insurance policies is in full force and effect and the Company and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2019, neither the Company nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company or any of its Subsidiaries for which the Company or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any of its Subsidiaries of its intent to do so.
3.20 No Financial Advisors. Except as set forth on Section 3.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.
3.21 Transactions with Affiliates. Section 3.21 of the Company Disclosure Schedule describes any material transactions or relationships, since January 1, 2019, between, on one hand, the Company or any of its Subsidiaries and, on the other hand, any (a) executive officer or director of the Company or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding Company Capital Stock or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries) in the case of each of (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.
3.22 Privacy and Data Security. The Company has complied with all applicable Privacy Laws and the applicable terms of any Company Contracts relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with the Company in connection with the operation of the Company’s business, except for such non-compliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, the Company has implemented and maintains reasonable written policies and procedures, satisfying the requirements of applicable Privacy Laws, concerning the privacy, security, collection and use of Personal Information (the “Privacy Policies”) and has complied with the same, except for such non-compliance as has not to the Knowledge of the Company had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, as of the date hereof, no claims have been asserted or threatened against the Company by any Person alleging a violation of Privacy Laws, Privacy Policies and/or the applicable terms of any Company Contracts relating to privacy, security, collection or use of Personal Information of any individuals. There have been no data security incidents, personal data breaches or other adverse events or incidents related to Personal Information or Company data in the custody or control of the Company or any service provider acting on behalf of the Company, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable law or pursuant to the terms of any Company Contract.
3.23 Subscription Agreement. The Subscription Agreement has not been amended or modified in any manner prior to the date of this Agreement. Neither the Company nor, to the Knowledge of the Company, any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the Company Pre-Closing Financing other than as set forth in the Subscription Agreement. The respective obligations and agreements contained in the Subscription Agreement have not been withdrawn or rescinded in any respect. The Subscription Agreement is in full force and effect and represents a valid, binding and enforceable obligation of the Company and, to the Knowledge of the Company, of each party thereto, subject to the Enforceability Exceptions. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of the Company or, to the Knowledge of the Company, any other party thereto, under the Subscription Agreement. To the Knowledge of the Company, no party thereto will be unable to satisfy on a timely basis any term of the Subscription Agreement. There are no conditions precedent related to the consummation of the Company Pre-Closing Financing contemplated by the Subscription Agreement, other than the satisfaction or waiver of the conditions expressly set forth in Section 6 of the Subscription Agreement.
3.24 No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither Gem nor any other person on behalf of Gem makes any express or implied representation or warranty with respect to Gem or with respect to any other information provided to the Company, any of its Subsidiaries or stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of Gem set forth in Section 4 (in each case as qualified and limited by the Gem Disclosure Schedule)) none of the Company, its Subsidiaries or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).
Section 4. Representations and Warranties of Gem and Merger Sub.
Except (i) as set forth in the written disclosure schedule delivered by Gem to the Company (the “Gem Disclosure Schedule”) or (ii) as disclosed in the Gem SEC Documents filed or furnished with the SEC on or before the day that is one (1) Business Day prior to the date of this Agreement (but excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are cautionary, predictive or forward-looking in nature), it being understood that any matter disclosed in the Gem SEC Documents shall not be deemed disclosed for purposes of Sections 4.1(a), 4.1(b) or 4.3, Gem and Merger Sub represent and warrant to the Company as follows:
4.1 Due Organization; Subsidiaries.
(a) Each of Gem and its Subsidiaries (including Merger Sub) is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement. All of Gem’s Subsidiaries are wholly owned by Gem.
(b) Each of Gem and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Gem Material Adverse Effect.
(c) Except as set forth on Section 4.1(c) of the Gem Disclosure Schedule, Gem has no Subsidiaries other than Merger Sub and Gem does not own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Entity other than Merger Sub. Gem is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Gem has not agreed and is not obligated to make, nor is Gem bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Gem has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
4.2 Organizational Documents. Gem has delivered to the Company accurate and complete copies of Gem’s Organizational Documents. Gem is not in breach or violation of its Organizational Documents in any material respect.
4.3 Authority; Binding Nature of Agreement. Each of Gem and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Gem Board has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Gem and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Gem Common Stock to the stockholders of the Company pursuant to the terms of this Agreement (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Gem vote to approve this Agreement and the Contemplated Transactions, including the issuance of shares of Gem Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, (d) determined that an amendment to Gem’s certificate of incorporation to effect the Nasdaq Reverse Split and the other amendments contemplated by Section 2.4(c) is advisable and in the best interests of Gem and its stockholders and (e) determined to recommend that the stockholders of Gem vote to approve an amendment to Gem’s certificate of incorporation to effect the Nasdaq Reverse Split and to make the other amendments provided in Section 2.4. The Merger Sub Board has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (y) deemed advisable and approved this Agreement and the Contemplated Transactions and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by Gem and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Gem and Merger Sub, enforceable against each of Gem and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.
4.4 Vote Required. The affirmative vote of a majority of (a) the votes cast at the Gem Stockholder Meeting (at which a quorum is present) is the only vote of the holders of any class or series of Gem’s capital stock necessary to approve this Agreement, and the Contemplated Transactions, including the issuance of the shares of Gem Common Stock to the stockholders of the Company in the Merger pursuant to the terms of this Agreement and (b) the outstanding shares of Gem Common Stock entitled to vote thereon is the only vote of the holders of any class or series of Gem’s capital stock necessary to approve an amendment to Gem’s certificate of incorporation to effect the Nasdaq Reverse Split and the other amendments provided in Section 2.4 (collectively, the “Required Gem Stockholder Vote”).
4.5 Non-Contravention; Consents.
(a) Subject to compliance with, obtaining the Required Gem Stockholder Vote and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, neither (x) the execution, delivery or performance of this Agreement by Gem or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(i) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Gem or its Subsidiaries;
(ii) contravene, conflict with or result in a material violation of, or give any Governmental Authority or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any Order to which Gem or its Subsidiaries or any of the assets owned or used by Gem or its Subsidiaries, is subject;

(iii) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Gem or its Subsidiaries or that otherwise relates to the business of Gem, or any of the assets owned, leased or used by Gem;
(iv) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Gem Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Gem Material Contract, (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such Gem Material Contract, (C) accelerate the maturity or performance of any Gem Material Contract or (D) cancel, terminate or modify any term of any Gem Material Contract, except in the case of any non-material breach, default, penalty or modification; or
(v) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Gem or its Subsidiaries (except for Permitted Encumbrances).
(b) Except for (i) any Consent set forth on Section 4.5 of the Gem Disclosure Schedule under any Gem Material Contract, (ii) the Required Gem Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither Gem nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.
(c) The Gem Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement, each Gem Stockholder Support Agreement and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, any Gem Stockholder Support Agreement or any of the other Contemplated Transactions.
4.6 Capitalization.
(a) The authorized capital stock of Gem consists of (i) 250,000,000 shares of Gem Common Stock of which 43,244,453 shares have been issued and are outstanding as of August 8, 2022 (the “Capitalization Date”) and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares have been issued and are outstanding as of the Capitalization Date. Gem does not hold any shares of its capital stock in its treasury.
(b) All of the outstanding shares of Gem Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. None of the outstanding shares of Gem Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Gem Common Stock is subject to any right of first refusal in favor of Gem. Except as contemplated herein, there is no Gem Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Gem Common Stock. Gem is not under any obligation, nor is Gem bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Gem Common Stock or other securities. Section 4.6(b) of the Gem Disclosure Schedule accurately and completely describes all repurchase rights held by Gem with respect to shares of Gem Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.
(c) Except for the Gem Stock Plans and the Gem 2021 Employee Stock Purchase Plan (the “Gem ESPP”) or as set forth on Section 4.6(c) of the Gem Disclosure Schedule, Gem does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, (i) there are no equity awards currently outstanding under the 2015 Employee, Director and Consultant Stock Option Plan and such plan was terminated as of February 5, 2021, (ii) Gem has reserved 3,557,726 shares of Gem Common Stock for issuance under the 2017 Stock

Option and Grant Plan, of which 1,337,395 shares have been issued and are currently outstanding, and 2,220,331 shares remain available for future issuance, (iii) Gem has reserved 5,992,667 shares of Gem Common Stock for issuance under the 2021 Stock Option and Incentive Plan, of which 2,551,993 shares have been issued and are currently outstanding, and 3,440,674 shares remain available for future issuance, (iv) Gem has reserved 1,616,895 shares of Gem Common Stock for issuance under the 2021 Inducement Plan, of which 457,487 shares have been issued and are currently outstanding, and 1,159,408 shares remain available for future issuance. As of the date of this Agreement, Gem has reserved 430,551 shares of Gem Common Stock for future issuance pursuant to the Gem ESPP, of which 9,960 have been issued and 420,591 remain available for future issuance. Section 4.6(c) of the Gem Disclosure Schedule sets forth the following information with respect to each Gem Option and Gem RSU outstanding as of the date of this Agreement, as applicable: (i) the name of the holder, (ii) the number of shares of Gem Common Stock subject to such Gem Option or Gem RSU at the time of grant, (iii) the exercise price of any Gem Option, (iv) the date on which such Gem Option or Gem RSU was granted, and (v) the expiration date of such Gem Option (or, if applicable, such Gem RSU). Gem has made available to the Company accurate and complete copies of the Gem Stock Plans, the forms of all award agreements evidencing outstanding equity awards thereunder, any equity award agreements that differ in any material respect from the forms of award agreements and evidence of board and stockholder approval of the Gem Stock Plans and any amendments thereto.
(d) Except for the outstanding Gem Options and Gem RSUs or as set forth on Section 4.6(d) of the Gem Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Gem, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Gem, (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Gem is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Gem. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Gem.
(e) All outstanding shares of Gem Common Stock, Gem Options, Gem RSUs and other securities of Gem have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.
(f) With respect to Gem Options and Gem RSUs, each grant was made in all material respects in accordance with the terms of the Gem Stock Plan pursuant to which it was granted.
4.7 SEC Filings; Financial Statements.
(a) Gem has filed or furnished, as applicable, on a timely basis all forms, statements (whether registration or proxy statements), certifications, reports, schedules, exhibits and other documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since the Gem Effective Date (the “Gem SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Gem SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, to Gem’s Knowledge, as of the time they were filed, none of the Gem SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As used in this Section 4.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
(b) The financial statements (including any related notes) contained or incorporated by reference in the Gem SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Gem as of the respective dates thereof and the results of operations and cash flows of Gem for the periods covered thereby. Other than as expressly disclosed in the Gem SEC Documents filed prior to the date hereof, there has been no material change in Gem’s accounting methods or principles that would be required to be disclosed in Gem’s financial statements in accordance with GAAP. The books of account and other financial records of Gem and its Subsidiaries are true and complete in all material respects.
(c) Gem’s auditor has at all times since the Gem Effective Date been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Knowledge of Gem, “independent” with respect to Gem within the meaning of Regulation S-X under the Exchange Act and (iii) to the Knowledge of Gem, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.
(d) Except as set forth on Section 4.7(f) of the Gem Disclosure Schedule, Gem is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of Nasdaq.
(e) There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of Gem, the Gem Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.
(f) Gem maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures designed to provide reasonable assurance (i) that Gem maintains records that in reasonable detail accurately and fairly reflect Gem’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Gem Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Gem’s assets that could have a material effect on Gem’s financial statements. Gem has evaluated the effectiveness of Gem’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Gem SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Since the Gem Effective Date, Gem has not identified any material weaknesses in the design of operation of Gem’s internal control over financial reporting.
(g) Gem’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Gem in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Gem’s management as appropriate.
4.8 Absence of Changes. Except as set forth on Section 4.8 of the Gem Disclosure Schedule, between December 31, 2021 and the date of this Agreement, Gem has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Gem Material Adverse Effect or an event or development that would, individually or in the aggregate, reasonably be expected to have a Gem Material Adverse Effect or (b) action, event or occurrence that would have required consent of the Company pursuant to Section 5.1(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.
4.9 Absence of Undisclosed Liabilities. Neither Gem nor any of its Subsidiaries has any Liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Gem Unaudited Interim Balance Sheet, (b) normal and recurring current Liabilities that have been incurred by Gem or its Subsidiaries since the date of the Gem Unaudited Interim Balance Sheet in the Ordinary Course of Business (none of which relates to any breach of contract, breach of warranty, tort, infringement, or violation of Law), (c) Liabilities for performance of obligations of Gem or any of its Subsidiaries under Gem Contracts, and (d) Liabilities described in Section 4.9 of the Gem Disclosure Schedule.
4.10 Title to Assets. Each of Gem and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Gem Unaudited Interim Balance Sheet and (b) all other assets reflected in the books and records of Gem as being owned by Gem. All of such assets are owned or, in the case of leased assets, leased by Gem or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.
4.11 Real Property; Leasehold. Neither Gem nor any of its Subsidiaries owns or has ever owned any real property. Gem has made available to the Company (a) an accurate and complete list of all real properties with respect to which Gem directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Gem or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Gem Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.
4.12 Intellectual Property.
(a) Section 4.12(a) of the Gem Disclosure Schedule is an accurate and complete listing of all Gem Registered IP, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing or issuance, and names of all current registered owners(s), as applicable, or in the case of domain names or social media accounts, the URL or social media account, the registrar or social media company and the date on which such URL or social media account expires (if any).
(b) Section 4.12(b) of the Gem Disclosure Schedule accurately sets forth (i) all material Gem Contracts pursuant to which Gem IP Rights are licensed to Gem (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Gem products or services, (B) any Intellectual Property licensed on a non-exclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Gem and its employees in Gem’s standard form thereof), (ii) the corresponding Company Contract pursuant to which such Company IP Rights are licensed to the Company or any of its Subsidiaries and (iii) whether the license or licenses granted to Gem are exclusive or non-exclusive.
(c) Section 4.12(c) of the Gem Disclosure Schedule accurately sets forth each Gem Contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Gem IP Rights (other than (i) any confidential information provided under confidentiality agreements and (ii) any Gem IP Rights non-exclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for Gem’s benefit).
(d) Gem has delivered, or made available to the Company, a complete and accurate copy of all material Gem IP Rights Agreements.
(e) The manufacture, marketing, license, offering for sale, sale, importation, use or intended use or other disposal of any product or technology as currently licensed or sold or under development by Gem does not violate any license or agreement between Gem any third party and, to the Knowledge of Gem, does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, other than any Gem Intellectual Property licensed to Company by any other Person. To the Knowledge of Gem, no third party is infringing, misappropriating or otherwise violating any Intellectual Property owned by Gem within the Gem IP Rights, or breaching any license or agreement with Gem relating to any Gem IP Rights.
(f) As of the date of this Agreement, Gem is not a party to any Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, offer for sale, license or dispose of any Gem Registered IP. Gem has not received any written notice asserting that any Gem Registered IP or the proposed use, sale, offer for sale, license or disposition of any products, methods, or processes claimed or covered thereunder conflicts with or infringes, misappropriates or otherwise violates the rights of any other Person or that Gem or any of its Subsidiaries have otherwise infringed, misappropriated or otherwise violated any Intellectual Property of any Person. None of the Gem IP Rights is subject to any outstanding Order of or agreement with any Governmental Authority or arbitrator that limits the ability of Gem to exploit any IP Rights.
(g) Each item of Gem IP Rights that is Gem Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Gem Registered IP in full force and effect have been made by the applicable deadline. To the Knowledge of Gem, all Gem Registered IP that is issued or granted is valid and enforceable.
(h) To the Knowledge of Gem, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by Gem conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person except as would not have a Gem Material Adverse Effect. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Gem has or purports to have an ownership interest has been impaired as determined by Gem in accordance with GAAP. Gem has not granted any license under any trademark or trade name owned or purported to be owned by Gem.
(i) Except as may be set forth in the Contracts listed on Section 4.12(b) or 4.12(c) of the Gem Disclosure Schedule or as contained in license, distribution and service agreements entered into in the Ordinary Course of Business by Gem (i) Gem is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim which is material to Gem taken as a whole and (ii) Gem has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.
4.13 Agreements, Contracts and Commitments. Section 4.13 of the Gem Disclosure Schedule identifies each Gem Contract that is in effect as of the date of this Agreement and is (a) a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act, (b) a Contract to which Gem is a party or by which any of its assets and properties is currently bound, which require obligations of payment by, or payments to, Gem in excess of $250,000, (c) a Contract that is not terminable with 90 days’ notice or less and without the need to pay any termination fee, (d) a Contract disclosed in or required to be disclosed in Section 4.12(b) or Section 4.12(c) of the Gem Disclosure Schedule, (e) a Contract containing (A) any covenant limiting the freedom of Gem, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person, or limiting the development, manufacture or distribution of the Gem’s products or services or (B) any grant of any option to any Intellectual Property rights, (f) a Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Gem or its Subsidiaries in connection with the Contemplated Transactions, (g) a Contract under which a third party would be entitled to receive a license or have any other rights in Intellectual Property of the Company, Gem or any of their Subsidiaries at the time of or immediately after the Effective Time, (h) a Contract which would give rise to or otherwise result in proxy statement disclosure pursuant to Item 404 of Regulation S-K (assuming the Company was subject to the requirements of the Exchange Act, or (i) a Contract, plan, program, or policy providing for severance, termination compensation, retention or stay pay, change in control payments, or transaction-based bonuses. Gem has delivered or made available to the Company accurate and complete copies of all Contracts to which Gem or any of its Subsidiaries is a party or by which it is bound of the type described in clauses (a)-(c) of the immediately preceding sentence (any such Contract, a “Gem Material Contract”), including all amendments thereto. Gem has not nor, to Gem’s Knowledge as of the date of this Agreement, has any other party to a Gem Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Gem Material Contract in such manner as would permit any other party to cancel or terminate any such Gem Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Gem Material Adverse Effect. As to Gem, as of the date of this Agreement, each Gem Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Gem Material Contract to change, any material amount paid or payable to Gem under any Gem Material Contract or any other material term or provision of any Gem Material Contract.
4.14 Compliance; Permits; Restrictions.
(a) Gem and each of its Subsidiaries is, and since the Gem Effective Date, has been in material compliance with all applicable Laws. No investigation, claim, suit, proceeding, audit, Order, or other action by any Governmental Authority is pending or, to the Knowledge of Gem, threatened against Gem or any of its Subsidiaries. There is no agreement or Order binding upon Gem or any of its Subsidiaries which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Gem, any acquisition of material property by Gem or any of its Subsidiaries or the conduct of business by Gem or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on Gem’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(b) Each of Gem and its Subsidiaries holds all required Governmental Authorizations that are material to the operation of the business of Gem and Merger Sub as currently conducted (collectively, the “Gem Permits”). Section 4.14(b) of the Gem Disclosure Schedule identifies each Gem Permit. Each of Gem and its Subsidiaries is in material compliance with the terms of the Gem Permits. No Legal Proceeding is pending or, to the Knowledge of Gem, threatened in writing, which seeks to revoke, substantially limit, suspend, or materially modify any Gem Permit. The rights and benefits of each Gem Permit will be available to Gem and Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Gem and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.
(c) There are no Legal Proceedings pending or, to the Knowledge of Gem, threatened with respect to an alleged material violation by Gem or any of its Subsidiaries of the FDCA, PHSA, FDA regulations adopted thereunder, the Controlled Substances Act or any other similar Law promulgated by a Drug Regulatory Agency.
(d) Each of Gem and its Subsidiaries holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary for the conduct of the business of Gem and Merger Sub as currently conducted, and, as applicable, the development, testing, manufacturing, processing, storage, labeling, distribution and importation or exportation, as currently conducted, of any of its product candidates (the “Gem Product Candidates”) (the “Gem Regulatory Permits”) and no such Gem Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner other than immaterial adverse modifications. Gem has timely maintained and is in compliance in all material respects with the Gem Regulatory Permits and neither Gem nor or any of its Subsidiaries has, since the Gem Effective Date, received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Gem Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Gem Regulatory Permit. Except for the information and files identified in Section 4.14(d) of the Gem Disclosure Schedule, Gem has made available to the Company all information reasonably requested by the Company in Gem’s or its Subsidiaries’ possession or control relating to the Gem Product Candidates and the development, testing, manufacturing, processing, storage, labeling, distribution and importation or exportation of the Gem Product Candidates, including, but not limited to, complete copies of the following (to the extent there are any): (x) adverse event reports; pre-clinical, clinical and other study reports and material study data; inspection reports, notices of adverse findings, untitled letters, warning letters, filings and letters and other written correspondence to and from any Drug Regulatory Agency; and meeting minutes with any Drug Regulatory Agency and (y) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Authority. All such information are accurate and complete in all material respects.
(e) All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Gem or its Subsidiaries, in which Gem or its subsidiaries or their respective product candidates, including the Gem Product Candidates, have participated were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures, in material compliance with the applicable protocols, and in compliance in all material respects with the applicable regulations of the Drug Regulatory Agencies and other applicable Law, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58 and 312. Other than as set forth on Section 4.14(e) of the Gem Disclosure Schedule, neither Gem nor any of its Subsidiaries has received any written notices, correspondence, or other communications from any Drug Regulatory Agency requiring or, to the Knowledge of Gem, any action to place a clinical hold order on, or otherwise terminate, delay, or suspend any clinical studies conducted by or on behalf of, or sponsored by, Gem or any of its Subsidiaries or in which Gem or any of its Subsidiaries or its current product candidates, including the Gem Product Candidates, have participated. Further, no clinical investigator, researcher, or clinical staff participating in any clinical study conducted by or, to the Knowledge of Gem, on behalf of Gem has been disqualified from participating in studies involving the Gem Product Candidates, and to the Knowledge of Gem, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened or is pending.
(f) Neither Gem nor, to the Knowledge of Gem, any contract manufacturer with respect to any Gem Product Candidate is the subject of any pending or, to the Knowledge of Gem, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Gem, Gem and any contract manufacturer with respect to any Gem Product Candidate has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Gem, and, to the Knowledge of Gem, any contract manufacturer with respect to any Gem Product Candidate, or any of their respective officers, directors, employees or agents has been convicted of any crime or engaged in any conduct that could result in a material debarment or exclusion under (i) 21 U.S.C. Section 335a or (ii) any similar applicable Law, or is or has ever been debarred or excluded. To the Knowledge of Gem, no material debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against Gem, and to the Knowledge of Gem, any contract manufacturer with respect to any Gem Product Candidate, or any of its officers, employees or agents.
(g) All manufacturing operations conducted by, or to the Knowledge of Gem, for the benefit of, Gem in connection with any Gem Product Candidate, since the Gem Effective Date, have been and are being conducted in compliance in all material respects with applicable Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210 and 211, and the respective counterparts thereof promulgated by Governmental Authorities in countries outside the United States.
(h) No manufacturing site owned by Gem, and to the Knowledge of Gem, no manufacturing site of a contract manufacturer, with respect to any Gem Product Candidate, (i) is subject to a Drug Regulatory Agency shutdown or import or export prohibition or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter, or similar correspondence or notice from the FDA or other Governmental Authority alleging or asserting noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Governmental Authority, and, to the Knowledge of Gem, neither the FDA nor any other Governmental Authority is considering such action.
4.15 Legal Proceedings; Orders.
(a) Except as set forth in Section 4.15 of the Gem Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of Gem, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Gem or any of its Subsidiaries or any Gem Associate (in his or her capacity as such) or any of the material assets owned or used by Gem or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b) There is no Order to which Gem or any of its Subsidiaries, or any of the material assets owned or used by Gem or any of its Subsidiaries is subject. To the Knowledge of Gem, no officer or other Key Employee of Gem or any of its Subsidiaries is subject to any Order that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Gem or any of its Subsidiaries or to any material assets owned or used by Gem or any of its Subsidiaries.
4.16 Tax Matters.
(a) Each of Gem and its Subsidiaries has timely filed all federal income Tax Returns and other material Tax Returns that it was required to file under applicable Law. All such Tax Returns are true, correct and complete in all material respects and have been prepared in material compliance with all applicable Laws. No written claim has ever been made by a Governmental Authority in a jurisdiction where Gem or any of its Subsidiaries does not file Tax Returns that Gem or any such Subsidiary is subject to taxation by that jurisdiction.
(b) All material Taxes due and owing by Gem and each of its Subsidiaries (whether or not shown on any Tax Return) have been paid. Since the date of the Gem Unaudited Interim Balance Sheet, neither Gem nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.
(c) Each of Gem and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid by it in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.
(d) There are no Encumbrances for Taxes (other than Permitted Encumbrances) upon any of the assets of Gem or any of its Subsidiaries.
(e) No deficiencies for Taxes with respect to Gem or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Authority in writing that have not been resolved or settled in full. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of Gem or any of its Subsidiaries. Neither Gem nor any of its Subsidiaries (nor any of their predecessors) has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is currently in effect.
(f) Neither Gem nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than customary indemnification provisions in commercial contracts not primarily related to Taxes entered into in the Ordinary Course of Business, including with vendors, customers, lenders and landlords.
(g) Neither Gem nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is Gem). Neither Gem nor any of its Subsidiaries has any material Liability for the Taxes of any Person (other than Gem and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law) or as a transferee or successor.
(h) Neither Gem nor any of its Subsidiaries has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.
(i) Neither Gem nor any of its Subsidiaries has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2) or any analogous provision of state or local Law.
(j) Section 4.16(j) of the Gem Disclosure Schedule sets forth the entity classification of each of Gem’s Subsidiaries for U.S. federal income tax purposes under Section 7701 of the Code.
(k) Neither Gem nor any of its Subsidiaries is aware of any facts or has knowingly taken or agreed to take or refrain from taking any action, in each case, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(l) There is no outstanding power of attorney from Gem or any of its Subsidiaries authorizing anyone to act on behalf of Gem or any of its Subsidiaries in connection with any Tax, Tax Return or action relating to any Tax or Tax Return of Gem or any of its Subsidiaries.

(m) Neither Gem nor its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, any taxable period (or a portion thereof) ending after the Closing Date as a result of any of the following that occurred or existed on or prior to the Closing Date: (i) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), (ii) an installment sale or open transaction, (iii) a prepaid amount received outside the Ordinary Course of Business, (iv) an intercompany item under Treasury Regulations Section 1.1502-13 or an excess loss account under Treasury Regulations Section 1.1502-19, (v) a change in the accounting method of Gem pursuant to Section 481 of the Code or any corresponding or similar provision of state, local or non-U.S. income Tax Law or the use of a method of accounting with respect to any transaction that occurred on or before the Closing Date; or (vi) any inclusion under Section 965 of the Code.
4.17 Employee and Labor Matters; Benefit Plans.
(a) The employment of Gem’s employees is terminable by Gem at will, subject to any notice provisions of applicable employment agreements. Gem has made available to the Company accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of Gem Associates to the extent currently effective and material.
(b) Neither Gem nor any of its Subsidiaries is a party to, bound by, nor has any duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of Gem, purporting to represent or seeking to represent any employees of Gem.
(c) Section 4.17(c) of the Gem Disclosure Schedule lists all material Gem Employee Plans.
(d) Each Gem Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of Gem, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Gem Employee Plan or require corrective action to the IRS or Employee Plan Compliance Resolution System to maintain such qualification.
(e) Each Gem Employee Plan has been established, operated and administered in compliance, in all material respects, with its terms all applicable Law, including, without limitation, the Code, ERISA and the Affordable Care Act. No Legal Proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Gem, threatened with respect to any Gem Employee Plan. All payments and/or contributions required to have been made by Gem with respect to all Gem Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Gem Employee Plan and applicable Law.
(f) Neither Gem nor any of its ERISA Affiliates has ever maintained, contributed to, or been required to contribute to or had any liability or obligation (including on account of any ERISA Affiliate) with respect to (i) any “employee benefit plan” that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code, (iv) any Multiple Employer Plan, or (v) any Multiple Employer Welfare Arrangement. Neither Gem nor any of its ERISA Affiliates has ever incurred any liability under Title IV of ERISA that has not been paid in full.
(g) No Gem Employee Plan provides for health care or any other non-pension benefits to any service provider beyond termination of service or retirement (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state Law or as cash severance). No Gem Employee Plan provides major medical health or long-term disability benefits that are not fully insured through an insurance contract.
(h) No Gem Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.
(i) Each Gem Employee Plan that constitutes in any part a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) has been operated and maintained in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the applicable guidance thereunder. No payment to be made under any Gem Employee Plan is or, to the Knowledge of Gem, will be subject to the penalties of Section 409A(a)(1) of the Code.
(j) Any transfer of property by Gem or any of its Subsidiaries which was subject to a substantial risk of forfeiture and which would otherwise have been subject to taxation under Section 83(a) of the code is covered by a valid and timely filed election under Section 83(b) of the Code, and a copy of such election has been provided to Gem
(k) Gem is and since January 1, 2019 has been in material compliance with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to the employees of Gem: (i) has withheld and reported all material amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing and (iii) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). To the Knowledge of Gem, there are no pending or threatened or reasonably anticipated claims or actions against Gem, any Gem trustee or any trustee of any Subsidiary under any workers’ compensation policy or long-term disability policy that would result in a material liability to Gem. Gem is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or Governmental Authority with respect to employment practices.
(l) Gem has no material liability with respect to any misclassification since January 1, 2019 of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. Gem has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under the WARN Act or any similar state or local law that remains unsatisfied.
(m) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting Gem. No event has occurred within the past six months, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.
(n) Gem is not, nor has Gem been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of Gem, threatened or reasonably anticipated relating to any employment contract, employment termination, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Gem Associate, including charges of unfair labor practices or discrimination complaints.
(o) No Gem Employee Plan provides for any tax “gross-up” or similar “make-whole” payments.
(p) Except as set forth on Section 4.17(p) of the Gem Disclosure Schedule, none of the execution and delivery of this Agreement, the shareholder approval of this Agreement, or the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of Gem or any of its Subsidiaries; (ii) further restrict any rights of Gem to amend or terminate any Gem Employee Plan;

(iii) result in the forgiveness of any indebtedness of any employee, officer, director or other service provider of Gem or any of its Subsidiaries to Gem or its Subsidiaries or (iv) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).
4.18 Environmental Matters. Since the Gem Effective Date, Gem has complied with all applicable Environmental Laws, which compliance includes the possession by Gem of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Gem Material Adverse Effect. Gem has not received since the Gem Effective Date, any written notice or other communication (in writing or otherwise), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that Gem is not in compliance with any Environmental Law, and, to the Knowledge of Gem, there are no circumstances that may prevent or interfere with Gem’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Gem Material Adverse Effect. To the Knowledge of Gem: (i) no current or prior owner of any property leased or controlled by Gem has received since the Gem Effective Date, any written notice or other communication relating to property owned or leased at any time by Gem, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or Gem is not in compliance with or violated any Environmental Law relating to such property and (ii) Gem has no material liability under any Environmental Law.
4.19 Insurance. Gem has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Gem and Merger Sub. Each of such insurance policies is in full force and effect and Gem and Merger Sub are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since the Gem Effective Date, Gem has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of Gem and Merger Sub has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against Gem for which Gem has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Gem of its intent to do so.
4.20 Transactions with Affiliates. Except as set forth in the Gem SEC Documents filed prior to the date of this Agreement, since the date of Gem’s last annual report on Form 10-K for the year ended December 31, 2021 proxy statement filed in 2021 with the SEC, no event has occurred that would be required to be reported by Gem pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 4.20 of the Gem Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of Gem as of the date of this Agreement.
4.21 No Financial Advisors. Except as set forth on Section 4.21 of the Gem Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Gem.
4.22 Valid Issuance. The Gem Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.
4.23 Privacy and Data Security. Gem has complied with all applicable Privacy Laws and the applicable terms of any Gem Contracts relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with Gem in connection with the operation of Gem’s business, except for such non-compliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Gem Material Adverse Effect. To the Knowledge of Gem, Gem has implemented and maintains reasonable Privacy Policies and has complied with its Privacy Policies, except for such non-compliance as has not to the Knowledge of the Gem had, and would not reasonably be expected to have, individually or in the aggregate, a Gem Material Adverse Effect. To the Knowledge of Gem, as of the date hereof, no claims have been asserted or threatened against Gem by any Person alleging a violation of Privacy Laws, Privacy Policies and/or the applicable terms of any Gem Contracts relating to privacy, security, collection or use of Personal Information of any individuals. To the Knowledge of Gem, there have been no data security incidents, personal data breaches or other adverse events or incidents related to Personal Information or Gem data in the custody or control of Gem or any service provider acting on behalf of Gem, in each case where such incident, breach or event would result in a notification obligation to any Person under applicable law or pursuant to the terms of any Gem Contract.
4.24 No Other Representations or Warranties. Gem hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Gem, Merger Sub or stockholders or any of their respective Affiliates in connection with the Contemplated Transactions, and (subject to the express representations and warranties of the Company set forth in Section 3 (in each case as qualified and limited by the Company Disclosure Schedule)) none of Gem, Merger Sub or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).
Section 5. Certain Covenants of the Parties.
5.1 Operation of Gem’s Business.
(a) Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 10 and the Effective Time (the “Pre-Closing Period”), Gem shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Gem Material Contracts.
(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.1(b) of the Gem Disclosure Schedule, (iii) as required by applicable Law, (iv) in connection with a Gem Asset Disposition, or (v) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Gem shall not and shall cause its Subsidiaries to not:
(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Gem Common Stock from terminated employees, directors or consultants of Gem), provided, that, for the avoidance of doubt and notwithstanding anything else in this Agreement to the contrary, Gem may, at any time and from time to time, distribute, dividend, assign or otherwise transfer any cash and/or any of its assets or rights in respect of its existing assets or business, including Contingent Value Rights under the CVR Agreement (collectively, the “Dividends”);
(ii) other than as required pursuant to the terms of the Gem ESPP in effect as of the date of this Agreement, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for Gem Common Stock issued upon the valid exercise or settlement of outstanding Gem Options or Gem RSUs, as applicable and except for any adjustment and/or Dividend made by Gem, as determined by the Gem Board, to any Gem Options, Gem RSUs and other equity interests in connection with the CVRs), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;
(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions and the Nasdaq Reverse Split;
(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, or (C) guarantee any debt securities of others;
(vi) other than in the Ordinary Course of Business: (A) adopt, establish or enter into any Gem Employee Plan, (B) cause or permit any Gem Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations pursuant to any Gem Employee Plan), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants or (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants;
(vii) enter into any material transaction;
(viii) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties;
(ix) make (other than consistent with past practice), change or revoke any material Tax election; file any material amendment to any Tax Return or adopt or change any material accounting method in respect of Taxes; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (other than commercial Contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes); enter into any closing agreement with respect to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;
(x) take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent the Merger from qualifying for the U.S. Tax Treatment;
(xi) other than with respect to the Gem Asset Disposition or in the Ordinary Course of Business, enter into, amend or terminate any Gem Material Contract;
(xii) terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy other than in the Ordinary Course of Business; or
(xiii) agree, resolve or commit to do any of the foregoing.
Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Gem prior to the Effective Time. Prior to the Effective Time, Gem shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
5.2 Operation of the Company’s Business.
(a) Except as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless Gem shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period each of the Company and its Subsidiaries shall use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Company Material Contracts.
(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 5.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Gem (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:
(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of Company Capital Stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company);

(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(iii) other than as required pursuant to the terms of any Company Employee Plan in effect as of the date of this Agreement or applicable Law and except as contemplated by the Company Preferred Stock Conversion, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for shares of outstanding Company Common Stock issued upon the valid exercise of Company Options), (B) any option, warrant or right to acquire any capital stock or any other security, other than grants of incentive equity awards to newly hired employees (which shall be in a number and on terms and conditions consistent with the Company’s past practice and granted in accordance with applicable Law) or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;
(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $1,000,000 (to the extent such expenditures are incurred in the Ordinary Course of Business);
(vi) other than in the Ordinary Course of Business: (A) adopt, establish or enter into any Company Employee Plan, (B) cause or permit any Company Employee Plan to be amended other than as required by Law, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations pursuant to any Company Employee Plan), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees or (D) increase the severance, retention, or change of control benefits offered to any current or new employees, directors or consultants;
(vii) enter into any material transaction outside the Ordinary Course of Business;
(viii) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;
(ix) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);
(x) make (other than consistent with past practice), change or revoke any material Tax election; file any material amendment to any Tax Return or adopt or change any material accounting method in respect of Taxes; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (other than commercial Contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes); enter into any closing agreement with respect to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;
(xi) take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent the Merger from qualifying for the U.S. Tax Treatment;
(xii) other than in the Ordinary Course of Business, enter into, amend or terminate any Company Material Contract;
(xiii) (A) materially change pricing or royalties or other payments set or charged by the Company or any of its Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to the Company or any of its Subsidiaries; or

(xiv) agree, resolve or commit to do any of the foregoing.
(c) Nothing contained in this Agreement shall give Gem, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
(d) The Company shall not agree to any amendment, termination or other modification of the agreement (or any addendum to the agreement) listed on Schedule 8.11 of this Agreement without the prior written consent of Gem.
5.3 Access and Investigation.
(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Gem, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries, (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request, (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief executive officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem reasonably necessary and (d) make available to the other Party copies of any material notice, report or other document filed with or sent to or received from any Governmental Authority in connection with the Contemplated Transactions. Any investigation conducted by either Gem or the Company pursuant to this Section 5.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.
(b) Notwithstanding anything herein to the contrary in this Section 5.3, no access or examination contemplated by this Section 5.3 shall be permitted to the extent that it would require any Party or its Subsidiaries to (i) waive the attorney-client privilege or attorney work product privilege, (ii) violate any applicable Law or (iii) breach such Party’s confidentiality obligations to a third party as in effect as of the date of this Agreement; provided, that such Party or its Subsidiary (I) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (II) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (III) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver and (IV) in the case of subsection (iii) above, upon the other Party’s reasonable request, such Party shall use its reasonable efforts to obtain such third party’s consent to permit such other Party access to such information, subject to appropriate confidentiality protections.
5.4 No Solicitation.
(a) Each of Gem and the Company agrees that, during the Pre-Closing Period, except as set forth in this Section 5.4, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, seek, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such Party to any Person (other than the Company or Gem) in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 6.2 and Section 6.3), (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction, or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to the approval of this Agreement by a Party’s stockholders (i.e., the Required Company Stockholder Vote, in the case of the Company and its Subsidiaries, or the Required Gem Stockholder Vote in the case of Gem), such Party may furnish non-public information regarding such Party and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such Party’s board of directors determines in good faith, after consultation with such Party’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither such Party nor any Representative of such Party shall have breached this Section 5.4, (B) the board of directors of such Party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would constitute a violation of the board of directors’ fiduciary duties under applicable Law, (C) at least two (2) Business Days prior to initially furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person, (D) such Party receives from such Person an executed Acceptable Confidentiality Agreement and (E) at least two (2) Business Days prior to furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party, would constitute a breach of this Section 5.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by such Party for purposes of this Agreement.
(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than twenty-four hours after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.
(c) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person as soon as reasonably practicable after the date of this Agreement.
5.5 Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Gem, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party, (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 7, 8 and 9, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Schedule or the Gem Disclosure Schedule for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or (y) determining whether any condition set forth in Section 7, 8 or 9 has been satisfied. Any failure by either Party to provide notice pursuant to this Section 5.5 shall not be deemed to be a breach for purposes of Section 8.2 or 9.2, as applicable, unless such failure to provide such notice was knowing and intentional.
5.6 CVR Arrangements. Prior to the Effective Time, Gem, a Holders’ Representative and a Rights Agent shall execute the CVR Agreement.

5.7 Gem Asset Disposition. The Company and Gem agree that Gem may, without the prior written consent of the Company, sell, assign, license, or otherwise dispose of, in one or more transactions some or all of its non-cash assets at any time prior to or concurrent with the Closing, provided that such sale or disposition is also approved by the Gem Board of Directors or a committee thereof (each a “Gem Asset Disposition”). Notwithstanding the foregoing, Gem may not enter into any agreement with respect to a Gem Asset Disposition that would result in a Material Continuing Obligation without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), provided, however, that in the event that Gem intends to enter into any agreement with respect to a Gem Asset Disposition that would be reasonably likely to result in a material continuing obligation or liability of either Gem or the Company on or after the Closing that is not a Material Continuing Obligation, Gem shall provide the Company with written notice of such Gem Asset Disposition at least ten (10) Business Days prior to the consummation of such Gem Asset Disposition, which notice shall include a summary of the material terms relating to such Gem Asset Disposition (including any potential material continuing obligations or liabilities). Notwithstanding anything in this Agreement to the contrary, for clarity, this Section 5.7 shall not apply to any liability or obligation if such liability or obligation will be a deduction to Gem Net Cash pursuant to the definition thereof.
Section 6. Additional Agreements of the Parties.
6.1 Registration Statement; Proxy Statement.
(a) As promptly as practicable after the date of this Agreement, (i) Gem shall, in cooperation with the Company, prepare and file with the SEC a proxy statement relating to the Gem Stockholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) Gem, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Gem Common Stock to be issued by virtue of the Merger. Each of Gem and the Company shall use their reasonable best efforts to respond promptly to any comments of the SEC or its staff and to cause the Registration Statement to become effective as promptly as practicable, and shall take all or any action required under any applicable federal, state, securities and other Laws in connection with the issuance of shares of Gem Common Stock pursuant to the Merger. Each of the Parties shall furnish all information concerning itself and their Affiliates, as applicable, to the other Parties as the other Parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement.
(b) Gem covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company or its Subsidiaries to Gem for inclusion in the Registration Statement (including the Company Financials) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Gem makes no covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the Company or its Subsidiaries or any of their Representatives for inclusion therein.
(c) Each of the Parties shall cause the Proxy Statement to be mailed to Gem’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. If Gem, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Gem stockholders.
(d) The Company shall reasonably cooperate with Gem and provide, and cause its Representatives to provide, Gem and its Representatives, with all accurate and complete information regarding the Company or its Subsidiaries that is required by Law to be included in the Registration Statement or reasonably requested by Gem to be included in the Registration Statement. Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Gem a letter of the Company’s independent accounting firm, dated no more than two (2) Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Gem), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.
(e) As promptly as reasonably practicable following the date of this Agreement the Company will furnish to Gem unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). The Company Interim Financial Statements for the three and six months ended June 30, 2022 shall be furnished to Gem no later than August 31, 2022. Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.
6.2 Company Stockholder Written Consent.
(a) Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than 5:00p.m. Eastern Time on the date that is the second (2nd) Business Day after the Registration Statement has been declared effective under the Securities Act, the Company shall obtain the approval by written consent from Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions (including the Merger), (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL. Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions. Promptly following receipt of the duly executed Company Stockholder Written Consent, the Company shall deliver a copy of the duly executed Company Stockholder Written Consent to Parent, accompanied by a certificate signed by the Chief Executive Officer of the Company certifying to the accuracy and completeness of such Company Stockholder Written Consent.
(b) Promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”), in accordance with Section 228(e) of the DGCL, to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) include a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description notice of the availability of appraisal rights of the Company’s stockholders available under Section 262 of the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 6.2(b) shall be subject to Gem’s advance review and reasonable approval.

(c) The Company agrees that, subject to Section 6.2(d): (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 6.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”) and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Gem, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Gem or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.
(d) Notwithstanding anything to the contrary contained in Section 6.2(c), and subject to compliance with Section 5.4 and Section 6.2, if at any time prior to approval and adoption of this Agreement by the Required Company Stockholder Vote, the Company receives a bona fide written Superior Offer, the Company Board may withhold, amend, withdraw or modify the Company Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Gem (collectively, a “Company Board Adverse Recommendation Change”) if, but only if, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would constitute a violation of the Company Board’s fiduciary duties under applicable Law, (ii) the Company has, and has caused its financial advisors and outside legal counsel to, during the Notice Period (as defined below), negotiate with Gem in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (iii) if after Gem shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would constitute a violation of the Company Board’s fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) Gem receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four (4) Business Days in advance of the Company Board Adverse Recommendation Change (the “Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Notice Period, Gem shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with Gem in good faith (to the extent Gem desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Gem with notice of such material amendment and the Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.2(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).
(e) The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 6.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any Company Board Adverse Recommendation Change.
6.3 Gem Stockholder Meeting.
(a) Gem shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Gem Common Stock to consider and vote to approve this Agreement and the Contemplated Transactions, including the issuance of the shares of Gem Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, an amendment to Gem’s certificate of incorporation to effect the Nasdaq Reverse Split, and the approval of the Equity Plan Amendments (collectively, the “Gem Stockholder Matters” and such meeting, the “Gem Stockholder Meeting”). The Gem Stockholder Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in any event no later than forty-five (45) days after the effective date of the Registration Statement. Gem shall take reasonable measures to ensure that all proxies solicited in connection with the Gem Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Gem Stockholder Meeting, or a date preceding the date on which the Gem Stockholder Meeting is scheduled, Gem reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Gem Stockholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of Gem Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Gem Stockholder Meeting, Gem may postpone or adjourn, or make one or more successive postponements or adjournments of, the Gem Stockholder Meeting as long as the date of the Gem Stockholder Meeting is not postponed or adjourned more than an aggregate of forty (40) days in connection with any postponements or adjournments.
(b) Gem agrees that, subject to Section 6.3(c): (i) the Gem Board shall recommend that the holders of Gem Common Stock vote to approve the Gem Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 6.3(a) above, (ii) the Proxy Statement shall include a statement to the effect that the Gem Board recommends that Gem’s stockholders vote to approve the Gem Stockholder Matters (the recommendation of the Gem Board being referred to as the “Gem Board Recommendation”) and (iii) the Gem Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Gem Board shall not publicly propose to withhold, amend, withdraw or modify the Gem Board Recommendation) in a manner adverse to the Company, and no resolution by the Gem Board or any committee thereof to withdraw or modify the Gem Board Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “Gem Board Adverse Recommendation Change”).
(c) Notwithstanding anything to the contrary contained in Section 6.3(b), and subject to compliance with Section 5.4 and Section 6.3, if at any time prior to the approval of Gem Stockholder Matters by the Required Gem Stockholder Vote, Gem receives a bona fide written Superior Offer, the Gem Board may make a Gem Board Adverse Recommendation Change if, but only if: in the receipt of and on account of such Superior Offer, (i) the Gem Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Gem Board Adverse Recommendation Change would constitute a violation of the Gem Board’s fiduciary duties under applicable Law, (ii) Gem has, and has caused its financial advisors and outside legal counsel to, during the Notice Period, negotiate with Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (iii) if after the Company shall have delivered to Gem a written offer to alter the terms or conditions of this Agreement during the Notice Period, the Gem Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Gem Board Recommendation would constitute a violation of its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (1) the Company receives written notice from Gem confirming that the Gem Board has determined to change its recommendation during the Notice Period, which notice shall include a description in reasonable detail of the reasons for such Gem Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (2) during any Notice Period, the Company shall be entitled to deliver to Gem one or more counterproposals to such Acquisition Proposal and Gem will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (3) in the event of any material amendment to any Superior Offer (including any revision in price or percentage of the combined company that Gem’s stockholders would receive as a result of such potential Superior Offer), Gem shall be required to provide the Company with notice of such material amendment and the Notice Period shall be extended, if applicable, to ensure that at least two (2) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.3(c) and the Gem Board shall not make a Gem Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).
(d) Gem’s obligation to call, give notice of and hold the Gem Stockholder Meeting in accordance with Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the Gem Board Recommendation.
(e) Nothing contained in this Agreement shall prohibit Gem or the Gem Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by Gem or the Gem Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Gem is unable to take a position with respect to the bidder’s tender offer unless the Gem Board determines in good faith, after consultation with its outside legal counsel, that such statement would constitute a violation of the Gem Board’s fiduciary duties under applicable Law.
6.4 Efforts; Regulatory Approvals.
(a) The Parties shall use reasonable best efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect, (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.
(b) Notwithstanding the generality of the foregoing, each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Authority with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Authority. The Company and Gem shall respond as promptly as is practicable to respond in compliance with: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Authority in connection with antitrust or competition matters. Each of the Parties will promptly notify the other Party of the details of any material communication it receives from any Governmental Authority relating to the matters that are subject to this Agreement, and permit the other Party to review in advance, to the extent permitted by Law, any proposed material communication to any Governmental Entity. Each of the Parties will provide the other Party with advance notice of and, to the extent permitted by such Governmental Entity, give the other party the opportunity to attend and participate in any meeting with the Governmental Entity in respect of any filings, investigations, or other inquiries. Subject to applicable Laws, the Parties will coordinate and cooperate fully and promptly with one another in exchanging such information and providing such assistance as the other Party may reasonably request in connection with the foregoing. Subject to applicable Laws, each of the Parties will provide, or cause to be provided, to the other, copies of all material correspondence, filings, or communications between them or any of their Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to the Merger.
6.5 Company Options.
(a) Subject to Section 6.5(c), at the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time and that, following assumption by Gem at the Effective Time, will be eligible to be registered on Form S-8, whether or not vested, shall be assumed and converted into an option to purchase Gem Common Stock (an “Assumed Option”) in a manner consistent with the requirements of Section 409A and, for Company Options qualified under Section 422 of the Code, Section 424 of the Code, and Gem shall assume the Company Plan All other Company Options shall be cancelled immediately prior to the Effective Time. All rights with respect to Company Common Stock under Company Options assumed by Gem shall thereupon be converted into rights with respect to Gem Common Stock. Accordingly, from and after the Effective Time: (i) each Assumed Option may be exercised solely for shares of Gem Common Stock, (ii) the number of shares of Gem Common Stock subject to each Assumed Option shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Assumed Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Gem Common Stock and (iii) the per share exercise price of each Assumed Option shall be determined by dividing (A) the per share exercise price of such Assumed Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent. Each Assumed Option shall otherwise continue to be subject to substantially the same terms and conditions (including the vesting arrangements and other terms and conditions set forth in the Company Plan and the applicable stock option or other agreement) as in effect and applicable to the Assumed Option immediately prior to the Effective Time; provided, however, that: (A) to the extent provided under the terms of a Company Option, each Assumed Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Gem Common Stock subsequent to the Effective Time and (B) the Gem Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Assumed Option and the Company Plan.
(b) Gem shall file with the SEC, as soon as reasonably practicable after the Effective Time, a registration statement on Form S-8, if available for use by Gem, relating to the shares of Gem Common Stock issuable with respect to Assumed Options.
(c) Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Plan and otherwise) to effectuate the provisions of this Section 6.5 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 6.5.
6.6 Gem Options and RSUs.
(a) Prior to the Closing, the Gem Board shall have adopted appropriate resolutions and taken all other actions to the extent necessary and appropriate to provide that (i) outstanding Gem Options and Gem RSUs shall be treated in accordance with their terms and the terms of any applicable Company Plan and/or (ii) in accordance with the treatment described on Schedule 6.6.
(b) Prior to the Closing, the Gem Board shall approve the Equity Plan Amendments, cause the adoption of such Equity Plan Amendments to be included in the Proxy Statement as a matter for approval at the Gem Shareholder Meeting, and recommend to the Gem stockholders the approval of such matters.
6.7 Employee Benefits. Gem and the Company shall cause Gem to comply with the terms of any employment, severance, retention, change of control, or similar agreement specified on Section 4.17(c) of the Gem Disclosure Schedule, subject to the provisions of such agreements. Gem or the Company shall make available group health plan coverage satisfying the requirements of COBRA to any employee or former employee of Gem (and their respective dependents) whose “qualifying event” (within the meaning of COBRA) occurred prior to or in connection with the Merger, and Gem or the Company shall otherwise discharge and be responsible for all liabilities related to COBRA. Gem and the Company agree that the Merger shall constitute or be deemed to constitute a “change of control” or “change in control” for purposes of the Gem Employee Plans and any awards issued thereunder and for purposes of any Gem Employee Plan maintained for current or former employees or directors of or independent contractors to Gem.
6.8 Indemnification of Officers and Directors.
(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Gem and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Gem or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Gem or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Gem and the Surviving Corporation, jointly and severally, upon receipt by Gem or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Gem, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. Without otherwise limiting the D&O Indemnified Parties’ rights with regards to counsel, following the Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Wilmer Cutler Pickering Hale and Dorr LLP or such other counsel selected by the D&O Indemnified Parties.
(b) The provisions of the certificate of incorporation and bylaws of Gem with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Gem that are presently set forth in the certificate of incorporation and bylaws of Gem shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Gem, unless such modification is required by applicable Law. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Gem shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Gem.
(c) From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Gem shall fulfill and honor in all respects the obligations of Gem to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Gem’s Organizational Documents and pursuant to any indemnification agreements between Gem and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.
(d) From and after the Effective Time, Gem shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Gem. In addition, Gem shall purchase, prior to the Effective Time, a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Gem’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Gem’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Gem by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Contemplated Transactions or in connection with Gem’s initial public offering of shares of Gem Common Stock).
(e) From and after the Effective Time, Gem and the Surviving Corporation shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 6.8 in connection with their enforcement of the rights provided to such persons in this Section 6.8.
(f) The provisions of this Section 6.8 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Gem and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(g) In the event Gem or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Gem or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.8. Gem shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 6.8.
6.9 Disclosure. The Parties shall use their commercially reasonable efforts to agree to the text of a mutually acceptable joint initial press release and Gem’s Form 8-K announcing the execution and delivery of this Agreement. Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any of its Representative to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Gem may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Gem in compliance with this Section 6.9. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.3(d) or with respect to any Acquisition Proposal, Gem Board Adverse Recommendation Change or Company Board Adverse Recommendation Change, as applicable, or with respect to Gem only, pursuant to Section 6.3(e).
6.10 Listing. At or prior to the Effective Time, Gem shall use its commercially reasonable efforts to (a) maintain its existing listing on Nasdaq until the Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Gem Common Stock to be issued in connection with the Contemplated Transactions and to cause such shares to be approved for listing (c) prepare and timely submit to Nasdaq a notification form of the Nasdaq Reverse Stock Split and to submit a copy of the amendment to Gem’s certificate of incorporation effect the Nasdaq Reverse Split and other amendments contemplated by Section 2.4 certified by the Secretary of State of the State of Delaware, to Nasdaq on the Closing Date; and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist the Company in preparing and filing an initial listing application for the Gem Common Stock on Nasdaq (the “Nasdaq Listing Application”). The Party not filing the Nasdaq Listing Application will cooperate with the other Party as reasonably requested by such filing Party with respect to the Nasdaq Listing Application and promptly furnish to such filing Party all information concerning itself and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 6.10.
6.11 Tax Matters.
(a) The Company shall (and shall cause its Affiliates to) provide any information reasonably requested to allow Gem to comply with any information reporting or withholding requirements contained in the Code or other applicable Laws with respect to the transactions contemplated by, or any payment made in connection with, this Agreement.
(b) All transfer, documentary, sales, use, value added, goods and services, stamp, registration, notarial fees and other similar Taxes and fees (collectively, “Transfer Taxes”), shall be paid by the Surviving Corporation. After the Closing Date, the Surviving Corporation will prepare and file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes that are required to be filed after the Closing Date, and, if required by applicable Law, Gem will, and will cause its Affiliates to, cooperate and join in the execution of any such Tax Returns and other documentation, as applicable. Each Party shall (and shall cause its Affiliates to) provide certificates or forms, and timely execute any Tax Returns, that are necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax.

(c) Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
6.12 Legends. Gem shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Gem Common Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of Gem for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Gem Common Stock. Section 6.12 of the Company Disclosure Schedule sets forth a list of those persons who are, in the Company’s reasonable judgment, “affiliates” of the Company within the meaning of Rule 145 promulgated under the Securities Act (“Rule 145 Affiliates”). The Company shall notify Gem in writing regarding any change in the identity of its Rule 145 Affiliates prior to the Closing Date. Gem shall be entitled to place appropriate legends on the certificates evidencing any shares of Merger Consideration to be received by Rule 145 Affiliates of the Company in the Merger reflecting the restrictions set forth in Rule 145 promulgated under the Securities Act and to issue appropriate stop transfer instructions to the transfer agent for Gem.
6.13 Directors.
(a) Until successors are duly elected or appointed and qualified in accordance with applicable Law, the Parties shall use reasonable best efforts and take all necessary action so that the Persons listed in Annex C are elected or appointed, as applicable, to the positions of officers and directors of Gem and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time. If any Person listed in Annex C is unable or unwilling to serve as officer or director of Gem or the Surviving Corporation, as set forth therein, the Party appointing such Person (as set forth on Annex C) shall designate a successor.
(b) On the Closing Date, Gem shall enter into customary indemnification agreements reasonably satisfactory to the Company with each individual to be appointed to, or serving on, the board of directors of Gem upon the Closing, which indemnification agreements shall continue to be effective following the Closing.
6.14 Termination of Certain Agreements and Rights. The Company shall cause any stockholders agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between the Company and any holders of Company Common Stock or Preferred Stock, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director designation rights but excluding the Form of the Registration Rights Agreement attached to the Subscription Agreement and which is expected to be entered into in connection with the Company Pre-Closing Financing (collectively, the “Investor Agreements”), to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of the Surviving Corporation.
6.15 Section 16 Matters. Prior to the Effective Time, Gem shall take all such steps as may be required to cause any acquisitions of Gem Common Stock and any options to purchase Gem Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Gem, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
6.16 Allocation Certificate. The Company will prepare and deliver to Gem at least ten (10) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of the Company in a form reasonably acceptable to Gem setting forth (as of immediately prior to the Effective Time) (a) each holder of Company Capital Stock or Company Options, (b) such holder’s name and address, (c) the number and type of Company Capital Stock held and/or underlying the Company Options as of the Closing Date for each such holder and (d) the number of shares of Gem Common Stock to be issued to such holder, or to underlie any Gem Option to be issued to such holder, pursuant to this Agreement in respect of the Company Capital Stock or Company Options held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).

6.17 Nasdaq Reverse Split. Gem shall submit to Gem’s stockholders at the Gem Stockholder Meeting a proposal to approve and adopt an amendment to Gem’s certificate of incorporation to authorize the Gem Board to effect the Nasdaq Reverse Split.
6.18 Takeover Statutes. If any takeover statute is or may become applicable to the Contemplated Transactions, each of the Company, the Company Board, Gem and the Gem Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.
6.19 Stockholder Litigation. Each Party shall keep the other Party reasonably informed regarding any stockholder litigation against Gem or any of its directors relating to this Agreement or the Contemplated Transactions (“Transaction Litigation”). Prior to the Closing, Gem shall have the right to control the defense and settlement of any litigation related to this Agreement or the Contemplated Transactions, but shall reasonably consult with and permit the Company and its Representatives to participate in consideration to the Company’s advice with respect to Transaction Litigation. Gem shall promptly advise the Company of the initiation of, and shall keep the Company reasonably apprised of any material developments in connection with, any such Transaction Litigation.
6.20 Gem SEC Documents. From the date of this Agreement until the Effective Time, Gem shall use reasonable best efforts to timely file with the SEC all Gem SEC Documents. As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each Gem SEC Document filed by Gem with the SEC shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act.
6.21 Obligations of Merger Sub. Gem will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.
Section 7. Conditions Precedent to Obligations of Each Party.
The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:
7.1 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.
7.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction and remain in effect, no investigation by a Governmental Authority with respect to the consummation of the Contemplated Transactions is known to be pending, and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.
7.3 Stockholder Approval. (a) Gem shall have obtained the Required Gem Stockholder Vote and (b) the Company shall have obtained the Required Company Stockholder Vote.
7.4 Listing. The approval of the listing of the additional shares of Gem Common Stock on Nasdaq shall have been obtained and the shares of Gem Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.
Section 8. Additional Conditions Precedent to Obligations of Gem and Merger Sub.
The obligations of Gem and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Gem, at or prior to the Closing, of each of the following conditions:
8.1 Accuracy of Representations. The Company Fundamental Representations shall have been accurate and complete in all respects as of the date of this Agreement and shall be accurate and complete on and as of the

Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be accurate and complete as of such date). The Company Capitalization Representations shall have been accurate and complete in all respects as of the date of this Agreement and shall be accurate and complete on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been accurate and complete, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been accurate and complete as of the date of this Agreement and shall be accurate and complete on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so accurate and complete would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been accurate and complete, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
8.2 Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.
8.3 Closing Certificate. Gem shall have received a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (a) that the conditions set forth in Sections 8.1, 8.2, 8.5 and 8.7 have been duly satisfied and (b) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 6.16 is true and accurate in all respects as of the Closing Date.
8.4 FIRPTA Certificate. On or no more than thirty (30) days prior to the Closing Date, the Company shall deliver to Gem a properly executed certification that shares of Company Capital Stock are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which shall be filed by Gem with the IRS following the Closing within the time period specified in Treasury Regulations Section 1.897-2(h)(2))) in accordance with the provisions of Treasury Regulations section 1.897-2(h)(2).
8.5 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.
8.6 Company Lock-Up Agreements. The Company Lock-Up Agreements will continue to be in full force and effect as of immediately following the Effective Time.
8.7 Termination of Investor Agreements. The Investor Agreements shall have been terminated.
8.8 Company Preferred Stock Conversion. The Company shall have effected a conversion of all Company Preferred Stock into Company Common Stock as of immediately prior to the Effective Time (the “Company Preferred Stock Conversion”).
8.9 Third Party Consents. The Company shall have obtained and delivered to Gem (i) all consents and approvals of third parties listed in Schedule 8.10 and (ii) any other consent or approval of any third party (other than a Governmental Entity) the failure of which to obtain, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect.
8.10 Dividend. Each of the Dividends, if any, shall have been declared and the record dates with respect to such declared Dividend shall have occurred.
8.11 Agreement Addendum. The agreement (and the specified addendum to the agreement) listed on Schedule 8.11 of this Agreement shall remain in full force and effect.

Section 9. Additional Conditions Precedent to Obligation of the Company.
The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:
9.1 Accuracy of Representations. Each of the Gem Fundamental Representations shall have been accurate and complete in all respects as of the date of this Agreement and shall be accurate and complete on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be accurate and complete as of such date). The Gem Capitalization Representations shall have been accurate and complete as of the date of this Agreement and shall be accurate and complete on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been accurate and complete, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of Gem and Merger Sub contained in this Agreement (other than the Gem Fundamental Representations and the Gem Capitalization Representations) shall have been accurate and complete as of the date of this Agreement and shall be accurate and complete on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be accurate and complete would not reasonably be expected to have a Gem Material Adverse Effect (without giving effect to any references therein to any Gem Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been accurate and complete, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Gem Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
9.2 Performance of Covenants. Gem and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.
9.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:
(a) a certificate executed by the Chief Executive Officer of Gem confirming that the conditions set forth in Sections 9.1, 9.2, and 9.4 have been duly satisfied; and
(b) written resignations in forms reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing, executed by the officers and directors of Gem who are not to continue as officers or directors of Gem pursuant to Section 6.13.
9.4 No Gem Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Gem Material Adverse Effect.
9.5 Gem Lock-Up Agreements. The Gem Lock-Up Agreements will continue to be in full force and effect as of immediately following the Effective Time.
9.6 Listing. The existing shares of Gem Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date.
9.7 Payoff Letter. The Company shall have received a true and correct copy of a payoff letter addressed to the Company and Gem from SVB Leerink in connection with the repayment by Gem of any unpaid indebtedness for borrowed money of Gem and related fees to SVB Leerink and termination of the relevant debt facility.
Section 10. Termination.
10.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Gem Stockholder Matters by Gem’s stockholders, unless otherwise specified below):
(a) by mutual written consent of Gem and the Company;

(b) either Gem or the Company if the Merger shall not have been consummated by March 15, 2023 (subject to possible extension as provided in this Section 10.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to the Company or Gem if such Party’s (or in the case of Gem, Merger Sub’s) action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided, further, however, that, in the event that the condition set forth in Section 7.2 (if the injunction, investigation or order relates to antitrust Laws) shall not have been satisfied by the initial End Date, or in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is 60 days prior to the End Date, then either the Company or Gem shall be entitled to extend the End Date for an additional 60 days;
(c) by either Gem or the Company if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;
(d) by Gem if the Required Company Stockholder Vote shall not have been obtained, and evidence thereof and the accompanying certificate each delivered to Gem, by 5:00 p.m. Eastern Time on the second (2nd) Business Days after the date on which the Registration Statement becomes effective in accordance with the provisions of the Securities Act provided, however, that, that once the Required Company Stockholder Vote has been obtained, Gem may not terminate this Agreement pursuant to this Section 10.1(d);
(e) by either Gem or the Company if (i) the Gem Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Gem’s stockholders shall have taken a final vote on the Gem Stockholder Matters and (ii) the Gem Stockholder Matters shall not have been approved at the Gem Stockholder Meeting (or at any adjournment or postponement thereof) by the Required Gem Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to Gem where the failure to obtain the Required Gem Stockholder Vote shall have been caused by the action or failure to act of Gem and such action or failure to act constitutes a material breach by Gem of this Agreement;
(f) by the Company (at any time prior to the approval of the Gem Stockholder Matters by the Required Gem Stockholder Vote) if a Gem Triggering Event shall have occurred;
(g) by Gem (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;
(h) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Gem or Merger Sub or if any representation or warranty of Gem or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 9.1 or Section 9.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Gem’s or Merger Sub’s representations and warranties or breach by Gem or Merger Sub is curable by Gem or Merger Sub, then this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from the Company to Gem or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(h) as a result of such particular breach or inaccuracy if such breach by Gem or Merger Sub is cured prior to such termination becoming effective);
(i) by Gem, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Gem is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Gem to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 10.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 10.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);
The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.
10.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 10.2, Section 10.3, and Section 11 (and the related definitions of the defined terms in such sections) shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 10.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.
10.3 Expenses; Termination Fees.
(a) Except as set forth in this Section 10.3 and Section 6.10 all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that (i) Gem and the Company shall share equally the costs and expenses incurred in relation to the filings by the Parties under any antitrust Law applicable to this Agreement and the transactions contemplated hereby, and (ii) that Gem and the Company shall share equally all fees and expenses incurred in relation to the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC.
(b) If (i) this Agreement is terminated by Gem or the Company pursuant to Section 10.1(e) or by the Company pursuant to Section 10.1(f), (ii) at any time after the date of this Agreement and prior to the Gem Stockholder Meeting an Acquisition Proposal with respect to Gem shall have been publicly announced, disclosed or otherwise communicated to the Gem Board (and shall not have been withdrawn) and (iii) in the event this Agreement is terminated pursuant to Section 10.1(e), within twelve (12) months after the date of such termination, Gem enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Gem shall pay to the Company, within ten (10) Business Days after termination (or, if applicable, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $3,000,000 (the “Company Termination Fee”).
(c) If (i) this Agreement is terminated by Gem pursuant to Section 10.1(d) or Section 10.1(g), (ii) at any time after the date of this Agreement and before obtaining the Required Company Stockholder Vote an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board (and shall not have been withdrawn) and (iii) in the event this Agreement is terminated pursuant Section 10.1(d), within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then the Company shall pay to Gem, within ten (10) Business Days after termination (or, if applicable, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $7,800,000 (the “Gem Termination Fee”).
(d) If this Agreement is terminated by the Company pursuant to Section 10.1(e) or Section 10.1(f), Gem shall reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions, up to a maximum of $750,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which the Company submits to Gem accurate and complete copies of reasonable documentation supporting such expenses.
(e) If this Agreement is terminated by Gem pursuant to Section 10.1(g) or Section 10.1(i), the Company shall reimburse Gem for all reasonable out-of-pocket fees and expenses incurred by Gem in connection with this Agreement and the Contemplated Transactions, up to a maximum of $750,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Gem submits to the Company accurate and complete copies of reasonable documentation supporting such expenses.
(f) If either Party fails to pay when due any amount payable by it under this Section 10.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 10.3 and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.
(g) The Parties agree that, subject to Section 10.2, the payment of the fees and expenses set forth in this Section 10.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 10.3, it being understood that in no event shall either Gem or the Company be required to pay the individual fees or damages payable pursuant to this Section 10.3 on more than one occasion. Subject to Section 10.2, following the payment of the fees and expenses set forth in this Section 10.3 by a Party, (i) such Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 10.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 10.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.
Section 11. Miscellaneous Provisions.
11.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Gem and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 11 shall survive the Effective Time.
11.2 Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub and Gem at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Gem Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Gem.
11.3 Waiver.
(a) Any provision hereof may be waived by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
11.4 Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
11.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. IN ANY ACTION OR PROCEEDING BETWEEN ANY OF THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, EACH OF THE PARTIES: (A) IRREVOCABLY AND UNCONDITIONALLY CONSENTS AND SUBMITS TO THE EXCLUSIVE JURISDICTION AND VENUE OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE, (B) AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY IN ACCORDANCE WITH CLAUSE (A) OF THIS SECTION 11.5, (C) WAIVES ANY OBJECTION TO LAYING VENUE IN ANY SUCH ACTION OR PROCEEDING IN SUCH COURTS, (D) WAIVES ANY OBJECTION THAT SUCH COURTS ARE AN INCONVENIENT FORUM OR DO NOT HAVE JURISDICTION OVER ANY PARTY, (E) AGREES THAT SERVICE OF PROCESS UPON SUCH PARTY IN ANY SUCH ACTION OR PROCEEDING SHALL BE EFFECTIVE IF NOTICE IS GIVEN IN ACCORDANCE WITH SECTION 11.7 OF THIS AGREEMENT AND (F) IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY.
11.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.
11.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:
if to Gem or Merger Sub:

Gemini Therapeutics, Inc.
297 Boston Post Road #248
Wayland, MA 01778
Attention: CEO
Email: *****@*****.com

with a copy to (which shall not constitute notice):

Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109
Attn: Stuart M. Falber, Esq.
E-mail: *****@*****.com
and

Wilmer Cutler Pickering Hale and Dorr LLP
7 World Trade Center
250 Greenwich Street
New York, New York 10007
Attn: Christopher D. Barnstable-Brown
E-mail: *****@*****.com

if to the Company:

Disc Medicine, Inc.
321 Arsenal Street, Suite 101
Watertown, MA 02472
Attention: CEO
Email: *****@*****.com

with a copy to (which shall not constitute notice):

Goodwin Procter LLP
100 Northern Ave.
Boston, MA 02110
Attention: William D. Collins
Email: *****@*****.com
11.8 Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.
11.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
11.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto.
11.11 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.8) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF,the Parties have caused this Agreement to be executed as of the date first above written.
GEMINI THERAPEUTICS, INC.

By:	/s/ Dr. Georges Gemayel
Name:	Dr. Georges Gemayel
Title:	Interim President and Chief Executive Officer

GEMSTONE MERGER SUB, INC.

By:	/s/ Dr. Georges Gemayel
Name:	Dr. Georges Gemayel
Title:	Chief Executive Officer and President

DISC MEDICINE, INC.

By:	/s/ John Quisel
Name:	John Quisel
Title:	Chief Executive Officer and President

EXHIBIT A
FORM OF GEM STOCKHOLDER SUPPORT AGREEMENT
This Support Agreement (this “Agreement”) is made and entered into as of [•], 2022, by and among [•] a [•] [•] (the “Company”), [•], a Delaware corporation (“Gem”), and the undersigned stockholder (the “Stockholder”) of Gem. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).
RECITALS
WHEREAS, concurrently with the execution and delivery hereof, Gem, the Company and [•], a [•] [•] and a wholly owned subsidiary of Gem (the “Merger Sub”), have entered into an agreement and plan of merger (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Gem (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement.
WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of Gem Common Stock as indicated in Appendix A.
WHEREAS, as an inducement to the willingness of the Company to enter into the Merger Agreement, the Company has required that Stockholder enter into this Agreement.
NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:
1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:
(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.
(b) “Shares” means (i) all shares of Gem Common Stock owned, beneficially or of record, by the Stockholder as of the date hereof, and (ii) all additional shares of Gem Common Stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Closing Date.
(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.
2. Transfer and Voting Restrictions. The Stockholder covenants to the Company as follows:
(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.
(b) Except as otherwise permitted by this Agreement or otherwise permitted or required or by order of a court of competent jurisdiction or a Governmental Authority, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares in favor of the Gem Stockholder Matters.
(c) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Stockholder or the investment adviser of general partner of the Stockholder, or an entity under common control or management with the Stockholders (in each case, directly or indirectly) (iii) to any member of the Stockholder’s immediate family (or, if the Stockholder is a corporation, partnership or other entity, to an immediate family member of a beneficial owner of the Shares held by the Stockholder), (iv) to any trust or other entity for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder (or, if the Stockholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Stockholder) or otherwise for estate tax or estate planning purposes, (v) in the case of a Stockholder who is not a natural person, by pro rata distributions from the Stockholder to its members, partners, or shareholders pursuant to the Stockholder’s organizational documents; provided, that in the cases of clauses (i)-(v) (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Gem and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer or (vi) to the extent required by applicable Law.
3. Agreement to Vote Shares. The Stockholder covenants to the Company as follows:
(a) Until the Expiration Date (as defined below), at any meeting of the stockholders of Gem, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Gem, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the Gem Stockholder Matters and (B) against any Acquisition Proposal.
(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.
(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Gem by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.
4. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of Gem. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of Gem.
5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of Gem or pursuant to any applicable written consent of the stockholders of Gem, the Stockholder shall be deemed to have irrevocably granted to, and appointed, the Company, and any individual designated in writing by it, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Gem stockholders or at any meeting of the Gem stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. Gem agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.
6. No Solicitation. Subject to Section 4, the Stockholder agrees not to, directly or indirectly, including through any of its officers, directors or agents, (a) solicit, seek or initiate or knowingly take any action to facilitate or encourage, any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal or (b) enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person any non-public information or afford any person, other than Gem or the Company, as applicable, access to such party’s property, books or records (except as required by applicable Law or pursuant to a request by a Governmental Authority) in connection with, any Acquisition Proposal; provided, however, that nothing in this Section 6 shall prevent the Stockholder from referring a person to this Section 6 or to the Merger Agreement.
7. Documentation and Information. The Stockholder shall permit and hereby authorizes Gem and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Gem or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments and obligations under this Agreement; provided, that, Gem and the Company provide such documents, schedules, press release or other disclosure document to the Stockholder in advance for its review and comment. Each of Gem and the Company is an intended third-party beneficiary of this Section 7.
8. No Exercise of Appraisal Rights; Waivers. The Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the Merger that Stockholder may have by virtue of, or with respect to, any Shares (including all rights under Section 262 of the DGCL) and (b) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, or the approval of the Merger Agreement by the Gem Board, breaches any fiduciary duty of the Gem Board or any member thereof; provided, that the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of Gem.
9. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company as follows:
(a) (i) The Stockholder is the beneficial or record owner of the shares of Gem Common Stock indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Liens; and (ii) the Stockholder does not beneficially own any securities of Gem other than the shares of Gem Common Stock and rights to purchase shares Gem Common Stock set forth in Appendix A.
(b) Except as otherwise provided in this Agreement, the Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Authority). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter.
(c) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.
(d) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with the Stockholder’s legal counsel. The Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.
(e) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.
(f) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Gem, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that such Stockholder (and not Gem, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Stockholder understands and acknowledges that the Company, Gem and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.
(g) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.
10. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earlier of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof or (b) the Effective Time (the “Expiration Date”); provided, however, that (i) Section 11 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Effective Time.
11. Miscellaneous Provisions.
(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.
(b) Entire Agreement. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
(c) Governing Law. All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.
(d) Jurisdiction. Each of the parties to this Agreement (i) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 11(j). Nothing in this Section 11(d), however, shall affect the right of any party to serve legal process in any other manner permitted by law.
(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY TO THIS AGREEMENT IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.
(f) Assignment. Except as otherwise provided in Section 2(c) hereof, no party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 11(f) is void.
(g) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto to the extent expressly set forth herein.
(h) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.
(i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.
(j) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, in each case to the intended recipient as follows: (A) if to the Company or Gem, to the address, electronic mail address or facsimile provided in the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.

(k) Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile, by an electronic scan delivered by electronic mail or any electronic signature), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile, by an electronic scan delivered by electronic mail or by delivery of any electronic signature.
(l) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Gem has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than Gem, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Gem, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Gem to the extent practicable. The Company is an intended third-party beneficiary of this Section 11(l).
(m) Interpretation. When reference is made in this Agreement to a Section or Appendix, such reference shall be to a Section of or Appendix to this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.
COMPANY:
[Company]

By:
Title:

GEM:
[Gem]

By:
Title:
[STOCKHOLDER],
in his/her capacity as the Stockholder:
Signature:
Address:

Appendix A

EXHIBIT B
FORM OF COMPANY STOCKHOLDER SUPPORT AGREEMENT
This Support Agreement (this “Agreement”) is made and entered into as of [•], 2022, by and among [Disc] a Delaware corporation (the “Company”), [•], a Delaware corporation (“Gem”), and the undersigned stockholder (the “Stockholder”) of the Company. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).
RECITALS
WHEREAS, concurrently with the execution and delivery hereof, Gem, the Company and [MERGER SUB], a Delaware corporation and a wholly owned subsidiary of Gem (the “Merger Sub”), have entered into an agreement and plan of merger (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Gem (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement.
WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of Company Capital Stock as indicated in Appendix A.
WHEREAS, as an inducement to the willingness of Gem to enter into the Merger Agreement, Gem has required that Stockholder enter into this Agreement.
NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:
1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:
(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.
(b) “Shares” means (i) all shares of Company Capital Stock beneficially owned by the Stockholder as of the date hereof, and (ii) all additional shares of Company Capital Stock acquired and beneficially owned by the Stockholder during the period commencing with the execution and delivery of this Agreement and expiring on the Closing Date.
(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.
2. Transfer and Voting Restrictions. The Stockholder covenants to Gem as follows:
(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.
(b) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Authority, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this

Agreement. Without limiting the generality of the foregoing, except for this Agreement, the Amended and Restated Voting Agreement of the Company, dated as of August 23, 2021 (the “Voting Agreement”) and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to execute and deliver the Company Stockholder Written Consent.
(c) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Stockholder or the investment adviser of general partner of the Stockholder, or an entity under common control or management with the Stockholders (in each case, directly or indirectly) (iii) to any member of the Stockholder’s immediate family (or, if the Stockholder is a corporation, partnership or other entity, to an immediate family member of a beneficial owner of the Shares held by the Stockholder), (iv) to any trust or other entity for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder (or, if the Stockholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Stockholder) or otherwise for estate tax or estate planning purposes, (v) in the case of a Stockholder who is not a natural person, by pro rata distributions from the Stockholder to its members, partners, or shareholders pursuant to the Stockholder’s organizational documents; provided, that in the cases of clauses (i)-(v) (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Gem and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer or (vi) to the extent required by applicable Law.
3. Agreement to Vote Shares. The Stockholder covenants to the Company as follows:
(a) Until the Expiration Date, at any meeting of the stockholders of the Company, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the adoption and approval of the Merger Agreement, (B) in favor of approval of the Contemplated Transactions, and (C) against any Acquisition Proposal.
(b) If the Stockholder is not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.
(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of the Company by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.
4. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as the beneficial owner of its Shares and not in the Stockholder’s capacity as a director or officer of the Company. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of the Company.
5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of the Company or pursuant to any applicable written consent of the stockholders of the Company, the Stockholder shall be deemed to have irrevocably granted to, and appointed, the Company, and any individual designated in writing by it, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Company stockholders or at any meeting of the Company stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. The Company agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein (including the next sentence), the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.
6. No Solicitation. Subject to Section 4, the Stockholder agrees not to, directly or indirectly, including through any of its officers, directors or agents, (a) solicit, seek or initiate or knowingly take any action to facilitate or encourage, any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal or Acquisition Inquiry or (b) enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person any non-public information or afford any person, other than Gem or the Company, as applicable, access to such party’s property, books or records (except as required by applicable Law or pursuant to a request by a Governmental Authority) in connection with, any Acquisition Proposal; provided, however, that nothing in this Section 6 shall prevent the Stockholder from referring a person to this Section 6 or to the Merger Agreement.
7. Documentation and Information. The Stockholder shall permit and hereby authorizes Gem and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Gem or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments and obligations under this Agreement; provided, that, Gem and the Company provide such documents, schedules, press release or other disclosure document to the Stockholder in advance for its review and comment. Each of Gem and the Company is an intended third-party beneficiary of this Section 7.
8. No Exercise of Appraisal Rights; Waivers. The Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the Merger that Stockholder may have by virtue of, or with respect to, any Shares (including all rights under Section 262 of the DGCL) and (b) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder breaches any duty that such Stockholder has (or may be alleged to have) to the Company or to the other Company stockholders; provided, that (x) the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of the Company and (y) the foregoing shall not limit or restrict in any manner the Stockholder from enforcing the Stockholder’s rights under this Agreement and the other agreements entered into by the Stockholder in connection herewith, or otherwise in connection with the Merger, including the Stockholder’s right to receive the Merger Consideration pursuant to the terms of the Merger Agreement.
9. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company as follows:
(a) (i) The Stockholder is the beneficial owner of the shares of Company Capital Stock indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Encumbrances (except for any Encumbrance that may be imposed pursuant to this Agreement, the Voting Agreement, the Amended and Restated Investors’ Rights Agreement of the Company, dated as of August 23, 2021 (the “Investor’s Rights Agreement”), or any lock-up agreement entered into by and between the Stockholder, the Company and Gem); and (ii) the Stockholder does not beneficially own any securities of the Company other than the shares of Company Capital Stock and rights to purchase shares Company Capital Stock set forth in Appendix A.
(b) Except as otherwise provided in this Agreement, the Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Authority). Without limiting the generality of the foregoing, except for the Voting Agreement, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter.
(c) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.
(d) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.
(e) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Gem, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that such Stockholder (and not Gem, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Stockholder understands and acknowledges that the Company, Gem and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.
(f) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.
10. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earliest of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof as in effect on the date of this Agreement (and without giving effect to any amendments thereto unless consented to by the Stockholder), (b) the Effective Time and (c) the time this Agreement is terminated upon the written agreement of the Stockholder, the Company and Gem (the “Expiration Date”); provided, however, that (i) Section 11 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Effective Time.
11. Miscellaneous Provisions.
(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.

(b) Entire Agreement. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
(c) Governing Law. All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.
(d) Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. IN ANY ACTION OR PROCEEDING BETWEEN ANY OF THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, EACH OF THE PARTIES: (A) IRREVOCABLY AND UNCONDITIONALLY CONSENTS AND SUBMITS TO THE EXCLUSIVE JURISDICTION AND VENUE OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE, (B) AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY IN ACCORDANCE WITH CLAUSE (A) OF THIS SECTION 11(d), (C) WAIVES ANY OBJECTION TO LAYING VENUE IN ANY SUCH ACTION OR PROCEEDING IN SUCH COURTS, (D) WAIVES ANY OBJECTION THAT SUCH COURTS ARE AN INCONVENIENT FORUM OR DO NOT HAVE JURISDICTION OVER ANY PARTY, (E) AGREES THAT SERVICE OF PROCESS UPON SUCH PARTY IN ANY SUCH ACTION OR PROCEEDING SHALL BE EFFECTIVE IF NOTICE IS GIVEN IN ACCORDANCE WITH SECTION 11(j) OF THIS AGREEMENT AND (F) IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY.
(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY TO THIS AGREEMENT IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.
(f) Assignment. Except as otherwise provided in Section 2(c) hereof, no party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 11(f) is void.
(g) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto to the extent expressly set forth herein.
(h) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

(i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.
(j) Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, (iii) upon delivery, in the case of delivery by hand, or (iv) on the date delivered in the place of delivery if sent by electronic mail or facsimile (with written or electronic confirmation of delivery) prior to 6:00 p.m., New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as follows: (A) if to the Company or Gem, to the address, electronic mail address or facsimile provided in the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.
(k) Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile, by an electronic scan delivered by electronic mail or any electronic signature), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile, by an electronic scan delivered by electronic mail or by delivery of any electronic signature.
(l) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until the Company has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein) or as otherwise permitted pursuant to and in accordance with the terms of Section 3.4 of the Investors’ Rights Agreement. Neither the Stockholder nor any of its Affiliates (other than the Company, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Gem, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Gem to the extent practicable. The Company is an intended third-party beneficiary of this Section 11(l).
(m) Interpretation. When reference is made in this Agreement to a Section or Appendix, such reference shall be to a Section of or Appendix to this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.
COMPANY:
[Company]

By:
Title:

GEM:
[Gem]

By:
Title:

[STOCKHOLDER],
in his/her capacity as the Stockholder:

Signature:
Address:

Appendix A

EXHIBIT C

FORM OF LOCK-UP AGREEMENT
[•], 2022
[Gem]
[Address]
Ladies and Gentlemen:
The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that [Gem], a Delaware corporation (“Gem”), has entered into an Agreement and Plan of Merger and Reorganization, dated as of [•], 2022 (as the same may be amended from time to time, the “Merger Agreement”) with [Merger Sub], a Delaware corporation and a wholly owned subsidiary of Gem, and [Company], a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.
As a condition and inducement to Gem to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Gem, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):
(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Gem Common Stock or any securities convertible into or exercisable or exchangeable for shares of Gem Common Stock (including without limitation, shares of Gem Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Gem which may be issued upon exercise of an option to purchase shares of Gem Common Stock or a warrant to purchase shares of Gem Common Stock) that are currently or hereafter owned by the undersigned, except as set forth below (collectively, the “Undersigned’s Shares”);
(2) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of shares of Gem Common Stock or other securities, in cash or otherwise;
(3) make any demand for, or exercise any right with respect to, the registration of any shares of Gem Common Stock or any security convertible into or exercisable or exchangeable for shares of Gem Common Stock (other than such rights set forth in the Merger Agreement); or
(4) publicly disclose the intention to do any of the foregoing.
The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:
(a) transfers of the Undersigned’s Shares:
(1) (A) to any person related to the undersigned (or to an ultimate beneficial owner of the undersigned) by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s);
(2) if the undersigned is a corporation, partnership, limited liability company or other entity, (A) to another corporation, partnership, limited liability company or other entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities that controls or manages, is under common control or management with, or is controlled or managed by, the undersigned, (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution or otherwise to a trust or other entity for the direct or indirect benefit of an immediate family member of a beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of the Undersigned’s Shares or (D) transfers or dispositions not involving a change in beneficial ownership; or
(3) if the undersigned is a trust, to any grantors or beneficiaries of the trust;
provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value (other than transfers pursuant to 1(A), 1(E) or 2(A)) and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Gem a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Gem Common Stock or such other securities that have been so transferred or distributed;
(b) the exercise of an option to purchase shares of Gem Common Stock (including a net or cashless exercise of an option to purchase shares of Gem Common Stock ), and any related transfer of shares of Gem Common Stock to Gem for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Gem Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;
(c) transfers to Gem in connection with the net settlement of any other equity award that represents the right to receive in the future shares of Gem Common Stock, settled in shares of Gem Common Stock, to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Gem Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;
(d) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Gem Common Stock; provided that such plan does not provide for any transfers of shares of Gem Common Stock during the Restricted Period;
(e) transfers by the undersigned of shares of Gem Common Stock purchased by the undersigned on the open market or in a public offering by Gem, in each case following the date of the Merger Agreement;
(f) pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Gem’s capital stock involving a change of control of Gem, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;
(g) pursuant to an order of a court or regulatory agency; or
(h) transfers by the undersigned of shares of Gem Common Stock issued pursuant to the Merger Agreement in respect of shares of the Company, if any, purchased from the Company on or about the Closing Date but prior to the Closing.
and provided, further, that, with respect to each of (b), (c), and (d) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be made voluntarily reporting a reduction in beneficial ownership of shares of Gem Common Stock or any securities convertible into or exercisable or exchangeable for Gem Common Stock in connection with such transfer or disposition during the Restricted Period (other than any exit filings) and if any filings under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Gem Common Stock in connection with such transfer or distribution, shall be legally required during the Restricted Period, such filing, report or announcement shall clearly indicate in the footnotes therein, in reasonable detail, a description of the circumstances of the transfer and that the shares remain subject to the lock-up agreement.
For purposes of this Lock-Up Agreement, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons,, of the Company’s voting securities if, after such transfer, the Company’s stockholders as of immediately prior to such transfer do not hold a majority of the outstanding voting securities of the Company (or the surviving entity).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Gem. In furtherance of the foregoing, the undersigned agrees that Gem and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Gem may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Gem Common Stock:
THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.
The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.
The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Gem is proceeding with the transactions contemplated by the Merger Agreement in reliance upon this Lock-Up Agreement.
Any and all remedies herein expressly conferred upon Gem will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Gem of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to Gem in the event that any provision of this Lock-Up Agreement was not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Gem shall be entitled to seek an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Gem is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Gem with respect thereto.
In the event that any holder of Gem’s securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Gem to sell or otherwise transfer or dispose of shares of Gem Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder (whether in one or multiple releases or waivers), the same percentage of shares of Gem Common Stock held by the undersigned on the date of such release or waiver as the percentage of the total number of outstanding shares of Gem Common Stock held by such holder on the date of such release or waiver that are the subject of such release or waiver shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Gem to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Gem Common Stock in an aggregate amount in excess of 1% of the number of shares of Gem Common Stock subject to a substantially similar agreement.
Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Gem will promptly cooperate with the undersigned to facilitate the timely preparation and delivery of certificates representing the Undersigned Shares without the restrictive legend above or the withdrawal of any stop transfer instructions by virtue of this Lock-Up Agreement.
This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the state of Delaware, without regard to the conflict of Laws principles thereof.
This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Gem and the undersigned by facsimile or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.
[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Print Name of Stockholder:

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:
[Signature Page to Lock-Up Agreement]

Accepted and Agreed
by [Gem]:

By:
Name:
Title:
[Signature Page to Lock-Up Agreement]

EXHIBIT D

FORM OF SUBSCRIPTION AGREEMENT
This Subscription Agreement (this “Agreement”) is made and entered into as of August [•], 2022 (the “Effective Date”) by and among Disc Medicine, Inc., a Delaware corporation (the “Company”), and each of the purchasers listed on the signature pages hereto, severally and not jointly (each a “Purchaser” and together the “Purchasers”). Certain terms used and not otherwise defined in the text of this Agreement are defined in Section 8 hereof.
RECITALS
WHEREAS, the Company is party to that certain Agreement and Plan of Merger by and among the Company, Gemstone Merger Sub, Inc. (“Merger Sub”), and [GEMSTONE], Inc. (“Gem”), dated on or about the date hereof (the “Merger Agreement”), pursuant to which the Company will merge with and into Merger Sub and become a wholly-owned subsidiary of Gem (the “Merger”);
WHEREAS, the Company desires to sell to the Purchasers, and the Purchasers desire to purchase from the Company, $53,500,000 in the aggregate of shares of the Company’s Common Stock, par value $0.0001 (the “Common Stock”), at a per share purchase price equal to the Purchase Price, in accordance with the terms and provisions of this Agreement, immediately prior to, but subject to, the closing of the Merger; and
WHEREAS, the Company and the Purchasers are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the 1933 Act, and Rule 506 of Regulation D promulgated by the United States Securities and Exchange Commission (the “Commission”) under the 1933 Act;
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants herein contained, the parties hereto hereby agree as follows:
SECTION 1. Authorization of Securities.
1.01 The Company has authorized the sale and issuance of shares of Common Stock on the terms and subject to the conditions set forth in this Agreement. The shares of Common Stock sold hereunder at the Closing (as defined below) shall be referred to as the “Securities.”
SECTION 2. Sale and Purchase of the Securities.
2.01 Upon the terms and subject to the conditions herein contained, the Company agrees to sell to each Purchaser, and each Purchaser agrees, severally and not jointly, to purchase from the Company, at a closing to take place remotely via exchange of executed documents (the “Closing” and the date of the Closing, the “Closing Date”) to occur immediately prior to the Effective Time (as such term is defined in the Merger Agreement), that number of Securities (the “Closing Shares”) set forth opposite such Purchaser’s name on the Schedule of Purchasers for the aggregate Purchase Price set forth under the heading “Subscription Amount.”
2.02 At or prior to the Closing, each Purchaser will pay the Subscription Amount set forth opposite such Purchaser’s name on the Schedule of Purchasers by wire transfer of immediately available funds in accordance with wire instructions provided by the Company to the Purchasers at least two Business Days prior to the Closing (the “Wire Instructions Notice”). If so requested by the Company in the Wire Instructions Notice, the Subscription Amount of each Purchaser shall be paid into an escrow fund or trust account designated by the Company in writing (the “Escrow Account”) to be released to the Company only upon satisfaction of each of the closing conditions set forth in Section 6 below. In the event the Closing does not occur within three business days of the Closing Date specified in the Wire Instructions Notice, unless otherwise agreed by the Company and such Purchaser, the Company shall, or shall cause the escrow agent for the Escrow Account to, promptly (but not later than two business days thereafter) return the aggregate Purchase Price to each Purchaser by wire transfer of U.S. dollars in immediately available funds to the account specified by such Purchaser. On the Closing Date, the Company will issue, against payment of the aggregate Purchase Price, the Closing Shares.
SECTION 3. Representations and Warranties of the Purchasers. Each Purchaser, severally and not jointly, represents and warrants to the Company that:
3.01 Validity. The execution, delivery and performance of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate, partnership, limited liability or similar actions, as applicable, on the part of such Purchaser. This Agreement has been duly executed and delivered by the Purchaser and, assuming that this Agreement constitutes the valid and binding obligation of the Company, constitutes a valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.
3.02 Brokers. There is no broker, investment banker, financial advisor, finder or other person which has been retained by or is authorized to act on behalf of the Purchaser who is entitled to any fee or commission for which the Company will be liable in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby.
3.03 Investment Representations and Warranties. The Purchaser understands and agrees that the offering and sale of the Securities has not been registered under the 1933 Act or any applicable state securities laws and is being made in reliance upon federal and state exemptions for transactions not involving a public offering which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser’s representations as expressed herein.
3.04 Acquisition for Own Account. The Purchaser is acquiring the Securities for its own account for investment and not with a view towards distribution in a manner which would violate the 1933 Act or any applicable state or other securities laws.
3.05 No General Solicitation. The Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television, radio or the internet or presented at any seminar or any other general solicitation or general advertisement. The purchase of the Securities by the Purchaser has not been solicited by or through anyone other than the Company.
3.06 Ability to Protect Its Own Interests and Bear Economic Risks. The Purchaser has the capacity to protect its own interests in connection with the transactions contemplated by this Agreement and is capable of evaluating the merits and risks of the investment in the Securities. The Purchaser is able to bear the economic risk of an investment in the Securities and is able to sustain a loss of all of its investment in the Securities without economic hardship, if such a loss should occur.
3.07 Accredited Investor. The Purchaser is an “accredited investor” as that term is defined in Rule 501(a) under the 1933 Act.
3.08 Restricted Securities. The Purchaser understands that the Securities will be characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a private placement under Section 4(a)(2) of the 1933 Act and that, under such laws and applicable regulations, such Securities may be resold without registration under the 1933 Act only in certain limited circumstances.
3.09 Tax Advisors. The Purchaser has had the opportunity to review with the Purchaser’s own tax advisors the federal, state and local tax consequences of its purchase of the Securities set forth opposite such Purchaser’s name on the Schedule of Purchasers, where applicable, and the transactions contemplated by this Agreement. The Purchaser is relying solely on the Purchaser’s own determination as to tax consequences or the advice of such tax advisors and not on any statements or representations of the Company or any of its agents and understands that the Purchaser (and not the Company) shall be responsible for the Purchaser’s own tax liability that may arise as a result of the transactions contemplated by this Agreement.
3.10 Residency. Such Purchaser’s residence (if an individual) or offices in which its investment decision with respect to the Securities was made (if an entity) are located at the address immediately below such Purchaser’s name on the Schedule of Purchasers.
SECTION 4. Representations and Warranties by the Company. The Company represents and warrants to the Purchasers that:
4.01 No Material Adverse Change in Business. Since December 31, 2021, (i) there has been no effect, change, condition, event, circumstance, occurrence, result, state of facts or development that has or would reasonably be expected to have a materially adverse effect on the business, financial condition, assets, operations, results of operations or financial performance of the Company and its subsidiaries, taken as a whole (a “Material Adverse

Effect”), (ii) there have been no transactions entered into by the Company or any of its subsidiaries, other than those in the ordinary course of business and except as contemplated in this Agreement and the Merger Agreement, which are material with respect to the Company and its subsidiaries considered as one enterprise, and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.
4.02 Organization and Good Standing of the Company. The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware and has corporate power and authority to own, lease and operate its properties and to conduct its business as currently conducted and to enter into and perform its obligations under this Agreement and the Merger Agreement. The Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect.
4.03 Organization and Good Standing of Subsidiaries. Each subsidiary of the Company has been duly incorporated or organized and is validly existing in good standing under the laws of the jurisdiction of its incorporation or organization, has corporate or similar power and authority to own, lease and operate its properties and to conduct its business as currently conducted and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not result in a Material Adverse Effect.
4.04 Capitalization. The Company hereby represents and warrants to the Purchasers the information included in Section 3.6 of the Merger Agreement, which is hereby incorporated by reference in all respects, is true and correct in all respects.
4.05 Validity; Valid Issuance of Securities. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. The Securities are duly authorized and, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free and clear of any liens or other restrictions, other than restrictions on transfer under applicable state and federal securities or such restrictions as the Purchaser has agreed to in writing with the Company, and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s certificate of incorporation or bylaws or the Delaware General Corporation Law.
4.06 Absence of Violations, Defaults and Conflicts. Neither the Company nor any of its subsidiaries is (i) in violation of its charter, bylaws or similar organizational document, (ii) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound or to which any of the properties or assets of the Company or any subsidiary is subject (collectively, “Agreements and Instruments”), except for such defaults that would not, singly or in the aggregate, result in a Material Adverse Effect, or (iii) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its subsidiaries or any of their respective properties, assets or operations (each, a “Governmental Entity”), except for such violations that would not, singly or in the aggregate, result in a Material Adverse Effect. The execution, delivery and the performance of this Agreement and the consummation of the transactions contemplated herein (including the issuance and sale of the Securities) and compliance by the Company with its obligations hereunder do not and will not, whether with or without the giving of notice or passage of time or both, (1) conflict with or constitute a breach of, or default under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or any subsidiary pursuant to, the Agreements and Instruments, (2) result in any violation of the provisions of the certificate of incorporation, by-laws or similar organizational document of the Company or any of its subsidiaries or (3) result in any violation of any applicable law, statute, rule, regulation, judgment, order, writ or decree of any Governmental

Entity, except in the case of clauses (1) and (3) for such violations as would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, or materially affect the validity of the Securities or the legal authority of the Company to perform its obligations hereunder and timely comply in all material respects with the terms of this Agreement or the Merger Agreement.
4.07 Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity now pending or, to the knowledge of the Company, threatened, against or affecting the Company or any of its subsidiaries, which would have or reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Securities or the legal authority of the Company to perform its obligations hereunder and timely comply in all material respects with the terms of this Agreement or the Merger Agreement.
4.08 Possession of Licenses and Permits. The Company and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate Governmental Entities necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. The Company and its subsidiaries are in compliance with the terms and conditions of all Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. All of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have or reasonably be expected to have a Material Adverse Effect.
4.09 Title to Property. The Company and its subsidiaries do not own any real property. The Company and its subsidiaries have title to all tangible personal property owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as do not, singly or in the aggregate, materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company or any of its subsidiaries.
4.10 Intellectual Property. The Company hereby represents and warrants to the Purchasers the information included in Section 3.12 of the Merger Agreement, which is hereby incorporated by reference in all respects, is true and correct in all respects.
4.11 Payment of Taxes. All United States federal income tax returns of the Company and its subsidiaries required by law to be filed have been filed and all taxes shown by such returns or otherwise assessed, which are due and payable, have been paid, except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. No assessment in connection with United States federal tax returns has been made against the Company. The Company and its subsidiaries have filed all other tax returns that are required to have been filed by them through the date hereof or have timely requested extensions thereof pursuant to applicable foreign state, local or other law except insofar as the failure to file such returns would not have or reasonably be expected to have a Material Adverse Effect, and has paid all taxes due pursuant to such returns or all taxes due and payable pursuant to any assessment received by the Company and its subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been established by the Company or its subsidiaries and except where the failure to pay such taxes would not have or reasonably be expected to have a Material Adverse Effect.
4.12 Insurance. The Company and the subsidiaries carry or are entitled to the benefits of insurance, with what the Company reasonably believes to be financially sound and reputable insurers, in such amounts and covering such risks as is adequate for the conduct of their respective businesses and the value of their respective properties and assets, and all such insurance is in full force and effect. The Company has no reason to believe that it or any of the subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not have a Material Adverse Effect.

4.13 Investment Company Act. The Company is not required, and upon the issuance and sale of the Securities will not be required, to register as an “investment company” under the Investment Company Act of 1940, as amended.
4.14 Regulatory Matters. Except as would not, singly or in the aggregate, have or reasonably be expected to have a Material Adverse Effect: (i) neither the Company nor any of its subsidiaries has received any FDA Form 483, notice of adverse finding, warning letter or other correspondence or written notice from the U.S. Food and Drug Administration (“FDA”) or any other Governmental Entity alleging or asserting noncompliance with any Applicable Laws (as defined in clause (ii) below) or Authorizations (as defined in clause (iii) below); (ii) the Company and each of its subsidiaries is and has been in compliance with statutes, laws, ordinances, rules and regulations applicable to the Company and its subsidiaries for the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product manufactured or distributed by the Company, including without limitation, the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 301, et seq., similar laws of other Governmental Entities and the regulations promulgated pursuant to such laws (collectively, “Applicable Laws”); (iii) the Company and each of its subsidiaries possesses all licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws and/or to carry on its businesses as now conducted (“Authorizations”) and such Authorizations are valid and in full force and effect and the Company is not in violation of any term of any such Authorizations; (iv) neither the Company nor any of its subsidiaries has received notice of any ongoing claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Entity or third party alleging that any product, operation or activity is in violation of any Applicable Laws or Authorizations or has any knowledge that any such Governmental Entity or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding, nor, to the Company’s knowledge, has there been any noncompliance with or violation of any Applicable Laws by the Company or any of its subsidiaries that could reasonably be expected to require the issuance of any such communication or result in an investigation, corrective action, or enforcement action by FDA or similar Governmental Entity; (v) neither the Company nor any of its subsidiaries has received notice that any Governmental Entity has taken, is taking or intends to take action to limit, suspend, modify or revoke any Authorizations or has any knowledge that any such Governmental Entity is threatening or is considering such action; and (vi) the Company and each of its subsidiaries has filed, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete, correct and not misleading on the date filed (or were corrected or supplemented by a subsequent submission).
4.15 Employment Matters. The Company and its subsidiaries are in compliance in all material respects with all applicable laws relating to the employment of labor, including but not limited to those related to wages, hours, collective bargaining, equal employment opportunity, occupational health and safety, immigration, individual and collective consultation, notice of termination, and redundancy, and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.
4.16 Private Placement. None of the Company, its subsidiaries or any person acting on its or their behalf, has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security under any circumstances that would require registration under the 1933 Act of the Securities being sold pursuant to this Agreement. Assuming the accuracy of the representations and warranties of the Purchasers contained in Section 3 hereof, the issuance of the Securities is exempt from registration under the 1933 Act.
4.17 No Disqualification Events. No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the 1933 Act (a “Disqualification Event”) is applicable to the Company or, to the Company’s knowledge, any Company Covered Person (as defined below), except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3) is applicable. “Company Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the 1933 Act, any person listed in the first paragraph of Rule 506(d)(1). The Company is not aware of any Person (other than any Company Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Securities pursuant to this Agreement. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e).

4.18 No General Solicitation. Neither the Company nor, to the Company’s knowledge, any person acting on behalf of the Company has offered or sold any of the Securities by any form of general solicitation or general advertising.
4.19 No Integrated Offering. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3 hereof, none of the Company, its subsidiaries nor, to the Company’s knowledge, any of its Affiliates or any Person acting on its behalf has, directly or indirectly, at any time within the past six (6) months, made any offers or sales of any Company security or solicited any offers to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the 1933 Act in connection with the offer and sale by the Company of the Securities as contemplated hereby or (ii) cause the offering of the Securities pursuant to this Agreement to be integrated with prior offerings by the Company for purposes of any applicable law, regulation or stockholder approval provisions, including, without limitation, under the rules and regulations of any National Exchange on which any of the securities of the Company are listed or designated.
4.20 Brokers. There is no broker, investment banker, financial advisor, finder or other person which has been retained by or is authorized to act on behalf of the Company that is entitled to any fee or commission in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby.
SECTION 5. Covenants.
5.01 Reasonable Best Efforts. Each party shall use its reasonable best efforts to timely satisfy each of the conditions to be satisfied by it as provided in Section 6 of this Agreement.
5.02 Disclosure of Transactions and Other Material Information. The Company shall or shall cause Gem to, on the first (1st) Business Day immediately following the date of this Agreement, issue one or more press releases and/or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and any other material nonpublic information that the Company, Gem or their respective officers, directors, employees, agents or any other person acting at the direction of the Company or Gem has provided to the Purchasers in connection with the transactions contemplated by this Agreement prior to the filing of the Disclosure Document. The Company shall not, and shall cause its officers, directors, employees and agents and Gem not to, publicly disclose the name of any Purchaser or any affiliate or investment adviser of any Purchaser, or include the name of any Purchaser or any affiliate or investment adviser of any Purchaser without the prior written consent (including by e-mail) of such Purchaser (i) in any press release or marketing materials, or (ii) in any filing with the Commission or any regulatory agency or trading market, except (A) as required by the federal securities laws, rules or regulations, (B) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under regulations of any national securities exchange on which Gem’s securities are listed for trading or (C) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release, or other communications previously approved in accordance with this Section 5.02.
5.03 Expenses. The Company and each Purchaser is liable for, and will pay, its own expenses incurred in connection with the negotiation, preparation, execution and delivery of this Agreement, including, without limitation, attorneys’ and consultants’ fees and expenses.
SECTION 6. Conditions of Closing.
6.01 Conditions of the Purchasers’ Obligations at the Closing. The obligations of each Purchaser under Section 2 hereof are subject to the fulfillment, at or prior to the Closing, of all of the following conditions, any of which may be waived in whole or in part by the Purchaser Majority.
(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all respects on the Effective Date and shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except to the extent expressly made as of an earlier date in which case as of such earlier date).

(b) Performance. The Company shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date.
(d) Compliance Certificate. The Chief Executive Officer of the Company shall have delivered to the Purchasers at the Closing Date a certificate certifying that the conditions specified in Sections 6.01(a),6.01(b) and 6.01(f) of this Agreement have been fulfilled.
(e) Qualification under State Securities Laws. All registrations, qualifications, permits and approvals, if any, required under applicable state securities laws shall have been obtained for the lawful execution, delivery and performance of this Agreement.
(f) Merger. All conditions to the closing of the Merger shall have been satisfied or waived (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), and the closing of the Merger shall be set to occur substantially concurrently with the Closing hereunder. The Company shall not have amended, modified, or waived any provision under the Merger Agreement in a manner that would reasonably be expected to materially and adversely affect the benefits that Purchaser would reasonably expect to receive under this Agreement without having received Purchaser’s prior written consent.
(g) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any Governmental Entity of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by this Agreement.
(h) Registration Rights Agreement. The Company shall have delivered the fully executed Registration Rights Agreement.
6.02 Conditions of the Company’s Obligations. The obligations of the Company under Section 2 hereof are subject to the fulfillment, at or prior to the Closing, of all of the following conditions, any of which may be waived in whole or in part by the Company in its absolute discretion.
(a) Representations and Warranties. The representations and warranties of the Purchasers contained in this Agreement shall be true and correct as of the Effective Date and true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except to the extent expressly made as of an earlier date in which case shall be as of such earlier date).
(b) Performance. Each Purchaser shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date.
(c) Qualification under State Securities Laws. All registrations, qualifications, permits and approvals, if any, required under applicable state securities laws shall have been obtained for the lawful execution, delivery and performance of this Agreement.
(d) Merger. All conditions to the closing of the Merger shall have been satisfied or waived (other than the Closing hereunder and other than those conditions which, by their nature, are to be satisfied at the closing of the transactions contemplated by the Merger Agreement), and the closing of the Merger shall be set to occur substantially concurrently with the Closing hereunder.
SECTION 7. Transfer Restrictions; Restrictive Legend.
7.01 Transfer Restrictions. Each Purchaser understands that the Company may, as a condition to the transfer of any of the Securities, require that the request for transfer be accompanied by a certificate and/or an opinion of counsel reasonably satisfactory to the Company, to the effect that the proposed transfer does not result in a violation of the 1933 Act, unless such transfer is covered by an effective registration statement or is exempt from the registration requirements of the 1933 Act, including under by Rule 144. It is understood that the certificates evidencing the Securities may bear substantially the following legend:
“THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS. THEY MAY NOT BE SOLD, OFFERED FOR

SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR APPLICABLE STATE SECURITIES LAWS OR A VALID EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR APPLICABLE STATE SECURITIES LAWS.”
SECTION 8. Definitions. Unless the context otherwise requires, the terms defined in this Section 8 shall have the meanings specified for all purposes of this Agreement.
“1933 Act” means the Securities Act of 1933, as amended.
“1934 Act” means the Securities Exchange Act of 1934, as amended.
“Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the 1934 Act.
“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to remain closed.
“National Exchange” means the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market, or the New York Stock Exchange.
“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.
“Purchase Price” means $2.51 per share.
“Purchaser Majority” means the Purchasers committed to purchase at least a majority the Closing Shares, including at least one of AI DMI LLC and OrbiMed Private Investments VI, LP.
“Registration Rights Agreement” means the Registration Rights Agreement, in the form attached hereto as Exhibit A, to be entered into at the Closing among the Company and each Purchaser.
“Rule 144” means Rule 144 promulgated by the Commission pursuant to the 1933 Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as Rule 144.
SECTION 9. Miscellaneous.
9.01 Waivers and Amendments. Neither this Agreement, nor any provision hereof, may be changed, waived, amended or modified orally or by course of dealing, but only by an instrument in writing executed by the Company and the Purchaser Majority, provided that, (y) if any, change, waiver, amendment, modification disproportionately and adversely impacts a Purchaser (or group of Purchasers), the consent of such disproportionately impacted Purchaser (or group of Purchasers) shall be required and (z) any change to the Purchase Price shall require the consent of each Purchaser.
9.02 Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered: (a) when delivered, if delivered personally, (b) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (c) one Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next Business Day delivery, or (d) when receipt is acknowledged, in the case of email, in each case to the intended recipient as set forth below, with respect to the Company, and to the addresses set forth on the Schedule of Purchasers with respect to the Purchasers.
if to the Company:
Disc Medicine, Inc.
321 Arsenal Street, Suite 101
Watertown, MA 02472
Attention: Rahul Khara, General Counsel
Email: *****@*****.com

with a copy to (which shall not constitute notice):
Goodwin Procter LLP
100 Northern Ave.
Boston, MA 02110
Attention: William D. Collins
Email: *****@*****.com
or at such other address as the Company or each Purchaser may specify by written notice to the other parties hereto in accordance with this Section 9.02.
9.03 Cumulative Remedies. None of the rights, powers or remedies conferred upon the Purchasers on the one hand or the Company on the other hand shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.
9.04 Successors and Assigns. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto, the successors and permitted assigns of each Purchaser and the successors of the Company, whether so expressed or not. None of the Purchasers may assign its rights or obligations hereof without the prior written consent of the Company, except that a Purchaser may, without the prior consent of the Company, assign its rights to purchase the Securities hereunder to any of its affiliates or to any other investment funds or accounts managed or advised by the investment manager who acts on behalf of Purchaser (provided each such assignee agrees to be bound by the terms of this Agreement and makes the same representations and warranties set forth in Section 3 hereof). The Company may not assign its rights or obligations hereof without the consent of the Purchasers. This Agreement shall not inure to the benefit of or be enforceable by any other person.
9.05 Headings. The headings of the Sections and paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.
9.06 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. IN ANY ACTION OR PROCEEDING BETWEEN ANY OF THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, EACH OF THE PARTIES: (A) IRREVOCABLY AND UNCONDITIONALLY CONSENTS AND SUBMITS TO THE EXCLUSIVE JURISDICTION AND VENUE OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE, (B) AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY IN ACCORDANCE WITH CLAUSE (A) OF THIS SECTION 9.06, (C) WAIVES ANY OBJECTION TO LAYING VENUE IN ANY SUCH ACTION OR PROCEEDING IN SUCH COURTS, (D) WAIVES ANY OBJECTION THAT SUCH COURTS ARE AN INCONVENIENT FORUM OR DO NOT HAVE JURISDICTION OVER ANY PARTY, (E) AGREES THAT SERVICE OF PROCESS UPON SUCH PARTY IN ANY SUCH ACTION OR PROCEEDING SHALL BE EFFECTIVE IF NOTICE IS GIVEN IN ACCORDANCE WITH SECTION 9.02 OF THIS AGREEMENT AND (F) IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY.
9.07 Survival. The representations and warranties of the Company and the Purchasers contained in Sections 3 and 4, and the agreements and covenants set forth in Sections 5 and 9 shall survive the Closing in accordance with their respective terms. Each Purchaser shall be responsible only for its own representations, warranties, agreements and covenants hereunder.
9.08 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts (including counterparts delivered by facsimile or other electronic format) shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

9.09 Entire Agreement. This Agreement, together with the Registration Rights Agreement, contains the entire agreement among the parties hereto with respect to the subject matter hereof and, except as set forth below, this agreement supersedes and replaces all other prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof. Notwithstanding the foregoing or anything to the contrary in this Agreement, this Agreement shall not supersede any confidentiality or other non-disclosure agreements that may be in place between the Company and any Purchaser.
9.10 Severability. If any provision of this Agreement shall be found by any court of competent jurisdiction to be invalid or unenforceable, the parties hereby waive such provision to the extent that it is found to be invalid or unenforceable. Such provision shall, to the maximum extent allowable by law, be modified by such court so that it becomes enforceable, and, as modified, shall be enforced as any other provision hereof, all the other provisions hereof continuing in full force and effect.
9.11 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under this Agreement. Nothing contained herein, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as, and the Company acknowledges that the Purchasers do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group, and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by this Agreement and the Company acknowledges that the Purchasers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement. The Company acknowledges and each Purchaser confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Purchaser shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. The Company has elected to provide all Purchasers with the same terms for the convenience of the Company and not because it was required or requested to do so by any Purchaser.
9.12 Termination. This Agreement shall terminate and be void and of no further force and effect, and all obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time that the Merger Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of the Company and the Purchaser, (c) if, on the Closing Date, any of the conditions of Closing set forth in Section 6 have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Agreement are not consummated, or (d) if the Closing has not occurred on or before the End Date (as such term is defined in the Merger Agreement), other than as a result of a Willful Breach of a Purchaser’s obligations hereunder; provided, however, that nothing herein shall not relieve any party to this Agreement of any liability for common law fraud or for any Willful Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. “Willful Breach” means a deliberate act or deliberate failure to act, taken with the actual knowledge that such act or failure to act would result in or constitute a material breach of this Agreement.
9.13 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.
[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed as of the Effective Date.
DISC MEDICINE, INC.

By:
Name:
Title:
[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed as of the Effective Date.
[•]

By:
Name:
Title:
[Signature Page to Subscription Agreement]

Exhibit A
Form of Registration Rights Agreement
REGISTRATION RIGHTS AGREEMENT
This Registration Rights Agreement (this “Agreement”) is made and entered into as of [•], 2022, between Disc Medicine, Inc., a Delaware corporation, and each of the several purchasers signatory hereto (each such purchaser, a “Purchaser” and, collectively, the “Purchasers”).
WHEREAS, the Company is party to that certain Agreement and Plan of Merger and Reorganization by and among the Company, Gemstone Merger Sub, Inc., Gemini Therapeutics, Inc. (“Gem”), dated as of August [•], 2022 (the “Merger Agreement”), pursuant to which the Company will become a wholly-owned subsidiary of Gem (the “Merger”);
WHEREAS, following the Merger (as defined in the Merger Agreement), the Company will change its name to Disc Medicine Operations, Inc. and Gem will change its name to Disc Medicine, Inc. (“TopCo”);
WHEREAS, the Company and the Purchasers are parties to a Subscription Agreement, dated as of the date hereof (the “Purchase Agreement”), pursuant to which the Purchasers, severally and not jointly, are purchasing shares of Common Stock of the Company (the “Purchased Shares”); and
WHEREAS, in connection with the consummation of the transactions contemplated by the Purchase Agreement, and pursuant to the terms of the Purchase Agreement, the parties desire to enter into this Agreement in order to grant certain rights to the Purchasers as set forth below.
NOW, THEREFORE, in consideration of the covenants and promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
The Company and each Purchaser hereby agree as follows:
1. Definitions.
Capitalized terms used and not otherwise defined herein that are defined in the Purchase Agreement shall have the meanings given such terms in the Purchase Agreement.
As used in this Agreement, the following terms shall have the following meanings:
“Advice” shall have the meaning set forth in Section 6(c).
“Company” means Disc Medicine, Inc. for all periods prior to closing of the Merger and
TopCo for all periods after completion of the Merger.
“Effectiveness Date” means, with respect to the Initial Registration Statement required to be filed hereunder, the 90th calendar day following the date hereof (or, in the event of a “full review” by the Commission, the 120th calendar day following the date hereof) and with respect to any additional Registration Statements that may be required pursuant to Sections 2(b) and 2(c) or Section 3(c), the 60th calendar day following the date on which an additional Registration Statement is required to be filed hereunder (or, in the event of a “full review” by the Commission, the 90th calendar day following the date thereof); provided, however, that in the event the Company is notified by the Commission (orally or in writing) that one or more of the above Registration Statements will not be reviewed or is no longer subject to further review and comments, the Effectiveness Date as to such Registration Statement shall be the fifth Trading Day following the date on which the Company is so notified if such date precedes the dates otherwise required above, provided, further, if such Effectiveness Date falls on a day that is not a Trading Day, then the Effectiveness Date shall be the next succeeding Trading Day.
“Effectiveness Period” shall have the meaning set forth in Section 2(a).
“Filing Date” means, with respect to the Initial Registration Statement required hereunder, the 45th calendar day following the date hereof and, with respect to any additional Registration Statements that may be required pursuant to Sections 2(b) and 2(c) or Section 3(c), the earliest practical date on which the Company is permitted by SEC Guidance to file such additional Registration Statement related to the Registrable Securities.

“Holder” or “Holders” means the holder or holders, as the case may be, from time to time of Registrable Securities.
“Indemnified Party” shall have the meaning set forth in Section 5(c).
“Indemnifying Party” shall have the meaning set forth in Section 5(c).
“Initial Registration Statement” means the initial Registration Statement filed pursuant to this Agreement.
“Losses” shall have the meaning set forth in Section 5(a).
“Plan of Distribution” shall have the meaning set forth in Section 2(a).
“Prospectus” means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated by the Commission pursuant to the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.
“Registrable Securities” means, as of any date of determination, (a) all shares of Gem common stock issued to the Purchasers at the closing of the Merger in respect of the Purchased Shares (the “Purchase Agreement Shares”), (b) all shares of Gem issued at the closing of the Merger to the Purchasers in respect of all other shares of capital stock of the Company held by Purchaser as of immediately prior to the Effective Time (as defined in the Merger Agreement), and (c) all shares of Gem held by Purchaser as of immediately prior to the Effective Time, (d) any securities issued or then issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing; provided, however, that any such Registrable Securities shall cease to be Registrable Securities (and the Company shall not be required to maintain the effectiveness of any, or file another, Registration Statement hereunder with respect thereto) upon the earliest to occur of (i) a Registration Statement with respect to the sale of such Registrable Securities is declared effective by the Commission under the Securities Act and such Registrable Securities have been disposed of by the Holder in accordance with such effective Registration Statement, (ii) such Registrable Securities have been previously sold in accordance with Rule 144, (iii) such securities become eligible for resale without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144, as determined by counsel to the Company pursuant to a written opinion letter to such effect, addressed, delivered and acceptable to the Company’s transfer agent and the affected Holders, and (iv) five years after the date of this Agreement.
“Registration Statement” means any registration statement required to be filed hereunder pursuant to Section 2(a) and any additional registration statements contemplated by Section 2(c) or Section 3(c), including (in each case) the Prospectus, amendments and supplements to any such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in any such registration statement.
“Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.
“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.
“SEC Guidance” means (i) any publicly-available written or oral guidance of the Commission staff, or any comments, requirements or requests of the Commission staff; provided, that any such oral guidance, comments, requirements or requests are reduced to writing by the Commission and (ii) the Securities Act.
“Selling Stockholder Questionnaire” shall have the meaning set forth in Section 3(a).
“Trading Day” means any day on which the Gem Common Stock is traded on a National Exchange.
2. Shelf Registration.

(a) On or prior to each Filing Date, the Company shall (or shall cause TopCo to) prepare and file with the Commission a Registration Statement covering the resale of all of the Registrable Securities that are not then registered on an effective Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415. Each Registration Statement filed hereunder shall be on Form S-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3, in which case such registration shall be on another appropriate form in accordance herewith, subject to the provisions of Section 2(d)) and shall contain (unless otherwise directed by at least 85% in interest of the Holders) disclosure substantially in the form of the “Plan of Distribution” attached hereto as Annex A and substantially in the form of the “Selling Stockholder” section attached hereto as Annex B. Subject to the terms of this Agreement, the Company shall use its reasonable best efforts to cause a Registration Statement filed under this Agreement (including, without limitation, under Section 3(c)) to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event no later than the applicable Effectiveness Date, and shall use its reasonable best efforts to keep such Registration Statement continuously effective under the Securities Act until the earlier of (a) the date that all Registrable Securities covered by such Registration Statement (i) have been sold, thereunder or pursuant to Rule 144, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144, as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Company’s transfer agent and the affected Holders and (b) five years after the date of this Agreement (the “Effectiveness Period”). The Company shall telephonically request effectiveness of a Registration Statement as of 5:00 p.m. (New York City time) on a Trading Day. The Company shall promptly notify the Holders via facsimile or by e-mail of the effectiveness of a Registration Statement on the same Trading Day that the Company telephonically confirms effectiveness with the Commission, which shall be the date requested for effectiveness of such Registration Statement. The Company shall, by 9:30 a.m. (New York City time) on the Trading Day after the effective date of such Registration Statement, file a final Prospectus with the Commission as required by Rule 424.
(b) Notwithstanding the registration obligations set forth in Section 2(a), if the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly inform each of the Holders thereof and use its reasonable best efforts to file amendments to the Initial Registration Statement as required by the Commission, covering the maximum number of Registrable Securities permitted to be registered by the Commission, on Form S-3 or such other form available to register for resale the Registrable Securities as a secondary offering; with respect to filing on Form S-3 or other appropriate form; provided, however, that prior to filing such amendment, the Company shall be obligated to use commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with the SEC Guidance, including without limitation, Compliance and Disclosure Interpretation 612.09.
(c) Notwithstanding any other provision of this Agreement, if the Commission or any SEC Guidance sets forth a limitation on the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used reasonable efforts to advocate with the Commission for the registration of all or a greater portion of Registrable Securities), unless otherwise directed in writing by a Holder as to its Registrable Securities, the total number of Registrable Securities to be registered on such Registration Statement will be reduced as follows:
a. First, the Company shall reduce or eliminate any securities to be included other than Registrable Securities;
b. Second, the Company shall reduce Registrable Securities represented by Shares other than the Purchase Agreement Shares (applied, in the case that some of such Shares may be registered, to the Holders on a pro rata basis based on the total number of such unregistered Shares held by such Holders); and

c. Third, the Company shall reduce Registrable Securities represented by the Purchase Agreement Shares (applied, in the case that some Purchase Agreement Shares may be registered, to the Holders on a pro rata basis based on the total number of unregistered Purchase Agreement Shares held by such Holders)
In the event of a cutback hereunder, the Company shall give the Holder at least five (5) Trading Days prior written notice along with the calculations as to such Holder’s allotment. In the event the Company amends the Initial Registration Statement in accordance with the foregoing, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by the Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Initial Registration Statement, as amended.
(d) If Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form and (ii) undertake to register the Registrable Securities on Form S-3 as soon as such form is available, provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the Commission.
(e) Notwithstanding anything to the contrary contained herein, in no event shall the Company be permitted to name any Holder or affiliate of a Holder as an underwriter in any Registration Statement without the prior written consent of such Holder.
3. Registration Procedures.
In connection with the Company’s registration obligations hereunder, the Company shall:
(a) Not less than five (5) Trading Days prior to the filing of each Registration Statement and not less than one (1) Trading Day prior to the filing of any related Prospectus or any amendment or supplement thereto (including any document that would be incorporated or deemed to be incorporated therein by reference), the Company shall (i) furnish to each Holder copies of all such documents proposed to be filed, which documents (other than those incorporated or deemed to be incorporated by reference) will be subject to the review of such Holders, and (ii) use commercially reasonable efforts to cause its officers and directors, counsel and independent registered public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of respective counsel to each Holder, to conduct a reasonable investigation within the meaning of the Securities Act. The Company shall not file a Registration Statement or any such Prospectus or any amendments or supplements thereto to which the Required Holders (as defined below) shall reasonably object in good faith, provided that, the Company is notified of such objection in writing no later than five (5) Trading Days after the Holders have been so furnished copies of a Registration Statement or one (1) Trading Day after the Holders have been so furnished copies of any related Prospectus or amendments or supplements thereto. Each Holder agrees to furnish to the Company a completed questionnaire in the form attached to this Agreement as Annex C(a “Selling Stockholder Questionnaire”) on a date that is not less than two (2) Trading Days prior to the Filing Date or by the end of the fourth (4th) Trading Day following the date on which such Holder receives draft materials in accordance with this Section. The Company shall not be required to include any Registrable Securities in the Registration Statement for any Holder that has not provided such Selling Stockholder Questionnaire.
(b) (i) Prepare and file with the Commission such amendments, including post-effective amendments, to a Registration Statement and the Prospectus used in connection therewith as may be necessary to keep a Registration Statement continuously effective as to the applicable Registrable Securities for the Effectiveness Period and prepare and file with the Commission such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities, (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement (subject to the terms of this Agreement), and, as so supplemented or amended, to be filed pursuant to Rule 424, (iii) respond as promptly as reasonably possible to any comments received from the Commission with respect to a Registration Statement or any amendment thereto and provide as promptly as reasonably possible to the Holders true and complete copies of all correspondence from and to the Commission relating to a Registration Statement (provided that, the Company shall excise any information contained therein that would constitute material non-public information regarding the Company or any of its subsidiaries), and (iv) comply in all material respects with the applicable provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by a Registration Statement during the applicable period in accordance (subject to the terms of this Agreement) with the intended methods of disposition by the Holders thereof set forth in such Registration Statement as so amended or in such Prospectus as so supplemented.
(c) If during the Effectiveness Period, the number of Registrable Securities at any time exceeds 100% of the number of shares of Common Stock then registered in a Registration Statement, then the Company shall, subject to Sections 2(b) and 2(c), if applicable, file as soon as reasonably practicable, but in any case prior to the applicable Filing Date, an additional Registration Statement covering the resale by the Holders of not less than the number of such Registrable Securities.
(d) Notify the Holders of Registrable Securities to be sold (which notice shall, pursuant to clauses (iii) through (vi) hereof, be accompanied by an instruction to suspend the use of the Prospectus until the requisite changes have been made) as promptly as reasonably possible (and, in the case of (i)(A) below, not less than one (1) Trading Day prior to such filing) and (if requested by any such Person) confirm such notice in writing no later than one (1) Trading Day following the day (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to a Registration Statement is proposed to be filed, (B) when the Commission notifies the Company whether there will be a “review” of such Registration Statement and whenever the Commission comments in writing on such Registration Statement, and (C) with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission or any other federal or state governmental authority for amendments or supplements to a Registration Statement or Prospectus or for additional information, (iii) of the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity (a “Proceeding) for such purpose, (v) of the occurrence of any event or passage of time that makes the financial statements included in a Registration Statement ineligible for inclusion therein or any statement made in a Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to a Registration Statement, Prospectus or other documents so that, in the case of a Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (vi) of the occurrence or existence of any pending corporate development with respect to the Company that the Company believes may be material and that, in the determination of the Company, makes it not in the best interest of the Company to allow continued availability of a Registration Statement or Prospectus; provided, however, that in no event shall any such notice contain any information that would constitute material, non-public information regarding the Company or any of its subsidiaries.
(e) Use its commercially reasonable efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order stopping or suspending the effectiveness of a Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.
(f) If requested by a Holder, furnish to each Holder, without charge, at least one conformed copy of each such Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference to the extent requested by such Person, and all exhibits to the extent requested by such Person (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission, provided that any such item that is available on the EDGAR system (or successor thereto) need not be furnished in physical form.
(g) Subject to the terms of this Agreement, the Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto, except after the giving of any notice pursuant to Section 3(d).
(h) Prior to any resale of Registrable Securities by a Holder, use its commercially reasonable efforts to register or qualify or cooperate with the selling Holders in connection with the registration or qualification (or exemption from the registration or qualification) of such Registrable Securities for the resale by the Holder under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder reasonably requests in writing, to keep each registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things reasonably necessary to enable the disposition in such jurisdictions of the Registrable Securities covered by each Registration Statement, provided that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified, subject the Company to any material tax in any such jurisdiction where it is not then so subject or file a general consent to service of process in any such jurisdiction.
(i) If requested by a Holder, cooperate with such Holder to facilitate the timely preparation and delivery of certificates or book entry statements, as applicable, representing Registrable Securities to be delivered to a transferee pursuant to a Registration Statement, which certificates shall be free, to the extent permitted by the Purchase Agreement, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holder may reasonably request; provided that Holder furnishes to Company a completed Holder Representation Letter in substantially the form attached hereto as Annex D and such other customary representations as may be required in connection therewith.
(j) Upon the occurrence of any event contemplated by Section 3(d), as promptly as reasonably possible under the circumstances taking into account the Company’s good faith assessment of any adverse consequences to the Company and its stockholders of the premature disclosure of such event, prepare a supplement or amendment, including a post-effective amendment, to a Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither a Registration Statement nor such Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If the Company notifies the Holders in accordance with clauses (iii) through (vi) of Section 3(d) above to suspend the use of any Prospectus until the requisite changes to such Prospectus have been made, then the Holders shall suspend use of such Prospectus; provided that the Company shall only be entitled to exercise its right under this Section 3(j) to suspend the availability of a Registration Statement and Prospectus for a period not to exceed 60 calendar days (which need not be consecutive days) in any 12-month period. The Company will use its reasonable best efforts to ensure that the use of the Prospectus may be resumed as promptly as is practicable.
(k) Otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the Commission under the Securities Act and the Exchange Act, including, without limitation, Rule 172 under the Securities Act, file any final Prospectus, including any supplement or amendment thereof, with the Commission pursuant to Rule 424 under the Securities Act, promptly inform the Holders in writing if, at any time during the Effectiveness Period, the Company does not satisfy the conditions specified in Rule 172 and, as a result thereof, the Holders are required to deliver a Prospectus in connection with any disposition of Registrable Securities and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder.
(l) The Company shall use its commercially reasonable efforts to maintain eligibility for use of Form S-3 (or any successor form thereto) for the registration of the resale of the Registrable Securities once eligible to use such form.

(m) The Company may require each selling Holder to furnish to the Company a certified statement as to the number of shares of Common Stock beneficially owned by such Holder and, if required by the Commission, the natural persons thereof that have voting and dispositive control over the shares.
(n) The Company shall use its reasonable best efforts to cause (i) all Shares to be listed on each securities exchange or market, if any, on which the shares of Gem Common Stock have been listed.
(o) The Company shall, at its sole expense, upon appropriate notice from a Holder stating that Registrable Securities have been sold or transferred pursuant to an effective Registration Statement, timely prepare and deliver certificates or evidence of book-entry positions representing the Registrable Securities to be delivered to a transferee pursuant to such Registration Statement, which certificates or book-entry positions shall be free of any restrictive legends and in such denominations and registered in such names as the undersigned may request. Further, the Company shall use its commercially reasonable efforts, at its sole expense, to cause its legal counsel to (a) issue to the transfer agent and maintain a “blanket” legal opinion instructing the transfer agent that, in connection with a sale or transfer of “restricted securities” (i.e., securities issued pursuant to an exemption from the registration requirements of Section 5 of the Securities Act), the resale or transfer of which restricted securities has been registered pursuant to an effective Registration Statement by the holder thereof named in such Registration Statement, upon receipt of an appropriate broker representation letter and other such documentation as the Company’s counsel deems necessary and appropriate and after confirming compliance with relevant prospectus delivery requirements, is authorized to remove any applicable restrictive legend in connection with such sale or transfer and (b) if the Registrable Securities are not registered pursuant to an effective Registration Statement, issue to the transfer agent a legal opinion to facilitate the sale or transfer of the Registrable Securities and removal of any restrictive legends pursuant to any exemption from the registration requirements of Section 5 of the Securities Act that may be available to the undersigned, upon request; provided, that in the case of a request to remove such restrictive legends in connection with a sale or transfer of Registrable Securities pursuant to clause (a) or (b) above, the Company shall use its commercially reasonable efforts to cause the Company’s transfer agent to remove any such applicable restrictive legends in connection with such sale or transfer within two Business Days of such request. The Company shall be responsible for the fees of its transfer agent, its legal counsel and all DTC fees associated with any such request.
4. Registration Expenses. All fees and expenses incident to the performance of or compliance with, this Agreement by the Company shall be borne by the Company whether or not any Registrable Securities are sold pursuant to a Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses of the Company’s counsel and independent registered public accountants) (A) with respect to filings made with the Commission, (B) with respect to filings required to be made with any National Exchange on which the Common Stock is then listed for trading, and (C) in compliance with applicable state securities or Blue Sky laws reasonably agreed to by the Company in writing (including, without limitation, fees and disbursements of counsel for the Company in connection with Blue Sky qualifications or exemptions of the Registrable Securities), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, (vi) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement, and (vii) the reasonable fees and expenses, not to exceed $35,000, of one counsel for the selling Holders selected by the Holders of a majority of the Registrable Securities to be registered. In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder. In no event shall the Company be responsible for any underwriting, broker or similar fees or commissions of any Holder or, except to the extent provided for in the Purchase Agreement or this Agreement, any legal fees or other costs of the Holders.

5. Indemnification.
(a) Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder and its affiliates, the officers, directors, members, partners, agents, brokers (including brokers who offer and sell Registrable Securities as principal as a result of a pledge or any failure to perform under a margin call of Common Stock), investment advisors and employees (and any other Persons with a functionally equivalent role of a Person holding such titles, notwithstanding a lack of such title or any other title) of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, members, stockholders, partners, agents and employees (and any other Persons with a functionally equivalent role of a Person holding such titles, notwithstanding a lack of such title or any other title) of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable and documented attorneys’ fees) and expenses (collectively, “Losses”), as incurred, arising out of or based solely upon (1) any untrue or alleged untrue statement of a material fact contained in a Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading or (2) any violation or alleged violation by the Company of the Securities Act, the Exchange Act or any state securities law, or any rule or regulation thereunder, in connection with the performance of its obligations under this Agreement, except to the extent, but only to the extent, that (i) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Holder expressly for use in a Registration Statement, such Prospectus or in any amendment or supplement thereto (it being understood that the Holder has approved Annex A hereto for this purpose) or (ii) in the case of an occurrence of an event of the type specified in Section 3(d)(iii)-(vi), the use by such Holder of an outdated, defective or otherwise unavailable Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated, defective or otherwise unavailable for use by such Holder and prior to the receipt by such Holder of the Advice contemplated in Section 6(c). The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding arising from or in connection with the transactions contemplated by this Agreement of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such indemnified person and shall survive the transfer of any Registrable Securities by any of the Holders in accordance with Section 6(f).
(b) Indemnification by Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, to the extent arising out of or based solely upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished in writing by such Holder to the Company expressly for inclusion in such Registration Statement or such Prospectus, including information provided in the Selling Stockholder Questionnaire or regarding the proposed method of distribution of Registrable Securities that was reviewed and expressly approved in writing by such Holder expressly for use in a Registration Statement (it being understood that the Holder has approved Annex A hereto for this purpose), such Prospectus or in any amendment or supplement thereto. In no event shall the liability of a selling Holder be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such Holder in connection with any claim relating to this Section 5 and the amount of any damages such Holder has otherwise been required to pay by reason of such untrue statement or omission) received by such Holder upon the sale of the Registrable Securities included in the Registration Statement giving rise to such indemnification obligation.
(c) Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all reasonable fees and expenses incurred in connection with defense thereof, provided that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have materially and adversely prejudiced the Indemnifying Party.
An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses, (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding, or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and counsel to the Indemnified Party shall reasonably believe that a material conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and the reasonable fees and expenses of no more than one separate counsel shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld or delayed. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.
Subject to the terms of this Agreement, all reasonable and documented fees and expenses of the Indemnified Party (including reasonable and documented fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten Trading Days of written notice thereof to the Indemnifying Party, provided that the Indemnified Party shall promptly reimburse the Indemnifying Party for that portion of such fees and expenses applicable to such actions for which such Indemnified Party is finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) not to be entitled to indemnification hereunder.
(d) Contribution. If the indemnification under Section 5(a) or 5(b) is unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless for any Losses, then each Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Party, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in this Agreement, any reasonable attorneys’ or other fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.
The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. In no event shall the contribution obligation of a Holder of Registrable Securities be greater in amount than the dollar amount of the proceeds (net of all expenses paid by such Holder in connection with any claim relating to this Section 5 and the amount of any damages such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission) received by it upon the sale of the Registrable Securities giving rise to such contribution obligation.
The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.
6. Miscellaneous.
(a) Remedies. In the event of a breach by the Company or by a Holder of any of their respective obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement. Each of the Company and each Holder agrees that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall not assert or shall waive the defense that a remedy at law would be adequate.
(b) No Piggyback on Registrations; Prohibition on Filing Other Registration Statements. Neither the Company nor any of its security holders (other than the Holders in such capacity pursuant hereto) may include securities of the Company in any Registration Statements other than the Registrable Securities. The Company shall not file any other registration statements until all Registrable Securities are registered pursuant to a Registration Statement that is declared effective by the Commission, provided that this Section 6(b) shall not prohibit the Company from filing amendments to registration statements filed prior to the date of this Agreement so long as no new securities are registered on any such existing registration statements, nor preparing and filing with the Commission a registration statements on Form S-8 relating to its equity incentive plans.
(c) Discontinued Disposition. By its acquisition of Registrable Securities, each Holder agrees that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(d)(iii) through (vi), such Holder will forthwith discontinue disposition of such Registrable Securities under a Registration Statement until it is advised in writing (the “Advice”) by the Company that the use of the applicable Prospectus (as it may have been supplemented or amended) may be resumed. The Company will use its commercially reasonable efforts to ensure that the use of the Prospectus may be resumed as promptly as is practicable.
(d) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Required Holders, provided that, if any amendment, modification or waiver disproportionately and adversely impacts a Holder (or group of Holders), the consent of such disproportionately impacted Holder (or group of Holders) shall be required. If a Registration Statement does not register all of the Registrable Securities pursuant to a waiver or amendment done in compliance with the previous sentence, then the number of Registrable Securities to be registered for each Holder shall be reduced pro rata among all Holders and each Holder shall have the right to designate which of its Registrable Securities shall be omitted from such Registration Statement. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of a Holder or some Holders and that does not directly or indirectly affect the rights of other Holders may be given only by such Holder or Holders of all of the Registrable Securities to which such waiver or consent relates; provided, however, that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the first sentence of this Section 6(d). No consideration shall be offered or paid to any

Person to amend or consent to a waiver or modification of any provision of this Agreement unless the same consideration also is offered to all of the parties to this Agreement. As used herein, “Required Holders” means Holders of 50.1% or more of the then outstanding Registrable Securities (for purposes of clarification, this includes any securities issuable upon conversion or exercise of any Registrable Security).
(e) Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be delivered as set forth in the Purchase Agreement.
(f) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the benefit of each Holder. The Company may not assign (except by merger) its rights or obligations hereunder without the prior written consent of all of the Holders of the then outstanding Registrable Securities. Each Holder may assign their respective rights hereunder in the manner and to the Persons as permitted under Section 9.04 of the Purchase Agreement.
(g) No Inconsistent Agreements. Neither the Company nor any of its subsidiaries has entered, as of the date hereof, nor shall the Company or any of its subsidiaries, on or after the date of this Agreement, enter into any agreement with respect to its securities, that would have the effect of impairing the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof. Neither the Company nor any of its subsidiaries has previously entered into any agreement granting any registration rights with respect to any of its securities to any Person that have not been satisfied in full.
(h) Execution and Counterparts. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page was an original thereof.
(i) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be determined in accordance with the provisions of the Purchase Agreement.
(j) Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any other remedies provided by law.
(k) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.
(l) Headings. The headings in this Agreement are for convenience only, do not constitute a part of the Agreement and shall not be deemed to limit or affect any of the provisions hereof.
(m) Independent Nature of Holders’ Obligations and Rights. The obligations of each Holder hereunder are several and not joint with the obligations of any other Holder hereunder, and no Holder shall be responsible in any way for the performance of the obligations of any other Holder hereunder. Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any Holder pursuant hereto or thereto, shall be deemed to constitute the Holders as a partnership, an association, a joint venture or any other kind of group or entity, or create a presumption that the Holders are in any way acting in concert or as a group or entity with respect to such obligations or the transactions contemplated by this Agreement or any other matters, and the Company acknowledges that the Holders are not acting in concert or as a group, and the Company shall not assert any such claim, with respect to such obligations or transactions. Each Holder shall be entitled to protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Holder to be joined as an additional party in any proceeding for such purpose. The use of a single agreement with respect to the obligations of the Company contained was solely in the control of the Company, not the action or decision of any Holder, and was done solely for the convenience of the Company and not because it was required or requested to do so by any Holder. It is expressly understood and agreed that each provision contained in this Agreement is between the Company and a Holder, solely, and not between the Company and the Holders collectively and not between and among Holders.
********************
(Signature Pages Follow)

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.
DISC MEDICINE, INC.

By:
Name:
Title:
[SIGNATURE PAGE OF HOLDERS FOLLOWS]

[SIGNATURE PAGE OF HOLDERS TO DISC RRA]
Name of Holder:
Signature of Authorized Signatory of Holder:
Name of Authorized Signatory:
Title of Authorized Signatory:
[SIGNATURE PAGES CONTINUE]

Annex A
Plan of Distribution
Each Selling Stockholder (the “Selling Stockholders”) of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal Trading Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales;
•	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law.
The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.
Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.
In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities that require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.
The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner- of-sale limitations by reason of Rule 144, and without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect, or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

Annex B
SELLING STOCKHOLDERS
For additional information regarding the issuances of those shares of common stock being registered for resale in this registration statement, see “Private Placement of Shares of Common Stock” and “Business Combination of [•] and [•]” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.
The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the shares of common stock, as of    , 2022.
The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.
The fourth column reflects the number of shares of common stock beneficially owned by each selling stockholder, assuming the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.
The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”
Name of Selling Stockholder	Number of shares of Common Stock Owned Prior to Offering	Maximum Number of shares of Common Stock to be Sold Pursuant to this Prospectus	Number of shares of Common Stock Owned After Offering

Annex C
Selling Stockholder Notice and Questionnaire
The undersigned owner of Registrable Securities (as such term is defined in the Registration Rights Agreement) of Disc Medicine, Inc., a Delaware corporation (the “Company”), understands that the Company has filed or intends to file with the Securities and Exchange Commission (the “Commission”) a Registration Statement for the registration and resale under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), of the Registrable Securities, in accordance with the terms of the Registration Rights Agreement dated as of [•], 2022 to which the Company and the undersigned are parties (the “Registration Rights Agreement”). A copy of the Registration Rights Agreement is available from the Company upon request at the address set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.
Certain legal consequences arise from being named as a selling stockholder in the Registration Statement and the related prospectus. Accordingly, holders and beneficial owners of Registrable Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling stockholder in the Registration Statement and the related prospectus.
NOTICE
The undersigned beneficial owner (the “Selling Stockholder”) of Registrable Securities hereby elects to include the Registrable Securities owned by it in the Registration Statement.
The undersigned hereby provides the following information to the Company and represents and warrants that such information is accurate:
QUESTIONNAIRE
1.	Name.
	(a)	Full Legal Name of Selling Stockholder

	(b)	Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities are held:

	(c)	Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by this Questionnaire):

2.	Address for Notices to Selling Stockholder:

Telephone:

Fax:

Contact Person:

3.	Broker-Dealer Status:

	(a)	Are you a broker-dealer?
Yes ☐ No ☐

	(b)	If “yes” to Section 3(a), did you receive your Registrable Securities as compensation for investment banking services to the Company?

Yes ☐ No ☐

	Note:	If “no” to Section 3(b), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

	(c)	Are you an affiliate of a broker-dealer?

Yes ☐No ☐

(d)
If you are an affiliate of a broker-dealer, do you certify that you purchased the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes ☐ No ☐

	Note:	If “no” to Section 3(d), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

4.	Ownership of Securities of the Company Owned by the Selling Stockholder.

Except as set forth below in this Item 4, the undersigned is not the beneficial or registered owner of any securities of the Company other than the securities issuable pursuant to the Purchase Agreement.

	(a)	Type and Amount of other Company securities owned by the Selling Stockholder (including beneficially owned, as applicable):

5.	Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

   State any exceptions here:
The undersigned agrees to promptly notify the Company of any material inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Registration Statement remains effective; provided, that the undersigned shall not be required to notify the Company of any changes to the number of securities held or owned by the undersigned or its affiliates.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 5 and the inclusion of such information in the Registration Statement and the related prospectus and any amendments or supplements thereto. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus and any amendments or supplements thereto.
IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.
Date:	Beneficial Owner:

By:
Name:
Title:
PLEASE FAX A COPY (OR EMAIL A .PDF COPY) OF THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE TO:

Annex D
HOLDER REPRESENTATION LETTER
       , 20
Disc Medicine, Inc.
Goodwin Procter LLP
100 Northern Ave.
Boston, MA 02110
To Whom It May Concern:
The undersigned (the “Holder”) hereby requests that the federal securities law restrictive legend be removed from the book entries representing     of shares (the “Shares”) of common stock, par value $0.0001 per share (the “Common Stock”), of Disc Medicine, Inc. (the “Company”). In connection with the legend removal, Holder hereby represents to, and agrees with, you as follows:
1.	The Shares are owned of record and beneficially by Holder.
2.
Holder agrees that, if the Shares are not eligible to be sold pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), any offer, sale or transfer of, or other transaction involving, the Shares will only be made (i) pursuant to the Company’s Registration Statement (the “Registration Statement”) filed pursuant to the Securities Act, in a transaction contemplated in the “Plan of Distribution” section of the prospectus included in the Registration Statement and in accordance with the terms and conditions set forth in the Registration Rights Agreement, dated [   ], 2022, by and among Disc Medicine, Inc. and Purchasers (the “RRA”), including, but not limited to, the restrictions upon sales that may be imposed as set forth in the RRA or (ii) to an exemption from the registration requirements of the Securities Act subject to receipt of a legal opinion from Goodwin Procter LLP or other counsel acceptable to the Company that such offer, sale or transfer is exempt from the registration requirements of the Securities Act;

3.
Holder agrees, for the benefit of the Company and Goodwin Procter LLP, that it will (i) not offer and sell, or cause or permit to be offered or sold, any Shares in violation of federal and state securities laws, including, without limitation, prospectus delivery requirements of the Securities Act and (ii) immediately stop selling or transferring Shares pursuant to the Registration Statement upon receipt of written notice from the Company that the Registration Statement may not be used to effect offers, sales or other transfers of the Shares;

4.
Holder (or, in the case of individuals, Holder’s employer) has in place internal policies and procedures to monitor and ensure that no offer, sale or transfer of, or other transaction involving, the Shares is made in violation of the foregoing restrictions, and Holder will monitor all transactions involving the Shares for the purpose of ensuring that they comply with all federal and state securities laws;

5.
Holder agrees that, in the event the Company in the future reasonably determines that the Shares should be evidenced by a certificate bearing appropriate restrictive transfer legends (and/or a book-entry including a notation of restricted security status) because the Registration Statement is not available for the resale of the Shares and the Shares are not eligible to be sold pursuant to Rule 144 promulgated under the Securities Act, the undersigned will take all reasonable action to cause all Shares it then owns or controls to be delivered promptly to the Company’s transfer agent in exchange for one or more stock certificates or warrant certificates bearing restrictive legends (and/or book-entries including a notation of restricted security status) deemed appropriate by the Company;

6.
Holder acknowledges that the Shares shall remain “restricted securities” as that term is defined for purposes of the Securities Act notwithstanding the removal of their federal securities law restrictive legend, and Holder agrees that it will inform its brokers of the fact that such securities are “restricted securities” before any offer, sale or transfer of, or other transaction involving, the Shares. In addition, Holder shall notify the Company of all brokers in whose name, or on whose behalf, any of the Shares are being held on behalf of Holder; and

7.
Holder is familiar with the requirements for effecting resales or transfers of, or other transactions involving, the Shares in compliance with federal and state securities laws and acknowledges and agrees that the Company and Goodwin Procter LLP (together, the “Indemnified Parties”) are relying on Holder’s representations and agreements in this letter. Holder will indemnify and hold harmless the Indemnified Parties against any and all loss, damage, claim, liability and expense arising out of or resulting from the breach of any such representation or agreement.

Very truly yours,

[HOLDER]

By:
Name:
Title:

EXHIBIT E
FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

BETWEEN

[GEM]

and

[        ]

Dated as of [•]

FORM OF

CONTINGENT VALUE RIGHTS AGREEMENT
THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of [•], is entered into by and among [Gem] a Delaware corporation (“Gem”), [   ], as Holder’s Representative,] and [•], as initial Rights Agent (as defined herein).
PREAMBLE
WHEREAS, Gem, [Gemstone Merger Sub, Inc.], a Delaware corporation and wholly-owned subsidiary of Gem (“Merger Sub”), and [•], a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger and Reorganization, dated as of [•], 2022 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Gem (the “Surviving Corporation”);
WHEREAS, pursuant to the Merger Agreement, and in accordance with the terms and conditions thereof, Gem has agreed to provide to the Holders (as defined herein), who shall initially be Persons who are stockholders of Gem as of immediately prior to the Effective Time, contingent value rights as hereinafter described, by way of a dividend or distribution consistent with the Merger Agreement; and
WHEREAS, the parties have done all things necessary to make the contingent value rights, when issued pursuant to the Merger Agreement and hereunder, the valid obligations of Gem and to make this Agreement a valid and binding agreement of Gem, in accordance with its terms.
NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:
ARTICLE 1
DEFINITIONS
Section 1.1 Definitions.
Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. The following terms have the meanings ascribed to them as follows:
“Acting Holders” means, at the time of determination, Holders of at least 25% of the outstanding CVRs as set forth on the CVR Register.
“Assignee” has the meaning set forth in Section 7.5
“Calendar Quarter” means the successive periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 or December 31, for so long as this Agreement is in effect; provided, however that (a) the first Calendar Quarter shall commence on the date of this Agreement and shall end on the first December 31 thereafter, and (b) the last Calendar Quarter shall commence on the first day after the full Calendar Quarter immediately preceding the effective date of the termination or expiration of this Agreement and shall end on the effective date of the termination or expiration of this Agreement.
“CVR” means a contingent contractual right of Holders to receive CVR Payments pursuant to the Merger Agreement and this Agreement.
“CVR Payment” means a number of shares of Gem Common Stock equal to (i) the CVR Proceeds for an applicable Calendar Quarter, divided by (ii) the volume weighted average of their closing market prices for the five (5) trading days ending the day prior to the date of issuance pursuant to this Agreement.
“CVR Period” means the period beginning immediately following the Effective Time and ending on the tenth anniversary of the Closing Date.
“CVR Proceeds” means the amount of Gross Proceeds received by Gem during an applicable Calendar Quarter, less the applicable accrued and reasonably documented Permitted Deductions, in each case as calculated in accordance with GAAP using the policies, methodologies, processes and procedures used to prepare Gem’s most recent year-end financial statements prior to the commencement of such Calendar Quarter.
“CVR Register” has the meaning set forth in Section 2.3(b).

“Disposition” means the sale, license, transfer, disposition or other monetizing event of any Potentially Transferable Asset (including any such sale or disposition or monetizing event of equity securities in any Subsidiary established by Gem during the Disposition Period to hold any right, title or interest in or to any Potentially Transferable Asset), in each case during the Disposition Period.
“Disposition Period” means the period beginning on the execution date of the Merger Agreement and ending on the date that is twelve-months after the Closing Date.
“Gross Proceeds” means, without duplication, any and all consideration of any kind that is paid to Gem, or is received by, Gem or any of its Affiliates during the CVR Period in respect of a Disposition. The value of any securities (whether debt or equity) or other non-cash property constituting Gross Proceeds shall be determined as follows: (A) the value of securities for which there is an established public market shall be equal to the volume weighted average of their closing market prices for the five (5) trading days ending the day prior to the date of payment to, or receipt by, Gem or its relevant Affiliate, and (B) the value of securities that have no established public market and the value of consideration that consists of other non-cash property, shall be the fair market value thereof as of the date of payment to, or receipt by, Gem or its relevant Affiliate.
“Holder” means, at the relevant time, a Person in whose name CVRs are registered in the CVR Register.
“Loss” has the meaning set forth in Section 3.2(g).
“Majority of Holders” means, at any time, the registered Holder or Holders of more than 50% of the total number of CVRs registered at such time, as set forth on the CVR Register.
“Notice” has the meaning set forth in Section 7.1.
“Officer’s Certificate” means a certificate signed by the chief executive officer and the chief financial officer of Gem, in their respective official capacities.
“Permitted Deductions” means the following costs or expenses, without duplication:
(a) any applicable Tax (including any unreimbursed applicable value added or sales taxes) imposed on Gross Proceeds and payable by Gem, the Company or any of their respective Affiliates (regardless of whether the due date for such Taxes arises during or after the Disposition Period) to any tax authority and, without duplication, any income or other similar Taxes payable by Gem, the Company or any of their respective Affiliates that would not have been incurred by Gem, the Company or any of their respective Affiliates but for the Gross Proceeds; provided that, for purposes of calculating income Taxes incurred by Gem, the Company or any of their respective Affiliates in respect of the Gross Proceeds, any such income Taxes shall be computed after taking into account any net operating loss carryforwards or other Tax attributes (including Tax credits) of Gem, the Company or any of their respective Affiliates as of the Closing Date that are available to offset such gain after taking into account any limits of the usability of such attributes, including under Section 382 of the Code (as defined herein) as reasonably determined by a nationally recognized tax advisor (and for the sake of clarity such income taxes shall be calculated without taking into account any net operating losses or other Tax attributes generated by Gem, the Company or any of their respective Affiliates after the Closing Date);
(b) any reasonable and documented out-of-pocket expenses incurred by Gem or any of its Affiliates in respect of its performance of this Agreement following the Closing Date or in respect of its performance of any agreement in connection with any Potentially Transferable Asset, including any costs related to the prosecution, maintenance or enforcement by Gem or any of its Subsidiaries of the intellectual property rights of any such Potentially Transferable Asset (but excluding any costs related to a breach of this Agreement, including costs incurred in litigation in respect of the same);
(c) any reasonable and documented out-of-pocket expenses incurred or accrued by Gem or any of its Affiliates in connection with the negotiation, entry into and closing of any Disposition of any Potentially Transferable Asset, including any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee, service fee or other fee, commission or expense owed to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other third party acting on behalf of Gem or its Affiliates in relation thereto;
(d) any Losses incurred and paid by Gem or any of its Affiliates arising out of any third party claims, demands, actions or other proceedings relating to or in connection with any Disposition, including Losses actually incurred or paid (or reasonably expected to be actually incurred or paid) in connection with indemnification obligations of Gem or any of its Affiliates set forth in any Sale Agreement;
(e) any Liabilities borne by Gem or any of its Affiliates pursuant to Contracts related to Potentially Transferable Assets, including costs arising from the termination thereof (in each case only to the extent not included in the calculation of Gem Net Cash (as defined in the Merger Agreement); and
(f) any Liabilities which Gem reasonably and in good faith determines (with the approval of the Special Committee) should have been, but were not, deducted from “Gem Net Cash” (as defined in the Merger Agreement) pursuant to clause (B) of such definition, in connection with the Closing of the Merger, to the extent that deduction of such Liabilities would have resulted in a change in the Exchange Ratio under the Merger Agreement were such amounts properly deducted (including after giving effect to the Higher Gem Net Cash Amount and the Lower Gem Net Cash Amount);
provided that (a) no Permitted Deductions shall be deducted until the aggregate amount of Permitted Deductions exceeds the CVR Expenditure Amount and (b) no Permitted Deductions shall be deducted if they are otherwise deducted from the calculation of Gem Net Cash (as defined in the Merger Agreement).
“Permitted Transfer” means a Transfer of one or more CVRs (i) upon death of a Holder by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable (v) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (vi) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as permitted by The Depository Trust Company (“DTC”); (vii) to Gem or its Affiliates; or (viii) as provided in Section 2.6.
“Person” shall mean any individual, partnership, joint venture, limited liability company, firm, corporation, unincorporated association or organization, trust or other entity, and shall include any successor (by merger or otherwise) of any such Person.
“Potentially Transferrable Asset” means any and all assets, tangible and intangible, including, without limitation, patents, patent applications, know-how, trade secrets and other intellectual property rights, data, documentation, agreements and licenses, inventory related to drug products and raw materials, and biological materials, which Gem or any of its Subsidiaries owned or had rights to, as of immediately prior to the Effective Time.
“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have been appointed pursuant to Article 3 of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.
“Sale Agreement” has the meaning set forth in Section 4.2.
“Special Committee” has the meaning set forth in Section 4.2.
“Transfer” means transfer, pledge, hypothecation, encumbrance, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), the offer to make such a transfer or other disposition, and each Contract, arrangement or understanding, whether or not in writing, to effect any of the foregoing.
ARTICLE 2
CONTINGENT VALUE RIGHTS
Section 2.1 Holders of CVRs; Appointment of Rights Agent.
(a) The CVRs shall be issued and distributed by Gem in the form of a dividend, in connection with the Merger, to the Persons who as of immediately prior to the Effective Time are stockholders of record of Gem or have the right to receive Gem Common Stock as of immediately prior to the Effective Time, as contemplated by the Merger Agreement.
(b) Gem hereby appoints the Rights Agent to act as rights agent for Gem in accordance with the express terms and conditions set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

Section 2.2 Non-transferable.
A Holder may not at any time Transfer CVRs, other than pursuant to a Permitted Transfer. Any attempted Transfer that is not a Permitted Transfer, in whole or in part, will be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.
Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.
(a) Holders’ rights and obligations in respect of CVRs derive solely from this Agreement; CVRs will not be evidenced by a certificate or other instrument.
(b) The Rights Agent will maintain an up-to-date register (the “CVR Register”) for the purposes of (i) identifying the Holders of CVRs, (ii) determining Holders’ entitlement to CVRs and (iii) registering the CVRs and Permitted Transfers thereof. The CVR Register will initially show one position for the Rights Agent representing all of the CVRs provided to the holders of shares of Gem Common Stock held immediately prior to Closing. Gem and the Rights Agent may require evidence of payment of a sum sufficient to cover any stamp, documentary, registration, or other tax or governmental charge that is imposed in connection with (and would not have been imposed in connection with (and would have been imposed but for)) any such registration of transfer (or evidence that such taxes and charges are not applicable).
(c) Subject to the restriction on transferability set forth in Section 2.2, every request made to Transfer CVRs must be in writing and accompanied by a written instrument of Transfer reasonably acceptable to the Rights Agent, together with the signature guarantee of a guarantor institution which is a participant in a signature guarantee program approved by the Securities Transfer Association (a “signature guarantee”) and other requested documentation in a form reasonably satisfactory to the Rights Agent, duly executed and properly completed, by the Holder or Holders thereof, or by the duly appointed legal representative, personal representative or survivor of such Holder or Holders, setting forth in reasonable detail the circumstances relating to the Transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination in accordance with its own internal procedures, that the Transfer instrument is in proper form and the Transfer, is a Permitted Transfer and otherwise complies on its face with the other terms and conditions of this Agreement, register the Transfer of the applicable CVRs in the CVR Register. All Transfers of CVRs registered in the CVR Register will be the valid obligations of Gem, evidencing the same right, and entitling the transferee to the same benefits and rights under this Agreement, as those held by the transferor. No transfer of CVRs shall be valid until registered in the CVR Register and any transfer not duly registered in the CVR Register shall be void. Gem shall not be responsible for any costs and expenses related to any transfer or assignment of the CVRs (including the cost of any transfer tax).
(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. Such written request must be duly executed by such Holder. Upon receipt of such written notice, the Rights Agent shall promptly record the change of address in the CVR Register.
Section 2.4 Payment Procedures.
(a) No later than forty-five (45) days following the end of each Calendar Quarter following the Closing, Gem shall (i) deliver to the Rights Agent, a certificate (each, a “CVR Certificate”) certifying to and specifying in reasonable detail, for such Calendar Quarter, the aggregate amount of (A) the CVR Proceeds received by Gem or its Affiliates during such fiscal quarter (or, in the case of the first delivery of a CVR Certificate hereunder, all CVR Proceeds received through the end of such Calendar Quarter); (B) the Permitted Deductions reflected in such CVR Proceeds; and (C) the CVR Payment payable to Holders, if any, in respect of such CVR Proceeds and (ii) deliver to the Rights Agent, or as the Rights Agent directs, the aggregate CVR Payment (if any). With respect to each Holder, the Rights Agent shall deliver, or cause to be delivered, a number of shares equal to the product determined by multiplying (i) the quotient determined by dividing (A) the number of shares representing the aggregate CVR Payment by (B) the total number of CVRs registered in the CVR Register at such time, by (ii) the number of CVRs registered to such Holder in the CVR Register at such time. For the avoidance of doubt Gem shall have no further liability in respect of the relevant CVR Payment upon delivery of such CVR Payment in accordance with this Section 2.4(a) and the satisfaction of each of Gem’s obligations set forth in this Section 2.4(a).

(b) The parties hereto agree to treat the distribution of the CVRs as constituting a nontaxable stock distribution under Section 305 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and the receipt of CVR Payments as a nontaxable exercise of the right to receive stock under the CVRs. The parties hereto will not take any position to the contrary on any Tax Return or for other Tax purposes except as required by a change in or clarification to applicable Law after the date hereof.
(c) Gem and the Rights Agent will be entitled to deduct and withhold, or cause to be deducted and withheld, from any CVR Payment otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law relating to Taxes. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made. The Rights Agent shall request from each Holder an IRS Form W-9 or applicable IRS Form W-8 at such time or times as is necessary to permit any payment under this Agreement to be made without U.S. federal backup withholding. Prior to making any such Tax deductions or withholdings or causing any such Tax deductions or withholdings to be made with respect to any Holder, the Rights Agent will, to the extent reasonably practicable, provide notice to the Holder of such potential Tax deduction or withholding and a reasonable opportunity for the Holder to provide any necessary Tax forms in order to avoid or reduce such withholding amounts; provided that the time period for payment of a CVR Payment by the Rights Agent set forth in Section 2.4(a) will be extended by a period equal to any delay caused by the Holder providing such forms, provided, further, that in no event shall such period be extended for more than ten (10) Business Days, unless otherwise requested by the Holder for the purpose of delivering such forms and agreed to by the Rights Agent.
(d) Any portion of a CVR Payment that remains undistributed to the Holders six (6) months after the end of the applicable Calendar Quarter (including by means of invalid addresses on the CVR Register) will be delivered by the Rights Agent to Gem or a person nominated in writing by Gem (with written notice thereof from Gem to the Rights Agent), and any Holder will thereafter look only to Gem for payment of such CVR Payment (which shall be without interest).
Section 2.5 No Voting, Dividends or Interest.
(a) CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs.
(b) CVRs will not represent any equity or ownership interests in Gem or any of its Subsidiaries or in the Surviving Corporation. The sole right of the Holders to receive property hereunder is the right to receive CVR Payments, if any, in accordance with the terms hereof. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Gem or any of its Subsidiaries or of the Surviving Corporation.
(c) By voting in favor of the adoption of the Merger Agreement, the approval of the principal terms of the Merger, and the consummation of the Merger or participating in the Merger and receiving the benefits thereof, including the right to receive CVRs and any consideration payable in connection with the CVRs, each Holder hereby acknowledges and agrees that the CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of Gem’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. Each Holder acknowledges that it is highly possible that no Disposition will occur prior to the expiration of the Disposition Period and that there will not be any Gross Proceeds that may be the subject of a CVR Payment. It is further acknowledged and agreed that neither Gem nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.5(b) is an essential and material term of this Agreement.
Section 2.6 Ability to Abandon CVR.
A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights represented by CVRs by transferring such CVR to Gem or a person nominated in writing by Gem (with written notice thereof from Gem to the Rights Agent) without consideration in compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by Gem of such transfer and cancellation. Nothing in this Agreement is intended to prohibit Gem or its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration in its sole discretion.

ARTICLE 3
THE RIGHTS AGENT
Section 3.1 Certain Duties and Responsibilities.
(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct, bad faith or gross negligence of the Rights Agent (in each case as determined by a final non-appealable judgment of court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by Gem to the Rights Agent during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought. Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action.
(b) The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Gem or the Company. The Rights Agent may (but shall not be required to) enforce all rights of action under this Agreement and any related claim, action, suit, audit, investigation or proceeding instituted by the Rights Agent may be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the CVR Register.
Section 3.2 Certain Rights of Rights Agent.
(a) The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.
(b) The Rights Agent may rely and will be protected by Gem in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in the absence of bad faith to be genuine and to have been signed or presented by or on behalf of Gem.
(c) Whenever the Rights Agent deems it desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Rights Agent may (i) rely upon an Officer’s Certificate and (ii) incur no liability and be held harmless by Gem for or in respect of any action taken or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate.
(d) The Rights Agent may engage and consult with counsel of its selection, and the advice or opinion of such counsel will, in the absence of bad faith, gross negligence or willful misconduct (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction) on the part of the Rights Agent, be full and complete authorization and protection in respect of any action taken or not taken by the Rights Agent in reliance thereon.
(e) Any permissive rights of the Rights Agent hereunder will not be construed as a duty.
(f) The Rights Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.
(g) Gem agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any loss, liability, damage, judgment, fine, penalty, cost or expense (each, a “Loss”) suffered or incurred by the Rights Agent and arising out of or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable and documented costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, except to the extent such Loss has been determined by a final non-appealable decision of a court of competent jurisdiction to have resulted from the Rights Agent’s gross negligence, bad faith or willful misconduct.

(h) In addition to the indemnification provided under Section 3.2(g), Gem agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder, as agreed upon in writing by the Rights Agent and Gem on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent for all reasonable and documented out-of-pocket expenses and other disbursements incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder, including all Taxes (other than income, receipt, franchise or similar Taxes) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement, except that Gem will have no obligation to pay the fees of the Rights Agent or reimburse the Rights Agent for the fees of counsel in connection with any lawsuit initiated by the Rights Agent on behalf of itself or the Holders, except in the case of any suit enforcing the provisions of Section 2.4(a), Section 2.4(b) or Section 3.2(g), if Gem is found by a court of competent jurisdiction to be liable to the Rights Agent or the Holders, as applicable in such suit.
(i) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.
(j) The Rights Agent will not be deemed to have knowledge of any event of which it was supposed to receive notice hereunder but has not received written notice of such event, and the Rights Agent will not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice in writing.
(k) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to Gem or the Company resulting from any such act, default, neglect or misconduct, absent gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.
(l) Gem shall perform, acknowledge and deliver or cause to be performed, acknowledged and delivered all such further and other acts, documents, instruments and assurances as may be reasonably required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.
(m) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by Gem only.
(n) The Rights Agent shall act hereunder solely as agent for Gem and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by Gem, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Gem.
(o) The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any law, act, regulation or any interpretation of the same even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed.
(p) The Rights Agent shall not be liable or responsible for any failure of Gem to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including without limitation obligations under applicable regulation or law.
(q) The obligations of Gem and the rights of the Rights Agent under this Section 3.2, Section 3.1 and Section 2.4 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.

Section 3.3 Resignation and Removal; Appointment of Successor.
(a) The Rights Agent may resign at any time by written notice to Gem. Any such resignation notice shall specify the date on which such resignation will take effect (which shall be at least thirty (30) days following the date that such resignation notice is delivered), and such resignation will be effective on the earlier of (x) the date so specified and (y) the appointment of a successor Rights Agent.
(b) Gem will have the right to remove the Rights Agent at any time by written notice to the Rights Agent, specifying the date on which such removal will take effect. Such notice will be given at least thirty (30) days prior to the date so specified (or, if earlier, the appointment of the successor Rights Agent).
(c) If the Rights Agent resigns, is removed or becomes incapable of acting, Gem will promptly appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if Gem fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.
(d) Gem will give notice to the Holders of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent in accordance with Section 7.2. Each notice will include the name and address of the successor Rights Agent. If Gem fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Gem.
(e) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Acting Holders, Gem will not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.
(f) The Rights Agent will reasonably cooperate with Gem and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.
Section 3.4 Acceptance of Appointment by Successor.
Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to Gem and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of Gem or the successor Rights Agent, such resigning or removed Rights Agent will execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent.
ARTICLE 4
COVENANTS
Section 4.1 List of Holders.
Gem will furnish or cause to be furnished to the Rights Agent, in such form as Gem receives from Gem’s transfer agent (or other agent performing similar services for Gem), the names and addresses of the Holders within fifteen (15) Business Days following the Closing Date.
Section 4.2 CVR Committee; Efforts.
(a) The Gem Board has delegated, to a special committee of the Gem Board comprised exclusively of [•]1 (the “Special Committee”) the sole responsibility, authority and discretion during the Disposition Period with respect to (i) managing the Potentially Transferable Assets, and (ii) conducting any sale or transfer process (including engagement of advisors) with respect to a Disposition during the Disposition Period. The Special
1	Note to Draft: To be comprised of the independent continuing director(s) of Gem.

Committee shall also be empowered with the authority to authorize and direct any officer of Gem to negotiate, execute and deliver a definitive written agreement with respect to a Disposition (a “Sale Agreement”) in the name and on behalf of Gem, as well as to identify and retain advisers and consultants.
(b) The delegation of responsibility and authority to the Special Committee set forth in Section 4.2(a) shall not be revoked or modified at any time during the Disposition Period. The Special Committee and the Gem Board shall not have any liability to the Holders for any actions taken or not taken in connection with the matters set forth herein. No provision of this Agreement shall require the Special Committee or any members thereof to expend or risk its, his or her own funds or otherwise incur any financial liability in the performance of any duties hereunder or in the exercise of any rights or powers.
(c) The Holders shall be intended third-party beneficiaries of the provisions of this Agreement and shall be entitled to specifically enforce the terms hereof; provided, that under no circumstances shall the rights of Holders as third-party beneficiaries pursuant to this Section 4 be enforceable by such Holders or any other Person acting for or on their behalf other than the Special Committee. The Special Committee has the sole power and authority to act on behalf of the Holders in enforcing any of their rights hereunder.
(d) During the Disposition Period, Gem will, and will cause its Subsidiaries to, use commercially reasonable efforts (i) to utilize the CVR Expenditure Amount to maintain the Potentially Transferable Assets unless otherwise approved by the Special Committee, and (ii) effectuate a Disposition of the Potentially Transferable Assets, at the direction of the Special Committee, including the negotiation and execution of a Sale Agreement and completion of the transactions contemplated thereby. Further, Gem will not take any actions for the primary purpose of frustrating the payment of CVR Proceeds.
(e) Subject to the foregoing clause (d), (i) the Holders acknowledge that Gem has a fiduciary obligation to operate its business in the best interests of its stockholders, and any potential obligation to pay CVR Proceeds will not create any express or implied obligation to operate its business in any particular manner in order to maximize such CVR Proceeds, (ii) except as expressly set forth in this Agreement, the Holders are not relying on any representation of Gem or any other Person with regard to any Disposition or other action involving the Potentially Transferrable Assets following the Closing, and neither Gem nor any other Person has provided, or can provide, any assurance to the Holders that any CVR Proceeds will in fact be earned and paid, and (iii) none of Gem or any of its Subsidiaries, officers or directors shall have any obligation or liability whatsoever to any Person relating to or in connection with any action, or failure to act, with respect to the sale of Potentially Transferable Assets. Gem and its Affiliates will not be required to expend any out-of-pocket amounts in excess of the CVR Expenditure Amount during the Disposition Period, but, for clarity, any amounts which are or will become payable upon consummation of the Disposition and/or the payment of CVR Proceeds and which constitute Permitted Deductions shall be disregarded for purposes of the first clause of this sentence.
(f) Following the Disposition Period, Gem shall be permitted to take any action in respect of the Potentially Transferable Assets in order to satisfy any wind-down and termination Liabilities of the Potentially Transferable Assets.
Section 4.3 Prohibited Actions. Unless approved by written consent or resolution by the Special Committee, prior to the end of the Disposition Period, (a) Gem shall not grant any lien, security interest, pledge or similar interest in, or otherwise sell or Transfer, any Potentially Transferable Assets or any CVR Proceeds, and (b) Gem shall not, and shall not permit its Affiliates to, grant, assign, transfer or otherwise convey any Potentially Transferable Assets (including any option to obtain rights) to any third party.
Section 4.4 Books and Records. Until the end of the CVR Period, Gem shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to support the applicable CVR Payments payable hereunder in accordance with the terms specified in this Agreement.
Section 4.5 Audits. Gem agrees to maintain, for at least two years after the last possible CVR Payment, all books and records relevant to the calculation of the Permitted Deductions. Subject to reasonable advance written notice from the Acting Holders and prior execution and delivery by it and an independent accounting firm of national reputation chosen by the Acting Holders (the “Accountant”) of a reasonable and customary confidentiality/nonuse agreement, which confidentiality/nonuse agreement shall not prohibit the Acting Holders from communicating any such information with the Holders who have a need to know such information, provided that any such recipients are subject to confidentiality obligations with respect thereto, Gem shall permit the Acting Holders and the Accountant, acting as agent of the Acting Holders, to have access during normal business hours to the books and records of Gem as may be reasonably necessary to audit the calculation of the CVR Payment and the Permitted Deductions. Notwithstanding anything in this Agreement to the contrary, in no event shall Gem be required to provide any tax returns or any other tax information it deems confidential to the Acting Holders or any other party pursuant to this Agreement.
ARTICLE 5
AMENDMENTS
Section 5.1 Amendments Without Consent of Holders or Rights Agent.
(a) Gem, at any time and from time to time, may (without the consent of any Person, other than the Rights Agent, with such consent not to be unreasonably withheld, conditioned or delayed) enter into one or more amendments to this Agreement for any of the following purposes, without the consent of any of the Holders,
(i) to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;
(ii) subject to Section 6.1, to evidence the succession of another person to Gem and the assumption of any such successor of the covenants of Gem outlined herein in a transaction contemplated by Section 6.1;
(iii) as may be necessary or appropriate to ensure that CVRs are not subject to registration under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations made thereunder, or any applicable state securities or “blue sky” laws;
(iv) as may be necessary or appropriate to ensure that Gem is not required to produce a prospectus or an admission document in order to comply with applicable Law;
(v) to cancel CVRs (i) in the event that any Holder has abandoned its rights in accordance with Section 2.6, or (ii) following a transfer of such CVRs to Gem or its Affiliates in accordance with Section 2.2 or Section 2.3; or
(vi) as may be necessary or appropriate to ensure that Gem complies with applicable Law.
(b) Promptly after the execution by Gem of any amendment pursuant to this Section 5.1, Gem will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.
Section 5.2 Effect of Amendments.
Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Upon the delivery of a certificate from an appropriate officer of Gem which states that the proposed supplement or amendment is in compliance with the terms of this Section 5, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.
ARTICLE 6
CONSOLIDATION, MERGER, SALE OR CONVEYANCE
Section 6.1 Gem May Not Consolidate, Etc. Gem shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person or transfer all or substantially all of its business to any Person, unless:
(a) the Person formed by such consolidation or into which Gem is merged, the Person that acquires the properties and assets of Gem substantially as an entirety or the Person that acquires by conveyance or transfer, or that leases, the Gem substantially as an entirety (the “Surviving Person”) shall expressly assume payment of amounts on all CVRs and the performance of every duty and covenant of this Agreement on the part of Gem to be performed or observed; and

(b) Gem has delivered to the Rights Agent an Officer’s Certificate, stating that such consolidation, merger, conveyance, transfer or lease complies with this Article 6 and that all conditions precedent herein provided for relating to such transaction have been complied with.
Section 6.2 Successor Substituted.
Upon any consolidation of or merger by Gem with or into any other Person, or any conveyance, transfer or lease of the properties and assets substantially as an entirety to any Person in accordance with Section 6.1, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, and shall assume all of the obligations of Gem under this Agreement with the same effect as if the Surviving Person had been named as Gem herein.
ARTICLE 7
MISCELLANEOUS
Section 7.1 Notices to Rights Agent and to Gem.
All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing. Such Notice shall be deemed given (a) on the date of delivery, if delivered in person, by Fedex or other internationally recognized overnight courier service or, (except with respect to any Person other than the Rights Agent), by e-mail (upon confirmation of receipt) prior to 5:00 p.m. in the time zone of the receiving party or on the next Business Day, if delivered after 5:00 p.m. in the time zone of the receiving party or (b) on the first Business Day following the date of dispatch, if delivered by FedEx or by other internationally recognized overnight courier service (upon proof of delivery), addressed as follows:
if to the Rights Agent, to:	[•]
if to Gem, to:	[•]
Email:	[•]
with a copy, which shall not constitute notice, to:	[•]
Attention:	[•]
Email:	[•]
or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.
Section 7.2 Notice to Holders.
All Notices required to be given to the Holders will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder at such Holder’s address as set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder will affect the sufficiency of such Notice with respect to other Holders.
Section 7.3 Entire Agreement.
As between Gem and the Rights Agent, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.
Section 7.4 Merger or Consolidation or Change of Name of Rights Agent.
Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 7.4.
Section 7.5 Successors and Assigns.
This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, Gem and the Rights Agent and their respective successors and assigns. Except for assignments pursuant to Section 7.4, the Rights Agent may not assign this Agreement without Gem’s prior written consent. Gem or an Assignee may not otherwise assign this Agreement without the prior consent of the Majority of Holders. Any attempted assignment of this Agreement in violation of this Section 7.5 will be void ab initio and of no effect.
Section 7.6 Benefits of Agreement; Action by Acting Holders.
Nothing in this Agreement, express or implied, will give to any Person (other than Gem, the Rights Agent, the Holders and their respective permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of Gem, the Rights Agent, the Holders and their permitted successors and assigns. The Holders will have no rights hereunder except as are expressly set forth herein. Except for the rights of the Rights Agent set forth herein, the Acting Holders and/or Acting Holders, in accordance with this agreement and as the case may be, will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights.
Section 7.7 Governing Law.
This Agreement and the CVRs will be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflicts of law rules of such state.
Section 7.8 Jurisdiction.
In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware, County of New Castle, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the District of Delaware (and appellate courts thereof); (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 7.8; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 7.1 or Section 7.2 of this Agreement.
Section 7.9 WAIVER OF JURY TRIAL.
EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.9.
Section 7.10 Severability Clause.
In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided, however, that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to Gem.
Section 7.11 Counterparts; Effectiveness.
This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).
Section 7.12 Termination.
This Agreement will automatically terminate and be of no further force or effect and, except as provided in Section 3.2, the parties hereto will have no further liability hereunder, and the CVRs will expire without any consideration or compensation therefor, upon the expiration of the CVR Period. The termination of this Agreement will not affect or limit the right of Holders to receive the CVR Payments under Section 2.4 to the extent earned prior to the termination of this Agreement, and the provisions applicable thereto will survive the expiration or termination of this Agreement.
Section 7.13 Force Majeure.
Notwithstanding anything to the contrary contained herein, none of the Rights Agent, Gem or any of its Subsidiaries (except as it relates to the obligations of the Company under Article 3) will be liable for any delays or failures in performance resulting from acts beyond its reasonable control including acts of God, pandemics (including COVID-19), terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest.
Section 7.14 Construction.
(a) For purposes of this Agreement, whenever the context requires: singular terms will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.
(b) As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”
(c) The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.
(d) Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties hereto and Gem have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and Gem and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.
(e) All references herein to “$” are to United States Dollars.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.
[GEM]

By:
Name:
Title:

[AGENT]

By:
Name:
Title:

Annex B

August 9, 2022

The Board of Directors
Gemini Therapeutics, Inc.
297 Boston Post Road #248
Wayland, MA 01778

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to Gemini Therapeutics, Inc. (“Parent”), of the Exchange Ratio (as defined below) proposed to be paid by Parent pursuant to the terms of the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) to be entered into by and among Parent, Gemstone Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Disc Medicine, Inc., a Delaware corporation (the “Company”). The Merger Agreement provides for the acquisition by Parent of the Company through the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving entity of the Merger and as a wholly owned subsidiary of Parent. Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement. At the effective time of the Merger (the “Effective Time”), after giving effect to the Company Preferred Stock Conversion and the Nasdaq Reverse Split, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company or Parent, among other things, each share of Company Capital Stock outstanding immediately prior to the Effective Time (excluding Excluded Shares) shall be converted solely into the right to receive a number of shares of the common stock, $0.0001 par value per share, of Parent (the “Parent Common Stock”) equal to the Exchange Ratio. As used herein, (i) the “Exchange Ratio” is the number of shares of Parent Common Stock to be received by holders of Company Capital Stock (other than Excluded Shares) in the Merger, which is derived from the agreed relative valuations of the Company and Parent as set forth in the Merger Agreement; and (ii) “Excluded Shares” means (a) any shares of the Company Capital Stock held as treasury stock (which shares shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor); and (b) any shares of the Company Capital Stock held by stockholders who have exercised and perfected appraisal rights in accordance with the General Corporation Law of the State of Delaware. The Exchange Ratio is subject to certain adjustments set forth in the Merger Agreement; we express no opinion as to any such adjustments. The Merger and the other transactions summarized above are collectively referred to herein as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.
We have been engaged by Parent to act as its financial advisor in connection with the Transaction and we will receive a fee from Parent for providing such services, a portion of which is payable upon delivery of this opinion and the remaining (and principal) portion of which is contingent upon consummation of the Transaction. In addition, Parent has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. SVB Securities LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. We have in the past provided, currently are providing and may in the future provide certain investment banking services to Parent and its affiliates from time to time, for which we have received and would expect to receive compensation. In the past two years, we served as a co-lead private placement agent for the private placement that Parent conducted in connection with its February 2021 business combination transaction. In the ordinary course of business, we and our affiliates have in the past provided, currently are providing and may in the future provide investment banking and commercial banking

The Board of Directors
Gemini Therapeutics, Inc.
August 9, 2022

services to Parent, the Company or their respective affiliates and have received and would expect to receive customary fees for the rendering of such services. In the ordinary course of our business, we or our affiliates have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of Parent, the Company or their respective affiliates.
Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Parent, the Company and the Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.
In connection with this opinion, we have reviewed, among other things: (i) a draft of the Merger Agreement, dated August 9, 2022; (ii) a draft of the form of Contingent Value Rights Agreement to be entered into at the closing of the Transaction by Parent and a rights agent (the “CVR Agreement”), dated August 9, 2022; (iii) Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as filed by Parent with the Securities and Exchange Commission (the “SEC”); (iv) Parent’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, as filed by Parent with the SEC; (v) certain Current Reports on Form 8-K, as filed by Parent with, or furnished by Parent to, the SEC; (vi) certain internal information, primarily related to expense forecasts, relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Parent, as furnished to us by the management of Parent; and (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company, as modified by management of Parent and furnished to, and approved for use by, us by Parent for purposes of our analysis (the “Company Forecast”) (collectively, the “Internal Data”). We have also conducted discussions with members of the senior management of Parent and the Company and their respective advisors and representatives regarding such Internal Data as well as the past and current business, operations, financial condition and prospects of each of Parent and the Company. In addition, we reviewed certain financial data for the Company and compared that data to similar publicly available market, financial and other data for certain other companies, the securities of which are publicly traded, that we believe to be comparable in certain respects to the Company. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have been advised by Parent, and have assumed, at your direction, that the Internal Data (including, without limitation, the Company Forecast) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Parent and the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data (including, without limitation, the Company Forecast) or the assumptions on which it is based. As you are aware, Parent’s management did not provide us with, and we did not otherwise have access to, financial forecasts regarding Parent’s business, other than the expense forecasts described above. Accordingly, we did not perform a discounted cash flow analysis or any multiples-based analysis with respect to Parent. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Parent or the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of Parent or the Company. Furthermore, at your direction, we have ascribed no value to the contingent value rights issuable pursuant to the CVR Agreement.
We have assumed, at your direction, that the final executed Merger Agreement will not differ in any respect material to our analysis or this opinion from the last draft of the Merger Agreement reviewed by us. We have also assumed, at your direction, that the representations and warranties made by the Company and Parent and Merger Sub in the Merger Agreement and the related agreements are and will continue to be true and correct in all respects material to

The Board of Directors
Gemini Therapeutics, Inc.
August 9, 2022

our analysis. Furthermore, we have assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of Parent or the Company, or their respective abilities to pay their obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters. We express no view or opinion as to the price or range of prices at which the shares of stock or other securities or instruments of Parent or any third party may trade at any time, including subsequent to the announcement or consummation of the Transaction.
We express no view as to, and our opinion does not address, Parent’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Parent or in which Parent might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to Parent of the Exchange Ratio proposed to be paid by Parent pursuant to the terms of the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of Parent or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Parent or any other party, or class of such persons in connection with the Transaction, whether relative to the Exchange Ratio to be paid by Parent pursuant to the terms of the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of Parent as to whether or how such stockholder should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.
Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Parent (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by our Fairness Opinion Review Committee.
Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio proposed to be paid by Parent pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to Parent.
Very truly yours,

Annex C
FORM OF COMPANY STOCKHOLDER SUPPORT AGREEMENT
This Support Agreement (this “Agreement”) is made and entered into as of [•], 2022, by and among Disc Medicine, Inc. a Delaware corporation (the “Company”), Gemini Therapeutics, Inc., a Delaware corporation (“Gem”), and the undersigned stockholder (the “Stockholder”) of the Company. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).
RECITALS
WHEREAS, concurrently with the execution and delivery hereof, Gem, the Company and Gemstone Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gem (the “Merger Sub”), have entered into an agreement and plan of merger (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Gem (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement.
WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of Company Capital Stock as indicated in Appendix A.
WHEREAS, as an inducement to the willingness of Gem to enter into the Merger Agreement, Gem has required that Stockholder enter into this Agreement.
NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:
1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:
(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.
(b) “Shares” means (i) all shares of Company Capital Stock beneficially owned by the Stockholder as of the date hereof, and (ii) all additional shares of Company Capital Stock acquired and beneficially owned by the Stockholder during the period commencing with the execution and delivery of this Agreement and expiring on the Closing Date.
(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.
2. Transfer and Voting Restrictions. The Stockholder covenants to Gem as follows:
(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.
(b) Except as otherwise permitted by this Agreement or otherwise permitted or required by order of a court of competent jurisdiction or a Governmental Authority, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement, the Amended and Restated Voting

Agreement of the Company, dated as of August 23, 2021 (the “Voting Agreement”) and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to execute and deliver the Company Stockholder Written Consent.
(c) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Stockholder or the investment adviser of general partner of the Stockholder, or an entity under common control or management with the Stockholders (in each case, directly or indirectly) (iii) to any member of the Stockholder’s immediate family (or, if the Stockholder is a corporation, partnership or other entity, to an immediate family member of a beneficial owner of the Shares held by the Stockholder), (iv) to any trust or other entity for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder (or, if the Stockholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Stockholder) or otherwise for estate tax or estate planning purposes, (v) in the case of a Stockholder who is not a natural person, by pro rata distributions from the Stockholder to its members, partners, or shareholders pursuant to the Stockholder’s organizational documents; provided, that in the cases of clauses (i)-(v) (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Gem and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer or (vi) to the extent required by applicable Law.
3. Agreement to Vote Shares. The Stockholder covenants to the Company as follows:
(a) Until the Expiration Date, at any meeting of the stockholders of the Company, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the adoption and approval of the Merger Agreement, (B) in favor of approval of the Contemplated Transactions, and (C) against any Acquisition Proposal.
(b) If the Stockholder is not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.
(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of the Company by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.
4. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as the beneficial owner of its Shares and not in the Stockholder’s capacity as a director or officer of the Company. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of the Company.
5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of the Company or pursuant to any applicable written consent of the stockholders of the Company, the Stockholder shall be deemed to have irrevocably granted to, and appointed, the Company, and any individual designated in writing by it, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Company stockholders or at any meeting of the Company stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. The Company agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein (including the next sentence), the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.
6. No Solicitation. Subject to Section 4, the Stockholder agrees not to, directly or indirectly, including through any of its officers, directors or agents, (a) solicit, seek or initiate or knowingly take any action to facilitate or encourage, any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal or Acquisition Inquiry or (b) enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person any non-public information or afford any person, other than Gem or the Company, as applicable, access to such party’s property, books or records (except as required by applicable Law or pursuant to a request by a Governmental Authority) in connection with, any Acquisition Proposal; provided, however, that nothing in this Section 6 shall prevent the Stockholder from referring a person to this Section 6 or to the Merger Agreement.
7. Documentation and Information. The Stockholder shall permit and hereby authorizes Gem and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Gem or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments and obligations under this Agreement; provided, that, Gem and the Company provide such documents, schedules, press release or other disclosure document to the Stockholder in advance for its review and comment. Each of Gem and the Company is an intended third-party beneficiary of this Section 7.
8. No Exercise of Appraisal Rights; Waivers. The Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the Merger that Stockholder may have by virtue of, or with respect to, any Shares (including all rights under Section 262 of the DGCL) and (b) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder breaches any duty that such Stockholder has (or may be alleged to have) to the Company or to the other Company stockholders; provided, that (x) the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of the Company and (y) the foregoing shall not limit or restrict in any manner the Stockholder from enforcing the Stockholder’s rights under this Agreement and the other agreements entered into by the Stockholder in connection herewith, or otherwise in connection with the Merger, including the Stockholder’s right to receive the Merger Consideration pursuant to the terms of the Merger Agreement.
9. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company as follows:
(a) (i) The Stockholder is the beneficial owner of the shares of Company Capital Stock indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Encumbrances (except for any Encumbrance that may be imposed pursuant to this Agreement, the Voting Agreement, the Amended and Restated Investors’ Rights Agreement of the Company, dated as of August 23, 2021 (the “Investor’s Rights Agreement”), or any lock-up agreement entered into by and between the Stockholder, the Company and Gem); and (ii) the Stockholder does not beneficially own any securities of the Company other than the shares of Company Capital Stock and rights to purchase shares Company Capital Stock set forth in Appendix A.
(b) Except as otherwise provided in this Agreement, the Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Authority). Without limiting the generality of the foregoing, except for the Voting Agreement, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable)

or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter.
(c) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.
(d) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.
(e) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Gem, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that such Stockholder (and not Gem, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Stockholder understands and acknowledges that the Company, Gem and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.
(f) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.
10. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earliest of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof as in effect on the date of this Agreement (and without giving effect to any amendments thereto unless consented to by the Stockholder), (b) the Effective Time and (c) the time this Agreement is terminated upon the written agreement of the Stockholder, the Company and Gem (the “Expiration Date”); provided, however, that (i) Section 11 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Effective Time.
11. Miscellaneous Provisions.
(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.
(b) Entire Agreement. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
(c) Governing Law. All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.
(d) Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. IN ANY ACTION OR PROCEEDING BETWEEN ANY OF THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, EACH OF THE PARTIES: (A) IRREVOCABLY AND UNCONDITIONALLY CONSENTS AND SUBMITS TO THE EXCLUSIVE JURISDICTION AND VENUE OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE, (B) AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY IN ACCORDANCE WITH CLAUSE (A) OF THIS SECTION 11(d), (C) WAIVES ANY OBJECTION TO LAYING VENUE IN ANY SUCH ACTION OR PROCEEDING IN SUCH COURTS, (D) WAIVES ANY OBJECTION THAT SUCH COURTS ARE AN INCONVENIENT FORUM OR DO NOT HAVE JURISDICTION OVER ANY PARTY, (E) AGREES THAT SERVICE OF PROCESS UPON SUCH PARTY IN ANY SUCH ACTION OR PROCEEDING SHALL BE EFFECTIVE IF NOTICE IS GIVEN IN ACCORDANCE WITH SECTION 11(j) OF THIS AGREEMENT AND (F) IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY.
(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY TO THIS AGREEMENT IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.
(f) Assignment. Except as otherwise provided in Section 2(c) hereof, no party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 11(f) is void.
(g) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto to the extent expressly set forth herein.
(h) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.
(i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(j) Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, (iii) upon delivery, in the case of delivery by hand, or (iv) on the date delivered in the place of delivery if sent by electronic mail or facsimile (with written or electronic confirmation of delivery) prior to 6:00 p.m., New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as follows: (A) if to the Company or Gem, to the address, electronic mail address or facsimile provided in the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.
(k) Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile, by an electronic scan delivered by electronic mail or any electronic signature), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile, by an electronic scan delivered by electronic mail or by delivery of any electronic signature.
(l) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until the Company has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein) or as otherwise permitted pursuant to and in accordance with the terms of Section 3.4 of the Investors’ Rights Agreement. Neither the Stockholder nor any of its Affiliates (other than the Company, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Gem, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Gem to the extent practicable. The Company is an intended third-party beneficiary of this Section 11(l).
(m) Interpretation. When reference is made in this Agreement to a Section or Appendix, such reference shall be to a Section of or Appendix to this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.
COMPANY:
Disc Medicine, Inc.

By:
Title:

GEM:
Gemini Therapeutics, Inc.

By:
Title:

[STOCKHOLDER],
in his/her capacity as the Stockholder:

Signature:
Address:

Appendix A

Annex D
FORM OF GEM STOCKHOLDER SUPPORT AGREEMENT
This Support Agreement (this “Agreement”) is made and entered into as of [•], 2022, by and among Disc Medicine, Inc. a Delaware corporation (the “Company”), Gemini Therapeutics, Inc., a Delaware corporation (“Gem”), and the undersigned stockholder (the “Stockholder”) of Gem. Capitalized terms used herein but not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).
RECITALS
WHEREAS, concurrently with the execution and delivery hereof, Gem, the Company and Gemstone Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gem (the “Merger Sub”), have entered into an agreement and plan of merger (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Gem (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement.
WHEREAS, as of the date hereof, the Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of such number of shares of Gem Common Stock as indicated in Appendix A.
WHEREAS, as an inducement to the willingness of the Company to enter into the Merger Agreement, the Company has required that Stockholder enter into this Agreement.
NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:
1. Certain Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. For all purposes of this Agreement, the following terms shall have the following respective meanings:
(a) “Constructive Sale” means, with respect to any security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such security.
(b) “Shares” means (i) all shares of Gem Common Stock owned, beneficially or of record, by the Stockholder as of the date hereof, and (ii) all additional shares of Gem Common Stock acquired by the Stockholder, beneficially or of record, during the period commencing with the execution and delivery of this Agreement and expiring on the Closing Date.
(c) “Transfer” or “Transferred” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, exchange, pledge or hypothecation, or the grant, creation or suffrage of a lien, security interest or encumbrance in or upon, or the gift, grant or placement in trust, or the Constructive Sale or other disposition of such security (including transfers by testamentary or intestate succession, by domestic relations order or other court order, or otherwise by operation of law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, Constructive Sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.
2. Transfer and Voting Restrictions. The Stockholder covenants to the Company as follows:
(a) Except as otherwise permitted by Section 2(c), during the period commencing with the execution and delivery of this Agreement and expiring on the Expiration Date (as defined below), the Stockholder shall not Transfer any of the Stockholder’s Shares, or publicly announce its intention to Transfer any of its Shares.
(b) Except as otherwise permitted by this Agreement or otherwise permitted or required or by order of a court of competent jurisdiction or a Governmental Authority, the Stockholder will not commit any act that would restrict the Stockholder’s legal power, authority and right to vote all of the Shares held by the Stockholder or otherwise prevent or disable the Stockholder from performing any of his, her or its obligations under this Agreement. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, the Stockholder shall not enter into any voting agreement with any person or entity with respect to any of the Stockholder’s Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Shares, deposit any Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares in favor of the Gem Stockholder Matters.
(c) Notwithstanding anything else herein to the contrary, the Stockholder may, at any time, Transfer Shares (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by the Stockholder or the investment adviser of general partner of the Stockholder, or an entity under common control or management with the Stockholders (in each case, directly or indirectly) (iii) to any member of the Stockholder’s immediate family (or, if the Stockholder is a corporation, partnership or other entity, to an immediate family member of a beneficial owner of the Shares held by the Stockholder), (iv) to any trust or other entity for the direct or indirect benefit of the Stockholder or the immediate family of the Stockholder (or, if the Stockholder is a corporation, partnership or other entity, for the direct or indirect benefit of an immediate family member of a beneficial owner of the Shares held by the Stockholder) or otherwise for estate tax or estate planning purposes, (v) in the case of a Stockholder who is not a natural person, by pro rata distributions from the Stockholder to its members, partners, or shareholders pursuant to the Stockholder’s organizational documents; provided, that in the cases of clauses (i)-(v) (x) such Transferred Shares shall continue to be bound by this Agreement and (y) the applicable direct transferee (if any) of such Transferred Shares shall have executed and delivered to Gem and the Company a support agreement substantially identical to this Agreement upon consummation of the Transfer or (vi) to the extent required by applicable Law.
3. Agreement to Vote Shares. The Stockholder covenants to the Company as follows:
(a) Until the Expiration Date (as defined below), at any meeting of the stockholders of Gem, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of Gem, the Stockholder shall be present (in person or by proxy) and vote, or exercise its right to consent with respect to, all Shares held by the Stockholder (A) in favor of the Gem Stockholder Matters and (B) against any Acquisition Proposal.
(b) If the Stockholder is the beneficial owner, but not the record holder, of Shares, the Stockholder agrees to take all actions necessary to cause the record holder and any nominees to be present (in person or by proxy) and vote all the Stockholder’s Shares in accordance with this Section 3.
(c) In the event of a stock split, stock dividend or distribution, or any change in the capital stock of Gem by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, reincorporation, exchange of shares or the like, the term “Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.
4. Action in Stockholder Capacity Only. The Stockholder is entering into this Agreement solely in the Stockholder’s capacity as a record holder and beneficial owner, as applicable, of its Shares and not in the Stockholder’s capacity as a director or officer of Gem. Nothing herein shall limit or affect the Stockholder’s ability to act as an officer or director of Gem.
5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to its Shares. In the event and to the extent that the Stockholder fails to vote the Shares in accordance with Section 3 at any applicable meeting of the stockholders of Gem or pursuant to any applicable written consent of the stockholders of Gem, the Stockholder shall be deemed to have irrevocably granted to, and appointed, the Company, and any individual designated in writing by it, and each of them individually, as his, her or its proxy and attorney-in-fact (with full power of substitution), for and in its name, place and stead, to vote his, her or its Shares in any action by written consent of Gem stockholders or at any meeting of the Gem stockholders called with respect to any of the matters specified in, and in accordance and consistent with, Section 3 of this Agreement. Gem agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Except as otherwise provided for herein, the Stockholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

6. No Solicitation. Subject to Section 4, the Stockholder agrees not to, directly or indirectly, including through any of its officers, directors or agents, (a) solicit, seek or initiate or knowingly take any action to facilitate or encourage, any offers, inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal or (b) enter into, continue or otherwise participate or engage in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person any non-public information or afford any person, other than Gem or the Company, as applicable, access to such party’s property, books or records (except as required by applicable Law or pursuant to a request by a Governmental Authority) in connection with, any Acquisition Proposal; provided, however, that nothing in this Section 6 shall prevent the Stockholder from referring a person to this Section 6 or to the Merger Agreement.
7. Documentation and Information. The Stockholder shall permit and hereby authorizes Gem and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Gem or the Company reasonably determines to be necessary in connection with the Merger and any of the Contemplated Transactions, a copy of this Agreement, the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments and obligations under this Agreement; provided, that, Gem and the Company provide such documents, schedules, press release or other disclosure document to the Stockholder in advance for its review and comment. Each of Gem and the Company is an intended third-party beneficiary of this Section 7.
8. No Exercise of Appraisal Rights; Waivers. The Stockholder hereby irrevocably and unconditionally (a) waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights (including any notice requirements related thereto) relating to the Merger that Stockholder may have by virtue of, or with respect to, any Shares (including all rights under Section 262 of the DGCL) and (b) agrees that the Stockholder will not bring, commence, institute, maintain, prosecute or voluntarily aid or participate in any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (ii) alleges that the execution and delivery of this Agreement by the Stockholder, or the approval of the Merger Agreement by the Gem Board, breaches any fiduciary duty of the Gem Board or any member thereof; provided, that the Stockholder may defend against, contest or settle any such action, claim, suit or cause of action brought against the Stockholder that relates solely to the Stockholder’s capacity as a director, officer or securityholder of Gem.
9. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company as follows:
(a) (i) The Stockholder is the beneficial or record owner of the shares of Gem Common Stock indicated in Appendix A (each of which shall be deemed to be “held” by the Stockholder for purposes of Section 3 unless otherwise expressly stated with respect to any shares in Appendix A), free and clear of any and all Liens; and (ii) the Stockholder does not beneficially own any securities of Gem other than the shares of Gem Common Stock and rights to purchase shares Gem Common Stock set forth in Appendix A.
(b) Except as otherwise provided in this Agreement, the Stockholder has full power and authority to (i) make, enter into and carry out the terms of this Agreement and (ii) vote all of its Shares in the manner set forth in this Agreement without the consent or approval of, or any other action on the part of, any other person or entity (including any Governmental Authority). Without limiting the generality of the foregoing, the Stockholder has not entered into any voting agreement (other than this Agreement) with any person with respect to any of the Stockholder’s Shares, granted any person any proxy (revocable or irrevocable) or power of attorney with respect to any of the Stockholder’s Shares, deposited any of the Stockholder’s Shares in a voting trust or entered into any arrangement or agreement with any person limiting or affecting the Stockholder’s legal power, authority or right to vote the Stockholder’s Shares on any matter.
(c) This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Exceptions. The execution and delivery of this Agreement by the Stockholder and the performance by the Stockholder of the agreements and obligations hereunder will not result in any breach or violation of or be in conflict with or constitute a default under any term of any Contract or if applicable any provision of an organizational document (including a certificate of incorporation) to or by which the Stockholder is a party or bound, or any applicable law to which the Stockholder (or any of the Stockholder’s assets) is subject or bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not reasonably be expected to materially impair or adversely affect the Stockholder’s ability to perform its obligations under this Agreement.
(d) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with the Stockholder’s legal counsel. The Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.
(e) The execution, delivery and performance of this Agreement by the Stockholder do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain, individually or in the aggregate, has not and would not materially impair the Stockholder’s ability to perform its obligations under this Agreement.
(f) The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder has had an opportunity to review with its own tax advisors the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that it must rely solely on its advisors and not on any statements or representations made by Gem, the Company or any of their respective agents or representatives with respect to the tax consequences of the Merger and the Contemplated Transactions. The Stockholder understands that such Stockholder (and not Gem, the Company or the Surviving Corporation) shall be responsible for such Stockholder’s tax liability that may arise as a result of the Merger or the Contemplated Transactions. The Stockholder understands and acknowledges that the Company, Gem and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.
(g) With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Shares) that would reasonably be expected to prevent or materially delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.
10. Termination. This Agreement shall terminate and shall cease to be of any further force or effect as of the earlier of (a) such date and time as the Merger Agreement shall have been terminated pursuant to the terms thereof or (b) the Effective Time (the “Expiration Date”); provided, however, that (i) Section 11 shall survive the termination of this Agreement, and (ii) the termination of this Agreement shall not relieve any party hereto from any liability for any material and willful breach of this Agreement prior to the Effective Time.
11. Miscellaneous Provisions.
(a) Amendments. No amendment of this Agreement shall be effective against any party unless it shall be in writing and signed by each of the parties hereto.
(b) Entire Agreement. This Agreement constitutes the entire agreement between the parties to this Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
(c) Governing Law. All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.
(d) Jurisdiction. Each of the parties to this Agreement (i) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and

(iv) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 11(j). Nothing in this Section 11(d), however, shall affect the right of any party to serve legal process in any other manner permitted by law.
(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY TO THIS AGREEMENT IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.
(f) Assignment. Except as otherwise provided in Section 2(c) hereof, no party may assign any of its rights or delegate any of its performance obligations under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment of rights or delegation of performance obligations in violation of this Section 11(f) is void.
(g) No Third Party Rights. This Agreement is not intended to, and shall not, confer upon any other person any rights or remedies hereunder other than the parties hereto to the extent expressly set forth herein.
(h) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.
(i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.
(j) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) three Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, in each case to the intended recipient as follows: (A) if to the Company or Gem, to the address, electronic mail address or facsimile provided in the Merger Agreement, including to the persons designated therein to receive copies; and/or (B) if to the Stockholder, to the Stockholder’s address, electronic mail address or facsimile shown below Stockholder’s signature to this Agreement.
(k) Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile, by an electronic scan delivered by electronic mail or any electronic signature), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile, by an electronic scan delivered by electronic mail or by delivery of any electronic signature.

(l) Confidentiality. Except to the extent required by applicable Law or regulation, the Stockholder shall hold any non-public information regarding this Agreement, the Merger Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until Gem has publicly disclosed its entry into the Merger Agreement and this Agreement; provided, however, that the Stockholder may disclose such information to its Affiliates, partners, members, stockholders, parents, subsidiaries, attorneys, accountants, consultants, trustees, beneficiaries and other representatives (provided that such Persons are subject to confidentiality obligations at least as restrictive as those contained herein). Neither the Stockholder nor any of its Affiliates (other than Gem, whose actions shall be governed by the Merger Agreement), shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger, the Merger Agreement or the other transactions contemplated hereby or thereby without the prior written consent of the Company and Gem, except as may be required by applicable Law in which circumstance such announcing party shall make reasonable efforts to consult with the Company and Gem to the extent practicable. The Company is an intended third-party beneficiary of this Section 11(l).
(m) Interpretation. When reference is made in this Agreement to a Section or Appendix, such reference shall be to a Section of or Appendix to this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

COMPANY:
Disc Medicine, Inc.

By:
Title:

GEM:
Gemini Therapeutics, Inc.

By:
Title:

[STOCKHOLDER], in his/her capacity as the Stockholder:

Signature:

Address:

Appendix A

Annex E
FORM OF LOCK-UP AGREEMENT
[•], 2022
Gemini Therapeutics, Inc.
297 Boston Post Road #248
Wayland, MA 01778
Ladies and Gentlemen:
The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Gemini Therapeutics, Inc., a Delaware corporation (“Gem”), has entered into an Agreement and Plan of Merger and Reorganization, dated as of [•], 2022 (as the same may be amended from time to time, the “Merger Agreement”) with Gemstone Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gem, and Disc Medicine, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.
As a condition and inducement to Gem to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Gem, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):
(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Gem Common Stock or any securities convertible into or exercisable or exchangeable for shares of Gem Common Stock (including without limitation, shares of Gem Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Gem which may be issued upon exercise of an option to purchase shares of Gem Common Stock or a warrant to purchase shares of Gem Common Stock) that are currently or hereafter owned by the undersigned, except as set forth below (collectively, the “Undersigned’s Shares”);
(2) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of shares of Gem Common Stock or other securities, in cash or otherwise;
(3) make any demand for, or exercise any right with respect to, the registration of any shares of Gem Common Stock or any security convertible into or exercisable or exchangeable for shares of Gem Common Stock (other than such rights set forth in the Merger Agreement); or
(4) publicly disclose the intention to do any of the foregoing.
The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:
(a) transfers of the Undersigned’s Shares:
(1) (A) to any person related to the undersigned (or to an ultimate beneficial owner of the undersigned) by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s);
(2) if the undersigned is a corporation, partnership, limited liability company or other entity, (A) to another corporation, partnership, limited liability company or other entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities that controls or manages, is under common control or management with, or is controlled or managed by, the undersigned, (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution or otherwise to a trust or other entity for the direct or indirect benefit of an immediate family member of a beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of the Undersigned’s Shares or (D) transfers or dispositions not involving a change in beneficial ownership; or
(3) if the undersigned is a trust, to any grantors or beneficiaries of the trust;
provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value (other than transfers pursuant to 1(A), 1(E) or 2(A)) and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Gem a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Gem Common Stock or such other securities that have been so transferred or distributed;
(b) the exercise of an option to purchase shares of Gem Common Stock (including a net or cashless exercise of an option to purchase shares of Gem Common Stock ), and any related transfer of shares of Gem Common Stock to Gem for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Gem Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;
(c) transfers to Gem in connection with the net settlement of any other equity award that represents the right to receive in the future shares of Gem Common Stock, settled in shares of Gem Common Stock, to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Gem Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;
(d) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Gem Common Stock; provided that such plan does not provide for any transfers of shares of Gem Common Stock during the Restricted Period;
(e) transfers by the undersigned of shares of Gem Common Stock purchased by the undersigned on the open market or in a public offering by Gem, in each case following the date of the Merger Agreement;
(f) pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Gem’s capital stock involving a change of control of Gem, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;
(g) pursuant to an order of a court or regulatory agency; or
(h) transfers by the undersigned of shares of Gem Common Stock issued pursuant to the Merger Agreement in respect of shares of the Company, if any, purchased from the Company on or about the Closing Date but prior to the Closing.
and provided, further, that, with respect to each of (b), (c), and (d) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be made voluntarily reporting a reduction in beneficial ownership of shares of Gem Common Stock or any securities convertible into or exercisable or exchangeable for Gem Common Stock in connection with such transfer or disposition during the Restricted Period (other than any exit filings) and if any filings under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Gem Common Stock in connection with such transfer or distribution, shall be legally required during the Restricted Period, such filing, report or announcement shall clearly indicate in the footnotes therein, in reasonable detail, a description of the circumstances of the transfer and that the shares remain subject to the lock-up agreement.
For purposes of this Lock-Up Agreement, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons,, of the Company’s voting securities if, after such transfer, the Company’s stockholders as of immediately prior to such transfer do not hold a majority of the outstanding voting securities of the Company (or the surviving entity).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Gem. In furtherance of the foregoing, the undersigned agrees that Gem and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Gem may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Gem Common Stock:
THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.
The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.
The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Gem is proceeding with the transactions contemplated by the Merger Agreement in reliance upon this Lock-Up Agreement.
Any and all remedies herein expressly conferred upon Gem will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Gem of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to Gem in the event that any provision of this Lock-Up Agreement was not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Gem shall be entitled to seek an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Gem is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Gem with respect thereto.
In the event that any holder of Gem’s securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Gem to sell or otherwise transfer or dispose of shares of Gem Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder (whether in one or multiple releases or waivers), the same percentage of shares of Gem Common Stock held by the undersigned on the date of such release or waiver as the percentage of the total number of outstanding shares of Gem Common Stock held by such holder on the date of such release or waiver that are the subject of such release or waiver shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Gem to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Gem Common Stock in an aggregate amount in excess of 1% of the number of shares of Gem Common Stock subject to a substantially similar agreement.
Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Gem will promptly cooperate with the undersigned to facilitate the timely preparation and delivery of certificates representing the Undersigned Shares without the restrictive legend above or the withdrawal of any stop transfer instructions by virtue of this Lock-Up Agreement.
This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the state of Delaware, without regard to the conflict of Laws principles thereof.
This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Gem and the undersigned by facsimile or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.
[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Print Name of Stockholder:

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:
[Signature Page to Lock-Up Agreement]

Accepted and Agreed by Gemini Therapeutics, Inc.:

By:
Name:
Title:
[Signature Page to Lock-Up Agreement]

Annex F
FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

BETWEEN

Gemini Therapeutics, Inc.

and

[       ]

Dated as of [•]

FORM OF

CONTINGENT VALUE RIGHTS AGREEMENT
THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of [•], is entered into by and among Gemini Therapeutics, Inc. a Delaware corporation (“Gem”), [[  ], as Holder’s Representative,] and [•], as initial Rights Agent (as defined herein).
PREAMBLE
WHEREAS, Gem, Gemstone Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Gem (“Merger Sub”), and Disc Medicine, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger and Reorganization, dated as of [•], 2022 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Gem (the “Surviving Corporation”);
WHEREAS, pursuant to the Merger Agreement, and in accordance with the terms and conditions thereof, Gem has agreed to provide to the Holders (as defined herein), who shall initially be Persons who are stockholders of Gem as of immediately prior to the Effective Time, contingent value rights as hereinafter described, by way of a dividend or distribution consistent with the Merger Agreement; and
WHEREAS, the parties have done all things necessary to make the contingent value rights, when issued pursuant to the Merger Agreement and hereunder, the valid obligations of Gem and to make this Agreement a valid and binding agreement of Gem, in accordance with its terms.
NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:
ARTICLE 1
DEFINITIONS
Section 1.1 Definitions.
Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. The following terms have the meanings ascribed to them as follows:
“Acting Holders” means, at the time of determination, Holders of at least 25% of the outstanding CVRs as set forth on the CVR Register.
“Assignee” has the meaning set forth in Section 7.5
“Calendar Quarter” means the successive periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 or December 31, for so long as this Agreement is in effect; provided, however that (a) the first Calendar Quarter shall commence on the date of this Agreement and shall end on the first December 31 thereafter, and (b) the last Calendar Quarter shall commence on the first day after the full Calendar Quarter immediately preceding the effective date of the termination or expiration of this Agreement and shall end on the effective date of the termination or expiration of this Agreement.
“CVR” means a contingent contractual right of Holders to receive CVR Payments pursuant to the Merger Agreement and this Agreement.
“CVR Payment” means a number of shares of Gem Common Stock equal to (i) the CVR Proceeds for an applicable Calendar Quarter, divided by (ii) the volume weighted average of their closing market prices for the five (5) trading days ending the day prior to the date of issuance pursuant to this Agreement.
“CVR Period” means the period beginning immediately following the Effective Time and ending on the tenth anniversary of the Closing Date.
“CVR Proceeds” means the amount of Gross Proceeds received by Gem during an applicable Calendar Quarter, less the applicable accrued and reasonably documented Permitted Deductions, in each case as calculated in accordance with GAAP using the policies, methodologies, processes and procedures used to prepare Gem’s most recent year-end financial statements prior to the commencement of such Calendar Quarter.
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“CVR Register” has the meaning set forth in Section 2.3(b).
“Disposition” means the sale, license, transfer, disposition or other monetizing event of any Potentially Transferable Asset (including any such sale or disposition or monetizing event of equity securities in any Subsidiary established by Gem during the Disposition Period to hold any right, title or interest in or to any Potentially Transferable Asset), in each case during the Disposition Period.
“Disposition Period” means the period beginning on the execution date of the Merger Agreement and ending on the date that is twelve-months after the Closing Date.
“Gross Proceeds” means, without duplication, any and all consideration of any kind that is paid to Gem, or is received by, Gem or any of its Affiliates during the CVR Period in respect of a Disposition. The value of any securities (whether debt or equity) or other non-cash property constituting Gross Proceeds shall be determined as follows: (A) the value of securities for which there is an established public market shall be equal to the volume weighted average of their closing market prices for the five (5) trading days ending the day prior to the date of payment to, or receipt by, Gem or its relevant Affiliate, and (B) the value of securities that have no established public market and the value of consideration that consists of other non-cash property, shall be the fair market value thereof as of the date of payment to, or receipt by, Gem or its relevant Affiliate.
“Holder” means, at the relevant time, a Person in whose name CVRs are registered in the CVR Register.
“Loss” has the meaning set forth in Section 3.2(g).
“Majority of Holders” means, at any time, the registered Holder or Holders of more than 50% of the total number of CVRs registered at such time, as set forth on the CVR Register.
“Notice” has the meaning set forth in Section 7.1.
“Officer’s Certificate” means a certificate signed by the chief executive officer and the chief financial officer of Gem, in their respective official capacities.
“Permitted Deductions” means the following costs or expenses, without duplication:
(a) any applicable Tax (including any unreimbursed applicable value added or sales taxes) imposed on Gross Proceeds and payable by Gem, the Company or any of their respective Affiliates (regardless of whether the due date for such Taxes arises during or after the Disposition Period) to any tax authority and, without duplication, any income or other similar Taxes payable by Gem, the Company or any of their respective Affiliates that would not have been incurred by Gem, the Company or any of their respective Affiliates but for the Gross Proceeds; provided that, for purposes of calculating income Taxes incurred by Gem, the Company or any of their respective Affiliates in respect of the Gross Proceeds, any such income Taxes shall be computed after taking into account any net operating loss carryforwards or other Tax attributes (including Tax credits) of Gem, the Company or any of their respective Affiliates as of the Closing Date that are available to offset such gain after taking into account any limits of the usability of such attributes, including under Section 382 of the Code (as defined herein) as reasonably determined by a nationally recognized tax advisor (and for the sake of clarity such income taxes shall be calculated without taking into account any net operating losses or other Tax attributes generated by Gem, the Company or any of their respective Affiliates after the Closing Date);
(b) any reasonable and documented out-of-pocket expenses incurred by Gem or any of its Affiliates in respect of its performance of this Agreement following the Closing Date or in respect of its performance of any agreement in connection with any Potentially Transferable Asset, including any costs related to the prosecution, maintenance or enforcement by Gem or any of its Subsidiaries of the intellectual property rights of any such Potentially Transferable Asset (but excluding any costs related to a breach of this Agreement, including costs incurred in litigation in respect of the same);
(c) any reasonable and documented out-of-pocket expenses incurred or accrued by Gem or any of its Affiliates in connection with the negotiation, entry into and closing of any Disposition of any Potentially Transferable Asset, including any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee, service fee or other fee, commission or expense owed to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other third party acting on behalf of Gem or its Affiliates in relation thereto;
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(d) any Losses incurred and paid by Gem or any of its Affiliates arising out of any third party claims, demands, actions or other proceedings relating to or in connection with any Disposition, including Losses actually incurred or paid (or reasonably expected to be actually incurred or paid) in connection with indemnification obligations of Gem or any of its Affiliates set forth in any Sale Agreement;
(e) any Liabilities borne by Gem or any of its Affiliates pursuant to Contracts related to Potentially Transferable Assets, including costs arising from the termination thereof (in each case only to the extent not included in the calculation of Gem Net Cash (as defined in the Merger Agreement); and
(f) any Liabilities which Gem reasonably and in good faith determines (with the approval of the Special Committee) should have been, but were not, deducted from “Gem Net Cash” (as defined in the Merger Agreement) pursuant to clause (B) of such definition, in connection with the Closing of the Merger, to the extent that deduction of such Liabilities would have resulted in a change in the Exchange Ratio under the Merger Agreement were such amounts properly deducted (including after giving effect to the Higher Gem Net Cash Amount and the Lower Gem Net Cash Amount);
provided that (a) no Permitted Deductions shall be deducted until the aggregate amount of Permitted Deductions exceeds the CVR Expenditure Amount and (b) no Permitted Deductions shall be deducted if they are otherwise deducted from the calculation of Gem Net Cash (as defined in the Merger Agreement).
“Permitted Transfer” means a Transfer of one or more CVRs (i) upon death of a Holder by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable (v) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (vi) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as permitted by The Depository Trust Company (“DTC”); (vii) to Gem or its Affiliates; or (viii) as provided in Section 2.6.
“Person” shall mean any individual, partnership, joint venture, limited liability company, firm, corporation, unincorporated association or organization, trust or other entity, and shall include any successor (by merger or otherwise) of any such Person.
“Potentially Transferrable Asset” means any and all assets, tangible and intangible, including, without limitation, patents, patent applications, know-how, trade secrets and other intellectual property rights, data, documentation, agreements and licenses, inventory related to drug products and raw materials, and biological materials, which Gem or any of its Subsidiaries owned or had rights to, as of immediately prior to the Effective Time.
“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have been appointed pursuant to Article 3 of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.
“Sale Agreement” has the meaning set forth in Section 4.2.
“Special Committee” has the meaning set forth in Section 4.2.
“Transfer” means transfer, pledge, hypothecation, encumbrance, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), the offer to make such a transfer or other disposition, and each Contract, arrangement or understanding, whether or not in writing, to effect any of the foregoing.
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ARTICLE 2
CONTINGENT VALUE RIGHTS
Section 2.1 Holders of CVRs; Appointment of Rights Agent.
(a) The CVRs shall be issued and distributed by Gem in the form of a dividend, in connection with the Merger, to the Persons who as of immediately prior to the Effective Time are stockholders of record of Gem or have the right to receive Gem Common Stock as of immediately prior to the Effective Time, as contemplated by the Merger Agreement.
(b) Gem hereby appoints the Rights Agent to act as rights agent for Gem in accordance with the express terms and conditions set forth in this Agreement, and the Rights Agent hereby accepts such appointment.
Section 2.2 Non-transferable.
A Holder may not at any time Transfer CVRs, other than pursuant to a Permitted Transfer. Any attempted Transfer that is not a Permitted Transfer, in whole or in part, will be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.
Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.
(a) Holders’ rights and obligations in respect of CVRs derive solely from this Agreement; CVRs will not be evidenced by a certificate or other instrument.
(b) The Rights Agent will maintain an up-to-date register (the “CVR Register”) for the purposes of (i) identifying the Holders of CVRs, (ii) determining Holders’ entitlement to CVRs and (iii) registering the CVRs and Permitted Transfers thereof. The CVR Register will initially show one position for the Rights Agent representing all of the CVRs provided to the holders of shares of Gem Common Stock held immediately prior to Closing. Gem and the Rights Agent may require evidence of payment of a sum sufficient to cover any stamp, documentary, registration, or other tax or governmental charge that is imposed in connection with (and would not have been imposed in connection with (and would have been imposed but for)) any such registration of transfer (or evidence that such taxes and charges are not applicable).
(c) Subject to the restriction on transferability set forth in Section 2.2, every request made to Transfer CVRs must be in writing and accompanied by a written instrument of Transfer reasonably acceptable to the Rights Agent, together with the signature guarantee of a guarantor institution which is a participant in a signature guarantee program approved by the Securities Transfer Association (a “signature guarantee”) and other requested documentation in a form reasonably satisfactory to the Rights Agent, duly executed and properly completed, by the Holder or Holders thereof, or by the duly appointed legal representative, personal representative or survivor of such Holder or Holders, setting forth in reasonable detail the circumstances relating to the Transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination in accordance with its own internal procedures, that the Transfer instrument is in proper form and the Transfer, is a Permitted Transfer and otherwise complies on its face with the other terms and conditions of this Agreement, register the Transfer of the applicable CVRs in the CVR Register. All Transfers of CVRs registered in the CVR Register will be the valid obligations of Gem, evidencing the same right, and entitling the transferee to the same benefits and rights under this Agreement, as those held by the transferor. No transfer of CVRs shall be valid until registered in the CVR Register and any transfer not duly registered in the CVR Register shall be void. Gem shall not be responsible for any costs and expenses related to any transfer or assignment of the CVRs (including the cost of any transfer tax).
(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. Such written request must be duly executed by such Holder. Upon receipt of such written notice, the Rights Agent shall promptly record the change of address in the CVR Register.
Section 2.4 Payment Procedures.
(a) No later than forty-five (45) days following the end of each Calendar Quarter following the Closing, Gem shall (i) deliver to the Rights Agent, a certificate (each, a “CVR Certificate”) certifying to and specifying in reasonable detail, for such Calendar Quarter, the aggregate amount of (A) the CVR Proceeds received by Gem or its Affiliates during such fiscal quarter (or, in the case of the first delivery of a CVR Certificate hereunder,
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all CVR Proceeds received through the end of such Calendar Quarter); (B) the Permitted Deductions reflected in such CVR Proceeds; and (C) the CVR Payment payable to Holders, if any, in respect of such CVR Proceeds and (ii) deliver to the Rights Agent, or as the Rights Agent directs, the aggregate CVR Payment (if any). With respect to each Holder, the Rights Agent shall deliver, or cause to be delivered, a number of shares equal to the product determined by multiplying (i) the quotient determined by dividing (A) the number of shares representing the aggregate CVR Payment by (B) the total number of CVRs registered in the CVR Register at such time, by (ii) the number of CVRs registered to such Holder in the CVR Register at such time. For the avoidance of doubt Gem shall have no further liability in respect of the relevant CVR Payment upon delivery of such CVR Payment in accordance with this Section 2.4(a) and the satisfaction of each of Gem’s obligations set forth in this Section 2.4(a).
(b) The parties hereto agree to treat the distribution of the CVRs as constituting a nontaxable stock distribution under Section 305 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and the receipt of CVR Payments as a nontaxable exercise of the right to receive stock under the CVRs. The parties hereto will not take any position to the contrary on any Tax Return or for other Tax purposes except as required by a change in or clarification to applicable Law after the date hereof.
(c) Gem and the Rights Agent will be entitled to deduct and withhold, or cause to be deducted and withheld, from any CVR Payment otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law relating to Taxes. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made. The Rights Agent shall request from each Holder an IRS Form W-9 or applicable IRS Form W-8 at such time or times as is necessary to permit any payment under this Agreement to be made without U.S. federal backup withholding. Prior to making any such Tax deductions or withholdings or causing any such Tax deductions or withholdings to be made with respect to any Holder, the Rights Agent will, to the extent reasonably practicable, provide notice to the Holder of such potential Tax deduction or withholding and a reasonable opportunity for the Holder to provide any necessary Tax forms in order to avoid or reduce such withholding amounts; provided that the time period for payment of a CVR Payment by the Rights Agent set forth in Section 2.4(a) will be extended by a period equal to any delay caused by the Holder providing such forms, provided, further, that in no event shall such period be extended for more than ten (10) Business Days, unless otherwise requested by the Holder for the purpose of delivering such forms and agreed to by the Rights Agent.
(d) Any portion of a CVR Payment that remains undistributed to the Holders six (6) months after the end of the applicable Calendar Quarter (including by means of invalid addresses on the CVR Register) will be delivered by the Rights Agent to Gem or a person nominated in writing by Gem (with written notice thereof from Gem to the Rights Agent), and any Holder will thereafter look only to Gem for payment of such CVR Payment (which shall be without interest).
Section 2.5 No Voting, Dividends or Interest.
(a) CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs.
(b) CVRs will not represent any equity or ownership interests in Gem or any of its Subsidiaries or in the Surviving Corporation. The sole right of the Holders to receive property hereunder is the right to receive CVR Payments, if any, in accordance with the terms hereof. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Gem or any of its Subsidiaries or of the Surviving Corporation.
(c) By voting in favor of the adoption of the Merger Agreement, the approval of the principal terms of the Merger, and the consummation of the Merger or participating in the Merger and receiving the benefits thereof, including the right to receive CVRs and any consideration payable in connection with the CVRs, each Holder hereby acknowledges and agrees that the CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of Gem’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. Each Holder acknowledges that it is highly possible that no Disposition will occur prior to the expiration of the Disposition Period and that there will not be any Gross Proceeds that may be the subject of a CVR Payment. It is further acknowledged and agreed that neither Gem nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the
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express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.5(b) is an essential and material term of this Agreement.
Section 2.6 Ability to Abandon CVR.
A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights represented by CVRs by transferring such CVR to Gem or a person nominated in writing by Gem (with written notice thereof from Gem to the Rights Agent) without consideration in compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by Gem of such transfer and cancellation. Nothing in this Agreement is intended to prohibit Gem or its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration in its sole discretion.
ARTICLE 3
THE RIGHTS AGENT
Section 3.1 Certain Duties and Responsibilities.
(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct, bad faith or gross negligence of the Rights Agent (in each case as determined by a final non-appealable judgment of court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by Gem to the Rights Agent during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought. Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action.
(b) The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Gem or the Company. The Rights Agent may (but shall not be required to) enforce all rights of action under this Agreement and any related claim, action, suit, audit, investigation or proceeding instituted by the Rights Agent may be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the CVR Register.
Section 3.2 Certain Rights of Rights Agent.
(a) The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.
(b) The Rights Agent may rely and will be protected by Gem in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in the absence of bad faith to be genuine and to have been signed or presented by or on behalf of Gem.
(c) Whenever the Rights Agent deems it desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Rights Agent may (i) rely upon an Officer’s Certificate and (ii) incur no liability and be held harmless by Gem for or in respect of any action taken or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate.
(d) The Rights Agent may engage and consult with counsel of its selection, and the advice or opinion of such counsel will, in the absence of bad faith, gross negligence or willful misconduct (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction) on the part of the Rights Agent, be full and complete authorization and protection in respect of any action taken or not taken by the Rights Agent in reliance thereon.
(e) Any permissive rights of the Rights Agent hereunder will not be construed as a duty.
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(f) The Rights Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.
(g) Gem agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any loss, liability, damage, judgment, fine, penalty, cost or expense (each, a “Loss”) suffered or incurred by the Rights Agent and arising out of or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable and documented costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, except to the extent such Loss has been determined by a final non-appealable decision of a court of competent jurisdiction to have resulted from the Rights Agent’s gross negligence, bad faith or willful misconduct.
(h) In addition to the indemnification provided under Section 3.2(g), Gem agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder, as agreed upon in writing by the Rights Agent and Gem on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent for all reasonable and documented out-of-pocket expenses and other disbursements incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder, including all Taxes (other than income, receipt, franchise or similar Taxes) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement, except that Gem will have no obligation to pay the fees of the Rights Agent or reimburse the Rights Agent for the fees of counsel in connection with any lawsuit initiated by the Rights Agent on behalf of itself or the Holders, except in the case of any suit enforcing the provisions of Section 2.4(a), Section 2.4(b) or Section 3.2(g), if Gem is found by a court of competent jurisdiction to be liable to the Rights Agent or the Holders, as applicable in such suit.
(i) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.
(j) The Rights Agent will not be deemed to have knowledge of any event of which it was supposed to receive notice hereunder but has not received written notice of such event, and the Rights Agent will not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice in writing.
(k) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to Gem or the Company resulting from any such act, default, neglect or misconduct, absent gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.
(l) Gem shall perform, acknowledge and deliver or cause to be performed, acknowledged and delivered all such further and other acts, documents, instruments and assurances as may be reasonably required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.
(m) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by Gem only.
(n) The Rights Agent shall act hereunder solely as agent for Gem and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by Gem, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Gem.
(o) The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities
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Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any law, act, regulation or any interpretation of the same even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed.
(p) The Rights Agent shall not be liable or responsible for any failure of Gem to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including without limitation obligations under applicable regulation or law.
(q) The obligations of Gem and the rights of the Rights Agent under this Section 3.2, Section 3.1 and Section 2.4 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.
Section 3.3 Resignation and Removal; Appointment of Successor.
(a) The Rights Agent may resign at any time by written notice to Gem. Any such resignation notice shall specify the date on which such resignation will take effect (which shall be at least thirty (30) days following the date that such resignation notice is delivered), and such resignation will be effective on the earlier of (x) the date so specified and (y) the appointment of a successor Rights Agent.
(b) Gem will have the right to remove the Rights Agent at any time by written notice to the Rights Agent, specifying the date on which such removal will take effect. Such notice will be given at least thirty (30) days prior to the date so specified (or, if earlier, the appointment of the successor Rights Agent).
(c) If the Rights Agent resigns, is removed or becomes incapable of acting, Gem will promptly appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if Gem fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.
(d) Gem will give notice to the Holders of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent in accordance with Section 7.2. Each notice will include the name and address of the successor Rights Agent. If Gem fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Gem.
(e) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Acting Holders, Gem will not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.
(f) The Rights Agent will reasonably cooperate with Gem and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.
Section 3.4 Acceptance of Appointment by Successor.
Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to Gem and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of Gem or the successor Rights Agent, such resigning or removed Rights Agent will execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent.
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ARTICLE 4
COVENANTS
Section 4.1 List of Holders.
Gem will furnish or cause to be furnished to the Rights Agent, in such form as Gem receives from Gem’s transfer agent (or other agent performing similar services for Gem), the names and addresses of the Holders within fifteen (15) Business Days following the Closing Date.
Section 4.2 CVR Committee; Efforts.
(a) The Gem Board has delegated, to a special committee of the Gem Board comprised exclusively of [•]1 (the “Special Committee”) the sole responsibility, authority and discretion during the Disposition Period with respect to (i) managing the Potentially Transferable Assets, and (ii) conducting any sale or transfer process (including engagement of advisors) with respect to a Disposition during the Disposition Period. The Special Committee shall also be empowered with the authority to authorize and direct any officer of Gem to negotiate, execute and deliver a definitive written agreement with respect to a Disposition (a “Sale Agreement”) in the name and on behalf of Gem, as well as to identify and retain advisers and consultants.
(b) The delegation of responsibility and authority to the Special Committee set forth in Section 4.2(a) shall not be revoked or modified at any time during the Disposition Period. The Special Committee and the Gem Board shall not have any liability to the Holders for any actions taken or not taken in connection with the matters set forth herein. No provision of this Agreement shall require the Special Committee or any members thereof to expend or risk its, his or her own funds or otherwise incur any financial liability in the performance of any duties hereunder or in the exercise of any rights or powers.
(c) The Holders shall be intended third-party beneficiaries of the provisions of this Agreement and shall be entitled to specifically enforce the terms hereof; provided, that under no circumstances shall the rights of Holders as third-party beneficiaries pursuant to this Section 4 be enforceable by such Holders or any other Person acting for or on their behalf other than the Special Committee. The Special Committee has the sole power and authority to act on behalf of the Holders in enforcing any of their rights hereunder.
(d) During the Disposition Period, Gem will, and will cause its Subsidiaries to, use commercially reasonable efforts (i) to utilize the CVR Expenditure Amount to maintain the Potentially Transferable Assets unless otherwise approved by the Special Committee, and (ii) effectuate a Disposition of the Potentially Transferable Assets, at the direction of the Special Committee, including the negotiation and execution of a Sale Agreement and completion of the transactions contemplated thereby. Further, Gem will not take any actions for the primary purpose of frustrating the payment of CVR Proceeds.
(e) Subject to the foregoing clause (d), (i) the Holders acknowledge that Gem has a fiduciary obligation to operate its business in the best interests of its stockholders, and any potential obligation to pay CVR Proceeds will not create any express or implied obligation to operate its business in any particular manner in order to maximize such CVR Proceeds, (ii) except as expressly set forth in this Agreement, the Holders are not relying on any representation of Gem or any other Person with regard to any Disposition or other action involving the Potentially Transferrable Assets following the Closing, and neither Gem nor any other Person has provided, or can provide, any assurance to the Holders that any CVR Proceeds will in fact be earned and paid, and (iii) none of Gem or any of its Subsidiaries, officers or directors shall have any obligation or liability whatsoever to any Person relating to or in connection with any action, or failure to act, with respect to the sale of Potentially Transferable Assets. Gem and its Affiliates will not be required to expend any out-of-pocket amounts in excess of the CVR Expenditure Amount during the Disposition Period, but, for clarity, any amounts which are or will become payable upon consummation of the Disposition and/or the payment of CVR Proceeds and which constitute Permitted Deductions shall be disregarded for purposes of the first clause of this sentence.
(f) Following the Disposition Period, Gem shall be permitted to take any action in respect of the Potentially Transferable Assets in order to satisfy any wind-down and termination Liabilities of the Potentially Transferable Assets.
Section 4.3 Prohibited Actions. Unless approved by written consent or resolution by the Special Committee, prior to the end of the Disposition Period, (a) Gem shall not grant any lien, security interest, pledge or similar interest in, or
[1]	Note to Draft: To be comprised of the independent continuing director(s) of Gem.
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otherwise sell or Transfer, any Potentially Transferable Assets or any CVR Proceeds, and (b) Gem shall not, and shall not permit its Affiliates to, grant, assign, transfer or otherwise convey any Potentially Transferable Assets (including any option to obtain rights) to any third party.
Section 4.4 Books and Records. Until the end of the CVR Period, Gem shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to support the applicable CVR Payments payable hereunder in accordance with the terms specified in this Agreement.
Section 4.5 Audits. Gem agrees to maintain, for at least two years after the last possible CVR Payment, all books and records relevant to the calculation of the Permitted Deductions. Subject to reasonable advance written notice from the Acting Holders and prior execution and delivery by it and an independent accounting firm of national reputation chosen by the Acting Holders (the “Accountant”) of a reasonable and customary confidentiality/nonuse agreement, which confidentiality/nonuse agreement shall not prohibit the Acting Holders from communicating any such information with the Holders who have a need to know such information, provided that any such recipients are subject to confidentiality obligations with respect thereto, Gem shall permit the Acting Holders and the Accountant, acting as agent of the Acting Holders, to have access during normal business hours to the books and records of Gem as may be reasonably necessary to audit the calculation of the CVR Payment and the Permitted Deductions. Notwithstanding anything in this Agreement to the contrary, in no event shall Gem be required to provide any tax returns or any other tax information it deems confidential to the Acting Holders or any other party pursuant to this Agreement.
ARTICLE 5
AMENDMENTS
Section 5.1 Amendments Without Consent of Holders or Rights Agent.
(a) Gem, at any time and from time to time, may (without the consent of any Person, other than the Rights Agent, with such consent not to be unreasonably withheld, conditioned or delayed) enter into one or more amendments to this Agreement for any of the following purposes, without the consent of any of the Holders,
(i) to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;
(ii) subject to Section 6.1, to evidence the succession of another person to Gem and the assumption of any such successor of the covenants of Gem outlined herein in a transaction contemplated by Section 6.1;
(iii) as may be necessary or appropriate to ensure that CVRs are not subject to registration under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations made thereunder, or any applicable state securities or “blue sky” laws;
(iv) as may be necessary or appropriate to ensure that Gem is not required to produce a prospectus or an admission document in order to comply with applicable Law;
(v) to cancel CVRs (i) in the event that any Holder has abandoned its rights in accordance with Section 2.6, or (ii) following a transfer of such CVRs to Gem or its Affiliates in accordance with Section 2.2 or Section 2.3; or
(vi) as may be necessary or appropriate to ensure that Gem complies with applicable Law.
(b) Promptly after the execution by Gem of any amendment pursuant to this Section 5.1, Gem will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.
Section 5.2 Effect of Amendments.
Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Upon the delivery of a certificate from an appropriate officer of Gem which states that the proposed supplement or amendment is in compliance with the terms of this Section 5, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to
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execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.
ARTICLE 6
CONSOLIDATION, MERGER, SALE OR CONVEYANCE
Section 6.1 Gem May Not Consolidate, Etc. Gem shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person or transfer all or substantially all of its business to any Person, unless:
(a) the Person formed by such consolidation or into which Gem is merged, the Person that acquires the properties and assets of Gem substantially as an entirety or the Person that acquires by conveyance or transfer, or that leases, the Gem substantially as an entirety (the “Surviving Person”) shall expressly assume payment of amounts on all CVRs and the performance of every duty and covenant of this Agreement on the part of Gem to be performed or observed; and
(b) Gem has delivered to the Rights Agent an Officer’s Certificate, stating that such consolidation, merger, conveyance, transfer or lease complies with this Article 6 and that all conditions precedent herein provided for relating to such transaction have been complied with.
Section 6.2 Successor Substituted.
Upon any consolidation of or merger by Gem with or into any other Person, or any conveyance, transfer or lease of the properties and assets substantially as an entirety to any Person in accordance with Section 6.1, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, and shall assume all of the obligations of Gem under this Agreement with the same effect as if the Surviving Person had been named as Gem herein.
ARTICLE 7
MISCELLANEOUS
Section 7.1 Notices to Rights Agent and to Gem.
All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing. Such Notice shall be deemed given (a) on the date of delivery, if delivered in person, by Fedex or other internationally recognized overnight courier service or, (except with respect to any Person other than the Rights Agent), by e-mail (upon confirmation of receipt) prior to 5:00 p.m. in the time zone of the receiving party or on the next Business Day, if delivered after 5:00 p.m. in the time zone of the receiving party or (b) on the first Business Day following the date of dispatch, if delivered by FedEx or by other internationally recognized overnight courier service (upon proof of delivery), addressed as follows:
if to the Rights Agent, to:

[•]

if to Gem, to:

[•]
Email: [•]
with a copy, which shall not constitute notice, to:
[•]
Attention: [•]
Email: [•]
or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.
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Section 7.2 Notice to Holders.
All Notices required to be given to the Holders will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder at such Holder’s address as set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder will affect the sufficiency of such Notice with respect to other Holders.
Section 7.3 Entire Agreement.
As between Gem and the Rights Agent, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.
Section 7.4 Merger or Consolidation or Change of Name of Rights Agent.
Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 7.4.
Section 7.5 Successors and Assigns.
This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, Gem and the Rights Agent and their respective successors and assigns. Except for assignments pursuant to Section 7.4, the Rights Agent may not assign this Agreement without Gem’s prior written consent. Gem or an Assignee may not otherwise assign this Agreement without the prior consent of the Majority of Holders. Any attempted assignment of this Agreement in violation of this Section 7.5 will be void ab initio and of no effect.
Section 7.6 Benefits of Agreement; Action by Acting Holders.
Nothing in this Agreement, express or implied, will give to any Person (other than Gem, the Rights Agent, the Holders and their respective permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of Gem, the Rights Agent, the Holders and their permitted successors and assigns. The Holders will have no rights hereunder except as are expressly set forth herein. Except for the rights of the Rights Agent set forth herein, the Acting Holders and/or Acting Holders, in accordance with this agreement and as the case may be, will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights.
Section 7.7 Governing Law.
This Agreement and the CVRs will be governed by, and construed in accordance with, the laws of the State of Delaware without regard to the conflicts of law rules of such state.
Section 7.8 Jurisdiction.
In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware, County of New Castle, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the District of Delaware (and appellate courts thereof); (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 7.8; (c) waives
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any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 7.1 or Section 7.2 of this Agreement.
Section 7.9 WAIVER OF JURY TRIAL.
EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.9.
Section 7.10 Severability Clause.
In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided, however, that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to Gem.
Section 7.11 Counterparts; Effectiveness.
This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).
Section 7.12 Termination.
This Agreement will automatically terminate and be of no further force or effect and, except as provided in Section 3.2, the parties hereto will have no further liability hereunder, and the CVRs will expire without any consideration or compensation therefor, upon the expiration of the CVR Period. The termination of this Agreement will not affect or limit the right of Holders to receive the CVR Payments under Section 2.4 to the extent earned prior to the termination of this Agreement, and the provisions applicable thereto will survive the expiration or termination of this Agreement.
Section 7.13 Force Majeure.
Notwithstanding anything to the contrary contained herein, none of the Rights Agent, Gem or any of its Subsidiaries (except as it relates to the obligations of the Company under Article 3) will be liable for any delays or failures in performance resulting from acts beyond its reasonable control including acts of God, pandemics (including COVID-19), terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest.
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Section 7.14 Construction.
(a) For purposes of this Agreement, whenever the context requires: singular terms will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.
(b) As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”
(c) The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.
(d) Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties hereto and Gem have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and Gem and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.
(e) All references herein to “$” are to United States Dollars.
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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.
Gemini Therapeutics, Inc.

By:
Name:
Title:

[AGENT]

By:
Name:
Title:
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ANNEX G
CERTIFICATE OF AMENDMENT TO THE AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF GEMINI THERAPEUTICS, INC.
(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)
Gemini Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”),
DOES HEREBY CERTIFY:
1. Resolutions were duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law proposing this Amendment of the Corporation’s Amended and Restated Certificate of Incorporation and declaring the advisability of this Amendment of the Amended and Restated Certificate of Incorporation, as amended, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolutions setting forth the proposed amendments are as follows:
RESOLVED, that the first paragraph of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation, as amended, be and hereby is deleted in its entirety and the following paragraphs are inserted in lieu thereof:
“The total number of shares of capital stock which the Corporation shall have authority to issue is One Hundred and Ten Million (110,000,000) of which (i) One Hundred Million (100,000,000) shares shall be a class designated as common stock, par value $0.0001 per share (the “Common Stock”), and (ii) Ten Million (10,000,000) shares shall be a class designated as undesignated preferred stock, par value $0.0001 per share (the “Undesignated Preferred Stock”).”
RESOLVED, that Section C of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation, as amended, be and hereby is deleted in its entirety and the following paragraphs are inserted in lieu thereof:
“C. Reverse Stock Split
Effective immediately upon the filing of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation, as amended (the “Effective Time”), a one-for-ten reverse stock split of the Corporation’s common stock, par value $0.0001 per share (the “Common Stock”), shall become effective, pursuant to which each ten shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.0001 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the fair value per share of the Common Stock immediately prior to the Effective Time as determined by the Board of Directors of the Corporation.
Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.”

2. This Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law.
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IN WITNESS WHEREOF, this Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by its Interim President and Chief Executive Officer this [•] day of [•], 2022.

Georges Gemayel
Interim President and Chief Executive Officer

Annex H
Section 262 of the Delaware General Corporation Law
§ 262. Appraisal rights
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):
(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or
(2) If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.
(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.
(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.
(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.
(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.
(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

PART II

INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS
Item 20.	Indemnification of Directors and Officers
Section 145 of the Delaware General Corporation Law (the “DGCL”) authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.
Gemini has adopted provisions in Gemini’s certificate of incorporation and bylaws, which became effective in connection with the completion of Gemini’s business combination on February 5, 2021, that limit or eliminate the personal liability of Gemini’s directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to Gemini or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:
•	any breach of the director’s duty of loyalty to Gemini or its stockholders;
•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or
•	any transaction from which the director derived an improper personal benefit.
These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.
In addition, Gemini’s bylaws provide that:
•
Gemini will indemnify its directors, officers and, in the discretion of its board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•
Gemini will advance expenses, including attorneys’ fees, to its directors and, in the discretion of its board of directors, to its officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of Gemini, subject to limited exceptions.

Gemini has entered into indemnification agreements with several of its directors and executive officers. These agreements provide that Gemini will indemnify each of its directors and executive officers to the fullest extent permitted by Delaware law. Gemini will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director or executive officer in connection with any proceeding in which indemnification is available and Gemini will indemnify its directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of Gemini or in furtherance of Gemini’s rights. Additionally, certain of Gemini’s directors may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s services as a director referenced herein. Nonetheless, Gemini has agreed in the indemnification agreements that Gemini’s obligations to those same directors are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.
Gemini also maintains general liability insurance which covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

Under the Merger Agreement, from the effective time of the merger through the sixth anniversary of the date of the effective time, Gemini and the surviving corporation agree to indemnify and hold harmless each person who was, as of August 9, 2022, the signing date of the Merger Agreement, or had been at any time prior, or who becomes prior to the effective time of the merger, a director or officer of Gemini or Disc, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses pertaining to claims arising out of the fact that such person was a director or officer of Gemini or Disc, at or prior to the effective time of the merger, to the fullest extent permitted under the DGCL.
Under the Merger Agreement, the certificate of incorporation and bylaws of the surviving corporation in the merger with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Gemini that are set forth in the certificate of incorporation and bylaws of Gemini in effect as of August 9, 2022, the date of the Merger Agreement, shall not be amended, modified or repealed for a period of six years from the effective time of the merger in a manner that would adversely affect the rights of such individuals who at the effective time of the merger were officers or directors of Gemini, unless required by applicable law.
The Merger Agreement also provides that Gemini shall purchase an insurance policy in effect for six years from the effective time of the merger, providing no less favorable coverage as the current directors’ and officers’ liability insurance policies maintained by Gemini with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any m atter claimed against the current and former officers and directors of Gemini.
Item 21.	Exhibits and Financial Statement Schedules
(a)	Exhibit Index
A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.
(b)	Financial Statements
The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and is incorporated herein by reference.
Item 22.	Undertakings
(a)	The registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Filing Fee Table” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) herein do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement.
(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Exhibit Number	Description
2.1†^	Agreement and Plan of Merger and Reorganization, dated as of August 9, 2022, by and among Gemini Therapeutics, Inc., Gemstone Merger Sub, Inc. and Disc Medicine, Inc.
3.1^	Second Amended and Restated Certificate of Incorporation of Disc Medicine, Inc., as amended on July 25, 2022, and as currently in effect.
3.2^	Bylaws of Disc Medicine, Inc., as currently in effect.
3.3^
Amended and Restated Articles of Incorporation of Gemini Therapeutics, Inc. (incorporated by reference to Annex B to Gemini Therapeutics, Inc.’s Proxy Statement/Prospectus on Form S-4/A (Registration No. 333-249785)).

3.4^
Amended and Restated By-laws of Gemini Therapeutics, Inc. (incorporated by reference to Annex C to the Gemini Therapeutics, Inc.’s Proxy Statement/Prospectus on Form S-4/A (Registration No. 333-249785)).

4.1^	Amended and Restated Investors’ Rights Agreement, among Disc Medicine, Inc. and certain of its stockholders, dated August 23, 2021.
4.2^	Form of Specimen Common Stock Certificate of Gemini Therapeutics, Inc. (incorporated by reference to Exhibit 4.1 to Form S-4/A (Registration No. 333-249785)).
4.3^
Registration Rights Agreement, dated February 5, 2021, by and among Gemini Therapeutics, Inc. and the stockholder parties thereto (incorporated by reference to Exhibit 10.1 on Form 8-A12B/A filed on February 5, 2021).

4.4^
Voting Agreement, dated February 5, 2021, by and among Gemini Therapeutics, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.2 to Gemini Therapeutics, Inc.’s Current Report on Form 8-K filed on February 11, 2021).

4.5^	Description of Securities of Gemini Therapeutics, Inc. (incorporated by reference to Exhibit 4.4 to Gemini Therapeutics, Inc.’s Annual Report on Form 10-K filed on March 10, 2022).
5.1^	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP, counsel of Gemini Therapeutics, Inc.
8.1^	Tax Opinion of Goodwin Procter LLP, counsel of Disc Medicine, Inc.
8.2^	Tax Opinion of Wilmer Cutler Pickering Hale and Dorr LLP, counsel of Gemini Therapeutics, Inc.
10.1#^	2017 Stock Option and Grant Plan of Disc Medicine, Inc., and form of award agreements thereunder.
10.2††^	License Agreement by and among Disc Medicine, Inc., F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated May 7, 2021.
10.3††^	License Agreement by and between Disc Medicine, Inc. and AbbVie Deutschland GmbH & Co, KG, dated September 13, 2019.

Exhibit Number	Description
10.4^	Lease by and between Disc Medicine, Inc. and ARE-MA Region No. 75, LLC, dated October 29, 2021.
10.5^	Addendum to License Agreement by and among Disc Medicine, Inc., F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated December 7, 2021.
10.6^	Amendment to Addendum to License Agreement by and among Disc Medicine, Inc., F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated February 28, 2022.
10.7^	Second Amendment to Addendum to License Agreement by and among Disc Medicine, Inc., F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated May 31, 2022.
10.8#^
Gemini Therapeutics, Inc. 2021 Stock Option and Incentive Plan (incorporated by reference to Annex D to Gemini Therapeutics, Inc.’s Proxy Statement/Prospectus on Form S-4/A (Registration No. 333-249785)).

10.9#^
Forms of Award Agreements under the Gemini Therapeutics, Inc. 2021 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.5 of Gemini Therapeutics, Inc.’s Current Report on Form 8-K filed on February 11, 2021).

10.10#^	Gemini Therapeutics, Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Annex 1 to Proxy Statement on Schedule 14A filed on August 17, 2021).
10.11#^
Form of Indemnification Agreement for Directors of Gemini Therapeutics, Inc. (incorporated by reference to Exhibit 10.6 of Gemini Therapeutics, Inc.’s Current Report on Form 8-K filed on February 11, 2021).

10.12#^
Form of Indemnification Agreement for Officers of Gemini Therapeutics, Inc. (incorporated by reference to Exhibit 10.7 of Gemini Therapeutics, Inc.’s Current Report on Form 8-K filed on February 11, 2021).

10.13#^
Employment Agreement, dated as of November 15, 2021, by and between Gemini Therapeutics, Inc. and Dr. Georges Gemayel (incorporated by reference to Exhibit 10.2 of Gemini Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed on November 15, 2021).

10.14#^
Retention Agreement, dated as of October 4, 2021, by and between Gemini Therapeutics, Inc. and Dr. Samuel Barone (incorporated by reference to Exhibit 10.1 of Gemini Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed on November 15, 2021).

10.15#^
Employment Agreement, dated as of February 4, 2021, by and between Gemini Therapeutics, Inc. and Brian Piekos (incorporated by reference to Exhibit 10.2 of Gemini Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed on May 13, 2021).

10.16#^
Employment Agreement, dated as of April 12, 2021, by and between Gemini Therapeutics, Inc. and Dr. Samuel Barone (incorporated by reference to Exhibit 10.1 of Gemini Therapeutics, Inc.’s Quarterly Report on Form 10-Q filed on August 12, 2021).

10.17#^
Employment Agreement, dated as of February 5, 2021, by and between Gemini Therapeutics, Inc. and Jason Meyenburg (incorporated by reference to Exhibit 10.9 to Gemini Therapeutics, Inc.’s Current Report on Form 8-K filed on February 11, 2021).

10.18#^
Separation Agreement and Release, dated as of February 28, 2022, by and between Gemini Therapeutics, Inc. and Jason Meyenburg (incorporated by reference to Exhibit 10.1 to Gemini Therapeutics, Inc.’s Current Report on Form 8-K filed on February 28, 2022).

10.19#^	Gemini Therapeutics, Inc. 2021 Inducement Plan (incorporated by reference to Exhibit 99.3 of Gemini Therapeutics, Inc.’s Form S-8 filed on April 13, 2021 (Registration No. 333-255194)).
10.20^	Second Amendment Agreement, dated March 7, 2022, by and between Sanquin Blood Supply Foundation and Gemini Therapeutics Sub, Inc.
10.21^	Third Amendment to Addendum to License Agreement by and among Disc Medicine, Inc., F. Hoffmann-La Roche Ltd and Hoffmann-La Roche Inc., dated October 19, 2022.
10.22††^	Stock Purchase and Restriction Agreement, dated September 13, 2019, by and between Disc Medicine, Inc. and AbbVie Deutschland GmbH & Co. KG.
21.1^	List of Subsidiaries of Disc Medicine, Inc.
21.2^	List of Subsidiaries of Gemini Therapeutics, Inc.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm of Disc Medicine, Inc.
23.2	Consent of Ernst & Young LLP, independent registered public accounting firm of Gemini Therapeutics, Inc.

Exhibit Number	Description
23.3	Consent of SVB Securities LLC
23.4^	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page).
107^	Filing Fee Table
^	Previously filed.
†
The annexes, schedules, and certain exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Gemini hereby agrees to furnish supplementally a copy of any omitted annex, schedule or exhibit to the Commission upon request.

††	Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the Securities and Exchange Commission.
#	Indicates a management contract or compensatory plan.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on the 1st day of December, 2022.
GEMINI THERAPEUTICS, INC.

By:	/s/ Georges Gemayel
Name:	Georges Gemayel
Title:	Interim President and Chief Executive Officer
Pursuant to the requirements of the Securities Act, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.
Signature	Title	Date

/s/ Georges Gemayel	Interim President and Chief Executive Officer and Executive Chairperson (Principal Executive Officer)	December 1, 2022
Dr. Georges Gemayel

*	Chief Financial Officer and Chief Business Officer (Principal Financial Officer and Principal Accounting Officer)	December 1, 2022
Brian Piekos

*	Director	December 1, 2022
Dr. Carl Gordon

*	Director	December 1, 2022
David Lubner

*	Director	December 1, 2022
Dr. Tuyen Ong

*	Director	December 1, 2022
Jason Rhodes

*	Director	December 1, 2022
Dr. Jim Tananbaum
*By:	/s/ Georges Gemayel
Georges Gemayel
Attorney-in-Fact